Form 10-K, Exhibit 13
period 1994-12-31
WHIRLPOOL CORP /DE/
filed 1995-03-17
CIK 106640

                                                            Financial Review 23


                 . [ Management's Discussion and Analysis ] .

. Results of Operations

The consolidated statements of earnings summarize operating results for the last three years. This section of Management's Discussion highlights the main factors affecting the changes in operating results during the three-year period.

   The accompanying consolidated financial statements include supplemental consolidating data reflecting the Company's investment in Whirlpool Financial Corporation ("WFC") on an equity basis rather than as a consolidated subsidiary. Management believes this presentation provides more meaningful information about the major home appliance and financial services businesses.

Revenues

   Revenues were $8.1 billion in 1994, an increase of 8% over 1993 due primarily to unit volume increases and North America price increases. The overall impact of currency fluctuations was not significant. North American revenues increased 11% due primarily to increased volumes and pricing partially offset by product mix. North American unit volumes increased 9% for the year which was slightly below the overall increase for the industry. Shipments of appliances bearing the KitchenAid, Whirlpool and Roper brand names were up strongly for the year. Shipments to Sears under its Kenmore brand were down slightly as Sears closed its catalog business and a number of retail stores in 1993. North American industry-wide shipments are currently expected to be up about 3% in 1995. European revenues were up 7% due primarily to increased volumes which grew at more than twice the rate of the industry average of 3%. European industry-wide shipments are currently expected to be up about 2% in 1995. Additional price increases of about 2 to 3% were implemented in North America and Europe effective January 1, 1995, in response to rising raw material and component prices. Financial services revenues were down 5% in 1994 due primarily to the continued liquidation of WFC's commercial lending portfolio.

   Revenues were $7.5 billion in 1993, an increase of 3% over 1992.
Excluding the effects of currency fluctuations, revenues increased 8% in 1993 due primarily to unit volume increases. North American unit volumes and revenue were significantly ahead of the prior year periods and exceeded industry-wide shipment growth of about 5%. North America's Whirlpool, KitchenAid and Roper product brands all had strong unit volume and revenue gains for the year as did product manufactured for Sears under its Kenmore brand. European unit volumes were ahead of 1992 even as industry-wide shipments were down 1 to 2%. Revenues were down due to currency fluctuations. Financial services revenues were down 18% in 1993 due to lower volumes and interest rates. The declines were also related to WFC's implementation of a new strategy to better complement Whirlpool's global home-appliance business and phase out of aerospace and highly leveraged commercial lending activities.

Expenses

   The relationship of cost of products sold to net sales deteriorated slightly in 1994 compared to 1993. North American margins were up slightly in 1994 due to improved productivity, increased volumes and pricing partially offset by chlorofluorocarbon (CFC) taxes, compliance costs associated with energy regulatory requirements and product mix. European margins were down in 1994 due to the competitive pressures of a consolidating industry and to brand and product mix as consumer demand shifted somewhat to lower-margin, value-brand appliances.

   The relationship of cost of products sold to net sales improved about 1% in 1993 compared to 1992. North American margins in 1993 were up slightly with operating leverage offset by higher benefit costs associated with new accounting rules (refer to Net Earnings) and the effect of a weakening Canadian dollar. European margins were up significantly in 1993 due to the favorable impact of currency movements on the European cost structure and ongoing productivity improvements.

   The ratio of consolidated selling and administrative expenses as a percent of revenues, excluding the effect of the 1993 WFC first quarter charge (refer to Net Earnings), was flat in 1994 compared to 1993. The appliance business expense ratio was up slightly. North American expenses as a percent of net sales were up slightly due primarily to costs associated with the new distribution arrangement (refer to Note 10 to the accompanying consolidated financial statements) and due to costs related to a refrigerator conversion project. European expenses as a percent of net sales were down due to ongoing cost reduction initiatives. The year was also affected by a planned increase in costs related to the Company's strategy to expand its presence in Asia. Financial services expenses excluding nonrecurring charges, as a percent of the related revenue, were up slightly due to accelerated depreciation of aircraft on lease and increased operating expenses to support the inventory and consumer finance businesses.

24 Financial Review


           . [ Management's Discussion and Analysis (continued) ] .

   The ratio of consolidated selling and administrative expenses as a percent of revenues, excluding the effect of the 1993 WFC first quarter charge (refer to Net Earnings), was up slightly in 1993 compared to 1992. Appliance business expenses were slightly higher due to planned costs related to the Company's strategy to expand its presence in Asia, higher technology spending and higher expenses under incentive plans. Financial services expenses, excluding the 1993 charge mentioned earlier, increased due to higher loan loss provisions and accelerated depreciation of aircraft on lease.

   Financial services interest expense was down in 1994 compared to 1993 and in 1993 compared to 1992 due to reductions in investment levels and lower interest rates.

   In the third quarter of 1994, the Company sold its minority interest position in Matsushita Floor Care Company (MFCC), a vacuum cleaner manufacturer, resulting in a $26 million pre-tax gain. The Company also sold its European compressor operation in the second quarter of 1994 resulting in a $34 million pre-tax gain. Refer to Cash Flow - Investing Activities.

   Restructuring costs of $250 million for 1994 consist of charges to consolidate and reorganize the Company's European sales, marketing and support functions to better serve dealers by trade channel rather than by country, the closure of two North American manufacturing facilities and the further consolidation and rationalization of North American operations. The restructuring is expected to result in annual cost savings of $150 million by 1997. Refer to Note 10 to the accompanying consolidated financial statements.

   Restructuring costs for 1993 consist of charges to end independent distributor agreements in North America in order to streamline the distribution process, facility consolidation and employee related charges in Canada, the pre-tax loss on the sale of a refrigerator plant in Barcelona, Spain, and employee related costs associated with efforts to increase cost effectiveness in Europe.

   Restructuring costs for 1992 consist primarily of employee related costs to strategically redirect the Company's financial services business, increase cost effectiveness in the European appliance business and complete the compressor facility consolidation announced in 1991.

Interest Expense

   Appliance business interest expense was flat in 1994 due to lower borrowing levels offset by higher interest rates. Appliance business interest expense was down significantly in 1993 over 1992 due to lower borrowing levels and lower interest rates.

Income Taxes

   The provision for income taxes as a percent of earnings before income taxes and other items was 60% in 1994 (40% excluding the effect of restructuring and business dispositions) compared to 40% in 1993 and 41% in 1992. The higher effective rate in 1994 is due primarily to the impact of the 1994 restructuring charge and a 1994 tax charge associated with the sale of the European compressor operation partially offset by a 1994 tax benefit associated with the sale of MFCC. Excluding the effects of restructuring and business dispositions, the 1994 effective tax rate is essentially flat with the prior year. The lower effective tax rate for 1993 compared to 1992 is due primarily to utilization of European tax benefits and lower non-deductible expenses partially offset by the higher U.S. Federal tax rate.

Earnings before Equity Earnings and Other Items

   Earnings before equity earnings and other items were $116 million in 1994, $227 million in 1993 and $218 million in 1992. Excluding the impact of restructuring, business dispositions and the 1993 WFC charge, earnings before equity earnings and other items were $290 million in 1994, $281 million in 1993 and $243 million in 1992.

Equity in Affiliated Companies and Other

   Equity earnings were $59 million in 1994 compared to $16 million in 1993 and equity losses of $13 million in 1992.

   The Company's Brazilian affiliates generated equity earnings of $39 million in 1994 compared to $21 million in 1993 and equity losses of $10 million in 1992. The Brazilian government implemented a new economic plan in 1994 which increased consumer demand. Results were also favorably affected by financial income and utilization of net operating loss carryforwards partially offset by non-operating reserves. Effective May 1, 1994, two of the Brazilian affiliates, Brastemp S.A. and Consul S.A., were merged into a new entity, Multibras S.A. The merger resulted in operating efficiencies as an outcome of consolidating selling and administrative functions, improved utilization of prior year tax losses, and more flexibility in management of brands and products. The

                                                            Financial Review 25




improved 1993 performance resulted primarily from higher sales volumes and productivity improvements. The 1992 performance reflected higher operating losses partially offset by the reversal of non-operating reserves established in 1991. The Company records the equity results of its Brazilian affiliates on a one month lag.

   The Company's Mexican affiliate reported equity earnings of $16 million in 1994 compared to equity losses of $6 million and $5 million in 1993 and 1992. The increase in 1994 is due to increased shipments, improved cost control and an $8 million gain resulting from the devaluation of the Mexican peso. Results in 1993 include a $3 million charge for taxes related to prior years.

   Economic volatility and exchange rate changes continue to affect consumer purchasing power and the appliance industry as a whole in Brazil and Mexico.

Net Earnings

   In 1994, the Company recorded an after-tax restructuring charge of $192 million or $2.54 per share. Business dispositions in 1994 resulted in an after-tax gain of $18 million or $.24 per share.

   The Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," in the first quarter of 1993 resulting in a one time after-tax charge to earnings of $180 million or $2.52 per share. The Company also recorded a first quarter after-tax charge of $40 million or $.56 per share primarily to adjust the value of specific aerospace and commercial accounts in WFC's financing portfolio.

   Absent all restructuring, business dispositions, SFAS No. 106 and WFC charges mentioned above, net earnings were $332 million in 1994, $285 million in 1993 and $230 million in 1992. Corresponding earnings per share were $4.40 in 1994, $3.94 in 1993 and $3.26 in 1992.

. Cash Flows

The statements of cash flows reflect the changes in cash and equivalents for the last three years by classifying transactions into three major categories; operating, investing and financing activities.

Operating Activities

   The Company's main source of liquidity is cash from operating activities consisting of net earnings from operations adjusted for non-cash operating items such as depreciation and changes in operating assets and liabilities such as receivables, inventories and payables.

   Cash provided by operating activities was $449 million in 1994, $629 million in 1993 and $578 million in 1992. The decrease in 1994 is due primarily to changes in receivables, inventories, other operating accounts and restructuring spending. The improvement in 1993 was due primarily to higher earnings and changes in inventories, payables and other operating accounts. Other operating accounts primarily include accrued expenses related to employee compensation, income taxes, product warranty and advertising.

Investing Activities

   The principal recurring investing activities are property additions and investments in and collection of financing receivables and leases. Net property additions were $418 million in 1994, $309 million in 1993 and $288 million in 1992. These expenditures are primarily for equipment and tooling related to product improvements, more efficient production methods, replacement for normal wear and tear and more stringent governmental energy and environmental regulations. Lower investment in the financial services business resulted in $17 million, $285 million and $168 million of net cash receipts from WFC financing receivables in 1994, 1993 and 1992.

   Other investing activities during the past three years included business dispositions and acquisitions.

   In December 1994, the Company announced plans to begin manufacturing and distributing major home appliances in China. The Company has entered into two agreements to acquire for about $90 million a majority interest in SMC Microwave Products Co., Inc., a microwave oven manufacturer with current annual revenues of about $100 million and to invest about $17 million for the majority interest in Beijing Whirlpool Snowflake Electric Appliance Company, Limited, a new joint venture to produce refrigerators. The Snowflake joint venture received government approval in December. The SMC joint venture is expected to close in the first quarter of 1995. The Company is currently negotiating another joint venture arrangement with Shanghai Narcissus Electric

26 Financial Review


           . [ Management's Discussion and Analysis (continued) ] .

Appliance Corp., Ltd. to produce washing machines as well as a fourth joint venture to produce air conditioners. The Company is also considering additional investment opportunities in China and worldwide.

   In September 1994, the Company sold its minority interest in Matsushita Floor Care Company (MFCC), a joint venture which manufactures and markets vacuum cleaners in the North American market. The sale resulted in cash proceeds of $44 million and a pre-tax gain of $26 million. The after-tax gain was $18 million or $.24 per share.

   In July 1994, the Company announced plans to expand its presence in India by acquiring a controlling interest in Kelvinator of India, Ltd. (KOI), a manufacturer and marketer of refrigerators, for about $120 million in cash. The acquisition is expected to close in 1995 pending approval from the Indian government. As the transaction involves an issue of new KOI shares, most of the purchase price will be invested as equity in KOI in support of planned plant and product line expansion. KOI annual sales were about $120 million for its fiscal year ended June 30, 1994.

   In April 1994, the Company sold its European compressor operation to one of the Company's Brazilian affiliates for $106 million. The Company received 75% of the selling price in cash at the closing date with the remainder due in 1996. The sale resulted in a pre-tax gain of $34 million but no significant gain or loss after taxes. The European compressor operation contributed gross sales of $213 million, including third party sales of $127 million, and pre-tax earnings of $10 million in 1993.

   In April 1994, the Company made an additional $3 million investment in TVS Whirlpool Limited to become the majority partner in this Indian joint venture. In February 1994, the Company made an additional $3 million investment in Whirlpool Tatramat to become the majority partner in this Slovakian joint venture and contributed $3 million for a minority interest in a joint venture with Teco Electric and Machinery Co., Ltd., to market and distribute appliances in Taiwan.

   In the third quarter of 1994, the Company began construction of a new $100 million cooking products facility in Tulsa, Oklahoma, to manufacture freestanding gas and electric ranges beginning in mid-1996.

   In October 1993, the Company made an additional $26 million investment in Brastemp (now Multibras S.A.). In April 1993, as part of the Company's
Latin America strategy, the Company's Argentine subsidiary sold additional voting stock, representing a 40% interest, to one of the Company's Brazilian affiliates for $7 million. In July 1993, the Company sold its refrigerator plant in Barcelona, Spain, for $4 million, resulting in an $8 million pre-tax loss but no significant gain or loss after taxes.

Financing Activities

   Dividends to shareholders totaled $90 million in 1994, $85 million in 1993 and $77 million in 1992.

   The Company reduced borrowings by $33 million in 1994 primarily due to the continued liquidation of WFC's commercial lending portfolio.

   In December 1994, the Company announced plans to repurchase up to 5% of the outstanding shares of common stock. The treasury shares will be used in employee stock-option, retirement and other compensation programs and for general corporate purposes. Through the end of January 1995, the Company had repurchased approximately 875,000 shares for $45 million.

   The Company reduced borrowings by $583 million in 1993 due to strong operating cash flow and the liquidation of WFC's commercial lending portfolio.

   In 1993, WFC completed a $75 million sale of preferred stock in a move consistent with plans to broaden the subsidiary's equity base and position it as a more financially independent business entity. The proceeds were used to repay intercompany debt to the Company. Refer to Note 6 to the accompanying consolidated financial statements.

   In 1993, the Company called $125 million of 9 1/8% Sinking Fund
Debentures and terminated $100 million of related interest rate swap agreements resulting in an immaterial gain on extinguishment. The Company also terminated $400 million of interest rate swap agreements designated as hedges of long-term debt resulting in a deferred gain of $51 million which is being amortized as a reduction in interest expense over the life of the related debt.

   In 1993, WFC initiated a commercial paper program which authorizes the issuance of up to $1.2 billion. The 1993 net proceeds of $790 million were used to repay intercompany debt to the Company.

                                                            Financial Review 27




. Financial Condition and Other Matters

The financial position of the Company remains strong as evidenced by the December 31, 1994, balance sheet. The Company's total assets are $6.7 billion and stockholders' equity is $1.7 billion.

   The overall debt to invested capital ratio at December 31, 1994, was essentially flat compared to December 31, 1993. The appliance business debt to invested capital ratio net of cash ("debt ratio") increased slightly from 32% to 34% due primarily to the effect on equity of the restructuring charge and stock repurchase offset somewhat by the conversion of subordinated zero coupon convertible notes. As of December 31, 1994, convertible notes with principal amounts of $369 million have been converted into 2.7 million shares of the Company's common stock. The debt ratio is also affected by European currency movements due to a combination of foreign borrowings and the Company's hedging strategy related to Whirlpool Europe. The financial services debt to invested capital ratio decreased due to lower investment levels compared to December 31, 1993. The Company's debt continues to be rated investment grade by Moody's Investors Service Inc., Standard and Poors and Duff &
Phelps.

   Various European currency swaps and forward contracts serve to hedge net foreign currency cash flows and a portion of the Company's investment in Whirlpool Europe. Changes in the values of the swaps and forward contracts due to movements in exchange rates are included in the currency translation component of stockholders' equity or other income (expense) depending on whether or not they relate to the investment hedge.

   WFC's financing portfolio by business segment at December 31, 1994 and 1993, is as follows:

                             1994     .     1993
- ----------------------------------------------------
(millions of dollars)
Inventory                $  652    41%  $  558    35%
Aerospace                   465    29      484    30
Consumer                    386    24      300    19
Commercial                   25     2      180    11
Other                        55     4       85     5
                         ---------------------------
                         $1,583   100%  $1,607   100%
                         ===========================

   The aerospace portfolio is generally secured by newer (Stage III) aircraft on lease to various international airlines. Although the commercial airline industry seems to be stabilizing, the near-term outlook remains uncertain. Management believes the aerospace portfolio carrying value is appropriate. The Company previously announced it was phasing out of aerospace and highly leveraged commercial lending activities.

   The financial services industry is very competitive and various leasing companies, financial institutions and finance companies operate in the same markets as WFC. Refer to Notes 3 and 15 to the accompanying consolidated financial statements for a further description of WFC's business.

   In May 1993, the Financial Accounting Standards Board issued Statement
No. 114, "Accounting by Creditors for Impairment of a Loan." The new rules will require WFC to measure impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate. WFC must adopt the new rules on a prospective basis no later than 1995. Adoption of the new rules will not have a material effect on the Company's net earnings or financial position.

   The Company has external sources of capital available and believes it has adequate financial resources and liquidity to meet anticipated business needs and to fund future growth opportunities such as new products, acquisitions and joint ventures.

. Business Unit Net Sales and Operating Profit

The following appliance business (WFC on an equity basis) data is presented as supplemental information:

Net Sales by Business Unit Were as Follows:

                                      1994  .  1993    Increase/(Decrease)
- --------------------------------------------------------------------------
(millions of dollars)
North America                        $5,048   $4,559       $ 489   11%
Europe                                2,373    2,225         148    7
Latin America                           329      303          26    9
Asia                                    205      151          54   36
Other                                    (6)     130        (136)  --
                                     -------------------------------------
Total Appliance Business             $7,949   $7,368       $ 581    8%
                                     =====================================

28 Financial Review


           . [ Management's Discussion and Analysis (continued) ] .

Operating Profit by Business Unit Was as Follows:

                                  1994  .  1993   Increase/(Decrease)
- ---------------------------------------------------------------------
(millions of dollars)
North America                    $ 522    $ 474      $  48     10%
Europe                             163      139         24     17
Latin America                       49       43          6     16
Asia                               (22)      (5)       (17)    --
Restructuring                     (248)     (23)      (225)    --
Business Dispositions               60       (8)        68     --
Other                             (154)    (116)       (38)   (33)
                                 --------------------------------
Total Appliance Business         $ 370    $ 504      $(134)   (27)%
                                 ================================

   The restructuring relates to North America and Europe (refer to Note 10 to the accompanying consolidated financial statements). Other primarily includes the European Compressor Operation (1993 only), corporate costs and intercompany eliminations.

   For commentary regarding performance in North America and Europe, refer to Results of Operations. Latin America includes Whirlpool Argentina and the South American Sales Company (SASCO). Whirlpool Argentina improved both its product shipments and operating performance during 1994 and 1993 while SASCO's results were affected by pockets of economic instability, particularly in Venezuela. Asia had significant shipment and revenue growth during 1994 and 1993 but the increased operating loss was due primarily to planned costs related to the Company's strategy to expand its presence in Asia.

. Revenue Information

Year ended December 31          Percent   .    1994    .   1993   .   1992
- ---------------------------------------------------------------------------
(millions of dollars)
Major Home Appliances
  Home Laundry Appliances         32.2%       $2,610      $2,481     $2,489
  Home Refrigeration and
   Room Air Conditioning
   Equipment                      35.8         2,900       2,588      2,525
  Other Home Appliances           30.1         2,439       2,299      2,083
                                -------------------------------------------
                                  98.1         7,949       7,368      7,097

Financial Services                 1.9           155         165        204
                                -------------------------------------------
                                 100.0%       $8,104      $7,533     $7,301
                                ===========================================

                                                            Financial Review 29


                  . [ Consolidated Statements of Earnings ] .

                                                                                    Supplemental Consolidating Data
                                            Whirlpool Corporation     Whirlpool with WFC on an    Whirlpool Financial Corporation
                                                (Consolidated)              Equity Basis                       (WFC)
Year ended December 31                      1994  .  1993  .  1992     1994  .  1993  .   1992    1994   .   1993   .   1992
- ---------------------------------------------------------------------------------------------------------------------------------
(millions of dollars, except share data)
Revenues
Net sales                                  $7,949   $7,368   $7,097   $7,949   $7,368    $7,097   $ --       $ --       $ --
Financial services                            155      165      204       --       --        --    184        193        235
                                           --------------------------------------------------------------------------------------
                                            8,104    7,533    7,301    7,949    7,368     7,097    184        193        235
Expenses
Cost of products sold                       5,952    5,503    5,365    5,952    5,503     5,365     --         --         --
Selling and administrative                  1,490    1,433    1,323    1,415    1,305     1,242    104        155        113
Financial services interest                    51       59       82       --       --        --     63         72         95
Intangible amortization                        24       25       27       24       25        27     --         --         --
Gain on dispositions                          (60)      --       --      (60)      --        --     --         --         --
Restructuring costs                           250       31       25      248       31        16      2         --          9
                                           --------------------------------------------------------------------------------------
                                            7,707    7,051    6,822    7,579    6,864     6,650    169        227        217
                                           --------------------------------------------------------------------------------------
 Operating Profit (Loss)                      397      482      479      370      504       447     15        (34)        18
Other Income (Expense)
Interest and sundry                             9        6       38        3       19        21      8         (9)        20
Interest expense                             (114)    (113)    (145)    (104)    (105)     (134)    --         --         --
                                           --------------------------------------------------------------------------------------
 Earnings (Loss) Before
  Income Taxes,
   Other Items and
    Accounting Change                         292      375      372      269      418       334     23        (43)        38
Income taxes                                  176      148      154      169      167       142      7        (19)        12
                                           --------------------------------------------------------------------------------------
 Earnings (Loss) Before
  Equity Earnings,
   Minority Interests and
    Accounting Change                         116      227      218      100      251       192     16        (24)        26
Equity in WFC                                  --       --       --       11      (28)       26     --         --         --
Equity in affiliated
 companies                                     59       16      (13)      59       16       (13)    --         --         --
Minority interests                            (17)     (12)      --      (12)     (10)       --     (5)        (2)        --
                                           --------------------------------------------------------------------------------------
 Net Earnings (Loss)
  Before Cumulative
   Effect of Accounting
    Change                                    158      231      205      158      229       205     11        (26)        26
Cumulative effect of
 accounting change for
 postretirement benefits                       --     (180)      --       --     (178)       --     --         (2)        --
                                           --------------------------------------------------------------------------------------
 Net Earnings (Loss)                       $  158   $   51   $  205   $  158   $   51    $  205   $ 11       $(28)      $ 26
                                           ======================================================================================
Per share of common stock:
 Primary earnings before
  accounting change                        $ 2.10   $ 3.19   $ 2.90
 Primary earnings                          $ 2.10   $ 0.67   $ 2.90
 Fully diluted earnings
  before accounting change                 $ 2.09   $ 3.11   $ 2.79
 Fully diluted earnings                    $ 2.09   $ 0.67   $ 2.79
 Cash dividends                            $ 1.22   $ 1.19   $ 1.10
Average number of common
 shares
 outstanding (millions)                      75.5     72.3     70.6

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30 Financial Review


                      . [ Consolidated Balance Sheets ] .


                                                                            Supplemental Consolidating Data
                                                Whirlpool Corporation   Whirlpool with WFC   Whirlpool Financial
                                                   (Consolidated)       on an Equity Basis    Corporation (WFC)
December 31                                      1994     .    1993      1994   .   1993      1994  .  1993
- ----------------------------------------------------------------------------------------------------------------
(millions of dollars)
Assets
Current Assets
Cash and equivalents                            $    72       $    88   $    51   $    81    $   21   $    7
Trade receivables, less allowances of $38 in
 1994 and $36 in 1993                             1,001           866     1,001       866        --       --
Financing receivables and leases, less
 allowances                                         866           814        --        --      866      814
Inventories                                         838           760       838       760       --       --
Prepaid expenses and other                          197           102       183        95       14        7
Deferred income taxes                               104            78       104        78       --       --
                                                ----------------------------------------------------------------
    Total Current Assets                          3,078         2,708     2,177     1,880      901      828
Other Assets
Investment in affiliated companies                  370           320       370       320       --       --
Investment in WFC                                    --            --       253       239       --       --
Financing receivables and leases, less
 allowances                                         717           793        --        --      717      793
Intangibles, net                                    730           725       730       725       --       --
Deferred income taxes                               171           127       171       127       --       --
Other                                               149            55       149        55       --       --
                                                ----------------------------------------------------------------
                                                  2,137         2,020     1,673     1,466      717      793

Property, Plant and Equipment
Land                                                 73            69        73        69       --       --
Buildings                                           610           586       610       586       --       --
Machinery and equipment                           2,418         2,181     2,392     2,157       26       24
Accumulated depreciation                         (1,661)       (1,517)   (1,645)   (1,504)     (16)     (13)
                                                ----------------------------------------------------------------
                                                  1,440         1,319     1,430     1,308       10       11
                                                ----------------------------------------------------------------
    Total Assets                                $ 6,655       $ 6,047   $ 5,280   $ 4,654   $1,628   $1,632
                                                ================================================================

                                                            Financial Review 31



                                                                                                Supplemental Consolidating Data
                                                                     Whirlpool Corporation  Whirlpool with WFC  Whirlpool Financial
                                                                     (Consolidated)         on an Equity Basis  Corporation (WFC)
December 31                                                              1994  .  1993        1994  .  1993        1994  .  1993
- -----------------------------------------------------------------------------------------------------------------------------------
(millions of dollars)
Liabilities and Stockholders' Equity
Current Liabilities
Notes payable                                                           $1,162   $  992      $  226   $  160      $  936   $  832
Accounts payable                                                           843      742         795      689          48       53
Employee compensation                                                      201      177         192      172           9        5
Accrued expenses                                                           629      651         620      641           9       10
Restructuring costs                                                        114       33         112       33           2       --
Current maturities of long-term debt                                        39      168          36       83           3       85
                                                                        ---------------------------------------------------------
   Total Current Liabilities                                             2,988    2,763       1,981    1,778       1,007      985
Other Liabilities
Deferred income taxes                                                      221      167         110       67         111      100
Postemployment benefits                                                    481      472         481      472          --       --
Other liabilities                                                          262       65         262       65          --       --
Long-term debt                                                             885      840         703      607         182      233
                                                                        ---------------------------------------------------------
                                                                         1,849    1,544       1,556    1,211         293      333

Minority Interests                                                          95       92          20       17          75       75
Stockholders' Equity
Common stock, $1 par value: 250 million shares authorized,
  80 million and 79 million shares outstanding (including treasury
  stock) in 1994 and 1993                                                   80       79          80       79           8        8
Paid-in capital                                                            214      152         214      152          26       26
Retained earnings                                                        1,754    1,686       1,754    1,686         220      208
Unearned restricted stock                                                   (8)      (9)         (8)      (9)         --       --
Cumulative translation adjustments                                         (93)     (77)        (93)     (77)         (1)      (3)
Treasury stock -- 6 million and 5 million shares at cost in 1994
  and 1993                                                                (224)    (183)       (224)    (183)         --       --
                                                                        ---------------------------------------------------------
                                                                         1,723    1,648       1,723    1,648         253      239
                                                                        ---------------------------------------------------------
   Total Liabilities and Stockholders' Equity                           $6,655   $6,047      $5,280   $4,654      $1,628   $1,632
                                                                        =========================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32 Financial Review


                 . [ Consolidated Statements of Cash Flows ] .

                                                                                       Supplemental Consolidating Data
                                                   Whirlpool Corporation  Whirlpool with WFC on an  Whirlpool Financial Corporation
                                                      (Consolidated)            Equity Basis                     (WFC)
Year ended December 31                              1994 .  1993 . 1992     1994  .  1993  . 1992     1994   .   1993   .   1992
- -----------------------------------------------------------------------------------------------------------------------------------
(millions of dollars)
Operating Activities
Net earnings (loss) before cumulative effect of    $ 158   $ 231   $205    $ 158    $ 229    $205      $11       $(26)      $ 26
 accounting change
Depreciation                                         246     241    275      243      239     271        3          2          3
Deferred income taxes                                (28)    (31)     9      (39)     (27)      2       11         (4)         7
Equity in net losses (earnings) of affiliated
 companies, including dividends received             (57)    (14)    16      (57)     (14)     16       --         --         --
Equity in net loss (earnings) of WFC                  --      --     --      (11)      28     (26)      --         --         --
(Gain) loss on business dispositions                 (60)      8     --      (60)       8      --       --         --         --
Provision for doubtful accounts                       28      75     55        6        8      15       22         67         40
Amortization of goodwill                              20      28     27       20       28      27       --         --         --
Restructuring charges, net of cash paid              197      10     14      195       19       5        2         (9)         9
Minority interests                                    12      10     --       12       10      --       --         --         --
Other                                                 25      43     15        7       23      (4)      18         20          2
Changes in assets and liabilities, net of effects
 of business acquisitions and dispositions:
   Trade receivables                                (125)    (76)   (83)    (125)     (75)    (83)      --         --         --
   Inventories                                       (72)   (145)    (7)     (72)    (145)     (7)      --         --         --
   Accounts payable                                  107     101      5      105       89      29        2         12        (25)
   Other -- net                                       (2)    148     47       (2)     146      32       --          9          7
                                                   -----------------------------------------------------------------------------
Cash Provided by Operating Activities              $ 449   $ 629   $578    $ 380    $ 566    $482      $69       $ 71       $ 69

                                                            Financial Review 33



                                                                                    Supplemental Consolidating Data
                                         Whirlpool Corporation       Whirlpool with WFC on an       Whirlpool Financial Corporation
                                             (Consolidated)                Equity Basis                          (WFC)
Year ended December 31                1994   .   1993   .   1992      1994   .  1993   .  1992         1994   .  1993   .  1992
- -----------------------------------------------------------------------------------------------------------------------------------
(millions of dollars)
Investing Activities
Net additions to properties         $   (418)  $   (309)  $   (288)  $  (416)  $  (307)  $   (284)    $    (2)  $    (2)  $    (4)
Financing receivables
 originated and leasing
 assets purchased                     (3,051)    (2,603)    (2,497)       --        --         --      (3,051)   (2,603)   (2,497)
Principal payments
 received on financing
 receivables and leases                3,068      2,888      2,665        --        --         --       3,068     2,888     2,665
Acquisitions of
 businesses, less cash
 acquired                                (28)        --         --       (28)       --         --          --        --        --
Net increase in investment
 in affiliated
 companies                                --        (19)       (12)       --       (19)       (12)         --        --        --
Business dispositions                    124          4         --       124         4         --          --        --        --
Other                                    (34)       (57)       (80)       (9)       --        (67)        (25)      (63)       14
                                    ---------------------------------------------------------------------------------------------
 Cash Provided by (Used
  for) Investing Activities             (339)       (96)      (212)     (329)     (322)      (363)        (10)      220       178

Financing Activities
Proceeds of short-term borrowings     12,727     12,049     12,066     4,344     9,586     10,583       8,383     3,424     1,483

Repayments of short-term
 borrowings                          (12,585)   (12,465)   (12,299)   (4,255)   (9,785)   (10,617)     (8,330)   (3,641)   (1,701)
Proceeds of long-term debt                42         32         50       129       145         50          --        --        39
Repayments of long-term
 debt                                   (206)      (173)       (73)     (206)     (159)       (47)        (87)     (127)      (32)
Repayments of non-recourse
 debt                                    (11)       (26)       (17)       --        --         --         (11)      (26)      (17)
Dividends paid                           (90)       (85)       (77)      (90)      (85)       (77)         --        --        --
Purchase of treasury stock               (16)        --         --       (16)       --         --          --        --        --
Proceeds from the sale of
 preferred stock                          --         75         --        --        --         --          --        75        --
Swap terminations                         --         56         --        --        56         --          --        --        --
Other                                     13         26          8        13        27         10          --        (3)      (16)
                                    ---------------------------------------------------------------------------------------------
 Cash Used for Financing
  Activities                            (126)      (511)      (342)      (81)     (215)       (98)        (45)     (298)     (244)
                                    ---------------------------------------------------------------------------------------------
 Increase (Decrease) in
  Cash and Equivalents                   (16)        22         24       (30)       29         21          14        (7)        3

Cash and equivalents at
 beginning of year                        88         66         42        81        52         31           7        14        11
                                    ---------------------------------------------------------------------------------------------
 Cash and Equivalents at
  End of Year                       $     72   $     88   $     66   $    51   $    81   $     52     $    21   $     7   $    14
                                    =============================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

34 Financial Review

              . [ Notes to Consolidated Financial Statements ] .


. Note 1: Summary of Principal Accounting Policies

Principles of Consolidation: The consolidated financial statements include all majority-owned subsidiaries. Investments in affiliated companies are accounted for by the equity method. Intercompany transactions and amounts between Whirlpool Corporation and Whirlpool Financial Corporation (WFC) included in the supplemental consolidating data have been eliminated in the consolidated financial statements. The eliminations relate primarily to intercompany financing, interest and leasing transactions.

  Revenue Recognition: Sales are recorded when product is shipped to wholesale distributors or directly to retailers. Refer also to Financing Receivables and Leases.

  Cash and Equivalents: All highly liquid debt instruments purchased with a maturity of three months or less are considered cash equivalents.

  Inventories: Inventories are stated at first-in, first-out (FIFO) cost, except U.S. production inventories which are stated at last-in, first-out
(LIFO) cost.  Costs do not exceed realizable values.

  Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation of plant and equipment is computed using the straight-line method based on the estimated useful lives of the assets.

  Intangibles: The cost of business acquisitions in excess of net tangible assets acquired is amortized on a straight-line basis principally over 40 years. Accumulated amortization aggregated $124 million at December 31, 1994, and $109 million at December 31, 1993. On an annual basis, the Company evaluates recorded goodwill for potential impairment against the current and estimated undiscounted future operating income before goodwill amortization of the businesses to which the goodwill relates.

  Research and Development Costs: Research and development costs are charged to expense as incurred. Such costs were approximately $152 million in 1994, $128 million in 1993 and $113 million in 1992.

  Advertising Costs: Advertising costs are charged to expense as incurred. Such costs were approximately $140 million in 1994, $128 million in 1993 and $130 million in 1992.

  Financing Receivables and Leases: Interest and discount charges are recognized in revenues using the effective yield method. Lease income is recorded in decreasing amounts over the term of the lease contract, resulting in a level rate of return on the net investment in the lease. Origination fees and related costs are deferred and amortized as yield adjustments over the life of the related receivable or lease.

  The allowance for losses is maintained at estimated amounts necessary to cover losses on all finance and leasing receivables based on management's assessment of various factors including loss experience and review of problem accounts.

  The Company adopted Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective January 1, 1994. The new rules require that certain investments in marketable equity securities and many debt securities be presented at fair value. Adoption of the new rules had no material effect on the Company's net earnings or financial position.

  In May 1993, the Financial Accounting Standards Board issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loans' effective interest rate. The new rules must be adopted on a prospective basis no later than 1995. Adoption of the new rules will not have a material effect on the Company's net earnings or financial position.

  Derivative Financial Instruments:   The Company's policy is to diminish the
economic impact of fluctuations in various financial markets on operations in dollar terms. To achieve this, the Company enters into interest rate and cross currency interest rate swaps to hedge its exposure to fluctuations in interest rates; cross currency interest rate swaps and foreign currency forward contracts to hedge its exposure to fluctuations in foreign currency exchange rates; and commodity swaps to reduce its exposure to raw material price fluctuations.

  The Company's hedging strategy for the foreign currency exchange risk associated with its investment in Europe is based on projected foreign currency cash flows over periods up to ten years. The Company uses foreign currency forward contracts and interest rate and cross currency interest rate swaps to effectively convert a portion of the Company's U.S. dollar denominated debt into various European currencies. The Company's investment in Europe and the foreign currency portion of these contracts and swaps are adjusted each period to reflect current foreign currency exchange rates with gains and losses recorded in the equity section of the balance sheet. To the extent that the notional amounts of these contracts exceed the Company's investment in Europe, the respective mark-to-market gains and losses are reflected currently in earnings. The net translation gain (loss) recognized in other income, including the gains

                                                             Financial Review 35

. Note 1:  Summary of Principal Accounting Policies
  (continued)

and losses from these contracts not qualifying as hedges, was $(3) million, $5 million and $18 million in 1994, 1993 and 1992. The differential paid or received on interest rate swaps and the interest component of cross currency interest rate swaps is recognized as an adjustment to interest expense.

  Foreign currency forward contracts are also used to hedge payments due on cross currency interest rate swaps, intercompany loans and intercompany shipments. In addition, the Company hedges a portion of its contractual requirements of certain commodities with commodity swaps. Gains and losses on these contracts are recognized in the same period as the underlying transactions.

  WFC enters into interest rate swaps to match certain assets and liabilities in terms of duration and pricing frequency and to hedge margins on financing transactions. The differential paid or received on these contracts is recognized as an adjustment to interest expense.

  The Company deals only with investment grade counterparties to these contracts and monitors overall credit risk and exposure to individual counterparties. The Company does not anticipate nonperformance by any counterparties. The amount of the exposure is generally the unrealized gains in such contracts. The Company does not require, nor does it post, collateral or security on such contracts.

  Net Earnings Per Common Share: Net earnings per common share are based on the average number of shares of common stock and common stock equivalents outstanding during each year. Primary per share amounts assume, if dilutive, the exercise of stock options and vesting of restricted stock using the treasury stock method. Fully dilutive per share amounts also assume the conversion of the 7% subordinated convertible notes.

. Note 2:  Business Acquisitions and Dispositions

In December 1994, the Company announced plans to begin manufacturing and distributing major home appliances in China. The Company has entered into two agreements to acquire for about $90 million a majority interest in SMC Microwave Products Co., Inc., a microwave oven manufacturer with current annual revenues of about $100 million and to invest about $17 million for the majority interest in Beijing Whirlpool Snowflake Electric Appliance Company, Limited, a new joint venture to produce refrigerators. The Snowflake joint venture received government approval in December. The SMC joint venture is expected to close in the first quarter of 1995. The Company is currently negotiating another joint venture arrangement with Shanghai Narcissus Electric Appliance Corp., Ltd. to produce washing machines, as well as a fourth joint venture to produce air conditioners.

  In September 1994, the Company sold its minority interest in Matsushita Floor Care Company (MFCC), a joint venture which manufactures and markets vacuum cleaners in the North American market. The sale resulted in cash proceeds of $44 million and a pre-tax gain of $26 million. The after-tax gain was $18 million or $.24 per share.

  In July 1994, the Company announced plans to expand its presence in India by acquiring a controlling interest in Kelvinator of India, Ltd. (KOI), a manufacturer and marketer of refrigerators, for about $120 million in cash.
The acquisition is expected to close in 1995 pending approval from the Indian government. As the transaction involves an issue of new KOI shares, most of the purchase price will be invested as equity in KOI in support of planned plant and product line expansion. KOI annual sales were about $120 million for its fiscal year ended June 30, 1994.

  In April 1994, the Company sold its European compressor operation to one of the Company's Brazilian affiliates for $106 million. The Company received 75% of the selling price in cash at the closing date with the remainder due in 1996. The sale resulted in a pre-tax gain of $34 million but no significant gain or loss after taxes. The European compressor operation contributed gross sales of $213 million, including third party sales of $127 million, and pre-tax earnings of $10 million in 1993.

  In April 1994, the Company made an additional $3 million investment in TVS Whirlpool Limited to become the majority partner in this Indian joint venture. In February 1994, the Company made an additional $3 million investment in Whirlpool Tatramat to become the majority partner in this Slovakian joint venture and contributed $3 million for a minority interest in a joint venture with Teco Electric and Machinery Co., Ltd., to market and distribute appliances in Taiwan.

  In October 1993, the Company made an additional $26 million investment in Brastemp (now Multibras S.A.). In April 1993, as part of the Company's Latin America strategy, the Company's Argentine subsidiary sold additional voting stock, representing a 40% interest, to one of the Company's Brazilian

36 Financial Review


        . [ Notes to Consolidated Financial Statements (continued) ] .



. Note 2: Business Acquisitions and Dispositions
  (continued)

affiliates for $7 million. In July 1993, the Company sold its refrigerator plant in Barcelona, Spain for $4 million, resulting in an $8 million pre-tax loss but no significant gain or loss after taxes.

  Pro forma consolidated operating results reflecting these acquisitions and dispositions would not have been materially different from reported amounts. The acquisitions have been or will be accounted for as purchases.

. Note 3: Financing Receivables and Leases

December 31                                1994    .     1993
- ---------------------------------------------------------------
(millions of dollars)
Financing receivables                     $ 1,251      $ 1,250
Leveraged leases                              107          108
Direct financing leases                        11           28
Other operating leases and investments        227          250
                                          --------------------
                                            1,596        1,636

Unearned income                               (53)         (69)
Estimated residual value                       86           89
Allowances for doubtful accounts              (46)         (49)
                                          --------------------
Total financing receivables and leases      1,583        1,607

Less current portion                          866          814
                                          --------------------
Long-term portion                         $   717      $   793
                                          ====================

  Deferred income tax liabilities relating to leveraged and direct financing leases were $113 million at December 31, 1994 and $105 million at December 31, 1993.

  Financing receivables and leases at December 31, 1994 include $455 million due from household appliance and electronics dealers and $465 million resulting from aerospace financing transactions. These amounts are generally secured by the assets financed. Non-earning finance receivables and operating leases totaled $50 million at December 31, 1994 and $131 million at December 31, 1993.

  Financing receivables and minimum lease payments receivable at December 31, 1994 mature contractually as follows:

                                                        Leveraged
                                                        and Direct
                                            Financing    Financing
                                           Receivables    Leases
- ------------------------------------------------------------------
(millions of dollars)
1995                                        $   882         $   9
1996                                            136             6
1997                                            182             3
1998                                             26             3
1999                                              1             2
Thereafter                                       24            95
                                            ---------------------
                                            $ 1,251         $ 118
                                            =====================

. Note 4: Inventories

December 31                                  1994    .       1993
- ------------------------------------------------------------------
(millions of dollars)
Finished products                           $   832         $ 761
Work in process                                  66            61
Raw materials                                   156           150
                                            ---------------------

Total FIFO cost                               1,054           972

Less excess of FIFO cost over LIFO cost         216           212
                                            ---------------------
                                            $   838         $ 760
                                            =====================

  LIFO inventories represent approximately 52% and 49% of total inventories at December 31, 1994 and 1993.

                                                           Financial Review 37




. Note 5: Affiliated Companies

The Company has direct voting interests, ranging from 30% to 49%, in two Brazilian companies (Multibras S.A., and Embraco S.A.), a Mexican company (Vitromatic, S.A. de C.V.) and several other international companies principally engaged in the manufacture and sale of major home appliances or related component parts.

  Equity in the net earnings (losses) of affiliated companies, net of related taxes, is as follows:

                                  1994  .  1993  .   1992
- ---------------------------------------------------------
(millions of dollars)
Brazilian affiliates            $ 39      $ 21      $ (10)
Mexican affiliate                 16        (6)        (5)
Other                              4         1          2
                                -------------------------
Total equity earnings (losses)  $ 59      $ 16      $ (13)
                                =========================

  Combined condensed financial information for all affiliated operating companies follows:

                                           1994  .    1993
- -----------------------------------------------------------
(millions of dollars)
Current assets                            $   672   $   700
Other assets                                  954       815
                                          -----------------

                                          $ 1,626   $ 1,515
                                          =================

Current liabilities                       $   524   $   442
Other liabilities                             213       235
Stockholders' equity                          889       838
                                          -----------------

                                          $ 1,626   $ 1,515
                                          =================

                                        1994  .  1993  .   1992
- -----------------------------------------------------------------
(millions of dollars)
Net sales                             $ 2,051   $ 2,062   $ 1,829
                                      ===========================

Cost of products sold                 $ 1,441   $ 1,446   $ 1,583
                                      ===========================

Net earnings                          $   173   $    90   $     3
                                      ===========================

Dividends and fees paid to Whirlpool
  by affiliates                       $    11   $     4   $     3
                                      ===========================


. Note 6: Financing Arrangements

At December 31, 1994, the Company has unused credit lines of approximately
$3.0 billion, including $2.1 billion renewable annually and a $900 million multiple-option facility expiring in 1995. There are no formal compensating balance arrangements required with the credit line banks. Generally, the banks are compensated for their credit lines by the Company's cash operating balances to the extent available, and/or a fee.

  Notes payable consist of the following:

December 31                                1994    .   1993
- -----------------------------------------------------------
(millions of dollars)
Payable to banks                          $   64       $ 61
Commercial paper                           1,094        921
Other                                          4         10
                                          -----------------

                                          $1,162       $992
                                          =================

  The weighted average interest rate on notes payable was 5.98% and 3.72% at December 31, 1994 and 1993.

  During 1993, the Company called $125 million of 9-1/8% Sinking Fund Debentures and terminated $100 million of related interest rate swap agreements resulting in an immaterial gain on extinguishment.

38 Financial Review

        . [ Notes to Consolidated Financial Statements (continued) ] .

. Note 6:  Financing Arrangements (continued)

  During 1993, WFC issued 750,000 shares (400,000 shares Series A and 350,000 shares Series B) of preferred stock at a face value of $100 per share. Dividends on the Series A and Series B Redeemable Cumulative Preferred Stock are payable quarterly in an amount equal to $5.55 and $6.55, respectively, per
share per year.   The Series A Preferred Stock is subject to mandatory
redemption on September 1, 1998. The Series B Preferred Stock is not redeemable prior to September 1, 2003 at which time it is redeemable at the option of WFC with all remaining outstanding shares redeemed on September 1, 2008. The redemption price for each series is $100 per share plus any accrued and unpaid dividends. Commencing September 1, 2003, WFC will be obligated to pay $1,750,000 per year to a sinking fund for the benefit of holders of the Series B Preferred Stock, with a final payment of $26,250,000 due on or before September 1, 2008.

  The Company and WFC are parties to a support agreement. Pursuant to the agreement, if at the close of any fiscal quarter WFC's net earnings available for fixed charges (as defined) for the preceding twelve months is less than a stipulated amount, the Company will make a cash payment to WFC equal to the insufficiency within 60 days of the end of the quarter. The support agreement may be terminated by either WFC or the Company upon 30 days notice provided that certain conditions are met. The Company has also agreed to maintain ownership of at least 70% of WFC's voting stock.

  During 1991, the Company sold $675 million in face amount of subordinated zero coupon convertible notes and received $170 million in gross proceeds. The notes were priced to yield 7% interest to maturity. Holders may convert each $1,000 face amount of the notes into 7.237 shares of common stock. Holders may also redeem the notes for the issuance price plus accrued original issue discount at the end of five, ten and fifteen years or upon a change in control of the Company as defined. The Company may, at its option, elect to pay the redemption price in any combination of cash and common stock, except upon a change in control, in which case the redemption price is payable in cash. The Company also has the right to call the notes at a price equal to their issuance price plus accrued original issue discount. At December 31, 1994, principal amounts of $369 million have been converted into 2.7 million shares of the Company's common stock.

Long-term debt consists of the following:

                                                Interest
December 31                       Maturity        Rate      1994  . 1993
- -------------------------------------------------------------------------
(millions of dollars)
Debentures                          2008          9.1%      $125   $  125
Senior notes                    1995 to 2003   7.5 to 9.5    428      431
Medium term notes               1995 to 2004   7.5 to 9.1    100      263
Subordinated convertible notes     2011           7.0         99      137
Other                                                        172       52
                                                            -------------
                                                             924    1,008

Less current maturities                                       39      168
                                                            -------------
                                                            $885   $  840
                                                            =============

  Annual maturities of long-term debt are $39 million in 1995, $81 million in 1996, $9 million in 1997, $23 million in 1998 and $12 million in 1999.

  The Company paid interest on short-term and long-term debt totaling $168 million in 1994, $176 million in 1993 and $227 million in 1992.

. Note 7:  Fair Value of Financial Instruments

The following methods and assumptions were used in estimating fair values of financial instruments:

  Cash and Equivalents and Notes Payable: The carrying amounts approximate fair values.

  Financing Receivables: The fair value is estimated using discounted cash flow analyses based on current interest rates being offered to borrowers of similar credit quality. In 1994 and 1993, the carrying amounts approximate fair values.

  Long-Term Debt and WFC Preferred Stock: The fair values are estimated using discounted cash flow analyses based on incremental borrowing or dividend yield rates for similar types of borrowing or equity arrangements. The WFC preferred stock carrying amount approximates fair value.

                                                             Financial Review 39

. Note 7:  Fair Value of Financial Instruments
  (continued)

  Derivative Financial Instruments: The fair values of interest rate swaps, cross currency interest rate swaps, foreign currency forward contracts and commodity swaps are based on quoted market prices.

The carrying and fair values of financial instruments for which the fair value does not approximate the liability carrying value are as follow:

                                              1994       .        1993
                                        -------------------------------------
                                        Carrying    Fair    Carrying     Fair
                                         Value     Value     Value      Value
- ------------------------------------------------------------------------------
(millions of dollars)
Long-term debt
 (including current portion)              $846     $  874    $1,010     $1,205
Derivative financial instruments:
  Hedges of net investment in Europe:
   Interest rate and cross currency
   interest rate swaps (notional
   amounts of $1,118 million and
   $1,074 million in 1994 and 1993)         75        171        (2)       112
   Foreign currency forward contracts
   (notional amounts of $377 million
   and $333 million in 1994 and 1993)        3          3        --         (1)
  Transaction hedges with foreign
   currency forward contracts
   (notional amounts of $447 million
   and $405 million in 1994 and 1993)       --          6        --          9
  Hedges with commodity swaps
   (notional amounts of $5 million
   and $6 million in 1994 and 1993)         --         (1)       --         --
  WFC interest rate and cross currency
   interest rate swaps (notional
   amounts of $465 million and $72
   million in 1994 and 1993)                --          1        --          7
                                        --------------------------------------
Total long-term debt                      $924     $1,054    $1,008     $1,332
                                        ======================================

  Interest rate and cross currency interest rate swaps generally have maturities ranging from 1 to 12 years. For 1994 and 1993, fixed and variable interest rates paid on the notional amounts by the Company ranged from 7.00% to 10.39% or were at LIBOR and fixed and variable interest rates received by the Company ranged from 5.93% to 9.06% or from LIBOR less .009 to LIBOR, each in a variety of currencies. Foreign currency forward contracts generally have maturities ranging from one month to two years. Commodity swaps generally mature within one year. WFC interest rate swaps have maturities ranging from one to six years. During 1994 and 1993, WFC paid fixed interest rates on notional amounts generally ranging from 8.46% to 10.12% and received floating interest rates based on LIBOR and commercial paper.

. Note 8:  Stockholders' Equity

In addition to its common stock, the Company has 10 million authorized shares of preferred stock (par value $1 per share), none of which is outstanding.

  Consolidated retained earnings at December 31, 1994, included $165 million of equity in undistributed net earnings of affiliated companies.

  The cumulative translation component of stockholders' equity represents the effect of translating net assets of the Company's international subsidiaries offset by related hedging activity net of tax. Conversion of notes, stock option transactions and restricted stock grants account for the changes in paid-in capital.

  One Preferred Stock Purchase Right ("Rights") is outstanding for each share of common stock. The Rights, which expire May 23, 1998, will become exercisable ten days after a person or group either becomes the beneficial owner of 20% or more of the common stock or commences a tender or exchange offer that would result in such person or group beneficially owning 25% or more of the outstanding common stock. Each Right entitles the holder to purchase from the Company one newly-issued unit consisting of one one-hundredth of a share of Series A Participating Cumulative Preferred Stock at an exercise price of $100, subject to adjustment.

  If (i) any person or group becomes the beneficial owner of 25% or more of Whirlpool common stock, or (ii) the Company is the surviving corporation in a merger with a 20% or more stockholder and its common stock is not changed or converted, or (iii) a 20% or more stockholder engages in certain self-dealing transactions with the Company, then each Right not owned by such person will entitle the holder to purchase, at the Rights' then current exercise price, shares of

40 Financial Review

     . [ Notes to Consolidated Financial Statements (continued) ] .



. Note 8: Stockholders' Equity (continued)

the Company's common stock having a value of twice the Rights' then current exercise price. In addition, if the Company is involved in a merger in which its common stock is converted or sells 50% or more of its assets, each Right will entitle its holder to purchase for the exercise price shares of common stock of the acquiring successor company having a value of twice the Rights' then current exercise price.

  The Company will be entitled to redeem the Rights in whole, but not in part, at $.05 per Right at any time prior to the expiration of a ten-day period (subject to extension) following public announcement of the existence of a 20% holder or of a 25% or more tender offer. Until such time as the Rights become exercisable, the Rights have no voting or dividend privileges and are attached to, and do not trade separately from, the common stock.

  At December 31, 1994, one million preferred shares were reserved for future exercise of Stock Purchase Rights.

. Note 9: Stock Option and Incentive Plans

The Company's stock option and incentive plan permits the grant of stock options and other stock awards covering up to 5 million shares to key employees of the Company and its subsidiaries. The plan authorizes the grant of both incentive and non-qualified stock options and, further, authorizes the grant of stock appreciation rights and related supplemental cash payments independently of or with respect to options granted or outstanding. An Executive Stock Appreciation and Performance Program ("ESAP") and a Restricted Stock Value Program ("RSVP") have been established under the plan. Performance awards under the ESAP and RSVP programs are earned over multi-year time periods upon the achievement of certain performance objectives or upon a change in control of the Company. ESAP awards are payable in cash, common stock, or a combination thereof when earned. RSVP grants restricted shares which may not be sold, transferred or encumbered until the restrictions lapse. There were 453,000 and 479,000 restricted shares outstanding at December 31, 1994 and 1993. Expenses under the plan were $5 million in 1994, $17 million in 1993 and $13 million in 1992.

  Under the Nonemployee Director Stock Ownership Plan, each nonemployee director is automatically granted 400 shares of common stock annually and is eligible for a stock option grant of 600 shares if the Company's earnings meet a prescribed earnings formula. This plan provides for the grant of up to 200,000 shares as either stock or stock options. There were no significant expenses under this plan for 1994, 1993 or 1992.

  The Company maintains an employee stock option plan ("Partner Share") that grants substantially all full-time U.S. employees a fixed number of stock options that vest over a three year period and may be exercised over a ten year period. Partner Share authorizes the grant of up to 2.5 million shares. The initial grant of 2,304,000 shares during 1991 was at an exercise price of $37.50. There have been no additional grants.

  A summary of stock option information follows:

                                 1994            .               1993
                             -----------------------------------------------
                                        Average                    Average
                               Number    Option       Number        Option
                              of Shares   Price      of Shares       Price
- ----------------------------------------------------------------------------
(thousands of shares)
Outstanding at January 1       3,196     $ 36.61       3,917        $ 33.37
Granted                          553       55.32         565          50.89
Exercised                       (432)      33.28      (1,197)         32.70
Canceled or expired             (103)      46.34         (89)         37.41
                              ------                 -------

Outstanding at December 31     3,214     $ 39.96       3,196        $ 36.61
                              =============================================

Exercisable at December 31     2,323     $ 35.18       2,023        $ 32.81
                              =============================================

Available for future grant at
        December 31            1,647                   1,958
                              ======                 =======

                                                          Financial Review 41




. Note 10: Restructuring Costs


Restructuring costs consist of the following:

                                                      1994      .      1993      .      1992
- --------------------------------------------------------------------------------------------
(millions of dollars)
Cash costs:

  Employee severance and related payments             $176              $10              $21
  Payments to terminated independent
    distributors                                         -               13                -
  Lease termination, facility disposition
    and other costs                                     34                -                -
                                                      --------------------------------------

    Total cash costs                                   210               23               21
Non-cash costs:
  Loss on disposal of facilities and equipment          20                8                -
  Other asset write-downs                               20                -                4
                                                      --------------------------------------
    Total non-cash costs                                40                8                4
                                                      --------------------------------------
                                                      $250              $31              $25
                                                      ======================================

  In 1994, restructuring costs relate to the consolidation and reorganization of the Company's European sales, marketing and support functions to better serve dealers by trade channel rather than by country, the closure of two North American manufacturing facilities and the further consolidation and rationalization of North American operations. The Company made payments of $18 million in 1994 related to severance of 600 employees. The remaining cash costs of the restructuring will be paid primarily in 1995 and include the elimination of an additional 2,600 employee positions. Pre-tax charges of $173 million, $72 million and $5 million relate to the Company's European, North American and WFC/Corporate operations. Total 1994 after-tax charges were $192 million or $2.54 per share.


  In 1993, restructuring costs relate to the consolidation of operations in Europe and Canada and the termination of independent distributor agreements in North America. Total 1993 after-tax charges were $14 million or $.19 per share.

  In 1992, restructuring costs relate to the strategic redirection of the Company's financial services business, improved cost effectiveness in the European appliance business and completion of the compressor facility consolidation announced in 1991. Total 1992 after-tax charges were $18 million or $.25 per share.

. Note 11: Income Taxes

The provision for income taxes are as follows:

                                                      1994      .      1993      .      1992
- --------------------------------------------------------------------------------------------
(millions of dollars)
Current:

  Federal                                             $143             $118             $ 86
  State and local                                       29               26               12
  Foreign                                               44               27               23
                                                      --------------------------------------

                                                       216              171              121
Deferred (credit):
  Federal                                                2              (36)              19
  State and local                                      (10)              (8)               9
  Foreign                                              (32)              21                5
                                                      --------------------------------------

                                                       (40)             (23)              33
                                                      --------------------------------------
                                                      $176             $148             $154
                                                      ======================================

  Domestic and foreign earnings before income taxes, other items and accounting change are as follows:

                                                      1994      .      1993      .      1992
- --------------------------------------------------------------------------------------------
(millions of dollars)
Domestic                                              $315             $236             $292
Foreign                                                (23)             139               80
                                                      --------------------------------------
                                                      $292             $375             $372
                                                      ======================================

42 Financial Review



        . [ Notes to Consolidated Financial Statements (continued) ] .



. Note 11: Income Taxes (continued)

  Reconciliations between the U.S. federal statutory income tax rate and the consolidated effective income tax rate for earnings before income taxes and other items are as follows:

                                                      1994    .       1993    .       1992
- -------------------------------------------------------------------------------------------
U.S. federal statutory rate                           35.0%          35.0%           34.0%
Impact of restructuring                               13.2             --              --
Impact of business dispositions                        7.2           (1.2)             --
State and local taxes, net of federal tax benefit      4.3            3.1             3.7
Nondeductible goodwill amortization                    2.8            1.9             2.0
Excess foreign taxes                                    --            1.3             1.3
Foreign tax loss carryforwards                        (1.7)          (1.5)           (1.5)
Taxes related to prior years                            --             --              .7
Other items                                            (.4)            .9             1.2
                                                      -------------------------------------
Effective income tax rate                             60.4%          39.5%           41.4%
                                                      =====================================

  A full tax benefit was not recognized on the 1994 restructuring charge in Europe and North America due to net operating loss positions in certain tax jurisdictions.

  In 1993, the Company changed its method of accounting for income taxes as required by Financial Accounting Standards Board Statement No. 109, "Accounting
for Income Taxes."   Adoption of the new rules did not have a material effect
on the Company's financial statements.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

December 31                                         1994      .      1993
- -------------------------------------------------------------------------
(millions of dollars)
Deferred tax liabilities:
  Property, plant and equipment                     $174             $161
  Financial services leveraged leases                110               99
  Other                                               30               24
                                                    ---------------------
    Total deferred tax liabilities                   314              284

Deferred tax assets:
  Postretirement obligation                          134              127
  Accrued expenses                                    65               56
  Restructuring costs                                 73               13
  Loss carryforwards                                  25               20
  Employee compensation                               28               27
  Receivable and inventory allowances                 21               24
  Other                                               56               80
                                                    ---------------------

    Total deferred tax assets                        402              347

      Valuation allowance for deferred tax assets    (34)             (25)
                                                    ---------------------

Deferred tax assets, net of valuation allowance      368              322
                                                    ---------------------

Net deferred tax assets                             $ 54             $ 38
                                                    =====================

  The Company has recorded a valuation allowance to reflect the estimated amount of net operating loss carryforwards and other deferred tax assets which may not be realized.

  The Company provides deferred taxes on the undistributed earnings of foreign subsidiaries and affiliates to the extent such earnings are expected to be remitted. Generally, earnings have been remitted only when no significant net tax liability would have been incurred. No provision has been made for U.S. or foreign taxes that may result from future remittances of the undistributed earnings ($198 million at December 31, 1994) of foreign subsidiaries and affiliates expected to be reinvested indefinitely. Determination of the deferred income tax liability on these unremitted earnings is not practicable as such liability, if any, is dependent on circumstances existing when remittance occurs.

                                                             Financial Review 43

. Note 11:  Income Taxes (continued)

  At December 31, 1994, the Company has foreign net operating loss carryforwards of $80 million which are primarily non-expiring.

  The Company paid income taxes of $177 million in 1994, $140 million in 1993 and $75 million in 1992.

. Note 12:  Pension Plans

  The Company maintains both contributory and noncontributory defined benefit pension plans covering substantially all North American employees and certain European employees. The plans provide pension benefits that are based primarily on compensation during a specified period before retirement or specified amounts for each year of service. The Company's present funding policy for these plans is to generally make the minimum annual contribution required by applicable regulations. Assets held by the plans consist primarily of listed common stocks and bonds, government securities, investments in trust funds, bank deposits and other investments.

  Pension expense includes the following components:

                                                         1994  .  1993  .  1992
- -------------------------------------------------------------------------------
(millions of dollars)
Service cost - benefits earned during the year           $ 36     $  31    $ 28
Interest cost on projected benefit obligation              75        71      65
Actual return on plan assets                               (3)     (128)    (82)
Net amortization                                          (97)       33      (6)
                                                         ----------------------
                                                         $ 11     $   7    $  5
                                                         ======================

  Assumptions used in accounting for defined benefit pension plans are as follows:

                                              1994    .    1993    .    1992
- -------------------------------------------------------------------------------
Discount rate                               7.0-10.0%    7.0-8.5%     7.5-10.0%
Rate of compensation level increase         4.0-6.5%     4.0-6.5%     4.0-7.5%
Expected long-term rate of return on
 plan assets                                6.5-9.5%     6.5-9.5%     6.5-10.0%

The funded status of the pension plans is as follows:


                                           Plans Whose Assets            Plans Whose
                                           Exceed Accumulated       Accumulated Benefits
                                                Benefits             Exceed Plan Assets
                                         1994      .       1993     1994      .      1993
- -----------------------------------------------------------------------------------------
(millions of dollars)
Projected benefit obligation             $(751)           $ (857)   $(158)           $(79)
Plan assets at fair value                  965             1,127       90              17
                                         ------------------------------------------------
Plan assets in excess of (less than)
 projected benefit obligation              214               270      (68)            (62)

Unrecognized prior service cost             28                43       18               3
Unrecognized net experience (gain) loss   (190)             (256)      (4)             13
Unrecognized net obligation (asset),
 net of amortization                       (26)              (37)      (5)              2
Additional minimum liability                --                --       (5)             (5)
                                         ------------------------------------------------
Pension asset (liability) included in
 other assets (postemployment
 benefits)                               $  26            $   20    $ (64)           $(49)
                                         ================================================

  The accumulated benefit obligation, which is included in the projected benefit obligation, represents the actuarial present value of benefits attributed to employee service and compensation levels to date. At December 31, 1994 and 1993, the accumulated benefit obligation was $785 million and $800 million. The vested portion was $690 million in 1994 and $713 million in 1993.

  The U.S. pension plans provide that in the event of a plan termination within five years following a change in control of the Company, any assets held by the plans in excess of the amounts needed to fund accrued benefits would be used to provide additional benefits to plan participants. A change in control generally means one not approved by the incumbent Board of Directors, including an acquisition of 25% or more of the voting power of the Company's outstanding stock or a change in a majority of the incumbent Board.

  Certain European subsidiaries maintain termination indemnity and special severance plans. The cost of these plans, determined in accordance with local government specifications, was $16 million in 1994, $16 million in 1993 and $28 million in 1992.

44 Financial Review


        . [ Notes to Consolidated Financial Statements (continued) ] .


. Note 12: Pension Plans (continued)

  The Company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. Company matching contributions for domestic hourly and certain other employees under the plan, based on the Company's annual operating results and the level of individual participant's contributions, amounted to $5 million in 1994, $8 million in 1993 and $7 million in 1992.

. Note 13: Postretirement Benefit Plans

  The Company currently sponsors a defined benefit health care plan that provides postretirement medical benefits to full time U.S. employees who have worked 5 years and attained age 55 while in service with the Company. The plan is currently noncontributory and contains cost-sharing features such as deductibles, coinsurance and a lifetime maximum. The Company does not fund the plan. No significant postretirement benefits are provided by the Company to non-U.S. employees.

  Effective January 1, 1993, the Company adopted Financial Accounting
Standards Board Statement No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The Company recorded the $300 million pre-tax transition obligation as a cumulative effect accounting change, resulting in an after-tax charge of $180 million. The new rules increased the 1993 accounting charge for postretirement benefit costs by $20 million, decreasing net income by $12 million. Postretirement benefit expenses of $12 million for 1992 were recorded on a cash basis.

  The components of the annual postretirement benefit costs are as follows:

                                        1994  .  1993  .   1992
- -----------------------------------------------------------------
(millions of dollars)
Service cost                          $  9       $   8      $  12
Interest cost                           26          24          -
Recognition of transition obligation     -         300          -
                                      ---------------------------
                                      $ 35       $ 332      $  12
                                      ===========================

The components of the postretirement obligation are as follows:

December 31                                       1994   .    1993
- -------------------------------------------------------------------
(millions of dollars)
Accumulated postretirement benefit obligation:
  Retirees                                       $  148     $  146
  Fully eligible active participants                 75         75
  Other active plan participants                     99        108
                                                 -----------------
  Total                                             322        329

Unrecognized gain (loss)                             12        (11)
                                                 -----------------
Postretirement obligation                        $  334     $  318
                                                 =================

  The assumed health care trend rate decreases gradually from 10% in 1994 and 1995 to 6% in 2000 and remains at that level. Increasing the health care trend rate by one percentage point would increase the accumulated postretirement benefit obligation as of December 31, 1994, by $22 million and increase the annual postretirement benefit cost for 1994 by $2 million. A discount rate of 8.5% and 8.0% was used to determine the accumulated postretirement benefit obligation at December 31, 1994 and 1993.

  Effective January 1, 1993, the Company adopted Financial Accounting
Standards Board Statement No. 112, "Employers' Accounting for Postemployment Benefits." The rules require recognition of specified postemployment benefits provided to former or inactive employees, such as severance pay, workers compensation, supplemental employment benefits, disability benefits, and continuation of health care and life insurance coverage. Adoption of the rules did not have a material effect on the Company's 1993 financial statements.

. Note 14: Contingencies

  The Company is involved in various legal actions arising in the normal course of business. Management, after taking into consideration legal counsel's evaluation of such actions, is of the opinion that the outcome of these matters will not have a material adverse effect on the financial position or operations of the Company.

  The Company is a party to certain financial instruments with off-balance-sheet risk primarily to meet the financing needs of its financial services

                                                             Financial Review 45

. Note 14:  Contingencies (continued)

customers. These financial instruments are entered into in the normal course of business and consist of lending commitments, standby letters of credit and financial guarantees. The Company's exposure to credit loss in the event of nonperformance by the debtors is the contractual amount of the financial instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Collateral or other security is generally required to support financial instruments with off-balance-sheet credit risk.

  At December 31, 1994, standby letters of credit, repurchase agreements and financial guarantees totaled $116 million.

. Note 15:  Business Segment Information

Geographic Segments - Major Home Appliances


                              North               Other and      Major Home
                             America   Europe   (Eliminations)   Appliances
- ---------------------------------------------------------------------------
(millions of dollars)

Net sales
1994                          $5,048   $2,451           $  450       $7,949
1993                          $4,547   $2,410           $  411       $7,368
1992                          $4,266   $2,645           $  186       $7,097

Operating profit
1994                          $  311   $   43           $   16       $  370
1993                          $  341   $  129           $   34       $  504
1992                          $  327   $  101           $   19       $  447

Identifiable assets
1994                          $2,046   $1,824           $1,410       $5,280
1993                          $1,742   $1,758           $1,154       $4,654
1992                          $1,570   $1,917           $  982       $4,469

Depreciation expense
1994                          $  141   $   98           $    4       $  243
1993                          $  137   $  101           $    1       $  239
1992                          $  138   $  132           $    1       $  271

Net capital expenditures
1994                          $  269   $  135           $   12       $  416
1993                          $  188   $  116           $    3       $  307
1992                          $  170   $  111           $    3       $  284


  Identifiable assets are those assets directly associated with the respective operating activities. Substantially all of the Company's trade receivables are from wholesale distributors and retailers. Corporate assets which consist principally of cash, investments, prepaid expenses, deferred income taxes and property and equipment related to corporate activities are included as other.

  Sales activity with Sears, Roebuck and Co., a North American major home appliance retailer, represented 19% of consolidated net sales in 1994, 1993 and 1992 and 16% and 14% of consolidated trade receivables at December 31, 1994 and 1993.

Whirlpool Financial Corporation

  WFC, reported as a consolidated subsidiary, provides diversified financial services to businesses and consumers in North America, and also provides inventory financing activities in Europe. Financial products include inventory financing services for dealers and distributors which market products manufactured by the Company and various other manufacturers and consumer financing services for retail sales by dealers. WFC financial information is included in the supplemental consolidating data column of the consolidated financial statements.

  During 1993, the Company announced a strategic restructuring of WFC. The subsidiary is phasing out of aerospace and has substantially liquidated its highly leveraged commercial lending portfolio in favor of a strategy to better complement the Company's home appliance business. Financial services 1993 operating profit includes a $48 million charge to adjust the value of specific aerospace and commercial accounts in its financing portfolio. The total charge was $65 million or $40 million after-tax.

46 Financial Review

         . [Notes to Consolidated Financial Statements (continued) ] .


. Note 16:  Quarterly Results of Operations (Unaudited)

                                                           Three Months Ended
                                           Dec. 31   .   Sept. 30   .   June 30  .   March 31
- ----------------------------------------------------------------------------------------------
(millions of dollars, except share data)
1994:
Net sales                                  $ 2,058        $ 2,046        $ 2,013      $ 1,832

Cost of products sold                      $ 1,534        $ 1,538        $ 1,515      $ 1,365

Financial services revenue, less
  related interest expense                 $    27        $    27        $    25      $    25

Net earnings (loss)                        $   (91)       $    98        $    84      $    67

Per share of common stock:

  Primary earnings (loss)                  $ (1.20)       $  1.30        $  1.10      $  0.90

  Fully diluted earnings (loss)            $ (1.15)       $  1.27        $  1.09      $  0.88

  Dividends paid                           $  .305        $  .305        $  .305      $  .305

Stock price:
  High                                     $55 1/2        $55 3/8        $    62      $73 1/2
  Low                                      $44 5/8        $48 1/2        $52 3/8      $59 3/8
  Close                                    $50 1/4        $51 3/8        $52 1/2      $60 7/8

  Restructuring initiatives described in Note 10 and business dispositions described in Note 2 reduced fourth quarter net earnings by $187 million or $2.47 per share, increased third quarter net earnings by $15 million or $.20 per share and reduced second quarter net earnings by $2 million or $.03 per share.

                                                           Three Months Ended
                                           Dec. 31   .   Sept. 30   .   June 30  .   March 31
- ----------------------------------------------------------------------------------------------
(millions of dollars, except share data)
1993:
Net sales                                  $ 1,864         $ 1,871        $ 1,873      $ 1,760

Cost of products sold                      $ 1,355         $ 1,398        $ 1,420      $ 1,330

Financial services revenue, less
  related interest expense                 $    27         $    24        $    24      $    31

Net earnings before accounting
  change                                   $    69         $    70        $    74      $    18

Net earnings (loss)                        $    69         $    70        $    74      $  (162)

Per share of common stock:
  Primary earnings before
    accounting change                      $   .94         $   .96        $  1.04      $  0.25

  Primary earnings (loss)                  $   .94         $   .96        $  1.04      $ (2.27)

  Fully diluted earnings
    before accounting change               $   .90         $   .95        $  1.01      $  0.25

  Fully diluted earnings (loss)            $   .90         $   .95        $  1.01      $ (2.27)

  Dividends paid                           $  .305         $  .305        $  .305      $  .275

Stock price:
  High                                     $    67         $    68        $57 3/4      $54 1/8
  Low                                      $    58         $55 5/8        $51 7/8      $43 1/4
  Close                                    $66 1/2         $58 7/8        $56 7/8      $53 5/8

   First quarter earnings were reduced by $40 million or $.56 per share to adjust the value of specific accounts held by WFC.
   Restructuring initiatives described in Note 10 reduced fourth quarter net earnings by $14 million or $.19 per share.

                                                          Financial Review 47




           . [ Report of Ernst & Young LLP, Independent Auditors ] .


The Stockholders and Board of Directors
Whirlpool Corporation
Benton Harbor, Michigan

We have audited the accompanying consolidated balance sheets of Whirlpool Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Brazilian affiliates used as the basis for recording the Company's equity in their net earnings (losses), as presented in Note 5 to the consolidated financial statements. The financial statements of those affiliates were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the Brazilian affiliates, is based solely on the reports of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Whirlpool Corporation and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

  As discussed in the notes to the consolidated financial statements, in 1993 the Company changed its method of accounting for postretirement benefits other than pensions, postemployment benefits and income taxes.


/s/ Ernst & Young LLP
Chicago, Illinois
January 26, 1995




     . [ Report by Management on the Consolidated Financial Statements ] .


The management of Whirlpool Corporation has prepared the accompanying financial statements. The financial statements have been audited by Ernst & Young, independent auditors, whose report, based upon their audits and the reports of other independent auditors, expresses the opinion that these financial statements present fairly the consolidated financial position, results of operations and cash flows of Whirlpool Corporation and subsidiaries ("the Company") in accordance with generally accepted accounting principles. Their audits are conducted in conformity with generally accepted auditing standards.

  The financial statements were prepared from the Company's accounting records, books and accounts which, in reasonable detail, accurately and fairly reflect all material transactions. The Company maintains a system of internal controls designed to provide reasonable assurance that the Company's accounting records, books and accounts are accurate and that transactions are properly recorded in the Company's books and records, and the Company's assets are maintained and accounted for, in accordance with management's authorizations. The Company's accounting records, policies and internal controls are regularly reviewed by the Company's internal audit staff.

  The Audit Committee of the Board of Directors of the Company, which is composed of three directors who are not employed by the Company, considers and makes recommendations to the Board of Directors as to accounting and auditing matters concerning the Company, including recommending for appointment by the Board of Directors the firm of independent auditors engaged on an annual basis to audit the financial statements of Whirlpool Corporation and its majority owned subsidiaries. The Audit Committee meets with the independent auditors at least three times each year to review the scope of the audit, the results of the audit and such recommendations as may be made by said auditors with respect to the Company's accounting methods and system of internal controls.


/s/ Robert G. Thompson
Robert G. Thompson
Vice President and Controller
January 26, 1995

48 Financial Review


              . [ Eleven-Year Consolidated Statistical Review ] .

                                          1994  .  1993  .  1992  .  1991  .  1990  .  1989  . 1988  .  1987
- --------------------------------------------------------------------------------------------------------------
(millions of dollars, except share data)
Consolidated Operations
Net sales                                $ 7,949  $ 7,368  $ 7,097  $ 6,550  $ 6,424  $6,138  $ 4,306  $ 4,104
Financial services                           155      165      204      207      181     136      107       94

 Total revenues                          $ 8,104  $ 7,533  $ 7,301  $ 6,757  $ 6,605  $6,274  $ 4,413  $ 4,198
- --------------------------------------------------------------------------------------------------------------
Operating profit                         $   397  $   482  $   479  $   393  $   349  $  411  $   261  $   296
Earnings from continuing
 operations before income
 taxes and other items                   $   292  $   375  $   372  $   304  $   220  $  308  $   233  $   280
Earnings from continuing operations
 before accounting change (1)            $   158  $   231  $   205  $   170  $    72  $  187  $   161  $   187
Net earnings (2)                         $   158  $    51  $   205  $   170  $    72  $  187  $    94  $   192

Net capital expenditures                 $   418  $   309  $   288  $   287  $   265  $  208  $   166  $   223
Depreciation                             $   246  $   241  $   275  $   233  $   247  $  222  $   143  $   133
Dividends paid                           $    90  $    85  $    77  $    76  $    76  $   76  $    76  $    79
==============================================================================================================
Consolidated Financial Position
Current assets                           $ 3,078  $ 2,708  $ 2,740  $ 2,920  $ 2,900  $2,889  $ 1,827  $ 1,690
Current liabilities                      $ 2,988  $ 2,763  $ 2,887  $ 2,931  $ 2,651  $2,251  $ 1,374  $ 1,246
Working capital                          $    90  $   (55) $  (147) $   (11) $   249  $  638  $   453  $   444
Property, plant and
 equipment-net                           $ 1,440  $ 1,319  $ 1,325  $ 1,400  $ 1,349  $1,288  $   820  $   779
Total assets                             $ 6,655  $ 6,047  $ 6,118  $ 6,445  $ 5,614  $5,354  $ 3,410  $ 3,137
Long-term debt                           $   885  $   840  $ 1,215  $ 1,528  $   874  $  982  $   474  $   367
Total debt-appliance business            $   965  $   850  $ 1,198  $ 1,330  $ 1,026  $1,125  $   441  $   383
Stockholders' equity                     $ 1,723  $ 1,648  $ 1,600  $ 1,515  $ 1,424  $1,421  $ 1,321  $ 1,304
==============================================================================================================
Per Share Data
Earnings from continuing operations
 before accounting change                $  2.10  $  3.19  $  2.90  $  2.45  $  1.04  $ 2.70  $  2.33  $  2.61
Net earnings                             $  2.10  $  0.67  $  2.90  $  2.45  $  1.04  $ 2.70  $  1.36  $  2.68
Dividends                                $  1.22  $  1.19  $  1.10  $  1.10  $  1.10  $ 1.10  $  1.10  $  1.10
Book value                               $ 22.83  $ 22.80  $ 22.67  $ 21.78  $ 20.51  $20.49  $ 19.06  $ 18.83
Closing Stock Price - NYSE               $50-1/4  $66-1/2  $44-5/8  $38-7/8  $23-1/2  $   33  $24-3/4  $24-3/8

                                        . 1986  .    1985  .  1984
- --------------------------------------------------------------------
(millions of dollars,except share data)
Consolidated Operations
Net sales                                $ 3,928  $   3,465  $ 3,128
Financial services                            76         67       63

 Total revenues                          $ 4,004  $   3,532  $ 3,191
- --------------------------------------------------------------------
Operating profit                         $   326  $     295  $   288
Earnings from continuing
 operations before income
 taxes and other items                   $   329  $     321  $   326
Earnings from continuing operations
 before accounting change (1)            $   202  $     182  $   190
Net earnings (2)                         $   200  $     182  $   190

Net capital expenditures                 $   217  $     178  $   135
Depreciation                             $   120  $      89  $    72
Dividends paid                           $    76  $      73  $    73
====================================================================
Consolidated Financial Position
Current assets                           $ 1,654  $   1,410  $ 1,302
Current liabilities                      $ 1,006  $     781  $   671
Working capital                          $   648  $     629  $   632
Property, plant and
 equipment-net                           $   677  $     514  $   398
Total assets                             $ 2,856  $   2,207  $ 1,901
Long-term debt                           $   298  $     125  $    91
Total debt-appliance business            $   194  $      64  $    53
Stockholders' equity                     $ 1,350  $   1,207  $ 1,096
====================================================================
Per Share Data
Earnings from continuing operations
 before accounting change                $  2.72  $    2.49  $  2.59
Net earnings                             $  2.70  $    2.49  $  2.59
Dividends                                $  1.03  $    1.00  $  1.00
Book value                               $ 18.21  $   16.46  $ 14.97
Closing Stock Price - NYSE               $33-7/8  $24-11/16  $23-1/4

                                                            Financial Review 49



                                               1994  .  1993  .  1992  .  1991  .  1990  .  1989  .  1988  .  1987
- --------------------------------------------------------------------------------------------------------------------
(millions of dollars, except share data)
Key Ratios
Operating profit margin                          4.9%     6.4%     6.6%     5.8%     5.3%     6.6%     5.9%     7.1%
Pre-tax margin (3)                               3.6%     5.0%     5.1%     4.5%     3.3%     4.9%     5.3%     6.6%
Net margin (4)                                   2.0%     3.1%     2.8%     2.5%     1.1%     3.0%     3.6%     4.4%
Return on average stockholders' equity (5)       9.4%    14.2%    13.1%    11.6%     5.1%    13.7%    12.3%    14.1%
Return on average total assets (6)               2.8%     4.0%     3.3%     2.9%     1.4%     4.9%     4.9%     6.2%
Current assets to current liabilities            1.0      1.0      0.9      1.0      1.1      1.3      1.3      1.4
Total debt-appliance business
 as a percent of invested capital (7)           34.4%    31.6%    41.7%    46.1%    37.6%    39.2%    20.5%    19.3%
Price earnings ratio                            23.9     20.8     15.4     15.9     22.6     12.2     18.2      9.1
Fixed charge coverage (8)                        3.0      3.2      2.6      2.3      1.8      2.7      3.5      5.4
====================================================================================================================
Other Data
Number of common shares
 outstanding (in thousands):
   Average                                    75,490   72,272   70,558   69,528   69,443   69,338   69,262   71,732
   Year-end                                   73,845   73,068   70,027   69,640   69,465   69,382   69,289   69,232
Number of shareholders (year-end)             11,821   11,438   11,724   12,032   12,542   12,454   12,521   12,128
Number of employees (year-end)                39,016   39,590   38,520   37,886   36,157   39,411   29,110   30,301
Total return to shareholders
 (five year annualized) (9)                     12.0%    25.8%    17.0%     6.7%     2.8%    11.3%     4.4%     6.2%

                                             . 1986  .  1985  .  1984
- -----------------------------------------------------------------------
(millions of dollars, except share data)
Key Ratios
Operating profit margin                          8.1%     8.4%     9.0%
Pre-tax margin (3)                               8.2%     9.1%    10.2%
Net margin (4)                                   5.0%     5.1%     5.9%
Return on average stockholders' equity (5)      15.8%    15.8%    18.3%
Return on average total assets (6)               8.0%     9.1%    10.6%
Current assets to current liabilities            1.6      1.8      1.9
Total debt-appliance business
 as a percent of invested capital (7)            --       2.8%     2.7%
Price earnings ratio                            12.5      9.9      9.0
Fixed charge coverage (8)                        7.7     10.7     11.9
=======================================================================
Other Data
Number of common shares
 outstanding (in thousands):
   Average                                    73,831   73,285   73,171
   Year-end                                   74,128   73,325   73,234
Number of shareholders (year-end)             11,297   11,668    8,912
Number of employees (year-end)                30,520   25,573   22,757
Total return to shareholders
 (five year annualized) (9)                     26.8%    26.6%    26.6%


(1) Accounting changes: 1993 -- Accounting for postretirement benefits other than pensions, 1987 -- Accounting for income taxes and 1986 -- Accounting for pensions.
(2) The Company's kitchen cabinet business was discontinued in 1988.
(3) Earnings from continuing operations before income taxes and other items, as a percent of revenue.
(4) Earnings from continuing operations before accounting change, as a percent of revenue.
(5) Earnings from continuing operations before accounting change divided by average stockholders' equity.
(6) Earnings from continuing operations before accounting change, plus minority interest, divided by average total assets.
(7) Cash, debt, minority interests and stockholders' equity.
(8) Ratio of earnings from continuing operations (before income taxes, accounting change and interest expense) to interest expense.
(9) Stock appreciation plus reinvested dividends.