Form 10-K, Exhibit 13
period 1995-12-31
WHIRLPOOL CORP /DE/
filed 1996-03-15
CIK 106640

1995   MANAGEMENT'S DISCUSSION & ANALYSIS


                          -- Results of Operations --

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


Revenues
--------

    Revenues were $8.3 billion in 1995, an increase of 3% over 1994. Excluding the effects of currency fluctuations, revenues were flat from year to year with the impact of increased volume offset by unfavorable brand and product mix. North American sales were up 1% due primarily to selective price increases partially offset by unfavorable brand and product mix. North American unit volumes were virtually identical to those from 1994, although the regional home-appliance industry slipped by more than 1%. North American industry shipments are expected to be up about 1% in 1996. European revenues were up 2% compared to 1994. Excluding the effects of currency fluctuations, revenues were off 8% due primarily to a 2% decline in unit volumes, and unfavorable brand and product mix. Volumes were hurt by weak demand across the region, particularly toward the end of the year and more pronounced in Germany and France, which together account for about 40% of European sales. In addition, Europe saw a slight erosion of its market share following a major sales-force reorganization. Despite continuing sluggishness in Europe, ongoing large-scale introduction of redesigned products are expected to generate increased volumes beginning in the second quarter of 1996. Financial services revenues were up 19% in 1995 as WFC continued to expand its core inventory and consumer finance businesses.

    Revenues were $8.1 billion in 1994, an increase of 8% over 1993 due primarily to unit volume increases and North American price increases. The overall impact of currency fluctuations was not significant. North American revenues increased 11% due primarily to increased volumes and pricing partially offset by product mix. North American unit volumes increased 9% for the year which was slightly below the overall increase for the industry. Shipments of appliances bearing the KitchenAid, Whirlpool and Roper brand names were up strongly for the year. Shipments to Sears under its Kenmore brand were down slightly as Sears closed its catalog business and a number of retail stores in 1993. European revenues were up 7% due primarily to increased volumes which grew at more than twice the rate of the industry average of 3%. Financial services revenues were down 5% due primarily to the continued liquidation of WFC's commercial lending portfolio.


Expenses
--------

    The relationship of cost of products sold to net sales deteriorated almost 2% in 1995 compared to 1994. North American margins declined about 2% in 1995 due to higher material and component costs, start-up costs associated with the production of redesigned midsize refrigerators and the difficult economic
climate in Mexico, partially offset by price increases.   European margins were
down 1% in 1995 due to lower volumes and reduced production levels, combined with sharply higher material and component costs and an industry shift to lower-priced products partially offset by productivity improvements, continued expense control, benefits of restructuring and currency translation.

    The relationship of cost of products sold to net sales deteriorated slightly in 1994 compared to 1993. North American margins were up slightly in 1994 due to improved productivity, increased volumes and pricing offset somewhat by chlorofluorocarbon (CFC) taxes, compliance costs associated with energy regulatory requirements and product mix.


                             -- page 30 --

European margins were down in 1994 due to the competitive pressures of a consolidating industry and to brand and product mix as consumer demand shifted somewhat to lower-margin, value-brand appliances.

    The ratio of consolidated selling and administrative expenses as a percent of net sales was higher by nearly 1% in 1995 compared to 1994 reflecting a similar deterioration for the appliance business expense ratio. North American expenses as a percent of net sales were down slightly in 1995 due to cost reduction initiatives and lower compensation costs. After excluding the impact of currency translation, European expenses were down compared to last year reflecting expense control efforts and benefits of restructuring. However, European expenses as a percent of net sales were up almost 2% in 1995 primarily due to decreased sales after excluding currency translation effects. Both 1995 and 1994 were affected by increased strategic spending to expand the Company's presence in Asia. WFC selling and administrative expenses as a percent of financial services revenue were down nearly 1% as WFC successfully transitioned to its strategy of supporting the inventory and consumer finance business.

    The ratio of consolidated selling and administrative expenses as a percent of revenues, excluding the effect of the 1993 WFC first quarter charge (refer to Net Earnings), was flat in 1994 compared to 1993. The appliance business expense ratio was up slightly. North American expenses as a percent of net sales were up slightly due primarily to costs associated with the new distribution arrangement (refer to Note 10 to the accompanying consolidated financial statements) and due to costs related to a refrigerator conversion project. European expenses as a percent of net sales were down due to ongoing cost reduction initiatives and benefit from restructuring. The year was also affected by a planned increase in costs related to the Company's strategy to expand its presence in Asia. Financial services expenses excluding nonrecurring charges, as a percent of the related revenue, were up slightly due to accelerated depreciation of aircraft on lease and increased operating expenses to support the inventory and consumer finance businesses.

    WFC's financial services interest expense as a percent of the related revenue was up in 1995 compared to 1994 due to higher interest rates in 1995 but was down in 1994 compared to 1993 largely due to lower interest rates resulting from the transition of medium term debt to commercial paper.

    In the third quarter of 1994, the Company sold its minority interest in Matsushita Floor Care Company (MFCC), a vacuum cleaner manufacturer, resulting in a $26 million pre-tax gain. The Company also sold its European compressor operation in the second quarter of 1994 resulting in a $34 million pre-tax gain. Refer to Cash Flow -- Investing Activities.

    Restructuring costs of $250 million for 1994 consist of charges to consolidate and reorganize the Company's European sales, marketing and support functions to better serve dealers by trade channel rather than by country, rationalization of European customer services and manufacturing operations, the closure of two North American manufacturing facilities and the further consolidation and rationalization of North American operations. The restructuring is expected to result in annual cost savings of $150 million by 1997. Refer to Note 10 to the accompanying consolidated financial statements.

    Restructuring costs for 1993 consist of charges to end independent distributor agreements in North America in order to streamline the distribution process, facility consolidation and employee related charges in Canada, the pre-tax loss on the sale of a refrigerator plant in Barcelona, Spain and employee related costs associated with efforts to increase cost effectiveness in Europe.


Interest and Sundry
-------------------

    The change in interest and sundry for 1995 compared to the prior year is due primarily to foreign currency losses. However, the overall impact of currency fluctuations in 1995 was not significant due to offsetting foreign currency gains reported elsewhere in the statement of earnings.


                                 -- page 31 --

                    -- Management's Discussion & Analysis --

Interest Expense
----------------

    Appliance business interest expense increased significantly in 1995 due to higher borrowing levels (refer to Financing Activities) and higher interest rates. Appliance business interest expense was flat in 1994 due to lower borrowing levels offset by higher interest rates.


Income Taxes
------------

    The consolidated provision for income taxes as a percent of earnings before income taxes and other items was 41% in 1995 compared to 60% in 1994 (40% excluding the effect of restructuring and business dispositions) and 40% in 1993. The increase in the provision in 1995 compared to 1994, excluding the effect of restructuring and business dispositions, is primarily due to the relatively larger impact permanent items have on the effective tax rate due to lower net earnings nearly offset by favorable settlements of prior year tax returns. The higher effective rate in 1994 is due primarily to the impact of the 1994 restructuring charge and a 1994 tax charge associated with the sale of the European compressor operation partially offset by a 1994 tax benefit associated with the sale of MFCC. Excluding the effects of restructuring and business dispositions, the 1994 effective tax rate is essentially flat with 1993.


Earnings before Equity Earnings and Other Items
-----------------------------------------------

    Earnings before equity earnings and other items were $142 million in 1995, $116 million in 1994 and $227 million in 1993. Excluding the impact of restructuring, business dispositions and the 1993 WFC charge, earnings before equity earnings and other items were $142 million in 1995, $290 million in 1994 and $281 million in 1993.


Equity in Affiliated Companies
------------------------------

    Equity earnings were $72 million in 1995 compared to $59 million in 1994 and $16 million in 1993.

    The Company's Brazilian affiliates generated equity earnings of $70 million in 1995 compared to $39 million in 1994 and $21 million in 1993 reflecting primarily the increased consumer demand stimulated by the Brazilian government's economic plan implemented in mid-1994. Results were also favorably affected by certain non-recurring tax benefits, including $17 million of excise tax credits and the consequences of the May 1994 merger of two of the Brazilian affiliates, Brastemp S.A. and Consul S.A., into a new entity, Multibras S.A. The merger resulted in operating efficiencies as an outcome of consolidating selling and administrative functions, improved utilization of prior year tax losses and more flexibility in management of brands and products.

    The Company's Mexican affiliate equity earnings were break-even in 1995 as compared to equity earnings of $16 million in 1994 and an equity loss of $6 million in 1993. Reduced shipments and higher financing costs resulting from difficult economic conditions in Mexico were partially offset by cost reductions and net translation gains from the peso devaluation of $25 million. The increase in 1994 performance is due to increased shipments, improved cost control and an $12 million gain resulting from the devaluation of the Mexican peso. Results in 1993 include a $3 million charge for taxes related to prior years.

    Economic volatility and exchange rate changes continue to affect consumer purchasing power and the appliance industry as a whole in Brazil and Mexico.


Net Earnings
------------

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


                                 -- page 32 --

    Absent all restructuring, business dispositions, SFAS No. 106 and WFC charges mentioned above, net earnings were $209 million in 1995, $332 million in 1994 and $285 million in 1993. Corresponding earnings per share were $2.80 in 1995, $4.40 in 1994 and $3.94 in 1993.


                                -- Cash Flows --

The statements of cash flows reflect the changes in cash and equivalents for the last three years by classifying transactions into three major categories: operating, investing and financing activities.


Operating Activities
--------------------

    The Company's main source of liquidity is cash from operating activities consisting of net earnings from operations adjusted for non-cash operating items such as depreciation and changes in operating assets and liabilities such as receivables, inventories and payables.

    Cash provided by operating activities was $377 million in 1995, $449 million in 1994 and $629 million in 1993. The decrease in 1995 from the prior year is due primarily to lower earnings excluding the 1994 effects of restructuring and business dispositions and 1995 restructuring spending partially offset by
favorable accounts receivable performance.   The decrease in 1994 is due
primarily to changes in receivables, inventories, other operating accounts and restructuring spending. Other operating accounts primarily include accrued expenses related to employee compensation, income taxes, product warranty and advertising.


Investing Activities
--------------------

    The principal recurring investing activities are property additions and investments in and collection of financing receivables and leases. Net property additions were $483 million in 1995, $418 million in 1994 and $309 million in 1993. These expenditures are primarily for equipment and tooling related to product improvements, more efficient production methods, replacement for normal wear and tear and more stringent governmental energy and environmental regulations. Investment in the financial services business resulted in $289 million of net WFC financing receivables originated in 1995 compared to $17 million in 1994 and $285 million in 1993 of net cash receipts from WFC financing receivables.

    Other investing activities during the past three years included business dispositions and acquisitions.

    During 1995, the Company expanded its presence in Asia by acquiring controlling interests in three existing manufacturing companies and completing three new joint ventures.

    In November 1995, the Company acquired a majority interest in Raybo Air Conditioner Manufacturing Company, a Chinese manufacturer and marketer of air conditioners, for about $22 million in cash. Raybo annual sales were about $20 million for its fiscal year 1994.

    In May 1995, the Company acquired a majority interest in Shunde SMC Microwave Products Co., Ltd. (SMC), a Chinese manufacturer and marketer of microwave ovens, for about $90 million in cash. SMC annual sales were about $100 million for its fiscal year 1994.

    In February 1995, the Company acquired a majority interest in Kelvinator of India, Ltd. (KOI), a manufacturer and marketer of refrigerators, for about $116 million in cash funded principally in 1995. As the transaction involved an issue of new KOI shares, most of the purchase price was invested as equity in KOI in support of planned plant and product line expansion. KOI annual sales were about $120 million for its fiscal year 1994. The Company intends to construct a new global no-frost refrigerator facility in India with production expected to begin in 1997.

    The Company's new Chinese joint ventures include a $17 million majority interest in Beijing Whirlpool Snowflake Electric Appliance Co., Ltd. to produce refrigerators; a $16 million majority interest in Whirlpool Narcissus (Shanghai) Co., Ltd. to produce washing machines; and a $5 million minority interest in Beijing Embraco Snowflake Compressor Co. Ltd. to produce compressors for refrigerators and air conditioners. The cash investments above include $9 million and $4 million to be paid in 1996 for the refrigerator and compressor joint ventures. Also, the Company plans to invest an additional $11 million in the washing machine joint venture in 1996 and 1997.


                                 -- page 33 --

                    -- Management's Discussion & Analysis --

    In September 1994, the Company sold its minority interest in Matsushita Floor Care Company (MFCC), a joint venture which manufactures and markets vacuum cleaners in the North American market. The sale resulted in cash proceeds of $44 million and a pre-tax gain of $26 million. The after-tax gain was $18 million or $.24 per share.

    In April 1994, the Company sold its European compressor operation to one of the Company's Brazilian affiliates for $106 million. The Company received 75% of the selling price in cash at the closing date with the remainder paid in 1995. The sale resulted in a pre-tax gain of $34 million but no significant gain or loss after taxes. The European compressor operation contributed gross sales of $213 million, including third party sales of $127 million and pre-tax earnings of $10 million in 1993.

    In April 1994, the Company made an additional $3 million investment in TVS Whirlpool Limited to become the majority partner in this Indian joint venture. The Company plans to invest an additional $14 million in 1996 to increase its interest in the joint venture, renamed Whirlpool Washing Machines Limited in 1995. In February 1994, the Company made an additional $3 million investment in Whirlpool Tatramat to become the majority partner in this Slovakian joint venture and contributed $3 million for a minority interest in a joint venture with Teco Electric and Machinery Co., Ltd., to market and distribute appliances in Taiwan.

    In 1994, the Company began construction of a new $100 million cooking products facility in Tulsa, Oklahoma, to manufacture freestanding gas and electric ranges for the North American appliance market beginning in April 1996.

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


Financing Activities
--------------------

    Dividends to shareholders totaled $100 million in 1995, $90 million in 1994 and $85 million in 1993.

    The Company's borrowings increased by $747 million in 1995, excluding the effect of currency translation and $50 million of borrowings assumed in acquisitions, primarily to fund property additions, origination of financing receivables and Asian acquisitions.

    In December 1994, the Company announced plans to repurchase up to five percent of the outstanding shares of common stock. The treasury shares will be used in employee stock-option, retirement and other compensation programs and for general corporate purposes. Through the end of December 1995, the Company had repurchased approximately 966,000 shares for $51 million.

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

    In 1993, WFC initiated a commercial paper program which currently authorizes the issuance of up to $1.7 billion. The 1993 net proceeds of $790 million were used to repay intercompany debt to the Company.


                                 -- page 34 --

                  -- Financial Condition and Other Matters --

The financial position of the Company remains strong as evidenced by the December 31, 1995 balance sheet. The Company's total assets are $7.8 billion and stockholders' equity is $1.9 billion.

  The overall debt to invested capital ratio at December 31, 1995 increased compared to December 31, 1994. The appliance business debt to invested capital ratio net of cash ("debt ratio") increased from 34% to 43% due primarily to increased borrowing as discussed in Cash Flows - Financing Activities. As of December 31, 1995, convertible notes with principal amounts of $371 million had been converted into 2.7 million shares of the Company's common stock. The debt ratio is also affected by European currency movements due to a combination of foreign borrowings and the Company's hedging strategy related to European net assets. The 1995 financial services debt to invested capital ratio increased due to higher investment levels compared to the prior year. The Company's debt continues to be rated investment grade by Moody's Investors Service Inc., Standard and Poors and Duff & Phelps.

  Various European currency swaps and forward contracts serve as a hedge of net foreign currency cash flows and also hedge a portion of the Company's European net assets. Changes in the value of the swaps and forward contracts due to movements in exchange rates are included in the currency translation component of stockholders' equity if they relate to the European net asset hedge or otherwise in other income (expense).

  WFC's financing portfolio by business segment is as follows:

December 31 (millions of dollars)   -- 1995 --     -- 1994 --
===============================================================
---------------------------------------------------------------
Inventory                          $  857    46%  $  652    41%
Aerospace                             411    22      465    29
Consumer                              531    29      386    24
Commercial                              7    --       25     2
Other                                  52     3       55     4
===============================================================
                                   $1,858   100%  $1,583   100%

  The aerospace portfolio is generally secured by newer (Stage III) aircraft on lease to various international airlines. Although the commercial airline industry seems to be stabilizing, the near-term outlook remains uncertain. Management believes the aerospace portfolio carrying value is appropriate. The Company is continuing to phase out of aerospace and highly leveraged commercial lending activities.

  The financial services industry is very competitive and various leasing companies, financial institutions and finance companies operate in the same markets as WFC. Refer to Notes 1 and 3 of the accompanying consolidated financial statements for a further description of WFC's business.

  WFC adopted Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan," effective January 1, 1995. The new rules require WFC to measure impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate. Adoption of the new rules did not have a material effect on the Company's net earnings or financial position.

  The Company has external sources of capital available and believes it has adequate financial resources and liquidity to meet anticipated business needs and to fund future growth opportunities such as new products, acquisitions and joint ventures.

                                 -- page 35 --

                   -- Management's Discussion & Analysis --

               -- Business Unit Revenues and Operating Profit --

The following appliance business (WFC on an equity basis) data is presented as supplemental information:

Net Sales by Business Unit were as follows:

(millions of dollars)     -- 1995 --  -- 1994 --  Increase/(Decrease)
=====================================================================
---------------------------------------------------------------------
North America               $5,093      $5,048      $ 45          1%
Europe                       2,428       2,373        55          2
Asia                           376         205       171         83
Latin America                  271         329       (58)       (18)
Other                           (5)         (6)        1         --
=====================================================================
Total Appliance Business    $8,163      $7,949      $214          3%

Operating Profit by Business Unit was as follows:

(millions of dollars)     -- 1995 --  -- 1994 --  Increase/(Decrease)
=====================================================================
---------------------------------------------------------------------
North America               $  445      $  522      $(77)      (15)%
Europe                          92         163       (71)      (44)
Asia                           (50)        (22)      (28)     (127)
Latin America                   26          49       (23)      (47)
Restructuring                   --        (248)      248        --
Business Dispositions           --          60       (60)       --
Other                         (147)       (154)        7         5
=====================================================================
Total Appliance Business     $ 366       $ 370      $ (4)       (1)%

  The 1994 restructuring relates to North America and Europe (refer to Note 10 to the accompanying consolidated financial statements). Other primarily includes corporate costs and intercompany eliminations.

  For commentary regarding performance in North America and Europe, refer to Results of Operations. Asia had significant shipment and sales growth compared to the prior year but increased its operating loss in 1995 due primarily to planned costs related to the Company's strategy to expand its presence in Asia. In addition, Asia experienced down turns in Hong Kong and other specific markets and incurred additional spending in India to improve future operating efficiencies. Latin America includes Whirlpool Argentina and the South American Sales Company (SASCO). Whirlpool Argentina results were adversely affected by a sharp decline in appliance industry volumes, driven primarily by a faltering economy and very tight credit. SASCO's results were also down due to deteriorating economic conditions and distribution issues in several key markets.

                                 -- page 36 --

  1995   CONSOLIDATED STATEMENTS OF EARNINGS


                                                    Whirlpool Corporation (Consolidated)
Year ended December 31                             ______________________________________
(millions of dollars except per share data)        -- 1995 --    -- 1994 --    -- 1993 --
=========================================================================================
-----------------------------------------------------------------------------------------
Revenues
--------
Net sales                                            $8,163        $7,949        $7,368
Financial services                                      184           155           165
-----------------------------------------------------------------------------------------
                                                      8,347         8,104         7,533
Expenses
--------
Cost of products sold                                 6,245         5,952         5,503
Selling and administrative                            1,609         1,490         1,433
Financial services interest                              66            51            59
Intangible amortization                                  31            24            25
Gain on dispositions                                     --           (60)           --
Restructuring costs                                      --           250            31
-----------------------------------------------------------------------------------------
                                                      7,951         7,707         7,051

  Operating Profit (Loss)                               396           397           482
  -----------------------

Other Income (Expense)
----------------------
Interest and sundry                                     (13)            9             6
Interest expense                                       (141)         (114)         (113)
-----------------------------------------------------------------------------------------
  Earnings (Loss) Before Income Taxes, Other
   Items and Accounting Change                          242           292           375

Income taxes                                            100           176           148
-----------------------------------------------------------------------------------------
  Earnings (Loss) Before Equity Earnings,
   Minority Interests and Accounting Change             142           116           227

Equity in WFC                                            --            --            --
Equity in affiliated companies                           72            59            16
Minority interests                                       (5)          (17)          (12)
-----------------------------------------------------------------------------------------
  Net Earnings (Loss) Before Cumulative Effect
   of Accounting Change                                 209           158           231

Cumulative effect of accounting change for
 postretirement benefits                                 --            --          (180)
=========================================================================================
  Net Earnings (Loss)                                $  209        $  158        $   51
-----------------------------------------------------------------------------------------
Per share of common stock:
  Primary earnings before accounting change          $ 2.80        $ 2.10        $ 3.19
  Primary earnings                                   $ 2.80        $ 2.10        $ 0.67
  Fully diluted earnings before accounting change    $ 2.76        $ 2.09        $ 3.11
  Fully diluted earnings                             $ 2.76        $ 2.09        $ 0.67
  Cash dividends                                     $ 1.36        $ 1.22        $ 1.19

Average number of common shares outstanding
 (millions)                                            74.8          75.5          72.3


                                                                           Supplemental Consolidating Data
                                                   Whirlpool with WFC on an Equity Basis      Whirlpool Financial Corporation (WFC)
Year ended December 31                             ______________________________________    ______________________________________
(millions of dollars except per share data)        -- 1995 --    -- 1994 --    -- 1993 --    -- 1995 --    -- 1994 --    -- 1993 --
===================================================================================================================================
-----------------------------------------------------------------------------------------------------------------------------------
Revenues
--------
Net sales                                            $8,163        $7,949        $7,368        $   --        $   --        $   --
Financial services                                       --            --            --           219           184           193
-----------------------------------------------------------------------------------------------------------------------------------
                                                      8,163         7,949         7,368           219           184           193
Expenses
--------
Cost of products sold                                 6,245         5,952         5,503            --            --            --
Selling and administrative                            1,521         1,415         1,305           123           104           155
Financial services interest                              --            --            --            79            63            72
Intangible amortization                                  31            24            25            --            --            --
Gain on dispositions                                     --           (60)           --            --            --            --
Restructuring costs                                      --           248            31            --             2            --
-----------------------------------------------------------------------------------------------------------------------------------
                                                      7,797         7,579         6,864           202           169           227

  Operating Profit (Loss)                               366           370           504            17            15           (34)
  -----------------------

Other Income (Expense)
----------------------
Interest and sundry                                     (23)            3            19            11             8            (9)
Interest expense                                       (129)         (104)         (105)           --            --            --
-----------------------------------------------------------------------------------------------------------------------------------
  Earnings (Loss) Before Income Taxes, Other
   Items and Accounting Change                          214           269           418            28            23           (43)

Income taxes                                             90           169           167            10             7           (19)
-----------------------------------------------------------------------------------------------------------------------------------
  Earnings (Loss) Before Equity Earnings,
   Minority Interests and Accounting Change             124           100           251            18            16           (24)

Equity in WFC                                            14            11           (28)           --            --            --
Equity in affiliated companies                           72            59            16            --            --            --
Minority interests                                       (1)          (12)          (10)           (4)           (5)           (2)
-----------------------------------------------------------------------------------------------------------------------------------
  Net Earnings (Loss) Before Cumulative Effect
   of Accounting Change                                 209           158           229            14            11           (26)

Cumulative effect of accounting change for
 postretirement benefits                                 --            --          (178)           --            --            (2)
===================================================================================================================================
  Net Earnings (Loss)                                $  209        $  158        $   51        $   14        $   11        $  (28)
-----------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements

                                 -- page 37 --

1995   CONSOLIDATED BALANCE SHEETS



                                                                                            Supplemental Consolidating Data
                                                         Whirlpool Corporation       Whirlpool with WFC        Whirlpool Financial
                                                           (Consolidated)            on an Equity Basis         Corporation (WFC)
                                                         ---------------------------------------------------------------------------
 December 31 (millions of dollars)                       -- 1995 --   -- 1994 --   -- 1995 --   -- 1994 --   -- 1995 --   -- 1994 --
ASSETS
Current Assets
Cash and equivalents                                       $   149      $    72      $   125      $    51       $   24      $   21
Trade receivables, less
 allowances of $39 in 1995 and
 $38 in 1994                                                 1,031        1,001        1,031        1,001           --          --
Financing receivables and
 leases, less allowances                                     1,086          866           --           --        1,086         866
Inventories                                                  1,029          838        1,029          838           --          --
Prepaid expenses and other                                     152          197          141          183           11          14
Deferred income taxes                                           94          104           94          104           --          --
------------------------------------------------------------------------------------------------------------------------------------
  Total Current Assets                                       3,541        3,078        2,420        2,177        1,121         901
Other Assets
Investment in affiliated companies                             425          370          425          370           --
Investment in WFC                                               --           --          269          253           --          --
Financing receivables and
 leases, less allowances                                       772          717           --           --          772         717
Intangibles, net                                               931          730          931          730           --          --
Deferred income taxes                                          153          171          153          171           --          --
Other                                                          199          149          199          149           --          --
------------------------------------------------------------------------------------------------------------------------------------
                                                             2,480        2,137        1,977        1,673          772         717
Property, Plant and Equipment
Land                                                            97           73           97           73           --          --
Buildings                                                      710          610          710          610           --          --
Machinery and equipment                                      2,855        2,418        2,831        2,392           24          26
Accumulated depreciation                                    (1,883)      (1,661)      (1,867)      (1,645)         (16)        (16)
------------------------------------------------------------------------------------------------------------------------------------
                                                             1,779        1,440        1,771        1,430            8          10
====================================================================================================================================
  Total Assets                                             $ 7,800      $ 6,655      $ 6,168      $ 5,280       $1,901      $1,628


                                 -- page 38 --


                                                                                            Supplemental Consolidating Data
                                                         Whirlpool Corporation       Whirlpool with WFC        Whirlpool Financial
                                                           (Consolidated)            on an Equity Basis         Corporation (WFC)
                                                         ---------------------------------------------------------------------------
 December 31 (millions of dollars)                       -- 1995 --   -- 1994 --   -- 1995 --   -- 1994 --   -- 1995 --   -- 1994 --
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Notes payable                                              $1,939       $1,162       $  709       $  226       $1,230       $  936
Accounts payable                                              977          843          896          795           81           48
Employee compensation                                         232          201          222          192           10            9
Accrued expenses                                              552          629          552          620           --            9
Restructuring costs                                            70          114           70          112           --            2
Current maturities of long-term debt                           59           39           56           36            3            3
------------------------------------------------------------------------------------------------------------------------------------
 Total Current Liabilities                                  3,829        2,988        2,505        1,981        1,324        1,007
Other Liabilities
Deferred income taxes                                         234          221          114          110          120          111
Postemployment benefits                                       517          481          517          481           --           --
Other liabilities                                             181          262          181          262           --           --
Long-term debt                                                983          885          870          703          113          182
------------------------------------------------------------------------------------------------------------------------------------
                                                            1,915        1,849        1,682        1,556          233          293
Minority Interests                                            179           95          104           20           75           75
Stockholders' Equity
Common stock, $1 par value: 250 million shares
authorized, 81 million and 80 million shares
issued in 1995 and 1994                                        81           80           81           80            8            8
Paid-in capital                                               229          214          229          214           26           26
Retained earnings                                           1,863        1,754        1,863        1,754          234          220
Unearned restricted stock                                      (8)          (8)          (8)          (8)          --           --
Cumulative translation adjustments                            (53)         (93)         (53)         (93)           1           (1)
Treasury stock -- 6 million
 shares at cost in 1995 and 1994                             (235)        (224)        (235)        (224)          --           --
------------------------------------------------------------------------------------------------------------------------------------
                                                            1,877        1,723        1,877        1,723          269          253
====================================================================================================================================
   Total Liabilities and Stockholders' Equity              $7,800       $6,655       $6,168       $5,280       $1,901       $1,628

See notes to consolidated financial statements

                                 -- page 39 --

1995   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 Supplemental Consolidating Data
                                   Whirlpool Corporation                   Whirlpool with WFC            Whirlpool Financial
                                       (Consolidated)                      on an Equity Basis             Corporation (WFC)
                             ----------------------------------------------------------------------------------------------------
Year ended December 31
(millions of dollars)        -- 1995 --   -- 1994 --   -- 1993 --   -- 1995 --   -- 1994 --  -- 1993  -- 1995  -- 1994   --1993 --
=================================================================================================================================
Operating Activities
--------------------
Net earnings (loss) before
 cumulative effect of
 accounting change             $ 209        $ 158        $ 231        $ 209        $ 158       $ 229    $  14    $  11    $ (26)
Depreciation                     282          272          263          253          243         239       29       29       24
Deferred income taxes             44          (28)         (31)          35          (39)        (27)       9       11       (4)
Equity in net earnings of
 affiliated companies, less
 dividends received              (58)         (57)         (14)         (58)         (57)        (14)      --       --       --
Equity in net loss
 (earnings) of WFC                --           --           --          (14)         (11)         28       --       --       --
(Gain) loss on business
 dispositions                     --          (60)           8           --          (60)          8       --       --       --
Provision for doubtful
 accounts                         43           28           75            9            6           8       34       22       67
Amortization of goodwill          30           20           28           30           20          28       --       --       --
Restructuring charges, net
 of cash paid                   (119)         197           10         (117)         195          19       (2)       2       (9)
Minority interests                 1           12           10            1           12          10       --       --       --
Other                            (19)          (1)          21          (19)           7          23       --       (8)      (2)
Changes in assets and
 liabilities, net of
 effects of business
 acquisitions and dispositions:
   Trade receivables              23         (125)         (76)          23         (125)        (75)      --       --       --
   Inventories                  (111)         (72)        (145)        (111)         (72)       (145)      --       --       --
   Accounts payable               70          107          101           65          105          89        5        2       12
   Other -- net                  (18)          (2)         148           --           (2)        146      (18)      --        9
=================================================================================================================================
 Cash Provided by
  Operating Activities         $ 377        $ 449        $ 629        $ 306        $ 380       $ 566    $  71    $  69    $  71

                                 -- page 40 --


                                                                                      Supplemental Consolidating Data

 Year ended December 31            Whirlpool Corporation           Whirlpool with WFC on
  (millions of dollars)               (Consolidated)                  an Equity Basis       Whirlpool Financial Corporation (WFC)
                              ---------------------------------------------------------------------------------------------------
                              --1995--   --1994--   --1993--   --1995--   --1994   --1993--   --1995--   --1994--    --1993--
=================================================================================================================================
---------------------------------------------------------------------------------------------------------------------------------
Investing Activities
---------------------------
Net additions to properties   $   (483)   $   (418)  $   (309)  $  (477)   $  (416) $  (307)   $    (6)   $     (2)   $    (2)
Financing receivables
 originated and leasing
 assets purchased               (3,646)     (3,051)    (2,603)       --         --       --     (3,646)     (3,051)    (2,603)
Principal payments
 received on financing
 receivables and leases          3,357       3,068      2,888        --         --       --      3,357       3,068      2,888

Acquisitions of
 businesses, less cash
 acquired                         (157)        (28)        --      (157)       (28)      --         --          --         --

Net increase in investment
 in and advances
    to affiliated companies        (40)         --        (19)      (40)        --      (19)        --          --         --

Business dispositions               26         124          4        26        124        4         --          --         --

Other                                8         (34)       (57)       --         (9)      --          8         (25)       (63)
------------------------------------------------------------------------------------------------------------------------------

 Cash Provided by (Used
  for) Investing Activities       (935)       (339)       (96)     (648)      (329)    (322)      (287)        (10)       220
---------------------------

Financing Activities
---------------------------
Proceeds of short-term
  borrowings                    16,493      12,727     12,049     7,237      4,344    9,586      9,256       8,383      3,424
Repayments of short-term
 borrowings                    (15,744)    (12,585)   (12,465)   (6,768)    (4,255)  (9,785)    (8,976)     (8,330)    (3,641)
Proceeds of long-term debt         130          42         32       130        129      145         --          --         --

Repayments of long-term
 debt                             (121)       (206)      (173)      (72)      (206)    (159)       (49)        (87)      (127)
Repayments of non-recourse
 debt                              (10)        (11)       (26)       --         --       --        (10)        (11)       (26)
Dividends                         (100)        (90)       (85)     (100)       (90)     (85)        --          --         --

Purchase of treasury stock         (35)        (16)        --       (35)       (16)      --         --          --         --

Proceeds from the sale of
 preferred stock                    --          --         75        --         --       --         --          --         75

Swap terminations                   --          --         56        --         --       56         --          --         --

Other                               22          13         26        24         13       27         (2)         --         (3)
------------------------------------------------------------------------------------------------------------------------------

 Cash Provided by (Used
  for) Financing Activities        635        (126)      (511)      416        (81)    (215)       219         (45)      (298)
---------------------------
------------------------------------------------------------------------------------------------------------------------------

 Increase (Decrease) in
  Cash and Equivalents              77         (16)        22        74        (30)      29          3          14         (7)
---------------------------

Cash and equivalents at
 beginning of year                  72          88         66        51         81       52         21           7         14
==============================================================================================================================

 Cash and Equivalents at
  End of Year                 $    149    $     72   $     88   $   125    $    51  $    81    $    24    $     21    $     7

See notes to consolidated financial statements

                                 -- page 41 --

1995   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Nature of Operations: Whirlpool is the world's leading manufacturer and marketer of major home appliances. The Company manufactures in 12 countries on four continents and markets products to distributors and retailers in 140 countries. Whirlpool Financial Corporation (WFC), a consolidated subsidiary, provides diversified financial services to businesses and consumers in the Americas and Europe. Financial products include inventory financing services for retailers and distributors that market products manufactured by the Company and various other manufacturers and consumer financing services for retail sales by retailers.

  Principles of Consolidation: The consolidated financial statements include all majority-owned subsidiaries. Investments in affiliated companies are accounted for by the equity method. Intercompany transactions and amounts between Whirlpool Corporation and WFC included in the supplemental consolidating data have been eliminated in the consolidated financial statements. The eliminations relate primarily to intercompany financing, interest and leasing transactions.

  Use of Estimates: Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Revenue Recognition: Sales are recorded when product is shipped to distributors or directly to retailers. Refer also to Financing Receivables and Leases.

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

  Intangibles: The cost of business acquisitions in excess of net tangible assets acquired is amortized on a straight-line basis principally over 40 years. Non-compete agreements are amortized on a straight-line basis over the terms of the agreements. Accumulated amortization aggregated $162 million at December 31, 1995 and $124 million at December 31, 1994. On an annual basis, the Company evaluates recorded goodwill for potential impairment against the current and estimated undiscounted future operating income before goodwill amortization of the businesses to which the goodwill relates.

  Research and Development Costs: Research and development costs are charged to expense as incurred. Such costs were approximately $180 million in 1995, $152 million in 1994 and $128 million in 1993.

  Advertising Costs: Advertising costs are charged to expense as incurred. Such costs were approximately $126 million in 1995, $140 million in 1994 and $128 million in 1993.

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

  WFC adopted Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan," effective January 1, 1995. The new rules require WFC to measure impaired loans based on the present value of expected future cash flows discounted at the loans' effective interest rate. Evaluation for impairment is performed as part of the portfolio management review process. Income is recognized in the same manner as it is on accruing receivables. These standards do not apply to leasing transactions or large groups of smaller homogeneous finance receivables. Adoption of the new rules did not have a material effect on the Company's net earnings or financial position.

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

                                 -- page 42 --

(1) SUMMARY OF PRINCIPAL ACCOUNTING POLICIES CONTINUED

  Derivative Financial Instruments:   The Company uses derivative financial
instruments to diminish the economic impact of market risks from fluctuations in interest rates, foreign currency exchange rates and commodity prices. To achieve this, the Company enters into interest rate and cross currency interest rate swaps, foreign currency forward contracts and option collars, and commodity swaps.

  The Company's hedging strategy for the foreign currency exchange risk associated with its investment in Europe is based on projected foreign currency cash flows over periods up to ten years. The Company uses foreign currency forward contracts and interest rate and cross currency interest rate swaps to effectively convert a portion of the Company's U.S. dollar denominated debt into various European currencies. The Company's investment in Europe and the foreign currency portion of these contracts and swaps are revalued in dollar terms each period to reflect current foreign currency exchange rates with gains and losses recorded in the equity section of the balance sheet. To the extent that the notional amounts of these contracts exceed the Company's investment in Europe, the related mark-to-market gains and losses are reflected currently in earnings. The net translation gain (loss) recognized in other income, including the gains and losses from those contracts not qualifying as hedges, was $(16) million, $(3) million and $5 million in 1995, 1994 and 1993. The amounts receivable from or payable to counterparties to the swaps, offsetting the gains and losses recorded in equity or earnings, are recorded in long-term debt. The interest component of the swaps, which overlay a portion of the Company's interest payments on outstanding debt, are not carried at fair value in the financial statements. The interest differential paid or received is recognized as an adjustment to interest expense. Gains and losses on the interest component of terminated swaps are deferred in noncurrent liabilities and amortized as an adjustment to interest expense over the remaining term of the original swap. In the event of early extinguishment of debt, any realized or unrealized gains or losses from related swaps would be recognized in income concurrent with the extinguishment. Any swap or portion of a swap not overlaying debt is recorded at fair value with periodic changes in fair value recorded in income.

  The Company also uses foreign currency forward contracts to hedge payments due on cross currency interest rate swaps and intercompany loans and, along with foreign currency option collars, to hedge material purchases, intercompany shipments and other commitments. In addition, the Company hedges a portion of its contractual requirements of certain commodities with commodity swaps. These contracts are not carried at fair value in the financial statements as the related gains and losses are recognized in the same period and classified in the same manner as the underlying transactions. Any gains and losses on terminated contracts are deferred in current liabilities until the underlying transactions occur.

  WFC enters into interest rate swaps to match certain assets and liabilities in terms of duration and pricing frequency to manage margins on its financing transactions. The WFC swaps are accounted for the same as those related to the interest component of European investment hedge swaps with the interest differential paid or received recognized as an adjustment to interest expense.

  The Company deals only with investment grade counterparties to these contracts and monitors its overall credit risk and exposure to individual counterparties. The Company does not anticipate nonperformance by any counterparties. The amount of the exposure is generally the unrealized gains in such contracts. The Company does not require, nor does it post, collateral or security on such contracts.

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

(2) BUSINESS ACQUISITIONS AND DISPOSITIONS

During 1995, the Company expanded its presence in Asia by acquiring controlling interests in three existing manufacturing companies and establishing three new joint ventures.

  In November 1995, the Company acquired a majority interest in Raybo Air Conditioner Manufacturing Company, a Chinese manufacturer and marketer of air conditioners, for about $22 million in cash. Raybo annual sales were about $20 million for its fiscal year 1994.

                                 -- page 43 --

               -- Notes to Consolidated Financial Statements --


(2) BUSINESS ACQUISITIONS AND DISPOSITIONS CONTINUED

  In May 1995, the Company acquired a majority interest in Shunde SMC Microwave Products Co., Ltd. (SMC), a Chinese manufacturer and marketer of microwave ovens, for about $90 million in cash. SMC annual sales were about $100 million for its fiscal year 1994.

  In February 1995, the Company acquired a majority interest in Kelvinator of India, Ltd. (KOI), a manufacturer and marketer of refrigerators, for about $116 million in cash funded principally in 1995. As the transaction involved an issue of new KOI shares, most of the purchase price was invested as equity in KOI in support of planned plant and product line expansion. KOI annual sales were about $120 million for its fiscal year 1994.

  The Company's new Chinese joint ventures include a $17 million majority interest in Beijing Whirlpool Snowflake Electric Appliance Co., Ltd. to produce refrigerators; a $16 million majority interest in Whirlpool Narcissus (Shanghai) Co., Ltd. to produce washing machines; and a $5 million minority interest in Beijing Embraco Snowflake Compressor Co. Ltd. to produce compressors for refrigerators and air conditioners.

  In September 1994, the Company sold its minority interest in Matsushita Floor Care Company (MFCC), a joint venture which manufactures and markets vacuum cleaners in the North American market. The sale resulted in cash proceeds of $44 million and a pre-tax gain of $26 million. The after-tax gain was $18 million or $.24 per share.

  In April 1994, the Company sold its European compressor operation to one of the Company's Brazilian affiliates for $106 million. The Company received 75% of the selling price in cash at the closing date with the remainder received in 1995. The sale resulted in a pre-tax gain of $34 million but no significant gain or loss after taxes. The European compressor operation contributed gross sales of $213 million, including third party sales of $127 million and pre-tax earnings of $10 million in 1993.

  In April 1994, the Company made an additional $3 million investment in TVS Whirlpool Limited to become the majority partner in this Indian joint venture, renamed Whirlpool Washing Machines Limited in 1995. The Company plans to invest an additional $14 million in 1996 to increase its interest in the joint venture. In February 1994, the Company made an additional $3 million investment in Whirlpool Tatramat to become the majority partner in this Slovakian joint venture and contributed $3 million for a minority interest in a joint venture with Teco Electric and Machinery Co., Ltd., to market and distribute appliances in Taiwan.

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

  Pro forma consolidated operating results reflecting these acquisitions and dispositions would not have been materially different from reported amounts. The acquisitions have been accounted for as purchases and their operating results have been consolidated with the Company's results since the date of acquisition.

(3) FINANCING RECEIVABLES AND LEASES

December 31 (millions of dollars)           -- 1995 --         -- 1994 --
=========================================================================
Financing receivables                        $1,569             $1,251
Leveraged leases                                103                107
Direct financing leases                           3                 11
Other operating leases and investments          197                227
--------------------------------------------------------------------------
                                              1,872              1,596

Unearned income                                 (52)               (53)
Estimated residual value                         80                 86
Allowances for doubtful accounts                (42)               (46)
--------------------------------------------------------------------------
Total financing receivables and leases        1,858              1,583

Less current portion                          1,086                866
==========================================================================
Long-term portion                            $  772             $  717

                                 -- page 44 --

(3) FINANCING RECEIVABLES AND LEASES CONTINUED

Deferred income tax liabilities relating to leveraged and direct financing leases were $118 million at December 31, 1995 and $113 million at December 31, 1994.

  Financing receivables and leases at December 31, 1995 include $750 million due from household appliance and electronics dealers and $411 million resulting from aerospace financing transactions. These amounts are generally secured by the assets financed. Non-earning finance receivables and operating leases totaled $41 million at December 31, 1995 and $50 million at December 31, 1994.

  Net losses on financing receivables and leases were $39 million in 1995, $25 million in 1994 and $56 million in 1993. Financing receivables of $112 million are considered impaired under Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan" at December 31, 1995 and during 1995. Specific allowances for losses on these receivables total $19 million at December 31, 1995. WFC recognized $12 million of interest income in 1995 on these receivables.

  Financing receivables and minimum lease payments receivable at December 31, 1995 mature contractually as follows:

                                                            Leveraged
                                                            and Direct
                                Financing                   Financing
(millions of dollars)           Receivables                  Leases
======================================================================
----------------------------------------------------------------------
1996                             $1,105                      $  3
1997                                291                         3
1998                                134                         3
1999                                 13                         2
2000                                  2                         2
Thereafter                           24                        93
======================================================================
                                 $1,569                      $106

(4) INVENTORIES

December 31 (millions of dollars)           -- 1995 --     -- 1994 --
======================================================================
----------------------------------------------------------------------
Finished products                             $  984         $  832
Work in process                                   84             66
Raw materials                                    194            156
----------------------------------------------------------------------
Total FIFO cost                                1,262          1,054

Less excess of FIFO cost over LIFO cost          233            216
======================================================================
                                              $1,029         $  838

  LIFO inventories represent approximately 41% and 52% of total inventories at December 31, 1995 and 1994.

(5) AFFILIATED COMPANIES

The Company has direct voting interests, ranging from 30% to 49%, in two Brazilian companies (Multibras S.A., and Embraco S.A.), a Mexican company (Vitromatic, S.A. de C.V.) and several other international companies principally engaged in the manufacture and sale of major home appliances or related component parts.

  Equity in the net earnings (losses) of affiliated companies, net of related taxes, is as follows:

(millions of dollars)                -- 1995 --  -- 1994 --  -- 1993 --
==========================================================================
--------------------------------------------------------------------------
Brazilian affiliates                     $70         $39         $21
Mexican affiliate                         --          16          (6)
Other                                      2           4           1
==========================================================================
Total equity earnings                    $72         $59         $16

                                 -- page 45 --

                -- Notes to Consolidated Financial Statements --

(5) AFFLIATED COMPANIES CONTINUED

  Combined condensed financial information for all affiliated operating companies follows:


December 31 (millions of dollars)                -- 1995 --  -- 1994 --
-----------------------------------------------------------------------
Current assets                                     $1,044      $  672
Other assets                                          991         954
-----------------------------------------------------------------------
                                                   $2,035      $1,626
Current liabilities                                $  673      $  524
Other liabilities                                     321         213
Stockholders' equity                                1,041         889
-----------------------------------------------------------------------
                                                  $ 2,035      $1,626





(millions of dollars)         -- 1995 --  -- 1994 --  -- 1993 --
----------------------------------------------------------------
Net sales                       $2,772      $2,051      $2,062
Cost of products sold           $2,122      $1,441      $1,446
Net earnings                    $  192      $  173      $   90
Dividends and fees paid to
  Whirlpool by affiliates       $   20      $   16      $    9


(6) FINANCING ARRANGEMENTS

After finalization of new credit arrangements in January 1996, the Company has unused credit lines of about $4.2 billion, including a $1.2 billion multiple option facility expiring in 2001 and about $3.0 billion in various other lines expiring in 1997. There are no formal compensating balances required with the credit line banks. Generally, the banks are compensated for their credit lines by a fee.


  Notes payable consist of the following:



December 31 (millions of dollars)                -- 1995 --  -- 1994 --
-----------------------------------------------------------------------
Payable to banks                                   $  103      $   64
Commercial paper                                    1,778       1,094
Other                                                  58           4
---------------------------------------------------------------------
                                                   $1,939      $1,162

  The weighted average interest rate on notes payable was 6.17% and 5.98% at December 31, 1995 and 1994.

  During 1993, the Company called $125 million of 9 1/8% Sinking Fund Debentures and terminated $100 million of related interest rate swap agreements resulting in an immaterial gain on extinguishment.

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

                                 -- page 46 --

(6) FINANCING ARRANGEMENTS CONTINUED

  During 1991, the Company sold $675 million in face amount of subordinated zero coupon convertible notes and received $170 million in gross proceeds. The notes were priced to yield 7% interest to maturity. Holders may convert each $1,000 face amount of the notes into 7.237 shares of common stock. Holders may also redeem the notes for the issuance price plus accrued original issue discount at the end of five, ten and fifteen years or upon a change in control of the Company as defined. The Company may, at its option, elect to pay the redemption price in any combination of cash and common stock, except upon a change in control, in which case the redemption price is payable in cash. The Company also has the right to call the notes at a price equal to their issuance price plus accrued original issue discount. At December 31, 1995, principal amounts of $371 million have been converted into 2.7 million shares of the Company's common stock.

  Long-term debt consists of the following:

                                                Interest
December 31 (millions of dollars)  Maturity       Rate    -- 1995 --  -- 1994 --
================================================================================
Debentures                           2008         9.1%      $  125      $  125
Senior notes                     1996 to 2003  7.5 to 9.5      424         428
Medium term notes                1996 to 2004  7.5 to 9.1       72         100
Subordinated
  convertible notes                  2011         7.0          105          99
Other                                                          316         172
--------------------------------------------------------------------------------
                                                             1,042         924

Less current maturities                                         59          39
================================================================================
                                                            $  983      $  885


  Annual maturities of long-term debt are $59 million in 1996, $43 million in 1997, $49 million in 1998, $25 million in 1999 and $16 million in 2000.

  The Company paid interest on short-term and long-term debt totaling $232 million in 1995, $168 million in 1994 and $176 million in 1993.


(7) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used in estimating fair values of financial instruments:

  Cash and Equivalents and Notes Payable: The carrying amounts approximate fair values.

  Financing Receivables: The fair value is estimated using discounted cash flow analyses based on current interest rates being offered to borrowers of similar credit quality. In 1995 and 1994, the carrying amounts approximate fair values.

  Long-term Debt and WFC Preferred Stock: The fair values are estimated using discounted cash flow analyses based on incremental borrowing or dividend yield rates for similar types of borrowing or equity arrangements. The WFC preferred stock carrying amount approximates fair value.

  Derivative Financial Instruments: The fair values of interest rate swaps, cross currency interest rate swaps, foreign currency forward contracts and option collars and commodity swaps are based on quoted market prices.

                                 -- page 47 --

                -- Notes to Consolidated Financial Statements --

(7) FAIR VALUE OF FINANCIAL INSTRUMENTS CONTINUED

  The carrying and fair values of financial instruments for which the fair value does not approximate the liability carrying value are as follow:

                                    Carrying   Fair   Carrying   Fair
                                     Value     Value   Value     Value
                                    ----------------------------------
(millions of dollars)                 -- 1995 --       -- 1994 --
======================================================================
Long-term debt (including
current portion)                     $  919   $1,021   $  846   $  874
Derivative financial
instruments:
Hedges of net investment in
Europe including converted
debt:
  Interest rate and cross
  currency interest rate swaps
  (notional amounts of $1,624
  million and $1,118 million
  in 1995 and 1994)                     123      210       75      171
  Foreign currency forward
  contracts (notional amounts
  of $9 million and $377
  million in 1995 and 1994)              --       --        3        3
Transaction hedges: Foreign
  currency forward contracts
  (notional amounts of $514
  million and $447 million in
  1995 and 1994)                         --        3       --        6
Foreign currency options
  (notional amounts of $149
  million in 1995.)                      --       (4)      --       --
Hedges with commodity swaps
  (notional amounts of $25
  million and $5 million in
  1995 and 1994)                         --        1       --       (1)
WFC interest rate and cross
  currency swaps (notional
  amounts of $33 million and $465
  million in 1995 and 1994)              --        2       --        1
======================================================================
Total long-term debt                 $1,042   $1,233   $  924   $1,054

  At December 31, 1995, interest rate and cross currency interest rate swaps effectively convert $892 million of U.S. dollar denominated debt into European currency denominations ($501 million - German marks, $312 million - French francs, $29 million - Swiss francs and $50 million - British pounds). The swaps also effectively convert $529 million of fixed to floating rate debt and $518 million of floating to fixed rate debt. Floating rates received range from LIBOR less 0.9% to LIBOR, and floating rates paid range from local currency LIBOR to local currency LIBOR plus 4.15%. Fixed rates received range from 5.925% to 8.480%, and fixed rates paid range from 5.130% to 9.730%. The swaps mature within 1 to 11 years.

  At December 31, 1995, WFC interest rate swaps effectively convert $28 million of floating rate debt into fixed rate debt as well as converting $5 million of U.S. dollar denominated debt into Canadian currency denomination. Floating rates received are based on LIBOR or commercial paper rates, and fixed rates paid range from 8.565% to 9.310%. The WFC swaps mature within 1 to 5 years.

  Foreign currency forward contracts and option collars mature within one month to two years and involve principally European and North American currencies. Commodity swaps mature within 1 year and involve principally copper and other metal commodities.


(8) STOCKHOLDERS' EQUITY

In addition to its common stock, the Company has 10 million authorized shares of preferred stock (par value $1 per share), none of which is outstanding.

  Consolidated retained earnings at December 31, 1995 included $228 million of equity in undistributed net earnings of affiliated companies.

  The cumulative translation component of stockholders' equity represents the effect of translating net assets of the Company's international subsidiaries offset by related hedging activity net of tax. Conversion of notes, stock option transactions and restricted stock grants account for the changes in paid-in capital.

  One Preferred Stock Purchase Right ("Rights") is outstanding for each share of common stock. The Rights, which expire May 23, 1998, will become exercisable ten days after a person or group either becomes

                                 -- page 48 --

(8) STOCKHOLDERS' EQUITY CONTINUED

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

  If (i) any person or group becomes the beneficial owner of 25% or more of Whirlpool common stock, or (ii) the Company is the surviving corporation in a merger with a 20% or more stockholder and its common stock is not changed or converted, or (iii) a 20% or more stockholder engages in certain self-dealing transactions with the Company, then each Right not owned by such person will entitle the holder to purchase, at the Rights' then current exercise price, shares of the Company's common stock having a value of twice the Rights' then current exercise price. In addition, if the Company is involved in a merger in which its common stock is converted or sells 50% or more of its assets, each Right will entitle its holder to purchase for the exercise price shares of common stock of the acquiring successor company having a value of twice the Rights' then current exercise price.

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

  At December 31, 1995, one million preferred shares were reserved for future exercise of Stock Purchase Rights.


(9) STOCK OPTION AND INCENTIVE PLANS

The Company's stock option and incentive plan permits the grant of stock options and other stock awards covering up to 5.4 million shares to key employees of the Company and its subsidiaries. The plan authorizes the grant of both incentive and non-qualified stock options and, further, authorizes the grant of stock appreciation rights and related supplemental cash payments independently of or with respect to options granted or outstanding. An Executive Stock Appreciation and Performance Program ("ESAP"), a Restricted Stock Value Program ("RSVP") and a Career Stock Program ("CSP") have been established under the plan. Performance awards under ESAP and RSVP are earned over multi-year time periods upon the achievement of certain performance objectives or upon a change in control of the Company. CSP awards are earned at specified dates during a participant's career with the Company or upon change in control of the Company. ESAP awards are payable in cash, common stock, or a combination thereof when earned. RSVP grants restricted shares which may not be sold, transferred or encumbered until the restrictions lapse. CSP grants phantom stock awards which are redeemable for shares of the Company's common stock upon the recipient's retirement after attaining age 60 and subject to certain non-competition provisions. There were 1,010,600 and 453,000 restricted shares outstanding at December 31, 1995 and 1994. Expenses under the plan were $4 million in 1995, $5 million in 1994 and $17 million in 1993.

  In 1996, the Company plans to seek shareholder approval for a follow-on to the existing stock option and incentive plan that will permit the grant of stock options and other awards covering up to an additional 4 million shares to key employees of the Company, its subsidiaries and certain affiliates.

  Under the Nonemployee Director Stock Ownership Plan, each nonemployee director is automatically granted 400 shares of common stock annually and is eligible for a stock option grant of 600 shares if the Company's earnings meet a prescribed earnings formula. This plan provides for the grant of up to 200,000 shares as either stock or stock options. There were no significant expenses under this plan for 1995, 1994 or 1993.

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

                                 -- page 49 --

                -- Notes to Consolidated Financial Statements --

(9) STOCK OPTION AND INCENTIVE PLANS CONTINUED

  Stock option and incentive plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Generally, no compensation expense is recognized for stock options with exercise prices equal to the market value of the underlying shares of stock at the date of grant. Compensation expense is recognized for ESAP, RSVP and CSP awards based on the market value of the underlying shares of stock when the number of shares is determinable in the vesting periods.

  A summary of stock option information follows:

                                Number      Average      Number      Average
                               of Shares  Option Price  of Shares  Option Price
                               ------------------------------------------------
(thousands of shares)                -- 1995 --                -- 1994 --
===============================================================================
Outstanding at January 1         3,214       $39.96       3,196       $36.61
Granted                            723        55.75         553        55.32
Exercised                         (427)       32.65        (432)       33.28
Canceled or expired               (113)       47.62        (103)       46.34
                                 -----                    -----
Outstanding at December 31       3,397       $43.99       3,214       $39.96

Exercisable at December 31       2,307       $38.60       2,323       $35.18

Available for future grant at
 December 31                       820                    1,647


(10) RESTRUCTURING COSTS

  Restructuring costs consist of the following:


December 31 (millions of dollars)                     -- 1994 --  -- 1993 --
===============================================================================
Cash costs:
Employee severance and related payments                  $176        $ 10
Payments to terminated independent
 distributors                                              --          13
Lease termination, facility disposition and
 other costs                                               34          --
-------------------------------------------------------------------------------
  Total cash costs                                        210          23

Non-cash costs:
Loss on disposal of facilities and equipment               20           8
Other asset write-downs                                    20          --
-------------------------------------------------------------------------------
Total non-cash costs                                       40           8
===============================================================================
                                                         $250        $ 31

   In 1994, restructuring costs relate to the consolidation and reorganization of the Company's European sales, marketing and support functions to better serve dealers by trade channel rather than by country, the closure of two North American manufacturing facilities and the further consolidation and rationalization of North American operations. The Company made payments of $137 million in 1995 and 1994 related to severance of about 2,800 employees and other costs. The remaining cash costs of the restructuring will be paid primarily in 1996 and include the elimination of an additional 600 employee positions. Pre-tax charges of $173 million, $72 million and $5 million relate to the Company's European, North American and WFC/Corporate operations. Total 1994 after-tax charges were $192 million or $2.54 per share.

   In 1993, restructuring costs relate to the consolidation of operations in Europe and Canada and the termination of independent distributor agreements in North America. Total 1993 after-tax charges were $14 million or $.19 per share.

                                 -- page 50 --

(11) INCOME TAXES

The provisions for income taxes are as follows:

(millions of dollars)                 -- 1995 --  -- 1994 --  -- 1993 --
========================================================================
Current:
  Federal                                $ 40        $143        $118
  State and local                           2          29          26
  Foreign                                  24          44          27
------------------------------------------------------------------------
                                           66         216         171

Deferred (credit):
  Federal                                  32           2         (36)
  State and local                          10         (10)         (8)
  Foreign                                  (8)        (32)         21
------------------------------------------------------------------------
                                           34         (40)        (23)

                                         $100        $176        $148

  Domestic and foreign earnings before income taxes, other items and accounting change are as follows:

(millions of dollars)                 -- 1995 --  -- 1994 --  -- 1993 --
========================================================================
Domestic                                 $227        $315        $236
Foreign                                    15         (23)        139
========================================================================
                                         $242        $292        $375

  Reconciliations between the U.S. federal statutory income tax rate and the consolidated effective income tax rate for earnings before income taxes and other items are as follows:

                                      -- 1995 --  -- 1994 --  -- 1993 --
========================================================================
U.S. federal statutory rate              35.0%       35.0%       35.0%
Impact of restructuring charge             --        13.2          --
Impact of business dispositions            --         7.2        (1.2)
State and local taxes, net of
  federal tax benefit                     4.0         4.3         3.1
Nondeductible goodwill amortization       4.4         2.8         1.9
Settlement of prior year taxes           (4.5)         --          --
Excess foreign taxes                      3.9          --         1.3
Net benefits from unrecognized
  prior year deferred tax assets and
  carryforwards                          (4.0)       (1.7)       (1.5)
Nondeductible interest                    1.7          --          --
Other items                                .8         (.4)         .9
========================================================================
Effective income tax rate                41.3%       60.4%       39.5%

  A full tax benefit was not recognized on the 1994 restructuring charge in Europe and North America due to the net operating loss positions in certain tax jurisdictions.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                 -- page 51 --

                -- Notes to Consolidated Financial Statements --


(11) INCOME TAXES CONTINUED

(millions of dollars)                             -- 1995 --  -- 1994 --
==========================================================================
Deferred tax liabilities:
  Property, plant and equipment                      $178        $174
  Financial services leveraged leases                 117         110
  Prepaid expenses                                     17          16
  Other                                                28          14
--------------------------------------------------------------------------
    Total deferred tax liabilities                    340         314

Deferred tax assets:
  Postretirement obligation                           142         134
  Accrued expenses                                     22          18
  Other reserve accruals                               17          16
  Restructuring costs                                  52          73
  Product warranty accrual                             18          18
  Nondeductible insurance                              15          13
  Loss carryforwards                                   53          25
  Employee compensation                                28          28
  Receivable and inventory allowances                   1          21
  Other                                                45          56
--------------------------------------------------------------------------
    Total deferred tax assets                         393         402

      Valuation allowance for deferred tax assets     (40)        (34)
--------------------------------------------------------------------------
  Deferred tax assets, net of valuation allowance     353         368
==========================================================================
  Net deferred tax assets                            $ 13        $ 54

  The Company has recorded a valuation allowance to reflect the estimated amount of net operating loss carryforwards, restructuring costs and other deferred tax assets which may not be realized.

  The Company provides deferred taxes on the undistributed earnings of foreign subsidiaries and affiliates to the extent such earnings are expected to be remitted. Generally, earnings have been remitted only when no significant net tax liability would have been incurred. No provision has been made for U.S. or foreign taxes that may result from future remittances of the undistributed earnings ($259 million at December 31, 1995) of foreign subsidiaries and affiliates expected to be reinvested indefinitely. Determination of the deferred income tax liability on these unremitted earnings is not practicable as such liability, if any, is dependent on circumstances existing when remittance occurs.

  The Company paid income taxes of $102 million in 1995, $190 million in 1994 and $140 million in 1993.

  At December 31, 1995, the Company has foreign net operating loss carryforwards of $165 million which are primarily non-expiring.


(12) PENSION PLANS

The Company maintains both contributory and non-contributory defined benefit pension plans covering substantially all North American employees and certain European employees. The plans provide pension benefits that are based primarily on compensation during a specified period before retirement or specified amounts for each year of service. The Company's present funding policy for these plans is to generally make the minimum annual contribution required by applicable regulations. Assets held by the plans consist primarily of listed common stocks and bonds, government securities, investments in trust funds, bank deposits and other investments.

  Pension cost includes the following components:

(millions of dollars)                 -- 1995 --  -- 1994 --  -- 1993 --
==========================================================================
Service cost - benefits earned
  during the year                       $  36        $ 36       $  31
Interest cost on projected benefit
  obligation                               77          75          71
Actual return on plan assets             (267)         (3)       (128)
Net deferral/amortization                 164         (97)         33
==========================================================================
                                        $  10        $ 11       $   7

                                 -- page 52 --

(12) PENSION PLANS CONTINUED

  Assumptions used in accounting for defined benefit pension plans are as follows:

                                      -- 1995 --   -- 1994 --  -- 1993 --
===========================================================================
Discount rate                          7.0-8.5%     7.0-10.0%   7.0-8.5%
Rate of compensation level increase    4.0-6.5%     4.0-6.5%    4.0-6.5%
Expected long-term rate of return
  on plan assets                       6.0-9.5%     6.5-9.5%    6.5-9.5%

  The funded status of the pension plans is as follows:

                               Plans Whose Assets         Plans Whose
                               Exceed Accumulated     Accumulated Benefits
                                    Benefits           Exceed Plan Assets
                             ----------------------------------------------
(millions of dollars)        -- 1995 --  -- 1994 --  -- 1995 --  -- 1994 --
===========================================================================
Projected benefit obligation   $ (862)     $(751)      $(229)      $(158)
Plan assets at fair value       1,101        965         145          90

Plan assets in excess of
  (less than) projected
  benefit obligation              239        214         (84)        (68)

Unrecognized prior service
  cost                             25         28          24          18
Unrecognized net experience
  gain                           (215)      (190)         (5)         (4)
Unrecognized net of
  amortization                    (19)       (26)         (6)         (5)
Additional minimum liability       --         --          (9)         (5)
===========================================================================
Pension asset (liability)
  included in other assets
  (postemployment benefits)    $   30      $  26       $ (80)      $ (64)

  The accumulated benefit obligation, which is included in the projected benefit obligation, represents the actuarial present value of benefits attributed to employee service and compensation levels to date. At December 31, 1995 and 1994, the accumulated benefit obligation was $933 million and $785 million. The vested portion was $825 million in 1995 and $690 million in 1994.

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

  Certain European subsidiaries maintain termination indemnity and special severance plans. The cost of these plans, determined in accordance with local government specifications, was $12 million in 1995, $16 million in 1994 and $16 million in 1993.

  The Company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. Company matching contributions for domestic hourly and certain other employees under the plan, based on the Company's annual operating results and the level of individual participant's contributions, amounted to $3 million in 1995, $5 million in 1994 and $8 million in 1993.


(13) POSTRETIREMENT BENEFIT PLANS

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

                                 -- page 53 --

                -- Notes to Consolidated Financial Statements --


(13) POSTRETIREMENT PLANS CONTINUED

  Effective January 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The Company recorded the $300 million pre-tax transition obligation as a cumulative effect accounting change, resulting in an after-tax charge of $180 million.

  The components of the annual postretirement benefit costs are as follows:


(millions of dollars)                   -- 1995 --  -- 1994 --  -- 1993 --
==========================================================================
Service cost                               $10         $ 9         $  8
Interest cost                               26          26           24
Recognition of transition obligation        --          --          300
==========================================================================
                                           $36         $35         $332

  The components of the postretirement obligation are as follows:

(millions of dollars)                               -- 1995 --  -- 1994 --
==========================================================================
Accumulated postretirement benefit obligation:
  Retirees                                             $173        $148
  Fully eligible active participants                     85          75
  Other active plan participants                        120          99
--------------------------------------------------------------------------
    Total                                               378         322

Unrecognized gain (loss)                                (21)         12
==========================================================================
Postretirement obligation                              $357        $334

  The assumed health care trend rate decreases gradually from 10% in 1994 and 1995 to 8% in 1996 and 1997 to 7% in 1998 and 1999 and finally to 6% in 2000 and future years. Increasing the health care trend rate by one percentage point would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $26 million and increase the annual postretirement benefit cost for 1995 by $2 million. Discount rates of 7.5% and 8.5% were used to determine the accumulated postretirement benefit obligation at December 31, 1995 and 1994.


(14) CONTINGENCIES

The Company is involved in various legal actions arising in the normal course of business. Management, after taking into consideration legal counsel's evaluation of such actions, is of the opinion that the outcome of these matters will not have a material adverse effect on the Company's financial position.

  The Company is a party to certain financial instruments with off-balance-sheet risk which are entered into in the normal course of business. These instruments consist of financial guarantees, repurchase agreements and letters of credit. The Company's exposure to credit loss in the event of nonperformance by the debtors is the contractual amount of the financial instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Collateral or other security is generally required to support financial instruments with off-balance-sheet credit risk.

  At December 31, 1995, financial guarantees, repurchase agreements and letters of credit totaled $91 million.

                                 -- page 54 --

(15) BUSINESS SEGMENT INFORMATION

Geographic Segments - Major Home Appliances


                             North                Other and     Major Home
(millions of dollars)       America     Europe  (Eliminations)  Appliances
==========================================================================
Net sales
1995                        $5,093      $2,502      $  568        $8,163
1994                        $5,048      $2,451      $  450        $7,949
1993                        $4,547      $2,410      $  411        $7,368

Operating profit
1995                        $  314      $   90      $  (38)       $  366
1994                        $  311      $   43      $   16        $  370
1993                        $  341      $  129      $   34        $  504

Identifiable assets
1995                        $2,031      $2,104      $2,033        $6,168
1994                        $2,046      $1,824      $1,410        $5,280
1993                        $1,742      $1,758      $1,154        $4,654

Depreciation expense
1995                        $  140      $  105      $    8        $  253
1994                        $  141      $   98      $    4        $  243
1993                        $  137      $  101      $    1        $  239

Net capital expenditures
1995                        $  262      $  186      $   29        $  477
1994                        $  269      $  135      $   12        $  416
1993                        $  188      $  116      $    3        $  307

  Identifiable assets are those assets directly associated with the respective operating activities. Substantially all of the Company's trade receivables are from wholesale distributors and retailers. Corporate assets which consist principally of cash, investments, prepaid expenses, intangibles, deferred income taxes and property and equipment related to corporate activities are included as other.

  Sales activity with Sears, Roebuck and Co., a North American major home appliance retailer, represented 20% of consolidated net sales in 1995 and 19% in 1994 and 1993. Related receivables were 14% and 16% of consolidated trade receivables at December 31, 1995 and 1994.

Financial Services

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

                                 -- page 55 --

                -- Notes to Consolidated Financial Statements --


(16) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                              Three Months Ended
(millions of dollars             --------------------------------------------
 except share data)              December 31  September 30  June 30  March 31
=============================================================================
1995:
Net sales                          $2,046        $2,109     $2,069    $1,939

Cost of products sold              $1,591        $1,626     $1,590    $1,438

Financial services revenue,
  less related interest expense    $   30        $   29     $   29    $   30

Net earnings                       $   18        $   64     $   52    $   75

Per share of common stock:

Primary earnings                   $  .25        $  .85     $  .70    $ 1.00

Fully diluted earnings             $  .25        $  .83     $  .70    $  .98

Dividends paid                     $  .340       $  .340    $  .340   $ .340

Stock price:
  High                             $58           $60 7/8    $58 1/4   $55 1/2
  Low                              $50 3/4       $54 3/8    $49 7/8   $49 1/4
  Close                            $53 1/4       $57 3/4    $55       $54 3/4

                                              Three Months Ended
(millions of dollars             --------------------------------------------
 except share data)              December 31  September 30  June 30  March 31
=============================================================================
1994:
Net sales                          $2,058        $2,046     $2,013    $1,832

Cost of products sold              $1,534        $1,538     $1,515    $1,365

Financial services revenue,
less related interest expense      $   27        $   27     $   25    $   25

Net earnings (loss)                $  (91)       $   98     $   84    $   67

Per share of common stock:

Primary earnings (loss)            $(1.20)       $ 1.30     $ 1.10    $  .90

Fully diluted earnings (loss)      $(1.15)       $ 1.27     $ 1.09    $  .88

Dividends paid                     $  .305       $  .305    $  .305   $  .305

Stock price:
High                               $55 1/2       $55 3/8    $62       $73 1/2
Low                                $44 5/8       $48 1/2    $52 3/8   $59 3/8
Close                              $50 1/4       $51 3/8    $52 1/2   $60 7/8

  Restructuring initiatives described in Note 10 and business dispositions described in Note 2 reduced fourth quarter net earnings by $187 million or $2.47 per share, increased third quarter net earnings by $15 million or $.20 per share and reduced second quarter net earnings by $2 million or $.03 per share.

                                 -- page 56 --

                                -- Report of --
                    Ernst & Young LLP, Independent Auditors



The Stockholders and Board of Directors
Whirlpool Corporation
Benton Harbor, Michigan

We have audited the accompanying consolidated balance sheets of Whirlpool Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Brazilian affiliates used as the basis for recording the Company's equity in their net earnings, as presented in Note 5 to the consolidated financial statements. The financial statements of those affiliates were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the Brazilian affiliates, is based solely on the reports of the other auditors.

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

  In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Whirlpool Corporation and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in the notes to the consolidated financial statements, in 1993 the Company changed its method of accounting for postretirement benefits other than pensions.

/s/ Ernst & Young LLP

Chicago, Illinois
January 31, 1996

                                 -- page 57 --

                                -- Report by --
                        Management on the Consolidated
                             Financial Statements



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

  The Audit Committee of the Board of Directors of the Company, which is composed of four directors who are not employed by the Company, considers and makes recommendations to the Board of Directors as to accounting and auditing matters concerning the Company, including recommending for appointment by the Board of Directors the firm of independent auditors engaged on an annual basis to audit the financial statements of Whirlpool Corporation and its majority owned subsidiaries. The Audit Committee meets with the independent auditors at least three times each year to review the scope of the audit, the results of the audit and such recommendations as may be made by said auditors with respect to the Company's accounting methods and system of internal controls.


/s/ John P. Cunningham


John P. Cunningham
Executive Vice President and Chief Financial Officer
January 31, 1996


                           -- Revenue Information --


December 31 (millions of dollars) Percent   -- 1995 --   -- 1994 --   -- 1993 --
================================================================================
Major Home Appliances
 Home Laundry Appliances           31.1%      $2,593       $2,610       $2,481

 Home Refrigeration and
  Room Air Conditioning
  Equipment                        36.1        3,017        2,900        2,588

 Home Cooking Appliances           15.8        1,321        1,258        1,094

 Other Home Appliances             14.8        1,232        1,181        1,205
--------------------------------------------------------------------------------
                                   97.8        8,163        7,949        7,368

Financial Services                  2.2          184          155          165
================================================================================
                                  100.0%      $8,347       $8,104       $7,533

                                 -- page 58 --

                                -- Directors --

Victor A. Bonomo                       Miles L. Marsh
Former Executive Vice President,       Chairman and Chief Executive
PepsiCo, Inc.                          Officer, James River Corporation
 Committees: Finance                    Audit, Finance

Robert A. Burnett                      Philip L. Smith
Former Chairman of the Board,          Former Chairman of the Board,
Meredith Corporation                   President and Chief Executive
 Corporate Governance,                 Officer, Pillsbury Company
 Human Resources                        Corporate Governance, Finance

Herman Cain                            Paul G. Stern
Chairman and Chief Executive           Partner, Thayer Capital Partners,
Officer, Godfather's Pizza, Inc.       and Former Chairman, President
 Corporate Governance                  and Chief Executive Officer,
                                       Northern Telecom Limited
Allan D. Gilmour                        Audit, Human Resources
Former Vice Chairman,
Ford Motor Company                     Janice D. Stoney
 Finance, Human Resources              Former Executive Vice
                                       President, Total Quality System,
Kathleen J. Hempel                     US WEST Communications
Vice Chairman                          Group, Incorporated
and Chief Financial Officer,            Audit
Fort Howard Corporation
 Audit, Finance                        David R. Whitwam
                                       Chairman of the Board and
Arnold G. Langbo                       Chief Executive Officer of the
Chairman of the Board                  Company
and Chief Executive Officer,
Kellogg Company
 Corporate Governance,
 Human Resources

William D. Marohn
President and Chief Operating
Officer of the Company
 Pension Fund

                            -- Senior Management --

Executive Officers                     Bruce K. Berger
------------------                     Corporate Affairs
David R. Whitwam
Chairman of the Board                  E.R. (Ed) Dunn
and Chief Executive Officer            Human Resources
                                       and Assistant Secretary
William D. Marohn
President and Chief Operating          Robert D. Hall
Officer                                President and Chief Operating
                                       Officer, Whirlpool Asia
Executive Vice Presidents
-------------------------              Edward J. F. Herrelko
John P. Cunningham                     Group Sales and Distribution, NAAG
Chief Financial Officer
                                       Stephen F. Holmes
Jeff M. Fettig                         Group Manufacturing and
President, Whirlpool Europe, B.V.      Technology Development, CTO

Robert Frey                            Daniel F. Hopp
Chairman of the Board                  General Counsel and Secretary
and Chief Executive Officer,
Whirlpool Asia                         Halvar Johansson
                                       Group Manufacturing and
Ralph F. Hake                          Technology, WEBV
North American Appliance Group
                                       Kenneth W. Kaminski
Ronald L. Kerber                       Small Appliance Business Unit
Chief Technology Officer
                                       James E. LeBlanc
P. Daniel Miller                       Chairman of the Board, President
Latin American Appliance Group         and Chief Executive Officer,
                                       Whirlpool Financial Corporation
Senior Officers
---------------                        Ivan Menezes
Vice Presidents                        Group Marketing, WEBV

J. C. Anderson                         Rudy Provoost
Group Manufacturing and                Group Sales, WEBV
Technology, NAAG
                                       Michael D. Thieneman
Roy V. Armes                           Global Procurement Operations, CTO
Group Manufacturing and
Technology, WAAG                       Robert G. Thompson
                                       Controller
Bradley J. Bell
Treasurer                              David W. Williams
                                       Group Marketing, NAAG

                                 -- page 59 --

1995   ELEVEN-YEAR CONSOLIDATED STATISTICAL REVIEW

 (millions of dollars except share and employee data)

                               - 1995 -    - 1994 -   - 1993 -   - 1992 -    - 1991 -   - 1990 -   - 1989 -   - 1988 -
======================================================================================================================
Consolidated Operations
-----------------------
Net sales                       $ 8,163     $ 7,949    $ 7,368    $ 7,097     $ 6,550   $ 6,424     $6,138     $ 4,306
Financial services                  184         155        165        204         207       181        136         107

 Total revenues                 $ 8,347     $ 8,104    $ 7,533    $ 7,301     $ 6,757   $ 6,605     $6,274     $ 4,413
----------------------------------------------------------------------------------------------------------------------
Operating profit                $   396     $   397    $   482    $   479     $   393   $   349     $  411     $   261
Earnings from continuing
 operations before income
 taxes and other items          $   242     $   292    $   375    $   372     $   304   $   220     $  308     $   233
Earnings from continuing
 operations before
 accounting change (1)          $   209     $   158    $   231    $   205     $   170   $    72     $  187     $   161
Net earnings (2)                $   209     $   158    $    51    $   205     $   170   $    72     $  187     $    94

Net capital expenditures        $   480     $   418    $   309    $   288     $   287   $   265     $  208     $   166
Depreciation                    $   282     $   246    $   241    $   275     $   233   $   247     $  222     $   143
Dividends                       $   100     $    90    $    85    $    77     $    76   $    76     $   76     $    76
----------------------------------------------------------------------------------------------------------------------
Consolidated Financial
 Position
----------------------
Current assets                  $ 3,541     $ 3,078    $ 2,708    $ 2,740     $ 2,920   $ 2,900     $2,889     $ 1,827
Current liabilities             $ 3,829     $ 2,988    $ 2,763    $ 2,887     $ 2,931   $ 2,651     $2,251     $ 1,374
Working capital                 $  (288)    $    90    $   (55)   $  (147)    $   (11)  $   249     $  638     $   453
Property, plant and
 equipment--net                 $ 1,779     $ 1,440    $ 1,319    $ 1,325     $ 1,400   $ 1,349     $1,288     $   820
Total assets                    $ 7,800     $ 6,655    $ 6,047    $ 6,118     $ 6,445   $ 5,614     $5,354     $ 3,410
Long-term debt                  $   983     $   885    $   840    $ 1,215     $ 1,528   $   874     $  982     $   474
Total debt-appliance
 business                       $ 1,635     $   965    $   850    $ 1,198     $ 1,330   $ 1,026     $1,125     $   441
Stockholders' equity            $ 1,877     $ 1,723    $ 1,648    $ 1,600     $ 1,515   $ 1,424     $1,421     $ 1,321
----------------------------------------------------------------------------------------------------------------------
Per Share Data
--------------
Earnings from continuing
 operations
 before accounting change       $  2.80     $  2.10    $  3.19    $  2.90     $  2.45   $   1.04    $  2.70    $  2.33
Net earnings                    $  2.80     $  2.10    $  0.67    $  2.90     $  2.45   $   1.04    $  2.70    $  1.36
Dividends                       $  1.36     $  1.22    $  1.19    $  1.10     $  1.10   $   1.10    $  1.10    $  1.10
Book value                      $ 25.08     $ 22.83    $ 22.80    $ 22.67     $ 21.78   $  20.51    $ 20.49    $ 19.06
Closing Stock Price -- NYSE     $53 1/4     $50 1/4    $66 1/2    $44 5/8     $38 7/8   $ 23 1/2    $    33    $24 3/4


Consolidated Operations
-----------------------
                               - 1987 -    - 1986 -    - 1985 -
                               ================================
Net sales                       $4,104      $3,928     $  3,465
Financial services                  94          76           67

 Total revenues                 $4,198      $4,004     $  3,532

Operating profit                $  296      $  326     $    295
Earnings from continuing
 operations before income
 taxes and other items          $  280      $  329     $    321
Earnings from continuing
 operations before
 accounting change (1)          $  187      $  202     $    182
Net earnings (2)                $  192      $  200     $    182

Net capital expenditures        $  223      $  217     $    178
Depreciation                    $  133      $  120     $     89
Dividends                       $   79      $   76     $     73
----------------------------------------------------------------
Consolidated Financial
 Position
----------------------
Current assets                  $ 1,690     $ 1,654    $  1,410
Current liabilities             $ 1,246     $ 1,006    $    781
Working capital                 $   444     $   648    $    629
Property, plant and
 equipment--net                 $   779     $   677    $    514
Total assets                    $ 3,137     $ 2,856    $  2,207
Long-term debt                  $   367     $   298    $    125
Total debt-appliance
 business                       $   383     $   194    $     64
Stockholders' equity            $ 1,304     $ 1,350    $  1,207
----------------------------------------------------------------
Per Share Data
--------------
Earnings from continuing
 operations
 before accounting change       $  2.61     $  2.72    $    2.49
Net earnings                    $  2.68     $  2.70    $    2.49
Dividends                       $  1.10     $  1.03    $    1.00
Book value                      $ 18.83     $ 18.21    $   16.46
Closing Stock Price -- NYSE     $24 3/8     $33 7/8    $24 11/16

                                  - page 60 -

(millions of dollars except share
and employee data)                          - 1995 -   - 1994 -   - 1993 -   - 1992 -    - 1991 -   - 1990 -   - 1989 -   - 1988 -
===================================================================================================================================
-----------------------------------------------------------------------------------------------------------------------------------
Key Ratios
----------
Operating profit margin                        4.7%       4.9%       6.4%       6.6%        5.8%       5.3%       6.6%       5.9%
Pre-tax margin (3)                             2.9%       3.6%       5.0%       5.1%        4.5%       3.3%       4.9%       5.3%
Net margin (4)                                 2.5%       2.0%       3.1%       2.8%        2.5%       1.1%       3.0%       3.6%
Return on average stockholders' equity (5)    11.6%       9.4%      14.2%      13.1%       11.6%       5.1%      13.7%      12.3%
Return on average total assets (6)             3.0%       2.8%       4.0%       3.3%        2.9%       1.4%       4.9%       4.9%
Current assets to current liabilities          0.9        1.0        1.0        0.9         1.0        1.1        1.3        1.3
Total debt-appliance business
 as a percent of invested capital (7)         43.3%      34.4%      31.6%      41.7%       46.1%      37.6%      39.2%      20.5%
Price earnings ratio                          19.0       23.9       20.8       15.4        15.9       22.6       12.2       18.2
Fixed charge coverage (8)                      2.5        3.0        3.2        2.6         2.3        1.8        2.7        3.5
-----------------------------------------------------------------------------------------------------------------------------------
Other Data
----------
Number of common shares
 outstanding (in thousands):
   Average                                  74,827     75,490     72,272     70,558      69,528     69,443     69,338     69,262
   Year-end                                 74,081     73,845     73,068     70,027      69,640     69,465     69,382     69,289
Number of stockholders (year-end)           11,686     11,821     11,438     11,724      12,032     12,542     12,454     12,521
Number of employees (year-end)              45,435     39,016     39,590     38,520      37,886     36,157     39,411     29,110
Total return to shareholders
 (five year annualized) (9)                   20.8%      12.0%      25.8%      17.0%        6.7%       2.8%      11.3%       4.4%

                                            - 1987 -    - 1986 -   - 1985 -
===========================================================================
---------------------------------------------------------------------------
Key Ratios
----------
Operating profit margin                        7.1%       8.1%       8.4%
Pre-tax margin (3)                             6.6%       8.2%       9.1%
Net margin (4)                                 4.4%       5.0%       5.1%
Return on average stockholders' equity (5)    14.1%      15.8%      15.8%
Return on average total assets (6)             6.2%       8.0%       9.1%
Current assets to current liabilities          1.4        1.6        1.8
Total debt-appliance business
 as a percent of invested capital (7)         19.3%        --        2.8%
Price earnings ratio                           9.1       12.5        9.9
Fixed charge coverage (8)                      5.4        7.7       10.7
--------------------------------------------------------------------------
Other Data
----------
Number of common shares
 outstanding (in thousands):
   Average                                  71,732     73,831     73,285
   Year-end                                 69,232     74,128     73,325
Number of stockholders (year-end)           12,128     11,297     11,668
Number of employees (year-end)              30,301     30,520     25,573
Total return to shareholders
 (five year annualized) (9)                    6.2%      26.8%      26.6%

(1) Accounting changes: 1993 -- Accounting for postretirement benefits other than pensions, 1987 -- Accounting for income taxes and 1986 -- Accounting for pensions.
(2) The Company's kitchen cabinet business was discontinued in 1988.
(3) Earnings from continuing operations before income taxes and other items, as a percent of revenue.
(4) Earnings from continuing operations before accounting change, as a percent of revenue.
(5) Earnings from continuing operations before accounting change divided by average stockholders' equity.
(6) Earnings from continuing operations before accounting change, plus minority interest, divided by average total assets.
(7) Debt less cash and equivalents divided by debt, stockholders' equity and minority interests less cash and equivalents.
(8) Ratio of earnings from continuing operations (before income taxes, accounting change and interest expense) to interest expense.
(9) Stock appreciation plus reinvested dividends.

                                  - page 61 -