Form 10-K405, Exhibit 13
period 1996-12-31
WHIRLPOOL CORP /DE/
filed 1997-03-21
CIK 106640

                      Management's Discussion & Analysis
                      ----------------------------------




Results of Operations

     The consolidated statements of earnings summarize operating results for the last three years. This section of Management's Discussion & Analysis highlights main factors affecting changes in operating results during the three-year period.
     The accompanying consolidated financial statements include supplemental consolidating data reflecting the company's investment in Whirlpool Financial Corporation (WFC) on an equity basis rather than as a consolidated subsidiary. Management believes this presentation provides more meaningful information about the major home appliance and financial services businesses.

Revenues

     Revenues were $8.7 billion in 1996, an increase of 4% over 1995. Excluding currency fluctuations, revenues were up 5% year over year due to the impact of increased volume, partially offset by unfavorable brand and product mix. North American unit volumes were up 2% over 1995, in an industry that was up nearly 5%. North American sales were up 4% due to a combination of higher pricing and volume and improved product mix. North American industry shipments are expected to be down about 3% in 1997. European unit volumes were up 11% over 1995 while the industry was down nearly 2%. European sales were up 3% compared to 1995, and were up 5% excluding currency fluctuations. Partially offsetting the impact of volume increases on sales growth were unfavorable brand and product mix, as consumer preference continued the trend toward lower-priced brands and products, without any substantial price increases during the year. European industry shipment growth is expected to be flat in 1997. Financial services revenues were up 3% in 1996 primarily reflecting growth in WFC's inventory financing portfolio, partially offset by contraction of the consumer financing and aerospace portfolios.

     Revenues were $8.3 billion in 1995, an increase of 3% over 1994. Excluding currency fluctuations, revenues were flat from year to year with the impact of increased volume offset by unfavorable brand and product mix. North American sales were up 1% due primarily to selective price increases, partially offset by unfavorable brand and product mix. North American unit volumes were virtually identical to those from 1994, although the regional home-appliance industry slipped by more than 1%. European revenues were up 2% compared to 1994. Excluding currency fluctuations, revenues were off 8% due primarily to a 2% decline in unit volumes and unfavorable brand and product mix. Volumes were hurt by weak demand across the region, particularly toward the end of the year and more pronounced in Germany and France, which together account for about 40% of European sales. In addition, Europe saw a slight erosion of its market share following a major sales-force reorganization. Financial services revenues were up 19% in 1995 as WFC continued to expand its core inventory and consumer financing businesses.

Expenses

     Gross margin percentage on product sales deteriorated 1% in 1996 compared to 1995 as the North American margin improvement of 1%, stemming from improved product mix and higher pricing, was more than offset by a 5% European margin deterioration. European margins reflect customers shifting to lower margin brands and products, unfavorable currency fluctuations, delays in achieving cost targets on new products and stagnant pricing in the marketplace.

     Gross margin percentage on product sales deteriorated almost 2% in 1995 compared to 1994. North American margins declined about 2% in 1995 due to higher material and component costs, start-up costs associated with the production of redesigned midsize refrigerators and the difficult economic climate in Mexico, partially offset by price increases. European margins were down 1% in 1995 due to lower volumes and reduced production levels, combined with sharply higher material and component costs and an industry shift to lower-priced products, partially offset by productivity improvements, continued expense control, benefits of restructuring and currency translation.

     Appliance selling and administrative expenses as a percent of net sales decreased slightly in 1996 compared to 1995. The expense percentage in North America decreased slightly from last year, while the European expense percentage declined 1% in 1996 primarily due to reduced selling costs, tight control over other spending. Europe also benefited from cost reductions stemming from its restructuring efforts executed during 1995. WFC selling and administrative expenses as a percent of financial services revenue increased 2% due primarily to increased provisions for the aerospace portfolio.
     Appliance selling and administrative expenses as a percent of net sales was higher by nearly 1% in 1995 compared to 1994. The North American expense percentage was down slightly in 1995 due to cost reduction initiatives and lower compensation costs. After excluding currency translation impact, European expenses were down compared to last year reflecting expense control efforts and benefits of restructuring. However, European expenses as a percent of net sales were up almost 2% in 1995 primarily due to decreased sales after excluding currency translation effects. Both 1995 and 1994 were affected by increased strategic spending to expand the company's presence in Asia. WFC selling and administrative expenses as a percent of financial services revenue were down nearly 1% as WFC successfully executed its strategy of supporting the inventory and consumer finance business.
     WFC's financial services interest expense as a percent of the related revenue was essentially flat compared to 1995; however, it was up in 1995 compared to 1994 due to higher interest rates in 1995.
     Restructuring costs of $30 million in 1996 consist of charges to streamline a North American refrigeration operation, transfer Asian research and development to manufacturing locations and regional technology centers and relocate the Asian headquarters function to Hong Kong. The restructuring is expected to improve the company's long-term cost competitiveness and profitability in the North American refrigeration market and in Asia, with annual cost savings of $37 million when fully implemented. Refer to Note 10 to the accompanying consolidated financial statements.
     In the third quarter of 1994, the company sold its minority interest in Matsushita Floor Care Company (MFCC), a vacuum cleaner manufacturer, resulting in a $26 million pretax gain. The company also sold its European compressor operation in the second quarter of 1994 resulting in a $34 million pretax gain. Refer to "Cash Flows - Investing Activities."
     Restructuring costs of $250 million for 1994 consist of charges to consolidate and reorganize the company's European sales, marketing and support functions to better serve dealers by trade channel rather than by country; rationalize European customer services and manufacturing operations; close two North American manufacturing facilities; and further consolidate and rationalize other North American operations. Refer to Note 10 to the accompanying consolidated financial statements.

Other Income and Expense

     Consolidated interest and sundry expense for 1996 was down slightly compared to 1995 due to a gain on the disposal of investments, while the change from 1995 to 1994 primarily reflects foreign currency losses. However, the overall impact of currency fluctuations in 1995 was not significant due to offsetting foreign currency gains reported elsewhere in the statement of earnings.
     Appliance business interest expense increased significantly in both 1996 and 1995 from the prior year due to higher borrowing levels (refer to "Cash Flows - Financing Activities") and higher interest rates.

Income Taxes

     The consolidated effective tax rate was 62% in 1996 compared to 41% in 1995 and 60% in 1994 (57% and 40%, excluding the effect of restructuring and business dispositions, in 1996 and 1994). The higher effective tax rate in 1996 compared to 1995 is primarily due to higher unbenefited losses in Asia, the relatively larger impact permanent items have on the effective tax rate because of lower net earnings and an unfavorable mix of pretax earnings and losses by country, partially offset by tax credits relating to prior years. The increase in the provision in 1995 compared to 1994, excluding the effect of restructuring and business dispositions, is primarily due to

                      Management's Discussion & Analysis
                      ----------------------------------

the relatively larger impact permanent items have on the effective tax rate because of lower net earnings nearly offset by favorable settlements of prior year tax returns. The effective rate in 1994 reflects the impact of the 1994 restructuring charge, for which a full tax benefit was not recognized, and a 1994 tax charge associated with the sale of the European compressor operation partially offset by a 1994 tax benefit associated with the sale of MFCC. Refer to Note 11 to the accompanying consolidated financial statements.

Earnings before Equity Earnings and Other Items

     Earnings before equity earnings and other items were $49 million, $142 million and $116 million in 1996, 1995 and 1994. Excluding the impact of restructuring and business dispositions, earnings before equity earnings and other items were $68 million, $142 million and $290 million in 1996, 1995 and 1994.

Equity in Affiliated Companies

     Equity earnings were $93 million, $72 million and $59 million in 1996, 1995 and 1994.
     The company's Brazilian affiliates generated equity earnings of $92 million, $70 million and $39 million in 1996, 1995 and 1994, reflecting significant on-going growth in the Brazilian appliance industry in 1996 and 1995, driven by improved availability of consumer credit and lower interest rates. Results in 1995 were also favorably affected by certain nonrecurring tax benefits, including $17 million of excise tax credits and the consequences of the May 1994 merger of two of the Brazilian affiliates, Brastemp S.A. and Consul S.A., into a new entity, Multibras S.A. The merger resulted in operating efficiencies as an outcome of consolidating selling and administrative functions, improving utilization of prior year tax losses and more flexibility managing brands and products.
     The company's Mexican affiliate equity losses were $3 million in 1996 as compared to break-even equity earnings in 1995 and equity earnings of $16 million in 1994. Equity earnings or losses included foreign exchange gains from devaluation of the Mexican peso of $3 million, $25 million and $12 million in 1996, 1995 and 1994. Offsetting the significant reduction in foreign exchange gain in 1996, compared to 1995, were higher shipment volumes, in spite of Mexican industry declines, lower financing costs stemming from the mid-1996 debt refinancing and tax benefits relating to prior years. In 1995, reduced shipments and higher financing costs resulting from difficult economic conditions in Mexico were partially offset by cost reductions and translation gains.
     Economic volatility and changes in government economic policy (including those affecting exchange rates and tariffs) continue to affect consumer purchasing power and the appliance industry as a whole in Mexico, Brazil and the entire Latin American region.

Net Earnings

     In 1996, the company recorded an after-tax restructuring charge of $19 million or $.25 per share.
     In 1994, the company recorded an after-tax restructuring charge of $192 million or $2.54 per share. Business dispositions in 1994 resulted in an after-tax gain of $18 million or $.24 per share.
     Absent all restructuring and business dispositions, net earnings were $175 million, $209 million and $332 million in 1996, 1995 and 1994. Corresponding earnings per share were $2.33, $2.80 and $4.40 in 1996, 1995 and 1994.

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

     Cash provided by operating activities was $555 million, $377 million and $449 million in 1996, 1995 and 1994. The increase in 1996 from the prior year is primarily due to favorable changes in working capital and other operating accounts and lower restructuring spending, partially offset by lower earnings. The decrease in 1995 from the prior year is due primarily to lower earnings, excluding the 1994 effects of restructuring, and business dispositions and 1995 restructuring spending partially offset by favorable accounts receivable performance.

Investing Activities

     The principal recurring investing activities are property additions and investments in and collection of financing receivables and leases. Net property additions were $336 million, $483 million and $418 million in 1996, 1995 and 1994. These expenditures were primarily for equipment and tooling related to product improvements, more efficient production methods and equipment replacement for normal wear and tear. Investment in the financial services business resulted in $265 million of net WFC financing receivables originated in 1996 compared to $256 million in 1995 and $18 million of net cash receipts in 1994.
     In 1994, the company began construction of a new $100 million cooking products facility in Tulsa, Okla., to manufacture freestanding gas and electric ranges for the North American appliance market. The facility was completed as planned and began manufacturing product in April 1996.
     Refer to Note 2 to the accompanying consolidated financial statements for discussion of business dispositions and acquisitions during the last three years.

Financing Activities

     Dividends to shareholders totaled $101 million, $100 million and $90 million in 1996, 1995 and 1994.
     The company's net borrowings increased by $158 million in 1996, excluding currency translation and $25 million of borrowings assumed in acquisitions, primarily to fund property additions and origination of financing receivables. The increase included a $244 million issuance of 7 3/4% debentures maturing in 2016.
     During 1996, WFC issued $25 million of preferred stock with the proceeds used to reduce commercial paper. Refer to Note 6 to the accompanying consolidated financial statements.
     The company's borrowings increased by $747 million in 1995, excluding currency translation and $50 million of borrowings assumed in acquisitions, primarily to fund property additions, origination of financing receivables and Asian acquisitions.
     In December 1994, the company announced plans to repurchase up to 5% of the outstanding shares of common stock. The treasury shares will be used in employee stock-option, retirement and other compensation programs and for general corporate purposes. Through the end of December 1996, the company had repurchased approximately 966,000 shares for $51 million.
     The company reduced borrowings by $33 million in 1994 primarily due to the continued liquidation of WFC's commercial lending portfolio.

Financial Condition and Other Matters

The financial position of the company remains strong as evidenced by the December 31, 1996 balance sheet. The company's total assets are $8.0 billion and stockholders' equity is $1.9 billion.
     The overall debt to invested capital ratio at December 31, 1996 increased compared to December 31, 1995. The appliance business debt to invested capital ratio net of cash ("debt ratio") of 43% was down slightly from 1995. As of December 31, 1996, convertible notes with principal amounts of $372 million had been converted into 2.7 million shares of the company's common stock. In January 1997, the company called all remaining outstanding convertible debt, paying $113 million financed by issuing additional commercial paper. The debt ratio is also affected by European currency movements due to a combination of foreign borrowings and the company's hedging strategy related to European net assets. The 1996 financial services debt to invested capital ratio increased due to higher investment levels compared to the prior year. The company's debt continues to be rated investment grade by Moody's Investors Service Inc., Standard and Poor's and Duff & Phelps.
     Various European currency swaps and forward contracts serve as a hedge of net foreign currency cash flows and also hedge a portion of the company's European net assets. Changes in the value of the swaps and forward contracts due to movements in exchange rates are included in the currency translation component of stockholders' equity if they relate to the European net asset hedge or otherwise in other income (expense). Refer to Notes 1 and 7 of the accompanying consolidated financial statements for further description of the company's hedging strategies and use of financial derivatives.
     WFC's financing portfolio by business segment is as follows:

December 31 (millions of dollars)          1996                   1995
-------------------------------------------------------------------------------
Inventory                            $ 1,215      58%      $   857      46%
Aerospace                                361      17           411      22
Consumer                                 474      23           531      29
Other                                     55       2            59       3
-------------------------------------------------------------------------------
                                      $2,105     100%       $1,858     100%
-------------------------------------------------------------------------------


     The aerospace portfolio is generally secured by newer (stage III) aircraft on lease to various international airlines. Although the commercial airline industry seems to be stabilizing, the near-term outlook remains uncertain. Management believes the aerospace portfolio carrying value is appropriate. The company is continuing to phase out of aerospace lending activities.
     The financial services industry is very competitive and various leasing companies, financial institutions and finance companies operate in the same markets as WFC. Refer to Notes 1 and 3 of the accompanying consolidated financial statements for a further description of WFC's business.
     The company has external sources of capital available and believes it has adequate financial resources and liquidity to meet anticipated business needs and to fund future growth opportunities such as new products, acquisitions and joint ventures.

Business Unit Revenues and Operating Profit

     The following appliance business (WFC on an equity basis) data are presented as supplemental information:

Net Sales by Business Unit were as follows:

                                                                    Increase/
Year ended December 31 (millions of dollars)  1996        1995     (Decrease)
-------------------------------------------------------------------------------
North America                                $5,310      $5,093   $ 217     4%
Europe                                        2,494       2,428      66     3
Asia                                            461         376      85    23
Latin America                                   268         271      (3)   (1)
Other                                           (10)         (5)     (5) (100)
-------------------------------------------------------------------------------
Total Appliance Business                     $8,523      $8,163   $ 360     4%
-------------------------------------------------------------------------------

Operating Profit by Business Unit was as follows:

                                                                     Increase/
Year ended December 31 (millions of dollars)  1996        1995      (Decrease)
-------------------------------------------------------------------------------
North America                               $  537       $  445    $  92    21 %
Europe                                         (13)          92     (105) (114)
Asia                                           (70)         (50)     (20)  (40)
Latin America                                   12           26      (14)  (54)
Restructuring                                  (30)          --      (30)  N/M
Other                                         (158)        (147)     (11)   (7)
-------------------------------------------------------------------------------
Total Appliance Business                    $  278       $  366    $ (88)  (24)%
-------------------------------------------------------------------------------

     For commentary regarding performance in North America, Europe and restructuring, refer to "Results of Operations." Latin American sales and operating profit do not include the activities of Brazilian affiliates, which are included in equity in affiliated companies and discussed in "Results of Operations." Other consists of corporate expenses and eliminations.

     The significant increase in Asian sales over 1995 was driven by higher unit volumes from a full year of activity associated with prior year's acquisitions and new joint ventures. The operating losses in the Asian region were higher than those sustained in the prior periods as the region continues to solve marketing and distribution issues primarily in China.

     Latin American sales declined slightly from 1995 reflecting continued economic stagnation, a tight credit situation limiting customer and retailer financing resources in Argentina and economic decline in many other key regional markets. The operating profit decline in Latin America reflects these economic conditions as well as the termination of certain distributors.

                              Revenue Information
                              -------------------


Year ended December 31 (millions of dollars)   Percent   1996     1995    1994
--------------------------------------------------------------------------------
Major Home Appliances

Home Laundry Appliances                          31%    $2,699   $2,593  $2,610

Home Refrigeration and
Room Air Conditioning
Equipment                                        35      3,078    3,017   2,900

Home Cooking Appliances                          16      1,379    1,321   1,258

Other Home Appliances                            16      1,367    1,232   1,181
--------------------------------------------------------------------------------
                                                 98      8,523    8,163   7,949

Financial Services                                2        173      184     155
--------------------------------------------------------------------------------
                                                100%    $8,696   $8,347  $8,104
--------------------------------------------------------------------------------

                          Consolidated Balance Sheets
                          ---------------------------

                                                                                               Supplemental Consolidating Data
                                                                                           ----------------------------------------
                                                                    Whirlpool Corporation   Whirlpool with WFC  Whirlpool Financial
                                                                       (Consolidated)       on an Equity Basis   Corporation (WFC)
December 31 (millions of dollars)                                      1996       1995       1996        1995      1996      1995
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS

Current Assets
--------------
Cash and equivalents                                                  $   129    $   149    $   102    $   125    $   27    $   24
Trade receivables, less allowances of $45 in 1996 and $39 in 1995         966      1,031        966      1,031         -         -
Financing receivables and leases, less allowances                       1,400      1,086          -          -     1,400     1,086
Inventories                                                             1,034      1,029      1,034      1,029         -         -
Prepaid expenses and other                                                188        152        196        141         6        11
Deferred income taxes                                                      95         94         95         94         -         -
----------------------------------------------------------------------------------------------------------------------------------
     Total Current Assets                                               3,812      3,541      2,393      2,420     1,433     1,121

Other Assets
------------
Investment in affiliated companies                                        513        425        523        425         -         -
Investment in WFC                                                           -          -        273        269         -         -
Financing receivables and leases, less allowances                         705        772          -          -       705       772
Intangibles, net                                                          870        931        870        931         -         -
Deferred income taxes                                                     152        153        152        153         -         -
Other                                                                     165        199        165        199         -         -
----------------------------------------------------------------------------------------------------------------------------------
                                                                        2,405      2,480      1,983      1,977       705       772

Property, Plant and Equipment
-----------------------------
Land                                                                       93         97         93         97         -         -
Buildings                                                                 731        710        731        710         -         -
Machinery and equipment                                                 3,015      2,855      2,996      2,831        19        24
Accumulated depreciation                                               (2,041)    (1,883)    (2,030)    (1,867)      (11)      (16)
----------------------------------------------------------------------------------------------------------------------------------
                                                                        1,798      1,779      1,790      1,771         8         8
----------------------------------------------------------------------------------------------------------------------------------
     Total Assets                                                     $ 8,015    $ 7,800    $ 6,166    $ 6,168    $2,146    $1,901
----------------------------------------------------------------------------------------------------------------------------------

                                                                                               Supplemental Consolidating Data
                                                                                           ----------------------------------------
                                                                    Whirlpool Corporation   Whirlpool with WFC  Whirlpool Financial
                                                                       (Consolidated)       on an Equity Basis   Corporation (WFC)
December 31 (millions of dollars)                                      1996       1995       1996        1995      1996      1995
-----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
-------------------
Notes payable                                                         $2,038     $1,939      $  585     $  709     $1,453    $1,230
Accounts payable                                                         983        977         886        896        111        81
Employee compensation                                                    226        232         220        222          6        10
Accrued expenses                                                         624        552         624        552          -         -
Restructuring costs                                                       32         70          32         70          -         -
Current maturities of long-term debt                                     119         59         119         56          -         3
-----------------------------------------------------------------------------------------------------------------------------------
     Total Current Liabilities                                         4,022      3,829       2,466      2,505      1,570     1,324

Other Liabilities
-----------------
Deferred income taxes                                                    206        234          87        114        119       120
Postemployment benefits                                                  563        517         557        517          6         -
Other liabilities                                                        161        181         161        181          -         -
Long-term debt                                                           955        983         887        870         68       113
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       1,885      1,915       1,692      1,682        193       233

Minority Interests                                                       182        179          82        104        110        75
------------------

Stockholders' Equity
--------------------
Common stock, $1 par value: 250 million shares authorized,
  81 million shares issued in 1996 and 1995                               81         81          81         81          8         8
Paid-in capital                                                          246        229         246        229         26        26
Retained earnings                                                      1,918      1,863       1,918      1,863        242       234
Unearned restricted stock                                                 (7)        (8)         (7)        (8)         -         -
Cumulative translation adjustments                                       (76)       (53)        (76)       (53)        (3)        1
Treasury stock - 6 million shares at cost in 1996 and 1995              (236)      (235)       (236)      (235)         -         -
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       1,926      1,877       1,926      1,877        273       269
-----------------------------------------------------------------------------------------------------------------------------------
     Total Liabilities and Stockholders' Equity                       $8,015     $7,800      $6,166     $6,168     $2,146    $1,901
-----------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements

                     Consolidated Statements of Cash Flows
                     -------------------------------------

                                                                                         Supplemental Consolidating Data
                                                                                  ----------------------------------------------
                                                        Whirlpool Corporation       Whirlpool with WFC      Whirlpool Financial
                                                           (Consolidated)           on an Equity Basis       Corporation (WFC)
                                                        ----------------------    ----------------------    --------------------
Year ended December 31 (millions of dollars)            1996    1995     1994     1996    1995     1994     1996    1995    1994
--------------------------------------------            ----    -----    -----    ----    -----    -----    ----    ----    ----
OPERATING ACTIVITIES
Net earnings                                            $156    $ 209    $ 158    $156    $ 209    $ 158    $ 15    $ 14    $11
Depreciation                                             318      282      272     291      253      243      27      29     29
Deferred income taxes                                    (32)      44      (28)    (31)      35      (39)     (1)      9     11
Equity in net earnings of affiliated companies,
  less dividends received                                (84)     (58)     (57)    (84)     (58)     (57)      -       -      -
Equity in net earnings of WFC, net of dividend             -        -        -      (8)     (14)     (11)      -       -      -
Gain on business dispositions                              -        -      (60)      -        -      (60)      -       -      -
Provision for doubtful accounts                           52       43       28       4        9        6      48      34     22
Amortization of goodwill                                  35       30       20      35       30       20       -       -      -
Restructuring charges, net of cash paid                  (42)    (119)     197     (42)    (117)     195       -      (2)     2
Minority interests                                       (18)       1       12     (18)       1       12       -       -      -
Changes in assets and liabilities, net of effects
  of business acquisitions and dispositions:
    Trade receivables                                     58       23     (125)     58       23     (125)      -       -      -
    Inventories                                           (7)    (111)     (72)     (7)    (111)     (72)      -       -      -
    Accounts payable                                     (21)      70      107     (21)      65      105       -       5      2
    Other--net                                           130      (37)      (3)    116      (19)       5      14     (18)    (8)
--------------------------------------------------------------------------------------------------------------------------------
  Cash Provided by Operating Activities                 $545    $ 377    $ 449    $449    $ 306    $ 380    $103    $ 71    $69
--------------------------------------------------------------------------------------------------------------------------------


                                                                                     Supplemental Consolidating Data
                                                                        ----------------------------------------------------------
                                           Whirlpool Corporation           Whirlpool with WFC             Whirlpool Financial
Year Ended December 31                        (Consolidated)               on an Equity Basis              Corporation (WFC)
(millions of dollars)                    1996       1995       1994       1996      1995      1994       1996       1995      1994
-----------------------------------------------------------------------------------------------------------------------------------

Investing Activities
--------------------
Net additions to properties            $  (336)   $  (483)   $  (418)   $ (333)   $ (477)   $ (416)   $    (3)   $    (6)   $    (2)
Financing receivables originated
  and leasing assets purchased          (4,860)    (3,613)    (3,050)        -         -         -     (4,860)    (3,613)    (3,050)
Principal payments received on
  financing receivables and leases       4,595      3,357      3,068         -         -         -      4,595      3,357      3,068
Acquisitions of businesses,
  less cash acquired                       (27)      (157)       (28)      (37)     (157)      (28)        10          -          -
Net increase (decrease) in investment
  in and advances to affiliated
  companies                                 15        (40)         -        15       (40)        -          -          -          -
Business dispositions                        -         26        124         -        26       124          -          -          -
Other                                      (32)       (25)       (35)        -         -        (9)       (32)       (25)       (26)
-----------------------------------------------------------------------------------------------------------------------------------
  Cash Used For Investing Activities      (645)      (935)      (339)     (355)     (648)     (329)      (290)      (287)       (10)

Financing Activities
--------------------
Proceeds of short-term borrowings       24,911     16,493     12,727     9,423     7,237     4,344     15,488      9,256      8,383
Repayments of short-term borrowings    (24,847)   (15,744)   (12,585)   (9,619)   (6,768)   (4,255)   (15,228)    (8,976)    (8,330)
Proceeds of long-term debt                 316        130         42       316       130       129          -          -          -
Repayments of long-term debt              (209)      (121)      (206)     (132)      (72)     (206)       (77)       (49)       (87)
Repayments of non-recourse debt            (13)       (10)       (11)        -         -         -        (13)       (10)       (11)
Dividends                                 (101)      (100)       (90)     (101)     (100)      (90)        (7)         -          -
Purchase of treasury stock                   -        (35)       (16)        -       (35)      (16)         -          -          -
Proceeds from the sale of preferred
  stock                                     25          -          -         -         -         -         25          -          -
Other                                       (2)        22         13        (4)       24        13          2         (2)         -
-----------------------------------------------------------------------------------------------------------------------------------
  Cash Provided by (Used for)
    Financing Activities                    80        635       (126)     (117)      416       (81)       190        219        (45)
-----------------------------------------------------------------------------------------------------------------------------------
  Increase (Decrease) in
    Cash and Equivalents                   (20)        77        (16)      (23)       74       (30)         3          3         14

Cash and equivalents at
  beginning of year                        149         72         88       125        51        81         24         21          7
-----------------------------------------------------------------------------------------------------------------------------------
  Cash and Equivalents at End of Year  $   129    $   149    $    72    $  102    $  125    $   51    $    27    $    24    $    21
-----------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements

                      CONSOLIDATED STATEMENTS OF EARNINGS
                      -----------------------------------

                                                                                     Supplemental Consolidating Data
                                                                           --------------------------------------------------------
                                                Whirlpool Corporation          Whirlpool with WFC           Whirlpool Financial
Year Ended December 31                             (Consolidated)               on an Equity Basis           Corporation (WFC)
(millions of dollars except per share data)    1996     1995       1994      1996       1995       1994     1996    1995     1994
------------------------------------------------------------------------------------------------------------------------------------
REVENUES
Net sales                                    $8,523    $8,163    $7,949     $8,523     $8,163     $7,949    $   -   $    -  $    -
Financial services                              173       184       155          -          -          -       224     219     184
------------------------------------------------------------------------------------------------------------------------------------
                                              8,696     8,347     8,104      8,523      8,163      7,949       224     219     184
EXPENSES
Cost of products sold                         6,623     6,245     5,952      6,623      6,245      5,952         -       -       -
Selling and administrative                    1,637     1,609     1,490      1,557      1,521      1,415       131     123     104
Financial services interest                      71        66        51          -          -          -        81      79      63
Intangible amortization                          35        31        24         35         31         24         -       -       -
Gain on dispositions                              -         -       (60)         -          -        (60)        -       -       -
Restructuring costs                              30         -       250         30          -        248         -       -       2
------------------------------------------------------------------------------------------------------------------------------------
                                              8,396     7,951     7,707      8,245      7,797      7,579       212     202     169
    OPERATING PROFIT                            300       396       397        278        366        370        12      17      15

OTHER INCOME (EXPENSE)
Interest and sundry                              (5)      (13)        9        (23)       (23)         3        18      11       8
Interest expense                               (165)     (141)     (114)      (155)      (129)      (104)        -       -       -
------------------------------------------------------------------------------------------------------------------------------------
    EARNINGS BEFORE INCOME TAXES
      AND OTHER ITEMS                           130       242       292        100        214        269        30      28      23

Income taxes                                     81       100       176         70         90        169        11      10       7
------------------------------------------------------------------------------------------------------------------------------------
    EARNINGS BEFORE EQUITY EARNINGS
      AND MINORITY INTERESTS                     49       142       116         30        124        100        19      18      16

Equity in WFC                                     -         -         -         15         14         11         -       -       -
Equity in affiliated companies                   93        72        59         93         72         59         -       -       -
Minority interests                               14        (5)      (17)        18         (1)       (12)       (4)     (4)     (5)
------------------------------------------------------------------------------------------------------------------------------------
    NET EARNINGS                             $  156    $  209    $  158     $  156     $  209     $  158    $   15  $   14  $   11
------------------------------------------------------------------------------------------------------------------------------------
Per share of common stock:
  Net earnings                               $ 2.08    $ 2.80    $ 2.10
  Cash dividends                             $ 1.36    $ 1.36    $ 1.22
Average number of common shares
  and equivalents outstanding (millions)       75.1      74.8      75.5

See notes to consolidated financial statements

                  Notes to Consolidated Financial Statements
                  ------------------------------------------


(1) Summary of Principal Accounting Policies

     Nature of Operations: Whirlpool Corporation is the world's leading manufacturer and marketer of major home appliances. The company manufactures in 13 countries on five continents and markets products to distributors and retailers in about 140 countries. Whirlpool Financial Corporation (WFC), a consolidated subsidiary, provides diversified financial services to businesses and consumers in the Americas, Europe and Asia. Financial products include inventory financing services for retailers and distributors that market products manufactured by the company and various other manufacturers, and consumer financing services for retail sales by retailers.

      Principles of Consolidation: The consolidated financial statements include all majority-owned subsidiaries. Investments in affiliated companies are accounted for by the equity method. Intercompany transactions and amounts between Whirlpool and WFC included in the supplemental consolidating data have been eliminated in the consolidated financial statements. The eliminations relate primarily to intercompany financing, interest and leasing transactions.

      Use of Estimates: Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      Revenue Recognition: Sales are recorded when product is shipped to distributors or directly to retailers. Refer also to "Financing Receivables and Leases."

      Cash and Equivalents: All highly liquid debt instruments purchased with a maturity of three months or less are considered cash equivalents.

      Inventories: Inventories are stated at first-in, first-out (FIFO) cost, except U.S. production inventories, which are stated at last-in, first-out
(LIFO) cost.  Costs do not exceed realizable values.

      Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation of plant and equipment is computed using the straight-line method based on the estimated useful lives of the assets.

      Intangibles: The cost of business acquisitions in excess of net tangible assets acquired is amortized on a straight-line basis principally over 40 years. Noncompete agreements are amortized on a straight-line basis over the terms of the agreements. Accumulated amortization aggregated $191 million and $166 million at December 31, 1996 and 1995. Should circumstances indicate the potential impairment of goodwill, the company would compare the carrying amount against related estimated undiscounted future cash flows to determine if a write-down to market value or discounted cash flow value is required.

      Research and Development Costs: Research and development costs are charged to expense as incurred. Such costs were $197 million, $180 million and $152 million in 1996, 1995 and 1994.

      Advertising costs: Advertising costs are charged to expense as incurred. Such costs were $127 million, $126 million and $140 million in 1996, 1995 and 1994.

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

      The allowance for losses is maintained at estimated amounts necessary to cover losses on all finance and leasing receivables based on management's assessment of various factors, including loss experience and review of problem accounts.

      Derivative Financial Instruments: The company uses derivative financial instruments to manage the economic impact of fluctuations in interest rates, foreign currency exchange rates and commodity prices. To achieve this, the company enters into interest rate and cross currency interest rate swaps, foreign currency forward contracts and options, and commodity swaps.

      The company's hedging strategy for the foreign currency exchange risk associated with its investment in Europe is based on projected foreign currency cash flows over periods up to 10 years. The company uses interest rate and cross currency interest rate swaps

                  Notes to Consolidated Financial Statements
                  ------------------------------------------


(1) Summary to Principal Accounting Policies (continued)

to effectively convert a portion of the company's U.S. dollar denominated debt into various European currencies. The company's investment in Europe and the foreign currency portion of these cross currency interest rate swaps are revalued in dollar terms each period to reflect current foreign currency exchange rates, with gains and losses recorded in the equity section of the balance sheet. To the extent that the notional amounts of these contracts exceed the company's investment in Europe, the related mark-to-market gains and losses are reflected currently in earnings. The net translation loss recognized in other income, including the gains and losses from those contracts not qualifying as hedges, was $14 million, $16 million and $3 million in 1996, 1995 and 1994. The amounts receivable from or payable to counterparties to the swaps, offsetting the gains and losses recorded in equity or earnings, are recorded in long-term debt. The company also uses domestic interest rate swaps to manage the duration and interest rate characteristics of its outstanding debt. The interest component of the swaps, which overlay a portion of the company's interest payments on outstanding debt, is not carried at fair value in the financial statements. The interest differential paid or received is recognized as an adjustment to interest expense. Gains and losses on the interest component of terminated swaps are deferred in noncurrent liabilities and amortized as an adjustment to interest expense over the remaining term of the original swap. In the event of early extinguishment of debt, any realized or unrealized gains or losses from related swaps would be recognized in income concurrent with the extinguishment.

      The company also uses foreign currency forward contracts to hedge payments due on cross currency interest rate swaps and inter-company loans and, along with foreign currency options, to hedge material purchases, intercompany shipments and other commitments. In addition, the company hedges a portion of its contractual requirements of certain commodities with commodity swaps. These contracts are not carried at fair value in the financial statements as the related gains and losses are recognized in the same period and classified in the same manner as the underlying transactions. Any gains and losses on terminated contracts are deferred in current liabilities until the underlying transactions occur.

      WFC enters into interest rate swaps, to match certain assets and liabilities in terms of duration and pricing frequency to manage margins on its financing transactions. In addition, currency swaps hedge certain foreign equity investments. The WFC swaps are accounted for the same as the company's cross currency and interest rate swaps.

      The company deals only with investment-grade counterparties to these contracts and monitors its overall credit risk and exposure to individual counterparties. The company does not anticipate non-performance by any counterparties. The amount of the exposure is generally the unrealized gains in such contracts. The company does not require, nor does it post, collateral or security on such contracts.

     Net Earnings Per Common Share: Net earnings per common share are based on the average number of shares of common stock and common stock equivalents outstanding during each year. Primary per share amounts assume, if dilutive, the exercise of stock options and vesting of restricted stock using the treasury stock method.

(2) Business Acquisitions and Dispositions

     In November 1996, the company announced an agreement to sell the compressor division and related facilities of its majority-owned Indian subsidiary, contingent upon receiving all necessary government and regulatory approvals and finalization of definitive agreements. The transaction is expected to be finalized in early 1997 at a sale price near the carrying amount of the related assets and involves a long-term supplier relationship with the purchaser, initially involving annual compressor purchases of about $25 million to $30 million.

      In October 1996, the company acquired the remaining minority interest in Whirlpool Tatramat a.s., a Slovakian washing machine manufacturer and appliance distributor, for about $4 million.

     In September 1996, the Company acquired 100% of Gentech Trading (Pty.) Ltd., a South African company, for about $27 million--$2 million of cash and $25 million of assumed debt. Renamed Whirlpool South Africa, the company manufactures refrigerators and markets manufactured and imported appliances under the Whirlpool and local KIC brand names. Gentech annual sales were about $100 million for its fiscal year 1995.

     In May 1996, two of the company's majority-owned subsidiaries in India, Kelvinator of India (KOI) and Whirlpool Washing Machines Ltd. (WWML), were merged and renamed Whirlpool of India (WOI). As part of the merger plan, the company purchased an additional interest in WWML for $12 million in April 1996, resulting in a 56% interest in the combined entity, WOI.

     During 1995, the company expanded its presence in Asia by acquiring controlling interests in three existing manufacturing companies and establishing three new joint ventures.

     In November 1995, the company acquired a majority interest in Raybo Air Conditioner Manufacturing Co., a Chinese manufacturer and marketer of air conditioners, for about $22 million in cash. In May 1995, the company acquired a majority interest in Shunde SMC Microwave Products Co. Ltd., a Chinese manufacturer and marketer of microwave ovens, for about $90 million in cash. In February 1995, the company acquired a majority interest in KOI, a manufacturer and marketer of refrigerators, for about $116 million in cash funded principally in 1995. Annual sales for fiscal year 1994 were about $20 million, $100 million and $120 million for Raybo, Shunde SMC and KOI.

     The company's new Chinese joint ventures include a $17 million majority interest in Beijing Whirlpool Snowflake Electric Appliance Co. Ltd. to produce refrigerators; a $16 million majority interest in Whirlpool Narcissus (Shanghai) Co. Ltd. to produce washing machines; and a $5 million minority interest in Beijing Embraco Snowflake Compressor Co. Ltd. to produce compressors for refrigerators and air conditioners.

     In September 1994, the company sold its minority interest in Matsushita Floor Care Co., a joint venture which manufactures and markets vacuum cleaners in the North American market. The sale resulted in cash proceeds of $44 million and a pretax gain of $26 million. The after-tax gain was $18 million or $.24 per share.

     In April 1994, the company sold its European compressor operations to one of the company's Brazilian affiliates for $106 million. The company received 75% of the selling price in cash at the closing date with the remainder received in 1995. The sale resulted in a pretax gain of $34 million but no significant gain or loss after taxes. The European compressor operation contributed gross sales of $213 million, including third-party sales of $127 million and pretax earnings of $10 million in 1993.

     In April 1994, the company made an additional $3 million investment in TVS Whirlpool Ltd. to become the majority partner in this Indian joint venture, renamed Whirlpool Washing Machines Ltd. in 1995. In February 1994, the company made an additional $3 million investment in Whirlpool Tatramat to become the majority partner in this Slovakian joint venture, and contributed $3 million for a minority interest in a joint venture with Teco Electric and Machinery Co. Ltd. to market and distribute appliances in Taiwan.

     Pro forma consolidated operating results reflecting these acquisitions and dispositions would not have been materially different from reported amounts. The acquisitions have been accounted for as purchases and their operating results have been consolidated with the company's results since the dates of acquisition.

                   Notes to Consolidated Financial Statements
                   ------------------------------------------

(3) Financing Receivables and Leases

December 31 (millions of dollars)                             1996        1995
-------------------------------------------------------------------------------
Financing receivables                                       $ 1,853    $  1,569
Financing leases                                                102         106
Operating leases and investments                                173         197
-------------------------------------------------------------------------------
                                                              2,128       1,872

Unearned income                                                 (51)        (52)
Estimated residual value                                         78          80
Allowances for doubtful accounts                                (50)        (42)
-------------------------------------------------------------------------------
                                                                (23)        (14)
-------------------------------------------------------------------------------
Total financing receivables and leases                        2,105       1,858

Less current portion                                          1,400       1,086
-------------------------------------------------------------------------------
Long-term portion                                            $  705     $   772
-------------------------------------------------------------------------------

Deferred income tax liabilities relating to financing leases were $123 million and $118 million at December 31, 1996 and 1995.

     Financing receivables and leases at December 31, 1996, include $966 million due from appliance and electronics dealers and $361 million resulting from aerospace financing transactions. These amounts are generally secured by the assets financed. Nonearning financing receivables and leases totaled $28 million and $41 million at December 31, 1996 and 1995.

     Net losses on financing receivables and leases were $40 million, $39 million and $25 million in 1996, 1995 and 1994. Financing receivables of $108 million and $112 million are considered impaired under Financial Accounting
Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a
Loan," at December 31, 1996 and 1995. Specific allowances for losses on these receivables total $29 million and $19 million at December 31, 1996 and 1995. WFC recognized $9 million and $12 million of interest income in 1996 and 1995 on these receivables.

     Financing receivables and minimum lease payments receivable at December 31, 1996, mature contractually as follows:

                                                         Financing    Financing
December 31 (millions of dollars)                        Receivables    Leases
-------------------------------------------------------------------------------
1997                                                     $  1,420       $     2
1998                                                          164             3
1999                                                          110             2
2000                                                           34             2
2001                                                            8             2
Thereafter                                                    117            91
-------------------------------------------------------------------------------
                                                         $  1,853       $   102
-------------------------------------------------------------------------------


(4) Inventories

December 31 (millions of dollars)                          1996          1995
-------------------------------------------------------------------------------
Finished products                                        $    991       $   984
Work in process                                                59            84
Raw materials                                                 213           194
-------------------------------------------------------------------------------
Total FIFO cost                                             1,263         1,262

Less excess of FIFO cost over LIFO cost                       229           233
-------------------------------------------------------------------------------
                                                         $  1,034       $ 1,029
-------------------------------------------------------------------------------

     LIFO inventories represent approximately 39% and 41% of total inventories at December 31, 1996 and 1995.

(5)  Affiliated Companies

     The company has direct voting interests, ranging from 30% to 49%, in two
Brazilian companies (Multibras S.A., and Embraco S.A.), a Mexican company
(Vitromatic S.A. de C.V.) and several other international companies principally engaged in the manufacture and sale of major home appliances or related component parts.

     Equity in the net earnings (loss) of affiliated companies, net of related taxes, is as follows:

Year ended December 31 (millions of dollars)             1996       1995       1994
------------------------------------------------------------------------------------
Brazilian Affiliates                                    $   92     $   70     $   39
Mexican affiliate                                           (3)        --         16
Other                                                        4          2          4
-------------------------------------------------------------------------------------
Total equity earnings                                   $   93     $   72     $   59
=====================================================================================
     Combined condensed financial information for all affiliated operating companies follows:

December 31 (millions of dollars)                                   1996       1995
------------------------------------------------------------------------------------
Current assets                                                     $1,365     $1,044
Other assets                                                        1,090        991
-------------------------------------------------------------------------------------
                                                                   $2,455     $2,035
=====================================================================================
Current liabilities                                                $1,795     $  673
Other liabilities                                                     380        321
Stockholders' equity                                                1,280      1,041
-------------------------------------------------------------------------------------
                                                                   $2,455     $2,035
=====================================================================================

Year ended December 31 (millions of dollars)             1996       1995       1994
------------------------------------------------------------------------------------
Net sales                                               $3,112     $2,772     $2,051
------------------------------------------------------------------------------------
Cost of products sold                                   $2,323     $2,122     $1,441
------------------------------------------------------------------------------------
Net earnings                                            $  265     $  192     $  173
-------------------------------------------------------------------------------------
Dividends and fees paid to
 Whirlpool by affiliates                                $   20     $   20     $   16
-------------------------------------------------------------------------------------

(6) Financing Arrangements

After finalizing new credit arrangements in January 1997, the company has unused credit lines of about $2.9 billion, including $1.5 billion expiring in 2002 and the remainder expiring in 1998. Generally, the banks are compensated for their credit lines by a fee and do not require formal compensating balances.

Notes payable consist of the following:

December 31 (millions of dollars)                                   1996       1995
------------------------------------------------------------------------------------
Payable to banks                                                   $  263     $  103
Commercial paper                                                    1,761      1,778
Other                                                                  14         58
-------------------------------------------------------------------------------------
                                                                   $2,038     $1,939
=====================================================================================

     The weighted average interest rate on notes payable was 6.34% and 6.17% at December 31, 1996 and 1995.

     WFC preferred stock arrangements as follows:

             Number of    Face      Annual       Mandatory        Date of
              Shares     Value     Dividend   Redemption Date    Issuance
-------------------------------------------------------------------------
Series A      400,000    $100       $5.55         9/1/1998      8/31/1993
Series B      350,000    $100       $6.55         9/1/2008      8/31/1993
Series C      250,000    $100       $6.09         2/1/2002     12/27/1996

     The preferred stockholders are entitled to vote together on a share-for-share basis with WFC's common stockholder. Preferred stock dividends are payable quarterly. At its option, WFC may redeem the Series B at any time on or after September 1, 2003, or at any earlier date for Series C. The redemption price for each series is $100 per share plus any accrued unpaid dividends and the applicable redemption premium if redeemed early. Commencing September 1, 2003, WFC must pay $1,750,000 per year to a sinking fund for the benefit of the Series B Preferred Stockholders, with a final payment of $26,250,000 due on or before September 1, 2008. There are no sinking fund requirements for the Series A or Series C Preferred Stock.

     The company and WFC are parties to a support agreement. Pursuant to the agreement, if at the close of any quarter WFC's net earnings available for fixed charges (as defined) for the preceding 12 months is less than a stipulated amount, the company is required to make a cash payment to WFC equal to the insufficiency within 60 days of the end of the quarter. The support agreement may be terminated by either WFC or the company upon 30 days notice provided that

                  Notes to Consolidated Financial Statements
                  ------------------------------------------

(6) Financing Arrangements (continued)

certain conditions are met. The company has also agreed to maintain ownership of at least 70% of WFC's voting stock.

     During 1991, the company sold $675 million in face amount of subordinated zero-coupon convertible notes and received $170 million in gross proceeds. The notes were priced to yield 7% interest to maturity. Holders may convert each $1,000 face amount of the notes into 7.237 shares of common stock. Holders may also redeem the notes for the issuance price plus accrued original issue discount at the end of 5, 10 and 15 years or upon a change in control of the company. The company may at its option elect to pay the redemption price in any combination of cash and common stock, except upon a change in control, in which case the redemption price is payable in cash. The company also has the right to call the notes at a price equal to their issuance price plus accrued original issue discount.

     In January 1997, the company paid $113 million to call the outstanding subordinated zero-coupon convertible notes resulting in an insignificant loss on extinguishment. The call payment was financed through issuance of additional commercial paper. At redemption, an aggregate principal amount of $372 million had been converted into 2.7 million shares of the company's common stock.

     Long-term debt consists of the following:

                                                        Interest
December 31 (millions of dollars)       Maturity          Rate         1996    1995
------------------------------------------------------------------------------------
Debentures                          2008 and 2016     7.8 and 9.1%   $  368   $  125
Senior notes                        2000 and 2003     9.0 and 9.5       400      424
Medium term notes                   1999 and 2006     8.9 to 9.1         25       72
Subordinated convertible notes           2011             7.0           113      105
Mortgage notes                      1997 to 2012      6.3 and 6.6        67       61
Other                                                                   101      255
------------------------------------------------------------------------------------
                                                                      1,074    1,042
Less current maturities                                                 119       59
------------------------------------------------------------------------------------
                                                                     $  955   $  983
====================================================================================

     Annual maturities of long-term debt in the next five years are $119 million, $39 million, $25 million, $227 million and $25 million in 1997 through 2001.

     The company paid interest on short-term and long-term debt totaling $228 million, $232 million and $162 million in 1996, 1995 and 1994.

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

     The carrying amounts and fair values of financial instruments for which the fair value does not approximate the liability carrying amount are as follow:

                                                           1996                1995
                                                     -----------------    -----------------
                                                     Carrying   Fair      Carrying   Fair
December 31 (millions of dollars)                    Amount     Value     Amount     Value
-------------------------------------------------------------------------------------------
Long-term debt (including
 current portion)                                    $1,053     $1,118    $  919     $1,021
Derivative financial
 instruments (notional
 amounts indicated):
  Hedges of net investment in
   Europe including converted
   debt:
    Interest rate and cross
     currency interest rate swaps
     ($1,506 million and
     $1,624 million in 1996 and 1995)                    21        110       123        210
    Foreign currency forward
     contracts ($1 million and
     $9 million in 1996 and 1995)                         -          -         -          -
    Domestic interest rate swaps
     ($240 million in 1996)                               -         (1)        -          -
   Transaction hedges:
    Foreign currency forward
     contracts ($950 million and
     $514 million in 1996 and 1995)                       -          -         -          3
    Foreign currency options
     ($149 million in 1995)                               -          -         -         (4)
    Hedges with commodity swaps
     ($35 million and $25 million
     in 1996 and 1995)                                    -          -         -          1
    WFC interest rate and cross
     currency swaps ($44 million
     and $33 million in 1996
     and 1995)                                            -          -         -          2
-------------------------------------------------------------------------------------------
Total long-term debt                                 $1,074     $1,227    $1,042     $1,233
-------------------------------------------------------------------------------------------

     At December 31, 1996, interest rate and cross currency interest rate swaps effectively convert $876 million of U.S. dollar denominated debt into European currency denominations ($468 million - German marks, $319 million - French francs, $39 million - Swiss francs and $50 million - British pounds). About one-half of this converted debt has floating rates and the other half has fixed rates. Floating rates received range from LIBOR less .9% to LIBOR, and floating rates paid range from local currency LIBOR to local currency LIBOR plus 3.25%. Fixed rates received range from 3.55% to 7.20%, and fixed rates paid range from 5.13% to 9.25%. The swaps mature within 10 years.

     At December 31, 1996, domestic interest rate swaps effectively convert $240 million of fixed rate debt into floating rate debt. Fixed rates received range from 6.99% to 7.21%. Floating rates are LIBOR. The domestic interest rate swaps mature within five years.

     At December 31, 1996, WFC interest rate swaps effectively convert $39 million of floating rate debt into fixed rate debt, as well as convert $5 million of U.S. dollar denominated debt into Canadian currency denomination. Floating rates received are based on LIBOR or commercial paper rates, and fixed rates paid range from 6.33% to 9.31%. The WFC swaps mature within five years.

     Foreign currency forward contracts mature within one day to two years and involve principally European and North American currencies. Copper commodity swaps mature within two years.

(8) Stockholders' Equity

In addition to its common stock, the company has 10 million authorized shares of preferred stock (par value $1 per share), none of which is outstanding.

     Consolidated retained earnings at December 31, 1996 included $313 million of equity in undistributed net earnings of affiliated companies.

     The cumulative translation component to stockholders' equity represents the effect of translating net assets of the company's inter-

                  Notes to Consolidated Financial Statements
                  ------------------------------------------

(8) Stockholders' Equity (continued)

national subsidiaries offset by related hedging activity net of tax. Conversion of notes, stock option transactions and restricted stock grants account for the changes in paid-in capital.

     One Preferred Stock Purchase Right (Rights) is outstanding for each share of common stock. The Rights, which expire May 23, 1998, will become exercisable 10 days after a person or group either becomes the beneficial owner of 20% or more of the common stock or commences a tender or exchange offer that would result in such person or group beneficially owning 25% or more of the outstanding common stock. Each Right entitles the holder to purchase from the company one newly issued unit consisting of one one-hundredth of a share of Series A Participating Cumulative Preferred Stock at an exercise price of $100, subject to adjustment.

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

     The company will be entitled to redeem the Rights in whole, but not in part, at $.05 per Right at any time prior to the expiration of a 10-day period (subject to extension) following public announcement of the existence of a 20% holder or of a 25% or more tender offer. Until such time as the Rights become exercisable, the Rights have no voting or dividend privileges and are attached to, and do not trade separately from, the common stock.

    At December 31, 1996, one million preferred shares were reserved for future exercise of Stock Purchase Rights.

(9) Stock Option and Incentive Plans

     The company's stock option and incentive plan permits the grant of stock options and other stock awards covering up to 9.4 million shares to key employees of the company and its subsidiaries, of which 3.4 million shares are available for grant at December 31, 1996. The plan authorizes the grant of both incentive and nonqualified stock options and, further, authorizes the grant of stock appreciation rights and related supplemental cash payments independently of or with respect to options granted or outstanding. Stock options generally have 10-year terms and vest and become fully exercisable over a three year period after date of grant. An Executive Stock Appreciation and Performance Program (ESAP), a Restricted Stock Value Program (RSVP) and a Career Stock Program (CSP) have been established under the plan. Performance awards under ESAP and RSVP are generally earned over multiyear time periods upon the achievement of certain performance objectives or upon a change in control of the company. CSP awards are earned at specified dates during a participant's career with the company or upon change in control of the company, ESAP awards are payable in cash, common stock or a combination thereof when earned. RSVP grants restricted shares which may not be sold, transferred or encumbered until the restrictions lapse. CSP grants phantom stock awards which are redeemable for shares of the company's common stock upon the recipient's retirement after attaining age 60 and subject to certain noncompetition provisions. Outstanding restricted and phantom shares totaled 984,400 with a weighted-average grant-date fair value of $46.84 per share at December 31, 1996 and 986,500 with a weighted-average grant-date fair value of $45.94 per share at December 31, 1995. Expenses under the plan were $3 million, $5 million and $6 million in 1996, 1995 and 1994.

     Under the Nonemployee Director Stock Ownership Plan, each nonemployee director is automatically granted 400 shares of common stock annually and is eligible for a stock option grant of 600 shares if the company's earnings meet a prescribed earnings formula. This plan provides for the grant of up to 200,000 shares as either stock or stock options, of which 147,000 shares are available for grant at December 31, 1996. The stock options vest and become exercisable six months after the date of grant. There were no significant expenses under this plan for 1996, 1995 or 1994.

     The company maintains an employee stock option plan (PartnerShare) that grants substantially all full-time U.S. employees a fixed number of stock options that vest over a three-year period and may be exercised over a 10-year period. PartnerShare authorizes the grant of up to 2.5 million shares of which 500,000 shares are available for grant at December 31, 1996.

     Stock option and incentive plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Generally, no compensation expense is recognized for stock options with exercise prices equal to the market value of the underlying shares of stock at the date of grant. Compensation expense is recognized for ESAP, RSVP and CSP awards based on the market value of the underlying shares of stock when the number of shares is determinable.

     Had stock options and incentive plans been accounted for in accordance with Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation," under which stock options are accounted for at estimated fair value, pro forma net earnings and pro forma earnings per share would not have been materially different from reported amounts.

     A summary of stock option information follows:


                                                                            1996                           1995
                                                                 ---------------------------     --------------------------
                                                                                  Weighted                       Weighted
                                                                  Number          Average         Number         Average
December 31 (thousands of shares, except per-share data          of Shares      Option Price     of Shares     Option Price
---------------------------------------------------------------------------------------------------------------------------
Outstanding at January 1                                           3,397           $43.99          3,214          $39.96
Granted                                                            1,282            50.62            723           55.75
Exercised                                                           (331)           34.06           (427)          32.65
Canceled or expired                                                 (221)           53.99           (113)          47.62
                                                                   -----                           -----
Outstanding at December 31                                         4,127           $46.31          3,397          $43.99
---------------------------------------------------------------------------------------------------------------------------
Exercisable at December 31                                         2,438           $42.43          2,307          $38.60
---------------------------------------------------------------------------------------------------------------------------
Available fair value of options
  granted during year                                                              $13.00                         $16.00
---------------------------------------------------------------------------------------------------------------------------

Of the outstanding options at December 31, 1996, 1,466,000 shares granted prior to 1993 (all of which are exercisable) have option prices ranging from $22.50 to $37.63 and a weighted-average remaining contractual life of 4.6 years, while 2,661,000 shares granted subsequent to 1992 (of which 972,000 shares are currently exercisable at a weighted-average option price of $54.74) have option prices ranging from $50.31 to $55.81 and a weighted-average remaining contractual life of 8.6 years.

(10) Restructuring Costs

Restructuring costs in 1996 and 1994 consist of the following:

December 31 (millions of dollars)                                       1996          1994
------------------------------------------------------------------------------------------
Cash costs:
Employee severance and related payments                                 $ 9           $176
Lease termination, facility disposition and
  other costs                                                             3             34
------------------------------------------------------------------------------------------
    Total cash costs                                                     12            210

Noncash costs:
Loss on disposal of facilities and equipment                              -             20
Other asset write-downs                                                  18             20
------------------------------------------------------------------------------------------
Total noncash costs                                                      18             40
------------------------------------------------------------------------------------------
                                                                        $30           $250
------------------------------------------------------------------------------------------

     In 1996, restructuring costs relate to streamlining a North American refrigerator manufacturing operation in order to achieve greater efficiencies and lower manufacturing costs for specific refrigerator models, transferring Asian research and engineering operations from the regional center to the manufacturing locations and relocating Whirlpool Asia headquarters to Hong Kong. The remaining cash costs will be paid in 1997. Pretax charges to $18 million and $12 million relate to the company's North American and Asian operations and involve the termination of about 850 employees. About one-half of the

                  Notes to Consolidated Financial Statements
                  ------------------------------------------



(10) Restructuring Costs (continued)

cash costs were paid in 1996, with the remainder to be paid in 1997. Total 1996 after-tax charges were $19 million or $.25 per share.

     In 1994, restructuring costs relate to the consolidation and reorganization of the company's European sales, marketing and support functions to better serve dealers by trade channel rather than by country, the closure of two North American manufacturing facilities and the further consolidation and rationalization of North American operations. The company made payments of $205 million through 1996 related to severance of about 3,200 employees and other costs. The remaining cash costs of the restructuring will be paid in 1997. Pretax charges of $173 million, $72 million and $5 million relate to the company's European, North American and WFC/corporate operations. Total 1994 after-tax charges were $192 million or $2.54 per share.

(11) Income Taxes

The provisions for income taxes are as follows:

Year ended December 31 (millions of dollars)   1996      1995      1994
----------------------------------------------------------------------------
Current:
 Federal                                     $   78     $   40    $  143
 State and local                                 19          2        29
 Foreign                                          9         24        44
----------------------------------------------------------------------------
                                                106         66        216

Deferred:
 Federal                                         (6)        32          2
 State and local                                  1         10        (10)
 Foreign                                        (20)        (8)       (32)
----------------------------------------------------------------------------
                                                (25)        34        (40)
----------------------------------------------------------------------------
                                             $   81     $  100     $  176
----------------------------------------------------------------------------

Domestic and foreign earnings before income taxes and other items are as follows:

Year ended December 31 (millions of dollars)   1996      1995      1994
----------------------------------------------------------------------------
Domestic                                     $  309     $  227     $  315
Foreign                                        (179)        15        (23)
----------------------------------------------------------------------------
                                             $  130     $  242     $  292
----------------------------------------------------------------------------

     Reconciliations between the U.S. federal statutory income tax rate and the consolidated effective income tax rate for earnings before income taxes and other items are as follows:

Year ended December 31 (millions of dollars)   1996      1995      1994
----------------------------------------------------------------------------
U.S. federal statutory rate                    35.0%    35.0%       35.0%
Impact of restructuring charge                  4.7        --       13.2
Impact of business dispositions                  --        --        7.2
State and local taxes, net of
 federal tax benefit                            8.4%     4.0         4.3
Nondeductible goodwill amortization             6.2      4.4         2.8
Settlement of prior year taxes                   --     (4.5)         --
Excess foreign taxes (benefits)                (3.6)     2.6          --
Net benefits from unrecognized
 prior year deferred tax assets and
 carryforwards                                 (3.9)    (6.7)       (1.7)
Unbenefited operating losses                   14.6      4.0          --
Nondeductible interest                          2.7      1.7          --
Research tax credits                           (5.7)     (.8)        (.8)
Other items                                     3.5      1.6          .4
----------------------------------------------------------------------------
Effective income tax rate                      61.9%    41.3%       60.4%
----------------------------------------------------------------------------

     A full tax benefit was not recognized on the 1994 restructuring charge in Europe and North America due to the net operating loss positions in certain tax jurisdictions.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes.


(11) Income Taxes (continued)

     Significant components of the company's deferred tax liabilities and assets are as follows:

December 31 (million of dollars)                               1996      1995
-------------------------------------------------------------------------------
Deferred tax liabilities:
 Property, plant and equipment                               $   162     $  178
 Financial services leveraged leases                             123        118
 Other                                                            38         31
-------------------------------------------------------------------------------
 Total deferred tax liabilities                                  323        327

Deferred tax assets:
 Postretirement obligation                                       151        142
 Reserves                                                         20         17
 Restructuring Costs                                              20         52
 Product warranty accrual                                         20         18
 Prepaid expenses                                                  9         11
 Loss carryforwards                                               88         53
 Employee compensation                                            21         28
 Other                                                            29         59
-------------------------------------------------------------------------------
 Total deferred tax assets                                       358        380

 Valuation allowances for deferred tax assets                    (30)       (40)
-------------------------------------------------------------------------------
Deferred tax assets, net of valuation allowances                 328        340
-------------------------------------------------------------------------------
Net deferred tax assets                                      $     5     $   13
-------------------------------------------------------------------------------

The company has recorded valuation allowances to reflect the estimated amount of net operating loss carryforwards, restructuring costs and other deferred tax assets which may not be realized.

     The company provides deferred taxes on the undistributed earnings of foreign subsidiaries and affiliates to the extent such earnings are expected to be remitted. Generally, earnings have been remitted only when no significant net tax liability would have been incurred. No provision has been made for U.S. or foreign taxes that may result from future remittances of the undistributed earnings ($392 million at December 31, 1996) of foreign subsidiaries and affiliates expected to be reinvested indefinitely. Determination of the deferred income tax liability on these unremitted earnings is not practicable as such liability, if any, is dependent on circumstances existing when remittance occurs.

(12) Pension Plans

     The company maintains both contributory and noncontributory defined benefit pension plans covering substantially all North American employees and certain
European employees. Benefits are based primarily on compensation during a specified period before retirement or specified amounts for each year of service. The company's present funding policy is to generally make the minimum annual contribution required by applicable regulations. Assets held by the plans consist primarily of listed common stocks and bonds, government securities, investments in trust funds, bank deposits and other investments.

     Pension cost includes the following components:

Year ended December 31 (millions of dollars)         1996      1995      1994
-------------------------------------------------------------------------------
Service cost - benefits earned
 during the year                                     $   40    $   36    $   36
Interest cost projected benefit
 obligation                                              80        77        75
Actual return on plan assets                           (157)     (267)       (3)
Net deferred/amorization                                 50       164       (97)
-------------------------------------------------------------------------------
                                                     $   13    $   10    $   11
-------------------------------------------------------------------------------

                  Notes to Consolidated Financial Statements
                  ------------------------------------------

(12) Pension Plans (continued)

Assumptions used in accounting for defined benefit pension plans are as follows:



                               1996          1995          1994
------------------------------------------------------------------
Discount rate               6.5--9.0%      7.0--9.0%     7.0--10.0%
Rate of compensation
 level increase             2.5--6.0%      3.5--6.5%     4.0--6.5%
Expected long-term rate
 of return on plan assets   6.5--9.5%      6.5--9.5%     6.5--9.5%


The funded status of the pension plans is as follows:

                                  Plans Whose Assets          Plans Whose
                                  Earned Accumulated     Accumulated Benefits
                                       Benefits            Earned Plan Assets
                                  --------------------------------------------
December 31 (millions of dollars)  1996        1995          1996       1995
------------------------------------------------------------------------------
Projected benefit
 obligation                      $  (913)    $  (862)      $  (144)   $  (229)
Plan assets at fair value          1,259       1,101            63        145
------------------------------------------------------------------------------
Plan assets in excess of
 (less than) projected
 benefit obligation                  346         239           (81)       (84)

Unrecognized prior
 service cost                         47          25             7         24
Unrecognized net
 experience gain                    (342)       (215)            4         (5)
Unrecognized net obligation,
 net of amortization                 (20)        (19)           (1)        (6)
Additional minimum
 liability                            --          --            (5)        (9)
------------------------------------------------------------------------------
Pension asset (liability)
 included in other assets
 (postemployment
 benefits)                       $    31     $    30       $   (76)   $   (80)
------------------------------------------------------------------------------

     The accumulated benefit obligation, which is included in the projected benefit obligation, represents the actuarial present value of benefits attributed to employee service and compensation levels to date. The accumulated benefit obligation was $919 million and $933 million at December 31, 1996 and 1995. The vested portion was $812 million and $825 million at December 31, 1996 and 1995.

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

     Certain European subsidiaries maintain termination indemnity and special severance plans. The cost of these plans, determined in accordance with local government specifications, was $15 million, $12 million and $16 million in 1996, 1995 and 1994.

     The company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. Company matching contributions for domestic hourly and certain other employees under the plan, based on the company's annual operating results and the level of individual participant's contributions, amounted to $7 million, $5 million and $8 million in 1996, 1995 and 1994.

(13) Postretirement Benefit Plans

     The company currently sponsors a defined benefit health-care plan that provides postretirement medical benefits to full time U.S. employees who have worked five years and attained age 55 while in service with the company. The plan is currently noncontributory and contains cost-sharing features such as deductibles, coinsurance and a lifetime maximum. The company does not fund the plan. No significant postretirement benefits are provided by the company to non-U.S. employees.

     The components of the annual postretirement benefit costs are as follows:

Year ended December 31 (millions of dollars)                1996      1995     1994
----------------------------------------------------------------------------------
Service cost                                                $11       $10      $ 9
Interest cost                                               $28       $26      $26
----------------------------------------------------------------------------------
                                                            $39       $36      $35
==================================================================================

The components of the postretirement obligation are as follows:

December 31 (millions of dollars)                          1996      1995
-------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                 $181      $173
  Fully eligible active participants                         87        85
  Other active plan participants                            114       120
-------------------------------------------------------------------------
    Total                                                   382       378

Unrecognized loss                                            (1)      (21)
-------------------------------------------------------------------------
Postretirement obligation                                  $381      $357
-------------------------------------------------------------------------

     The assumed health care trend rate decreases gradually from 8% in 1996 and 1997, to 7% in 1998 and 1999 and finally to 6% in 2000 and future years. Increasing the health-care trend rate by one percentage point would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $26 million and increase the annual postretirement benefit cost for 1996 by $3 million. Discount rates of 8.0% and 7.5% were used to determine the accumulated postretirement benefit obligation at December 31, 1996 and 1995.

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

     At December 31, 1996 financial guarantees, repurchase agreements and letters of credit totaled $88 million.

                  Notes to Consolidated Financial Statements
                  ------------------------------------------

(15) Business Segment Information

Geographic Segments - Major Home Appliances

                                                             North                            Other used            Major Home
Year ended December 31 (millions of dollars)                 America          Europe          Eliminations          Appliances
------------------------------------------------------------------------------------------------------------------------------
Net sales
1996                                                         $5,441           $2,592            $  490               $8,523
1995                                                         $5,093           $2,502            $  568               $8,163
1994                                                         $5,048           $2,451            $  450               $7,949

Operating profit (loss)
1996                                                         $  380           $  (17)           $  (85)              $  278
1995                                                         $  314           $   90            $  (38)              $  366
1994                                                         $  311           $   43            $   16               $  370

Identifiable assets
1996                                                         $2,080           $1,951            $2,135               $6,166
1995                                                         $2,171           $2,084            $1,913               $6,168
1994                                                         $2,137           $1,804            $1,339               $5,280

Depreciation expense
1996                                                         $  164           $  107            $   20               $  291
1995                                                         $  140           $  105            $    8               $  253
1994                                                         $  141           $   98            $    4               $  243

Net capital expenditures
1996                                                         $  160           $  103            $    70              $  333
1995                                                         $  262           $  186            $    29              $  477
1994                                                         $  269           $  135            $    12              $  416

     Identifiable assets are those assets directly associated with the respective operating activities. Corporate assets which consist principally of cash, investments, prepaid expenses, intangibles, deferred income taxes and property and equipment related to corporate activities are included as other.

     Substantially all of the company's trade receivables are from distributors and retailers. Sales activity with Sears, Roebuck and Co., a North American major home appliance retailer, represented 21%, 20% and 19% of consolidated net sales in 1996, 1995 and 1994. Related receivables were 5% of consolidated trade and financing receivables for both December 31, 1996 and 1995.

     Financial Services: WFC financial information is included in the supplemental consolidating data column of the consolidated financial statements.

(16) Quarterly Results of Operations (unaudited)

                                               Three Months Ended
(millions of dollars,            -----------------------------------------------
except per-share data)           December 31  September 30   June 30   March 31
--------------------------------------------------------------------------------
1996:
Net sales                          $ 2,126       $ 2,155     $ 2,229    $ 2,013

Cost of products sold              $ 1,644       $ 1,679     $ 1,737    $ 1,563

Financial services
 revenue, less related
 interest expense                  $    18       $    27     $    27    $    30

Net earnings                       $    45       $    21     $    52    $    38

Per share of
common stock:

Primary earnings                   $   .60       $   .28     $   .70    $   .50

Dividends paid                     $   .34       $   .34     $   .34    $   .34

Stock price:
 High                              $50-7/8       $53-1/8     $61-3/8    $59-1/2
 Low                               $44-1/4       $47-7/8     $48        $50-1/8
 Close                             $46-5/8       $50-5/8     $49-5/8    $55-1/4


1995:
Net sales                          $ 2,046       $ 2,109     $ 2,069    $ 1,939

Cost of products sold              $ 1,591       $ 1,626     $ 1,590    $ 1,438

Financial services
 revenue, less related
 interest expense                  $    30       $    29     $    29    $    30

Net earnings                       $    18       $    64     $    52    $    75

Per share of
common stock:

Primary earnings                   $   .25       $   .85     $   .70    $  1.00

Dividends paid                     $   .34       $   .34     $   .34    $   .34

Stock price:
 High                              $58           $60-7/8     $58-1/4    $55-1/2
 Low                               $50-3/4       $54-3/8     $49-7/8    $49-1/4
 Close                             $53-1/4       $57-3/4     $55        $54-3/4


Restructuring initiatives described in Note 10 reduced third quarter net earnings by $19 million or $.25 per share.

               Report of Ernst & Young LLP, Independent Auditors
               -------------------------------------------------

The Stockholders and Board of Directors
Whirlpool Corporation
Benton Harbor, Michigan

We have audited the accompanying consolidated balance sheets of Whirlpool Corporation as of December 31, 1996 and 1995, and the related consolidated statements of earnings and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Brazilian affiliates used as the basis for recording the Company's equity in their net earnings, as presented in Note 5 to the consolidated financial statements. The financial statements of those affiliates were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the Brazilian affiliates, is based on the reports of the other auditors.

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

     In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Whirlpool Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP
Chicago, Illinois
January 20, 1997

                             Report by Management
                   on the Consolidated Financial Statements
                   ----------------------------------------

The management of Whirlpool Corporation has prepared the accompanying financial statements. The financial statements have been audited by Ernst & Young, independent auditors, whose report, based upon their audits and the reports of other independent auditors, expresses the opinion that these financial statements present fairly the consolidated financial position, results of operations and cash flows of Whirlpool and subsidiaries in accordance with generally accepted accounting principles. Their audits are conducted in conformity with generally accepted auditing standards.

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

     The audit committee of the board of directors of the company, which is composed of four directors who are not employed by the company, considers and makes recommendations to the board of directors as to accounting and auditing matters concerning the company, including recommending for appointment by the board the firm of independent auditors engaged on an annual basis to audit the financial statements of Whirlpool and its majority-owned subsidiaries. The audit committee meets with the independent auditors at least three times each year to review the scope of the audit, the results of the audit and such recommendations as may be made by said auditors with respect to the company's accounting methods and system of internal controls.


/s/ John P. Cunningham
John P. Cunningham
Executive Vice President and Chief Financial Officer
January 31, 1997

                         Directors & Senior Management
                         -----------------------------

Directors
--------------------------------------------------------------------------------

Robert A. Burnett
Former Chairman of the Board, Meredith Corp.
Corporate Governance, Human Resources

Herman Cain
Chairman of the Board, Godfather's Pizza, Inc.
Corporate Governance

Allan D. Gilmour
Former Vice Chairman, Ford Motor Co.
Finance, Human Resources

Kathleen J. Hempel
Vice Chairman and Chief Financial Officer, Fort Howard Corp.
Audit, Finance

Arnold G. Langbo
Chairman of the Board and Chief Executive Officer, Kellogg Co.
Corporate Governance, Human Resources

William D. Marohn
Vice Chairman of the Board of the company

Miles L. Marsh
Chairman and Chief Executive Officer, James River Corp.
Audit, Finance

Philip L. Smith
Former Chairman of the Board, President and Chief Executive Officer,
Pillsbury Co.
Corporate Governance, Finance

Paul G. Stern
Partner, Thayer Capital Partners L.L.P.
Audit, Human Resources

Janice D. Stoney
Former Executive Vice President, Total Quality System,
US WEST Communications Group, Inc.
Audit

David R. Whitwam
Chairman of the Board and Chief Executive Officer of the company


Senior Management
--------------------------------------------------------------------------------

Executive Officers

David R. Whitwam
Chairman of the Board and Chief Executive Officer

William D. Marohn
Vice Chairman of the Board

Executive Vice Presidents

Ralph F. Hake
Senior Executive Vice President, Operations

John P. Cunningham
Chief Financial Officer

Jeff M. Fettig
President, Whirlpool Europe B.V.

Robert D. Hall
President, Whirlpool Asia

Ronald L. Kerber
Chief Technology Officer

P. Daniel Miller
Latin American Appliance Group


Senior Officers

Vice Presidents

J. C. Anderson
Group Manufacturing and Technology, North America

Roy V. Armes
President, Greater China, Whirlpool Asia

Bradley J. Bell
Treasurer

Garrick D'Silva
President and Chief Executive Officer, South Asia, Whirlpool Asia

E. R. Dunn
Human Resources and Assistant Secretary

Bengt G. Engstrom
Manufacturing and Technology, Whirlpool Europe

Dandridge L. Harrison
Corporate Affairs

Edward J. F. Herrelko
Group Sales and Marketing, Whirlpool Europe

Daniel F. Hopp
General Counsel and Secretary

Halvar Johansson
Corporate Technology and Engineering Development

Kenneth W. Kaminski
Small Appliance Business Unit

James E. LeBlanc
Chairman of the Board, President and Chief Executive Officer,
Whirlpool Financial Corporation

Gregory T. McManus
Group Sales and Distribution, North America

Rudy Provoost
Group Marketing, Whirlpool Europe

Michael D. Thieneman
Global Procurement Operations

Robert G. Thompson
Controller

Michael A. Todman
Product Teams, North America

David W. Williams
Group Marketing, North America

                  Eleven-Year Consolidated Statistical Review
                  -------------------------------------------

(millions of dollars except share and employee data)      1996      1995      1994      1993      1992      1991
------------------------------------------------------------------------------------------------------------------
Consolidated Operations
-----------------------
Net sales                                                $ 8,523   $ 8,163   $ 7,949   $ 7,368   $ 7,097   $ 6,550
Financial services                                           173       184       155       165       204       207
------------------------------------------------------------------------------------------------------------------
   Total revenues                                        $ 8,696   $ 8,347   $ 8,104   $ 7,533   $ 7,301   $ 6,757

Operating profit                                         $   300   $   396   $   397   $   482   $   479   $   393
Earnings from continuing operations before
   income taxes and other items                          $   130   $   242   $   292   $   375   $   372   $   304
Earnings from continuing operations
   before accounting change (1)                          $   156   $   209   $   158   $   231   $   205   $   170
Net earnings (2)                                         $   156   $   209   $   158   $    51   $   205   $   170

Net capital expenditures                                 $   336   $   483   $   418   $   309   $   288   $   287
Depreciation                                             $   318   $   282   $   246   $   241   $   275   $   233
Dividends                                                $   101   $   100   $    90   $    85   $    77   $    76
------------------------------------------------------------------------------------------------------------------
Consolidated Financial Position
-------------------------------
Current assets                                           $ 3,812   $ 3,541   $ 3,078   $ 2,708   $ 2,740   $ 2,920
Current liabilities                                      $ 4,022   $ 3,829   $ 2,988   $ 2,763   $ 2,887   $ 2,931
Working capital                                          $  (210)  $  (288)  $    90   $   (55)  $  (147)  $   (11
Property, plant and equipment-net                        $ 1,798   $ 1,779   $ 1,440   $ 1,319   $ 1,325   $ 1,400
Total assets                                             $ 8,015   $ 7,800   $ 6,655   $ 6,047   $ 6,118   $ 6,445
Long-term debt                                           $   955   $   983   $   885   $   840   $ 1,215   $ 1,528
Total debt-appliance business                            $ 1,591   $ 1,635   $   965   $   850   $ 1,198   $ 1,330
Stockholders' equity                                     $ 1,926   $ 1,877   $ 1,723   $ 1,648   $ 1,600   $ 1,515
------------------------------------------------------------------------------------------------------------------
Per Share Data
--------------
Earnings from continuing operations
   before accounting change                              $  2.08   $  2.80   $  2.10   $  3.19   $  2.90   $  2.45
Net earnings                                             $  2.08   $  2.80   $  2.10   $  0.67   $  2.90   $  2.45
Dividends                                                $  1.36   $  1.36   $  1.22   $  1.19   $  1.10   $  1.10
Book value                                               $ 25.65   $ 25.08   $ 22.83   $ 22.80   $ 22.67   $ 21.78
Closing Stock Price - NYSE                               $46.5/8   $53.1/4   $50 1/4   $66 1/2   $44 5/8   $38 7/8

(millions of dollars except share and employee data)      1990      1989      1988      1987      1986
--------------------------------------------------------------------------------------------------------
Consolidated Operations
-----------------------
Net sales                                                $ 6,424   $ 6,138   $ 4,306   $ 4,104   $ 3,928
Financial services                                           181   $   136       107        94        76
--------------------------------------------------------------------------------------------------------
   Total revenues                                        $ 6,605   $ 6,274   $ 4,413   $ 4,198   $ 4,004

Operating profit                                         $   349   $   411   $   261   $   296   $   326
Earnings from continuing operations before
   income taxes and other items                          $   220   $   308   $   233   $   280   $   329
Earnings from continuing operations
   before accounting change (1)                          $    72   $   187   $   161   $   187   $   202
Net earnings (2)                                         $    72   $   187   $    94   $   192   $   200

Net capital expenditures                                 $   265   $   208   $   166   $   223   $   217
Depreciation                                             $   247   $   222   $   143   $   133   $   120
Dividends                                                $    76   $    76   $    76   $    79   $    76
--------------------------------------------------------------------------------------------------------
Consolidated Financial Position
-------------------------------
Current assets                                           $ 2,900   $ 2,889   $ 1,827   $ 1,690   $ 1,654
Current liabilities                                      $ 2,651   $ 2,251   $ 1,374   $ 1,246   $ 1,006
Working capital                                          $   249   $   638   $   453   $   444   $   648
Property, plant and equipment-net                        $ 1,349   $ 1,288   $   820   $   779   $   677
Total assets                                             $ 5,614   $ 5,354   $ 3,410   $ 3,137   $ 2,856
Long-term debt                                           $   874   $   982   $   474   $   367   $   298
Total debt-appliance business                            $ 1,026   $ 1,125   $   441   $   383   $   194
Stockholders' equity                                     $ 1,424   $ 1,421   $ 1,321   $ 1,304   $ 1,350
--------------------------------------------------------------------------------------------------------
Per Share Data
--------------
Earnings from continuing operations
   before accounting change                              $  1.04   $  2.70   $  2.33   $  2.61   $  2.72
Net earnings                                             $  1.04   $  2.70   $  1.36   $  2.68   $  2.70
Dividends                                                $  1.10   $  1.10   $  1.10   $  1.10   $  1.03
Book value                                               $ 20.51   $ 20.49   $ 19.06   $ 18.83   $ 18.21
Closing Stock Price - NYSE                               $23 1/2   $ 33      $24 3/4   $24 3/8   $33 7/8

(millions of dollars except share and
employee data)                                1996    1995    1994    1993    1992    1991    1990    1989    1988    1987    1986
----------------------------------------------------------------------------------------------------------------------------------
Key Ratios
----------
Operating profit margin                       3.5%    4.7%    4.9%    6.4%    6.6%    5.8%    5.3%    6.6%    5.9%    7.1%    8.1%
Pre-tax margin (3)                            1.5%    2.9%    3.6%    5.0%    5.1%    4.5%    3.3%    4.9%    5.3%    6.6%    8.2%
Net margin (4)                                1.8%    2.5%    2.0%    3.1%    2.8%    2.5%    1.1%    3.0%    3.6%    4.4%    5.0%
Return on average stockholders' equity (5)    8.2%   11.6%    9.4%   14.2%   13.1%   11.6%    5.1%   13.7%   12.3%   14.1%   15.8%
Return on average total assets (6)            1.8%    3.0%    2.8%    4.0%    3.3%    2.9%    1.4%    4.9%    4.9%    6.2%    8.0%
Current assets to current liabilities         0.9     0.9     1.0     1.0     0.9     1.0     1.1     1.3     1.3     1.4     1.6
Total debt-appliance business
  as a percent of invested capital (7)       42.6%   43.3%   34.4%   31.6%   41.7%   46.1%   37.6%   39.2%   20.5%   19.3%     -
Price earnings ratio                         22.4    19.0    23.9    20.8    15.4    15.9    22.7    12.2    18.2     9.1    12.5
Fixed charge coverage (8)                     2.0     2.5     3.0     3.2     2.6     2.3     1.8     2.7     3.5     5.4     7.7
---------------------------------------------------------------------------------------------------------------------------------
Other Data
----------
Number of common shares
  outstanding (in thousands):
    Average                                75,077  74,827  75,490  72,272  70,558  69,528  69,443  69,338  69,262  71,732  73,831
    Year-end                               74,415  74,081  73,845  73,068  70,027  69,640  69,465  69,382  69,289  69,232  74,128
Number of stockholders (year-end)          11,033  11,686  11,821  11,438  11,724  12,032  12,542  12,454  12,521  12,128  11,297
Number of employees (year-end)             48,163  45,435  39,016  39,590  38,520  37,886  36,157  39,411  29,110  30,301  30,520
Total return to shareholders
  (five year annualized) (9)                 6.3%   20.8%   12.0%   25.8%   17.0%    6.7%    2.8%   11.3%    4.4%    6.2%   26.8%

(1) Accounting changes: 1993 - Accounting for postretirement benefits other than pensions, 1987 - Accounting for income taxes and 1986 - Accounting for pensions.
(2) The Company's kitchen cabinet business was discontinued in 1988.
(3) Earnings from continuing operations before income taxes and other items, as a percent of revenue.
(4) Earnings from continuing operations before accounting change, as a percent of revenue.
(5) Earnings from continuing operations before accounting change divided by average stockholders' equity.
(6) Earnings from continuing operations before accounting change, plus minority interest, divided by average total assets.
(7) Debt less cash and equivalents divided by debt, stockholders' equity and minority interests less cash and equivalents.
(8) Ratio of earnings from continuing operations (before income taxes, accounting change and interest expense) to interest expense.
(9) Stock appreciation plus reinvested dividends.

57