Form 10-K405, Exhibit 13
period 1997-12-31
WHIRLPOOL CORP /DE/
filed 1998-03-20
CIK 106640

MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

The consolidated statements of earnings summarize operating results for the last three years. This section of Management's Discussion and Analysis highlights the main factors affecting changes in operating results during the three-year period. The accompanying financial statements include the company's investment in Whirlpool Financial Corporation (WFC) on a discontinued basis and the company's investment in its Brazilian subsidiary, Brasmotor S.A., on a consolidated basis for the last two months of 1997. Prior to the consolidation, the Brazilian operations were accounted for on an equity basis.

Prior to the fourth quarter of 1997, the company's Brazilian operations were reported on a one month lag. In the fourth quarter, this one month reporting lag was eliminated and the Brazilian results for the year ended December 31, 1997 included activity for 13 months. The effect of eliminating the one month lag increased net earnings $5 million, excluding non-recurring items.

Net Sales
---------

Net sales were $8.6 billion in 1997 including two months of sales related to consolidating Brasmotor, an increase of 1% over 1996. Excluding currency fluctuations and the consolidation of Brasmotor, net sales were down 1% year-over-year. North American unit volumes were up 1% over 1996, in an industry that was up less than 1%. North American sales were down 1% compared to 1996, due to competitive pricing partially offset by increased volume and favorable product mix. North American industry shipments are expected to be down slightly in 1998. European unit volumes were up 4% over 1996 while the industry was up nearly 4%. European sales were down 6% compared to 1996; however, excluding the effect of currency fluctuations, sales were up more than 8% year-over-year. Sales growth in Europe, in local currency, reflects stabilization of the trend of declining price realization that affected the industry for the last three years. European industry shipment growth is expected to be up 2% in 1998.

Net sales were $8.5 billion in 1996, an increase of 4% over 1995. Excluding currency fluctuations, net sales were up 5% year-over-year due to the impact of increased volume, partially offset by unfavorable brand and product mix. North American unit volumes were up 2% over 1995 in an industry that was up nearly 5%. North American sales were up 4% due to a combination of higher pricing and volume and improved product mix. European unit volumes were up 11% over 1995 while the industry was down nearly 2%. European sales were up 3% compared to 1995 and were up 5% excluding currency fluctuations. Partially offsetting the impact of volume increases on sales growth were unfavorable brand and product mix, as consumer preference continued the trend toward lower-priced brands and products, without any substantial price increases during the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Expenses
--------

Gross margin percentage improved by 1% in 1997 compared to 1996. North American gross margin percentage improved principally due to manufacturing efficiencies, effective cost control management and reduced material costs, partially offset by price deterioration. Price realization combined with improved product mix, effective cost control management and reduced material costs have improved the European gross margin percentage 2% compared to the prior year.

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

Selling and administrative expenses, excluding non-recurring items, as a percent of net sales were flat in 1997 compared to 1996. The North American and European percentages were both essentially flat with the prior year.

Selling and administrative expenses as a percent of net sales decreased slightly in 1996 compared to 1995. The expense percentage in North America decreased slightly, while the European expense percentage declined 1% in 1996 primarily due to reduced selling costs and tight control over other spending. Europe also benefited from cost reductions stemming from restructuring efforts executed during 1995.

Restructuring costs of $343 million in 1997 were incurred to better align the company's cost structure within the global home-appliance marketplace. The restructurings are expected to result in annual savings of about $200 million when fully implemented by the year 2000. Refer to Note 10 to the accompanying consolidated financial statements.

Restructuring costs of $30 million in 1996 improved the company's long-term cost competitiveness and profitability in the North American refrigeration market and in Asia, with annual cost savings of $37 million when fully implemented. Refer to Note 10 to the accompanying consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Other Income and Expense
------------------------

Interest and sundry expense for 1997, including the Brasmotor consolidation, was down compared to 1996. Excluding the impact of consolidating Brasmotor, interest and sundry expense was flat with 1996 and 1995.

Interest expense for 1997 was up compared to 1996 due to the Brasmotor consolidation. Excluding the impact of consolidating Brasmotor, interest expense was flat in 1997. Interest expense for 1996 increased significantly from the prior year due to higher borrowing levels (Refer to Cash Flows - Financing Activities) and higher interest rates.

Income Taxes
------------

The effective tax rate for continuing operations, excluding non-recurring items, was 44% in 1997 compared to 62% in 1996 and 42% in 1995. The lower effective tax rate in 1997 compared to 1996 is due to the diminished impact of permanent items resulting from higher pretax earnings, the impact of consolidating Brasmotor, as well as certain tax loss benefits. The increase in the provision in 1996 compared to 1995 is primarily due to higher unbenefited losses in Asia, the relatively larger impact permanent items had on the effective tax rate due to lower net earnings, and an unfavorable mix of pretax earnings and losses by country, partially offset by tax credits relating to prior years.

Earnings/(Loss) from Continuing Operations before Equity Earnings and Other
---------------------------------------------------------------------------
Items
-----

Earnings/(loss) from continuing operations before equity earnings and minority interests were $(162) million, $30 million and $124 million in 1997, 1996 and 1995. Excluding the impact of non-recurring items, earnings before equity earnings and minority interests were $129 million, $49 million and $124 million in 1997, 1996 and 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Equity in Affiliated Companies
-------------------------------

Equity earnings were $67 million, $93 million and $72 million in 1997, 1996 and 1995.

The company's Brazilian affiliates contributed 1997 earnings of $78 million (excluding non-recurring items), $92 million and $70 million in 1996 and 1995. The 1997 decline reflects a slowdown in the previously robust growth in the Brazilian appliance industry partially offset by $34 million of Befiex and other tax benefits for 1997. The Befiex benefit, which is a government export incentive, is scheduled to expire mid 1998. Results in 1996 and 1995 reflected significant growth in the Brazil appliance industry. Results in 1995 were also favorably affected by certain non-recurring tax benefits, including $17 million of excise tax credits and the consequences of the May 1994 merger of two of the Brazilian affiliates, Brastemp S.A. and Consul S.A., into a new entity, Multibras S.A. The merger resulted in operating efficiencies as an outcome of consolidating selling and administrative functions, improving utilization of prior year tax losses and more flexibly managing brands and products.

The company's Mexican affiliate equity earnings were $5 million in 1997 compared to equity losses of $3 million in 1996 and break-even equity earnings in 1995. This 1997 performance resulted from higher shipment volumes as the appliance industry was up over 30% and lower financing costs triggered by a refinancing at the end of the second quarter in 1996. 1996 was down compared to 1995 due primarily to lower foreign currency exchange gains.

Economic volatility and changes in government economic policy (including those affecting exchange rates and tariffs) continue to affect consumer purchasing power and the appliance industry as a whole in Mexico, Brazil and the entire Latin American region.

Discontinued Operations
-----------------------

The discontinued operations results include a pretax charge in 1997 of $36 million (after-tax $22 million) to reduce the carrying value of certain retained WFC aerospace assets.

Non-Recurring Items and Net Earnings
------------------------------------

In 1997, the company recorded the following non-recurring items; an after-tax restructuring charge of $232 million or $3.07 per diluted share, special operating charges of $62 million or $.83 per diluted share and gain on business dispositions of $42 million or $.55 per diluted share.

In 1996, the company recorded an after-tax restructuring charge of $19 million or $.25 per diluted share.

Absent non-recurring restructuring, operating charges and business dispositions, net earnings were $238 million, $175 million and $209 million in 1997, 1996 and 1995. Corresponding diluted earnings per share were $3.15, $2.32 and $2.78 in 1997, 1996 and 1995. Corresponding basic earnings per share were $3.18, $2.35 and $2.83 in 1997, 1996 and 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS

CASH FLOWS

The statements of cash flows from continuing operations reflect the changes in cash and equivalents for the last three years by classifying transactions into three major categories: operating, investing and financing activities.

Operating Activities
--------------------

The company's main source of liquidity is cash from operating activities consisting of net earnings from operations adjusted for non-cash operating items such as depreciation and changes in operating assets and liabilities such as receivables, inventories and payables.

Cash provided by operating activities was $593 million, $545 million and $377 million in 1997, 1996 and 1995. The increase in 1997 from the prior year is primarily due to favorable performance in inventory, accounts payable and other operating accounts, excluding the impact of the Brasmotor consolidation. The increase in 1996 from the prior year is primarily due to favorable changes in working capital and other operating accounts and lower restructuring spending, partially offset by lower earnings.

Investing Activities
--------------------

The principal recurring investing activities are property additions. Net property additions for continuing operations were $378 million, $336 million and $483 million in 1997, 1996 and 1995. These expenditures were primarily for equipment and tooling related to product improvements, more efficient production methods and equipment replacement for normal wear and tear.

In 1997, the company began construction of a new $86 million facility in Pune, India to manufacture no-frost refrigerators for the South Asia appliance market. The facility is expected to begin commercial production in the first quarter of 1998.

Refer to Note 2 to the accompanying consolidated financial statements for discussion of business dispositions and acquisitions during the last three years.

Financing Activities
--------------------

Dividends to shareholders totaled $102 million, $101 million and $100 million in 1997, 1996 and 1995.

The company's net borrowings decreased by $1,069 million in 1997, excluding currency translation and $132 million of borrowings net of cash assumed in acquisitions, resulting primarily from proceeds related to the WFC asset sales. The 1997 borrowing activities for continuing operations included the first quarter repayment of $113 million of outstanding subordinated zero-coupon convertible notes, financed through the issuance of additional commercial paper.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The company's net borrowings increased by $171 million in 1996, excluding currency translation and $25 million of borrowings assumed in acquisitions, primarily to fund property additions and origination of financing receivables. The increase included a $244 million issuance of 7 3/4% debentures maturing in 2016.

The company's net borrowings increased by $758 million in 1995, excluding currency translation and $50 million of borrowings assumed in acquisitions, primarily to fund property additions, origination of financing receivables and Asian acquisitions.

FINANCIAL CONDITION AND OTHER MATTERS

The financial position of the company remains strong as evidenced by the December 31, 1997 balance sheet. The company's total assets are $8.3 billion and stockholders' equity is $1.8 billion.

The overall debt to invested capital ratio net of cash (debt ratio) of 42.1% was down from 58.6% in 1996 due to the sale of the WFC financing business and the consolidation of Brasmotor. The appliance business debt to invested capital ratio of 38.5% was down from 42.6% in 1996 due to the consolidation of Brasmotor. The company's debt continues to be rated investment grade by Moody's Investors Service Inc., Standard and Poor's and Duff & Phelps.

The company is exposed to market risk from changes in foreign currency exchange rates, domestic and foreign interest rates, and commodity prices, which can impact its operating results and overall financial condition. The company manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Derivative financial instruments are viewed as risk management tools and are not used for speculation or for trading purposes. Derivative financial instruments are entered into with a diversified group of investment grade counterparties to reduce the company's exposure to nonperformance on such instruments.

The company manages a portfolio of domestic and cross currency interest rate swaps which serve to effectively convert U.S. Dollar (USD) denominated debt into that of various European currencies. Such local currency denominated debt serves as an effective hedge against the European cash flows and net assets that exist today and which are generated by the European business over time. (Refer to Notes 1 and 7 for the accounting treatment for, and a detailed description of, these instruments.) Domestic and cross-currency interest rate swaps in this portfolio are sensitive to changes in foreign currency exchange rates and interest rates. As of December 31, 1997, a ten percent appreciation of the USD versus the European currencies alone would have resulted in an incremental unrealized gain on these contracts of $73 million. The converse event would have resulted in an incremental unrealized loss on these contracts of $86 million. As of December 31, 1997, ten percent favorable shifts in interest rates alone to each swap would have resulted in an incremental unrealized gain of $23 million. The converse events would have resulted in an incremental unrealized loss of $27 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The company uses foreign currency forward contracts and options from time to time to hedge the price risk associated with firmly committed and forecasted cross-border payments and receipts related to its ongoing business and operational financing activities. The value of these contracts moves in a direction opposite to that of the transaction being hedged, thus eliminating the price risk associated with changes in market prices. Foreign currency contracts are sensitive to changes in foreign currency exchange rates. At December 31, 1997, ten percent unfavorable exchange rate movements in the company's portfolio of foreign currency forward contracts would have resulted in an incremental unrealized loss of $68 million while ten percent favorable shifts would have resulted in an incremental unrealized gain of $64 million. Consistent with the use of these contracts, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions. The company had no foreign currency options outstanding at December 31, 1997.

The company manages a portfolio of domestic interest rate swap contracts which serve to effectively convert long-term, fixed rate USD-denominated debt into floating rate LIBOR-based debt. The company also uses commodity swap contracts to hedge the price risk associated with firmly committed and forecasted commodities purchases which are not hedged by contractual means directly with suppliers. As of December 31, 1997, a ten percent increase or decrease in interest rates or copper and zinc prices would not have resulted in a material gain or loss.

Brasmotor's long term debt carries a floating interest rate which periodically reprices driving the carrying value to approximate the fair value. As of December 31, 1997, a ten percent increase or decrease in interest rates would not have resulted in a material gain or loss.

The company's sensitivity analysis reflects the effects of changes in market risk but does not factor in potential business risks.

The company has external sources of capital available and believes it has adequate financial resources and liquidity to meet anticipated business needs and to fund future growth opportunities such as new products, acquisitions and joint ventures.

The company has taken actions to understand the nature and extent of the work required to make its global infrastructure Year 2000 compliant. The company began work a few years ago to prepare its financial, information and other computer-based systems for the Year 2000. The company continues to evaluate the estimated costs associated with these efforts. While these efforts will involve additional costs, the company believes it will be able to manage its total Year 2000 transition without any material adverse effect on its business operations.

Additionally, in an effort to enhance productivity and business systems performance, the company has begun the process of investing in the development of improved global business processes through Enterprise Resource Planning
(ERP). ERP involves the implementation of a commercially-available, enterprise-wide business software package. The company expects ERP to drive benefits through improved communications to better integrate manufacturing, finance, customer management and distribution applications.

MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS UNIT SALES AND OPERATING PROFIT

The following data is presented as supplemental information:

Net Sales by Business Unit were as follows:

Year ended December 31 (millions of dollars)     1997     1996     Increase/(Decrease)
                                                ------   ------    -------------------
North America                                   $5,263   $5,310      $ (47)     (1)%
Europe                                           2,343    2,494       (151)     (6)
Asia                                               400      461        (61)    (13)
Latin America                                      624      268        356     133
Other                                              (13)     (10)        (3)    (30)
                                                ------   ------      -----     ---

Total                                           $8,617   $8,523      $  94       1%
                                                ======   ======      =====     ===

Operating Profit by Business Unit was as follows:

Year ended December 31 (millions of dollars)     1997     1996     Increase/(Decrease)
                                                ------   ------    -------------------
North America                                   $  546   $  537      $   9       2%
Europe                                              54      (13)        67     N/M
Asia                                               (62)     (70)         8      11
Latin America                                       28       12         16     133
Restructuring charge                              (343)     (30)      (313)    N/M
Special operating charge                           (53)       -        (53)    N/M
Other                                             (159)    (158)        (1)     (1)
                                                ------   ------      -----     ---

Total                                           $   11   $  278      $(267)    (96)%
                                                ======   ======      =====     ===

For commentary regarding performance in North America, Europe, restructuring charge and special operating charge refer to "Results of Operations" and Note 10 to the accompanying consolidated financial statements. Latin American sales and operating profit include the Brazilian operations on a consolidated basis for the last two months of 1997. "Other" consists of corporate expenses and eliminations.

The significant increase in Latin American sales and operating profit over 1996 was driven by the consolidation of Brasmotor for the last two months of 1997. The activities of the Brazilian affiliates for the balance of the year are included in equity in affiliated companies and discussed in "Results of Operations."

In December 1996, a favorable decision was obtained by Multibras S.A. Eletrodomesticos (Multibras) and Empresa Brasileira de Compressores S.A. (Embraco) with respect to additional export incentives in connection with a Brazilian government export incentive program (Befiex). In

MANAGEMENT'S DISCUSSION AND ANALYSIS

April 1997, Multibras and Embraco submitted tax-credit claims for about $440 million relating to the favorable decision for exports from July 1988 through December 1996. The Brazilian court must render a final decision on the amount, timing and the payment method of any final award. The company has not recognized any income relating to the claims involving sales prior to 1997 because the timing and payment amount of such claims are uncertain.

Sales decreased in Asia versus 1996 due to the economic slowdown affecting much of the region. Operating profit improved as compared to the prior year as cost structure initiatives and significantly reduced administrative spending offset the sales shortfalls. Operating profit is expected to be about break even in 1998 but could be negatively affected by economic conditions in the region.

                             WHIRLPOOL CORPORATION
                      CONSOLIDATED STATEMENTS OF EARNINGS
                            Year Ended December 31
                  (millions of dollars except per share data)

                                                                           1997        1996        1995
                                                                          ------      ------      ------
Net sales                                                                 $8,617      $8,523      $8,163

EXPENSES
Cost of products sold                                                      6,604       6,623       6,245
Selling and administrative                                                 1,625       1,557       1,521
Intangible amortization                                                       34          35          31
Restructuring costs                                                          343          30           -
                                                                          ------      ------      ------
                                                                           8,606       8,245       7,797
                                                                          ------      ------      ------
     OPERATING PROFIT                                                         11         278         366

OTHER INCOME (EXPENSE)
Interest and sundry                                                          (14)        (23)        (23)
Interest expense                                                            (168)       (155)       (129)
                                                                          ------      ------      ------

     EARNINGS (LOSS) BEFORE INCOME TAXES
       AND OTHER ITEMS                                                      (171)        100         214

Income taxes (benefit)                                                        (9)         70          90
                                                                          ------      ------      ------

     EARNINGS (LOSS) FROM CONTINUING OPERATIONS
       BEFORE EQUITY EARNINGS AND MINORITY INTERESTS                        (162)         30         124

Equity in affiliated companies                                                67          93          72
Minority interests                                                            49          18          (1)
                                                                          ------      ------      ------

     EARNINGS (LOSS) FROM CONTINUING OPERATIONS                              (46)        141         195

Earnings (loss) from discontinued operations (less applicable taxes)         (11)         15          14
Gain on disposal from discontinued operations (less applicable taxes)         42           -           -

                                                                          ------      ------      ------
     NET EARNINGS (LOSS)                                                  $  (15)     $  156      $  209
                                                                          ======      ======      ======

Per share of common stock:
  Basic Earnings (loss) from continuing operations                        $(0.62)     $ 1.90      $ 2.64
  Basic Net earnings (loss)                                               $(0.20)     $ 2.10      $ 2.83
                                                                          ======      ======      ======

  Diluted Earnings (loss) from continuing operations                      $(0.62)     $ 1.88      $ 2.60
  Diluted Net earnings (loss)                                             $(0.20)     $ 2.08      $ 2.78
                                                                          ======      ======      ======
  Cash dividends                                                          $ 1.36      $ 1.36      $ 1.36
                                                                          ======      ======      ======

See notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS
WHIRLPOOL CORPORATION


December 31 (million of dollars)                                1997             1996
                                                               -------          -------
ASSETS

Current Assets
--------------
Cash and equivalents                                           $   578          $   129
Trade receivables, less allowances of
  $156 in 1997 and $45 in 1996                                   1,565              966
Financing receivables and leases,
  less allowances                                                    -            1,400
Inventories                                                      1,170            1,034
Prepaid expenses and other                                         191              188
Deferred income taxes                                              215               95
Net assets of discontinued operations                              562                -
                                                               -------          -------
  Total Current Assets                                           4,281            3,812


Other Assets
------------
Investment in affiliated companies                                 100              513
Financing receivables and leases, less allowances                    -              705
Intangibles, net                                                   916              870
Deferred income taxes                                              220              152
Other                                                              378              165
                                                               -------          -------
                                                                 1,614            2,405

Property, Plant and Equipment
-----------------------------
Land                                                                92               93
Buildings                                                          969              731
Machinery and equipment                                          4,201            3,015
Accumulated depreciation                                        (2,887)          (2,041)
                                                               -------          -------
                                                                 2,375            1,798

                                                               -------          -------
Total Assets                                                   $ 8,270          $ 8,015
                                                               =======          =======

LIABILITIES AND STOCKHOLDERS' EQUITY                            1997             1996
                                                               ------           ------
Current Liabilities
-------------------
Notes payable                                                   $1,332           $2,038
Accounts payable                                                   987              983
Employee compensation                                              265              226
Accrued expenses                                                   858              624
Restructuring costs                                                212               32
Current maturities of long-term debt                                22              119
                                                                ------           ------
  Total Current Liabilities                                      3,676            4,022

Other Liabilities
-----------------
Deferred income taxes                                              190              206
Postemployment benefits                                            598              563
Other liabilities                                                  188              161
Long-term debt                                                   1,074              955
                                                                ------           ------
                                                                 2,050            1,885

Minority Interests                                                 773              182



Stockholders' Equity
--------------------
Common stock, $1 par value: 250 million shares authorized           82               81
Paid-in capital                                                    280              246
Retained earnings                                                1,801            1,918
Unearned restricted stock                                           (6)              (7)
Cumulative translation adjustments                                (149)             (76)
Treasury stock - 6 million shares at cost in 1997 and 1996        (237)            (236)
                                                                ------           ------
  Total Stockholders' Equity                                     1,771            1,926
                                                                ------           ------
Total Liabilities and Stockholders' Equity                      $8,270           $8,015
                                                                ======           ======

See notes to consolidated financial statements

WHIRLPOOL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31
(millions of dollars)

                                             1997         1996          1995
                                            ------        ----         -----
OPERATING ACTIVITIES
Net earnings (loss)                         $ (15)        $156         $ 209
Depreciation                                  322          318           282
Deferred income taxes                        (208)         (32)           44
Equity in net earnings of affiliated
 companies, less dividends received           (51)         (84)          (58)
Gain on business dispositions                 (70)           -             -
Provision for doubtful accounts                89           52            43
Amortization of goodwill                       34           35            30
Restructuring charges, net of cash paid       267          (42)         (119)
Minority interests                            (49)         (18)            1
Changes in assets and liabilities,
 net of effects of business
 acquisitions and dispositions:
  Trade receivables                          (145)          58            23
  Inventories                                 177           (7)         (111)
  Accounts payable                             20          (21)           70
  Other - net                                 222          130           (37)
                                            -----         ----         -----
 CASH PROVIDED BY
  OPERATING ACTIVITIES                      $ 593         $545         $ 377
                                            =====         ====         =====

                                                   1997          1996          1995
                                                 --------     --------      --------
INVESTING ACTIVITIES
Net additions to properties                      $   (378)    $   (336)     $   (483)
Net change in financing receivables and leases        706          265           256
Net assets of discontinued operations                (562)           -             -
Acquisitions of businesses,
 less cash acquired                                   179          (27)         (157)
Net increase (decrease) in investment in
 and advances to affiliated companies                  13           15           (40)
Business dispositions                               1,038            -            26
Other                                                  (8)         (32)          (25)
                                                 --------     --------      --------

 CASH PROVIDED BY (USED FOR)
  INVESTING ACTIVITIES                                988         (645)         (935)

FINANCING ACTIVITIES
Proceeds of short-term borrowings                  31,479       24,911        16,493
Repayments of short-term borrowings               (32,439)     (24,847)      (15,744)
Proceeds of long-term debt                            102          316           130
Repayments of long-term debt                         (211)        (209)         (121)
Repayments of non-recourse debt                        (8)         (13)          (10)
Dividends                                            (102)        (101)         (100)
Purchase of treasury stock                              -            -           (35)
Proceeds from the sale of preferred stock               -           25             -
Other                                                  47           (2)           22
                                                 --------     --------      --------
 CASH PROVIDED BY (USED FOR)
  FINANCING ACTIVITIES                             (1,132)          80           635
                                                 --------     --------      --------

 INCREASE (DECREASE) IN
  CASH AND EQUIVALENTS                                449          (20)           77

 Cash and equivalents at beginning of year            129          149            72
                                                 --------     --------      --------
 CASH AND EQUIVALENTS AT END OF YEAR             $    578     $    129      $    149
                                                 ========     ========      ========

See notes to consolidated financial statements

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Nature of Operations: Whirlpool Corporation is the world's leading manufacturer and marketer of major home appliances. The company manufactures in 13 countries on five continents and markets products to distributors and retailers in about 140 countries.

Principles of Consolidation: The consolidated financial statements include all majority-owned subsidiaries. Investments in affiliated companies are accounted for by the equity method. All intercompany transactions have been eliminated upon consolidation.

In November 1997, the company increased its voting ownership in its Brazilian affiliate, Brasmotor S.A., from 33% to 66% (Refer to Note 2). As a result, the Brazilian operations are consolidated as of November 1, 1997. Prior to that date, the Brazilian operations were accounted for on an equity basis.

Discontinued Operations: In the third quarter 1997, the company discontinued its financial services business; as a result, prior year amounts on the statement of earnings have been restated to reflect this business as a discontinued operation. Balance sheet and cash flow amounts would not have been materially different and have not been restated.

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

Inventories: Inventories are stated at first-in, first-out (FIFO) cost, except U.S. production inventories which are stated at last-in, first-out (LIFO) cost and Brazilian inventories which are stated at average cost. Costs do not exceed realizable values.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation of plant and equipment is computed using the straight-line method based on the estimated useful lives of the assets.

Intangibles: The cost of business acquisitions in excess of net tangible assets acquired is amortized on a straight-line basis principally over 40 years. Non-compete agreements are amortized on a straight-line basis over the terms of the agreements. Accumulated amortization totaled $211 million and $191 million at December 31, 1997 and 1996. Should circumstances indicate the potential impairment of goodwill, the company would compare the carrying amount against related estimated undiscounted future cash flows to determine if a write-down to market value or discounted cash flow value is required.

Research and Development Costs: Research and development costs are charged to expense as incurred. Such costs were $181 million, $197 million and $180 million in 1997, 1996 and 1995.

Advertising Costs: Advertising costs are charged to expense as incurred. Such costs from continuing operations were $155 million, $142 million and $148 million in 1997, 1996 and 1995.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Foreign Currency Translation: The functional currency for the company's international subsidiaries and affiliates is the local currency except for selected Latin American subsidiaries (including Brazil) which have been considered hyperinflationary and have been remeasured to U.S. dollars. Effective January 1, 1998, Brazil is no longer considered to be hyperinflationary and the local currency will be considered the functional currency.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1) SUMMARY OF PRINCIPAL ACCOUNTING POLICIES--CONTINUED

Derivative Financial Instruments: The company uses derivative financial instruments to manage the economic impact of fluctuations in interest rates, foreign currency exchange rate and commodity prices. To achieve this, the company enters into interest rate and cross currency interest rate swaps, foreign currency, forward contracts and options, and commodity swaps.

The company's hedging strategy for the foreign currency exchange risk associated with its investment in Europe is based on projected foreign currency cash flows over periods up to ten years. The company uses interest rate and cross currency interest rate swaps to effectively convert a portion of the company's U.S. dollar denominated debt into various European currencies. The company's investment in Europe and the foreign currency portion of these cross currency interest rate swaps are revalued in dollar terms each period to reflect current foreign currency exchange rates with gains and losses recorded in the equity section of the balance sheet. To the extent that the notional amounts of these contracts exceed the company's investment in Europe, the related mark-to-market gains and losses are reflected currently in earnings. The net translation loss recognized in other income, including the gains and losses from those contracts not qualifying as hedges, was $8 million, $14 million and $16 million in 1997, 1996 and 1995. The amounts receivable from or payable to counterparties to the swaps, offsetting the gains and losses recorded in equity or earnings, are recorded in long-term debt. The company also uses domestic interest rate swaps to manage the duration and interest rate characteristics of its outstanding debt. The interest component of the swaps, which overlay a portion of the company's interest payments on outstanding debt, is not carried at fair value in the financial statements. The interest differential paid or received is recognized as an adjustment to interest expense. Gains and losses on the interest component of terminated swaps are deferred in noncurrent liabilities and amortized as an adjustment to interest expense over the remaining term of the original swap. In the event of early extinguishment of debt, any realized or unrealized gains or losses from related swaps would be recognized in income concurrent with the extinguishment.

The company also uses foreign currency forward contracts to hedge payments due on cross currency interest rate swaps and intercompany loans and, along with foreign currency options, to hedge material purchases, intercompany shipments and other commitments. In addition, the company hedges a portion of its contractual requirements of certain commodities with commodity swaps. These contracts are not carried at fair value in the financial statements as the related gains and losses are recognized in the same period and classified in the same manner as the underlying transactions. Any gains and losses on terminated contracts are deferred in current liabilities until the underlying transactions occur.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1) SUMMARY OF PRINCIPAL ACCOUNTING POLICIES--CONTINUED

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

Net Earnings Per Common Share: In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share," which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of common stock equivalents such as stock options. Diluted earnings per share amounts assume, if dilutive, the exercise of options and vesting of restricted stock using the treasury stock method. Earnings per share amounts, for all periods, have been presented, and where appropriate, restated to conform to Statement 128 requirements.

The following table provides the computation of basic and diluted earnings
(loss) per share:

December 31 (millions of dollars, except per share data)                  1997          1996           1995
                                                                       -------------------------------------
Numerator
---------
Net earnings (loss):
  Continuing operations                                                 $  (46)         $ 141          $ 195
  Discontinuing operations                                                  31             15             14
                                                                        ------          -----          -----
Numerator for basic earnings (loss) per share                              (15)           156            209

Effect of dilutive securities:
  Convertible debt                                                           -              4              4
                                                                        ------          -----          -----
Numerator for diluted earnings (loss) per share                         $  (15)         $ 160          $ 213
                                                                        ======          =====          =====

Denominator
-----------
For basic earnings (loss) per share-
  weighted-average shares outstanding                                     74.7           74.3           73.9

Effect of dilutive securities:
  Employee stock options                                                     -            0.7            0.7
  Convertible debt                                                           -            2.2            2.2
                                                                        ------          -----          -----
Dilutive potential common shares                                             -            2.9            2.9

Denominator for diluted earnings (loss) per share                         74.7           77.2           76.8
                                                                        ======          =====          =====

Basic earnings (loss) from continuing operations                        $(0.62)         $1.90          $2.64
Basic earnings (loss)                                                    (0.20)          2.10           2.83
                                                                        ======          =====          =====
Diluted earnings (loss) from continuing operation                        (0.62)          1.88           2.60
Diluted earnings (loss)                                                  (0.20)          2.08           2.78
                                                                        ======          =====          =====

                                     -16-

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(2) BUSINESS ACQUISITIONS AND DISPOSITIONS

In January 1998, the company increased its majority ownership interest in Whirlpool Narcissus Co., its Chinese joint venture that manufactures washing machines, for approximately $12 million pending government approval.

In November 1997, the company completed the purchase of approximately 33% of the voting shares, as well as preferred, or non-voting shares of the company's Brazilian affiliate, Brasmotor S.A., for $217 million. The shares, combined with the existing holdings, give the company a controlling interest of approximately 66% of the voting shares of Brasmotor. Brasmotor is the parent company of Multibras S.A. Eletrodomesticos, which has appliance sales of $1.6 billion and the leading market share position in Latin America, and Embraco, the world's second largest hermetic compressor manufacturer with annual sales of approximately $790 million.

In September 1997, the company reached a definitive agreement to sell the inventory, consumer, and international financing businesses of WFC to Transamerica Distribution Finance Corporation (TDF) (Refer to Note 3).

In August 1997, the company sold its majority interest in its Argentine business to Multibras S.A. Eletrodomesticos, in a share for share exchange of Whirlpool Argentina shares for additional shares in Multibras, slightly increasing the company's ownership stake in Multibras. No gain or loss was recognized by the company on this transaction. Whirlpool Argentina's annual sales and earnings are not significant to the company's consolidated results of operations.

In September 1996, the company acquired 100% of Gentech Trading (Pty.) Ltd., a South African company, for about $27 million - $2 million of cash and $25 million of assumed debt. Renamed Whirlpool South Africa, the company manufactures refrigerators and markets manufactured and imported appliances under the Whirlpool and local KIC brand names. Gentech annual sales were about $100 million for its fiscal year 1995.

In May 1996, two of the company's majority-owned subsidiaries in India, Kelvinator of India (KOI) and Whirlpool Washing Machines Limited (WWML), were merged and renamed Whirlpool of India (WOI). As part of the merger plan, the company purchased an additional interest in WWML for $12 million in April 1996, resulting in a 56% interest in the combined entity, WOI.

In 1995, the company acquired a majority interest in Shunde SMC Microwave Products Co., Ltd., a Chinese manufacturer and marketer of microwave ovens, for about $90 million in cash. The company also acquired a majority interest in KOI, a manufacturer and marketer of refrigerators, for about $116 million in cash. The company invested $16 million for a majority interest in Whirlpool Narcissus (Shanghai) Co. Ltd., a new Chinese joint venture, to produce washing machines.

The above acquisitions have been accounted for as purchases and their operating results have been consolidated with the company's results since the dates of acquisition. The proforma consolidated operating results reflecting these acquisitions for the full year would not have been materially different from reported amounts.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(3) DISCONTINUED OPERATIONS

During the third quarter of 1997, the company discontinued its financing operations and adopted a plan to dispose of most of the assets of Whirlpool Financial Corporation (WFC). The company recorded a pretax gain of $70 million ($42 million after-tax) related to the transaction.

In September 1997, the company reached a definitive agreement to sell the majority of WFC's assets in a series of transactions to Transamerica Distribution Finance Corporation (TDF). During the fourth quarter of 1997, the company completed the sale of certain inventory floor planning financing assets and international factoring assets to TDF for approximately $927 million. In January 1998, the company sold to TDF additional international assets and consumer financing receivable assets for approximately $370 million. The company expects to record a pretax gain of approximately $22 million in the first quarter of 1998 related to the completion of the TDF transactions. Under an ongoing strategic partnership, TDF will continue to provide financing services to the company's trade partners and customers. In separate transactions during the fourth quarter of 1997, the company sold certain consumer financing receivables for $98 million and entered into an agreement to sell a portion of WFC's aerospace financing business for $168 million, of which $144 million was sold in the first two months of 1998.

A $36 million operating charge ($22 million after-tax) was recorded in the third quarter of 1997 to provide an additional reserve for certain retained WFC aerospace assets.

Gross financing receivables and leases at December 31, 1997 and 1996 were $331 million and $2,128 million, respectively. Unearned income, estimated residual value and allowances related to these leases were $(55) million and $(23) million, respectively. Deferred income tax liabilities relating to financing leases were $127 million and $123 million at December 31, 1997 and 1996.

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

Net losses on financing receivables and leases were $35 million (excluding operating charge), $40 million and $39 million in 1997, 1996 and 1995. Financing receivables of $109 million, $108 million and $112 million are considered impaired under Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan" at December 31, 1997 and 1996. Specific allowances for losses on these receivables total $65 million, $29 million and $19 million at December 31, 1997 and 1996. WFC recognized $5 million, $9 million and $12 million of interest income in 1997, 1996 and 1995 on these receivables.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(4) INVENTORIES


December 31 (millions of dollars)               1997        1996
                                              -------------------
Finished products                             $ 1,015     $   991
Work in process                                    69          59
Raw materials                                     304         213
                                              -------     -------
Total FIFO cost                                 1,388       1,263

Less excess of FIFO cost over LIFO cost           218         229
                                              -------     -------
                                              $ 1,170     $ 1,034
                                              =======     =======

LIFO inventories represent approximately 24% and 39% of total inventories at December 31, 1997 and 1996.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(5) AFFILIATED COMPANIES

The company has a 49% direct voting interest in a Mexican company (Vitromatic, S.A. de C.V.) and direct voting interests ranging from 10% to 40% in several other international companies principally engaged in the manufacture and sale of major home appliances or related component parts. Prior to consolidation of the company's Brazilian subsidiary for the last two months of 1997 (Refer to Note
1), results were reflected as equity earnings of affiliated companies. The company's share of Brazilian results for 1997 was $78 million excluding restructuring and operating charges and $64 million including restructuring and operating charges.

Equity in the net earnings (loss) of affiliated companies, net of related taxes, is as follows:

(millions of dollars)            1997          1996          1995
                               ------------------------------------
Brazilian affiliates            $    60       $    92       $    70
Mexican affiliate                     5            (3)            -
Other                                 2             4             2
                               --------      --------      --------
Total equity earnings           $    67       $    93       $    72
                               ========      ========      ========

Combined condensed financial information for all affiliated operating companies (excluding Brazil in 1997) follows:

December 31 (millions of dollars)                 1997         1996
                                               ----------------------
Current assets                                  $   275       $ 1,365
Other assets                                        372         1,090
                                               --------      --------
                                                $   647       $ 2,455
                                               ========      ========

Current liabilities                             $   303       $   795
Other liabilities                                   160           380
Stockholders' equity                                184         1,280
                                               --------      --------
                                                $   647       $ 2,455
                                               ========      ========

                                     -20-

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5) AFFILIATED COMPANIES--CONTINUED

(millions of dollars)                1997          1996          1995
                                    -----------------------------------
Net sales                           $   937       $ 3,112       $ 2,772

Cost of products sold               $   596       $ 2,323       $ 2,122

Net earnings                        $    17       $   265       $   192

Dividends and fees paid to
 Whirlpool by affiliates            $     5       $    20       $    20

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(6) FINANCING ARRANGEMENTS

The company has unused credit lines of approximately $2.5 billion, including $800 million expiring in 2002 and the remainder expiring in 1998. Generally, the banks are compensated for their credit lines by a fee and do not require formal compensating balances.

Notes payable consist of the following:

December 31 (millions of dollars)              1997         1996
                                             --------------------
Payable to banks                             $   558      $   263
Commercial paper                                 752        1,761
Other                                             22           14
                                             -------      -------

                                             $ 1,332      $ 2,038
                                             =======      =======

The reduction of notes payable in 1997 from 1996 reflects a decrease in WFC commercial paper (Refer to Note 3) net of an increase in notes payable to banks resulting from the consolidation of Brasmotor S.A. (Refer to Note 2).

The weighted average interest rate on notes payable was 7.37% and 6.34% at December 31, 1997 and 1996.

Although the majority of its operating assets have been divested, WFC remains a legal entity with preferred stock arrangements as follows:

                                             Mandatory
              Number   Face      Annual     Redemption      Date of
            of Shares  Value    Dividend       Date        Issuance
            ---------  -----    --------    ----------     --------
Series A     400,000   $100      $5.55       9/1/1998       8/31/1993
Series B     350,000   $100      $6.55       9/1/2008       8/31/1993
Series C     250,000   $100      $6.09       2/1/2002      12/27/1996

The preferred stockholders are entitled to vote together on a share-for-share basis with WFC's common stockholder. Preferred stock dividends are payable quarterly. At its option, WFC may redeem the Series B at any time on or after September 1, 2003 or at any earlier date for Series C. The redemption price for each series is $100 per share plus any accrued unpaid dividends and the applicable redemption premium if redeemed early. Commencing September 1, 2003, WFC must pay $1,750,000 per year to a sinking fund for the benefit of the Series B preferred stockholders, with a final payment of $26,250,000 due on or before September 1, 2008. There are no sinking fund requirements for the Series A or Series C preferred stock.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6) FINANCING ARRANGEMENTS--CONTINUED

The company and WFC are parties to a support agreement. Pursuant to the agreement, if at the close of any quarter WFC's net earnings available for fixed charges (as defined) for the preceding twelve months is less than a stipulated amount, the company is required to make a cash payment to WFC equal to the insufficiency within 60 days of the end of the quarter. The support agreement may be terminated by either WFC or the company upon 30 days notice provided that certain conditions are met. The company has also agreed to maintain ownership of at least 70% of WFC's voting stock.

In January 1997, the company paid $113 million to call the outstanding subordinated zero coupon convertible notes resulting in an insignificant loss on extinguishment. The call payment was financed through issuance of additional commercial paper. At redemption, an aggregate principal amount of $372 million was converted into 2.7 million shares of the company's common stock.


Long-term debt consists of the following:

                                                                       Interest
December 31 (millions of dollars)              Maturity                  Rate                 1997            1996
                                            -------------            ------------           ------------------------


Debentures                                  2008 and 2016            7.8 and 9.1%           $    368        $    368
Senior notes                                2000 and 2003            9.0 and 9.5                 400             400
Medium term notes                            1999 to 2006            8.7 to 9.1                   25              25
Subordinated convertible notes                                                                     -             113
Mortgage notes                              1998 to 2012             6.3 to 6.6                   65              67
Other                                                                                            238             101
                                                                                            --------        --------
                                                                                               1,096           1,074

Less current maturities                                                                           22             119
                                                                                            --------        --------
                                                                                            $  1,074        $    955
                                                                                            ========        ========


Annual maturities of long-term debt in the next five years are $22 million, $180 million, $264 million, $51 million and $14 million.

The company paid interest, including a portion recorded as discontinued operations, on short-term and long-term debt totaling $242 million, $228 million and $232 million in 1997, 1996 and 1995.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(7) FAIR VALUE OF FINANCIAL INSTRUMENTS--CONTINUED

The carrying amounts and fair values of financial instruments for which the fair value does not approximate the liability carrying amount are as follow:

                                                                 1997                                       1996
                                                    ----------------------------              -----------------------------
                                                     Carrying             Fair                 Carrying              Fair
December 31 (millions of dollars)                     Amount             Value                  Amount              Value
                                                    ----------        ----------              ------------       ----------
Long-term debt (including current portion)          $   1,174         $   1,280               $   1,053          $   1,118
Derivative financial instruments (notional
  amounts indicated):
Hedges of net investment in Europe including
converted debt:
  Interest rate and cross currency interest rate
  swaps ($1,390 million in 1997;
  $1,506 million in 1996)                                 (78)              (42)                     21                110
  Foreign currency forward contracts
  ($7 million in 1997; $1 million in 1996)                  -                 -                       -                  -
Domestic interest rate swaps
  ($240 million in 1997; $240 million in 1996)              -                (4)                      -                 (1)
Transaction hedges:
  Foreign currency forward contracts
  ($736 million in 1997; $950 million in 1996)              -                (2)                      -                  -
  Foreign currency options
  ($- million in 1997; $- million in 1996                   -                 -                       -                  -
Hedges with commodity swaps
  ($19 million in 1997; $35 million in 1996)                -                 1                       -                  -
WFC interest rate and cross currency swaps
  ($30 million in 1997; $44 million in 1996)                -                 -                       -                  -
                                                    ---------         ---------               ---------          ---------

Total long-term debt                                $   1,096         $   1,233               $   1,074          $   1,227
                                                    =========         =========               =========          =========


WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(7) FAIR VALUE OF FINANCIAL INSTRUMENTS--CONTINUED

At December 31, 1997, interest rate and cross currency interest rate swaps effectively convert $876 million of U.S. dollar denominated debt into European currency denominations ($468 million - German marks, $319 million - French francs, $39 million - Swiss francs and $50 million - British pounds). About 38% of this converted debt has floating rates and 62% has fixed rates. Floating rates received range from LIBOR less .9% to LIBOR, and floating rates paid range from local currency LIBOR to local currency LIBOR plus 3.25%. Fixed rates received range from 3.55% to 7.20%, and fixed rates paid range from 5.13% to 9.25%. The swaps mature within nine years.

At December 31, 1997, domestic interest rate swaps effectively convert $240 million of fixed rate debt into floating rate debt. Fixed rates received range from 6.99% to 7.21%. Floating rates paid are LIBOR. The domestic interest rate swaps mature within five years.

At December 31, 1997, WFC interest rate swaps effectively convert $26 million of floating rate debt into fixed rate debt as well as converting $4 million of U.S. dollar denominated debt into Canadian currency denomination. Floating rates received are based on LIBOR or commercial paper rates, and fixed rates paid range from 6.33% to 8.83%. The WFC swaps mature within four years.

Foreign currency forward contracts mature within one day to two years and involve principally European and North American currencies. Copper and zinc commodity swaps mature within two years.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(8) STOCKHOLDERS' EQUITY

In addition to its common stock, the company has 10 million authorized shares of preferred stock (par value $1 per share), none of which is outstanding.

Consolidated retained earnings at December 31, 1997 included $20 million of equity in undistributed net earnings of affiliated companies.

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

The company will be entitled to redeem the Rights in whole, but not in part, at $.05 per Right at any time prior to the expiration of a 10 day period (subject to extension) following public announcement of the existence of a 20% holder or of a 25% or more tender offer. Until such time as the Rights become exercisable, the Rights have no voting or dividend privileges and are attached to, and do not trade separately from, the common stock.

At December 31, 1997, one million preferred shares were reserved for future exercise of Stock Purchase Rights.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(9) STOCK OPTION AND INCENTIVE PLANS

The company's stock option and incentive plan permits the grant of stock options and other stock awards covering up to 9.4 million shares to key employees of the company and its subsidiaries, of which 1.9 million shares are available for grant at December 31, 1997. The plan authorizes the grant of both incentive and nonqualified stock options and, further, authorizes the grant of stock appreciation rights and related supplemental cash payments independently of or with respect to options granted or outstanding. Stock options generally have 10 year terms, and vest and become fully exercisable over a two to three year period after date of grant. An Executive Stock Appreciation and Performance Program (ESAP), a Restricted Stock Value Program (RSVP) and a Career Stock Program (CSP) have been established under the plan. Performance awards under ESAP and RSVP are generally earned over multiyear time periods upon the achievement of certain performance objectives or upon a change in control of the company. CSP awards are earned at specified dates during a participant's career with the company or upon change in control of the company. ESAP awards are payable in cash, common stock, or a combination thereof when earned. RSVP grants restricted shares which may not be sold, transferred or encumbered until the restrictions lapse. CSP grants phantom stock awards which are redeemable for shares of the company's common stock upon the recipient's retirement after attaining age 60 and are subject to certain noncompetition provisions. Outstanding restricted and phantom shares totaled 882,400 with a weighted-average grant-date fair value of $46.07 per share at December 31, 1997 and 984,400 with a weighted-average grant-date fair value of $46.84 per share at December 31, 1996. Expenses under the plan were $21 million, $3 million and $5 million in 1997, 1996 and 1995.

Under the Nonemployee Director Stock Ownership Plan, each nonemployee director is automatically granted 400 shares of common stock annually and is eligible for a stock option grant of 600 shares if the company's earnings meet a prescribed earnings formula. This plan provides for the grant of up to 200,000 shares as either stock or stock options, of which 143,000 shares are available for grant at December 31, 1997. The stock options vest and become exercisable six months after date of grant. There were no significant expenses under this plan for 1997, 1996 or 1995.

The company maintains an employee stock option plan (PartnerShare) that grants substantially all full-time U.S. employees a fixed number of stock options that vest over a three year period and may be exercised over a 10 year period. PartnerShare authorizes the grant of up to 2.5 million shares of which 500,000 shares are available for grant at December 31, 1997.

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

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(9) STOCK OPTION AND INCENTIVE PLANS--CONTINUED

Had the company elected to adopt recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," under which stock options are accounted for at estimated fair value, proforma net earnings (loss) and diluted net earnings (loss) per share would be as follows:


December 31 (millions of dollars)          1997         1996        1995
                                       -------------------------------------
Net earnings (loss)                      $   (15)      $  156      $   209
  As reported                                (21)         153          209
  Proforma

Diluted net earnings (loss) per share
  As reported                            $ (0.20)      $ 2.08      $  2.78
  Proforma                                 (0.28)        2.04         2.77


The fair value of stock options used to compute proforma net earnings (loss) and earnings (loss) per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following assumptions: expected volatility factor of .183; dividend yield of 2.4%; risk-free interest rate of 5.5% and a weighted-average expected option life of 5 years.

The effects of proforma disclosures of applying SFAS No. 123 are not likely to be representative of the effects of such disclosures in future years. Statement No. 123 is applicable only to options granted subsequent to December 15, 1994, therefore the full proforma effect is not reflected in the years presented.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(9) STOCK OPTION AND INCENTIVE PLANS--CONTINUED


A summary of stock option information follows:

                                          1997                         1996                         1995
                                ----------------------------------------------------------------------------------
                                               Weighted-                    Weighted-                    Weighted-
December 31                                    Average                      Average                      Average
(thousands of shares,            Number        Exercise       Number        Exercise        Number       Exercise
except per share data)          of Shares       Price        of Shares       Price         of Shares      Price
                                ---------      --------      ---------      ---------      ---------     ---------

Outstanding at January 1            4,127      $  46.31          3,397      $   43.99          3,214     $   39.96
Granted                             1,360         45.78          1,282          50.62            723         55.75
Exercised                            (842)        39.83           (331)         34.06           (427)        32.65
Canceled or expired                  (415)        50.12           (221)         53.99           (113)        47.62
                                ---------                    ---------                     ---------

Outstanding at December 31          4,230      $  47.06          4,127      $   46.31          3,397     $   43.99
                                =========      ========      =========      =========      =========     =========

Exercisable at December 31          2,308      $  46.43          2,438      $   42.43          2,307     $   38.60
                                =========      ========      =========      =========      =========     =========
Fair Value of options
  granted during the year                      $   9.26                     $   10.24                    $   11.28
                                               ========                     =========                    =========


Of the outstanding options at December 31, 1997, 885,000 shares granted prior to 1993 (all of which are exercisable) have exercise prices ranging from $24.75 to $37.50 and a weighted-average remaining contractual life of 3.4 years, while 4,385,000 shares granted subsequent to 1992 (of which 1,423,000 shares are currently exercisable at a weighted-average exercise price of $53.69) have exercise prices ranging from $45.75 to $55.81 and a weighted-average remaining contractual life of 8.3 years.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(10) RESTRUCTURING AND OTHER SPECIAL CHARGES

Restructuring costs in 1997 and 1996 consist of the following:

December 31 (millions of dollars)                 1997    1996
                                                  ------------
Cash costs:
 Employee severance and related payments          $198     $ 9
 Lease termination, facility disposition
  and other costs                                   46       3
                                                  ----     ---
   Total cash costs                                244      12

Noncash costs:
 Loss on disposal of facilities and equipment       57       -
 Other asset write-downs                            42      18
                                                  ----     ---
   Total non-cash costs                             99      18
                                                  ----     ---

                                                  $343     $30
                                                  ====     ===

During 1997, the company incurred restructuring costs of $343 million to better align the company's cost structure within the global home-appliance marketplace. Pretax restructuring charges of $172 million, $101 million, $35 million, $25 million and $10 million relate to the company's European, Asian, Latin American, Corporate and North American operations. The restructuring charge includes the elimination of about 7,900 global positions between 1997 and 2000. About 25% of the cash costs were paid in 1997, with the remainder to be paid in 1998 and 1999. The impact of 1997 restructuring costs after-tax and minority interest was $232 million or $3.07 per diluted share.

In 1997, the company also recognized special charges of $62 million ($53 million of which affected operating profit), principally due to the adjustment of the carrying value of receivables and inventory, primarily in Europe and Asia. The impact of 1997 special operating charges on continuing operations after-tax and minority interest was $40 million or $.54 per diluted share. In addition, discontinued operations results include a pretax charge of $36 million, after-tax charge of $22 million or $.29 per diluted share to provide a reserve for certain WFC aerospace assets.

In 1996, restructuring costs relate to streamlining a North American refrigerator manufacturing operation in order to achieve greater efficiencies and lower manufacturing costs for specific refrigerator models, transferring Asian research and engineering operations from the regional center to the manufacturing locations and relocating the Whirlpool Asian headquarters. Pretax charges of $18 million and $12 million relate to the company's North American and Asian operations and involve the termination of about 850 employees. About 50% of the cash costs were paid in 1996, with the remainder paid in 1997. Total 1996 after-tax charges were $19 million or $.25 per diluted share.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(11) INCOME TAXES

Income tax provisions from continuing operations are as follows:


Year ended December 31 (millions of dollars)   1997          1996        1995
                                             ----------------------------------
Current:

 Federal                                      $    78       $    72     $   37
 State and local                              $    20       $    17     $    4
 Foreign                                      $    26       $     7     $   24
                                             ---------     ---------   --------
                                                  124            96         65

Deferred:

 Federal                                      $   (27)      $    (7)    $   26
 State and local                              $    (3)      $     1     $    7
 Foreign                                      $  (103)      $   (20)    $   (8)
                                             ---------     ---------   --------
                                                 (133)          (26)        25
                                             ---------     ---------   --------
                                              $    (9)      $    70     $   90
                                             =========     =========   ========

Inclusive of discontinued operations (Refer to Note 3) provisions for income taxes were $(12) million, $81 million and $100 million for 1997, 1996 and 1995, respectively.

Domestic and foreign earnings (loss) before income taxes and other items from continuing operations are as follows:


Year ended December 31 (millions of dollars)   1997          1996        1995
                                             ----------------------------------
Domestic                                      $   288       $   288     $  199
Foreign                                          (459)         (188)        15
                                             ---------     ---------   --------

                                              $  (171)      $   100     $  214
                                             =========     =========   ========

Earnings (loss) before income taxes and other items, including discontinued operations (Refer to Note 3), were $(178) million, $130 million and $242 million for 1997, 1996 and 1995, respectively.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(11) INCOME TAXES--CONTINUED

Reconciliations between the U.S. federal statutory income tax rate and the consolidated effective income tax (benefit) rate for earnings before income taxes and other items for continuing operations are as follows:

Year ended December 31                         1997       1996      1995
                                              --------------------------
U.S. federal statutory rate                   (35.0)%     35.0%     35.0%
Impact of restructuring charge                 18.2       (0.5)       --
State and local taxes, net of
  federal tax benefit                           8.8       12.4       4.0
Nondeductible goodwill amortization             2.3        9.9       4.9
Settlement of prior year taxes                   --         --      (5.1)
Excess foreign taxes (benefits)                (4.0)      (5.8)      4.5
Net benefits from unrecognized prior year
  deferred tax assets and carryfowards         (5.1)      (6.2)     (7.7)
Unbenefited operation losses                   10.9       23.2       3.2
Nondeductible interest                           --        4.3       1.9
Research tax credits                           (0.6)      (9.0)     (0.9)
Other items                                    (0.5)       6.8       2.4
                                              -----       ----      ----

Effective income tax (benefit) rate            (5.0)%     70.1%     42.2%
                                              =====       ====      ====

Inclusive of discontinued operations, the effective income tax (benefit) rate was (6.9)%, 61.9% and 41.3% for 1997, 1996 and 1995, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(11) INCOME TAXES --CONTINUED

Significant components of the company's deferred tax liabilities and assets are as follows:

December 31 (millions of dollars)                         1997       1996
                                                         -----------------
Deferred tax liabilities:
  Property, plant and equipment                          $  166     $  162
  Financial services leveraged leases                       126        123
  Other                                                      23         38
                                                         -------    -------
    Total deferred tax liabilities                          315        323

Deferred tax assets:
  Postretirement obligation                                 161        151
  Reserves                                                   17         20
  Restructuring costs                                        68         20
  Product warranty accrual                                   20         20
  Receivable and inventory allowances                        97          2
  Prepaid expenses                                           11          9
  Loss carryforwards                                        125         88
  Employee compensation                                      35         21
  Other                                                      24         27
                                                         -------    -------
    Total deferred tax assets                               558        358
      Valuation allowances for deferred tax assets          (25)       (30)
                                                         -------    -------
  Deferred tax assets, net of valuation allowances          533        328
                                                         -------    -------

  Net deferred tax assets                                $  218     $    5
                                                         -------    -------


The company has recorded valuation allowances to reflect the estimated amount of net operating loss carryforwards, restructuring costs and other deferred tax assets which may not be realized.

The company provides deferred taxes on the undistributed earnings of foreign subsidiaries and affiliates to the extent such earnings are expected to be remitted. Generally, earnings have been remitted only when no significant net tax liability would have been incurred. No provision has been made for U.S. or foreign taxes that may result from future remittances of the undistributed earnings ($442 million at December 31, 1997) of foreign subsidiaries and affiliates expected to be reinvested indefinitely. Determination of the deferred income tax liability on these unremitted earnings is not practicable as such liability, if any, is dependent on circumstances existing when remittance occurs.

The company paid income taxes of $23 million in 1997 and $102 million in both 1996 and 1995.

At December 31, 1997, the company has foreign net operating loss carryforwards of $330 million which are primarily nonexpiring.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(12) PENSION PLANS

The company maintains both contributory and noncontributory defined benefit pension plans covering substantially all North American and Brazilian employees and certain European employees. Benefits are based primarily on compensation during a specified period before retirement or specified amounts for each year of service. The company's present funding policy is to generally make the minimum annual contribution required by applicable regulations. Assets held by the plans consist primarily of listed common stocks and bonds, government securities, investments in trust funds, bank deposits and other investments.

In 1997, the company recognized settlement gains, net of termination benefit cost, of $12 million. These related to the sale of the WFC inventory and consumer financing businesses and a voluntary retirement program offered to certain other North American employees. The WFC retirement plan was merged into the Whirlpool Salaried Retirement Plan during the fourth quarter of 1997.

Pension cost, excluding the net gains described above, includes the following components:

December 31 (millions of dollars)                     1997     1996     1995
                                                    -------------------------
Service cost - benefits earned during the year      $   41    $  40    $  36
Interest cost on projected benefit obligation           84       80       77
Actual return on plan assets                          (204)    (157)    (267)
Net deferral/amortization                               99       50      164
                                                    -------   ------   ------

                                                    $   20    $  13    $  10
                                                    =======   ======   ======


Assumptions used in accounting for defined benefit pension plans are as follows:

December 31                                     1997        1996       1995
                                              -------------------------------

Discount rate                                 6.0-9.0%    6.5-9.0%   7.0-9.0%
Rate of compensation level increase           2.5-9.0%    2.5-6.0%   3.5-6.5%
Expected long-term rate of return on
  plan assets                                 4.5-9.5%    6.5-9.5%   6.5-9.5%

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(12) PENSION PLANS--CONTINUED

The funded status of the pension plans is as follows:

                                     Plans Whose Assets        Plans Whose
                                     Exceed Accumulated    Accumulated Benefits
                                          Benefits          Exceed Plan Assets
                                     -------------------   --------------------
December 31 (millions of dollars)      1997       1996       1995       1995
                                     --------   --------   --------   --------
Projected benefit obligation         $  (943)   $  (913)   $  (312)   $  (144)
Plan assets at fair value              1,312      1,259        140         63
                                     --------   --------   --------   --------

Plan assets in excess of (less
  than) projected benefit
  obligation                             369        346       (172)       (81)

Unrecognized prior service cost           69         47         14          7
Unrecognized net experience gain        (369)      (342)         4          4
Unrecognized net obligation,
  net of amortization                    (15)       (20)        48         (1)
Additional minimum liability              --         --         (7)        (5)
                                     --------   --------   --------   --------
Pension asset (liability)
  included in other assets
  (postemployment benefits)          $    54    $    31    $  (113)   $   (76)
                                     ========   ========   ========   ========


The accumulated benefit obligation, which is included in the projected benefit obligation, represents the actuarial present value of benefits attributed to employee service and compensation levels to date. The accumulated benefit obligation was $1,054 million and $919 million at December 31, 1997 and 1996. The vested portion was $932 million and $812 million at December 31, 1997 and 1996.

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

Certain European subsidiaries maintain termination indemnity and special severance plans. The cost of these plans, determined in accordance with local government specifications, was $15 million and $12 million in 1996 and 1995. The costs in 1997 were immaterial due to a lower termination rate than prior years.

The company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. Company matching contributions for domestic hourly and certain other employees under the plan, based on the company's annual operating results and the level of individual participant's contributions, amounted to $6 million, $7 million and $5 million in 1997, 1996 and 1995.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

The components of the annual postretirement benefit costs are as follows:

December 31 (millions of dollars)              1997    1996    1995
                                              ----------------------
Service cost                                    $10     $11     $10
Interest cost                                    29      28      26
                                                ---     ---     ---
                                                $39     $39     $36
                                                ===     ===     ===

The components of the postretirement obligation are as follows:

December 31 (millions of dollars)                       1997       1996
                                                        ---------------
Accumulated postretirement benefit obligation
 Retirees                                               $200       $181
 Fully eligible active participants                       78         87
 Other active plan participants                          110        114
                                                        ----       ----
        Total                                            388        382

Unrecognized gain (loss)                                  14         (1)
                                                        ----       ----
Postretirement obligation                               $402       $381
                                                        ====       ====

The assumed health-care trend rate decreases gradually from 8% in 1997 to 7% in 1998 and 1999 and finally to 6% in 2000 and future years. Increasing the health-care trend rate by one percentage point would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $28 million and increase the annual postretirement benefit cost for 1997 by $3 million. Discount rates of 7.75% and 8.0% were used to determine the accumulated postretirement benefit obligation at December 31, 1997 and 1996.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

At December 31, 1997 the company had $212 million in receivables subject to recourse provisions with TDF (Refer to Note 3).

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(15) BUSINESS SEGMENT INFORMATION

Geographic Segments

                                 North                           Other and          Major Home
(millions of dollars)           America         Europe          Eliminations        Appliances
                                -------         ------          ------------        ----------
Net sales

                        1997    $5,382          $2,431          $  804              $8,617
                        1996    $5,441          $2,592          $  490              $8,523
                        1995    $5,093          $2,502          $  568              $8,163

Operating profit (loss)

                        1997    $  347          $ (145)         $ (191)             $   11
                        1996    $  380          $  (17)         $  (85)             $  278
                        1995    $  314          $   90          $   38              $  366

Identifiable assets

                        1997    $2,084          $1,624          $3,984              $7,692
                        1996    $2,080          $1,951          $2,135              $6,166
                        1995    $2,171          $2,084          $1,913              $6,168

Depreciation expense

                        1997    $  171          $  110          $   18              $  299
                        1996    $  164          $  107          $   20              $  291
                        1995    $  140          $  105          $    8              $  253

Net capital expenditures

                        1997    $  140          $   84          $  151              $  375
                        1996    $  160          $  103          $   70              $  333
                        1995    $  262          $  186          $   29              $  477

The "Other and Eliminations" column includes $1,714 million in 1997 for Brazilian identifiable assets.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(15) BUSINESS SEGMENT INFORMATION--CONTINUED

Identifiable assets are those assets directly associated with the respective operating activities. Corporate assets which consist principally of cash, investments, prepaid expenses, intangibles, deferred income taxes and property and equipment related to corporate activities are included as other.

Substantially all of the company's trade receivables are from distributors and retailers.

Sales activity with Sears, Roebuck and Co., a North American major home appliance retailer, represented 20%, 21% and 20% of consolidated net sales in 1997, 1996 and 1995. Related receivables were 16%, 25% and 14% of consolidated trade receivables for December 31, 1997, 1996 and 1995.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(16) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) *

                                                                                Three Months Ended
                                                             -------------------------------------------------------
(millions of dollars,a except per share data)                December 31     September 30       June 30      March 31
                                                             -----------     ------------       -------      --------
1997
Net sales                                                       $2,510          $2,043          $2,074          $1,990

Cost of products sold                                           $1,887          $1,593          $1,588          $1,536

Earnings (loss) from continuing operations                      $   50          $ (200)         $   61          $   43

Net earnings (loss)                                             $   92          $ (218)         $   65          $   46

Per share of common stock:

Basic earnings (loss) from continuing operations                $  .67          $(2.68)         $  .82          $  .57
  Basic net earnings (loss)                                     $ 1.24          $(2.93)         $  .87          $  .62

Diluted earnings (loss) from continuting operations             $  .66          $(2.68)         $  .81          $  .57
  Diluted net earnings (loss)                                   $ 1.22          $(2.93)         $  .86          $  .62

Dividends paid                                                  $  .34          $  .34          $  .34          $  .34

Stock price:
  High                                                          $   66 15/16    $   69 1/2       $  55 1/4      $   52 1/2
  Low                                                           $   51 7/8      $   48           $  45 1/4      $   46
  Close                                                         $   55          $   66 5/16      $  54 9/16     $   47 5/8

Restructuring and other special charges described in Note 10 reduced third and fourth quarter earnings from continuing operations by $258 million and $14 million, respectively. Discontinued operations include a third quarter after-tax charge of $22 million to provide a reserve for certain WFC assets and a $42 million after-tax gain in the fourth quarter for the sale of WFC assets (Refer to Note 3).

Fourth quarter 1997 included two months of consolidated Brazilian results, $5 million relating to the elimination of the Brazil one month lag in reporting equity earnings and $8 million related to the pension settlement gain (Refer to Note 12).

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(16) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)*--CONTINUED

                                                                     Three Months Ended
                                                 ----------------------------------------------------------
(millions of dollars, except per share data)     December 31     September 30     June 30        March 31
                                                 ------------    ------------   ------------   ------------
1996

Net sales                                        $  2,126        $  2,155       $  2,229       $  2,013

Cost of products sold                            $  1,644        $  1,679       $  1,737       $  1,563

Earnings from continuing operations              $     40        $     19       $     48       $     34

Net earnings                                     $     45        $     21       $     52       $     38

Per share of common stock:

  Basic earnings from continuing operations      $    .54        $    .26       $    .64       $    .46
    Basic net earnings                           $    .60        $    .28       $    .71       $    .51

  Diluted earnings from continuing operations    $    .53        $    .26       $    .63       $    .46
    Diluted net earnings                         $    .59        $    .28       $    .70       $    .51

  Dividends paid                                 $    .34        $    .34       $    .34       $    .34

Stock price:
  High                                           $     50 7/8    $     53 1/8   $     61 3/8   $     59 1/2
  Low                                            $     44 1/4    $     47 7/8   $     48       $     50 1/8
  Close                                          $     46 5/8    $     50 5/8   $     49 5/8   $     55 1/4

Restructuring initiatives described in Note 10 reduced third quarter net earnings by $19 million or $.25 per diluted share.

* The 1996 and first three quarters of 1997 earnings per share amounts have been restated to reflect WFC as a discontinued operation and to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." As a result of the company's 1997 full year net loss, diluted earnings per share on a year-to-date basis does not equal the sum of the individual quarters' diluted earnings per share.

                         Report of Ernst & Young LLP,
                             Independent Auditors
--------------------------------------------------------------------------------


The Stockholders and Board of Directors
Whirlpool Corporation
Benton Harbor, Michigan


We have audited the accompanying consolidated balance sheets of Whirlpool Corporation as of December 31, 1997 and 1996, and the related consolidated statements of earnings and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Brasmotor S.A. and its consolidated subsidiaries, whose statements reflect total assets of $2,200 million and $2,100 million as of December 31, 1997 and 1996, respectively and net earnings of $41 million and $120 million for the years ended December 31, 1997 and 1996, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for Brasmotor S.A. and its consolidated subsidiaries, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits and the reports of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Whirlpool Corporation at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/Ernst & Young LLP

Chicago, Illinois
January 26, 1998



                          Report by Management on the
                       Consolidated Financial Statements
--------------------------------------------------------------------------------

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

     The financial statements were prepared from the company's accounting records, books and accounts which, in reasonable detail, accurately and fairly reflect all material transactions. The company maintains a system of internal controls designed to provide reasonable assurance that the company's accounting records, books and accounts are accurate and that transactions are properly recorded in the company's books and records, and the company's assets are maintained and accounted for, in accordance with management's authorizations. The company's accounting records, policies and internal controls are regularly reviewed by an internal audit staff.

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


/s/Ralph F. Hake
Ralph F. Hake
Senior Executive Vice President and Chief Financial Officer
February 10, 1998

CONSOLIDATED OPERATIONS                                   1997         1996         1995        1994          1993         1992
-----------------------                                 -------      --------     --------     -------      --------     --------
  Net sales                                             $ 8,617      $  8,523     $  8,163     $ 7,949      $  7,368     $  7,097
------------------------------------------------------------------------------------------------------------------------------------
  Operating profit  (1)                                 $    11      $    278     $    366     $   370      $    504     $    447
  Earnings (loss) from continuing operations before
    income taxes and other items                        $  (171)     $    100     $    214     $   269      $    418     $    334
  Earnings (loss) from continuing operations            $   (46)     $    141     $    195     $   147      $    257     $    179
  Earnings (loss) from discontinued operations   (2)    $    31      $     15     $     14     $    11      $    (28)    $     26
  Net earnings (loss)   (3)                             $   (15)     $    156     $    209     $   158      $     51     $    205
------------------------------------------------------------------------------------------------------------------------------------
  Net capital expenditures                              $   378      $    336     $    483     $   418      $    309     $    288
  Depreciation                                          $   322      $    318     $    282     $   246      $    241     $    275
  Dividends                                             $   102      $    101     $    100     $    90      $     85     $     77
------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL POSITION
-------------------------------
  Current assets                                        $ 4,281      $  3,812     $  3,541     $ 3,078      $  2,708      $ 2,740
  Current liabilities                                   $ 3,676      $  4,022     $  3,829     $ 2,988      $  2,763      $ 2,887
  Working capital                                       $   605      $   (210)    $   (288)    $    90      $    (55)     $  (147)
  Property, plant and equipment-net                     $ 2,375      $  1,798     $  1,779     $ 1,440      $  1,319      $ 1,325
  Total assets                                          $ 8,270      $  8,015     $  7,800     $ 6,655      $  6,047      $ 6,118
  Long-term debt                                        $ 1,074      $    955     $    983     $   885      $    840      $ 1,215
  Stockholders' equity                                  $ 1,771      $  1,926     $  1,877     $ 1,723      $  1,648      $ 1,600
------------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
--------------
  Basic earnings (loss) from continuing operations
    before accounting change                            $(0.62)      $   1.90     $   2.64     $  1.98      $   3.60      $  2.55
  Diluted earnings (loss) from continuing operations
    before accounting change                            $(0.62)      $   1.88     $   2.60     $  1.95      $   3.47      $  2.46
  Diluted net earnings (loss)    (3)                    $(0.20)      $   2.08     $   2.78     $  2.10      $   0.71      $  2.81
  Dividends                                             $ 1.36       $   1.36     $   1.36     $  1.22      $   1.19      $  1.10
  Book value                                            $23.71       $  25.93     $  25.40     $ 23.21      $  23.17      $ 22.91
  Closing Stock Price - NYSE                            $   55       $  46 5/8    $  53 1/4    $ 50 1/4     $  66 1/2     $ 44 5/8
------------------------------------------------------------------------------------------------------------------------------------

(millions of dollars except share and employee data)

CONSOLIDATED OPERATIONS                                    1991       1990       1989      1988        1987
-----------------------                                   -------    -------    -------   -------     -------
  Net sales                                               $ 6,550    $ 6,424    $ 6,138   $ 4,306     $ 4,104
-----------------------------------------------------------------------------------------------------------------
  Operating profit  (1)                                   $   353    $   300    $   377   $   227     $   283
  Earnings (loss) from continuing operations before
    income taxes and other items                          $   256    $   177    $   281   $   210     $   265
  Earnings (loss) from continuing operations              $   139    $    45    $   169   $   146     $   173
  Earnings (loss) from discontinued operations   (2)      $    31    $    27    $    18   $   (52)    $     8
  Net earnings (loss)   (3)                               $   170    $    72    $   187   $    94     $   192
-----------------------------------------------------------------------------------------------------------------
  Net capital expenditures                                $   287    $   265    $   208   $   166     $   223
  Depreciation                                            $   233    $   247    $   222   $   143     $   133
  Dividends                                               $    76    $    76    $    76   $    76     $    79
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL POSITION
-------------------------------
  Current assets                                          $ 2,920    $ 2,900    $ 2,889   $ 1,827     $ 1,690
  Current liabilities                                     $ 2,931    $ 2,651    $ 2,251   $ 1,374     $ 1,246
  Working capital                                             (11)   $   249    $   638   $   453     $   444
  Property, plant and equipment-net                       $ 1,400    $ 1,349    $ 1,288   $   820     $   779
  Total assets                                            $ 6,445    $ 5,614    $ 5,354   $ 3,410     $ 3,137
  Long-term debt                                          $ 1,528    $   874    $   982   $   474     $   367
  Stockholders' equity                                    $ 1,515    $ 1,424    $ 1,421   $ 1,321     $ 1,304
-----------------------------------------------------------------------------------------------------------------
PER SHARE DATA
--------------
  Basic earnings (loss) from continuing operations
    before accounting change                              $  2.00    $  0.65    $  2.44   $  2.11     $  2.41
  Diluted earnings (loss) from continuing operations
    before accounting change                              $  1.98    $  0.65    $  2.44   $  2.10     $  2.41
  Diluted net earnings (loss)    (3)                      $  2.41    $  1.04    $  2.70   $  1.36     $  2.67
  Dividends                                               $  1.10    $  1.10    $  1.10   $  1.10     $  1.10
  Book value                                              $ 21.78    $ 20.51    $ 20.49   $ 19.06     $ 18.83
  Closing Stock Price - NYSE                              $ 38 7/8   $ 23 1/2   $ 33      $ 24 3/4    $ 24 3/8
-----------------------------------------------------------------------------------------------------------------

                                                           1997       1996        1995         1994         1993         1992
                                                           ----       ----        ----         ----         ----         ----
KEY RATIOS                                       (4)
----------
     Operating profit margin                               0.1%        3.3%         4.5%         4.7%         6.8%         6.3%
     Pre-tax margin                              (5)      (2.0)%       1.2%         2.6%         3.4%         5.7%         4.7%
     Net margin                                  (6)      (0.5)%       1.7%         2.4%         1.8%         3.5%         2.5%
     Return on average stockholders' equity      (7)      (0.8)%       8.2%        11.6%         9.4%        14.2%        13.1%
     Return on average total assets              (8)      (0.7)%       1.8%         3.0%         2.8%         4.0%         3.3%
     Current assets to current liabilities                 1.2         0.9          0.9          1.0          1.0          0.9
     Total debt-appliance business
       as a percent of invested capital          (9)      38.5%       42.6%        43.3%        34.4%        31.6%        41.7%
     Price earnings ratio                                  --         22.4         19.2         23.9         21.2         15.9
     Interest coverage                          (10)       0.7         2.4          3.1          4.0          5.0          3.4
------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
----------
     Number of common shares
       outstanding (in thousands):
       Average - on a diluted basis                     74,697      77,178       76,812       77,588       76,013       75,661
       Year-end                                         75,262      74,415       74,081       73,845       73,068       70,027
     Number of stockholders (year-end)                  10,171      11,033       11,686       11,821       11,438       11,724
     Number of employees (year-end)                     61,370      48,163       45,435       39,016       39,590       38,520
     Total return to shareholders
        (five year annualized)                  (11)       6.8%        6.3%        20.8%        12.0%        25.8%        17.0%


                                                           1991       1990        1989         1988         1987
                                                           ----       ----        ----         ----         ----
KEY RATIOS                                       (4)
----------
     Operating profit margin                               5.4%        4.7%         6.1%         5.3%         6.9%
     Pre-tax margin                              (5)       3.9%        2.8%         4.6%         4.9%         6.5%
     Net margin                                  (6)       2.1%        0.7%         2.8%         3.4%         4.2%
     Return on average stockholders' equity      (7)      11.6%        5.1%        13.7%         7.2%        13.6%
     Return on average total assets              (8)       2.9%        1.4%         4.9%         2.9%         6.0%
     Current assets to current liabilities                 1.0         1.1          1.3          1.3          1.4
     Total debt-appliance business
       as a percent of invested capital          (9)      46.1%       37.6%        39.2%        20.5%        19.3%
     Price earnings ratio                                 16.1        22.6         12.2         18.2          9.7
     Interest coverage                          (10)       2.9         2.0          3.6          6.2         13.6
------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
----------
     Number of common shares
       outstanding (in thousands):
       Average - on a diluted basis                     72,581      69,595       69,461       69,435       71,911
       Year-end                                         69,640      69,465       69,382       69,289       69,232
     Number of stockholders (year-end)                  12,032      12,542       12,454       12,521       12,128
     Number of employees (year-end)                     37,886      36,157       39,411       29,110       30,301
     Total return to shareholders
        (five year annualized)                  (11)       6.7%        2.8%        11.3%         4.4%         6.2%

 (1) Restructuring and special operating charges were $405 million in 1997, $30 million in 1996, and $250 million in 1994. See Note 10.
 (2) The Company's financial services business was discontinued in 1997 and the kitchen cabinet business was discontinued in 1988.
 (3) Includes cumulative effect of accounting changes: 1993-Accounting for postretirement benefits other than pensions of ($180) million or ($2.42) per diluted share and 1987 - Accounting for income taxes of $11 million or $0.15 per diluted share.
 (4) Excluding non-recurring items, selected 1997 Key Ratios would be as follows: a) Operating profit margin 4.7%, b) Pre-tax margin 2.7%, c) Net margin 2.6%, d) Return on average stockholders' equity 12.0%, e) Return on average total assets 2.7%, and f) Interest coverage 3.0%.
 (5) Earnings from continuing operations before income taxes and other items, as a percent of sales.
 (6) Earnings from continuing operations before accounting change, as a percent of sales.
 (7) Net earnings before accounting change divided by average stockholders' equity.
 (8) Net earnings before accounting change, plus minority interest divided by average total assets.
 (9) Debt less cash and equivalents divided by debt, stockholders' equity and minority interests less cash and equivalents.
(10) Ratio of earnings from continuing operations (before income taxes, accounting change and interest expense) to interest expense.
(11)  Stock appreciation plus reinvested dividends.