Form 10-K405, Exhibit 13
period 1998-12-31
WHIRLPOOL CORP /DE/
filed 1999-03-22
CIK 106640

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

The consolidated statements of earnings summarize operating results for the last three years. This section of Management's Discussion and Analysis highlights the main factors affecting changes in operating results during the three-year period. Unless otherwise noted, all comparisons are to 1997 and 1996 excluding discontinued operations, restructuring and other non-recurring items [see "Discontinued Operations, Non-Recurring Items and Net Earnings/(Loss)"].

The company's investment in its Brazilian subsidiary, Brasmotor S.A., is accounted for on a consolidated basis for the full year 1998 and the last two months of 1997. Prior to the consolidation, the Brazilian operations were accounted for on an equity basis. Prior to the fourth quarter of 1997, the company's Brazilian operations were reported on a one-month lag. In the fourth quarter of 1997, this one-month reporting lag was eliminated and the Brazilian results for the year ended December 31, 1997 included activity for 13 months. The effect of eliminating the one-month lag increased 1997 net earnings $5 million.


Net Sales
---------

Net sales were $10.3 billion in 1998, an increase of 20% over 1997. Excluding the impact of consolidating Brasmotor and currency fluctuations, net sales were up 4%. North American unit volumes were up 10%, in an industry that was up nearly 9%. North American sales were up 6% due to increased volume, partially offset by competitive price pressures and mix. North American industry shipments are expected to be flat in 1999. European unit volumes were up 7% over 1997 while the industry was up 4%. European sales in U.S. dollars were up 4%. Excluding the effect of currency fluctuations, sales were up nearly 8% year-over-year due to higher volumes and improved product and brand mix that is driving higher average sales value. European industry shipments are expected to be up 2% in 1999.

Net sales were $8.6 billion in 1997, including two months of sales related to consolidating Brasmotor, an increase of 1% over 1996. Excluding currency fluctuations and the consolidation of Brasmotor, net sales were down 1%. North American unit volumes were up 1% over 1996, in an industry that was up less than 1%. North American sales were down 1%, due to competitive pricing partially offset by increased volume and favorable product mix. European unit volumes were up 4%, which was in line with the industry growth. European sales in U.S. dollars were down 6% compared to 1996; however, excluding the effect of currency fluctuations, sales were up more than 8% year-over-year. Sales growth in Europe, in local currency, reflected stabilization of the declining price realization that affected the industry in 1996.

Expenses
--------

Gross margin percentage improved by nearly one percentage point in 1998. North American gross margin percentage improved due to increased volume, productivity improvements and reduced material costs, partially offset by price deterioration. European gross margin improved due to the benefits of restructuring plus manufacturing efficiencies and reduced material costs.

Gross margin percentage improved over one percentage point in 1997. North American gross margin percentage improved principally due to manufacturing efficiencies, effective cost control management and reduced material costs, partially offset by price deterioration. Price realization combined with improved product mix, effective cost control management and reduced material costs improved the European gross margin percentage nearly three percentage points in 1997.

Selling and administrative expenses as a percent of net sales improved by over one percentage point in 1998 versus 1997 due to restructuring savings and other cost reduction initiatives, partially offset by pretax provisions totaling $28 million in Brazil related to increased credit risk as a number of retailers sought protection from creditors under the Brazilian equivalent of Chapter 11. North American expenses as a percentage of net sales improved on higher sales and cost reduction efforts. European expenses as a percent of net sales improved by nearly two percentage points due to higher sales and reduced costs mainly from restructuring and further efficiency savings.

Selling and administrative expenses as a percent of net sales were flat in 1997 compared to 1996. The North American and European percentages were both essentially flat with the prior year.

Other Income and Expense
------------------------

Interest and sundry income (expense) for 1998 was favorable to 1997 primarily due to the inclusion of interest income from the company's Brazilian operations, which typically hold larger balances of cash equivalents relative to the size of the business. Partly offsetting this was an increase in interest expense from 1997, which was also primarily driven by the consolidation of the company's Brazilian operations.

Interest and sundry income (expense) for 1997 was favorable compared to 1996, but was almost fully offset by the increase in interest expense.

Income Taxes
------------

The effective tax rate for continuing operations was 37% in 1998 compared to 44% in 1997 and 62% in 1996. The lower tax rate in 1998 compared to 1997 is due to the impact of consolidating Brasmotor, the recognition of certain tax benefits in Europe and Brazil, and the lower impact of permanent tax differences resulting from higher earnings. The lower effective tax rate in 1997 compared to 1996 is due to the diminished impact of permanent items resulting from higher pretax earnings, the impact of consolidating Brasmotor as well as certain tax loss benefits.

Including restructuring charges and non-recurring charges, the effective tax (benefit) rates for 1997 and 1996 were (5)% and 70%, respectively.

Equity in Affiliated Companies
------------------------------

Equity earnings were $1 million, $72 million and $93 million in 1998, 1997 and 1996. The decrease in 1998 is due primarily to the consolidation of Brasmotor starting in the last two months of 1997. The 1997 decline primarily reflected a slowdown in the previously robust growth in the Brazilian appliance industry partially offset by Befiex, a Brazilian government export incentive program, and other tax benefits.

Earnings from Continuing Operations
------------------------------------

Excluding non-recurring items, earnings from continuing operations for 1998, 1997 and 1996 were as follows:

                                                1998                1997                1996
---------------------------------------------------------------------------------------------------
Earnings from Continuing Operations         $310 million        $226 million        $160 million
---------------------------------------------------------------------------------------------------
Diluted Earnings per Share                            $4.06               $2.99               $2.13
---------------------------------------------------------------------------------------------------
Basic Earnings per Share                              $4.09               $3.02               $2.15
---------------------------------------------------------------------------------------------------

Discontinued Operations, Non-Recurring Items and Net Earnings/(Loss)
--------------------------------------------------------------------

During 1998, the company recorded an after-tax gain of $15 million or $.19 per diluted share related to the sale of consumer financing and European inventory financing assets to Transamerica Distribution Finance Corporation ("TDF"), concluding a series of transactions to dispose of its financing business initiated in the fourth quarter of 1997. Over the two years 1998 and 1997, the company recorded total after-tax gains of $57 million or $.74 per diluted share related to these transactions.

In 1997, an after-tax and minority interests restructuring charge of $232 million or $3.07 per diluted share and an after-tax and minority interests special operating charge of $40 million or $.54 per diluted share were incurred to better align the company's cost structure within the global home-appliance marketplace. A discontinued operations after-tax charge of $22 million or $.29 per diluted share, an after-tax gain on business dispositions of $42 million or $.55 per diluted share and discontinued earnings of $12 million or $.16 per diluted share were also recorded. Refer to Notes 3 and 10 to the accompanying consolidated financial statements.

In 1996, an after-tax restructuring charge of $19 million or $.25 per diluted share was incurred to improve the company's long-term cost competitiveness and profitability in the North American refrigeration market and in Asia. Discontinued earnings of $15 million or $.19 per diluted share were also recorded.

Including discontinued operations and non-recurring items, net earnings/(loss) for 1998, 1997 and 1996 were as follows:

                                                1998                1997                 1996
----------------------------------------------------------------------------------------------------
Net Earnings/(Loss)                         $325 million        $(15) million        $156 million
----------------------------------------------------------------------------------------------------
Diluted Earnings/(Loss) per Share                     $4.25               $(.20)               $2.08
----------------------------------------------------------------------------------------------------
Basic Earnings/(Loss) per Share                       $4.29               $(.20)               $2.10
----------------------------------------------------------------------------------------------------

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

Cash provided by operating activities was $763 million, $593 million and $545 million in 1998, 1997 and 1996. The increase in 1998 from 1997 is primarily due to higher earnings, adjusted for depreciation and minority interests, partially offset by spending for restructuring. The increase in 1997 from 1996 is primarily due to favorable performance in inventory, accounts payable, income tax payable and other operating accounts.

Investing Activities
--------------------

The principal recurring investing activities are property additions. Net property additions for continuing operations were $523 million, $378 million and $336 million in 1998, 1997 and 1996. The increase in 1998 from 1997 principally resulted from the consolidation of Brasmotor. These expenditures were primarily for equipment and tooling related to product improvements, more efficient production methods and equipment replacement for normal wear and tear.

In 1997, the company began construction of a new $86 million facility in Pune, India to manufacture no-frost refrigerators for the South Asia appliance market. The facility began commercial production in the first quarter of 1998.

Refer to Note 2 to the accompanying consolidated financial statements for discussion of business dispositions and acquisitions during the last three years.

Financing Activities
--------------------

Dividends to shareholders totaled $102 million, $102 million and $101 million in 1998, 1997 and 1996.

The company's net borrowings decreased by $423 million in 1998, excluding the effect of currency fluctuations, resulting primarily from proceeds related to the WFC asset sales. Also during 1998, the company redeemed $40 million of WFC preferred stock.

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


FINANCIAL CONDITION AND OTHER MATTERS

The financial position of the company remains strong as evidenced by the December 31, 1998 balance sheet. The company's total assets are $7.9 billion and stockholders' equity is $2.0 billion.

The overall debt, net of cash, to invested capital ratio (debt ratio) of 34.6% was down from 42.1% in 1997 due primarily to the proceeds related to the WFC asset sales used to repay debt and improved cash flows. The company's debt continues to be rated investment grade by Moody's Investors Service Inc., Standard and Poor's and Duff & Phelps.

Market Risk
-----------

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

The company manages a portfolio of domestic and cross currency interest rate swaps that serve to effectively convert U.S. Dollar (USD) denominated debt into that of various European currencies. Such local currency denominated debt serves as an effective hedge against the European cash flows and net assets that exist today and that are expected to be generated by the European business over time. (Refer to Notes 1 and 7 for the accounting treatment for, and a detailed description of, these instruments.) Domestic and cross currency interest rate swaps in this portfolio are sensitive to changes in foreign currency exchange rates and interest rates. As of December 31, 1998, a ten percent appreciation of the USD versus the European currencies alone would have resulted in an incremental unrealized gain on these contracts of $57 million. The converse event would have resulted in an incremental unrealized loss on these contracts of $100 million. As of December 31, 1998, ten percent favorable shifts in interest rates alone to each swap would have resulted in an incremental unrealized gain of $13 million. The converse events would have resulted in an incremental unrealized loss of $10 million.

The company uses foreign currency forward contracts and options from time to time to hedge the price risk associated with firmly committed and forecasted cross-border payments and receipts related to its ongoing business and operational financing activities. The value of these contracts moves in a direction opposite to that of the transaction being hedged, thus eliminating the price risk associated with changes in market prices. Foreign currency contracts are sensitive to changes in foreign currency exchange rates. At December 31, 1998, ten percent unfavorable exchange rate movements in the company's portfolio of foreign currency forward contracts would have resulted in an incremental unrealized loss of $43 million while ten percent favorable shifts would have resulted in an incremental unrealized gain of $43 million. Consistent with the use of these contracts, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions. The company had no foreign currency options outstanding at December 31, 1998.

The company manages a portfolio of domestic interest rate swap contracts that serve to effectively convert long-term, fixed rate USD-denominated debt into floating rate LIBOR-based debt. The company also uses commodity swap contracts to hedge the price risk associated with firmly committed and forecasted commodities purchases which are not hedged by contractual means directly with suppliers. As of December 31, 1998, a ten percent increase or decrease in interest rates would not have resulted in a material gain or loss. Ten percent favorable shifts in copper and zinc prices would have resulted in an incremental $4 million gain and $4 million loss, respectively.

Brasmotor's long-term debt carries a floating interest rate that periodically reprices driving the carrying value to approximate the fair value. As of December 31, 1998, a ten percent increase or decrease in interest rates would not have resulted in a material gain or loss. The company's USD-denominated debt is sensitive to currency exchange rates. Refer to the Latin America section below.

The company's sensitivity analysis reflects the effects of changes in market risk but does not factor in potential business risks.

The company has external sources of capital available and believes it has adequate financial resources and liquidity to meet anticipated business needs and to fund future growth opportunities such as new products, acquisitions and joint ventures.

Latin America
--------------

In January 1999, the company's Brazilian operations faced significant financial and operational difficulties due to high interest rates and the devaluation of Brazil's currency, the real. The company's financial strategy is to minimize the long-term cost of capital within Latin America by borrowing primarily in USD, and believes that short-run exchange rate fluctuations on USD-denominated debt are acceptable risks compared to the long-term cost of funding in local currencies.

Consistent with the above strategy, the company's Brazilian subsidiary currently maintains a significant level of cash that is invested in local currency. The primary reason for holding cash in Brazil is the desire to hold a reasonable safety stock of cash in case of an economic downturn and the resultant difficult credit markets. The secondary reason is that the company has significant historical earnings in Brazil that cannot be economically repatriated due to minority shareholder positions and tax costs.

On January 26, 1999, the company announced that the foreign currency loss in the first quarter 1999 could be approximately $0.015 per diluted share for each 1% in devaluation from the exchange rate in effect immediately prior to the devaluation of the real and the change in the Brazilian government's foreign exchange policy in January 1999. The company also announced at that time that it expected the full year 1999 devaluation of the Brazilian currency to be approximately 30%.

The company's after-tax share of the benefits of a Brazilian government export incentive program (Befiex) was $15 million in 1998. In 1997, the company recorded $34 million in Befiex and other tax benefits. The Befiex program ended in mid July 1998.

On May 15, 1998, the company announced it was exploring a full array of strategic business options involving Empresa Brasileira de Compresorres S.A. (Embraco), a hermetic compressor manufacturing subsidiary with approximately $800 million in sales for 1998. The review, which is still ongoing, includes the possible sale of Embraco.

In December 1996, a favorable decision was obtained by Multibras S.A. Eletrodomesticos (Multibras) and Embraco with respect to additional export incentives in connection with the Befiex program. In April 1997, Multibras and Embraco submitted tax-credit claims for about 447 million reais (equivalent to US$440 million as of December 1996) relating to the favorable decision for exports from July 1988 through December 1996. This amount is impacted by exchange rate fluctuations, offset by accrued interest. The Brazilian court must render a final decision on the amount, timing and payment method of any final award. The company has not recognized any income relating to the claims involving sales prior to 1997 because the timing and payment amount of such claims is uncertain.

Year 2000
---------

An issue affecting the company and most other companies is whether computer systems and applications will properly process dates beyond the Year 2000. In 1996, the company began assessing the effect of this issue on its operations and has since utilized the services of outside consultants in this effort. In 1998, the company appointed a new Chief Information Officer, who has as one of his key responsibilities the global coordination of the company's efforts to assess the Year 2000 problem and implement the necessary changes.

The company currently does not anticipate any material adverse effect on its computer software systems as a result of the Year 2000 problem. Key internal computer systems have been evaluated for Year 2000 compliance and regional remediation plans have been developed. Work is underway to replace or upgrade key internal systems to ensure they remain operational up to and beyond December 31, 1999. All critical computer systems are expected to be Year 2000 compliant by the second quarter of 1999. The company anticipates that Year 2000 remediation projects will be successfully completed according to plan and that the costs of such projects will not be material to the company. The cumulative cost of projects dedicated solely to Year 2000 remediation is approximately $19 million and is currently expected to reach close to $32 million by December 31, 1999. These costs do not include the cost of upgrading systems for other business reasons; such upgrades will usually provide the additional benefit of making the systems Year 2000 compliant.

The company also has completed an assessment of its products and does not anticipate that any significant problems will be experienced with the appliances
it manufactures due to the Year 2000 issue.   Appliances produced by the company
generally do not have calendar date systems and therefore are not likely to experience failures caused by the millennium date change.

The company has surveyed its key suppliers to understand their plans to address the Year 2000 problem. The company will continue monitoring its suppliers to determine the availability of components and raw materials as the millennium approaches; however, suppliers could have significant Year 2000 problems that could adversely affect the company. The company is also in the process of creating business teams in each of its regions around the world to consider the contingency plans that may be necessary for this issue, particularly with regard to delays that may occur with supplier orders. Additionally, building and equipment infrastructure compliance is still being assessed.

Although the company believes that it can address Year 2000 readiness issues related to its operations, there still may be disruptions that are unforeseen. These issues create risks for the entire business community with a wide range of opinions on the effect of the Year 2000 issue on the overall global economy.
The effect of the problem on transportation systems and government agencies, among others, are risks that cannot be adequately assessed or addressed to eliminate the risk of the Year 2000 issue for the company. As a result, while it is difficult for the company to appraise the likelihood, or the impact on its business, of the risks of the Year 2000 problem, the company does not believe its risks are greater than or different from other companies with similar operations.

Over the past several months, the company has taken further steps to increase the global coordination of its Year 2000 compliance program and has appointed a global project manager to oversee the Year 2000 compliance efforts of the company's operations in each region. As part of this global coordination, an outside consultant has completed a review of the internal Year 2000 programs of the company's operations in each of its regions around the world. The review indicated that the company's major business units in its key markets of Europe, North America and Latin America are following reasonable plans to address the Year 2000 issue. The outside consultant's review also indicated that the company's business units in India and China will need more attention compared to the other regions in order to implement the company's Year 2000 program, and the company intends to increase its Year 2000 efforts in these two business units over the next several months. However, due to the low level of automation in the company's India and China operations and the operations of the supply base in these countries, the Year 2000 issue will not be as significant a problem in these countries as in other parts of the world.

The above section, even if incorporated by reference into other documents or disclosures, is a Year 2000 Readiness Disclosure as defined under the Year 2000 Information and Readiness Disclosure Act of 1998.

Euro Currency Conversion
------------------------

On January 1, 1999, eleven member nations of the European Union began the conversion to a common currency, the "euro." The company has significant manufacturing operations and sales in these countries. The introduction of the euro may have the following effects on the company's business operations.

The competitive structure of the industry may change as the single currency eliminates short-term cost advantages or disadvantages due solely to currency fluctuation.

The euro will eliminate transaction gains and losses on accounts receivable and payable with third parties located within the participating countries. Because the company operates and sells throughout the affected countries, it believes these impacts will tend to offset each other and not have a material impact on overall results.

Prices to customers may converge throughout the affected countries, although the company believes that in recent years competitive pressures have to some extent eliminated price differences solely caused by the lack of price transparency.

Internal computer system and business processes will need to be changed to accommodate the new currency. The company has established a cross-functional team, guided by an executive-level steering committee, to address these issues. It currently plans to make changes in two phases. In the first phase, from 1999 to 2001, the company will have the capability to bill customers and pay suppliers in euro, but will continue to maintain its accounts in the national currencies. In 2002, all remaining operational and financial systems will be converted to the euro. The cost of the first phase is not material; the cost of the second phase has not been estimated at this time.

Operating efficiencies should ultimately result from reduction of the complexity of doing business in multiple currencies. No estimate of these efficiencies has been made.

                     CONSOLIDATED STATEMENTS OF EARNINGS



Year ended December 31 (millions of  dollars, except per share data)
                                                                           1998          1997           1996
                                                                         --------      ---------     --------
Net sales ..........................................................     $ 10,323      $  8,617      $  8,523

EXPENSES
Cost of products sold ..............................................        7,805         6,604         6,623
Selling and administrative .........................................        1,791         1,625         1,557
Intangible amortization ............................................           39            34            35
Restructuring costs ................................................           --           343            30
                                                                         --------      --------      --------
                                                                            9,635         8,606         8,245
                                                                         --------      --------      --------
    OPERATING PROFIT ...............................................          688            11           278

OTHER INCOME (EXPENSE)
Interest and sundry ................................................          136           (14)          (23)
Interest expense ...................................................         (260)         (168)         (155)
                                                                         --------      --------      --------
    EARNINGS (LOSS) BEFORE INCOME TAXES
      AND OTHER ITEMS ..............................................          564          (171)          100

Income taxes (benefit) .............................................          209            (9)           70
                                                                         --------      --------      --------
    EARNINGS (LOSS) FROM CONTINUING OPERATIONS
      BEFORE EQUITY EARNINGS AND MINORITY INTERESTS ................          355          (162)           30

Equity in affiliated companies .....................................            1            67            93
Minority interests .................................................          (46)           49            18
                                                                         --------      --------      --------
    EARNINGS (LOSS) FROM CONTINUING OPERATIONS .....................          310           (46)          141

Earnings (loss) from discontinued operations (less applicable taxes)           --           (11)           15
Gain on disposal of discontinued operations (less applicable taxes)            15            42            --
                                                                         --------      --------      --------
    NET EARNINGS (LOSS) ............................................     $    325      $    (15)     $    156
                                                                         ========      ========      ========
Per share of common stock:
  Basic Earnings (loss) from continuing operations .................     $   4.09      $  (0.62)     $   1.90
  Basic Net earnings (loss) ........................................     $   4.29      $  (0.20)     $   2.10
                                                                         ========      ========      ========
  Diluted Earnings (loss) from continuing operations ...............     $   4.06      $  (0.62)     $   1.88
  Diluted Net earnings (loss) ......................................     $   4.25      $  (0.20)     $   2.08
                                                                         ========      ========      ========
  Cash dividends ...................................................     $   1.36      $   1.36      $   1.36
                                                                         ========      ========      ========

See notes to consolidated financial statements


                         CONSOLIDATED BALANCE SHEETS

December 31 (millions of dollars)
                                                1905         1905
                                               -------      -------
ASSETS

Current Assets
--------------
Cash and equivalents .....................     $   636      $   578
Trade receivables, less allowances of
   (1998: $116; 1997: $156) ..............       1,711        1,565
Inventories ..............................       1,100        1,170
Prepaid expenses and other ...............         268          191
Deferred income taxes ....................         167          215

Net assets of discontinued operations ....          --          562
                                               -------      -------
Total Current Assets .....................       3,882        4,281

Other Assets
------------
Investment in affiliated companies .......         108          100

Intangibles, net .........................         936          916
Deferred income taxes ....................         262          220
Other ....................................         329          378
                                               -------      -------
                                                 1,635        1,614

Property, Plant and Equipment
-----------------------------
Land .....................................          77           92
Buildings ................................         900          969
Machinery and equipment ..................       4,534        4,201
Allowance for Depreciation ...............      (3,093)      (2,887)
                                               -------      -------
                                                 2,418        2,375
                                               -------      -------
Total Assets .............................     $ 7,935      $ 8,270
                                               =======      =======

                                             December 31   December 31
                                                1998          1997
                                             (Unaudited)   (Unaudited)
                                             -----------   -----------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
-------------------
Notes payable ............................     $   905      $ 1,332
Accounts payable .........................       1,079          987
Employee compensation ....................         271          265
Accrued expenses .........................         870          858
Restructuring costs ......................         117          212
Current maturities of long-term debt .....          25           22
                                               -------      -------
Total Current Liabilities ................       3,267        3,676

Other Liabilities
-----------------
Deferred income taxes ....................         152          190
Postemployment benefits ..................         622          598
Other liabilities ........................         192          188
Long-term debt ...........................       1,087        1,074
                                               -------      -------
                                                 2,053        2,050

Minority Interests .......................         614          773

Stockholders' Equity
--------------------
Common stock .............................          83           82
Paid-in capital ..........................         321          280
Retained earnings ........................       2,024        1,801
Unearned restricted stock ................          (3)          (6)
Cumulative translation adjustments .......        (183)        (149)
Treasury stock - at cost .................        (241)        (237)
                                               -------      -------
Total Stockholders' Equity ...............       2,001        1,771
                                               -------      -------
Total Liabilities and Stockholders' Equity     $ 7,935      $ 8,270
                                               =======      =======

See notes to consolidated financial statements.


                    CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 (millions of dollars)
                                               1998         1997        1996
                                              ------       ------      -------
OPERATING ACTIVITIES
Net earnings (loss) ...................       $ 325        $ (15)       $ 156
Depreciation ..........................         399          322          318
Deferred income taxes .................          26         (208)         (32)
Equity in net earnings of affiliated
  companies, less dividends received ..          (1)         (51)         (84)
Gain on business dispositions .........         (25)         (70)          --
Provision for doubtful accounts .......          29           89           52
Amortization of goodwill ..............          39           34           35
Restructuring charges, net of cash paid         (99)         267          (42)
Minority interests ....................          46          (49)         (18)
Changes in assets and liabilities,
  net of effects of business
  acquisitions and dispositions:
    Trade receivables .................        (184)        (145)          58
    Inventories .......................          73          177           (7)
    Accounts payable ..................          89           20          (21)
    Other - net .......................          46          222          130
                                              -----        -----        -----

  CASH PROVIDED BY
    OPERATING ACTIVITIES ..............       $ 763        $ 593        $ 545



                                                       1998             1997            1996
                                                     ---------       ----------      ----------
INVESTING ACTIVITIES
Net additions to properties ..................       $   (523)       $   (378)       $   (336)
Net change in financing receivables and leases             --             706            (265)
Net assets of discontinued operations ........             --            (562)             --
Acquisitions of businesses,
  less cash acquired .........................           (121)            179             (27)
Net increase (decrease) in investment in
  and advances to affiliated companies .......             --              13              15
Business dispositions ........................            587           1,038              --
Other ........................................             --              (8)            (32)
                                                     --------        --------        --------

  CASH PROVIDED BY (USED FOR)
    INVESTING ACTIVITIES .....................            (57)            988            (645)

FINANCING ACTIVITIES
Proceeds of short-term borrowings ............         19,112          31,479          24,911
Repayments of short-term borrowings ..........        (19,519)        (32,439)        (24,847)
Proceeds of long-term debt ...................            290             102             316
Repayments of long-term debt .................           (306)           (211)           (209)
Repayments of non-recourse debt ..............             --              (8)            (13)
Dividends ....................................           (102)           (102)           (101)
Redemption of preferred stock ................            (40)             --              25
Other ........................................            (83)             47              (2)
                                                     --------        --------        --------
  CASH PROVIDED BY (USED FOR)
    FINANCING ACTIVITIES .....................           (648)         (1,132)             80
                                                     --------        --------        --------
  INCREASE (DECREASE) IN
    CASH AND EQUIVALENTS .....................             58             449             (20)

  Cash and equivalents at beginning of year ..            578             129             149
                                                     --------        --------        --------
  CASH AND EQUIVALENTS AT END OF YEAR ........       $    636        $    578        $    129
                                                     ========        ========        ========

See notes to consolidated financial statements

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                              Treasury     Accumulated
                                                                               Stock/         Other
                                                                               Paid-in-   Comprehensive   Retained
(millions of dollars)                                          Common Stock    Capital        Income      Earnings     Total
                                                               ------------- ------------ -------------- ----------  ---------
Balances, January 1, 1996 ..................................   $   81           $   (6)    $  (61)       $1,863      $1,877

Comprehensive income
       Net income ..........................................                                                156         156
       Foreign currency items, net of tax of $28 ...........                                  (15)                      (15)
                                                                                                                      ------
Comprehensive income .......................................                                                            141
                                                                                                                      ------
Common stock issued ........................................       --                9                                    9
Dividends declared on common stock .........................                                               (101)       (101)
                                                                 ------         ------      ------         ------     ------
Balances, December 31, 1996 ................................     $ 81           $    3      $ (76)       $1,918      $1,926

Comprehensive income (loss)
       Net income (loss) ...................................                                                (15)        (15)
       Foreign currency items, net of tax (benefit) of ($36)                                  (73)                      (73)
                                                                                                                      ------
Comprehensive income (loss) ................................                                                            (88)
                                                                                                                      ------
Common stock issued ........................................        1               34                                   35
Dividends declared on common stock .........................                                               (102)       (102)
                                                                 ------         ------      ------        ------     ------
Balances, December 31, 1997 ................................     $ 82           $   37     $ (149)       $1,801      $1,771

Comprehensive income
       Net income ..........................................                                                325         325
       Foreign currency items, net of tax (benefit) of ($18)                                  (34)                      (34)
                                                                                                                      ------
Comprehensive income .......................................                                                            291
                                                                                                                      ------
Common stock issued ........................................        1               40                                   41
Dividends declared on common stock .........................                                               (102)       (102)
                                                                 ======         ======      ======         ======     ======
Balances, December 31, 1998 ................................     $ 83           $   77     $ (183)       $2,024      $2,001
                                                                 ======         ======      ======        ======     ======

See notes to consolidated financial statements

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Nature of Operations: Whirlpool Corporation is the world's leading manufacturer and marketer of major home appliances. The company manufactures in 13 countries under 11 major brand names and markets products to distributors and retailers in more than 170 countries.

Principles of Consolidation: The consolidated financial statements include all majority-owned subsidiaries. Investments in affiliated companies are accounted for by the equity method. All intercompany transactions have been eliminated upon consolidation.

In 1997, the company increased its voting ownership to a majority interest in its Brazilian affiliate, Brasmotor S.A. As a result, the Brazilian operations are consolidated as of November 1, 1997. Prior to that date, the Brazilian operations were accounted for on an equity basis.

Discontinued Operations: In 1997, the company discontinued its financial services business; as a result, the statement of earnings, balance sheet and cash flow reflect this business as a discontinued operation.

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

Intangibles: The cost of business acquisitions in excess of net tangible assets acquired is amortized on a straight-line basis principally over 40 years. Non-compete agreements are amortized on a straight-line basis over the terms of the agreements. Accumulated amortization totaled $258 million and $211 million at December 31, 1998 and 1997. Should circumstances indicate the potential impairment of goodwill, the company would compare the carrying amount against related estimated undiscounted future cash flows to determine if a write-down to market value or discounted cash flow value is required.

Research and Development Costs: Research and development costs are charged to expense as incurred. Such costs were $209 million, $181 million and $197 million in 1998, 1997 and 1996.

Advertising Costs: Advertising costs are charged to expense as incurred. Such costs from continuing operations were $179 million, $155 million and $142 million in 1998, 1997 and 1996.

Foreign Currency Translation: The functional currency for the company's international subsidiaries and affiliates is the local currency. Prior to January 1, 1998, Brazil was considered hyperinflationary and its results were remeasured into U.S. dollars.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In January 1999, the company's Brazilian operations faced significant financial and operational difficulties due to high interest rates and the devaluation of Brazil's currency, the real. The company's financial strategy is to minimize the long-term cost of capital within Latin America by borrowing primarily in USD, and believes that short-run exchange rate fluctuations on USD-denominated debt are acceptable risks compared to the long-term cost of funding in local currencies.

Consistent with the above strategy, the company's Brazilian subsidiary currently maintains a significant level of cash that is invested in local currency. The primary reason for holding cash in Brazil is the desire to hold a reasonable safety stock of cash in case of an economic downturn and the resultant difficult credit markets. The secondary reason is that the company has significant historical earnings in Brazil that cannot be economically repatriated due to minority shareholder positions and tax costs.

On January 26, 1999, the company announced that the foreign currency loss in the first quarter 1999 could be approximately $0.015 per diluted share for each 1% in devaluation from the exchange rate in effect immediately prior to the devaluation of the real and the change in the Brazilian government's foreign exchange policy in January 1999

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF PRINCIPAL ACCOUNTING POLICIES--CONTINUED

Derivative Financial Instruments: The company uses derivative financial instruments to manage the economic impact of fluctuations in interest rates, foreign currency exchange rates and commodity prices. To achieve this, the company enters into interest rate and cross currency interest rate swaps, foreign currency forward contracts and options, and commodity swaps.

The company's hedging strategy for the foreign currency exchange risk associated with its investment in Europe is based on projected foreign currency cash flows over periods up to ten years. The company uses interest rate and cross currency interest rate swaps to effectively convert a portion of the company's U.S. dollar denominated debt into various European currencies. The company's investment in Europe and the foreign currency portion of these cross currency interest rate swaps are revalued in dollar terms each period to reflect current foreign currency exchange rates with gains and losses recorded in the equity section of the balance sheet. To the extent that the notional amounts of these contracts exceed the company's investment in Europe, the related mark-to-market gains and losses are reflected currently in earnings. The net translation loss recognized in other income, including the gains and losses from those contracts not qualifying as hedges, was $12 million, $8 million and $14 million in 1998, 1997 and 1996. The amounts receivable from or payable to counterparties to the swaps, offsetting the gains and losses recorded in equity or earnings, are recorded in long-term debt. The company also uses domestic interest rate swaps to manage the duration and interest rate characteristics of its outstanding debt. The interest component of the swaps, which overlay a portion of the company's interest payments on outstanding debt, is not carried at fair value in the financial statements. The interest differential paid or received is recognized as an adjustment to interest expense. Gains and losses on the interest component of terminated swaps are deferred in noncurrent liabilities and amortized as an adjustment to interest expense over the remaining term of the original swap. In the event of early extinguishment of debt, any realized or unrealized gains or losses from related swaps would be recognized in income concurrent with the extinguishment.

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

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement requires recording all derivative instruments as assets or liabilities, measured at fair value. This standard is effective for all companies for fiscal years beginning after June 15, 1999. The Company is in the process of evaluating this Statement and does not currently believe it will have a material impact on the company's financial position.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF PRINCIPAL ACCOUNTING POLICIES--CONTINUED

Net Earnings Per Common Share: Earnings per share amounts, for all periods, have been presented to conform to Financial Accounting Standards Board Statement No. 128, "Earnings Per Share," requirements.

  The following table provides the computation of basic and diluted earnings
(loss) per share:


December 31 (millions of dollars,
except per share data)                                  1998        1997         1996
                                                       -------------------------------
Numerator
Net earnings (loss):
  Continuing operations ..........................     $   310     $  (46)     $   141
  Discontinued operations ........................          15         31           15
                                                       -------     ------      -------
Numerator for basic earnings (loss) per share ....         325        (15)         156

Effect of dilutive securities:
  Convertible debt ...............................          --         --            4
                                                       -------     ------      -------
Numerator for diluted earnings (loss) per share ..     $   325     $  (15)     $   160
                                                       =======     ======      =======
Denominator
For basic earnings (loss) per share-
  weighted-average shares outstanding ............        75.8       74.7         74.3

Effect of dilutive securities:
  Employee stock options .........................         0.7         --          0.7
  Convertible debt ...............................          --         --          2.2
                                                       -------     ------      -------
Dilutive potential common shares .................         0.7         --          2.9

Denominator for diluted earnings (loss) per share         76.5       74.7         77.2
                                                       =======     ======      =======

Basic earnings (loss) from continuing operations .     $  4.09     $ (.62)     $  1.90
Basic earnings (loss) ............................        4.29       (.20)        2.10
                                                       =======     ======      =======

Diluted earnings (loss) from continuing operations        4.06       (.62)        1.88
Diluted earnings (loss) ..........................        4.25       (.20)        2.08
                                                       =======     ======      =======

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2) BUSINESS ACQUISITIONS AND DISPOSITIONS

In September 1998, the company completed a transaction to sell 75% of its majority-owned air conditioning joint venture in Shenzhen, China, for $13 million, to Electra Consumer Products Ltd., a leading European manufacturer of air conditioners. Shenzhen Whirlpool Raybo Air-Conditioner Industrial Co. Ltd. was a joint venture formed in 1995. After completion of the sale, the company will continue to hold 20% of the joint venture. The joint venture will continue to sell products under the Whirlpool brand in China for a period of three years
while it introduces the Electra brand.   No significant gain or loss was
recognized from this transaction.

During 1998, the company increased its ownership stake in its Brazilian subsidiaries by purchasing $43 million of additional shares.

In July 1998, the company purchased the remaining 35% ownership in Shunde SMC Microwave Products Co., Ltd. (SMC), a Chinese manufacturer and marketer of microwave ovens, for about $60 million in cash. The company now owns 100% of SMC.

In March 1998, the company increased its majority ownership interest to 80% in Whirlpool Narcissus Co., its Chinese joint venture that manufactures washing machines, for approximately $12 million in cash.

In November 1997, the company completed the purchase of approximately 33% of the voting shares, as well as preferred, or non-voting shares of the company's Brazilian affiliate, Brasmotor S.A., for $217 million. The shares, combined with the existing holdings, gave the company a controlling interest of approximately 66% of the voting shares of Brasmotor. Brasmotor is the parent company of Multibras S.A. Eletrodomesticos (Multibras), which has the leading market share position in Latin America, and Empresa Brasileira de Compressores S.A. (Embraco), the world's second largest hermetic compressor manufacturer.

In September 1997, the company reached a definitive agreement to sell the inventory, consumer, and international financing businesses of Whirlpool Financial Corporation (WFC). (refer to Note 3).

In September 1996, the company acquired 100% of Gentech Trading (Pty.) Ltd., a South African company, for about $27 million - $2 million of cash and $25 million of assumed debt. Renamed Whirlpool South Africa, the company manufactures refrigerators and markets manufactured and imported appliances under the Whirlpool and local KIC brand names.

In May 1996, two of the company's majority-owned subsidiaries in India, Kelvinator of India (KOI) and Whirlpool Washing Machines Limited (WWML), were merged and renamed Whirlpool of India (WOI). As part of the merger plan, the company purchased an additional interest in WWML for $12 million in April 1996. In 1998, the company merged Whirlpool Financial India Ltd. into WOI thereby increasing its ownership percentage in WOI to 82%.

The above acquisitions have been accounted for as purchases and their operating results have been consolidated with the company's results since the dates of acquisition. The proforma consolidated operating results reflecting these acquisitions for the full year would not have been materially different from reported amounts.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) DISCONTINUED OPERATIONS

In 1997, the company discontinued its financing operations and reached an agreement to sell the majority of WFC's assets in a series of transactions. The company completed the following sales in 1997: certain inventory floor planning financing assets, international factoring assets and certain consumer financing receivables. The company recorded a discontinued pretax gain of $70 million ($42 million after-tax) related to these transactions. A $36 million pretax operating charge ($22 million after-tax) was also recorded in 1997 to provide an additional reserve for certain retained WFC aerospace assets.

During 1998, the company also sold the following assets which were previously held by WFC: international factoring assets, consumer financing receivable assets, certain aerospace financing assets and the European inventory financing assets. These transactions resulted in the company recording a discontinued pretax gain of $25 million ($15 million after-tax), and concluded the series of sales transactions. Over the two years 1997 and 1998, the company recorded total after-tax gains of $57 million or $.74 per diluted share related to these sale transactions.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4) INVENTORIES


December 31 (millions of dollars)             1998      1997
                                            -----------------
Finished products .....................     $  960     $1,015
Work in process .......................         54         69
Raw materials .........................        279        304
                                            ------     ------

                                             1,293      1,388

Less excess of FIFO cost over LIFO cost        193        218
                                            ------     ------
                                            $1,100     $1,170
                                            ======     ======


LIFO inventories represent approximately 23% and 24% of total inventories at December 31, 1998 and 1997.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5) AFFILIATED COMPANIES

The company has a 49% direct voting interest in a Mexican company (Vitromatic, S.A. de C.V.) and direct voting interests ranging from 20% to 40% in several other international companies principally engaged in the manufacture and sale of major home appliances or related component parts. Prior to consolidation of the company's Brazilian subsidiary for the last two months of 1997 (refer to Note
1), its results were reflected as equity earnings of affiliated companies.

Equity in the net earnings (loss) of affiliated companies, net of related taxes, is as follows:


(millions of dollars)      1998     1997     1996
                          -----------------------
Brazilian affiliates      $ (1)     $ 60     $ 92
Mexican affiliate ...        1         5       (3)
Other ...............        1         2        4
                          ----      ----     ----

Total equity earnings     $  1      $ 67     $ 93
                          ====      ====     ====

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6) FINANCING ARRANGEMENTS

The company enters into and utilizes numerous uncommitted credit lines from banks and other financial institutions in the normal course of funding of its operations. To ensure that the company has access to adequate and competitive financing under unusual market conditions, the company also enters into committed credit lines backed by formal agreements with counterparties deemed to be reliable. At December 31, 1998, the company had committed credit lines of approximately $1.2 billion, of which $960 million was available, in place with maturities ranging from one month to four years. Generally, the banks are compensated for their credit lines by a fee and do not require formal compensating balances.

Notes payable consist of the following:


December 31 (millions of dollars)       1998            1997
                                      ----------------------
Payable to banks ................     $  732          $  558
Commercial paper ................        153             752
Other ...........................         20              22
                                      ------          ------
                                      $  905          $1,332
                                      ======          ======

The weighted average interest rate on notes payable was 7.60% and 7.37% at December 31, 1998 and 1997.

Although its operating assets have been divested, WFC remains a legal entity with preferred stock arrangements, included within minority interests in the consolidated balance sheet, as follows:

                                                                Mandatory
                   Number        Face        Annual            Redemption                    Date of
                 of Shares      Value       Dividend              Date                       Issuance
                -------------  ---------   -----------  --------------------------  ---------------------------
Series B          350,000        $100        $6.55              9/1/2008                    8/31/1993
Series C          250,000        $100        $6.09              2/1/2002                    12/27/1996

The preferred stockholders are entitled to vote together on a share-for-share basis with WFC's common stockholder. Preferred stock dividends are payable quarterly. At its option, WFC may redeem the Series B at any time on or after September 1, 2003 or at any earlier date for Series C. The redemption price for each series is $100 per share plus any accrued unpaid dividends and the applicable redemption premium if redeemed early. Commencing September 1, 2003, WFC must pay $1,750,000 per year to a sinking fund for the benefit of the Series B preferred stockholders, with a final payment of $26,250,000 due on or before September 1, 2008. There is no sinking fund requirement for the Series C preferred stock. In September 1998, WFC paid $40,555,000, consisting of $40,000,000 face value plus $555,000 accrued but unpaid dividends, to redeem its entire Series A preferred stock. The redemption payment was financed with existing WFC cash balances.

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

Long-term debt consists of the following:

                                                              Interest
December 31 (millions of dollars)           Maturity            Rate             1998            1997
                                          --------------    -------------    -----------------------------
Debentures                                  2008 and 2016     7.8 and 9.1%          $ 368           $ 368
Senior notes                                2000 and 2003     9.0 and 9.5             400             400
Medium term notes                           1999 to 2006       8.9 to 9.1              25              25
Mortgage notes                              1999 to 2012       6.3 to 6.6              64              65
Brazilian bank note                         2000 to 2004             12.1             131              33
Other                                                                                 124             205
                                                                             -------------   -------------
                                                                                    1,112           1,096

Less current maturities                                                                25              22
                                                                             -------------   -------------
                                                                                  $ 1,087         $ 1,074
                                                                             =============   =============

Annual maturities of long-term debt in the next five years are $25 million, $293 million, $83 million, $35 million and $33 million.

The company paid interest, including a portion recorded as discontinued operations, on short-term and long-term debt totaling $290 million, $242 million and $228 million in 1998, 1997 and 1996.

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

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(7) FAIR VALUE OF FINANCIAL INSTRUMENTS--CONTINUED

The carrying amounts and fair values of financial instruments for which the fair value does not approximate the liability carrying amount are as follow:

                                                                     1998                             1997
                                                         ------------------------------   ------------------------------
                                                           Carrying           Fair          Carrying           Fair
December 31 (millions of dollars)                           Amount            Value          Amount           Value
                                                         --------------    ------------   ------------------------------
Long-term debt (including current portion) .........          $ 1,152           $ 1,257      $ 1,174         $ 1,280
Derivative financial instruments (notional
     amounts indicated):
  Hedges of net investment in Europe including
  converted debt:
      Interest rate and cross currency interest rate
        swaps ($1,182 million in 1998;
        $1,390 million in 1997) ....................              (40)               (7)         (78)            (42)
      Foreign currency forward contracts
        ($19 million in 1998; $7 million in 1997) ..               --                (1)          --              --
  Domestic interest rate swaps
    ($120 million in 1998; $240 million in 1997)....               --                (2)          --              (4)
  Transaction hedges:
    Foreign currency forward contracts
      ($424 million in 1998; $736 million in 1997) .               --                (9)           --             (2)
    Hedges with commodity swaps
      ($23 million in 1998; $19 million in 1997) ...               --                (2)           --              1
  WFC interest rate and cross currency swaps
    ($- million in 1998; $30 million in 1997) ......               --                --            --             --
                                                              -------           -------       -------        -------
Total long-term debt ...............................          $ 1,112           $ 1,236       $ 1,096        $ 1,233
                                                              =======           =======       =======        =======

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(7) FAIR VALUE OF FINANCIAL INSTRUMENTS--CONTINUED

At December 31, 1998, interest rate and cross currency interest rate swaps effectively convert $662 million of U.S. dollar denominated debt into European currency denominations ($329 million - German marks, $300 million - French francs, $33 million - Swiss francs). About 39% of this converted debt has floating rates and 61% has fixed rates. Floating rates received range from LIBOR less .08% to LIBOR, and floating rates paid range from local currency LIBOR to local currency LIBOR plus 3.09%. Fixed rates received range from 5.93% to 7.20%, and fixed rates paid range from 5.13% to 7.98%. The swaps mature within eight years.

At December 31, 1998, one domestic interest rate swap effectively converts $120 million of fixed rate debt into floating rate debt. Fixed rates received are 6.99%. Floating rates paid are LIBOR. The domestic interest rate swap matures within four years.

Foreign currency forward contracts mature within one day to two years and involve principally European and North American currencies. Copper and zinc commodity swaps mature within two years.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(8) SHAREHOLDERS' EQUITY

In addition to its common stock, the company has 10 million authorized shares of preferred stock (par value $1 per share), none of which is outstanding.

Consolidated retained earnings at December 31, 1998 included $21 million of equity in undistributed net earnings of affiliated companies.

The cumulative translation component of stockholders' equity represents the effect of translating net assets of the company's international subsidiaries offset by related hedging activity net of tax. Conversion of notes, stock option transactions and restricted stock grants account for the changes in paid-in capital.

One Preferred Stock Purchase Right (Rights) is outstanding for each share of common stock. The Rights, which expire May 22, 2008, will become exercisable 10 days after a person or group (an Acquiring Person) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding common stock (the Trigger Date) or 10 business days after the commencement, or public disclosure of an intention to commence, of a tender offer or exchange offer by a person that could result in beneficial ownership of 15% or more of the outstanding common stock. Each Right entitles the holder to purchase from the company one one-thousandth of a share of a Junior Participating Preferred Stock, Series B, par value $1.00 per share, of the company at a price of $300 per one one-thousandth of a Preferred Share subject to adjustment.

If a person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person (which will thereafter be void), shall thereafter have the right to receive upon exercise of such Right that number of shares of common stock (or other securities) having at the time of such transaction a market value of two times the exercise price of the Right. If a person becomes an Acquiring Person and the company is involved in a merger or other business combination transaction where the company is not the surviving corporation or where common stock is changed or exchange or in a transaction or transactions in which 50% or more of its consolidated assets or earning power are sold, proper provision shall be made so that each holder of a Right (other than such Acquiring Person) shall thereafter have the right to receive, upon the exercise thereof tat the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. In addition, if an Acquiring Person, does not have beneficial ownership of 50% or more of the common stock, the company's Board of Directors has the option of exchanging all or part of the Rights for an equal number of shares of common stock in the manner described in the Rights Agreement.

Prior to the Trigger Date, the Board of Directors of the company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable in cash, shares of common stock or any other consideration deemed appropriate by the
Board of Directors.   Immediately upon action of the Board of Directors ordering redemption of the Rights, the ability of holders to exercise the Rights will terminate and such holders will only be able to receive the redemption price.

Until such time as the Rights become exercisable, the Rights have no voting or dividend privileges and is attached to, and does not trade separately from, the common stock.

The company covenants and agrees that it will cause to be reserved and kept available at all times a sufficient number of shares of Preferred Stock (and following the occurrence of a Triggering Event,

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

shares of common stock and/or other securities) to permit the exercise in full of all Rights from time to time outstanding.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(9) STOCK OPTION AND INCENTIVE PLANS

The company's stock option and incentive plan permits the grant of stock options and other stock awards covering up to 13.4 million shares to key employees of the company and its subsidiaries, of which 5.5 million shares are available for grant at December 31, 1998. The plan authorizes the grant of both incentive and nonqualified stock options and, further, authorizes the grant of stock appreciation rights and related supplemental cash payments independently of or with respect to options granted or outstanding. Stock options generally have 10 year terms, and vest and become fully exercisable over a two to three year period after date of grant. An Executive Stock Appreciation and Performance Program (ESAP), a Restricted Stock Value Program (RSVP), a Career Stock Program
(CSP) and a Key Employee Retention Program (KERP) have been established under the plan. Performance awards under ESAP, RSVP and KERP are generally earned over multiyear time periods upon the achievement of certain performance objectives or upon a change in control of the company. CSP awards are earned at specified dates during a participant's career with the company or upon change in control of the company. ESAP awards are payable in cash, common stock, or a combination thereof when earned. RSVP and KERP grant restricted shares, which may not be sold, transferred or encumbered until the restrictions lapse. CSP grants phantom stock awards which are redeemable for shares of the company's common stock upon the recipient's retirement after attaining age 60 and are subject to certain noncompetition provisions. Outstanding restricted and phantom shares totaled 731,000 with a weighted-average grant-date fair value of $48.06 per share at December 31, 1998 and 882,400 with a weighted-average grant-date fair value of $46.07 per share at December 31, 1997. Expenses under the plan were $17 million, $21 million and $3 million in 1998, 1997 and 1996.

Under the Nonemployee Director Stock Ownership Plan, each nonemployee director is automatically granted 400 shares of common stock annually and is eligible for a stock option grant of 600 shares if the company's earnings meet a prescribed earnings formula. This plan provides for the grant of up to 200,000 shares as either stock or stock options, of which 133,000 shares are available for grant at December 31, 1998. The stock options vest and become exercisable six months after date of grant. There were no significant expenses under this plan for 1998, 1997 or 1996.

The company maintains an employee stock option plan (PartnerShare) that may grant substantially all full-time U.S. employees a fixed number of stock options that vest over a three year period and may be exercised over a 10 year period. PartnerShare authorizes the grant of up to 2.5 million shares of which 500,000 shares are available for grant at December 31, 1998.

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

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(9) STOCK OPTION AND INCENTIVE PLANS--CONTINUED

Had the company elected to adopt recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," under which stock options are accounted for at estimated fair value, proforma net earnings (loss) and diluted net earnings (loss) per share would be as follows:


December 31 (millions of dollars)                1998            1997              1996
                                              ----------------------------------------------
Net earnings (loss)
  As reported .......................          $   325          $  (15)          $   156
  Proforma ..........................              318             (21)              153

Diluted net earnings (loss) per share
  As reported .......................          $  4.25         $  (.20)         $   2.08
  Proforma ..........................             4.16            (.28)             2.04

The fair value of stock options used to compute proforma net earnings (loss) and earnings (loss) per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following assumptions for 1998, 1997 and 1996: expected volatility factor of .216, .183 and .183; dividend yield of 2.4% for all three years; risk-free interest rate of 4.5%, 5.5% and 5.5% and a weighted-average expected option life of 5 years for all three years.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(9) STOCK OPTION AND INCENTIVE PLANS--CONTINUED


A summary of stock option information follows:

                                              1998                         1997                          1996
                                   --------------------------------------------------------------------------------------
                                                   Weighted-                    Weighted-                     Weighted-
December 31                                         Average                      Average                       Average
(thousands of shares,                Number        Exercise       Number        Exercise        Number        Exercise
except per share data)             of Shares         Price       of Shares        Price       of Shares         Price
                                   -----------    ------------   ----------    ------------   -----------    ------------
Outstanding at January 1 .           4,230           $47.06        4,127           $  46.31        3,397           $43.99
Granted ..................             919            61.83        1,360              45.78        1,282            50.62
Exercised ................            (770)           44.88         (842)             39.83         (331)           34.06
Canceled or expired ......            (259)           49.81         (415)             50.12         (221)           53.99
                                    ------           ------        -----           --------       ------           ------

Outstanding at December 31           4,120           $50.59        4,230           $  47.06        4,127           $46.31
                                    ======           ======        =====           ========       ======           ======

Exercisable at December 31           2,534           $47.65        2,308           $  46.43        2,438           $42.43
                                    ======           ======        =====           ========       ======           ======
Fair value of options
  granted during the year                            $12.67                        $   9.26                        $10.24
                                                     ======                        ========                        ======

Of the outstanding options at December 31, 1998, 578,000 shares granted prior to 1993 (all of which are exercisable at a weighted-average exercise price of $34.54) have exercise prices ranging from $24.75 to $37.50 and a weighted-average remaining contractual life of 2.8 years, while 3,542,000 shares granted subsequent to 1992 (of which 1,956,000 shares are currently exercisable at a weighted-average exercise price of $51.53) have exercise prices ranging from $45.75 to $63.13 and a weighted-average remaining contractual life of 7.8 years.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(10) RESTRUCTURING AND OTHER SPECIAL CHARGES

During 1997, the company incurred restructuring costs of $343 million ($244 million cash costs and $99 million noncash costs) to better align the company's cost structure within the global home-appliance marketplace. Pretax restructuring charges of $172 million, $101 million, $35 million, $25 million and $10 million relate to the company's European, Asian, Latin American, corporate and North American operations, respectively. More than 60% of the cash costs have been paid to date, with the remainder to be paid in 1999. The restructuring charge includes the elimination of 7,900 global positions of which more than 6,000 positions have eliminated to date. The impact of 1997 restructuring costs after-tax and minority interest was $232 million or $3.07 per diluted share.

In 1997, the company also recognized special charges of $62 million ($53 million of which affected operating profit), principally due to the adjustment of the carrying value of receivables and inventory, primarily in Europe and Asia. The impact of 1997 special operating charges on continuing operations after-tax and minority interest was $40 million or $.54 per diluted share. In addition, discontinued operations results included a pretax charge of $36 million, after-tax charge of $22 million or $.29 per diluted share to provide a reserve for certain WFC aerospace assets.

In 1996, the company incurred restructuring costs of $30 million ($18 million noncash costs and $12 million cash costs) related to streamlining a North American refrigerator manufacturing operation, transferring Asian research and engineering to the manufacturing locations and relocating the Whirlpool Asian headquarters. About 50% of the cash costs were paid in 1996 and the remainder paid in 1997. The restructuring charge included the elimination of 850 positions of which 100% have been eliminated. Total 1996 after-tax charges were $19 million or $.25 per diluted share.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(11) INCOME TAXES

Income tax provisions from continuing operations are as follows:


Year ended December 31
(millions of dollars)      1998            1997             1996
                          ---------------------------------------
Current:
  Federal ...........      $ 132           $  78           $  72
  State and local....         22              20              17
  Foreign ...........         40              26               7
                           -----           -----           -----
                             194             124              96
Deferred:
  Federal ...........         10             (27)             (7)
  State and local....          6              (3)              1
  Foreign ...........         (1)           (103)            (20)
                           -----           -----           -----
                              15            (133)            (26)
                           -----           -----           -----
                           $ 209           $  (9)          $  70
                           =====           =====           =====

Domestic and foreign earnings (loss) before income taxes and other items from continuing operations are as follows:


Year ended December 31
(millions of dollars)        1998            1997             1996
                           ----------------------------------------------
Domestic ............       $ 407           $ 288            $ 288
Foreign .............         157            (459)            (188)
                            -----           -----            -----
                            $ 564           $(171)           $ 100
                            =====           =====            =====

Earnings (loss) before income taxes and other items, including discontinued operations (refer to Note 3), were $589 million, $(178) million and $130 million for 1998, 1997 and 1996, respectively.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(11) INCOME TAXES--CONTINUED

Reconciliations between the U.S. federal statutory income tax rate and the consolidated effective income tax (benefit) rate for earnings before income taxes and other items for continuing operations are as follows:


Year ended December 31                             1998           1997           1996
                                                  -------------------------------------
U.S. federal statutory rate ............          35.0 %         (35.0)%          35.0 %
Impact of restructuring charge .........            --            18.2            (0.5)
State and local taxes, net of
  federal tax benefit ..................            5.3            8.8            12.4
Nondeductible goodwill amortization ....            1.1            2.3             9.9
Excess foreign taxes (benefits) ........           (1.0)          (4.0)           (5.8)
Unrecognized prior year foreign deferred
  tax assets and carryforwards .........           (1.9)          (5.1)           (6.2)
Foreign dividends and subpart F income .            2.2           (5.9)           10.1
Foreign government tax incentive .......           (4.0)           --              --
Unbenefited operating losses ...........            3.3           10.9            23.2
Nondeductible interest .................             --            --              4.3
Research tax credits ...................           (0.2)          (0.6)           (9.0)
Other items ............................           (2.7)           5.4            (3.3)
                                                  -----         ------          ------
Effective income tax (benefit) rate ....           37.1 %         (5.0)%          70.1 %
                                                  =====         ======          ======

Inclusive of discontinued operations, the effective income tax (benefit) rate was 37.3%, (6.9)% and 61.9% for 1998, 1997 and 1996, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(11) INCOME TAXES --CONTINUED

Significant components of the company's deferred tax liabilities and assets are as follows:


December 31 (millions of dollars)                            1998           1997
                                                           ----------------------
Deferred tax liabilities:
  Property, plant and equipment ..................          $ 158           $ 166
  Financial services leveraged leases ............            125             126
  Software costs .................................             15              --
  Other ..........................................             37              23
                                                            -----           -----
    Total deferred tax liabilities ...............            335             315

Deferred tax assets:
  Postretirement obligation ......................            170             161
  Reserves .......................................             18              17
  Restructuring costs ............................             58              68
  Product warranty accrual .......................             33              20
  Receivable and inventory allowances ............             33              97
  Prepaid expenses ...............................             19              11
  Loss carryforwards .............................            148             125
  Employee compensation ..........................             39              35
  Other ..........................................             45              24
                                                            -----           -----
    Total deferred tax assets ....................            563             558
      Valuation allowances for deferred tax assets            (19)            (25)
                                                            -----           -----
  Deferred tax assets, net of valuation allowances            544             533
                                                            -----           -----
  Net deferred tax assets ........................          $ 209           $ 218
                                                            =====           =====

The company has recorded valuation allowances to reflect the estimated amount of net operating loss carryforwards, restructuring costs and other deferred tax assets which may not be realized.

The company provides deferred taxes on the undistributed earnings of foreign subsidiaries and affiliates to the extent such earnings are expected to be remitted. Generally, earnings have been remitted only when no significant net tax liability would have been incurred. No provision has been made for U.S. or foreign taxes that may result from future remittances of the undistributed earnings ($498 million at December 31, 1998) of foreign subsidiaries and affiliates expected to be reinvested indefinitely. Determination of the deferred income tax liability on these unremitted earnings is not practicable as such liability, if any, is dependent on circumstances existing when remittance occurs.

The company paid income taxes of $239 million in 1998, $23 million in 1997 and $102 million in 1996. The increase in 1998 is due to increased earnings as 1997 included $343 million in pretax restructuring charges.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 1998, the company has foreign net operating loss carryforwards of $367 million, which are primarily nonexpiring.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12) PENSION AND POSTRETIREMENT MEDICAL BENEFITS PLANS


The company maintains both contributory and noncontributory defined benefit pension plans covering substantially all North American and Brazilian employees and certain European employees. Benefits are based primarily on compensation during a specified period before retirement or specified amounts for each year of service. The company's present funding policy is to generally make the minimum annual contribution required by applicable regulations. Assets held by the plans consist primarily of listed common stocks and bonds, government securities, investments in trust funds, bank deposits and other investments

The company also currently sponsors a defined benefit health-care plan that provides postretirement medical benefits to full time U.S. employees who have worked 10 years and attained age 55 while in service with the company. The Plan is currently noncontributory and contains cost-sharing features such as deductibles, coinsurance and a lifetime maximum. The company does not fund the plan. No significant postretirement medical benefits are provided by the company to non-U.S. employees.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                Pension Benefits               Postretirement Medical Benefits
                                                      -----------------------------------     ----------------------------------
                                                        1998          1997         1996        1998        1997           1996
                                                      -------        ------       -------     ------      -------       --------
Change in benefit obligation

Benefit obligation at as of January 1, .......         $ 1,255        1,057        1,091          388          382          378
Service cost ................................               49           41           40           10           10           11
Interest cost ...............................               91           84           80           29           29           28
Plan participants' contributions ............                1            1            1           --           --           --
Amendments ..................................               30           35           14           --           --           --
Business combinations .......................               --          160           --           --           --           --
Actuarial (gain) loss .......................               28           36          (46)          22          (15)         (20)
Benefits paid ...............................              (86)        (152)        (113)         (21)         (18)         (15)
Curtailments ................................              (14)         (14)          (4)          --           --           --
Special termination benefits ................               (2)          17            6           --           --           --
Foreign currency exchange rate changes ......               (8)         (10)         (12)          --           --           --
                                                       -------      -------      -------      -------      -------      -------

Benefit obligation as of December 31, .......          $ 1,344        1,255        1,057          428          388          382
                                                       =======      =======      =======      =======      =======      =======
Change in plan assets

Fair value of plan assets as of January 1, ..          $ 1,452        1,322        1,246           --           --           --
Actual return on plan assets ................              292          207          187           --           --           --
Business combinations .......................               --           72           --           --           --           --
Employer contribution .......................               17            7            6           21           18           15
Plan participants' contributions ............                1            1            1           --           --           --
Benefits paid ...............................              (86)        (152)        (113)         (21)         (18)         (15)
Foreign currency exchange rate changes ......               (4)          (5)          (5)          --           --           --
                                                       -------      -------      -------      -------      -------      -------
Fair value of plan assets as of  December 31,          $ 1,672        1,452        1,322           --           --           --
                                                       =======      =======      =======      =======      =======      =======

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(millions of dollars)                                    Pension Benefits               Postretirement Medical Benefits
                                                ----------------------------------     --------------------------------
                                                  1998         1997         1996        1998         1997         1996
                                                --------      -------      -------     -------      -------      ------
Reconciliation of Prepaid (Accrued)
  Cost and Total Amount Recognized

Funded status as of December 31, ........          $ 328         197         265        (428)        (388)       (382)
Unrecognized actuarial (gain) loss ......           (471)       (365)       (338)          8          (14)          1
Unrecognized prior service cost .........             71          83          54          --           --          --
Unrecognized transition asset ...........             22          33         (21)         --           --          --
                                                   -----       -----       -----       -----        -----       -----

Prepaid (accrued) cost as of December 31,          $ (50)        (52)        (40)       (420)        (402)       (381)
                                                   =====       =====       =====       =====        =====       =====

Prepaid cost at December 31, ............          $ 114          98          72          --           --          --
Accrued benefit liability at December 31,           (173)       (159)       (116)       (420)        (402)       (381)
Intangible asset ........................              2           3           1          --           --          --
Other ...................................              7           6           3          --           --          --
                                                   -----       -----       -----       -----        -----       -----
Total recognized as of December 31, .....          $ (50)        (52)        (40)       (420)        (402)       (381)
                                                   =====       =====       =====       =====        =====       =====
Weighted Average Assumptions
  as of December 31

Discount rate ...........................          5.5%-9.0%   6.0%-9.0%   6.5%-9.0%    7.25%        7.75%       8.00%
Expected return on assets ...............          6.0%-9.5%   4.5%-9.5%   6.5%-9.5%     --           --           --
Rate of compensation increases ..........          2.0%-8.0%   2.5%-9.0%   2.5%-6.0%     --           --           --
Medical costs trend rate:
--For year ending, 12/31 ................             --          --          --        7.00%       8.00%        8.00%
--Ultimate (year 2000) ..................             --          --          --        6.00%       6.00%        6.00%

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(millions of dollars)                                    Pension Benefits                   Postretirement Medical Benefits
                                          ---------------------------------------        --------------------------------------
                                            1998            1997            1996          1998             1997           1996
                                          -------          -----            -----        ------           ------         ------
Components of Net Periodic
   Benefit Cost

Service cost .....................          $  49              41              40              10             10             11
Interest cost ....................             91              84              80              29             29             28
Expected return on plan assets ...           (112)           (103)           (103)             --             --             --
Recognized actuarial (gain) loss .             (8)             (7)             (7)             --             --             --
Amortization of prior service cost              9               8               7              --             --             --
Amortization of transition asset .             --              (3)             (4)             --             --             --
                                            -----           -----           -----           -----          -----          -----
Net periodic benefit cost ........          $  29              20              13              39             39             39
                                            -----           -----           -----           -----          -----          -----

Curtailments .....................          $  (7)            (13)             (4)             --             --             --
Special termination benefits .....              2              17               6              --             --             --
Settlements ......................             (3)            (29)             (7)             --             --             --
                                            -----           -----           -----           -----          -----          -----
Total Cost .......................          $  21              (5)              8              39             39             39
                                            =====           =====           =====           =====          =====          =====

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $86 million, $67 million and $6 million, respectively, as of December 31, 1998, $312 million, $221 million and $140 million, respectively, as of December 31, 1997, and $144 million, $101 million and $63 million, respectively, as of December 31, 1996.

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

Certain European subsidiaries maintain termination indemnity and special severance plans. The cost of these plans, determined in accordance with local government specifications, was $15 million in 1996. The costs in 1997 and 1998 before restructuring charges were immaterial due to a lower termination rate than prior years.

The company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. Company matching contributions for domestic hourly and certain other employees under the plan, based on the company's annual operating results and the level of individual participant's contributions, amounted to $7 million, $6 million and $7 million in 1998, 1997 and 1996.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Medical cost trend rate significantly affects the reported postretirement benefit cost and benefit obligations. A one-percentage-point change in the assumed health care trend rate would have the following effects:

                                        One-percentage-       One-percentage-
(millions of dollars)                    point increase       point decrease
                                      -------------------  --------------------
Effect on total service cost and
  interest cost components .....              $ 3                  (3)

Effect on postretirement benefit
   obligation ..................              $31                 (29)


(13) CONTINGENCIES

The company is involved in various legal actions arising in the normal course of business. Management, after taking into consideration legal counsel's evaluation of such actions, is of the opinion that the outcome of these matters will not have a material adverse effect on the company's financial position.

The company is a party to certain financial instruments with off-balance-sheet risk, which are entered into in the normal course of business. These instruments consist of financial guarantees, repurchase agreements and letters of credit. The company's exposure to credit loss in the event of nonperformance by the debtors is the contractual amount of the financial instruments. The company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Collateral or other security is generally required to support financial instruments with off-balance-sheet credit risk.

At December 31, 1998 the company had $219 million in recourse obligations of finance receivables related to the discontinued operations of WFC (Refer to Note
3) and $155 million in guarantees of customer lines of credit at commercial banks.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 1998, the company had noncancelable operating lease commitments totaling $237 million. The annual future minimum lease payments are detailed in the table below.


                                Annual
(dollars in millions)           Expense
---------------------           -------
1999 .........................   $ 61
2000 .........................     50
2001 .........................     35
2002 .........................     28
2003 .........................     24
Thereafter ...................     39
                                 ----
                                 $237
                                 ====

The company's rent expense was $81 million, $82 million and $74 million for the years 1998, 1997 and 1996, respectively.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(14) BUSINESS SEGMENT INFORMATION

The company adopted the Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," during the fourth quarter of 1998. Statement No. 131 established standards for reporting information about operating segments in annual financial statements and in interim financial reports issued to stockholders. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision maker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

The company identifies such segments based upon geographical regions of operations because each operating segment manufactures home appliances and related components, but serves strategically different markets. The chief operating decision maker evaluates performance based upon each segment's operating income, which is defined as income before interest income or interest expense, taxes and minority interests. Intersegment sales and transfers are generally at current market prices, as if the sales or transfers were to third parties. The "Other" segment primarily includes corporate expenses and eliminations.

The company generally evaluates business segments based on net sales, not including intersegment appliance sales. Intersegment sales are included in Other/Eliminations. Latin America consists of the company's Brazilian sumbsidiaries in 1997 and 1998. Total assets are those assets directly associated with the respective operating activities. Other assets consist principally of assets related to corporate activities, including the equity investment in Brazil in 1996 and the assets of discontinued operations held for sale in 1997.

Substantially all of the company's trade receivables are from distributors and retailers.

Sales activity with Sears, Roebuck and Co., a North American major home appliance retailer, represented 17%, 20% and 21% of consolidated net sales in 1998, 1997 and 1996. Related receivables were 16%, 17% and 24% of consolidated trade receivables for December 31, 1998, 1997 and 1996.

The company conducts business in two countries which individually comprised over ten percent of consolidated net sales and total assets within the last three years. The United States represented 50%, 57% and 58% of net sales for 1998, 1997 and 1996, respectively, while Brazil totalled 20% for 1998. As a percentage of total assets, the United States accounted for 53%, 64% and 79% at the end of 1998, 1997 and 1996. Brazil accounted for 24% and 28% of total assets at the end of 1998 and 1997, respectively. The company's Brazilian affiliates were consolidated in November of 1997 and therefore not included in both 1996 calculations and only in the total asset calculation for 1997.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(14) BUSINESS SEGMENT INFORMATION--CONTINUED

                                         North                            Latin                            Other/           Total
                                        America          Europe          America           Asia          Eliminations     Whirlpool
                                      -----------     ------------     -------------    ------------    --------------  ------------
Net sales:                  1998         5,599            2,439              2,090            313              (118)         10,323
                            1997         5,263            2,343                447            400               164           8,617
                            1996         5,310            2,494                 --            461               258           8,523

Intangible
amortization:               1998             3               16                  6              4                10              39
                            1997             3               16                  1              4                10              34
                            1996            --               19                 --              4                12              35

Depreciation:               1998           143               94                126             15                21             399
                            1997           145              110                  3             13                51             322
                            1996           145              107                 --             13                53             318

Restucturing costs
and operating charges:      1998            --               --                 --             --                --              --
                            1997            --               --                 --             --               396             396
                            1996            --               --                 --             --                30              30

Operating profit(loss):     1998           630              122                120            (17)             (167)            688
                            1997           546               54                 22            (62)             (549)             11
                            1996           545              (15)                --            (70)             (182)            278

Total assets:               1998         2,091            2,298              2,499            722               325           7,935
                            1997         2,046            1,999              2,403            672             1,150           8,270
                            1996         2,020            2,501                 --            722             2,772           8,015

Capital expenditures:       1998           188               78                239             25                12             542
                            1997           128               84                 49            100                17             375
                            1996           148              103                 --             63                22             336

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(15) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                        Three Months Ended
                                                      -------------------------------------------------------
(millions of dollars, except per share data)          December 31    September 30      June 30       March 31
                                                      -----------    ------------     --------      ---------
1998

Net sales ...................................          $ 2,735       $ 2,539          $ 2,585       $ 2,464

Cost of products sold .......................          $ 2,045       $ 1,929          $ 1,962       $ 1,870

Earnings from continuing operations .........          $    83       $    78          $    81       $    68

Net earnings ................................          $    83       $    78          $    84       $    80

Per share of common stock:

  Basic earnings from continuing operations .          $  1.10       $  1.03          $  1.07       $   .91
      Basic net earnings ....................          $  1.10       $  1.03          $  1.11       $  1.06

  Diluted earnings from continuing operations          $  1.09       $  1.02          $  1.05       $   .90
      Diluted net earnings ..................          $  1.09       $  1.02          $  1.10       $  1.05

  Dividends paid ............................          $   .34       $   .34          $   .34       $   .34

Stock price:
  High ......................................          $    59-1/2    $   69-15/16    $    75-1/4   $    70
  Low .......................................          $    43-11/16  $   45          $    62-7/16  $    50-3/8
  Close .....................................          $    55-3/8    $   47          $    68-3/4   $    68-11/16

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(15) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) *--CONTINUED

                                                                                       Three Months Ended
                                                             ------------------------------------------------------------------
(millions of dollars, except per share data)                 December 31        September 30          June 30         March 31
                                                             -----------        ------------        -----------     ------------
1997

Net sales ..........................................          $   2,510          $ 2,043           $ 2,074          $ 1,990

Cost of products sold ..............................          $   1,887          $ 1,593           $ 1,588          $ 1,536

Earnings (loss) from continuing operations .........          $      50          $  (200)          $    61          $    43

Net earnings (loss) ................................          $      92          $  (218)          $    65          $    46

Per share of common stock:

  Basic earnings (loss) from continuing operations .          $     .67          $ (2.68)          $   .82          $   .57
      Basic net earnings (loss) ....................          $    1.24          $ (2.93)          $   .87          $   .62

  Diluted earnings (loss) from continuing operations          $     .66          $ (2.68)          $   .81          $   .57
      Diluted net earnings (loss) ..................          $    1.22          $ (2.93)          $   .86          $   .62

  Dividends paid ...................................          $     .34          $   .34           $   .34          $   .34

Stock price:
  High .............................................          $      66-15/16    $    69-1/2       $    55-1/4      $    52-1/2
  Low ..............................................          $      51-7/8      $    48           $    45-1/4      $    46
  Close ............................................          $      55          $    66-5/16      $    54-9/16     $    47-5/8

Restructuring and other special charges described in Note 10 reduced third and fourth quarter 1997 earnings from continuing operations by $258 million and $14 million, respectively. Discontinued operations include a third quarter after-tax charge of $22 million to provide a reserve for certain WFC assets and a $42 million after-tax gain in the fourth quarter for the sale of WFC assets (refer to Note 3).

Fourth quarter 1997 included two months of consolidated Brazilian results, $5 million related to the elimination of the Brazil one month lag in reported equity earnings and $8 million related to a pension settlement gain.

* The first three quarters of 1997 earnings per share amounts have been restated to reflect WFC as a discontinued operation and to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." As a result of the company's 1997 full year net loss, diluted earnings per share on a year-to-date basis does not equal the sum of the individual quarters' diluted earnings per share.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               Report of Ernst & Young LLP, Independent Auditors

The Stockholders and Board of Directors
Whirlpool Corporation
Benton Harbor, Michigan

     We have audited the accompanying consolidated balance sheets of Whirlpool Corporation as of December 31, 1998 and 1997, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Brasmotor S.A. and its consolidated subsidiaries, whose statements reflect total assets of $2,500 million and $2,200 million as of December 31, 1998 and 1997, respectively and net earnings of $58 million, $41 million and $120 million for the years ended December 31, 1998, 1997 and 1996, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for Brasmotor S.A. and its consolidated subsidiaries, is based on the reports of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material missstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits and the reports of the other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Whirlpool Corporation at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



Chicago, Illinois
January 21, 1999

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Report by Management on the Consolidated Financial Statements

The management of Whirlpool Corporation has prepared the accompanying financial statements. The financial statements have been audited by Ernst & Young, independent auditors, whose report, based upon their audits and the reports of other independent auditors, expresses the opinion that these financial statements present fairly the consolidated financial position, results of operations and cash flows of Whirlpool and its subsidiaries in accordance with generally accepted accounting principles. Their audits are conducted in conformity with generally accepted auditing standards.

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

  The audit committee of the board of directors of the company, which is composed of five directors who are not employed by the company, considers and makes recommendations to the board of directors as to accounting and auditing matters concerning the company, including recommending for appointment by the board the firm of independent auditors engaged on an annual basis to audit the financial statements of Whirlpool and its majority-owned subsidiaries. The audit committee meets with the independent auditors at least three times each year to review the scope of the audit, the results of the audit and such recommendations as may be made by said auditors with respect to the company's accounting methods and system of internal controls.



Ralph F. Hake
Senior Executive Vice President and Chief Financial Officer
February 12, 1999


(millions of dollars except share and employee data)
CONSOLIDATED OPERATIONS                                     1998           1997          1996          1995           1994
                                                         ---------      ----------    ----------    ----------     ---------
   Net sales                                          $    10,323    $      8,617   $     8,523   $     8,163   $     7,949
------------------------------------------------------------------------------------------------------------------------------
   Operating profit                             (1)   $       688    $         11   $       278   $       366   $       370
   Earnings (loss) from continuing operations
     before income taxes and other items              $       564    $       (171)  $       100   $       214   $       269
   Earnings (loss) from continuing operations         $       310    $        (46)  $       141   $       195   $       147
   Earnings (loss) from discontinued operations (2)   $        15    $         31   $        15   $        14   $        11
   Net earnings (loss)                          (3)   $       325    $        (15)  $       156   $       209   $       158
------------------------------------------------------------------------------------------------------------------------------
   Net capital expenditures                           $       542    $        378   $       336   $       483   $       418
   Depreciation                                       $       399    $        322   $       318   $       282   $       246
   Dividends                                          $       102    $        102   $       101   $       100   $        90
------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL POSITION
   Current assets                                     $     3,882    $      4,281   $     3,812   $     3,541   $     3,078
   Current liabilities                                $     3,267    $      3,676   $     4,022   $     3,829   $     2,988
   Working capital                                    $       615    $        605   $      (210)  $      (288)  $        90
   Property, plant and equipment-net                  $     2,418    $      2,375   $     1,798   $     1,779   $     1,440
   Total assets                                       $     7,935    $      8,270   $     8,015   $     7,800   $     6,655
   Long-term debt                                     $     1,087    $      1,074   $       955   $       983   $       885
   Stockholders' equity                               $     2,001    $      1,771   $     1,926   $     1,877   $     1,723
------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
   Basic earnings (loss) from continuing
     operations before accounting change              $      4.09    $      (0.62)  $      1.90   $      2.64   $      1.98
   Diluted earnings (loss) from continuing
     operations before accounting change              $      4.06    $      (0.62)  $      1.88   $      2.60   $      1.95
   Diluted net earnings (loss)                  (3)   $      4.25    $      (0.20)  $      2.08   $      2.78   $      2.10
   Dividends                                          $      1.36    $       1.36   $      1.36   $      1.36   $      1.22
   Book value                                         $     26.16    $      23.71   $     25.93   $     25.40   $     23.21
   Closing Stock Price - NYSE                         $    55-3/8    $         55   $    46-5/8   $    53-1/4   $    50-1/4
------------------------------------------------------------------------------------------------------------------------------
KEY RATIOS                                      (4)
   Operating profit margin                                   6.7%             0.1%         3.3%          4.5%          4.7%
   Pre-tax margin                               (5)          5.5%            (2.0)%        1.2%          2.6%          3.4%
   Net margin                                   (6)          3.0%            (0.5)%        1.7%          2.4%          1.8%
   Return on average stockholders' equity       (7)         17.2%            (0.8)%        8.2%         11.6%          9.4%
   Return on average total assets               (8)          4.6%            (0.7)%        1.8%          3.0%          2.8%
   Current assets to current liabilities                     1.2              1.2          0.9           0.9           1.0
   Total debt-appliance business
     as a percent of invested capital           (9)         34.6%            38.5%        42.6%         43.3%         34.4%
   Price earnings ratio                                     13.0              --          22.4          19.2          23.9
   Interest coverage                           (10)          3.0              0.7          2.4           3.1           4.0
------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
   Number of common shares
     outstanding (in thousands):
       Average - on a diluted basis                        76,507          74,697        77,178        76,812        77,588
       Year-end                                            76,089          75,262        74,415        74,081        73,845
   Number of stockholders (year-end)                       13,584          10,171        11,033        11,686        11,821
   Number of employees (year-end)                          58,630          61,370        48,163        45,435        39,016
   Total return to shareholders
      (five year annualized)                   (11)          (1.2)%          6.8%          6.3%         20.8%         12.0%


CONSOLIDATED OPERATIONS                                    1993          1992          1991          1990          1989
                                                         ---------     ----------    ----------    ----------    ----------
   Net sales                                          $     7,368   $       7,097  $      6,550  $      6,424   $     6,138
-----------------------------------------------------------------------------------------------------------------------------
   Operating profit                             (1)   $       504   $         447  $        353  $        300   $       377
   Earnings (loss) from continuing operations
     before income taxes and other items              $       418   $         334  $        256  $        177   $       281
   Earnings (loss) from continuing operations         $       257   $         179  $        139  $         45   $       169
   Earnings (loss) from discontinued operations (2)   $       (28)  $          26  $         31  $         27   $        18
   Net earnings (loss)                          (3)   $        51   $         205  $        170  $         72   $       187
-----------------------------------------------------------------------------------------------------------------------------
   Net capital expenditures                           $       309   $         288  $        287  $        265   $       208
   Depreciation                                       $       241   $         275  $        233  $        247   $       222
   Dividends                                          $        85   $          77  $         76  $         76   $        76
-----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL POSITION
   Current assets                                     $     2,708   $       2,740  $      2,920  $      2,900   $     2,889
   Current liabilities                                $     2,763   $       2,887  $      2,931  $      2,651   $     2,251
   Working capital                                    $       (55)  $        (147) $        (11) $        249   $       638
   Property, plant and equipment-net                  $     1,319   $       1,325  $      1,400  $      1,349   $     1,288
   Total assets                                       $     6,047   $       6,118  $      6,445  $      5,614   $     5,354
   Long-term debt                                     $       840   $       1,215  $      1,528  $        874   $       982
   Stockholders' equity                               $     1,648   $       1,600  $      1,515  $      1,424   $     1,421
-----------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
   Basic earnings (loss) from continuing
     operations before accounting change              $      3.60   $        2.55  $       2.00  $       0.65   $      2.44
   Diluted earnings (loss) from continuing
     operations before accounting change              $      3.47   $        2.46  $       1.98  $       0.65   $      2.44
   Diluted net earnings (loss)                  (3)   $      0.71   $        2.81  $       2.41  $       1.04   $      2.70
   Dividends                                          $      1.19   $        1.10  $       1.10  $       1.10   $      1.10
   Book value                                         $     23.17   $       22.91  $      21.78  $      20.51   $     20.49
   Closing Stock Price - NYSE                         $    66-1/2   $      44-5/8  $     38-7/8  $     23-1/2   $     33
-----------------------------------------------------------------------------------------------------------------------------
KEY RATIOS                                      (4)
   Operating profit margin                                   6.8%            6.3%          5.4%          4.7%          6.1%
   Pre-tax margin                               (5)          5.7%            4.7%          3.9%          2.8%          4.6%
   Net margin                                   (6)          3.5%            2.5%          2.1%          0.7%          2.8%
   Return on average stockholders' equity       (7)         14.2%           13.1%         11.6%          5.1%         13.7%
   Return on average total assets               (8)          4.0%            3.3%          2.9%          1.4%          4.9%
   Current assets to current liabilities                     1.0             0.9           1.0           1.1           1.3
   Total debt-appliance business
     as a percent of invested capital           (9)         31.6%           41.7%         46.1%         37.6%         39.2%
   Price earnings ratio                                     21.2            15.9          16.1          22.6          12.2
   Interest coverage                           (10)          5.0             3.4           2.9           2.0           3.6
-----------------------------------------------------------------------------------------------------------------------------
OTHER DATA
   Number of common shares
     outstanding (in thousands):
       Average - on a diluted basis                        76,013          75,661        72,581        69,595        69,461
       Year-end                                            73,068          70,027        69,640        69,465        69,382
   Number of stockholders (year-end)                       11,438          11,724        12,032        12,542        12,454
   Number of employees (year-end)                          39,590          38,520        37,886        36,157        39,411
   Total return to shareholders
      (five year annualized)                   (11)         25.8%           17.0%          6.7%          2.8%         11.3%



CONSOLIDATED OPERATIONS                                  1988
                                                       ----------
   Net sales                                         $     4,306
-----------------------------------------------------------------
   Operating profit                             (1)  $       227
   Earnings (loss) from continuing operations
     before income taxes and other items             $       210
   Earnings (loss) from continuing operations        $       146
   Earnings (loss) from discontinued operations (2)  $       (52)
   Net earnings (loss)                          (3)  $        94
-----------------------------------------------------------------
   Net capital expenditures                          $       166
   Depreciation                                      $       143
   Dividends                                         $        76
-----------------------------------------------------------------
CONSOLIDATED FINANCIAL POSITION
   Current assets                                    $     1,827
   Current liabilities                               $     1,374
   Working capital                                   $       453
   Property, plant and equipment-net                 $       820
   Total assets                                      $     3,410
   Long-term debt                                    $       474
   Stockholders' equity                              $     1,321
-----------------------------------------------------------------
PER SHARE DATA
   Basic earnings (loss) from continuing
     operations before accounting change             $      2.11
   Diluted earnings (loss) from continuing
     operations before accounting change             $      2.10
   Diluted net earnings (loss)                  (3)  $      1.36
   Dividends                                         $      1.10
   Book value                                        $     19.06
   Closing Stock Price - NYSE                        $    24-3/4
-----------------------------------------------------------------
KEY RATIOS                                      (4)
   Operating profit margin                                  5.3%
   Pre-tax margin                               (5)         4.9%
   Net margin                                   (6)         3.4%
   Return on average stockholders' equity       (7)         7.2%
   Return on average total assets               (8)         2.9%
   Current assets to current liabilities                    1.3
   Total debt-appliance business
     as a percent of invested capital           (9)        20.5%
   Price earnings ratio                                    18.2
   Interest coverage                           (10)         6.2
-----------------------------------------------------------------
OTHER DATA
   Number of common shares
     outstanding (in thousands):
       Average - on a diluted basis                      69,435
       Year-end                                          69,289
   Number of stockholders (year-end)                     12,521
   Number of employees (year-end)                        29,110
   Total return to shareholders
      (five year annualized)                   (11)        4.4%

(1) Restructuring and special operating charges were $405 million in 1997, $30 million in 1996, and $250 million in 1994. See Note 10.
(2) The Company's financial services business was discontinued in 1997 and the kitchen cabinet business was discontinued in 1988.
(3) Includes cumulative effect of accounting changes: 1993-Accounting for postretirement benefits other than pensions of ($180) million or ($2.42) per diluted share.
(4) Excluding gain from discontinued operations in 1998, return on average stockholders' equity was 16.5%, and return on average total assets was 4.3%. Excluding non-recurring items, selected 1997 Key Ratios would be as follows: a) Operating profit margin 4.7%, b) Pre-tax margin 2.7%, c) Net margin 2.6%, d) Return on average stockholders' equity 12.0%, e) Return on average total assets 2.7%, and f) Interest coverage 3.0%.
(5) Earnings from continuing operations before income taxes and other items, as a percent of sales.
(6) Earnings from continuing operations before accounting change, as a percent of sales.
(7) Net earnings before accounting change divided by average stockholders' equity.
(8) Net earnings before accounting change, plus minority interest divided by average total assets.
(9) Debt less cash and equivalents divided by debt, stockholders' equity and minority interests less cash and equivalents.
(10) Ratio of earnings from continuing operations (before income taxes, accounting change and interest expense) to interest expense.
(11)  Stock appreciation plus reinvested dividends.

                                      49