Form 10-K405, Exhibit 13
period 1999-12-31
WHIRLPOOL CORP /DE/
filed 2000-03-20
CIK 106640

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

The consolidated statements of earnings summarize operating results for the last three years. This section of Management's Discussion and Analysis highlights the main factors affecting changes in operating results during the three-year period.

The company's investment in its Brazilian subsidiary, Brasmotor S.A. (Brasmotor), is accounted for on a consolidated basis for the full year 1999 and 1998 and the last two months of 1997. Prior to the consolidation, the Brazilian operations were accounted for on an equity basis.

EARNINGS

Core earnings increased 31% in 1999 while 1998 core earnings increased 37% over 1997. The term "core earnings" refers to earnings from continuing operations excluding the effects of the first quarter 1999 Brazilian currency devaluation and restructuring and special operating charges recorded in 1997.

Earnings and earnings per share for 1999, 1998 and 1997 were as follows:

                                                  -----------------------------
(dollars in millions, except per share data)      1999        1998        1997
Core earnings                                     $ 407       $ 310      $  226
-------------------------------------------------------------------------------
Diluted core earnings per share                   $5.35       $4.06      $ 2.99
-------------------------------------------------------------------------------
Earnings (loss) from continuing operations        $ 347       $ 310      $  (46)
-------------------------------------------------------------------------------
Diluted earnings (loss) per share from
  continuing operations                           $4.56       $4.06      $(0.62)
-------------------------------------------------------------------------------
Net earnings (loss)                               $ 347       $ 325      $  (15)
-------------------------------------------------------------------------------
Diluted net earnings (loss) per share             $4.56       $4.25      $(0.20)
-------------------------------------------------------------------------------

Earnings from continuing operations and net earnings for 1999 were reduced $60 million after-taxes and minority interests, or $0.79 per diluted share, by the first quarter's Brazilian currency devaluation.

During 1998, the company recorded an after-tax gain from discontinued operations of $15 million or $0.19 per diluted share related to the sale of consumer financing and European inventory financing assets to Transamerica Distribution Finance Corporation (TDF), concluding a series of transactions to dispose of its financing business initiated in the fourth quarter of 1997. Over 1998 and 1997, the company recorded total after-tax gains from discontinued operations of $57 million, or $0.74 per diluted share related to these transactions.

In 1997, an after-tax and minority interests restructuring charge of $232 million, or $3.07 per diluted share and an after-tax and minority interests special operating charge of $40 million, or $0.54 per diluted share were incurred to better align the company's cost structure within the global home-appliance marketplace. Discontinued operating results for 1997 were $31 million, or $42

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION


per diluted share, including an after-tax special operating charge of $22 million, or $0.29 per diluted share, an after-tax gain on business dispositions of $42 million or $0.55 per diluted share and discontinued earnings (before special charges) of $11 million or $0.16 per diluted share. Refer to Notes 4 and 11 to the accompanying consolidated financial statements.

Equity earnings(loss) were $(4) million, $1 million and $67 million in 1999, 1998 and 1997. The decrease from 1998 was due primarily to the consolidation of Brasmotor starting in the last two months of 1997.

NET SALES

Net sales were $10.5 billion in 1999, a 2% increase over $10.3 billion in 1998. Net sales were $8.6 billion in 1997. The increase in 1999 results was primarily from a 9% increase in unit volumes, partially offset by the impact of currency fluctuations around the world. Excluding currency fluctuations, sales would have increased 11% over 1998. The regional trends were as follows:

- North American overall unit volumes were up 12%, with major appliances up 13% in an industry which was up 11%. This volume increase translated into a 10% increase in net sales. Unit volumes and net sales were up 10% and 6%, respectively, in the 1998 versus 1997 comparison.

- European unit sales increased 7% in an industry which increased 3%, while net sales were up 1% over a year ago reflecting the impact of currency fluctuations. Excluding the impact of currency fluctuations, net sales would have increased 6% over 1998. Unit volumes and net sales increased 7% and 4%, respectively, in the 1998 versus 1997 comparison due to higher volume and improved product mix.

- A weak Brazilian economy in the first half of 1999 and the Brazilian currency devaluation, which occurred primarily in the first quarter, contributed to flat unit sales and a 20% decrease in net sales in Latin America for the year versus 1998. Net sales adjusted for currency fluctuations increased 16% over 1998.

The increase in 1998 consolidated net sales over 1997 was due primarily to the full year consolidation of Brasmotor. Excluding the impact of consolidating Brasmotor and currency fluctuations, net sales were up 4% in 1998 over 1997.

GROSS MARGIN

The gross margin percentage increased nearly one percentage point over 1998 to 25.3%, due primarily to benefits resulting from the restructuring started in 1997 and ongoing productivity improvements from the company's Operational Excellence program. These benefits combined to more than offset a change in the classification of certain North American sales allowances in 1999 from selling, general and administrative expenses into net sales. The reclassification reduced the full year gross margin by 0.3 percentage points. The regions all generated strong improvements during 1999 as North America's gross margin as a percentage of sales, excluding the sales

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION


allowance reclassification, increased 0.9 percentage points and Europe, Brazil and Asia improved 1.2, 1.1 and 4.3 percentage points, respectively.

The gross margin percentage improved by nearly one percentage point in 1998 versus 1997. The North American gross margin percentage improved due to increased volume, productivity improvements and reduced material costs, partially offset by price deterioration. The European gross margin improved due to the benefits of restructuring plus manufacturing efficiencies and reduced material costs.

Selling, General and Administrative Expenses
--------------------------------------------

Selling, general and administrative expenses as a percent of net sales decreased from 1998 due to improvements related to restructuring and a 0.3 percentage points improvement due to the North American sales allowance reclassification. These improvements were partially offset by $36 million in pre-tax provisions in Brazil related to credit risk. The regional trends were as follows:

- North American expenses as a percentage of net sales increased 0.6 percentage points, excluding the sales allowance reclassification mentioned above, due to a temporary increase in logistics costs and expenses related to the implementation of a new Enterprise Resource Planning system.

- European expenses as a percent of net sales improved by one full percentage point due to reduced costs mainly from restructuring and further efficiency savings.

- Brazil's expenses as a percent of net sales improved slightly due to cost reduction efforts.

- Asia's expenses as a percentage of net sales improved 4.5 points due to increased sales and continued cost reductions efforts.

The improvement of over one percentage point in 1998 versus 1997 was due to restructuring savings and other cost reduction initiatives, partially offset by pre-tax provisions totaling $28 million in Brazil related to increased credit risk.

Other Income and Expense
------------------------

Other income (expense) was $237 million unfavorable in 1999 versus 1998 primarily due to the impact from the Brazilian currency devaluation. The Brazilian real declined from 1.21 to 1.82 per US Dollar from mid-January 1999, when the Brazilian government changed its foreign exchange policy to a floating exchange rate, to December 31, 1999. The main impact from the devaluation occurred in the first quarter and resulted in a $146 million pre-tax charge to earnings (Whirlpool's share after-tax and minority interest was $53 million). Also included in this category was a $12 million pre-tax mark-to-market charge ($7 million after-tax) related to short term forward contracts purchased to hedge movement in Brazil's currency. For the full year, foreign exchange losses within the Brazilian operations totalled $169 million pre-tax (Whirlpool's share after-tax and minority interest was $62 million) and charges related to short term forward contracts totaled $23 million pre-tax ($14 million after-tax). Interest expense decreased $94 million over 1998, but this improvement was offset by lower interest income. Both of these changes were due to the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION


restructuring of the Brazilian balance sheet in order to reduce the company's exposure to exchange rate fluctuations.

Other income (expense) for 1998 was favorable compared to 1997 primarily due to the inclusion of the Brazilian operations in the consolidated results for the full year 1998 versus two months in 1997.

Income Taxes
------------

The effective tax rate for continuing operations was 37% in 1999 (adjusted for the effect of the Brazilian currency devaluation), the same as 1998, and 44% in 1997 (adjusted for restructuring and other special operating charges). Including the Brazilian currency devaluation, the effective tax rate for 1999 was 38%. The decrease from 1997 to 1998 was due to the impact of consolidating Brasmotor, the recognition of certain tax benefits in Europe and Brazil, and the lower impact of permanent tax differences resulting from higher earnings. Including restructuring and other special operating charges, the effective tax benefit rate for 1997 was 5%.

CASH FLOWS

The statements of cash flows from continuing operations reflect the changes in cash and equivalents for the last three years by classifying transactions into three major categories: operating, investing and financing activities.

Operating Activities
--------------------

The company's main source of liquidity is cash from operating activities consisting of net earnings from operations adjusted for non-cash operating items such as depreciation and currency translation adjustments and changes in operating assets and liabilities such as receivables, inventories and payables.

Cash provided by operating activities totaled $801 million versus $763 million in 1998. Cash provided by operations was $593 million in 1997. The increase in 1998 from 1997 was primarily due to higher earnings, partially offset by spending for restructuring.

Investing Activities
--------------------

The principal recurring investing activities are property additions. Net property additions for continuing operations were $437 million, $523 million and $378 million in 1999, 1998 and 1997. The increased spending in 1998 over the 1999 and 1997 levels, was primarily due to significant expenditures in Brazil for product renewals, more efficient production methods and equipment replacement for normal wear and tear.

Refer to Note 3 to the accompanying consolidated financial statements for discussion of business dispositions and acquisitions during the last three years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


Financing Activities
--------------------

Dividends to stockholders totaled $103 million, $102 million and $102 million in 1999, 1998 and 1997.

The company's net borrowings decreased by $324 million in 1999, excluding the effect of currency fluctuations. All of the reduction was in shorter term notes payable and funded through cash generated from operations and existing cash balances in Brazil.

The company's net borrowings decreased by $423 million in 1998, excluding the effect of currency fluctuations, resulting primarily from proceeds related to the Whirlpool Financial Corporation (WFC) asset sales. Also during 1998, the company redeemed $40 million of WFC preferred stock.

FINANCIAL CONDITION AND OTHER MATTERS

The financial position of the company remains strong as evidenced by the December 31, 1999 balance sheet. The company's total assets were $6.8 billion and stockholders' equity is $1.9 billion at the end of 1999 versus $7.9 billion and $2.0 billion respectively at the end of 1998. The decreases from 1998 were due primarily to the impact of the Brazilian currency devaluation and the weakening of the euro.

The overall debt to invested capital ratio (debt ratio) of 37.7% was down from 43.5% in 1998 due primarily to lower borrowings which were reduced by cash generated from operations and existing cash balances in Brazil. The company's debt continues to be rated investment grade by Moody's Investors Service Inc.
(Baal), Standard and Poor's (BBB+) and Duff & Phelps (A-).

The company has external sources of capital available and believes it has adequate financial resources and liquidity to meet anticipated business needs and to fund future growth opportunities such as new products, acquisitions and joint ventures.

On January 7, 2000, the company completed its tender offer for the outstanding publicly traded shares in Brazil of its subsidiaries Brasmotor and Multibras S.A. Eletrodomesticos (Multibras). In completing the offer, the company purchased additional shares of Brasmotor and Multibras for $283 million. With this additional investment, the company's equity interest in its Brazilian subsidiaries increased from approximately 55% to approximately 87%.

On March 1, 1999, the company announced that its Board of Directors approved the repurchase of up to $250 million of the company's outstanding shares of common stock. The shares are to be purchased on the open market and through privately negotiated sales as the company deems appropriate. Through December 31, 1999, the company had repurchased 2,662,100 shares at a cost of $167 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


The company recorded $58 million pre-tax of recovered Brazilian sales taxes paid in prior years during 1999. This recovery of taxes paid under a Brazilian law, which was successfully challenged in the courts, is substantially complete. The company received $42 million of pre-tax benefits from a Brazilian government export incentive (Befiex) recorded in 1998. In 1997, the company recorded $34 million in Befiex and other tax benefits. The Befiex program ended in mid-July 1998.

In December 1996, a favorable decision was obtained by Multibras and Embraco with respect to additional export incentives in connection with the Befiex program. In April 1997, Multibras and Embraco submitted tax-credit claims for about 447 million reais (equivalent to US$440 million as of December 1996) relating to the favorable decision for exports from July 1988 through December 1996. This amount is impacted by exchange rate fluctuations, offset by accrued interest. The Brazilian court must render a final decision on the amount, timing and payment method of any final award. The company has not recognized any income relating to the claims involving sales prior to 1997 because the timing and payment amount of such claims is uncertain.

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

The company manages a portfolio of domestic and cross currency interest rate swaps that serve to effectively convert U.S. Dollar (USD) denominated debt into that of various European currencies. Such local currency denominated debt serves as an effective hedge against the European cash flows and net assets that exist today and that are expected to be generated by the European business over time. (Refer to Notes 1 and 8 for the accounting treatment for, and a detailed description of, these instruments.) Domestic and cross currency interest rate swaps in this portfolio are sensitive to changes in foreign currency exchange rates and interest rates. As of December 31, 1999, a ten percent appreciation of the USD versus the European currencies alone would have resulted in an incremental unrealized gain on these contracts of $41 million. The converse event would have resulted in an incremental unrealized loss on these contracts of $47 million. As of December 31, 1999, a ten percent favorable shift in interest rates alone to each swap would have resulted in an incremental unrealized gain of $10 million. The converse events would have resulted in an incremental unrealized loss of $10 million.

The company uses foreign currency forward contracts and options from time to time to hedge the price risk associated with firmly committed and forecasted cross-border payments and receipts related to its ongoing business and operational financing activities. In addition, in 1999 the company began hedging the U.S. dollar debt of its subsidiaries in Brazil by entering into forward

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


contracts to reduce the company's exposure to exchange rate fluctuations. The value of these contracts moves in a direction opposite to that of the transaction being hedged, thus eliminating the price risk associated with changes in market prices. Foreign currency contracts are sensitive to changes in foreign currency exchange rates. At December 31, 1999, a ten percent unfavorable exchange rate movement in the company's portfolio of foreign currency forward contracts would have resulted in an incremental unrealized loss of $69 million while a ten percent favorable shift would have resulted in an incremental unrealized gain of $68 million. Consistent with the use of these contracts, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions. The company had an outstanding option to buy Brazilian reais for USD at December 31, 1999. A ten percent increase in the exchange rate would have resulted in an incremental unrealized gain of $10 million while a ten percent decrease would have no financial impact.

The company manages a portfolio of domestic interest rate swap contracts that serve to effectively convert long-term, fixed rate USD-denominated debt into floating rate LIBOR-based debt. The company also uses commodity swap contracts to hedge the price risk associated with firmly committed and forecasted commodities purchases which are not hedged by contractual means directly with suppliers. As of December 31, 1999, a ten percent increase or decrease in interest rates would not have resulted in a material gain or loss. A ten percent shift in copper and aluminum prices would have resulted in an incremental $2 million gain or loss.

Brasmotor's long-term debt carries a floating interest rate that periodically reprices resulting in the carrying value approximating fair value. As of December 31, 1999, a ten percent increase or decrease in interest rates would not have resulted in a material gain or loss.

The company's sensitivity analysis reflects the effects of changes in market risk but does not factor in potential business risks.

EURO CURRENCY CONVERSION

On January 1, 1999, eleven member nations of the European Union began the conversion to a common currency, the "euro." The company has significant manufacturing operations and sales in these countries. The introduction of the euro has eliminated transaction gains and losses within participating countries and there currently has not been any significant impact on operating results from the change over to the euro.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


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

YEAR 2000

The company completed its Year 2000 readiness initiatives and did not experience any significant problems at the beginning of 2000. The company does not anticipate any adverse business effects related to this issue.

The company incurred approximately $21 million in cumulative costs of projects dedicated solely to Year 2000 remediation.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. Management's Discussion and Analysis and other sections of this report may contain forward-looking statements that reflect our current views with respect to future events and financial performance.

Certain statements contained in this annual report and other written and oral statements made from time to time by the company do not relate strictly to historical or current facts. As such, they are considered "forward-looking statements" which provide current expectations or forecasts of future events. Such statements can be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "plan," "project," "will," "forecast," and similar words or expressions. The company's forward-looking statements generally relate to its growth strategies, financial results, product development, and sales efforts. These forward-looking statements should be considered with the understanding that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially.

Many factors could cause actual results to differ materially from the Company's forward-looking statements. Among these factors are: (1) competitive pressure to reduce prices; (2) the ability to gain or maintain market share in an intensely competitive global market; (3) the success of our global strategy to develop brand differentiation and brand loyalty; (4) our ability to control operating and selling costs and to maintain profit margins during industry downturns; (5) the success of our Brazilian businesses operating in a challenging and volatile environment; (6) continuation of our strong relationship with Sears, Roebuck and Co. in North America which accounted for approximately 18% of our consolidated net sales of $10.5 billion in 1999; (7) currency exchange rate fluctuations in Latin America, Europe, and Asia that could affect our

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


consolidated balance sheet and income statement; and (8) social, economic, and political volatility in developing markets.

The company undertakes no obligation to update every forward-looking statement, and investors are advised to review disclosures by the company in our filings with the Securities and Exchange Commission. It is not possible to foresee or identify all factors that could cause actual results to differ from expected or historic results. Therefore, investors should not consider the foregoing factors to be an exhaustive statement of all risks, uncertainties, or factors that could potentially cause actual results to differ.

                      CONSOLIDATED STATEMENTS OF EARNINGS

Year ended December 31 (millions of dollars, except    1999     1998     1997
per share data)                                       -------  -------  ------
Net sales............................................ $10,511  $10,323  $8,617
EXPENSES
Cost of products sold................................   7,852    7,805   6,604
Selling and administrative...........................   1,753    1,791   1,625
Intangible amortization..............................      31       39      34
Restructuring costs..................................     --       --      343
                                                      -------  -------  ------
                                                        9,636    9,635   8,606
                                                      -------  -------  ------
  OPERATING PROFIT...................................     875      688      11
OTHER INCOME (EXPENSE)
Interest and sundry..................................    (195)     136     (14)
Interest expense.....................................    (166)    (260)   (168)
                                                      -------  -------  ------
  EARNINGS (LOSS) BEFORE INCOME TAXES AND OTHER
   ITEMS.............................................     514      564    (171)
Income taxes (benefit)...............................     197      209      (9)
                                                      -------  -------  ------
  EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE
   EQUITY EARNINGS AND MINORITY INTERESTS............     317      355    (162)
Equity in affiliated companies.......................      (4)       1      67
Minority interests...................................      34      (46)     49
                                                      -------  -------  ------
  EARNINGS (LOSS) FROM CONTINUING OPERATIONS.........     347      310     (46)
Earnings (loss) from discontinued operations (less
 applicable taxes)...................................     --       --      (11)
Gain on disposal of discontinued operations (less
 applicable taxes)...................................     --        15      42
                                                      -------  -------  ------
  NET EARNINGS (LOSS)................................ $   347  $   325  $  (15)
                                                      =======  =======  ======
Per share of common stock:
  Basic Earnings (loss) from continuing operations... $  4.61  $  4.09  $(0.62)
  Basic Net earnings (loss).......................... $  4.61  $  4.29  $(0.20)
                                                      =======  =======  ======
  Diluted Earnings (loss) from continuing operations. $  4.56  $  4.06  $(0.62)
  Diluted Net earnings (loss)........................ $  4.56  $  4.25  $(0.20)
                                                      =======  =======  ======
  Cash dividends..................................... $  1.36  $  1.36  $ 1.36
                                                      =======  =======  ======

                See notes to consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS

December 31 (millions of dollars)                                   1999     1998
                                                                    ----     ----
                              ASSETS
                              ------
CURRENT ASSETS
  Cash and equivalents............................................ $   261  $   636
  Trade receivables, less allowances of (1999: $124; 1998: $116)..   1,477    1,711
  Inventories.....................................................   1,065    1,100
  Prepaid expenses and other......................................     286      268
  Deferred income taxes...........................................      88      167
                                                                   -------  -------
      Total Current Assets........................................   3,177    3,882
OTHER ASSETS
  Investment in affiliated companies..............................     112      108
  Intangibles, net................................................     795      936
  Deferred income taxes...........................................     247      262
  Other...........................................................     317      329
                                                                   -------  -------
                                                                     1,471    1,635
PROPERTY, PLANT AND EQUIPMENT
  Land............................................................      70       77
  Buildings.......................................................     863      900
  Machinery and equipment.........................................   4,249    4,534
  Allowance for Depreciation......................................  (3,004)  (3,093)
                                                                   -------  -------
                                                                     2,178    2,418
                                                                   -------  -------
      Total Assets................................................ $ 6,826  $ 7,935
                                                                   =======  =======
               LIABILITIES AND STOCKHOLDERS' EQUITY
               ------------------------------------
CURRENT LIABILITIES
  Notes payable................................................... $   444  $   905
  Accounts payable................................................   1,081    1,079
  Employee compensation...........................................     300      271
  Accrued expenses................................................     803      870
  Restructuring costs.............................................      39      117
  Current maturities of long-term debt............................     225       25
                                                                   -------  -------
      Total Current Liabilities...................................   2,892    3,267
OTHER LIABILITIES
  Deferred income taxes...........................................     157      152
  Postemployment benefits.........................................     612      622
  Other liabilities...............................................     168      192
  Long-term debt..................................................     714    1,087
                                                                   -------  -------
                                                                     1,651    2,053
MINORITY INTERESTS                                                     416      614
STOCKHOLDERS' EQUITY
  Common stock, $1 par value: 250 million shares authorized.......      84       83
  Paid-in capital.................................................     374      321
  Retained earnings...............................................   2,268    2,024
  Unearned restricted stock.......................................      (6)      (3)
  Cumulative translation adjustments..............................    (443)    (183)
  Treasury stock--9 and 6 million shares at cost in 1999 and 1....    (410)    (241)
                                                                   -------  -------
      Total Stockholders' Equity..................................   1,867    2,001
                                                                   -------  -------
      Total Liabilities and Stockholders' Equity.................. $ 6,826  $ 7,935
                                                                   =======  =======

                See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   1999      1998      1997
Year ended December 31 (millions of dollars)     --------  --------  --------
OPERATING ACTIVITIES
Net earnings (loss)............................. $    347  $    325  $    (15)
Depreciation....................................      386       399       322
Deferred income taxes...........................       29        26      (208)
Equity in net earnings (loss) of affiliated
 companies, less dividends received.............        4        (1)      (51)
Gain on business dispositions...................      --        (25)      (70)
Provision for doubtful accounts.................       37        29        89
Amortization of goodwill........................       31        39        34
Restructuring charges, net of cash paid.........      (73)      (99)      267
Minority interests..............................      (34)       46       (49)
Changes in assets and liabilities, net of
 effects of business acquisitions and
 dispositions:
  Trade receivables.............................      (41)     (184)     (145)
  Inventories...................................      (52)       73       177
  Accounts payable..............................      106        89        20
  Other--net....................................       61        46       222
                                                 --------  --------  --------
Cash Provided by Operating Activities........... $    801  $    763  $    593
                                                 ========  ========  ========
INVESTING ACTIVITIES
Net additions to properties..................... $   (437) $   (523) $   (378)
Net change in financing receivables and leases..      --        --        706
Net assets of discontinued operations...........      --        --       (562)
Acquisitions of businesses, less cash acquired..      --       (121)      179
Net increase (decrease) in investment in and
 advances to affiliated companies...............      --        --         13
Business dispositions...........................      --        587     1,038
Other...........................................      --        --         (8)
                                                 --------  --------  --------
Cash Provided by (Used for) Investing
 Activities..................................... $   (437)      (57)      988
                                                 ========  ========  ========
FINANCING ACTIVITIES
Proceeds of short-term borrowings............... $ 15,479    19,141    31,487
Repayments of short-term borrowings.............  (15,841)  (19,519)  (32,439)
Proceeds of long-term debt......................      152       290       102
Repayments of long-term debt....................     (175)     (306)     (211)
Repayments of non-recourse debt.................      --        --         (8)
Dividends.......................................     (103)     (102)     (102)
Purchase of treasury stock......................     (167)      --        --
Redemption of preferred stock...................      --        (40)      --
Other...........................................       59       (83)       47
                                                 --------  --------  --------
Cash (Used for) Financing Activities............ $   (596)     (619)   (1,124)
                                                 ========  ========  ========
Effect of Exchange Rate Changes on Cash and
 Equivalents.................................... $   (143)      (29)       (8)
                                                 ========  ========  ========
Increase (Decrease) in Cash and Equivalents..... $   (375)       58       449
Cash and Equivalents at Beginning of Year.......      636       578       129
                                                 ========  ========  ========
Cash and Equivalents at End of Year............. $    261  $    636  $    578
                                                 ========  ========  ========

                See notes to consolidated financial statements.

          Consolidated Statements of Changes in Stockholders' Equity

                                       Treasury  Accumulated
                                       Stock /      Other
                                Common Paid-in- Comprehensive Retained
                                Stock  Capital     Income     Earnings  Total
(millions of dollars)           ------ -------- ------------- -------- -------
Balances, January 1, 1997......  $ 81    $  3       $ (76)     $1,918  $ 1,926
Comprehensive income
  Net Income...................                                   (15)     (15)
  Foreign currency items, net
   of tax of $36...............                       (73)                 (73)
                                                                       -------
Comprehensive income...........                                            (88)
                                                                       -------
Common stock issued............     1      34                               35
Dividends declared on common
 stock.........................                                  (102)    (102)
                                 ----    ----       -----      ------  -------
Balances, December 31, 1997....  $ 82    $ 37       $(149)     $1,801  $ 1,771
Comprehensive income (loss)
  Net income (loss)............                                   325      325
  Foreign currency items, net
   of tax (benefit) of ($18)...                       (34)                 (34)
                                                                       -------
Comprehensive income (loss)....                                            291
                                                                       -------
Common stock issued............     1      40                               41
Dividends declared on common
 stock.........................                                  (102)    (102)
                                 ----    ----       -----      ------  -------
Balances, December 31, 1998....  $ 83    $ 77       $(183)     $2,024  $ 2,001
Comprehensive income
  Net income...................                                   347      347
  Foreign currency items, net
   of tax (benefit) of ($41)...                      (260)                (260)
                                                                       -------
Comprehensive income...........                                             87
                                                                       -------
Common stock repurchased.......          (167)                            (167)
Common stock issued............     1      48                               49
Dividends declared on common
 stock.........................                                  (103)    (103)
                                 ----    ----       -----      ------  -------
Balances, December 31, 1999....  $ 84    $(42)      $(443)     $2,268  $ 1,867
                                 ====    ====       =====      ======  =======

                See notes to consolidated financial statements.

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

Intangibles: The cost of business acquisitions in excess of net tangible assets acquired is amortized on a straight-line basis principally over 40 years. Non-compete agreements are amortized on a straight-line basis over the terms of the agreements. Accumulated amortization totaled $266 million and $258 million at December 31, 1999 and 1998. Should circumstances indicate the potential impairment of goodwill, the company would compare the carrying amount against related estimated undiscounted future cash flows to determine if a write-down to market value or discounted cash flow value is required.

Research and Development Costs: Research and development costs are charged to expense as incurred. Such costs were $210 million, $209 million and $181 million in 1999, 1998 and 1997.

Advertising Costs: Advertising costs are charged to expense as incurred. Such costs from continuing operations were $164 million, $179 million and $155 million in 1999, 1998 and 1997.

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

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF PRINCIPAL ACCOUNTING POLICIES--CONTINUED

  The following table provides the computation of basic and diluted earnings
(loss) per share:

December 31 (millions of dollars, except per share data)              1999      1998      1997
                                                                     --------------------------
Earnings (loss):
Numerator for earnings (loss) per share from
 continuing operations                                                $ 347     $ 310    $  (46)
Numerator for net earnings (loss) per share                             347       325       (15)

Weighted-average shares outstanding:
Denominator for basic earnings (loss) per share                        75.2      75.8      74.7
Effect of dilutive employee stock options                               0.8       0.7       -
                                                                      -----     -----    ------
Denominator for diluted earnings (loss) per share                      76.0      76.5      74.7

Basic earnings (loss) per share from continuing operations            $4.61     $4.09    $(0.62)
Basic net earnings (loss) per share                                   $4.61     $4.29    $(0.20)

Diluted earnings (loss) per share from continuing operations          $4.56     $4.06    $(0.62)
Diluted net earnings (loss) per share                                 $4.56     $4.25    $(0.20)

(2) SUBSEQUENT EVENT

On January 7, 2000, the company completed its tender offer for the outstanding publicly traded shares in Brazil of its subsidiaries Brasmotor S.A. (Brasmotor) and Multibras S.A. Eletrodomesticos (Multibras). In completing the offer, the company purchased additional shares of Brasmotor and Multibras for $283 million. With this additional investment, the company's equity interest in its Brazilian subsidiaries increased from approximately 55% to approximately 87%.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) BUSINESS ACQUISITIONS AND DISPOSITIONS

During 1998, the company purchased a 36% ownership stake in brandwise, LLC, a newly established e-commerce shopping/comparison business. The joint venture will provide consumers with the ability to purchase home accessories on their internet site, brandwise.com. During 1999, the company contributed an additional $6 million thereby maintaining its 36% ownership.

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

In November 1997, the company completed the purchase of approximately 33% of the voting shares, as well as preferred, or non-voting shares of the company's Brazilian affiliate, Brasmotor S.A., for $217 million. The shares, combined with the existing holdings, gave the company a controlling interest of approximately 66% of the voting shares of Brasmotor. Brasmotor is the parent company of Multibras, which has the leading market share position in Latin America, and Empresa Brasileira de Compressores S.A. (Embraco), the world's second largest hermetic compressor manufacturer.

In September 1997, the company reached a definitive agreement to sell the inventory, consumer, and international financing businesses of Whirlpool Financial Corporation (WFC) (refer to Note 4).

The above acquisitions have been accounted for as purchases and their operating results have been consolidated with the company's results since the dates of acquisition. The proforma consolidated operating results reflecting these acquisitions for the full year would not have been materially different from reported amounts.

(4) DISCONTINUED OPERATIONS

In 1997, the company discontinued its financing operations and reached an agreement to sell the majority of WFC's assets in a series of transactions. The company completed the following sales in 1997: certain inventory floor planning financing assets, international factoring assets and certain consumer financing receivables. The company recorded a discontinued pretax gain of $70 million

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(5) INVENTORIES

December 31 (millions of dollars)               1999    1998
                                               --------------
Finished products                              $  932  $  960
Work in process                                    48      54
Raw materials                                     253     279
                                               ------  ------

                                                1,233   1,293

Less excess of FIFO cost over LIFO cost           168     193
                                               ------  ------

Total inventories                              $1,065  $1,100
                                               ======  ======

LIFO inventories represent approximately 28% and 23% of total inventories at December 31, 1999 and 1998.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6) AFFILIATED COMPANIES

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

Equity in the net earnings (loss) of affiliated companies, net of related taxes, is as follows:

(millions of dollars)        1999         1998        1997
                             -----------------------------
Brazilian affiliates          $ -          $(1)        $60
Mexican affiliate               3            1           5
Other                          (7)           1           2
                              ---          ---         ---
Total equity earnings (loss)  $(4)         $ 1         $67
                              ===          ===         ===

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(7) FINANCING ARRANGEMENTS

The company enters into and utilizes numerous uncommitted credit lines from banks and other financial institutions in the normal course of funding of its operations. To ensure that the company has access to adequate and competitive financing under unusual market conditions, the company also enters into committed credit lines backed by formal agreements with counterparties deemed to be reliable. At December 31, 1999, the company had committed credit lines of approximately $919 million, of which $670 million was available, in place with maturities ranging from one month to four years. Generally, the banks are compensated for their credit lines by a fee and do not require formal compensating balances.

Notes payable consist of the following:

December 31 (millions of dollars)        1999    1998
                                         ------------
Payable to banks                         $353    $732
Commercial paper                           80     153
Other                                      11      20
                                         ----    ----
Total notes payable                      $444    $905
                                         ====    ====

The weighted average interest rate on notes payable was 6.86% and 7.60% at December 31, 1999 and 1998.

Although its operating assets have been divested, WFC remains a legal entity with preferred stock arrangements, included within minority interests in the consolidated balance sheet, as follows:

                                          Mandatory
              Number    Face    Annual   Redemption     Date of
            of Shares  Value   Dividend     Date       Issuance
            ---------  -----   --------  ----------   ----------
Series B     350,000   $100     $6.55     9/1/2008     8/31/1993
Series C     250,000   $100     $6.09     2/1/2002    12/27/1996

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(7) FINANCING ARRANGEMENTS--CONTINUED

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

Long-term debt consists of the following:

December 31 (millions of Dollars)    Maturity         Rate            1999        1998
                                    ----------    ------------    ------------------------
Debentures                        2008 and 2016   7.8 and 9.1%      $    368    $    368
Senior notes                      2000 and 2003    9.0 and 9.5           400         400
Medium term notes                  2000 to 2006     8.9 to 9.1            21          25
Mortgage notes                     2000 to 2012     6.3 to 6.6            62          64
Brazilian bank note                2000 to 2004        12.1               92         131
Other                                                                    137         164
                                                                   ----------- -----------
                                                                       1,080       1,152
Less cross currency interest rate swap adjustments                       141          40
Less current maturities                                                  225          25
                                                                   ----------- -----------
Total long-term debt, net                                           $    714    $  1,087
                                                                   =========== ===========

Annual maturities of long-term debt in the next five years, are $225 million, $108 million, $52 million, $248 million and $48 million.

The company paid interest, including a portion recorded as discontinued operations, on short-term and long-term debt totaling $151 million, $290 million and $242 million in 1999, 1998 and 1997.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(8) FAIR VALUE OF FINANCIAL INSTRUMENTS

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

The carrying amounts and fair values of financial instruments for which the fair value does not approximate the liability carrying amount are as follow:

                                                                            1999                             1998
                                                                     ---------------------         ----------------------
                                                                      Carrying     Fair             Carrying     Fair
December 31 (millions of dollars)                                      Amount      Value             Amount      Value
                                                                     ----------------------------------------------------
Long-term debt (including current portion)                           $   1,080   $   1,098         $   1,152   $   1,257
Derivative financial instruments (notional
amounts indicated):
 Hedges of net investment in Europe including
 converted debt:
 Interest rate and cross currency interest rate swaps
 ($1,026 million in 1999; $1,182 million in 1998)                         (141)       (101)              (40)         (7)
 Foreign currency forward contracts
 ($52 million in 1999; $19 million in 1998)                                  -           -                 -          (1)
 Domestic interest rate swap
 ($120 million in 1999: $120 million in 1998)                                -          (1)                -          (2)
Transaction hedges:
 Foreign currency forward and option contracts
 ($751 million in 1999; $424 million in 1998)                                -          12                 -          (9)
 Hedges with commodity swaps
 ($14 million in 1999; $23 million in 1998)                                  -          (2)                -          (2)
                                                                     ----------------------------------------------------
Total long-term debt                                                 $     939   $   1,006         $   1,112   $   1,236
                                                                     ----------------------------------------------------

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(8) FAIR VALUE OF FINANCIAL INSTRUMENTS--CONTINUED

At December 31, 1999, interest rate and cross currency interest rate swaps effectively converted $626 million of U.S. dollar denominated debt into European currency denominations ($285 million - German marks, $261 million - French francs, $28 million - Swiss francs, and $52 million - British pound sterling). About 26% of this converted debt had floating rates and 74% had fixed rates. Floating rates received ranged from LIBOR less .08% to LIBOR, and floating rates paid ranged from local currency LIBOR to local currency LIBOR plus 3.09%. Fixed rates received ranged from 5.93% to 7.20%, and fixed rates paid ranged from 5.13% to 7.98%. The swaps mature within seven years.

At December 31, 1999, one domestic interest rate swap effectively converts $120 million of fixed rate debt into floating rate debt. Fixed rates received were 6.99%. Floating rates paid were LIBOR. The domestic interest rate swap matures within two years.

Foreign currency forward contracts mature within one day to two years and involve principally European, Brazilian and North American currencies. Copper and aluminum commodity swaps mature within two years.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(9) SHAREHOLDERS' EQUITY

On March 1, 1999, the company announced that its Board of Directors approved the repurchase of up to $250 million of the company's outstanding shares of common stock. The shares are to be purchased on the open market and through privately negotiated sales as the company deems appropriate. Through December 31, 1999, the company had repurchased 2,662,100 shares at a cost of $167 million.

In addition to its common stock, the company has 10 million authorized shares of preferred stock (par value $1 per share), none of which is outstanding.

Consolidated retained earnings at December 31, 1999 included $17 million of equity in undistributed net earnings of affiliated companies.

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

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Until such time as the Rights become exercisable, the Rights have no voting or dividend privileges and are attached to, and do not trade separately from, the common stock.

The company covenants and agrees that it will cause to be reserved and kept available at all times a sufficient number of shares of Preferred Stock (and following the occurrence of a Triggering Event, shares of common stock and/or other securities) to permit the exercise in full of all Rights from time to time outstanding.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(10) STOCK OPTION AND INCENTIVE PLANS

The company's stock option and incentive plans permit the grant of stock options and other stock awards covering up to 10.5 million shares to key employees of the company and its subsidiaries, of which 3.2 million shares are available for grant at December 31, 1999. The plans authorize the grant of both incentive and nonqualified stock options and, further, authorize the grant of stock appreciation rights and related supplemental cash payments independently of or with respect to options granted or outstanding. Stock options generally have 10 year terms, and vest and become fully exercisable over a two to three year period after date of grant. An Executive Stock Appreciation and Performance Program (ESAP), a Restricted Stock Value Program (RSVP), a Career Stock Program
(CSP) and a Key Employee Retention Program (KERP) have been established under the plans. Performance awards under ESAP, RSVP and KERP are generally earned over multiyear time periods upon the achievement of certain performance objectives or upon a change in control of the company. CSP awards are earned at specified dates during a participant's career with the company or upon change in control of the company. ESAP awards are payable in cash, common stock, or a combination thereof when earned. RSVP and KERP grant restricted shares, which may not be sold, transferred or encumbered until the restrictions lapse. CSP grants phantom stock awards which are redeemable for shares of the company's common stock upon the recipient's retirement after attaining age 60 and are subject to certain noncompetition provisions. Outstanding restricted and phantom shares totaled 847,000 with a weighted-average grant-date fair value of $51.12 per share at December 31, 1999 and 731,000 with a weighted-average grant-date fair value of $48.06 per share at December 31, 1998. Expenses under the plan were $8 million, $17 million and $21 million in 1999, 1998 and 1997.

Under the Nonemployee Director Stock Ownership Plan, each nonemployee director is automatically granted 400 shares of common stock annually and is eligible for a stock option grant of 600 shares if the company's earnings meet a prescribed earnings formula. In addition, each nonemployee director is awarded annually deferred compensation in the form of 400 shares of phantom stock, which is converted into common stock on a one-for-one basis and paid when the director leaves the Board. This plan provides for the grant of up to 300,000 shares as either stock or stock options, of which 189,000 shares are available for grant at December 31, 1999. The stock options vest and become exercisable six months after date of grant. There were no significant expenses under this plan for 1999, 1998 or 1997.

The company maintains an employee stock option plan (PartnerShare) that may grant substantially all full-time U.S. employees a fixed number of stock options that vest over a three year period and may be exercised over a 10 year period. PartnerShare authorizes the grant of up to 2.5 million shares of which 500,000 shares are available for grant at December 31, 1999.

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

(10) STOCK OPTION AND INCENTIVE PLANS--CONTINUED

Had the company elected to adopt recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," under which stock options are accounted for at estimated fair value, proforma net earnings (loss) and diluted net earnings (loss) per share would be as follows:

December 31 (millions of dollars)            1999    1998    1997
                                            ---------------------
Net earnings (loss)
  As reported                               $ 347   $ 325   $ (15)
  Proforma                                    338     318     (21)

Diluted net earnings (loss) per share
  As reported                               $4.56   $4.25   $(.20)
  Proforma                                   4.45    4.16    (.28)

The fair value of stock options used to compute proforma net earnings (loss) and earnings (loss) per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following assumptions for 1999, 1998 and 1997: expected volatility factor of .255, .216 and .183; dividend yield of 2.2%, 2.4% and 2.4%; risk-free interest rate of 6.4%, 4.5% and 5.5% and a weighted-average expected option life of 5 years for all three years.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(10) STOCK OPTION AND INCENTIVE PLANS--CONTINUED


A summary of stock option information follows:


                                       1999                    1998                      1997
                              ------------------------------------------------------------------------
                                           Weighted-                Weighted-                 Weighted-
December 31                                 Average                  Average                   Average
(thousands of shares,           Number      Exercise      Number     Exercise       Number     Exercise
except per share data)        of Shares      Price      of Shares     Price       of Shares     Price
                              ---------    ---------    ---------   ---------     ---------   ---------
Outstanding at January 1          4,120       $50.59        4,230      $47.06         4,127      $46.31
Granted                           1,629        53.19          919       61.83         1,360       45.78
Exercised                          (960)       46.35         (770)      44.88          (842)      39.83
Canceled or expired                (184)       55.30         (259)      49.81          (415)      50.12
                              ---------                 ---------                 ---------
Outstanding at December 31        4,605       $52.21        4,120      $50.59         4,230      $47.06
                              =========    =========    =========   =========     =========   =========
Exercisable at December 31        2,611       $50.14        2,534      $47.65         2,308      $46.43
                              =========    =========    =========   =========     =========   =========
Fair value of options
  granted during the year                     $14.59                   $12.67                    $ 9.26
                                           =========                =========                 =========

The outstanding options at December 31, 1999, had exercise prices ranging from $24.75 to $72.34 and a weighted-average remaining contractual life of 7.3 years.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(11) RESTRUCTURING AND OTHER SPECIAL CHARGES


During 1997, the company incurred restructuring costs of $343 million ($244 million cash costs and $99 million noncash costs) to better align the company's cost structure within the global home-appliance marketplace. Pretax restructuring charges of $172 million, $101 million, $35 million, $25 million and $10 million relate to the company's European, Asian, Latin American, corporate and North American operations, respectively. More than 87% of the cash costs have been paid to date, with the remainder to be paid in 2000. The restructuring charge includes the elimination of 7,900 global positions of which more than 7,300 positions have eliminated to date. The impact of 1997 restructuring costs after-tax and minority interest was $232 million or $3.07 per diluted share.

In 1997, the company also recognized special charges of $62 million ($53 million of which affected operating profit), principally due to the adjustment of the carrying value of receivables and inventory, primarily in Europe and Asia. The impact of 1997 special operating charges on continuing operations after-tax and minority interest was $40 million or $0.54 per diluted share. In addition, discontinued operations results included a pretax charge of $36 million, after-tax charge of $22 million or $0.29 per diluted share to provide a reserve for certain WFC aerospace assets.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12) INCOME TAXES

Income tax provisions from continuing operations are as follows:

Year ended December 31 (millions of dollars)      1999    1998    1997
                                                  --------------------
Current:
  Federal                                         $148    $132    $ 78
  State and local                                   25      22      20
  Foreign                                           52      40      26
                                                  ----    ----    ----
                                                   225     194     124
Deferred:
  Federal                                           (2)     10     (27)
  State and local                                    -       6      (3)
  Foreign                                          (26)     (1)   (103)
                                                  ----    ----    ----
                                                   (28)     15    (133)
                                                  ----    ----    ----
Total income tax provision (benefit)              $197    $209    $ (9)
                                                  ====    ====    ====

Domestic and foreign earnings (loss) before income taxes and other items from continuing operations are as follows:

Year ended December 31 (millions of dollars)       1999    1998    1997
                                                   --------------------
Domestic                                           $524    $407   $ 288
Foreign                                             (10)    157    (459)
                                                   ----    ----   -----
Total earnings (loss) before taxes and other items $514    $564   $(171)
                                                   ====    ====   =====

Earnings (loss) before income taxes and other items, including discontinued operations (refer to Note 4), were $514 million, $589 million and $(178) million for 1999, 1998 and 1997, respectively.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12) INCOME TAXES--CONTINUED

Reconciliations between the U.S. federal statutory income tax rate and the consolidated effective income tax (benefit) rate for earnings before income taxes and other items for continuing operations are as follows:

Year ended December 31                      1999     1998     1997
                                            ----------------------
U.S. federal statutory rate                 35.0%    35.0%   (35.0)%
Impact of restructuring charge                 -        -     18.2
State and local taxes, net of
  federal tax benefit                        5.5      5.3      8.8
Nondeductible goodwill amortization          1.6      1.5      2.3
Excess foreign taxes (benefits)             (1.1)    (1.0)    (4.0)
Unrecognized prior year foreign deferred
  tax assets and carryforwards              (1.7)    (1.9)    (5.1)
Foreign dividends and subpart F income       2.8      2.2     (5.9)
Foreign government tax incentive            (0.2)    (4.0)       -
Unbenefited operating losses                 2.1      3.3     10.9
Permanent differences                       (6.3)     0.8     (4.5)
Other items                                  0.5     (4.1)     9.3
                                            ----     ----     ----
Effective income tax (benefit) rate         38.2%    37.1%    (5.0)%
                                            ====     ====     ====
Inclusive of discontinued operations, the effective income tax (benefit) rate was 38.2%, 37.3% and (6.9)% for 1999, 1998 and 1997, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12) INCOME TAXES--CONTINUED

Significant components of the company's deferred tax liabilities and assets are as follows:

December 31 (millions of dollars)                        1999      1998
                                                         ----      ----
Deferred tax liabilities:
  Property, plant and equipment                          $109      $158
  Financial services leveraged leases                     124       125
  Software costs                                           28        15
  Contested liabilities                                    34         -
  Other                                                   128        37
                                                         ----      ----
     Total deferred tax liabilities                       423       335

Deferred tax assets
  Postretirement obligation                               176       170
  Restructuring costs                                      24        58
  Product warranty accrual                                 26        33
  Receivable and inventory allowances                      81        33
  Loss carryforwards                                      152       148
  Employee compensation                                    45        39
  Other                                                    55        82
                                                         ----      ----
     Total deferred tax assets                            559       563
      Valuation allowances for deferred tax assets        (18)      (19)
                                                         ----      ----
     Deferred tax assets, net of valuation allowances     541       544
                                                         ----      ----
Net deferred tax assets                                  $118      $209
                                                         ====      ====

The company has recorded valuation allowances to reflect the estimated amount of net operating loss carryforwards, restructuring costs and other deferred tax assets which may not be realized.

The company provides deferred taxes on the undistributed earnings of foreign subsidiaries and affiliates to the extent such earnings are expected to be remitted. Generally, earnings have been remitted only when no significant net tax liability would have been incurred. No provision has been made for U.S. or foreign taxes that may result from future remittances of the undistributed earnings ($482 million at December 31, 1999) of foreign subsidiaries and affiliates expected to be reinvested indefinitely. Determination of the deferred income tax liability on these unremitted earnings is not practicable as such liability, if any, is dependent on circumstances existing when remittance occurs.

The company paid income taxes of $235 million in 1999, $239 million in 1998 and $23 million in 1997. The increase in 1998 is due to increased earnings as 1997 included $343 million in pretax restructuring charges.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 1999, the company has foreign net operating loss carryforwards of $362 million, which are primarily nonexpiring.


(13) PENSION AND POSTRETIREMENT MEDICAL BENEFITS PLANS


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

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                 Pension Benefits
                                             ------------------------
(millions of dollars)                         1999     1998     1997
                                             ------------------------
Change in benefit obligations:
Benefit obligation as of January 1           $1,344    1,255    1,057
Service cost                                     50       49       41
Interest cost                                    98       91       84
Plan participants' contributions                  1        1        1
Amendments                                        7       30       35
Business combinations                             0        0      160
Actuarial (gain) loss                          (114)      28       36
Benefits paid                                   (93)     (86)    (152)
Curtailments                                      0      (14)     (14)
Special termination benefits                     (2)      (2)      17
Foreign currency exchange rate changes          (49)      (8)     (10)
                                             ------------------------
Benefit obligation as of December 31         $1,242    1,344    1,255
                                             ------------------------
Change in plan assets:
Fair value of plan assets as of January 1    $1,672    1,452    1,322
Actual return on plan assets                    644      292      207
Business combinations                             0        0       72
Employer contributions                           12       17        7
Plan participants' contributions                  1        1        1
Benefits paid                                   (93)     (86)    (152)
Foreign currency exchange rate changes          (35)      (4)      (5)
                                             ------------------------
Fair value of plan assets as of December 31  $2,201    1,672    1,452
                                             ------------------------

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                          Pension Benefits
                                              -----------------------------------------
(millions of dollars)                                1999        1998          1997
                                              -----------------------------------------
Reconciliation of prepaid (accrued) cost
   and total amount to be recognized:
Funded status as of December 31             $          959           328           197
Unrecognized actuarial (gain)                       (1,087)         (471)         (365)
Unrecognized prior service cost                         73            71            83
Unrecognized transition asset                           11            22            33
                                              -----------------------------------------
Prepaid (accrued) cost as of December 31    $          (44)          (50)          (52)
                                              -----------------------------------------
Prepaid cost at December 31                             85           114            98
Accrued benefit liability at December 31              (138)         (173)         (159)
Intangible asset                                         2             2             3
Other                                                    7             7             6
                                              -----------------------------------------
Total recognized as of December 31          $          (44)          (50)          (52)
                                              -----------------------------------------

Weighted average assumption as of December 31:
Discount rate                                  5.0 to 11.3%   5.5 to 9.0%   6.0 to 9.0%
Expected return on assets                      6.0 to 11.3%   6.0 to 9.5%   4.5 to 9.5%
Rate of compensation increase                  2.5 to 8.0%    2.0 to 8.0%   2.5 to 9.0%

Components of net periodic benefit cost:
Service cost                                $          50             49            41
Interest cost                                          98             91            84
Expected return on plan assets                       (127)          (112)         (103)
Recognized actuarial (gain)                            (7)            (8)           (7)
Amortization of prior service cost                      9              9             8
Amortization of transition assets                      (1)             0            (3)
                                              -----------------------------------------
Net periodic benefit cost                              22             29            20
                                              -----------------------------------------
Curtailments                                            0             (7)          (13)
Special termination benefits                           (1)             2            17
Settlements                                             0             (3)          (29)
                                              -----------------------------------------
Total cost                                  $          21             21            (5)
                                              -----------------------------------------

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                Postretirement Medical Benefits
                                                -------------------------------
                                                1999          1998         1997
(millions of dollars)                           -------------------------------
Change in benefit obligation:
Benefit obligation as of January 1              $ 428          388          382
Service cost                                       10           10           10
Interest cost                                      30           29           29
Actuarial (gain) loss                             (34)          22          (15)
Benefits paid                                     (20)         (21)         (18)
                                                -------------------------------
Benefit obligation as of December 31            $ 414          428          388
                                                -------------------------------
Change in plan assets:
Fair value of plan assets as of January 1           0            0            0
Employer contributions                             20           21           18
Benefits paid                                     (20)         (21)         (18)
                                                -------------------------------
Fair value of plan assets as of December 31     $   0            0            0
                                                -------------------------------

Reconciliation of prepaid (accrued) cost
  and total amount recognized:
Funded status as of December 31                 $(414)        (428)        (388)
Unrecognized actuarial (gain) loss                (27)           8          (14)
                                                -------------------------------
Prepaid (accrued) cost as of December 31        $(441)        (420)        (402)
                                                -------------------------------
Prepaid cost at December 31                         0            0            0
Accrued benefit liability at December 31         (441)        (420)        (402)
                                                -------------------------------
Total recognized as of December 31              $(441)        (420)        (402)
                                                -------------------------------

Weighted average assumption as of December 31:
Discount rate                                    8.00%        7.25%        7.75%
Medical costs trend rate:
  For year ending December 31                    7.00%        7.00%        8.00%
  Ultimate (year 2000)                           6.00%        6.00%        6.00%

Components of net periodic benefit cost:
Service cost                                    $  10           10           10
Interest cost                                      30           29           29
                                                -------------------------------
Net periodic benefit cost                          40           39           39
                                                -------------------------------
Total cost                                      $  40           39           39
                                                -------------------------------

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The medical cost trend rate significantly affects the reported postretirement benefit cost and benefit obligations. A one-percentage-point change in the assumed health care trend rate would have the following effects:


                                                               One-                     One-
(millions of dollars)                                       percentage-              percentage-
                                                           point increase           point decrease
                                                           --------------           --------------
Effect on total service cost and interest cost components       $ 3                       (3)

Effect on postretirement benefit obligation                     $29                      (28)


The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $80 million, $71 million and $5 million, respectively, as of December 31, 1999, $86 million, $67 million and $6 million, respectively, as of December 31, 1998, and $312 million, $221 million and $140 million, respectively, as of December 31, 1997.

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

The company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. Company matching contributions for domestic hourly and certain other employees under the plan, based on the company's annual operating results and the level of individual participant's contributions, amounted to $9 million, $7 million and $6 million in 1999, 1998 and 1997.

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

At December 31, 1999 the company had $277 million in receivables subject to recourse provisions and $169 million in guarantees of customer lines of credit at commercial banks.

At December 31, 1999, the company had noncancelable operating lease commitments totaling $234 million. The annual future minimum lease payments are detailed in the table below.


                                 Annual
(dollars in millions)            Expense
---------------------            -------
2000                             $ 62
2001                               43
2002                               35
2003                               29
2004                               27
Thereafter                         38
                                 ----
                                 $234
                                 ====

The company's rent expense was $87 million, $81 million and $82 million for the years 1999, 1998 and 1997, respectively.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(15) BUSINESS SEGMENT INFORMATION

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

The company generally evaluates business segments based on net sales, not including intersegment appliance sales. Intersegment sales are included in Other/Eliminations. Total assets are those assets directly associated with the respective operating activities. Other assets consist principally of assets related to corporate activities, including the assets of discontinued operations held for sale in 1997.

Substantially all of the company's trade receivables are from distributors and retailers.

Sales activity with Sears, Roebuck and Co., a North American major home appliance retailer, represented 18%, 17% and 20% of consolidated net sales in 1999, 1998 and 1997. Related receivables were 22%, 16% and 17% of consolidated trade receivables for December 31, 1999, 1998 and 1997.

The company conducts business in two countries which individually comprised over ten percent of consolidated net sales and total assets within the last three years. The United States represented 54%, 50% and 57% of net sales for 1999, 1998 and 1997, respectively, while Brazil totalled 15% and 19% for 1999 and 1998. As a percentage of total assets, the United States accounted for 65%, 57% and 53% at the end of 1999, 1998 and 1997. Brazil accounted for 24%, 31% and 31% of total assets at the end of 1999, 1998 and 1997, respectively. The company's Brazilian affiliates were consolidated in November of 1997 and therefore only in the total asset calculation for 1997.

 WHIRLPOOL CORPORATION
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(15) BUSINESS SEGMENT INFORMATION-CONTINUED

                                           North                    Latin                    Other/             Total
                                          America      Europe      America      Asia       Eliminations       Whirlpool
                                          -------      ------      -------      ----       ------------       ---------
Net sales:
                             1999           6,159       2,452        1,668       375              (143)          10,511
                             1998           5,599       2,439        2,090       313              (118)          10,323
                             1997           5,263       2,343          447       400               164            8,617

Intangible amortization:
                             1999               3          16            2         5                 5               31
                             1998               3          16            6         4                10               39
                             1997               3          16            1         4                10               34

Depreciation:
                             1999             151          88           95        21                31              386
                             1998             143          94          126        15                21              399
                             1997             145         110            3        13                51              322

Restucturing costs
and operating charges:
                             1999               -           -            -         -                 -                -
                             1998               -           -            -         -                 -                -
                             1997               -           -            -         -               396              396

Operating profit (loss):
                             1999             725         177          120        13              (160)             875
                             1998             630         122          120       (17)             (167)             688
                             1997             546          54           22       (62)             (549)              11

Total assets:
                             1999           2,254       1,921        1,653       719               279            6,826
                             1998           2,091       2,298        2,499       722               325            7,935
                             1997           2,046       1,999        2,403       672             1,150            8,270

Capital expenditures:
                             1999             227          77          110         9                14              437
                             1998             188          78          239        25                12              542
                             1997             128          84           49       100                17              378

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(16) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                              Three Months Ended
                                              --------------------------------------------------
(millions of dollars, except per share data)  December 31    September 30    June 30    March 31
                                              -----------    ------------    -------    --------
1999

Net sales                                       $ 2,689        $ 2,719       $ 2,617    $ 2,486

Cost of products sold                           $ 1,983        $ 2,036       $ 1,967    $ 1,866

Earnings from continuing operations             $   113        $   107       $    99    $    28

Net earnings                                    $   113        $   107       $    99    $    28

Per share of common stock:

  Basic earnings from continuing operations     $  1.52        $  1.42       $  1.32    $   .37
  Basic net earnings                            $  1.52        $  1.42       $  1.32    $   .37

  Diluted earnings from continuing operations   $  1.51        $  1.40       $  1.30    $   .36
  Diluted net earnings                          $  1.51        $  1.40       $  1.30    $   .36

  Dividends paid                                $   .34        $   .34       $   .34    $   .34

Stock price:
  High                                            73.56          78.25         74.00      57.00
  Low                                             56.75          61.25         50.50      40.94
  Close                                           65.06          65.31         74.00      54.38

The first quarter earnings and earnings per share were reduced $60 million after-taxes and minority interest, or $0.79 per share, by the first quarter's Brazilian currency devaluation.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(15) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)*--CONTINUED


                                                              Three Months Ended
                                              --------------------------------------------------
                                               December 31  September 30    June 30    March 31
                                              ------------  ------------   ---------  ----------
(millions of dollars, except per
 share data)
1998
Net sales                                       $ 2,735       $ 2,539       $ 2,585     $ 2,464
Cost of products sold                           $ 2,045       $ 1,929       $ 1,962     $ 1,869
Eamings (loss) from continuing
 operations                                     $    83       $    78       $    81     $    68
Net earnings (loss)                             $    83       $    78       $    84     $    80

Per share of common stock:

  Basic earnings (loss) from continuing
   operations                                   $  1.10       $  1.03       $  1.07     $   .91
  Basic net earnings (loss)                     $  1.10       $  1.03       $  1.11     $  1.06
  Diluted earnings (loss) from
   continuing operations                        $  1.09       $  1.02       $  1.05     $   .90
  Diluted net earnings (loss)                   $  1.09       $  1.02       $  1.10     $  1.05

  Dividends paid                                $   .34       $   .34       $   .34     $   .34

Stock price
  High                                            59.50         69.94         75.25       70.00
  Low                                             43.69         45.00         62.44       50.38
  Close                                           55.38         47.00         68.75       68.69


                          Report of Ernst & Young LLP
                             Independent Auditors

The Stockholders and Board of Directors
Whirlpool Corporation
Benton Harbor, Michigan

We have audited the accompanying consolidated balance sheets of Whirlpool Corporation as of December 31, 1999 and 1998, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1998 and 1997 financial statements of Brasmotor S.A. and its consolidated subsidiaries, whose statements reflect total assets of $2,500 million as of December 31, 1998 and net earnings of $58 million and $41 million for the years ended December 31, 1998 and 1997, respectively. Those statements were audited by other auditors which reports have been furnished to us, and our opinion, insofar as it relates to data included for Brasmotor S.A. and its consolidated subsidiaries, is based on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and, for 1998 and 1997, the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Whirlpool Corporation at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



Chicago, Illinois
January 20, 2000

Report by Management on the Consolidated Financial Statements

The management of Whirlpool Corporation has prepared the accompanying financial statements. The financial statements have been audited by Ernst & Young LLP, independent auditors, whose report, based upon their audits, expresses the opinion that these financial statements present fairly the consolidated financial position, results of operations and cash flows of Whirlpool and its subsidiaries in accordance with accounting principles generally accepted in the United States. Their audits are conducted in conformity with auditing standards generally accepted in the United States.

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



Mark E. Brown
Executive Vice President and Chief Financial Officer
February 12, 2000

                    11 YEAR CONSOLIDATED STATISTICAL REVIEW

(millions of dollars
except share and employee
data)                       1999     1998     1997      1996    1995    1994    1993    1992    1991    1990    1989
-------------------------  -------  -------  -------   ------  ------  ------  ------  ------  ------  ------  ------
CONSOLIDATED OPERATIONS
 Net sales..............   $10,511  $10,323  $ 8,617   $8,523  $8,163  $7,949  $7,368  $7,097  $6,550  $6,424  $6,138
                           -------  -------  -------   ------  ------  ------  ------  ------  ------  ------  ------
 Operating profit(1)....   $   875  $   688  $    11   $  278  $  366  $  370  $  504  $  447  $  353  $  300  $  377
 Earnings (loss) from
  continuing operations
  before income taxes
  and other items.......   $   514  $   564  $  (171)  $  100  $  214  $  269  $  418  $  334  $  256  $  177  $  281
 Earnings (loss) from
  continuing operations.   $   347  $   310  $   (46)  $  141  $  195  $  147  $  257  $  179  $  139  $   45  $  169
 Earnings (loss) from
  discontinued
  operations(2).........   $    --  $    15  $    31   $   15  $   14  $   11  $  (28) $   26  $   31  $   27  $   18
 Net earnings (loss)(3).   $   347  $   325  $   (15)  $  156  $  209  $  158  $   51  $  205  $  170  $   72  $  187
                           -------  -------  -------   ------  ------  ------  ------  ------  ------  ------  ------
 Net capital
  expenditures..........   $   437  $   523  $   378   $  336  $  483  $  418  $  309  $  288  $  287  $  265  $  208
 Depreciation...........   $   386  $   399  $   322   $  318  $  282  $  246  $  241  $  275  $  233  $  247  $  222
 Dividends..............   $   103  $   102  $   102   $  101  $  100  $   90  $   85  $   77  $   76  $   76  $   76
                           -------  -------  -------   ------  ------  ------  ------  ------  ------  ------  ------
CONSOLIDATED FINANCIAL
 POSITION
 Current assets.........   $ 3,177  $ 3,882  $ 4,281   $3,812  $3,541  $3,078  $2,708  $2,740  $2,920  $2,900  $2,889
 Current liabilities....   $ 2,892  $ 3,267  $ 3,676   $4,022  $3,829  $2,988  $2,763  $2,887  $2,931  $2,651  $2,251
 Working capital........   $   285  $   615  $   605   $ (210) $ (288) $   90  $  (55) $ (147) $  (11) $  249  $  638
 Property, plant and
  equipment-net.........   $ 2,178  $ 2,418  $ 2,375   $1,798  $1,779  $1,440  $1,319  $1,325  $1,400  $1,349  $1,288
 Total assets...........   $ 6,826  $ 7,935  $ 8,270   $8,015  $7,800  $6,655  $6,047  $6,118  $6,445  $5,614  $5,354
 Long-term debt.........   $   714  $ 1,087  $ 1,074   $  955  $  983  $  885  $  840  $1,215  $1,528  $  874  $  982
 Stockholders' equity...   $ 1,867  $ 2,001  $ 1,771   $1,926  $1,877  $1,723  $1,648  $1,600  $1,515  $1,424  $1,421
                           -------  -------  -------   ------  ------  ------  ------  ------  ------  ------  ------
PER SHARE DATA
 Basic earnings (loss)
  from continuing
  operations before
  accounting change.....   $  4.61  $  4.09  $ (0.62)  $ 1.90  $ 2.64  $ 1.98  $ 3.60  $ 2.55  $ 2.00  $ 0.65  $ 2.44
 Diluted earnings (loss)
  from continuing
  operations before
  accounting change.....   $  4.56  $  4.06  $ (0.62)  $ 1.88  $ 2.60  $ 1.95  $ 3.47  $ 2.46  $ 1.98  $ 0.65  $ 2.44
 Diluted net earnings
  (loss)(3).............   $  4.56  $  4.25  $ (0.20)  $ 2.08  $ 2.78  $ 2.10  $ 0.71  $ 2.81  $ 2.41  $ 1.04  $ 2.70
 Dividends..............   $  1.36  $  1.36  $  1.36   $ 1.36  $ 1.36  $ 1.22  $ 1.19  $ 1.10  $ 1.10  $ 1.10  $ 1.10
 Book value.............   $ 24.55  $ 26.16  $ 23.71   $25.93  $25.40  $23.21  $23.17  $22.91  $21.78  $20.51  $20.49
 Closing Stock Price--
  NYSE..................   $ 65.06  $ 55.38  $ 55.00   $46.63  $53.25  $50.25  $66.50  $44.63  $38.88  $23.50  $33.00
                           -------  -------  -------   ------  ------  ------  ------  ------  ------  ------  ------
KEY RATIOS(4)
 Operating profit
  margin................       8.3%     6.7%     0.1%     3.3%    4.5%    4.7%    6.8%    6.3%    5.4%    4.7%    6.1%
 Pre-tax margin(5)......       4.9%     5.5%    (2.0)%    1.2%    2.6%    3.4%    5.7%    4.7%    3.9%    2.8%    4.6%
 Net margin(6)..........       3.3%     3.0%    (0.5)%    1.7%    2.4%    1.8%    3.5%    2.5%    2.1%    0.7%    2.8%
 Return on average
  stockholders'
  equity(7).............      17.9%    17.2%    (0.8)%    8.2%   11.6%    9.4%   14.2%   13.1%   11.6%    5.1%   13.7%
 Return on average total
  assets(8).............       4.2%     4.6%    (0.7)%    1.8%    3.0%    2.8%    4.0%    3.3%    2.9%    1.4%    4.9%
 Current assets to
  current liabilities...       1.1      1.2      1.2      0.9     0.9     1.0     1.0     0.9     1.0     1.1     1.3
 Total debt-appliance
  business as a percent
  of invested
  capital(9)............      37.7%    43.5%    46.1%    44.2%   45.2%   35.6%   33.8%   42.8%   46.7%   39.1%   39.2%
 Price earnings ratio...      14.3     13.0      --      22.4    19.2    23.9    21.2    15.9    16.1    22.6    12.2
 Interest coverage(10)..       4.1      3.2      0.0      1.6     2.7     3.6     5.0     3.5     3.0     2.3     3.5
                           -------  -------  -------   ------  ------  ------  ------  ------  ------  ------  ------

(millions of dollars
except share and employee
data)                       1999     1998     1997     1996     1995     1994     1993     1992     1991     1990     1989
-------------------------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
OTHER DATA
 Number of common shares
 outstanding (in
 thousands):
 Average--on a diluted
 basis..................    76,044   76,507   74,697   77,178   76,812   77,588   76,013   75,661   72,581   69,595   69,461
 Year-end...............    74,463   76,089   75,262   74,415   74,081   73,845   73,068   70,027   69,640   69,465   69,382
 Number of stockholders
 (year-end).............    12,531   13,584   10,171   11,033   11,686   11,821   11,438   11,724   12,032   12,542   12,454
 Number of employees
 (year-end).............    61,066   58,630   61,370   48,163   45,435   39,016   39,590   38,520   37,886   36,157   39,411
 Total return to
 shareholders (five year
 annualized)(11)........       7.9%    -1.2%     6.8%     6.3%    20.8%    12.0%    25.8%    17.0%     6.7%     2.8%    11.3%

--------
(1) Restructuring and special operating charges were $405 million in 1997 (refer to note 11), $30 million in 1996, and $250 million in 1994.
(2)  The Company's financial services business was discontinued in 1997.
(3) Includes cumulative effect of accounting changes: 1993-Accounting for postretirement benefits other than pensions of ($180) million or ($2.42) per diluted share.
(4) Excluding the first quarter impact of the Brazilian currency devaluation in 1999 and the gain from discontinued operations in 1998, returns on average stockholders' equity were 19.9% and 16.5%, and returns on average total assets were 5.7% and 4.3%.
     Excluding non-recurring items, selected 1997 Key Ratios would be as follows:
     a) Operating profit margin 4.7%, b) Pre-tax margin 2.7%, c) Net margin 2.6%, d) Return on average stockholders' equity 12.0%, e) Return on average total assets 2.7%, and f) Interest coverage 3.0%.
(5) Earnings from continuing operations before income taxes and other items, as a percent of sales.
(6)  Earnings from continuing operations, as a percent of sales.
(7) Net earnings (loss) before accounting change, divided by average stockholders' equity.
(8) Net earnings (loss) before accounting change, plus minority interest divided by average total assets.
(9)  Debt divided by debt, stockholders' equity and minority interests.
(10) Ratio of earnings from continuing operations (before income taxes, accounting change and interest expense) to interest expense.
(11) Stock appreciation plus reinvested dividends.

                                      41