Form 10-K405, Exhibit 13
period 2000-12-31
WHIRLPOOL CORP /DE/
filed 2001-03-16
CIK 106640

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


Earnings
--------

Core earnings decreased 10% in 2000 while 1999 core earnings increased 31% over 1998. The term "core earnings" refers to earnings from continuing operations excluding the effects of the first quarter 1999 Brazilian currency devaluation.

Earnings and earnings per share were as follows:

(millions of dollars, except per share data)                                   2000                1999             1998
                                                                       --------------    ----------------    -------------
Core earnings                                                                $    367            $    407         $    310
Diluted core earnings per share                                                  5.20                5.35             4.06
Earnings from continuing operations                                               367                 347              310
Diluted earnings per share from continuing operations                            5.20                4.56             4.06
Net earnings                                                                      367                 347              325
Diluted net earnings per share                                                   5.20                4.56             4.25


Core earnings for 2000 were affected by the impact of a slowing industry and intense pricing pressures in the company's two largest markets, North America and Europe. Increased research and development, advertising and product launch costs in support of the company's brand strategy were offset by $59 million in pension gains, after-tax, or $0.84 per diluted share. Core earnings for 2000, 1999 and 1998 included $49 million, $20 million and $15 million, after-tax and minority interests, of Brazilian tax credits. These credits accounted for $0.69, $0.26 and $0.20 per diluted share for 2000, 1999 and 1998, respectively.

Earnings from continuing operations and net earnings for 1999 were reduced $60 million after-taxes and minority interests, or $0.79 per diluted share, by the first quarter's Brazilian currency devaluation.

During 1998, the company recorded an after-tax gain from discontinued operations of $15 million or $0.19 per diluted share related to the sale of consumer financing and European inventory financing assets to Transamerica Distribution Finance Corporation, concluding a series of transactions to dispose of portions of its financing business.

Net Sales
---------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


The total number of units sold in 2000 increased 4% over 1999. Consolidated net sales decreased 2%, however, as currency fluctuations around the world and pricing pressures combined to offset the increased units. Excluding currency fluctuations, sales would have increased 1% over 1999. Excluding the impact of currency fluctuations, net sales were up 11% in 1999 over 1998. The tables below provide the breakdown of units and sales by region.

(in thousands)                2000               Change                 1999            Change               1998
                       ----------------     ---------------      ----------------     -----------     -----------------
Units Sold:
 North America                 20,634                3.9%                19,862           11.9%                17,810
 Europe                        10,876                3.9                 10,469            7.1                  9,774
 Latin America                  4,918                2.3                  4,809           (0.2)                 4,817
 Asia                           1,958                5.4                  1,858           13.0                  1,644
 Other/elimination                (31)                 -                    (49)             -                    (13)
                       --------------                            --------------                       ---------------

Consolidated                   38,355                3.8%                36,949            8.6%                34,032
                       ==============       ============         ==============      =========        ===============


(millions of dollars)         2000               Change                 1999            Change               1998
                       ----------------     ---------------      -----------------   ----------       ---------------
Net Sales:
 North America         $        6,223                1.0%        $       6,159            10.0%       $         5,599
 Europe                         2,156              (12.1)                2,452             0.5                  2,439
 Latin America                  1,706                2.3                 1,668           (20.2)                 2,090
 Asia                             390                4.0                   375            19.8                    313
 Other/eliminations              (150)                 -                  (143)              -                   (118)
                       --------------                            --------------                       ---------------

Consolidated           $       10,325               (1.8)%       $      10,511             1.8%       $        10,323
                       ==============       ============         ==============      =========        ===============



 Significant regional trends were as follows:

- North American unit volumes increased despite an overall slowdown in industry demand. Major appliance shipments growth exceeded the 2% industry-wide growth. Shipments are currently expected to be flat for 2001. Net sales increased slower than unit volumes as competitive pricing pressures reduced average sales values. The 1999 increase versus 1998 in units and net sales were both attributable to strong industry growth and market share gains.

- European unit volumes increased in line with industry growth. Net sales decreased however, as currency fluctuations and pricing pressures offset the higher volume. Excluding the impact of currency fluctuations, net sales would have been level with 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


   Unit shipments are currently expected to increase 2% in 2001. Unit volumes and net sales increased 7% and 1%, respectively, in the 1999 versus 1998 comparison also reflecting the impact of currency fluctuations.

- Unit shipments and net sales increased in Latin America over 1999 reflecting positive economic trends. Price increases implemented during the year contributed to the increased revenue. Unit shipments are currently expected o increase between 5% and 8% in 2001. In the 1999 versus 1998 comparison, net sales absent currency fluctuations would have increased 16%.

- Asia continued a positive trend as both units and revenue increased year-over-year. Unit shipments are currently expected to increase between 5% and 8% in 2001.

Gross Margin
------------

The consolidated gross margin percentage in 2000 declined 1.2 percentage points versus 1999 due primarily to global pricing pressures and higher material costs partially offset by the favorable impact of productivity improvements and pension gains. The gross margin percentage improved by nearly one percentage point in 1999 versus 1998, due primarily to benefits resulting from the restructuring started in 1997 and ongoing productivity improvements from the company's Operational Excellence Program. The table below outlines the gross margin percentages by region.

                           2000          Change                1999            Change               1998
                        --------       ----------           ---------        ----------          ----------
Gross Margin
  North America             24.3%           (1.1)   pts         25.4%             0.6   pts            24.8%
  Europe                    23.3            (2.6)               25.9              1.2                  24.7
  Latin America             22.9            (0.2)               23.1              1.1                  22.0
  Asia                      26.1             1.0                25.1              4.3                  20.8
                        --------                            --------                             ----------

Consolidated                24.1%           (1.2)   pts         25.3%             0.9   pts            24.4%
                        ========       =========            ========         ========            ==========



Significant regional trends were as follows:

- North American gross margin declined due to industry-wide price deterioration, unfavorable product and channel mix and increased engineering and product launch expenses. These factors were partially offset by volume increases, ongoing productivity improvements and pension credits.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


- European gross margin decreased due to intensified price competition, rising material costs and slowing demand. In the 1999 versus 1998 comparison, the gross margin improved due to manufacturing efficiencies and lower material costs.

- Latin American gross margin remained level with 1999 as higher material costs were offset by sales tax credits. The gross margin, however, improved throughout the year due to the implementation of price increases and raw material price reductions.

Selling, General and Administrative
-----------------------------------

Consolidated selling, general and administrative expenses as a percent of net sales decreased from 1999 due primarily to pension gains in North America and cost containment efforts in Europe and Brazil offsetting additional spending related to brand strategies. Consolidated selling, general and administrative expenses as a percent of net sales decreased in 1999 versus 1998 due to improvements related to restructuring and a sales allowance reclassification in North America. These improvements were partially offset by $36 million in pre-tax provisions in Brazil related to credit risk. The table below outlines the selling, general and administrative expenses as a percentage of sales by region.

                                                          As a %                       As a %                         As a %
(millions of dollars)                        2000        of Sales         1999        of Sales         1998          of Sales
                                         ------------- -----------    -------------  ----------    -------------   ------------
Selling, General & Administrative
  Expenses
    North America                         $      825      13.3%       $     838        13.6%        $    757           13.5%
    Europe                                       386      17.9              443        18.1              465           19.1
    Latin America                                263      15.4              263        15.8              334           16.0
    Asia                                          76      19.4               76        20.3               78           24.8
    Corporate/Other                              101         -              133           -              157              -
                                          ----------                  ---------                     --------

Consolidated                              $    1,651      16.0%       $   1,753        16.7%        $  1,791           17.3%
                                          ==========   =======        =========      ======         ========       ========


Other Income and Expense
------------------------

Interest income and sundry income (expense) was $145 million favorable in 2000 versus 1999 due primarily to the impact of the Brazilian currency devaluation in 1999. This was partially offset by lower interest income in 2000 as the company reduced short term investments. The devaluation of the Brazilian real in the first quarter of 1999 resulted in a $158 million pre-tax charge to earnings (Whirlpool's share after-tax and minority interest was $60 million). For the full year 1999, foreign exchange losses related to Brazil totalled $192 million pre-tax (Whirlpool's share after-tax and minority interest was $76 million). Interest income and sundry income (expense) for 1999 was unfavorable compared to 1998 primarily due to the Brazilian currency devaluation discussed above and lower interest income in 1999 as the company restructured its Brazilian balance sheet to reduce its exposure to exchange rate fluctuations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


Interest expense increased $14 million over 1999 due primarily to higher interest rates and higher average debt balances outstanding in 2000. Interest expense decreased $94 million from 1998 to 1999 due to the restructuring of the Brazilian balance sheet in 1999 in order to reduce the company's exposure to exchange rate fluctuations.

Income Taxes
------------

The effective income tax rate was 35% in 2000 versus 37% in 1999 (adjusted for the effect of the Brazilian currency devaluation), and 37% in 1998. The lower effect tax rate for 2000 versus 1999 was primarily due to Brazilian export incentive tax credits utilized during 2000 (discussed under "Financial Conditions and Other Matters"), which are nontaxable. Excluding the impact of these credits, the effective income tax rate in 2000 would have been 38%. Including the Brazilian currency devaluation, the effective income tax rate for 1999 was 38%.

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

Cash provided by operating activities totalled $445 million in 2000 versus $801 million in 1999. Cash provided by operations was $763 million in 1998. The decrease in 2000 versus 1999 was due primarily to an increase in accounts receivable and prepaid pension costs, partially offset by an increase in accounts payable.

Investing Activities
--------------------

The principal recurring investing activities are property additions. Net property additions were $375 million, $437 million and $523 million in 2000, 1999 and 1998. The higher spending in 1998 compared with the 2000 and 1999 levels, was primarily due to significant expenditures in Brazil for product renewals and more efficient production methods.

On January 7, 2000, the company completed its tender offer for the outstanding publicly traded shares in Brazil of its subsidiaries Brasmotor and Multibras S.A. Eletrodomesticos (Multibras). In completing the offer, the company purchased additional shares of Brasmotor and Multibras for $283 million, bringing its equity interest in these companies to approximately 94%. With this additional investment, the company's equity interest in all its Brazilian subsidiaries increased from approximately 55% to approximately 87%.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Refer to Note 2 to the accompanying consolidated financial statements for discussion of business dispositions and acquisitions during the last three years.

Financing Activities
--------------------

Dividends paid to stockholders totaled $70 million, $103 million and $102 million in 2000, 1999 and 1998. The reduction in 2000 was due primarily to the timing of funding for the fourth quarter payment and the reduction in outstanding shares due to the share repurchase program.

On February 15, 2000, the company announced that its Board of Directors approved an extension of the company's stock repurchase program to $1 billion. The additional $750 million share repurchase authorization extended the previously authorized $250 million which was announced on March 1, 1999. The shares are to be purchased on the open market and through privately negotiated sales as the company deems appropriate. Through December 31, 2000, the company had repurchased 11.3 million shares at a cost of $594 million, of which 8.7 million shares or $427 million occurred during 2000.

The company's net borrowings increased by $546 million in 2000, excluding the effect of currency fluctuations. The primary increase was in shorter term notes payable.

The company's net borrowings decreased by $324 million in 1999 versus 1998, excluding the effect of currency fluctuations. The reduction was in shorter term notes payable and funded through cash generated from operations and existing cash balances in Brazil.

FINANCIAL CONDITION AND OTHER MATTERS

The financial position of the company remains strong as evidenced by the December 31, 2000 balance sheet. The company's total assets were $6.9 billion and stockholders' equity was $1.7 billion at the end of 2000 versus $6.8 billion and $1.9 billion respectively at the end of 1999. The decrease in stockholders' equity in 2000 versus 1999 was due primarily to $427 million of treasury stock purchases (discussed above) offsetting $271 million of net earnings retention.

The overall debt to invested capital ratio (debt ratio) of 49.4% in 2000 was up from 37.7% in 1999 due primarily to increased short term borrowings combined with a lower stockholders' equity balance. The company's debt continues to be rated investment grade by Moody's Investors Service Inc. (Baa1), Standard and Poor's (BBB+) and Fitch IBCA (A-).

The company has external sources of capital available and believes it has adequate financial resources and liquidity to meet anticipated business needs and to fund future growth opportunities.

On May 5, 2000, the company issued $325 million of 8.6% debentures maturing in 2010, which was partially offset by the maturity on June 15, 2000 of $200 million in 9.5% debentures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In December, 2000, the company announced a global restructuring plan that when fully implemented is currently expected to result in pre-tax charges of between $300 and $350 million and an annualized savings of between $225 and $250 million. The plan is expected to eliminate approximately 6,000 positions worldwide and will be announced in phases over the next four quarters. The company expects the first phase of this restructuring will include the elimination of more than 2,000 positions worldwide and result in a charge against first quarter 2001 earnings of approximately $75 million. The company expects this phase of the restructuring to result in 2001 savings of approximately $35 million.

In December 1996, Multibras and Empresa Brasileira de Compressores S.A. (Embraco), Brazilian subsidiaries, obtained a favorable decision with respect to additional export incentives in connection with the Brazilian government's export incentive program (Befiex). These incentives were worth approximately $420 million as of December 31, 2000. The company recognized $52 million (Whirlpool's share after minority interest was $49 million) in Befiex credits in 2000 as a reduction of current excise taxes payable and therefore an increase in net sales.

During 1999, the company recorded $58 million pre-tax (Whirlpool's share after-tax and minority interest was $20 million) of recovered Brazilian sales taxes paid in prior years under a Brazilian law which was successfully challenged in the courts. The company recorded $42 million pre-tax (Whirlpool's share after-tax and minority interests was $15 million) of Befiex credits in 1998.

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

The company manages a portfolio of domestic and cross currency interest rate swaps that effectively convert U.S. Dollar (USD) denominated debt into that of various European currencies. Through May 15, 2000, such local currency denominated debt served as an effective hedge against the company's European cash flows and net assets. On May 15, 2000, the company undesignated these contracts as hedges of the net investment in its European operations and entered into offsetting Euro denominated currency swaps, effectively locking in an approximate $221 million positive position on the previously referenced cross currency interest rate swaps. This positive cash position will be realized as the contracts mature in 2002 and 2004. (Refer to Notes 1 and 6 for the accounting treatment for, and a detailed description of, these instruments.)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Cross currency interest rate swaps are generally sensitive to changes in foreign currency exchange rates and interest rates. However, the company entered into offsetting forward currency contracts to effectively eliminate any material gain or loss on the swaps due to changes in European currencies. As of December 31, 2000, a ten percent shift in interest rates alone to each swap would have resulted in an incremental unrealized gain or loss of $4 million. In September 2000, the company entered into additional domestic interest rate swaps which effectively neutralized any potential interest rate impact from the existing portfolio of domestic interest rate swaps.

The company uses foreign currency forward contracts and options from time to time to hedge the price risk associated with firmly committed and forecasted cross-border payments and receipts related to its ongoing business and operational financing activities. Foreign currency contracts are sensitive to changes in foreign currency exchange rates. At December 31, 2000, a ten percent unfavorable exchange rate movement in the company's portfolio of foreign currency forward contracts would have resulted in an incremental unrealized loss of $66 million, while a ten percent favorable shift would have resulted in an incremental unrealized gain of $63 million. Consistent with the use of these contracts, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions.

The company uses commodity swap contracts to hedge the price risk associated with firmly committed and forecasted commodities purchases which are not hedged by contractual means directly with suppliers. As of December 31, 2000, a ten percent shift in commodity prices would have resulted in an incremental $2 million gain or loss related to these contracts.

During the first quarter of 2000, the company sold put options, which give the purchaser the right to sell shares of the company's stock to the company at a specified price. The put option contracts allow the company to determine the method of settlement. The company's objective in selling put options is to reduce the average price of repurchased shares. During 2000, the company received $4 million of premiums from the sale of put options. As of December 31, 2000, there were 702,800 put options outstanding with an average strike price of $52.16 per share all of which expire in 2001.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138, which establishes new accounting and reporting standards for derivative instruments. These rules require that all derivative instruments be reported in the consolidated financial statements at fair value. Changes in the fair value of derivatives will be recorded each period in earnings or other comprehensive income, depending on whether the derivative is designated and effective as part of a hedged transaction, and on the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income must be reclassified as earnings in the period in which earnings are affected by the underlying hedged item, and the ineffective portion of all hedges must be recognized in earnings in the current period. These new standards may result in additional volatility in reported earnings, other comprehensive income and accumulated other comprehensive income. These rules became effective for the company on January 1, 2001. The company will record the effect of the transition to these new accounting requirements as a change in accounting

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

in the first quarter of 2001. The transition adjustment to adopt SFAS 133 will result in $8 million of income, net of tax, from the cumulative effect of a change in accounting principle, and an $11 million decrease, net of tax, in stockholders' equity in the company's financial statements for the quarter ending March 31, 2001.

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

Internal computer system and business processes are being changed to accommodate the new currency and the company established a cross-functional team, guided by an executive-level steering committee, to address these issues. The company estimates that all of the Euro countries will be converted in various steps to the Euro currency by the end of 2001. The total cost of the Euro conversion program will be approximately $3 million.

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

Many factors could cause actual results to differ materially from the company's forward-looking statements. Among these factors are: (1) competitive pressure to reduce prices; (2) the ability to gain or maintain market share in an intensely competitive global market; (3) the success of our global strategy to develop brand differentiation and brand loyalty; (4) our ability to control operating and selling costs and to maintain profit margins during industry downturns; (5) the success of our Brazilian businesses operating in a challenging and volatile environment; (6)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

continuation of our strong relationship with Sears, Roebuck and Co. in North America which accounted for approximately 20% of our consolidated net sales of $10.3 billion in 2000; (7) currency exchange rate fluctuations in Latin America, Europe, and Asia that could affect our consolidated balance sheet and income statement; (8) social, economic, and political volatility in developing markets;
(9) worsening of the economic downturn in North America; (10) changes in North America's consumer preferences regarding how appliances are purchased; and (11) the effectiveness of the series of restructuring actions the company anticipates taking through 2002.

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

                             WHIRLPOOL CORPORATION
                      CONSOLIDATED STATEMENTS OF EARNINGS
                            Year Ended December 31
                  (millions of dollars except per share data)


                                                                                        2000              1999             1998
                                                                                   -------------     -------------     ------------
Net sales                                                                          $      10,325     $      10,511     $     10,323

EXPENSES
Cost of products sold                                                                      7,838             7,852            7,805
Selling and administrative                                                                 1,651             1,753            1,791
Intangible amortization                                                                       29                31               39
                                                                                   -------------     -------------     ------------
                                                                                           9,518             9,636            9,635
                                                                                   -------------     -------------     ------------
    OPERATING PROFIT                                                                         807               875              688

OTHER INCOME (EXPENSE)
Interest and sundry                                                                          (50)             (195)             136
Interest expense                                                                            (180)             (166)            (260)
                                                                                   -------------     -------------     ------------

    EARNINGS BEFORE INCOME TAXES
      AND OTHER ITEMS                                                                        577               514              564

Income taxes                                                                                 200               197              209
                                                                                   -------------     -------------     ------------
     EARNINGS FROM CONTINUING OPERATIONS
      BEFORE EQUITY EARNINGS AND MINORITY INTERESTS                                          377               317              355

Equity in affiliated companies                                                                 3                (4)               1
Minority interests                                                                           (13)               34              (46)
                                                                                   -------------     -------------     ------------
     EARNINGS FROM CONTINUING OPERATIONS                                                     367               347              310

Gain on disposal from discontinued operations (less applicable taxes)                          -                 -               15
                                                                                   -------------     -------------     ------------

    NET EARNINGS                                                                   $         367     $         347     $        325
                                                                                   =============     =============     ============
Per share of common stock:
  Basic Earnings from continuing operations                                        $        5.24     $        4.61     $       4.09
  Basic Net earnings                                                               $        5.24     $        4.61     $       4.29

  Diluted Earnings from continuing operations                                      $        5.20     $        4.56     $       4.06
  Diluted Net earnings                                                             $        5.20     $        4.56     $       4.25

  Dividends                                                                        $        1.36     $        1.36     $       1.36

Weighted-average shares outstanding: (millions)
  Basic                                                                                     70.2              75.2             75.8
  Diluted                                                                                   70.6              76.0             76.5

See notes to consolidated financial statements

                          CONSOLIDATED BALANCE SHEETS

December 31 (millions of dollars)                                                     2000                     1999
                                                                               ------------------       ------------------
ASSETS

CURRENT ASSETS
Cash and equivalents                                                                      $   114                  $   261
Trade receivables, less allowances of
     (2000: $103; 1999: $124 )                                                              1,748                    1,477
Inventories                                                                                 1,119                    1,065
Prepaid expenses and other                                                                     54                       39
Deferred income taxes                                                                          50                       88
Other current assets                                                                          152                      247
                                                                               ------------------       ------------------
Total Current Assets                                                                        3,237                    3,177



OTHER ASSETS
Investment in affiliated companies                                                            113                      112
Intangibles, net                                                                              762                      795
Deferred income taxes                                                                         253                      247
Prepaid pension costs                                                                         141                       45
Other                                                                                         262                      272
                                                                               ------------------       ------------------
                                                                                            1,531                    1,471


PROPERTY, PLANT AND EQUIPMENT
Land                                                                                           64                       70
Buildings                                                                                     838                      863
Machinery and equipment                                                                     4,374                    4,249
Allowance for Depreciation                                                                 (3,142)                  (3,004)
                                                                               ------------------       ------------------
                                                                                            2,134                    2,178
                                                                               ------------------       ------------------
Total Assets                                                                              $ 6,902                  $ 6,826
                                                                               ==================       ==================

                                                                                      2000                     1999
                                                                               ------------------       ------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Notes payable                                                                             $   961                  $   444
Accounts payable                                                                            1,257                    1,081
Employee compensation                                                                         256                      300
Deferred income taxes                                                                         103                       60
Accrued expenses                                                                              590                      594
Restructuring costs                                                                             5                       39
Other current liabilities                                                                     102                      149
Current maturities of long-term debt                                                           29                      225
                                                                               ------------------       ------------------
Total Current Liabilities                                                                   3,303                    2,892

OTHER LIABILITIES
Deferred income taxes                                                                         175                      157
Postemployment benefits                                                                       630                      612
Product warranty                                                                               48                       43
Other liabilities                                                                              49                       60
Deferred income                                                                                71                       65
Long-term debt                                                                                795                      714
                                                                               ------------------       ------------------
                                                                                            1,768                    1,651

MINORITY INTERESTS                                                                            147                      416

STOCKHOLDERS' EQUITY
Common stock, $1 par value: 250 million shares authorized                                      84                       84
Paid-in capital                                                                               393                      374
Retained earnings                                                                           2,539                    2,268
Unearned restricted stock                                                                     (11)                      (6)
Cumulative translation adjustments                                                           (495)                    (443)
Treasury stock -18 and 9 million shares at cost in 2000 and 1999                             (826)                    (410)
                                                                               ------------------       ------------------
Total Stockholders' Equity                                                                  1,684                    1,867
                                                                               ------------------       ------------------
Total Liabilities and Stockholders' Equity                                                $ 6,902                  $ 6,826
                                                                               ==================       ==================

See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


Year ended December 31 (millions of dollars)                     2000              1999          1997
                                                             ------------------------------------------
OPERATING ACTIVITIES
Net earnings (loss)                                          $      367        $      347     $     325
Depreciation                                                        371               386           399
Deferred income taxes                                                74                29            26
Equity in net earnings (loss) of affiliated
 companies, less dividends received                                  (3)                4            (1)
Gain on business dispositions                                         -                 -           (25)
Provision for doubtful accounts                                      13                37            29
Amortization of goodwill                                             29                31            39
Restructuring charges, net of cash paid                             (43)              (73)          (99)
Minority interests                                                   13               (34)           46
Changes in assets and liabilities,
 net of effects of business
 acquisitions and dispositions:
  Trade receivables                                                (348)              (41)         (184)
  Inventories                                                       (80)              (52)           73
  Accounts payable                                                  221               106            89
  Prepaid pension costs                                             (96)               (8)           (1)
  Other - net                                                       (73)               69            47
                                                             ----------        ----------     ---------
Cash Provided by Operating Activities                        $      445        $      801     $     763
                                                             ----------        ----------     ---------



                                                                 2000              1999          1998
                                                             -------------------------------------------
INVESTING ACTIVITIES
Net additions to properties                                  $      (375)      $      (437)   $     (523)
Acquisitions of businesses,
 less cash acquired                                                 (283)                -          (121)
Business dispositions                                                  -                 -           587
                                                             -----------       -----------    ----------
Cash (Used for) Investing Activities                         $      (658)             (437)          (57)
                                                             -----------       -----------    ----------

FINANCING ACTIVITIES
Proceeds of short-term borrowings                            $    29,506            15,479        19,141
Repayments of short-term borrowings                              (28,878)          (15,841)      (19,519)
Proceeds of long-term debt                                           326               152           290
Repayments of long-term debt                                        (408)             (175)         (306)
Repayments of non-recourse debt                                        -                 -             -
Dividends                                                            (70)             (103)         (102)
Purchase of treasury stock                                          (427)             (167)            -
Redemption of preferred stock                                          -                 -           (40)
Other                                                                 27                59           (83)
                                                             -----------       -----------    ----------
Cash Provided by (Used for) Financing  Activities            $        76              (596)         (619)
                                                             -----------       -----------    ----------
Effect of Exchange Rate Changes on Cash and Equivalents      $       (10)             (143)          (29)
                                                             -----------       -----------    ----------
Increase (Decrease) in Cash and Equivalents                  $      (147)             (375)           58
Cash and Equivalents at Beginning of Year                            261               636           578
                                                             -----------       -----------    ----------
Cash and Equivalents at End of Year                          $       114       $       261    $      636
                                                             -----------       -----------    ----------


          Consolidated Statements of Changes in Stockholders' Equity


                                                                          Treasury        Accumulated
                                                                           Stock/            Other
                                                             Common       Paid-in        Comprehensive      Related
(millions of dollars)                                        Stock        Capital            Income         Earnings       Total
                                                             -----        -------        -------------      --------       -----
Balances, January 1, 1998                                    $  82        $   37         $        (149)     $  1,801      $ 1,771

Comprehensive income
     Net income                                                                                                  325          325
     Foreign currency items, net of tax (benefit) of $(18)                                         (34)                       (34)
                                                                                                                          -------
Comprehensive income                                                                                                          291
                                                                                                                          -------
Common stock issued                                              1            40                                               41
Dividends declared on common stock                                                                              (102)        (102)
                                                             -----        ------         -------------      --------      -------
Balances, December 31, 1998                                  $  83        $   77         $        (183)     $  2,024      $ 2,001

Comprehensive income (loss)
     Net income (loss)                                                                                           347          347
     Foreign currency items, net of tax of $41                                                    (260)                      (260)
                                                                                                                          -------
Comprehensive income (loss)                                                                                                    87
                                                                                                                          -------
Common stock repurchased                                                    (167)                                            (167)
Common stock issued                                              1            48                                               49
Dividends declared on common stock                                                                              (103)        (103)
                                                             -----        ------         -------------      --------      -------
Balances, December 31, 1999                                  $  84        $  (42)        $        (443)     $  2,268      $ 1,867

Comprehensive income
     Net income                                                                                                  367          367
     Foreign currency items, net of tax of $18                                                     (52)                       (52)
                                                                                                                          -------
Comprehensive income                                                                                                          315
                                                                                                                          -------
Common stock repurchased                                                    (427)                                            (427)
Common stock issued                                              -            25                                               25
Dividends declared on common stock                                                                               (96)         (96)
                                                             -----        ------         -------------      --------      -------
BALANCES, DECEMBER 31, 2000                                  $  84        $ (444)        $        (495)     $  2,539      $ 1,684
                                                             =====        ======         =============      ========      =======

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

Principles of Consolidation: The consolidated financial statements include all majority-owned subsidiaries. Investments in affiliated companies, consisting principally of a 49% direct voting interest in a Mexican company (Vitromatic, S.A. de C.V.) and direct voting interests ranging from 20% to 40% in several other international companies, principally engaged in the manufacture and sale of major home appliances or related component parts, are accounted for by the equity method. All intercompany transactions have been eliminated upon consolidation.

Use of Estimates: Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition: Sales are recorded when product is shipped and title passes to distributors or directly to retailers.

Freight and Warehousing Costs: Freight-out and warehousing costs are included in selling, general and administrative expenses in the statements of earnings and were $470 million, $430 million and $402 million in 2000, 1999 and 1998.

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

Intangibles: The cost of business acquisitions in excess of net tangible assets acquired is amortized on a straight-line basis principally over 40 years. Non-compete agreements are amortized on a straight-line basis over the terms of the agreements. Accumulated amortization totaled $295 million and $266 million at December 31, 2000 and 1999. Should circumstances indicate the potential impairment of goodwill, the company would compare the carrying amount against related estimated undiscounted future cash flows to determine if a write-down to market value or discounted cash flow value is required.

Research and Development Costs: Research and development costs are charged to expense as incurred. Such costs were $254 million, $210 million and $209 million in 2000, 1999 and 1998.

Advertising Costs: Advertising costs are charged to expense as incurred. Such costs from continuing operations were $191 million, $164 million and $179 million in 2000, 1999 and 1998.

Foreign Currency Translation: The functional currency for the company's international subsidiaries and affiliates is the local currency.

Derivative Financial Instruments: The company uses derivative financial instruments to manage the economic impact of fluctuations in interest rates, foreign currency exchange rates and

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


commodity prices. To achieve this, the company enters into interest rate and cross currency interest rate swaps, foreign currency forward contracts and options, and commodity swaps.

The company has used interest rate and cross currency interest rate swaps to effectively convert a portion of the company's U.S. dollar denominated debt into various European currencies. The company's investment in Europe and the foreign currency portion of these cross currency interest rate swaps were revalued in dollar terms each period to reflect current foreign currency exchange rates with gains and losses recorded in the equity section of the balance sheet. To the extent that the notional amounts of these contracts exceeded the company's investment in Europe, the related mark-to-market gains and losses were reflected in earnings. The amounts receivable from or payable to counterparties to the swaps, offsetting gains and losses recorded in equity or earnings, are recorded in long term debt.

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

The net transaction losses recognized in other income, including gains and losses from those contracts not qualifying as hedges, was $17 million in 2000, $201 million in 1999 due primarily to the Brazilian currency devaluation and $12 million in 1998.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138, which establishes new accounting and reporting standards for derivative instruments. These rules require that all derivative instruments be reported in the consolidated financial statements at fair value. Changes in the fair value of derivatives will be recorded each period in earnings or other comprehensive income, depending on whether the derivative is designated and is effective as part of a hedged transaction, and on the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income must be reclassified as earnings in the period in which earnings are affected by the underlying hedged item, and the ineffective portion of all hedges must be recognized in earnings in the current period. These new standards may result in additional volatility in reported earnings, other comprehensive income and accumulated other comprehensive income. These rules became effective for the company on January 1, 2001. The company will record the effect of the transition to these new accounting requirements as a change in accounting principle in the first quarter of 2001. The transition adjustment to adopt SFAS 133 will result in $8

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

million of income, net of tax, from the cumulative effect of a change in accounting principle, and an $11 million decrease, net of tax, in stockholders' equity in the company's financial statements for the quarter ending March 31, 2001.

Net Earnings Per Common Share

Diluted net earnings per share of common stock includes the dilutive effect of stock and put options.

Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

(2)  BUSINESS ACQUISITIONS AND DISPOSITIONS

On January 7, 2000, the company completed its tender offer for the outstanding publicly traded shares in Brazil of its subsidiaries Brasmotor S.A. (Brasmotor) and Multibras S.A. Eletrodomesticos (Multibras). In completing the offer, the company purchased additional shares of Brasmotor and Multibras for $283 million bringing its equity interest in these companies to approximately 94%. Including Embraco, the company's equity interest in its Brazilian subsidiaries increased from approximately 55% to approximately 87%. During 1998, the company increased its ownership stake in its Brazilian subsidiaries by purchasing $43 million of additional shares.

In September 1998, the company completed a transaction to sell 75% of its majority-owned air conditioning joint venture in Shenzhen, China, for $13 million, to Electra Consumer Products Ltd., a leading European manufacturer of air conditioners. Shenzhen Whirlpool Raybo Air-Conditioner Industrial Co. Ltd. is a joint venture that was formed in 1995. After completion of the sale, the company holds 20% of the joint venture. The joint venture continues to sell products under the Whirlpool brand in China until 2001 while it introduces the Electra brand. No significant gain or loss was recognized from this transaction.

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

The above acquisitions have been accounted for as purchases and their operating results have been consolidated with the company's results since the dates of acquisition. The proforma consolidated net earnings for 2000, 1999 and 1998, had the 2000 Brazil purchases been made on January 1, 1998, would have been $367 million, $311 million and $352 million, respectively. The proforma impact would have been reflected through a lower minority interests share.

(3)  DISCONTINUED OPERATIONS

In 1997, the company discontinued its financing operations and reached an agreement to sell the majority of the assets of Whirlpool Financial Corporation
(WFC) in a series of transactions, most of which were completed during 1997. Sales of the following WFC assets were completed in 1998: international factoring assets, consumer financing receivable assets, certain aerospace financing assets and the European inventory financing assets. These transactions resulted in the company recording a pretax gain

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of $25 million ($15 million after-tax) in discontinued operations. The consolidated financial statements reflect this business as a discontinued operation.

(4)  INVENTORIES


December 31 (millions of dollars)                2000              1999
                                            ----------------------------

Finished products                              $  956            $  932
Work in process                                    57                48
Raw materials                                     257               253
                                            ---------        ----------

                                                1,270             1,233

Less excess of FIFO cost over LIFO cost           151               168
                                            ---------        ----------

Total inventories                              $1,119            $1,065
                                            =========        ==========


LIFO inventories represent approximately 33% and 28% of total inventories at December 31, 2000 and 1999.

(5)  FINANCING ARRANGEMENTS

The company utilizes uncommitted credit lines from banks and commercial paper in the normal course of funding of its short-term needs. At December 31, 2000, the company had committed bank credit lines of $1.1 billion that were undrawn at year-end and had maturities ranging from four to thirteen months. The banks are compensated for their credit lines by fees. These committed credit lines are available to ensure the company has access to adequate and competitive funding under unusual market conditions.

Short term debt and notes payable consist of the following:

December 31 (millions of dollars)              2000               1999
                                            ---------------------------

Payable to banks                               $ 414              $ 353
Commercial paper                                 526                 80
Other                                             21                 11
                                            --------           --------

Total notes payable                            $ 961              $ 444
                                            ========           ========

The weighted average interest rate on notes payable was 8.10% and 6.86% at December 31, 2000 and 1999.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Although most of its assets have been divested, WFC remains a legal entity with assets consisting primarily of leveraged leases and other financing assets. WFC also has preferred stock outstanding which is included within minority interests in the consolidated balance sheet, as follows:

                                                    Mandatory
                Number        Face      Annual      Redemption      Date of
               of Shares     Value     Dividend        Date         Issuance
               ---------     -----     --------        ----         --------

Series B        350,000       $100      $6.55        9/1/2008      8/31/1993
Series C        250,000       $100      $6.09        2/1/2002     12/27/1996

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

Long-term debt consists of the following:

                                                                 Interest
December 31 (millions of dollars)            Maturity              Rate                 2000             1999
                                        -----------------     -------------        ---------------------------------
Debentures                                 2008 and 2016        7.8 and 9.1%          $    368        $    368
Senior notes                               2003 and 2010        8.6 and 9.0                525             400
Medium-term notes                          2001 to 2006         8.9 to 9.1                  21              21
Mortgage notes                             2001 to 2012         6.3 to 6.6                  59              62
Brazilian bank note                        2001 to 2004            12.1                      -              92
Other                                                                                       72             137
                                                                                  ------------     -----------
                                                                                         1,045           1,080
Less cross currency interest rate swap adjustments                                         221             141
Less current maturities                                                                     29             225
                                                                                  ------------     -----------

Total long-term debt, net                                                             $    795        $    714
                                                                                  ============     ===========

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Annual maturities of long-term debt in the next five years, are $29 million, $40 million, $219 million, $20 million and $8 million.

The company paid interest, including a portion recorded as discontinued operations in 1998, on short-term and long-term debt totaling $181 million, $151 million and $290 million in 2000, 1999 and 1998.

(6)  FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Derivative Financial Instruments: The fair values of interest rate swaps, cross currency interest rate swaps, foreign currency forward contracts and commodity swaps are estimated by discounting future cash flows based on market rates.

The carrying amounts and fair values of financial instruments for which the fair value does not approximate the liability carrying amount are as follow:

                                                                 2000                                  1999
                                                  ---------------------------------     ---------------------------------
                                                      Carrying             Fair             Carrying             Fair
December 31 (millions of dollars)                      Amount              Value             Amount              Value
                                                  --------------      -------------     --------------      -------------
Long-term debt (including current portion)             $1,045             $1,108             $1,080             $1,098
Derivative financial instruments (notional
     amounts indicated):
      Interest rate and cross currency
       interest rate swaps ($1,194 million in
       2000; $1,026 million in 1999)                     (221)              (211)              (141)              (101)
  Domestic interest rate swaps
      ($200 million in 2000; $120 million in 1999)          -                  -                  -                 (1)
  Transaction hedges:
    Foreign currency forward and option contracts
    ($645 million in 2000; $751 million in 1999)            2                  1                  -                 12
  Commodity swaps
    ($20 million in 2000; $14 million in 1999)              -                  -                  -                 (2)
                                                  --------------      -------------     --------------      -------------

The company manages a portfolio of cross currency interest rate swaps that serve to effectively convert U.S. Dollar (USD) denominated debt into that of various European currencies. Through May 15, 2000, such local currency denominated debt served as an effective hedge against the European cash flows and net assets that existed. In May, 2000, the company undesignated these contracts as hedges of the net investment in its

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


European operations and entered into offsetting Euro denominated currency swaps, effectively locking in an approximate $221 million positive position on the previously referenced cross currency interest rate swaps. The positive cash position will be realized as the contracts mature in 2002 and 2004.

In September 2000, the company's domestic swap portfolio was effectively neutralized when the company entered into new interest rate swaps that exactly offset the original contracts. All of the company's interest rate swaps mature within the next twelve months.

Foreign currency forward contracts mature within one day to two years and involve principally European, Brazilian and North American currencies. Copper and aluminum commodity swaps mature within two years.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(7)  STOCKHOLDERS' EQUITY

On February 15, 2000, the company announced that its Board of Directors approved an extension of the company's stock repurchase program to $1 billion. The additional $750 million share repurchase authorization extends the previously authorized $250 million repurchase program which was announced March 1, 1999. The shares are to be purchased in the open market and through privately negotiated sales as the company deems appropriate. The company has purchased
11.3 million shares at a cost of $594 million through December 31, 2000, of which 8.7 million shares or $427 million occurred during 2000.

During the first quarter of 2000, the company sold put options, which give the purchaser the right to sell shares of the company's stock to the company at a specified price. The put option contracts allow the company to determine the method of settlement. The company's objective in selling put options is to reduce the average price of repurchased shares. During 2000, the company received $4 million of premiums from the sale of put options which is included as a component of paid-in-capital on the Statement of Changes in Stockholders' Equity. As of December 31, 2000, there were 702,800 put options outstanding with an average strike price of $52.16 per share, all of which expire in 2001.

In addition to its common stock, the company has 10 million authorized shares of preferred stock (par value $1 per share), none of which is outstanding.

Consolidated retained earnings at December 31, 2000 included $20 million of equity in undistributed net earnings of affiliated companies.

The cumulative translation component of stockholders' equity represents the effect of translating net assets of the company's international subsidiaries offset by related hedging activity, net of tax, and is included as a component of other comprehensive income on the Statement of Changes in Stockholders' Equity. Stock option transactions, restricted stock grants and put options account for the changes in paid-in capital.

Preferred Stock Purchase Rights

One Preferred Stock Purchase Right (Rights) is outstanding for each share of common stock. The Rights, which expire May 22, 2008, will become exercisable 10 days after a person or group (an Acquiring Person) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding common stock (the Trigger Date) or 10 business days after the commencement, or public disclosure of an intention to commence, a tender offer or exchange offer by a person that could result in beneficial ownership of 15% or more of the outstanding common stock. Each Right entitles the holder to purchase from the company one one-thousandth of a share of a Junior Participating Preferred Stock, Series B, par value $1.00 per share, of the company at a price of $300 per one one-thousandth of a Preferred Share subject to adjustment.

If a person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person (which will thereafter be void), shall thereafter have the right to receive upon exercise of such Right that number of shares of common stock (or other securities) having at the time of such transaction a market value of two times the exercise price of the Right. If a person becomes an Acquiring Person and the company is involved in a merger or other business combination transaction where the company is not the surviving corporation or where common stock is changed or exchange or in a transaction or transactions in which 50% or more of its consolidated assets or earning power are sold, proper provision shall be made so that each holder of a Right (other than such Acquiring Person) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. In addition, if an Acquiring Person, does not have beneficial ownership of 50% or more of the common stock, the company's Board of Directors has the option of exchanging all or part of the Rights for an equal number of shares of common stock in the manner described in the Rights Agreement.

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

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(8) STOCK OPTION AND INCENTIVE PLANS

Stock option and incentive plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Generally, no compensation expense is recognized for stock options with exercise prices equal to the market value of the underlying shares of stock at the date of grant. Compensation expense is recognized for ESAP, RSVP, SIRP and CSP awards based on the market value of the underlying shares of stock when the number of shares is determinable.

The company's stock option and incentive plans permit the grant of stock options and other stock awards covering up to 11.5 million shares to key employees of the company and its subsidiaries, of which 4.0 million shares are available for grant at December 31, 2000. The plans authorize the grant of both incentive and nonqualified stock options and, further, authorize the grant of stock appreciation rights and related supplemental cash payments independently of or with respect to options granted or outstanding, as well as restricted or phantom shares. Stock options generally have 10 year terms, and vest and become fully exercisable over a two to three year period after date of grant. An Executive Stock Appreciation and Performance Program (ESAP), a Restricted Stock Value Program (RSVP), a Career Stock Program (CSP) a Key Employee Retention Program
(KERP) and a Special Incentive and Retention Plan (SIRP) have been established under the plans. Performance awards under ESAP, RSVP and KERP are generally earned over multi-year time periods upon the achievement of certain performance objectives or upon a change in control of the company. CSP and SIRP awards are earned at specified dates during a participant's career with the company or upon change in control of the company. ESAP awards are payable in cash, common stock, or a combination thereof when earned. RSVP, KERP and SIRP grant restricted shares, which may not be sold, transferred or encumbered until the restrictions lapse. CSP grants phantom stock awards which are redeemable for shares of the company's common stock upon the recipient's retirement after attaining age 60 and are subject to certain noncompetition provisions. Outstanding restricted and phantom shares totaled 770,000 with a weighted-average grant-date fair value of $50.35 per share at December 31, 2000 and 847,000 with a weighted-average grant-date fair value of $51.12 per share at December 31, 1999. Expenses under the plan were $1 million, $8 million and $17 million in 2000, 1999 and 1998.

Under the Nonemployee Director Stock Ownership Plan, each nonemployee director is automatically granted 400 shares of common stock annually and is eligible for a stock option grant of 600 shares if the company's earnings meet a prescribed earnings formula. In addition, each nonemployee director is awarded annually deferred compensation in the form of 400 shares of phantom stock, which is converted into common stock on a one-for-one basis and paid when the director leaves the Board. This plan provides for the grant of up to 300,000 shares as either stock or stock options, of which 174,000 shares are available for grant at December 31, 2000. The stock options vest and become exercisable six months after date of grant. There were no significant expenses under this plan for 2000, 1999 or 1998.

The company maintains an employee stock option plan (PartnerShare) that may grant substantially all full-time U.S. employees a fixed number of stock options that vest over a three year period and may be exercised over a 10 year period. PartnerShare authorizes the grant of up to 2.5 million shares of which 470,000 shares are available for grant at December 31, 2000.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Had the company elected to adopt the recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," under which stock options are accounted for at estimated fair value, proforma net earnings and diluted net earnings per share would be as follows:

December 31 (millions of dollars)                     2000               1999               1998
                                            ----------------------------------------------------
Net earnings:
  As reported                                        $ 367              $ 347              $ 325
  Proforma                                             355                338                318

Diluted net earnings per share:
  As reported                                        $5.20              $4.56              $4.25
  Proforma                                            5.03               4.44               4.16

The fair value of stock options used to compute proforma net earnings and diluted net earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following assumptions for 2000, 1999 and 1998: expected volatility factor of .286, .255 and .216; dividend yield of 2.7%, 2.2% and 2.4%; risk-free interest rate of 5.1%, 6.4% and 4.5% and a weighted-average expected option life of 5 years for all three years.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of stock option information follows:

                                          2000                               1999                                1998
                                 ------------------------------------------------------------------------------------------------
                                                      Weighted-                         Weighted-                      Weighted-
December 31                                            Average                           Average                        Average
(thousands of shares,                Number           Exercise          Number          Exercise         Number        Exercise
except per share data)             of Shares            Price         of Shares           Price        of Shares         Price
                                 ------------      -------------    ------------      ------------    -----------     -----------

Outstanding at January 1                4,605             $52.21           4,120            $50.59          4,230          $47.06
Granted                                 2,222              47.59           1,629             53.19            919           61.83
Exercised                                (190)             42.23            (960)            46.35           (770)          44.88
Canceled or expired                      (200)             53.83            (184)            55.30           (259)          49.81
                                 ------------                       ------------                      -----------

Outstanding at December 31              6,437             $50.86           4,605            $52.21          4,120          $50.59
                                 ============      =============    ============      ============    ===========     ===========

Exercisable at December 31              3,545             $52.44           2,611            $50.14          2,534          $47.65
                                 ============      =============    ============      ============    ===========     ===========

Fair value of options
  granted during the year                                 $12.23                            $14.59                         $12.67
                                                   =============                      ============                    ===========

Of the outstanding options at December 31, 2000, 1,616,000 options, of which 843,000 are exercisable at a weighted-average price of $42.78, have exercise prices ranging from $34.94 to $49.09 and a weighted-average remaining life of
7.1 years. The remaining 4,821,000 outstanding options, of which 2,702,000 are exercisable at a weighted-average price of $55.45, have exercise prices ranging from $50.44 to $72.34 and a weighted-average remaining life of 7.5 years.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(9) INCOME TAXES

Income tax provisions from continuing operations are as follows:

Year ended December 31 (millions of dollars)           2000              1999             1998
                                                ------------------------------------------------
Current:
  Federal                                              $ 149             $ 148             $ 132
  State and local                                         14                25                22
  Foreign                                                 34                52                40
                                                ------------      ------------      ------------
                                                         197               225               194
Deferred:
  Federal                                                 26                (2)               10
  State and local                                          3                 -                 6
  Foreign                                                (26)              (26)               (1)
                                                ------------      ------------      ------------
                                                           3               (28)               15
                                                ------------      ------------      ------------

Total income tax provision                             $ 200             $ 197             $ 209
                                                ============      ============      ============


Domestic and foreign earnings (loss) before income taxes and other items from continuing operations are as follows:

Year ended December 31 (millions of dollars)            2000          1999          1998
                                                    -------------------------------------

Domestic                                                $ 479         $ 524         $ 407
Foreign                                                    98           (10)          157
                                                    ---------     ---------     ---------

Total earnings before taxes and other items             $ 577         $ 514         $ 564
                                                    =========     =========     =========

Earnings before income taxes and other items, including discontinued operations (refer to Note 3), were $577 million, $514 million and $589 million for 2000, 1999 and 1998, respectively.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliations between the U.S. federal statutory income tax rate and the consolidated effective income tax (benefit) rate for earnings before income taxes and other items for continuing operations are as follows:


Year ended December 31                               2000       1999      1998
                                            ----------------------------------

U.S. federal statutory rate                          35.0 %     35.0 %    35.0 %
State and local taxes, net of
  federal tax benefit                                 2.7        5.5       5.3
Nondeductible goodwill amortization                   1.0        1.6       1.5
Excess foreign taxes (benefits)                      (1.5)      (1.1)     (1.0)
Unrecognized prior year foreign
 deferred
  tax assets and carryforwards                       (0.6)      (1.7)     (1.9)
Foreign dividends and subpart F income                2.3        2.8       2.2
Foreign government tax incentive                     (3.7)      (0.2)     (4.0)
Foreign tax credits                                  (1.7)      (1.0)        -
Unbenefited operating losses                          0.9        2.1       3.3
Permanent differences                                 0.5       (6.3)      0.8
Other items                                          (0.2)       1.5      (4.1)
                                            -------------    -------    ------

Effective income tax (benefit) rate                  34.7 %     38.2 %    37.1 %
                                            =============    =======    ======


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of the company's deferred tax liabilities and assets are as follows:


December 31 (millions of dollars)                        2000         1999
                                                      -------      -------

Deferred tax liabilities:
  Property, plant and equipment                         $  92        $ 109
  Financial services leveraged leases                     122          124
  Pensions                                                 67           20
  Software costs                                           26           28
  Contested liabilities                                    23           34
  Other                                                   116          108
                                                      -------      -------
    Total deferred tax liabilities                        446          423

Deferred tax assets:
  Postretirement obligation                               184          176
  Restructuring costs                                      11           24
  Product warranty accrual                                 25           26
  Receivable and inventory allowances                      62           81
  Loss carryforwards                                      139          152
  Employee compensation                                    45           45
  Other                                                    31           55
                                                      -------      -------
    Total deferred tax assets                             497          559
      Valuation allowances for deferred tax assets        (26)         (18)
                                                      -------      -------
    Deferred tax assets, net of valuation allowances      471          541
                                                      -------      -------
Net deferred tax assets                                 $  25        $ 118
                                                      =======      =======


The company has recorded valuation allowances to reflect the estimated amount of net operating loss carryforwards, restructuring costs and other deferred tax assets which may not be realized.

The company provides deferred taxes on the undistributed earnings of foreign subsidiaries and affiliates to the extent such earnings are expected to be remitted. Generally, earnings have been remitted only when no significant net tax liability would have been incurred. No provision has been made for U.S. or foreign taxes that may result from future remittances of the undistributed earnings ($493 million at December 31, 2000) of foreign subsidiaries and affiliates expected to be reinvested indefinitely. Determination of the deferred income tax liability on these unremitted earnings is not practicable as such liability, if any, is dependent on circumstances existing when remittance occurs.

The company paid income taxes of $262 million in 2000, $235 million in 1999 and $239 million in 1998.

At December 31, 2000, the company has foreign net operating loss carryforwards of $270 million, which are primarily nonexpiring.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(10) PENSION AND POSTRETIREMENT MEDICAL BENEFITS PLANS


The company maintains both contributory and noncontributory defined benefit pension plans covering substantially all North American and Brazilian employees and certain European employees. Benefits are based primarily on compensation during a specified period before retirement or specified amounts for each year of service. The company's present funding policy is to generally make the minimum annual contribution required by applicable regulations. Assets held by the plans consist primarily of listed common stocks and bonds, government securities, investments in trust funds, bank deposits and other investments

In 2000, the company recognized settlement gains, net of termination benefit costs, of $39 million. These gains related to the company's Voluntary Retirement Program implemented in North America during the fourth quarter of 2000.

Although the company's pension plans are overfunded on a combined basis by $658 million as of December 31, 2000 due to the company's US funding policy and higher than expected returns on plan assets in recent years, several of the plans do not hold or have minimal assets, resulting in an underfunded position. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $83 million, $73 million and $6 million, respectively, as of December 31, 2000, $80 million, $71 million and $5 million, respectively, as of December 31, 1999, and $86 million, $67 million and $6 million, respectively, as of December 31, 1998.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(millions of dollars)
                                                         Pension Benefits
                                               ------------------------------------
(millions of dollars)                           2000           1999           1998
                                               ------         ------         ------
Change in benefit obligation:
Benefit obligationat as of January 1           $1,242         $1,344         $1,255
Service cost                                       48             50             49
Interest cost                                     101             98             91
Plan participants' contributions                    0              1              1
Amendments                                         11              7             30
Actuarial (gain) loss                              38           (114)            28
Benefits paid                                    (175)           (93)           (86)
Curtailments                                        0              0            (14)
Special termination benefits                       32             (2)            (2)
Foreign currency exchange rate changes            (14)           (49)            (8)
                                               ------         ------         ------

Benefit obligation as of December 31           $1,283         $1,242         $1,344
                                               ======         ======         ======

Change in plan assets:
Fair value of plan assets as of January 1      $2,201         $1,672         $1,452
Actual return on plan assets                      (57)           644            292
Employer contributions                              3             12             17
Plan participants' contributions                    0              1              1
401 (h) transfer                                  (20)             0              0
Benefits paid                                    (175)           (93)           (86)
Foreign currency exchange rate changes            (11)           (35)            (4)
                                               ------         ------         ------

Fair value of plan assets as of  December 31   $1,941         $2,201         $1,672
                                               ======         ======         ======

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              Pension Benefits
                                               -----------------------------------------------
(millions of dollars)                             2000               1999              1998
                                               ----------         ----------        ----------
Reconciliation of prepaid (accrued)
  cost and total amount recognized:
Funded status as of December 31                $      658         $      959        $      328
Unrecognized actuarial (gain)                        (702)            (1,087)             (471)
Unrecognized prior service cost                        80                 73                71
Unrecognized transition asset                          11                 11                22
                                               ----------         ----------        ----------

Prepaid (accrued) cost as of December 31       $       47         $      (44)       $      (50)
                                               ==========         ==========        ==========

Prepaid cost at December 31                    $      160         $       85        $      114
Accrued benefit liability at December 31             (123)              (138)             (173)
Intangible asset                                        1                  2                 2
Other                                                   9                  7                 7
                                               ----------         ----------        ----------

Total recognized as of December 31             $       47         $      (44)       $      (50)
                                               ==========         ==========        ==========

Assumptions as of December 31;
Discount rate                                   5.0%-11.3%         5.0%-11.3%         5.5%-9.0%
Expected return on assets                       6.0%-11.3%         6.0%-11.3%         6.0%-9.5%
Rate of compensation increase                    1.0%-8.0%          2.5%-8.0%         2.0%-8.0%

Components of net periodic benefit cost:
Service cost                                   $       48         $       50        $       49
Interest cost                                         101                 98                91
Expected return on plan assets                       (178)              (127)             (112)
Recognized actuarial (gain)                           (39)                (7)               (8)
Amortization of prior service cost                     10                  9                 9
Amortization of transition asset                       (1)                (1)                -
                                               ----------         ----------        ----------
Net periodic benefit cost                             (59)                22                29

Curtailments                                            -                  -                (7)
Special termination benefits                           32                 (1)                2
Settlements                                           (71)                 -                (3)
                                               ----------         ----------        ----------

Total cost                                     $      (98)        $       21        $       21
                                               ==========         ==========        ==========

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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


                                                                             Postretirement Medical Benefits
                                                           ----------------------------------------------------------------
(millions of dollars)                                              2000                   1999                   1998
                                                           ------------------     ------------------     ------------------
Change in benefit obligation:
Benefit obligation as of January 1                          $             414      $             428      $             388
Service cost                                                                9                     10                     10
Interest cost                                                              32                     30                     29
Actuarial (gain) loss                                                       6                    (34)                    22
Benefits paid                                                             (22)                   (20)                   (21)
                                                           ------------------     ------------------     ------------------

Benefit obligation as of December 31                        $             439      $             414      $             428
                                                           ==================     ==================     ==================

Change in plan assets:
Fair value of plan assets as of January 1                   $               -      $               -      $               -
Contributions                                                              22                     20                     21
Benefits paid                                                             (22)                   (20)                   (21)
                                                           ------------------     ------------------     ------------------

Fair value of plan assets as of December 31                 $               -      $                -     $               -
                                                            ==================     ==================    ==================

Reconciliation of prepaid (accrued)
  cost and total amount recognized:
Funded status as of December 31                             $            (439)     $            (414)     $            (428)
Unrecognized actuarial (gain) loss                                        (21)                   (27)                     8
                                                           ------------------     ------------------     ------------------

Prepaid (accrued) cost as of December 31                    $            (460)     $            (441)     $            (420)
                                                           ==================     ==================     ==================

Prepaid cost at December 31                                                 -                      -                      -
Accrued benefit liability at December 31                                 (460)                  (441)                  (420)
                                                           ------------------     ------------------     ------------------

Total recognized as of December 31                          $            (460)     $            (441)     $            (420)
                                                           ==================     ==================     ==================

Weighted average assumptions as of
 December 31:
Discount rate                                                            8.00%                  8.00%                  7.25%
Medical costs trend rate:
  For year ending December 31                                            6.00%                  7.00%                  7.00%

Components of net periodic benefit cost:
Service cost                                                            $   9      $              10      $              10
Interest cost                                                              32                     30                     29
                                                           ------------------     ------------------     ------------------
Net periodic benefit cost                                   $              41      $              40      $              39
                                                           ------------------     ------------------     ------------------

Total  cost                                                 $              41      $              40      $              39
                                                           ==================     ==================     ==================

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The medical cost trend significantly affects the reported postretirement benefit cost and benefit obligations. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

                                                                  One-percentage-       One-percentage-
(millions of dollars)                                             point increase        point decrease
                                                                -----------------     -----------------
Effect on total service cost and interest cost components       $               3     $              (3)
Effect on postretirement benefit obligation                                    30                   (28)



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

The company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. Company matching contributions for domestic hourly and certain other employees under the plan, based on the company's annual operating results and the level of individual participant's contributions, amounted to $12 million, $9 million and $7 million in 2000, 1999 and 1998.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(11) CONTINGENCIES

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

At December 31, 2000, the company had approximately $400 million in receivables subject to repurchase provisions and $106 million in guarantees of customer lines of credit at commercial banks.

At December 31, 2000, the company had noncancelable operating lease commitments totaling $251 million. The annual future minimum lease payments are detailed in the table below.



                                                                Annual

(millions of dollars)                                           Expense
                                                               ---------

2001                                                          $       57
2002                                                                  51
2003                                                                  37
2004                                                                  30
2005                                                                  28
Thereafter                                                            48
                                                              ----------

Total noncancellable operating lease commitments              $      251
                                                              ==========



The company's rent expense was $93 million, $87 million and $81 million for the years 2000, 1999 and 1998, respectively.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12) BUSINESS SEGMENT INFORMATION

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

The company generally evaluates business segments based on net sales, not including intersegment appliance sales. Intersegment sales are included in Other/Eliminations. Total assets are those assets directly associated with the respective operating activities. Other assets consist principally of assets related to corporate activities.

Substantially all of the company's trade receivables are from distributors and retailers.

Sales activity with Sears, Roebuck and Co., a North American major home appliance retailer, represented 20%, 18% and 17% of consolidated net sales in 2000, 1999 and 1998. Related receivables were 22%, 22% and 16% of consolidated trade receivables for December 31, 2000, 1999 and 1998.

The company conducts business in two countries which individually comprised over ten percent of consolidated net sales and total assets within the last three years. The United States represented 55%, 54% and 50% of net sales for 2000, 1999 and 1998, respectively, while Brazil totalled 15%, 15% and 19% for 2000, 1999 and 1998. As a percentage of total assets, the United States accounted for 74%, 65% and 57% at the end of 2000, 1999 and 1998. Brazil accounted for 23%, 24% and 31% of total assets at the end of 2000, 1999 and 1998, respectively.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                      North                            Latin                         Other/             Total
(millions of dollars)                America           Europe         America          Asia       Eliminations        Whirlpool
                                ----------------    ------------   -------------    ----------   --------------     ------------
GEOGRAPHIC SEGMENTS

Net sales
                            2000          $6,223          $2,156          $1,706          $390            $(150)         $10,325
                            1999          $6,159          $2,452          $1,668          $375            $(143)         $10,511
                            1998          $5,599          $2,439          $2,090          $313            $(118)         $10,323

Intangible amortization
                            2000          $    3          $   13          $    3          $  5            $   5          $    29
                            1999          $    3          $   16          $    2          $  5            $   5          $    31
                            1998          $    3          $   16          $    6          $  4            $  10          $    39

Depreciation
                            2000          $  157          $   74          $  106          $ 17            $  17          $   371
                            1999          $  151          $   88          $   95          $ 21            $  31          $   386
                            1998          $  143          $   94          $  126          $ 15            $  21          $   399

Operating profit(loss)
                            2000          $  682          $  102          $  125          $ 21            $(123)         $   807
                            1999          $  725          $  177          $  120          $ 13            $(160)         $   875
                            1998          $  630          $  122          $  120          $(17)           $(167)         $   688

Total assets
                            2000          $2,624          $1,948          $1,600          $704            $  26          $ 6,902
                            1999          $2,254          $1,921          $1,653          $719            $ 279          $ 6,826
                            1998          $2,091          $2,298          $2,499          $722            $ 325          $ 7,935

Capital expenditures
                            2000          $  175          $   94          $   86          $ 10            $  10          $   375
                            1999          $  227          $   77          $  110          $  9            $  14          $   437
                            1998          $  188          $   59          $  239          $ 25            $  12          $   523

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(13) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                                   Three Months Ended
                                                    ----------------------------------------------------------------------------
(millions of dollars, except per share data)          December 31          September 30           June 30           March 31
                                                    ---------------      ----------------      -------------    ----------------
2000:
Net sales                                                 $ 2,579             $ 2,570             $ 2,586            $ 2,590
Cost of products sold                                     $ 1,966             $ 1,973             $ 1,958            $ 1,942
Earnings from continuing operations                       $    67             $    67             $   121            $   112
Net earnings                                              $    67             $    67             $   121            $   112

Per share of common stock:
Basic earnings from continuing operations                 $  1.01             $   .98             $  1.68            $  1.53
Basic net earnings                                        $  1.01             $   .98             $  1.68            $  1.53

Diluted earnings from continuing operations               $  1.00             $   .98             $  1.66            $  1.52
Diluted net earnings                                      $  1.00             $   .98             $  1.66            $  1.52

Dividends                                                 $   .34             $   .34             $   .34            $   .34

The fourth quarter earnings and earnings per share were increased by $23 million after taxes, or $0.35 per share, from the settlement gain on the company's Voluntary Retirement Program in North America, partly offset by one-time product introduction costs of $9 million after taxes, or $0.13 per share and expenses to increase sales allowances of $8 million after taxes or $0.11 per share.

                                                                                   Three Months Ended
                                                    ------------------------------------------------------------------------------
(millions of dollars, except per share data)          December 31          September 30           June 30            March 31
                                                    --------------      ------------------     ------------      -----------------
1999:
Net sales                                                $ 2,689                $ 2,719            $ 2,617             $ 2,486
Cost of products sold                                    $ 1,983                $ 2,036            $ 1,967             $ 1,866
Earnings from continuing operations                      $   113                $   107            $    99             $    28
Net earnings                                             $   113                $   107            $    99             $    28

Per share of common stock:
Basic earnings from continuing operations                $  1.52                $  1.42            $  1.32             $   .37
Basic net earnings                                       $  1.52                $  1.42            $  1.32             $   .37

Diluted earnings from continuing operations              $  1.51                $  1.40            $  1.30             $   .36
Diluted net earnings                                     $  1.51                $  1.40            $  1.30             $   .36

Dividends                                                $   .34                $   .34            $   .34             $   .34

The first quarter earnings and earnings per share were reduced $60 million after-taxes and minority interest, or $0.79 per share, by the Brazilian currency devaluation.

WHIRLPOOL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


               Report of Ernst & Young LLP, Independent Auditors


The Stockholders and Board of Directors
Whirlpool Corporation
Benton Harbor, Michigan

We have audited the accompanying consolidated balance sheets of Whirlpool Corporation as of December 31, 2000 and 1999, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1998 financial statements of Brasmotor S.A. and its consolidated subsidiaries, whose statements reflect net earnings of $58 million for the year ended December 31, 1998. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for Brasmotor S.A. and its consolidated subsidiaries, is based on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Whirlpool Corporation at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



Chicago, Illinois
January 19, 2001

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



Mark E. Brown
Executive Vice President and Chief Financial Officer

                        CONSOLIDATED STATISTICAL REVIEW

(millions of dollars except share and employee data)
CONSOLIDATED OPERATIONS                               2000           1999         1998       1997      1996         1995
-----------------------                               ----           ----         ----       ----      ----         ----
    Net sales                                       $ 10,325       $ 10,511     $ 10,323    $ 8,617   $ 8,523     $ 8,163
-----------------------------------------------------------------------------------------------------------------------------
    Operating profit                            (1) $    807       $    875     $    688    $    11   $   278     $   366
    Earnings (loss) from continuing operations
     before income taxes and other items            $    577       $    514     $    564    $  (171)  $   100     $   214
    Earnings (loss) from continuing operations      $    367       $    347     $    310    $   (46)  $   141     $   195
    Earnings (loss) from discontinued operations(2) $      0       $      0     $     15    $    31   $    15     $    14
    Net earnings (loss)                         (3) $    367       $    347     $    325    $   (15)  $   156     $   209
-----------------------------------------------------------------------------------------------------------------------------
    Net capital expenditures                        $    375       $    437     $    523    $   378   $   336     $   483
    Depreciation                                    $    371       $    386     $    399    $   322   $   318     $   282
    Dividends paid                                  $     70       $    103     $    102    $   102   $   101     $   100
-----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL POSITION
-------------------------------
    Current assets                                  $  3,237       $  3,177     $  3,882    $ 4,281   $ 3,812     $ 3,541
    Current liabilities                             $  3,303       $  2,892     $  3,267    $ 3,676   $ 4,022     $ 3,829
    Current assets minus current liabilities        $    (66)      $    285     $    615    $   605   $  (210)    $  (288)
    Property, plant and equipment-net               $  2,134       $  2,178     $  2,418    $ 2,375   $ 1,798     $ 1,779
    Total assets                                    $  6,902       $  6,826     $  7,935    $ 8,270   $ 8,015     $ 7,800
    Long-term debt                                  $    795       $    714     $  1,087    $ 1,074   $   955     $   983
    Stockholders' equity                            $  1,684       $  1,867     $  2,001    $ 1,771   $ 1,926     $ 1,877
-----------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
--------------
    Basic earnings (loss) from continuing           $   5.24       $  4.61      $  4.09     $ (0.62)  $  1.90     $  2.64
     operation
    Diluted earnings (loss) from continuing
     operation                                      $   5.20       $  4.56      $  4.06     $ (0.62)  $  1.88     $  2.60
    Diluted net earnings (loss)                 (3) $   5.20       $  4.56      $  4.25     $ (0.20)  $  2.08     $  2.78
    Dividends                                       $   1.36       $  1.36      $  1.36     $  1.36   $  1.36     $  1.36
    Book value                                      $  23.84       $ 24.55      $ 26.16     $ 23.71   $ 25.93     $ 25.40
    Closing Stock Price - NYSE                      $     47 11/16 $    65 1/16 $    55 3/6 $    55   $    46 5/8 $    53 1/4
-----------------------------------------------------------------------------------------------------------------------------
KEY RATIOS                                      (4)
----------
    Operating profit margin                              7.8%          8.3%         6.7%        0.1%      3.3%        4.5%
    Pre-tax margin                              (5)      5.6%          4.9%         5.5%       (2.0)%     1.2%        2.6%
    Net margin                                  (6)      3.6%          3.3%         3.0%       (0.5)%     1.7%        2.4%
    Return on average stockholders' equity      (7)     20.7%         17.9%        17.2%       (0.8)%     8.2%       11.6%
    Return on average total assets              (8)      5.5%          4.2%         4.6%       (0.7)%     1.8%        3.0%
    Current assets to current liabilities                1.0           1.1          1.2         1.2       0.9         0.9
    Total debt-appliance business
      as a percent of invested capital          (9)     49.4%         37.7%        43.5%       46.1%     44.2%       45.2%
    Price earnings ratio                                 9.2          14.3         13.0          --      22.4        19.2
    Interest coverage                          (10)      4.2           4.1          3.2         0.0       1.6         2.7
-----------------------------------------------------------------------------------------------------------------------------
OTHER DATA
----------
    Number of common shares
      outstanding (in thousands):
      Average - on a diluted basis                    70,637        76,044       76,507      74,697    77,178      76,812
      Year-end                                        66,265        74,463       76,089      75,262    74,415      74,081
    Number of stockholders (year-end)                 11,780        12,531       13,584      10,171    11,033      11,686
    Number of employees (year-end)                    60,695        61,066       58,630      61,370    48,163      45,435
    Total return to shareholders
       (five year annualized)                  (11)      0.3%          7.9%        -1.2%        6.8%      6.3%       20.8%


CONSOLIDATED OPERATIONS                                 1994        1993       1992       1991       1990
-----------------------                                 ----        ----       ----       ----       ----
    Net sales                                         $ 7,949     $ 7,368     $7,097     $6,550     $6,424
----------------------------------------------------------------------------------------------------------
    Operating profit                            (1)   $   370     $   504     $  447     $  353     $  300
    Earnings (loss) from continuing operations
     before income taxes and other items              $   269     $   418     $  334     $  256     $  177
    Earnings (loss) from continuing operations        $   147     $   257     $  179     $  139     $   45
    Earnings (loss) from discontinued operations(2)   $    11     $   (28)    $   26     $   31     $   27
    Net earnings (loss)                         (3)   $   158     $    51     $  205     $  170     $   72
----------------------------------------------------------------------------------------------------------
    Net capital expenditures                          $   418     $   309     $  288     $  287     $  265
    Depreciation                                      $   246     $   241     $  275     $  233     $  247
    Dividends paid                                    $    90     $    85     $   77     $   76     $   76
----------------------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL POSITION
-------------------------------
    Current assets                                    $ 3,078     $ 2,708     $2,740     $2,920     $2,900
    Current liabilities                               $ 2,988     $ 2,763     $2,887     $2,931     $2,651
    Current assets minus current liabilities          $    90     $   (55)    $ (147)    $  (11)    $  249
    Property, plant and equipment-net                 $ 1,440     $ 1,319     $1,325     $1,400     $1,349
    Total assets                                      $ 6,655     $ 6,047     $6,118     $6,445     $5,614
    Long-term debt                                    $   885     $   840     $1,215     $1,528     $  874
    Stockholders' equity                              $ 1,723     $ 1,648     $1,600     $1,515     $1,424
----------------------------------------------------------------------------------------------------------
PER SHARE DATA
--------------
    Basic earnings (loss) from continuing             $  1.98     $  3.60     $ 2.55     $ 2.00     $ 0.65
     operation
    Diluted earnings (loss) from continuing
     operation                                        $  1.95     $  3.47     $ 2.46     $ 1.98     $ 0.65
    Diluted net earnings (loss)                 (3)   $  2.10     $  0.71     $ 2.81     $ 2.41     $ 1.04
    Dividends                                         $  1.22     $  1.19     $ 1.10     $ 1.10     $ 1.10
    Book value                                        $ 23.21     $ 23.17     $22.91     $21.78     $20.51
    Closing Stock Price - NYSE                        $    50 1/4 $    66 1/2 $   44 5/8 $   38 7/8 $   23
----------------------------------------------------------------------------------------------------------
KEY RATIOS                                      (4)
----------
    Operating profit margin                               4.7%        6.8%       6.3%       5.4%       4.7%
    Pre-tax margin                              (5)       3.4%        5.7%       4.7%       3.9%       2.8%
    Net margin                                  (6)       1.8%        3.5%       2.5%       2.1%       0.7%
    Return on average stockholders' equity      (7)       9.4%       14.2%      13.1%      11.6%       5.1%
    Return on average total assets              (8)       2.8%        4.0%       3.3%       2.9%       1.4%
    Current assets to current liabilities                 1.0         1.0        0.9        1.0        1.1
    Total debt-appliance business
      as a percent of invested capital          (9)      35.6%       33.8%      42.8%      46.7%      39.1%
    Price earnings ratio                                 23.9        21.2       15.9       16.1       22.6
    Interest coverage                          (10)       3.6         5.0        3.5        3.0        2.3
----------------------------------------------------------------------------------------------------------
OTHER DATA
----------
    Number of common shares
      outstanding (in thousands):
      Average - on a diluted basis                     77,588      76,013     75,661     72,581     69,595
      Year-end                                         73,845      73,068     70,027     69,640     69,465
    Number of stockholders (year-end)                  11,821      11,438     11,724     12,032     12,542
    Number of employees (year-end)                     39,016      39,590     38,520     37,886     36,157
    Total return to shareholders
       (five year annualized)                  (11)      12.0%       25.8%      17.0%       6.7%       2.8%

                                      14