Form 10-K405, Exhibit 13
period 2001-12-31
WHIRLPOOL CORP /DE/
filed 2002-03-05
CIK 106640

Intro Copy

Think, listen, create. Every day, consumers around the world are discovering the power of Whirlpool innovation. In 2001, we introduced a record number of thoughtful solutions that make time at home a little easier and more enjoyable.

Company Overview

Whirlpool Corporation is the world's leading manufacturer and marketer of major home appliances. The company manufactures in 13 countries and markets products in more than 170 countries under major brand names such as Whirlpool, KitchenAid, Roper, Estate, Bauknecht, Ignis, Laden, Inglis, Brastemp and Consul. Whirlpool is also the principal supplier to Sears, Roebuck and Co. of many major home appliances marketed under the Kenmore brand name.

Chairman's Letter

Last year, our company celebrated its 90th anniversary by introducing a record number of innovative, branded products and solutions to our customers worldwide, which enabled us to deliver a record year of operating performance.

2001 in review

Entering the year, we faced difficult economic circumstances and weakening markets around the world. In December 2000, we announced a $300 million to $350 million restructuring effort to improve the competitive position of our global operations, given the new realities within these markets. Despite an outlook for challenging conditions early in 2001, we forecasted economic turnarounds and improved industry appliance shipments for North America and Europe in the second half.

Looking back, 2001 turned out to be far different than the year we expected for Whirlpool, the nation and the world. In Latin America, Argentina's destabilizing currency crisis and Brazil's energy shortages severely hampered the region's economies and dampened growth. Expectations for a second-half improvement in Europe's economic fortunes faded with recession in Germany. And in North America, a mild economic recession arrived, almost unnoticed, amid the collapse of the technology markets. Earlier projections of sequential improvements in U.S. gross domestic product (GDP) failed to materialize.

The tragic events of September 11 in the United States left the country reeling and moved the economy deeper into recession. Subsequent military action in South Asia and rising tensions in the region affected the economy of India -- one of Whirlpool's key growth markets.

From an industry perspective, we saw a rash of competitor consolidations. Maytag acquired Amana Appliances in August. In December, Merloni Elettrodomestici of Italy acquired from Merconi plc its 50-percent stake in General Domestic Appliances -- a major supplier of appliances in the United Kingdom. And in January 2002, Elco Holdings Inc. purchased the assets of Brandt, a major home appliance manufacturer in France.

The global economic and political events of 2001 tested the people of Whirlpool during one of the most challenging periods in the company's history. Through it all, our organization remained focused on the tasks of strengthening our brands and building unmatched levels of customer loyalty. By leveraging Whirlpool's global structure, by differentiating the company's global brands from competitors, and by connecting Whirlpool people and processes worldwide, we were able to strengthen our position as the world's leading manufacturer of major home appliances.

Earnings reconciliation

                                                               Full-Year 2001
                                                           --------------------
                                                             Earnings
                                                            in millions   EPS
-------------------------------------------------------------------------------
Core earnings from operations                            $      371       5.45
  Restructuring and related charges                            (156)     (2.29)
  Product recall charges                                       (181)     (2.66)
-------------------------------------------------------------------------------
Earnings from continuing operations                      $       34       0.50
-------------------------------------------------------------------------------
  Discontinued operations                                       (21)     (0.31)
  Change in accounting principle*                                 8       0.12
-------------------------------------------------------------------------------
Net earnings (GAAP)                                      $       21       0.31
===============================================================================

*   SFAS No. 133

2001 results of operations

We believe it's important that our shareholders understand the company's underlying, or core, operating strengths and trends, as well as the impact of various special charges that affect our net earnings under generally accepted accounting principles (GAAP). For both transparency and clarity, we follow the practice of reconciling and presenting the company's core earnings -- which exclude certain one-time charges and gains -- and net earnings, as shown in the above table.

Our continuing operations delivered full-year core earnings of $5.45 per diluted share, an increase of nearly 5 percent from 2000. In 2001, full-year net earnings were $0.31 per diluted share.

Full-year net sales of $10.3 billion were level with 2000, reflecting the effects of currency translations during the year. Absent currency translations, net sales increased 3 percent.

Full-year free cash flow of $533 million was a record for the company. The cash allowed us to aggressively fund the company's execution of its strategies during the year and pay down debt by more than $500 million.

Whirlpool's 2001 operating performance underscored the strength of the company's capabilities and success of its strategies in creating value in challenging economic conditions.

Strategy Leads Performance

For years, almost all appliance industry participants were executing similar strategies that focused on lowering the cost and improving the quality of products, while expanding distribution and increasing the competitive share of display space on the retail floor.

Whirlpool has been executing a dramatically different strategy. Instead of focusing on competitors, we have been listening to our customers and building loyalty through the introduction of relevant and innovative solutions -- new ideas geared to the needs of consumer lifestyles. Our people are focusing their attention on innovations that deliver real value to both consumers and shareholders -- while making it difficult for competitors to copy. And our global organization is providing the resources and processes to help create innovation never before seen in either our company or our industry. A record number of these products were introduced in 2001, and they are paying dividends in terms of growth and market share, as well as higher prices and margins across the business.

As Whirlpool continues on this course, we ultimately want to create unmatched loyalty for our brands by building a lifetime relationship with our customers. To accomplish this, we will continue to introduce clearly differentiated products, services and solutions that customers will want long after their initial purchase experience with the brand.

Global Platform Capabilities

Aligning our global resources, brands and business processes to support this strategy has been an ongoing effort. Whirlpool has a unique global business platform and structure from which to grow and drive efficiencies while we continue to build upon our brand leadership positions.

Our restructuring effort has led to a more cost-effective global structure. For the year, restructuring activities resulted in charges of $212 million, before tax, and generated savings of about $47 million. These restructuring initiatives are expected to produce savings of approximately $135 million annually.

When completed by the end of 2002, the company's global restructuring effort is expected to produce annualized savings of between $225 million and $250 million. These cost savings -- which have been driven by a reduction in working capital, productivity improvements and benefits from restructuring initiatives -- assure that our platform competitiveness can be leveraged into earnings expansion as we continue to grow our global business.

Global Portfolio of Brands Advances

Contributing to our operating performance in 2001 was our global portfolio of strong brands. Available in more than 170 countries, our 11 major brands combine to make Whirlpool Corporation the world's top major appliance manufacturer and marketer, with Whirlpool brand taking the lead as the world's No. 1 selling appliance brand. Brastemp and Consul remain the top two brands in the Latin American market. Our upscale brands include KitchenAid in the U.S. and Bauknecht in Europe. And we remain the major supplier in many product categories for Sears, Roebuck and Co.'s Kenmore brand appliances.

Whirlpool's global execution and performance capabilities allow us to create differentiated positions and competitive advantages for our global portfolio of brands. Each of our brands is taking advantage of these capabilities to build higher levels of loyalty by developing closer relationships with its customers.

2002 Outlook

We do not anticipate broad-based recovery in the world's regional economies until the second half of 2002. But even in such a challenging environment, Whirlpool's customer loyalty strategy and global platform capabilities have positioned our operations for continued performance growth.

Our brand organizations will introduce even more differentiated products and services in 2002, while our restructuring and productivity efforts continue to remove costs and provide reinvestment opportunities for brand building and innovation activities. As a result of these actions, we expect to build on our 2001 achievements and deliver another strong performance for the full year in 2002.

Of course, none of last year's accomplishments would have been possible without the extraordinary skills, leadership and teamwork of our employees. As we move forward to execute our customer loyalty strategy and increase the pace of innovation, I'm excited about the tremendous potential of our enterprise and the value it will continue to create for our customers and shareholders.

David R. Whitwam

Chairman of the Board and
Chief Executive Officer
February 28, 2002

                                                           Financial Hightlights

(millions of dollars, except per share data)         2001      2000   % change
-------------------------------------------------------------------------------
Net sales                                         $10,343   $10,325        0.2%
Core earnings, which excludes non-recurring items     371       367        1.1%
  per share on a diluted basis*                      5.45      5.20        4.8%
Earnings from continuing operations                    34       367
  per share on a diluted basis                       0.50      5.20
Net earnings                                           21       367
  per share on a diluted basis                       0.31      5.20
Stockholders' equity                                1,458     1,684      (13.4)%
Total assets                                        6,967     6,902        0.9%
Return on equity                                      1.3%     20.7%
Return on equity excluding non-recurring items*      22.2%     20.7%
Return on assets                                      0.4%      5.5%
Return on assets excluding non-recurring items*       5.6%      5.5%
Book value per share                              $ 21.44   $ 23.84      (10.1)%
Dividends declared per share                         1.36      1.36
Average dividend yield                                2.4%      2.6%

SHARE PRICE
High                                              $ 74.20   $ 68.31
Low                                                 45.88     31.50
Close                                               73.33     47.69       53.8%

Total return to shareholders
  (five year annualized)                             12.2%      0.3%

Shares outstanding (in 000's)                      67,215    66,265
Number of shareholders                              8,840    11,780
Number of employees                                59,408    60,695

*Non-recurring items for 2001 include restructuring and related charges, product recall charges, discontinued operations and a change in accounting principle.

Presidents Message

During 2001, despite unanticipated economic turmoil and industry uncertainties, our global operations delivered solid operating performances.

Whirlpool's global platform capabilities provided the resources, processes and people to improve our core financial performance, reinvest in our brands and execute our strategies. In 2001, these capabilities allowed us to reduce working capital as a percentage of sales by 4 points. Over the last three years, we have applied these capabilities to reduce selling, general and administrative costs by $114 million and deliver an average of 3 percent total cost productivity (net of inflation) improvements.

We have taken advantage of technology tools and robust process controls to greatly enhance our global supply-chain efficiency. We also are applying Internet-based tools to cut complexity and the costs of doing business for Whirlpool and its trade partners -- which strengthens our distribution network and relationships. These and other technological improvements are part of Operational Excellence, Whirlpool's customized Six Sigma program to continuously increase productivity.

Our brand groups introduced a record number of innovative products and services during the year, and the response from consumers has been very positive. The success of these introductions enabled us to grow our market share in virtually every part of the world. In North America, our performance was at record levels. Full-year revenues, unit sales, core operating profit, cash flow and market share were at record levels, and the best overall results in the company's 90-year history. New products sold through the company's value-added distribution network created exceptional demand from consumers and trade partners, which led to increased volumes and higher average selling prices. We ended the year in the No. 1 position at eight of the top 10 appliance retailers in the United States, and we increased our share of the construction and home remodeling market segments by more than 10 percent.

In Europe, we improved our performance following a difficult second half in the prior year. We realized better pricing, despite industry declines of approximately 2 percent from 2000. We also enhanced our mix of products and brands, as demonstrated by a 10-percent brand share gain by our Whirlpool brand. And we improved our margin performance throughout the year by driving productivity and restructuring savings, and by reducing our working capital as a result of supply chain efficiencies.

In the first half of 2001, our Latin America organization skillfully managed through the energy crisis in Brazil -- and responded well later in the year to the financial crisis in Argentina. Throughout 2001, our operations produced significant savings through enhanced productivity and strong improvements in generating free cash flow. We also extended our market share by introducing a series of new products and services under the Brastemp, Consul and Whirlpool brands -- the top three appliance brands in the Latin American region.

Our Asia operations produced strong results in the first part of the year. Second half performance was affected by market declines within the region. Even as market demand declined in India, we gained market share through the introduction of new products under the Whirlpool brand, which is the No. 1 selling brand among consumers in the country. In China, we significantly expanded our distribution and brand presence. For the year, our sales grew by more than 33 percent, and we continued to build our strong brand and market position for future growth. We will continue to expand our position in these key strategic markets of Asia in 2002.

In total, our regional businesses contributed to Whirlpool's solid operating performance in 2001 by effectively carrying out our global strategy of differentiating brands, rapid and relevant product innovation, and building unmatched customer loyalty. The skill, commitment and creativity of Whirlpool people and our global organization made this performance possible -- and will enable us to deliver an even stronger performance in 2002.

Within this report, you'll find additional information about each of our regional operations, including highlights of the innovation introduced by our brand organizations throughout 2001.

Jeff M. Fettig
President and Chief Operating Officer
February 28, 2002

Operating Review

In 2001, our North American operations delivered an outstanding performance with all-time records established in sales, core operating profit, cash flow and market share. We grew total revenues for the year by 6 percent in an industry that was down between 1 and 2 percent in revenues from the prior year. We also improved our average selling price by almost 2 percent in a market environment where most competitors had significant price declines.

Starting the year, most industry forecasts, including ours, had anticipated a gradual strengthening of the economy, especially in the second half. However, the forecasts did not foresee the economic uncertainty and eventual recession that took hold in 2001.

Despite the uncertainty, consumer spending and the housing market remained remarkably resilient. Consumers were especially receptive to new products and services from Whirlpool Corporation -- released under the Whirlpool and KitchenAid brands, as well as those under the Kenmore brand of appliances sold by Sears, Roebuck and Co. Whirlpool's innovative, branded products and services, made available through our value-added distribution channels appealed to customers and contributed significantly to our record performances.

These introductions are tangible examples of Whirlpool North America's drive to deliver distinctive home solutions to customers and to create lifelong loyalty for our brands. The Whirlpool brand Calypso wash motion clothes washer, for example, uses new and unique wash technologies that give consumers the best washing performance and largest capacity among top-loading washers and the ability to dramatically conserve electricity and water.

In September, the front loading Duet clothes washer and dryer pair was launched, yet another Whirlpool brand innovation that delivers exceptional performance in washing, drying and overall energy efficiency. (Under the Sears Kenmore Elite brand, the pair is sold as HE3t.) Unlike other front-loading washers, the Duet washer -- built at Whirlpool's production facility in Schorndorf, Germany -- was specifically produced to meet the ergonomic and styling preferences of North American consumers. Designed by Whirlpool's global consumer product design group, the distinctive styles of Calypso and Duet stand out on the retail floor and fit in with the latest trends in home interior concepts.

These innovations also show Whirlpool's understanding of the role appliances can play in conserving energy and reducing utility costs for consumers. Calypso and Duet washers are part of a new line of Whirlpool brand energy-efficient appliances for the home that meet or exceed the performance levels recommended by the U.S. government's Energy Star(R) guidelines, which cover a wide range of electric-powered devices. Other Whirlpool brand Energy Star qualified products include the 900 Series dishwasher, the 2001 Conquest refrigerator, and air conditioners and dehumidifiers.

At www.whirlpool.com, we also provide consumers with an online utility cost-savings calculator, energy-conservation tips, and details about government rebates and tax credits for purchasing Energy Star qualified appliances. Whirlpool Corporation has been recognized as an Energy Star Partner of the Year in 1999, 2000 and 2001.

Whirlpool also delivered innovation to the appliance distribution and retail channel in 2001, with the introduction of Whirlpool brand Fabric Care Centers. This dramatically styled "store within a store" retail-floor space invites consumers to browse and experience the innovations of Whirlpool in one place. Approximately 250 Fabric Care Centers opened in 2001 -- generating positive sales growth with participating trade partners.

Innovative thinking -- focused on creating clear differentiation in the minds of consumers --led to the launch of the Whirlpool brand AccuBake Duo System oven. It's an advanced cooking oven that gives consumers the unsurpassed time-saving ability to ensure uniform baking of all types of food through unique temperature management technology.

The KitchenAid brand continued to broaden and extend its product line for home cooking enthusiasts who value the quality and prestige of the KitchenAid name. Introductions by the KitchenAid brand in 2001 included new countertop appliances -- such as juicers, the Professional 6 stand mixer, culinary tools and kitchen textiles -- Energy Star qualified dishwashers and refrigerators, and the Pro Line series of ranges and cooktops for consumers interested in the finest-quality cooking experience for the home. The KitchenAid brand also launched Inspired Chef, a unique new business that emerged from Whirlpool's corporate-wide innovation effort. Inspired Chef is a national, in-home cooking school featuring instruction by working chefs, who provide an intimate, one-of-a-kind culinary experience for people who love to cook. In turn, the home environment gives Inspired Chef great opportunities to promote and sell professional cooking products and accessories, many of them under the KitchenAid brand.

Whirlpool also made significant inroads in developing Internet-linked kitchen appliances during the year. When introduced in 2002, these i enabled appliances from the Whirlpool brand will reduce the time to manage daily cooking and household chores, while increasing consumer opportunities for personal or family pursuits. The first of these appliances will appear in new planned communities offering Internet-connected homes.

Whirlpool's customer focus extends throughout our organization, including our Customer Centered Manufacturing approach, which has created new capabilities for rapid product-line changes in tune with quickly evolving marketplace demands. Combined with ongoing initiatives to improve efficiency and flexibility within manufacturing processes, our increasingly Internet-enabled supply chain helped to improve our overall productivity and increase cash flow. Our brand organizations also are using the Internet to improve communications and stay in constant contact -- every hour of every day -- with our North American trade partners and customers.

Today, thanks to these efforts, trade partners now have the ability to save time and improve efficiency in conducting routine business transactions with Whirlpool. For example, equipped with a simple Internet Web browser, Whirlpool's trade partners can order products, download promotional materials, or quickly obtain details about their account and delivery status any time of the day. We intend to continue developing new ways for trade partners and consumers to better interact with Whirlpool and build stronger -- and even more rewarding -- relationships in the future.

We anticipate 2002 industry unit shipments to increase approximately 2 percent from 2001 levels. In this environment, Whirlpool will once again continue to introduce unique products and services that create exceptional value for consumers throughout North America, and set new standards for the industry to follow. As our brands continue to introduce innovative new products through our value-added distribution network in 2002, our operations will drive ongoing productivity and efficiency improvements throughout the supply chain. As a result, we expect Whirlpool North America to deliver another record year of performance in 2002.

In the midst of a challenging industry environment with pricing pressure and flat demand for appliances, European consumers responded favorably to a number of innovative Whirlpool and Bauknecht brand products introduced during the year. Bolstered by the power of our industry-leading brands and our productivity improvements, Whirlpool Europe coped well within the environment. By executing our strategy of differentiating our brands and building strong and lasting relationships with our customers, our European business strengthened the Whirlpool brand's No. 1 position within the region and captured the leading market position in France.

Our expanding brand position in 2001 was due to the introduction of unique and innovative products in each market we serve. For example, consumers throughout the region enthusiastically welcomed the Whirlpool brand Maximo compact microwave oven in 2001. The Maximo microwave takes up a small space on countertops -- a feature popular with European consumers -- yet carries the same inside cooking space as a traditional microwave oven. Its stylish look is an extension of Whirlpool Europe's initiative to design futuristic concept microwaves to meet the changing tastes and lifestyles of European consumers. The initiative, called "Macrowave: New Frontiers for the Modern Microwave," involved Whirlpool's unique global design and product-development capabilities, and focused on the company's consumer lifestyle research study conducted throughout Europe.

Whirlpool Europe also delivered innovative cooking-area concepts as the Bauknecht brand introduced a new line of built-in ovens and ranges. The cooking products provide customers with highly functional ovens and ranges that are easy to control. The pleasing visual styles of these appliances are available in a wide variety of colors and materials to meet the most demanding kitchen design requirements.

The Bauknecht brand also introduced a full line of Intelligent Dialogue dishwashers, clothes washers, dryers, refrigerators and freezers that carry the highly sophisticated look derived from the company's unique global appliance design process -- called visual brand language (VBL) -- as well as sensor-driven technology for peak performance. These products stand out in the European marketplace as smart, stylish and efficient solutions for household tasks.

For the Whirlpool brand, the release of the 6th Sense clothes washer resonated with consumers because of its intelligent, easy-to-use controls. The 6th Sense clothes washer has been recognized as one of the region's best in technology, design, safety, and both water and energy efficiency. Energy efficiency continued to be an important focus of Whirlpool Europe during 2001. In March, the Whirlpool brand cabinet refrigerator received the European Energy+ award for outstanding performance in reducing the use of electricity.

Whirlpool Europe extended productivity improvements in 2001 by driving efficiencies throughout the region's supply chain, such as working with major suppliers to move their production facilities into, or close to, our factories. The region also made significant progress in applying Internet technology to its business systems through the Tradeplace and Partner Store initiatives, which enable trade partners faster, more convenient access to information on Whirlpool products. Internet capabilities applied to home solutions will feature new appliances and services that give consumers the ability to manage their household tasks with greater ease than ever before.

In 2002, Whirlpool Europe expects revenue gains from new product introductions, price improvements and continued efforts to strengthen our brands in markets throughout the region. We expect operating margins to improve as well, based largely on our continued focus on productivity and restructuring initiatives. Throughout the year, we will continue to deliver a strong product mix as our brands compete in an industry where unit shipments are expected to remain on par with 2001 levels.

Whirlpool Latin America strengthened its brand and market-leading position, while coping well with a currency crisis in Argentina and an energy power shortage in Brazil. Productivity improvement, prudent cost containment and additional savings from restructuring activities improved Whirlpool Latin America's operating margins. However, the political and economic issues in the region combined to lower sales and total industry shipments. Nevertheless, our Latin American business improved full-year core operating profit by 7 percent from the prior year. This performance by our operations in a tough environment continues to underline the strength of our brands and business in this important market.

Our Embraco compressor business continued to deliver strong operating results in 2001 and maintained its leading worldwide market position. Whirlpool kept up its pace of launching unique products in 2001 under the market-leading names of Brastemp, Consul and Whirlpool.

Among the products introduced by the Brastemp brand were the new frost-free Duplex refrigerator, the Solution dishwasher, the Intelligent stain remover clothes washer and companion dryer, the Mosaic line of gourmet quality cooktops, and the Jet Defrost microwave range.

The Consul brand introduced the Modular line of cabinet-built-in appliances; a new 280-litre, single-door frost-free refrigerator; and Eficiencia Master, a new line of energy-efficient room air conditioners.

Our Latin American brand groups carried out a broad and effective communications campaign to raise consumer awareness of energy-conservation issues, as well as the potential cost savings from switching to energy-efficient appliances. For example, the Brastemp brand launched a new Internet site that enables consumers to compare energy-efficiency ratings for products and other important features. The site received the 2001 "I-Best" award, a prestigious recognition of Brazil's top Internet site.

In response to Whirlpool Latin America's efforts to develop and introduce appliances that conserve electricity, the Brazilian government recognized Brastemp and Consul brand appliances among the most energy efficient in the country. No fewer than 20 products received the "Procel" (energy saving) award. Whirlpool Latin America's success in developing, launching and marketing energy-efficient appliances provided significant positive momentum for the region's operating performance in 2001.

The year also marked the introduction of the legendary KitchenAid brand stand mixer into Latin America and the launch of the Brastemp brand Professional Quality line of countertop appliances, including blenders, food processors and automatic coffee makers.

Whirlpool expects to maintain its market leadership in Latin America by a wide margin in 2002, thanks largely to the strength of its Brastemp and Consul brands. We expect Latin American appliance industry unit shipments to increase slightly from the 2001 level. In this environment, we will further expand our strong positions in Brazil, Argentina and Chile, and significantly increase our exports to other markets in the world, which should result in moderate revenue growth and improved operating margins.

India and China -- the two largest markets served by Whirlpool Asia -- performed well in this highly competitive region during 2001. In both countries, consumer demand for the Whirlpool brand helped drive higher unit shipments for the year, thanks largely to the introduction of new, innovative products. In India, our operations increased the Whirlpool brand market share of the refrigeration segment to 30 percent and the washing machine segment to 25 percent.

Still, all of our key operations in the region felt the aftershocks of September 11, which affected year-end sales and unit shipments, especially outside of India and China.

A host of new products were launched by Whirlpool Asia during 2001. In China, the Whirlpool brand Water Genie washer, a new vertical-axis clothes washer, and the large capacity Fire Genie microwave with grilling capability, were received well by Chinese consumers. Whirlpool expanded its distribution network in China during the year, setting the stage for future gains in sales and market share in this critical emerging market.

Consumers in India also were introduced to innovative clothes washers, including the fully automatic Whirlpool brand Whitemagic Hotwash and the semiautomatic Whitemagic washers. Both models -- which contain built-in heaters that optimize detergent action and agitators that are gentle to clothes and reduce tangling -- have the distinction of being an "industry first." The Whitemagic washer also provides larger capacity, a feature that appeals to consumers who said they want to wash bed linens in their machines.

Equally important to consumers in the Indian market, the top-loading Whitemagic Hotwash washer is particularly effective in cleaning white fabrics and in retaining their sparkle. This is significant in a culture that associates white with good hygiene and purity.

Additional introductions in India under the Whirlpool brand were the expanded range of Ice Magic refrigerators and QuickChill frost-free refrigerators. These refrigerators deliver ice quickly -- even during India's peak seasonal heat waves. And with quick delivery of ice comes quick cooling, a key consumer-desired feature in India's climate.

Whirlpool India also made its entry into the cooking category with the introduction of MagiCook microwave ovens and gas cooking ranges. Both products, positioned as the "tastiest way to good health," have been well received by Indian consumers. The MagiCook microwave delivers a unique-to-India feature, a "microtawa" -- which adapts the tawa, a traditional rounded plate used in cooking a variety of Indian breads, to a modern appliance.

India's Engineering Export Promotion Council awarded Whirlpool India its "Certificate of Export Excellence" as the country's leading exporter of white goods, a distinction in line with India's increasing emphasis on open markets and free trade. Our Indian operations currently export to 40 countries throughout South Asia, the Pacific Rim, the Middle East, Africa, Latin America and the Caribbean.

In 2002, we will continue to expand our leading brand position in India by offering new full lines of air conditioning and microwave oven products. Whirlpool Asia expects growth in consumer demand from India and China in 2002, while for the entire region, industry demand is expected to match 2001 levels.

North America Key Stats
Key Statistics

-  No. 1 position in the industry
-  $6.6 billion in 2001 sales
-  $758 million in 2001 core operating profit
-  Approximately 25,000 employees

Brands
United States KitchenAid, Whirlpool, Roper, Cielo
Canada Inglis,Whirlpool, KitchenAid
Mexico Whirlpool, Acros, Supermatic, Crolls
Principal Products
Air Purifiers, Automatic Dryers, Automatic Washers, Built-in Ovens,
Countertop Appliances, Dehumidifiers, Dishwashers, Freezers,
Hot Water Heaters, Ice Makers, Jetted and Soaking Tubs, Microwave Ovens, Ranges, Refrigerators, Room Air Conditioners, Trash Compactors
Headquarters
Benton Harbor, MI
Manufacturing Locations
United States La Vergne, TN; Findlay, OH; Marion, OH;
Greenville, OH; Clyde, OH; Benton Harbor, MI; Evansville, IN;
Fort Smith, AR; Tulsa, OK; Oxford, MS
Canada Montmagny, QU
Mexico Monterrey, Reynosa, Celaya, Puebla new products introduced in 2001

Whirlpool brand AccuBake Duo System, Conquest and Whirlpool Gold energy
                ------------------------------     -------------
efficient refrigerators Calypso wash motion clothes washer; Senseon clothes dryer; Duet frontloading washer and dryer; Tall Tub dishwasher KitchenAid brand 6" dual fuel range, Ultima Cook MWO; 30" dual fuel range in cobalt blue; Fully Integrated Dishwasher; Chef's Chopper; Juicer; Coffee Grinder; Culinary Utensils & Gadgets; Kitchen Textiles; KitchenAid Stand Mixer-90 in copper and brushed nickel

Europe Key Stats

Key Statistics

-  No. 3 position as manufacturer; No. 1 as brand
-  $2.1 billion in 2001 sales
-  $39 million in 2001 core operating profit
-  Approximately 12,000 employees

Brands
Whirlpool, Bauknecht, Ignis, Laden in France, KIC in South Africa
Principal Products
Automatic Dryers, Automatic Washers, Built-in Hobs, Built-in Ovens, Compressors, Dishwashers, Free-standing Cookers, Freezers,
Microwave Ovens, Ranges, Refrigerators
operations center
Comerio, Italy
Manufacturing Locations
Sweden Norrkoping
Italy Naples, Siena, Cassinetta, Trento
France Amiens
Germany Neunkirchen, Schorndorf
Slovakia Poprad
South Africa Isithebe
New products introduced in 2001
Whirlpool brand Maximo microwave oven; Talent microwave oven; Point System dishwasher; Built-in cooking range; DD 430 liter refrigerator
Bauknecht brand Intelligent Dialogue, a full line of free-standing appliances including refrigeration, dishwashers, and clothes washers and dryers

Latin America Key Stats

Key Statistics

-  No. 1 market position in the industry
-  $1.5 billion in 2001 sales
-  $134 million in 2001 core operating profit
-  Approximately 16,000 employees

Brands
Whirlpool, Brastemp, Consul, Embraco, Eslabon de Lujo
Principal Products
Automatic Washers, Compressors, Countertop Appliances, Dishwashers, Freezers, Microwave Ovens, Ranges, Refrigerators, Room Air Conditioners
Headquarters
Sao Paulo, Brazil; Buenos Aires, Argentina; Santiago, Chile
Manufacturing Locations
Brazil Manaus, Rio Claro, Joinville, Sao Paulo
Argentina San Luis
International (Embraco) Italy - Riva di Chieri; Slovakia - Spisska Nova Ves; China - Beijing new products introduced in 2001
Brastemp brand All Refrigerator and Frost Free Freezer; Electronic Frost Free Freezers;
Intelligent stain removing washing machine; Solution dishwasher; Mosaic built-in appliances; Intelligent dryer; Professional Quality Countertop Appliances (blender, food processor, coffee machine and KitchenAid brand Stand Mixer); Jet Defrost microwave;
Inside Freezer Refrigerator; Duplex Frost Free refrigerator
Consul brand Eficiencia Master and Consul 7,500 BTU with timer air conditioners; Modular cabinet built-in appliances;
Single Door, 280 liter refrigerator.

Asia Key Stats

Key Statistics

-   Leader among Western companies, with No. 1 market position in India
-   $373 million in 2001 sales
-   $19 million in 2001 core operating profit
-   Approximately 6,000 employees

Brand
Whirlpool
Principal Products
Automatic Washers, Compressors, Microwave Ovens, Refrigerators
Headquarters
Hong Kong, PRC
Manufacturing Locations
India Faridabad, Pune, Pondicherry
China Shanghai, Shunde
new products introduced in 2001
Whirlpool brand Water Genie; Fire Genie microwave; Whitemagic Hotwash clothes washer; Ice Magic refrigerator; QuickChill frost-free refrigerator; MagiCook microwave ovens and gas cooking ranges

Financial Contents

Management's Discussion and Analysis 29
Consolidated Statements of Earnings 36
Consolidated Balance Sheets 37
Consolidated Statements of Cash Flows 39
Consolidated Statements of Changes in Stockholders' Equity 40
Notes to Consolidated Financial Statements 41
Reports of Independent Auditors and Management 59
Eleven-Year Consolidated Statistical Review 60
Directors and Senior Management 62
Stockholders' and Other Information 63

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The consolidated statements of earnings summarize operating results for the last three years. This section of Management's Discussion and Analysis highlights the main factors affecting changes in operating results during the three-year period.

EARNINGS

Earnings from continuing operations were $34 million in 2001 versus $367 million and $347 million in 2000 and 1999. The significant decrease in 2001 results is due to charges from the company's previously announced restructuring program and product recalls. Net earnings also included a charge for discontinued operations and a gain due to a change in accounting principle.

(millions of dollars, except per share data)                       2001       2000       1999
---------------------------------------------------------------------------------------------
Earnings from continuing operations                            $     34   $    367   $    347
Diluted earnings per share from continuing operations              0.50       5.20       4.56
Net earnings                                                         21        367        347
Diluted net earnings per share                                     0.31       5.20       4.56
Core earnings                                                       371        367        407
Diluted core earnings per share                                    5.45       5.20       5.35
---------------------------------------------------------------------------------------------

The company provides core earnings analysis as a view of the company's underlying strength of operations. The term "core earnings" refers to earnings from continuing operations excluding the effects of 2001 restructuring and related charges, 2001 product recall charges and the first quarter 1999 Brazilian currency devaluation.

Core earnings improved for 2001 due to a strong performance in the company's North American operations, which achieved record market share in the company's largest market, and benefits from the company's ongoing restructuring program. These combined to offset significant economic challenges in its European markets. Core earnings for 2000 were affected by the impact of a slowing industry and intense pricing pressures in the company's two largest markets, North America and Europe.

The table below reconciles core earnings to net earnings. The adjustments to arrive at net earnings are presented in the table on an after-tax and minority interests basis and reference the related note to the accompanying consolidated financial statements:

(millions of dollars)                                              2001       2000       1999
---------------------------------------------------------------------------------------------
Core earnings from operations                                  $    371   $    367   $    407
Restructuring and related charges (note 10)                        (156)         -          -
Product recall charges (note 11)                                   (181)         -          -
Brazil currency devaluation                                           -          -        (60)
---------------------------------------------------------------------------------------------
Earnings from continuing operations                                  34        367        347
---------------------------------------------------------------------------------------------
Discontinued operations (note 4)                                    (21)         -          -
Cumulative effect of change in accounting principle (note 1)          8          -          -
---------------------------------------------------------------------------------------------
Net earnings                                                   $     21   $    367   $    347
=============================================================================================

The company does not anticipate a broad-based recovery in the world's regional economies until the second half of 2002. However, the company expects to build on its 2001 performance in 2002 and deliver a 15 to 20 percent increase in first quarter core earnings per share and a 5-to-10 percent increase in full year core earnings per share. Net earnings are anticipated to include additional charges to complete the previously announced restructuring program (see Note 10 of the notes to consolidated financial statements). These charges for 2002 are estimated to be in the range of $100 million to $150 million pre-tax. In particular, the company currently expects its European operating margins to improve in 2002, based on continued focus on productivity and restructuring initiatives.

NET SALES

The total number of units sold in 2001 increased 2% over 2000. Consolidated net sales increased slightly over 2000 despite the negative impact from currency fluctuations. Excluding currency fluctuations, net sales would have increased 3% over 2000. Excluding the impact of currency fluctuations, net sales were up 1% in 2000 over 1999. The tables below provide the breakdown of units and sales by region.

(in thousands)                        2001     Change        2000     Change        1999
----------------------------------------------------------------------------------------
Units Sold
North America                       21,404        3.7%     20,634        3.9%     19,862
Europe                              10,803       (0.7)     10,876        3.9      10,469
Latin America                        4,738       (3.7)      4,918        2.3       4,809
Asia                                 2,050        4.7       1,958        5.4       1,858
Other/eliminations                     (36)         -         (31)         -         (49)
----------------------------------------------------------------------------------------
Consolidated                        38,959        1.6%     38,355        3.8%     36,949
========================================================================================

(millions of dollars)                 2001     Change        2000     Change        1999
----------------------------------------------------------------------------------------
Net Sales
North America                     $  6,581        5.8%   $  6,223        1.0%   $  6,159
Europe                               2,058       (4.5)      2,156      (12.1)      2,452
Latin America                        1,487      (12.8)      1,706        2.3       1,668
Asia                                   373       (4.4)        390        4.0         375
Other/eliminations                    (156)         -        (150)         -        (143)
----------------------------------------------------------------------------------------
Consolidated                      $ 10,343        0.2%   $ 10,325       (1.8)%  $ 10,511
========================================================================================

Significant regional trends were as follows:

.. In 2001, North American unit volumes increased 4% in an industry that was down slightly. This resulted in record market share in the region and a 1.4 pts increase over 2000. In 2000, major appliance shipments exceeded the 2% industry-wide growth. Net sales increased slower than unit volumes as competitive pricing pressures reduced average sales values.

.. European unit volumes were down versus 2000 due primarily to the economic downturn affecting the European market. Market share remained level as unit shipments were in line with the industry. Net sales decreased due to currency fluctuations and continued pricing pressures. Excluding currency impact, net sales decreased 1%. European unit volumes increased in line with industry growth during the 2000 versus 1999 comparison. Net sales decreased, however, as currency fluctuations and pricing pressures offset the higher volume. Excluding the impact of currency fluctuations, net sales in 2000 would have been level with 1999.

n   Unit shipments in Latin America decreased versus 2000 due to the economic slowdown, which included an energy crisis in Brazil and the Argentine economic crisis. The region's sales were also heavily affected by currency fluctuations and the slowing global economy's impact on export sales. Excluding the impact of currency fluctuations, net sales increased 1%. Positive economic trends during 2000 contributed to an increase in unit shipments over 1999. The increased volume and price increases implemented during 2000 drove the increased revenue.

n   Asia's unit sales increased over 2000, but net sales declined as the negative impact from currency and pricing pressures combined to offset the higher unit volume. Excluding currency fluctuations, net sales increased 1%. Unit shipments increased 5% and 43% in the Indian and Chinese markets, which represent the larger markets in the company's Asian region. During 2000, Asia continued a positive trend as both units and revenue increased year-over-year.

n   In 2002, appliance industry shipments are expected to increase 2% in North
America, increase slightly in Latin America, and be flat in Europe and Asia.

GROSS MARGIN

The consolidated gross margin percentage in 2001 declined versus 2000 due to $53 million of restructuring related charges (see "Restructuring and Related Charges") and continued global pricing pressures offsetting productivity improvements. Excluding these charges, the consolidated gross margin declined
0.2 percentage points year-over-year. The gross margin percentage declined in 2000 versus 1999 due to global pricing pressures and higher material costs offsetting productivity improvements and pension credits. The table below outlines the gross margin percentages by region, excluding the impact of the 2001 restructuring related charges.

                                                         2001         Change         2000        Change          1999
-----------------------------------------------------------------------------------------------------------------------
Gross margin
North America                                             23.5%       (0.8)pts        24.3%       (1.1)pts        25.4%
Europe                                                    21.3        (2.0)           23.3        (2.6)           25.9
Latin America                                             26.0         3.1            22.9        (0.2)           23.1
Asia                                                      26.2         0.1            26.1         1.0            25.1
-----------------------------------------------------------------------------------------------------------------------
Consolidated, before restructuring related charges        23.9%       (0.2)pts        24.1%       (1.2)pts        25.3%
-----------------------------------------------------------------------------------------------------------------------
Restructuring related charges                             (0.5)%      (0.5)pts           -           -               -
-----------------------------------------------------------------------------------------------------------------------
Consolidated                                              23.4%       (0.7)pts        24.1%       (1.2)pts        25.3%
-----------------------------------------------------------------------------------------------------------------------

Significant regional trends were as follows:

n North American gross margin declined versus 2000 due to unfavorable product and channel mix, lower pension credits and increased warranty costs offsetting productivity improvements. The decline in 2000 versus 1999 was due to industry-wide price deterioration, unfavorable product and channel mix and increased engineering and product launch expenses. These factors were partially offset by volume increases, ongoing productivity improvements and pension credits.

.. The European gross margin was down versus 2000 due to higher material costs, an inventory write-down and continued pricing pressures. The margin did, however, improve throughout the year due to productivity gains and benefits from the restructuring effort. In 2000, the gross margin decreased due to intensified price competition, rising material costs and slowing demand.

.. Latin American gross margin improved over 2000 as an improved product mix, a reduction in pension liabilities, productivity gains and restructuring benefits offset material price increases and pricing pressures. The 2000 gross margin ended the year level with 1999 as higher material costs were offset by sales tax credits.

.. The Asian gross margin remained strong in 2001 as productivity improvements and product mix offset pricing pressures due to weakening economies included in this region.

SELLING, GENERAL AND ADMINISTRATIVE

Consolidated selling, general and administrative expenses as a percent of net sales decreased versus 2000 as cost controls implemented in North America and global restructuring benefits more than offset increased bad debt expense, increased stock compensation costs, new product introduction costs, restructuring related charges and lower pension credits. Consolidated selling, general and administrative expenses as a percent of net sales decreased in 2000 versus 1999 due primarily to pension credits in North America and cost containment efforts in Europe and Brazil offsetting additional spending related to brand strategies. The table below outlines the selling, general and administrative expenses as a percentage of sales by region, excluding the impact of the 2001 restructuring related charges.

                                                                        As a                      As a                     As a
                                                                  Percentage                Percentage               Percentage
(millions of dollars)                                      2001     of Sales        2000      of Sales        1999     of Sales
-------------------------------------------------------------------------------------------------------------------------------
Selling, general &
administrative expenses
North America                                          $    788         12.0%   $    825          13.3%   $    838         13.6%
Europe                                                      386         18.8         386          17.9         443         18.1
Latin America                                               250         16.8         263          15.4         263         15.8
Asia                                                         74         19.9          76          19.4          76         20.3
Corporate                                                   132            -         101             -         133            -
-------------------------------------------------------------------------------------------------------------------------------
Consolidated, before restructuring related charges     $  1,630         15.8%   $  1,651          16.0%   $  1,753         16.7%
-------------------------------------------------------------------------------------------------------------------------------
Restructuring related charges                                 9            -           -             -           -            -
-------------------------------------------------------------------------------------------------------------------------------
Consolidated                                           $  1,639         15.8%   $  1,651          16.0%   $  1,753         16.7%
===============================================================================================================================

PRODUCT RECALLS

During the third and fourth quarters of 2001, the company recognized a total of $295 million of pre-tax charges ($181 million after-tax) related to two separate product recalls. These charges have been recorded as a separate component of operating profit. Cash costs of $56 million were paid in 2001 and the remaining projected after-tax cash costs of these recalls of $125 million will be realized over the next several quarters and funded primarily with cash on hand and cash generated from operations. See Note 11 of the notes to consolidated financial statements for a more detailed description of these charges.

The company's estimated liability for product recall expenses is impacted by several factors such as customer contact rate, consumer options, field repair costs, inventory repair costs, extended warranty costs, communication structure and other miscellaneous costs such as legal, logistics and consulting. The customer contact rates, which represent an estimate of the total number of units to be serviced as a percentage of the total number of units impacted by the recall, is the most significant factor in estimating the total cost of each recall. The customer contact rate used to measure the company's product recall liability as of December 31, 2001 was 65% for the microwave hood combination units recall and 50% for the dehumidifier recall. These rates are impacted by several factors, including the type of product, the year manufactured, age of products sold and current and past experience factors. A 10% shift in this rate would cause an approximate 10% to 15% change in the cost of the recalls.

RESTRUCTURING AND RELATED CHARGES

During 2001, the company's various restructuring initiatives resulted in pre-tax restructuring charges of $150 million, which have been identified as a separate component of operating profit. As a result of the company's restructuring activity, the company also recognized $62 million pre-tax of restructuring related charges during 2001, which were recorded primarily within cost of products sold. Refer to Note 10 of the notes to consolidated financial statements for a more detailed description of these charges.

In December 2000, the company announced a global restructuring plan that when fully implemented is currently expected to result in pre-tax charges of between $300 and $350 million and annualized savings of between $225 and $250 million. The plan is expected to eliminate approximately 6,000 positions worldwide and the final phases will be announced over the first half of 2002. Through December 31, 2001, the company incurred $212 million in restructuring and related charges and eliminated approximately 3,700 positions. The company expects to realize approximately $135 million in annualized benefits from the 2001 initiatives. The company expects to use cash on hand and cash generated from operations to fund the remaining restructuring initiatives.

OTHER INCOME AND EXPENSE

Interest income and sundry income (expense), which includes foreign currency gains and losses, financial service fees in Latin America and miscellaneous asset dispositions were essentially level with 2000. Interest income and sundry income (expense) was $145 million favorable in 2000 versus 1999 due primarily to the impact of the Brazilian currency devaluation in 1999. This was partially offset by lower interest income in 2000 as the company reduced short term investments. The devaluation of the Brazilian real in the first quarter of 1999 resulted in a $158 million pre-tax charge to earnings (Whirlpool's share after-tax and minority interest was $60 million). For the full year 1999, foreign exchange losses related to Brazil totalled $192 million pre-tax (Whirlpool's share after-tax and minority interest was $76 million).

Interest expense decreased $18 million versus 2000 due to lower overall borrowings and a declining interest rate environment. Interest expense increased $14 million in 2000 versus 1999 due primarily to higher interest rates and higher average debt balances.

INCOME TAXES

The effective income tax rate from continuing operations was 35% in 2001 (excluding the impact of the product recalls and restructuring and related charges), 35% in 2000 and 37% in 1999 (excluding the impact of the Brazilian currency devaluation). The lower effective tax rate for 2001 and 2000 versus 1999 was primarily due to Brazilian export incentives utilized during 2001 and 2000 (discussed under "Other Matters"), which are nontaxable.

Including the impact of the 2001 charges mentioned above, the effective income tax rate was 46%. Including the impact of the Brazilian currency devaluation, the effective income tax rate for 1999 was 38%. See the income tax rate reconciliation included in Note 12 of the notes to the consolidated financial statements for a description of the significant items impacting the company's consolidated effective income tax rate.

CASH FLOWS

The statements of cash flows reflect the changes in cash and equivalents for the last three years by classifying transactions into three major categories: operating, investing and financing activities.

OPERATING ACTIVITIES

The company's main source of cash flow is from operating activities consisting of net earnings from operations adjusted for changes in operating assets and liabilities such as receivables, inventories and payables and for non-cash operating items such as depreciation.

Cash provided by operating activities totalled $1,024 million in 2001, $445 million in 2000 and $801 million in 1999. The increase in 2001 includes a $527 million improvement in working capital cash flows versus 2000, of which $464 million was in accounts receivable. The decrease in 2000 versus 1999 was due primarily to an increase in accounts receivable and prepaid pension costs, partially offset by an increase in accounts payable.

INVESTING ACTIVITIES

The principal recurring investing activities are property additions. Net property additions were $378 million, $375 million and $437 million in 2001, 2000 and 1999.

On October 5, 2001, the company sold its position in a portfolio of cross currency interest rate swaps resulting in the receipt of $209 million.

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

FINANCING ACTIVITIES

Dividends paid to stockholders totaled $113 million, $70 million and $103 million in 2001, 2000 and 1999. The increase in 2001 was affected by the timing of funding for the fourth quarter 2000 payment, which was paid on January 2, 2001.

On July 3, 2001, the company issued 300 million euro denominated 5.875% Notes due 2006. The notes are general obligations of the company and the proceeds were used for general corporate purposes.

Under its stock repurchase program, the company purchased 0.7 million shares ($43 million) in 2001, 8.7 million shares ($427 million) in 2000 and 2.6 million shares ($167 million) in 1999. See Note 8 of the notes to consolidated financial statements for additional detail on the company's stock repurchase program.

The company's net borrowings decreased by $569 million in 2001, excluding the effect of currency fluctuations. The decrease was in short-term notes payable and funded by cash generated from operations.

The company's net borrowings increased by $546 million in 2000, excluding the effect of currency fluctuations. The primary increase was in short-term notes payable.

FINANCIAL CONDITION AND LIQUIDITY

The financial position of the company remains strong as evidenced by the December 31, 2001 balance sheet. The company's total assets were $7.0 billion and stockholders' equity was $1.5 billion at the end of 2001 versus $6.9 billion and $1.7 billion respectively at the end of 2000. The decrease in stockholders' equity during 2001 was due primarily to $184 million of foreign currency translation and $90 million in dividends declared.

The overall debt to invested capital ratio of 48.0% in 2001 was down from 49.4% in 2000 due to lower short-term borrowings more than offsetting an increase in long-term debt and lower stockholders' equity. The increase in long-term debt is due to the reclassification on January 1, 2001, of a $221 million positive cash position on previously held net investment hedges from a contra debt account to other long-term assets in accordance with SFAS No. 133, and the 300 million euro denominated notes issuance. The company's debt continues to be rated investment grade by Moody's Investors Service Inc. (Baa1), Standard and Poor's (BBB+) and Fitch IBCA, Duff & Phelps (A-).

On June 1, 2001, the company entered into an $800 million five-year committed credit agreement and a committed $400 million 364-day credit agreement that provide backup liquidity. At December 31, 2001, there were no borrowings under these agreements, which represent the company's total committed credit lines. See Note 6 of the notes to consolidated financial statements for additional details on the company's committed credit facilities and the company's debt obligations.

The company has external sources of capital available and believes it has adequate financial resources and liquidity to meet anticipated business needs and to fund future growth opportunities. The company currently does not have any off-balance-sheet financing arrangements. See Note 14 of the notes to consolidated financial statements for detail on the company's contingent liabilities.

In February 2002, the company reached an agreement in principle to acquire the remaining 51% interest in Vitromatic S.A. de C.V., an appliance manufacturing and distribution joint venture in Mexico. The company expects to complete the purchase for $150 million in cash and to assume 100 percent of the joint venture's existing $220 million in debt. This acquisition is expected to produce annual sales of more than $400 million when consolidated, and to be accretive to the company's earnings by the second half of 2002.

Other matters

The consolidated financial statements are prepared in accordance with generally accepted accounting principles, which require the company to make estimates and assumptions

(see Note 1 of the notes to consolidated financial statements). The company believes the following critical accounting policies involve a higher degree of judgement and complexity: recognition of Brazilian export incentive credits (Befiex)-see below; product recalls-see Note 11 of the notes to consolidated financial statements; and pension and postretirement medical benefit plans-see
Note 13 of the notes to consolidated financial statements.

In 1996, the company's Brazilian subsidiaries obtained a favorable decision with respect to additional export incentives in connection with the Brazilian government's export incentive program (Befiex). This decision also recognized the right to utilize these credits as an offset against current Brazilian federal excise tax on domestic sales. The company's remaining available credits were approximately $315 million as of December 31, 2001, of which the company expects to recognize $40 million in 2002 and further amounts in subsequent years. The amounts recognized are dependent on the company's excise tax levels and the outcome of the ongoing litigation surrounding Befiex. The company recognized Befiex credits of $53 million (Whirlpool's share after minority interest was $50 million) in 2001 and $52 million (Whirlpool's share after minority interest was $49 million) in 2000 as a reduction of current excise taxes payable and therefore an increase in net sales. These credits approximated 4% and 3% of the region's net sales during 2001 and 2000 and are currently expected to represent 3% of 2002 net sales.

During 1999, the company recorded $58 million pre-tax (Whirlpool's share after-tax and minority interest was $20 million) of recovered Brazilian sales taxes paid in prior years.

At December 31, 2001, the company's consolidated prepaid pension asset was $136 million up from $47 million at December 31, 2000. The increase was principally due to the recognition of pension credits. The company recognized consolidated pre-tax pension credits of $70 million in 2001 and $98 million in 2000 and pension expense of $21 million in 1999. The company currently expects that pension credits related to its U.S. plans will decrease approximately
$30 million in 2002 due primarily to reductions in the discount rate and expected rate of return on plan assets.

Although most of its assets have been divested, Whirlpool Financial Corporation
(WFC) remains a legal entity with assets consisting primarily of a leveraged lease portfolio. The portfolio includes investments in aircraft leveraged leases and is impacted by the economic conditions of the aviation industry. The company continues to monitor its arrangements with the lessees and the value of the underlying assets.

On December 31, 2001, twelve nations completed the conversion to a common currency, the "euro." The company's internal computer systems and business processes have been changed to accommodate the new currency. The company has significant manufacturing operations and sales in these countries and the introduction of the euro has eliminated transaction gains and losses within participating countries. There was no significant impact on operating results from this change.

MARKET RISK

The company is exposed to market risk from changes in foreign currency exchange rates, domestic and foreign interest rates, and commodity prices, which can affect its operating results and overall financial condition. The company manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The company's derivative financial instruments are risk management tools and are not used for speculation or for trading purposes. Derivative financial instruments are entered into with a diversified group of investment grade counterparties to reduce the company's exposure to nonperformance on such instruments. The company's sensitivity analysis reflects the effects of changes in market risk but does not factor in potential business risks.

The company uses foreign currency forward contracts and options from time to time to hedge the price risk associated with firmly committed and forecasted cross-border payments and receipts related to its ongoing business and operational financing activities. Foreign currency contracts are sensitive to changes in foreign currency exchange rates. At December 31, 2001, a ten percent unfavorable exchange rate movement in the company's portfolio of foreign currency forward contracts would have resulted in an incremental unrealized loss of $75 million, while a ten percent favorable shift would have resulted in an incremental unrealized gain of $67 million. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged.

The company uses commodity futures contracts to hedge the price risk associated with firmly committed and forecasted commodities purchases that are not hedged by contractual means directly with suppliers. As of December 31, 2001, a ten percent shift in commodity prices would have resulted in an incremental $1 million gain or loss related to these contracts.

The company utilizes interest rate swaps to hedge its interest rate risk. As of December 31, 2001, a ten percent shift in interest rates would have resulted in an incremental $1 million gain or loss related to these contracts. Since the company's debt was primarily fixed rate at year-end, a ten percent shift in interest rates would have an immaterial effect on operating results.

RECENTLY ISSUED ACCOUNTING STANDARDS

On January 1, 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, resulting in a cumulative effect of an accounting change of $8 million of income, net of tax, in the company's statement of earnings and an $11 million decrease, net of tax, in stockholders' equity. See Notes 1 and 7 of the notes to consolidated financial statements.

In June 2001, the Financial Accounting Standards Board issued SFAS
No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Under SFAS No. 142, goodwill and indefinite lived intangible assets will no longer be amortized but will be reviewed at least annually for impairment. Intangible assets that are not deemed to have an indefinite life will continue to be amortized. Application of the non-amortization provisions of SFAS No. 142 is expected to result in an increase in net earnings of approximately $23 million in 2002. The company has not yet determined the financial impact that the impairment provisions of SFAS No. 142 will have on its earnings or its consolidated financial position. See Note 2 of the notes to consolidated financial statements.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the company. Management's Discussion and Analysis and other sections of this report may contain forward-looking statements that reflect our current views with respect to future events and financial performance.

Certain statements contained in this annual report and other written and oral statements made from time to time by the company do not relate strictly to historical or current facts. As such, they are considered "forward-looking statements" that provide current expectations or forecasts of future events. Such statements can be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "plan," "project," "will," "forecast," and similar words or expressions. The company's forward-looking statements generally relate to its growth strategies, financial results, product development, and sales efforts. These forward-looking statements should be considered with the understanding that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially.

Many factors could cause actual results to differ materially from the company's forward-looking statements. Among these factors are: (1) competitive pressure to reduce prices; (2) the ability to gain or maintain market share in an intensely competitive global market; (3) the success of our global strategy to develop brand differentiation and brand loyalty; (4) our ability to control operating and selling costs and to maintain profit margins during industry downturns; (5) continuation of our strong relationship with Sears, Roebuck and Co. in North America, which accounted for approximately 21% of our consolidated net sales of $10.3 billion in 2001; (6) currency exchange rate fluctuations in Latin America, Europe, and Asia that could affect our consolidated balance sheet and income statement; (7) our ability to continue to recognize Befiex credits as described in more detail in the "Other Matters" section within Management's Discussion and Analysis; (8) the completion of the company's microwave-hood combination and dehumidifier recalls and their impact on consumer preferences; (9) the effectiveness of the series of restructuring actions the company anticipates taking through 2002; and (10) social, economic, and political volatility, including potential terrorist activity, in the North American, Latin American, European and Asian economies.

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

CONSOLIDATED STATEMENTS OF EARNINGS

Year ended December 31 (millions of dollars, except per share data)       2001         2000       1999
------------------------------------------------------------------------------------------------------
Net Sales                                                              $ 10,343     $ 10,325   $ 10,511

Expenses
Cost of products sold                                                     7,925        7,838      7,852
Selling, general and administrative                                       1,639        1,651      1,753
Intangible amortization                                                      28           29         31
Product recall costs                                                        295            -          -
Restructuring costs                                                         150            -          -
-------------------------------------------------------------------------------------------------------
Operating profit                                                            306          807        875
=======================================================================================================

Other income (expense)
Interest income and sundry                                                  (51)         (50)      (195)
Interest expense                                                           (162)        (180)      (166)
-------------------------------------------------------------------------------------------------------
         Earnings before income taxes and other items                        93          577        514
Income taxes                                                                 43          200        197
-------------------------------------------------------------------------------------------------------
         Earnings from continuing operations
                  before equity earnings and minority interests              50          377        317
Equity in affiliated companies                                               (4)           3         (4)
Minority interests                                                          (12)         (13)        34
-------------------------------------------------------------------------------------------------------
         Earnings from continuing operations                                 34          367        347
Loss from discontinued operations, net of tax                               (21)           -          -
Cumulative effect of change in accounting principle, net of tax               8            -          -
-------------------------------------------------------------------------------------------------------
Net earnings                                                           $     21          367    $   347
=======================================================================================================
Per share of common stock
Basic earnings from continuing operations                              $   0.51     $   5.24    $  4.61
Loss from discontinued operations, net of tax                             (0.32)           -          -
Cumulative effect of change in accounting principle, net of tax            0.12            -          -
-------------------------------------------------------------------------------------------------------
Basic net earnings                                                     $   0.31     $   5.24    $  4.61
=======================================================================================================

Diluted earnings from continuing operations                            $   0.50     $   5.20    $  4.56
Loss from discontinued operations, net of tax                             (0.31)           -          -
Cumulative effect of change in accounting principle, net of tax            0.12            -          -
-------------------------------------------------------------------------------------------------------
Diluted net earnings                                                   $   0.31     $   5.20    $  4.56
=======================================================================================================

Dividends                                                              $   1.36     $   1.36    $  1.36

Weighted-average shares outstanding (millions)
Basic                                                                      66.7         70.2       75.2
Diluted                                                                    68.0         70.6       76.0
-------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS

December 31 (millions of dollars)                              2001       2000
-------------------------------------------------------------------------------

ASSETS

Current assets
Cash and equivalents                                         $  316     $   114
Trade receivables, less allowances (2001: $93; 2000: $103)    1,515       1,748
Inventories                                                   1,110       1,119
Prepaid expenses and other                                       59          54
Deferred income taxes                                           176          50
Other current assets                                            135         152
-------------------------------------------------------------------------------
Total Current Assets                                          3,311       3,237
===============================================================================

Other assets

Investment in affiliated companies                              117         113
Intangibles, net                                                703         762
Deferred income taxes                                           354         253
Prepaid pension costs                                           208         141
Other assets                                                    222         262
--------------------------------------------------------------------------------
                                                              1,604       1,531
===============================================================================

Property, plant and equipment

Land                                                             56          64
Buildings                                                       886         838
Machinery and equipment                                       4,372       4,374
Accumulated depreciation                                     (3,262)     (3,142)
-------------------------------------------------------------------------------
                                                              2,052       2,134
-------------------------------------------------------------------------------
Total Assets                                               $  6,967   $   6,902
===============================================================================

December 31 (millions of dollars)                              2001        2000
-------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

Notes payable                                              $    148   $     961
Accounts payable                                              1,427       1,257
Employee compensation                                           252         256
Deferred income taxes                                           102         103
Accrued expenses                                                623         590
Restructuring costs                                              77           5
Accrued product recalls                                         239           -
Other current liabilities                                       195         102
Current maturities of long-term debt                             19          29
-------------------------------------------------------------------------------
Total Current Liabilities                                     3,082       3,303
-------------------------------------------------------------------------------

Other liabilities

Deferred income taxes                                           177         175
Postemployment benefits                                         623         630
Product warranty                                                 45          48
Other liabilities                                               160         120
Long-term debt                                                1,295         795
-------------------------------------------------------------------------------
                                                              2,300       1,768
-------------------------------------------------------------------------------
Minority interests                                              127         147

Stockholders' equity

Common stock, $1 par value: 250 million shares authorized        86          84
Paid-in capital                                                 480         393
Retained earnings                                             2,470       2,539
Unearned restricted stock                                         -         (11)
Accumulated other comprehensive income                         (697)       (495)
Treasury stock--18 million shares at cost                      (881)       (826)
===============================================================================
Total Stockholders' Equity                                    1,458       1,684
===============================================================================
Total Liabilities and Stockholders' Equity                 $  6,967   $   6,902
===============================================================================

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 (millions of dollars)                                 2001       2000       1999
--------------------------------------------------------------------------------------------------------
Operating activities

Net earnings                                                             $     21  $    367    $    347
Product recall (provision $295; cash paid $56)                                239         -           -
Restructuring charges, net of cash paid                                        74       (43)        (73)
Loss on disposition of assets                                                  33        15          15
Loss on discontinued operations                                                21         -           -
Taxes deferred and payable, net                                              (129)       11          15
Depreciation and amortization                                                 396       400         417
Changes in assets and liabilities:
         Trade receivables                                                    116      (348)        (41)
         Inventories                                                          (26)      (80)        (52)
         Accounts payable                                                     230       221         106
         Other, net                                                            49       (98)         67
--------------------------------------------------------------------------------------------------------
Cash Provided by Operating Activities                                    $  1,024  $    445    $    801
--------------------------------------------------------------------------------------------------------

Investing activities

Net additions to properties                                              $   (378) $   (375)   $   (437)
Acquisitions of businesses, less cash acquired                                  -      (283)          -
Proceeds of cross-currency interest rate swaps                                209         -           -
--------------------------------------------------------------------------------------------------------
Cash (Used for) Investing Activities                                     $   (169) $   (658)   $   (437)
--------------------------------------------------------------------------------------------------------

Financing activities

Proceeds of short-term borrowings                                        $ 25,608  $ 29,506    $ 15,479
Repayments of short-term borrowings                                       (26,398)  (28,878)    (15,841)
Proceeds of long-term debt                                                    301       326         152
Repayments of long-term debt                                                  (80)     (408)       (175)
Dividends paid                                                               (113)      (70)       (103)
Purchase of treasury stock                                                    (43)     (427)       (167)
Other                                                                          72        27          59
--------------------------------------------------------------------------------------------------------
Cash Provided by (Used for) Financing Activities                         $   (653) $     76    $   (596)
--------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash and Equivalents                  $      -  $    (10)   $   (143)
--------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Equivalents                              $    202  $   (147)   $   (375)
Cash and Equivalents at Beginning of Year                                $    114  $    261    $    636
--------------------------------------------------------------------------------------------------------
Cash and Equivalents at End of Year                                      $    316  $    114    $    261
--------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                Treasury     Accumulated
                                                                                  Stock/           Other
                                                                      Common     Paid-In   Comprehensive       Retained
(millions of dollars)                                                  Stock     Capital          Income       Earnings      Total
----------------------------------------------------------------------------------------------------------------------------------
Balances, January 1, 1999                                           $     83    $     77      $     (183)    $    2,024   $  2,001
Comprehensive income
  Net earnings                                                                                                      347        347
  Other, principally foreign currency items, net of tax of $40                                      (260)                     (260)
----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                                            87
----------------------------------------------------------------------------------------------------------------------------------
Common stock repurchased                                                            (167)                                     (167)
Common stock issued                                                        1          48                                        49
Dividends declared on common stock                                                                                 (103)      (103)
----------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1999                                         $     84    $    (42)     $     (443)    $    2,268   $  1,867
==================================================================================================================================
Comprehensive income
  Net earnings                                                                                                      367        367
  Other, principally foreign currency items, net of tax of $19                                       (52)                      (52)
----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                                           315
----------------------------------------------------------------------------------------------------------------------------------
Common stock repurchased                                                            (427)                                     (427)
Common stock issued                                                                   25                                        25
Dividends declared on common stock                                                                                  (96)       (96)
----------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 2000                                         $     84    $   (444)     $     (495)    $    2,539   $  1,684
==================================================================================================================================

Comprehensive income
  Net earnings                                                                                                       21         21
  Cumulative effect of change in accounting principle, net of tax of $7                              (11)                      (11)
  Unrealized gain on derivative instruments, net of tax of $2                                         (6)                       (6)
  Other, principally foreign currency items, net of tax of $3                                       (185)                     (185)
----------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss                                                                                                            (181)
----------------------------------------------------------------------------------------------------------------------------------
Common stock repurchased                                                             (43)                                      (43)
Common stock issued                                                        2          86                                        88
Dividends declared on common stock                                                                                  (90)       (90)
----------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 2001                                         $     86    $   (401)     $     (697)    $    2,470   $  1,458
==================================================================================================================================

See notes to consolidated financial statements

Notes to Consolidated Financial Statements

01   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

NATURE OF OPERATIONS

Whirlpool Corporation is the world's leading manufacturer and marketer of major home appliances. The company manufactures in 13 countries under 11 major brand names and markets products to distributors and retailers in more than 170 countries.

PRINCIPLES OF CONSOLIDATION

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

USE OF ESTIMATES

Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

Sales are recorded when title passes to distributors or directly to retailers.

FREIGHT AND WAREHOUSING COSTS

Freight-out and warehousing costs are included in selling, general and administrative expenses in the statements of earnings and were $497 million, $470 million and $430 million in 2001, 2000 and 1999.

CASH AND EQUIVALENTS

All highly liquid debt instruments purchased with a maturity of three months or less are considered cash equivalents.

INVENTORIES

Inventories are stated at first-in, first-out (FIFO) cost, except U.S. production inventories, which are stated at last-in, first-out (LIFO) cost and Brazilian inventories, which are stated at average cost. Costs do not exceed realizable values.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation of plant and equipment is computed using the straight-line method based on the estimated useful lives of the assets. Assets recorded under capital leases are included in property, plant and equipment.

INTANGIBLES

The cost of business acquisitions in excess of net assets acquired was amortized on a straight-line basis principally over 40 years. Non-compete agreements are amortized on a straight-line basis over the terms of the agreements. Accumulated amortization totaled $309 million and $295 million at December 31, 2001 and 2000. As circumstances indicated the potential impairment of goodwill, the company compares the carrying amount against related estimated undiscounted future cash flows to determine if a write-down to market value or discounted cash flow value is required.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to expense as incurred. Such costs were $231 million, $254 million and $210 million in 2001, 2000 and 1999.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred. Such costs were $177 million, $191 million and $164 million in 2001, 2000 and 1999.

FOREIGN CURRENCY TRANSLATION

The functional currency for the company's international subsidiaries and affiliates is the local currency.

DERIVATIVE FINANCIAL INSTRUMENTS

On January 1, 2001, the Company adopted Financial Accounting Standards Board Statement (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The adoption of Statement No. 133 resulted in a cumulative effect of an accounting change of $8 million of income, net of tax, in the company's statement of earnings and an $11 million decrease, net of tax, in stockholders' equity. As a result of the adoption of Statement 133, the company recognizes all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the company must designate the hedging instrument, based upon the exposure being hedged, as a cash flow hedge, fair value hedge, or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the unrealized gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same line item associated with the hedged transaction in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the unrealized gain or loss on the derivative instrument, if any, is recognized in other income (expense) in current earnings during the period of change. For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign operation, the unrealized gain or loss is reported in accumulated other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. Any ineffective portions of net investment hedges are recognized in other income (expense) in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the unrealized gain or loss is recognized in other income (expense) in current earnings during the period of change.

Prior to the adoption of SFAS No. 133, the interest component of domestic interest rate swaps, which overlay a portion of the company's interest payments on outstanding debt, was not carried at fair value in the financial statements. The interest differential paid or received was recognized as an adjustment to interest expense. Gains and losses on the interest component of terminated swaps were deferred in noncurrent liabilities and amortized as an adjustment to interest expense over the remaining term of the original swap. In the event of early extinguishment of debt, any realized or unrealized gains or losses from related swaps were recognized in income concurrent with the extinguishment.

The company also uses foreign currency forward contracts to hedge payments due on cross currency interest rate swaps and intercompany loans and, along with foreign currency options, to hedge material purchases, intercompany shipments and other commitments. In addition, the company hedges a portion of its contractual requirements of certain commodities with commodity futures contracts. These contracts were not carried at fair value in the financial statements prior to the adoption of SFAS No. 133 as the related gains and losses were recognized in the same period and classified in the same manner as the underlying transactions. Any gains and losses on terminated contracts were deferred in current liabilities until the underlying transactions occurred.

NET EARNINGS PER COMMON SHARE

Diluted net earnings per share of common stock includes the dilutive effect of stock and put options and stock based compensation plans.

02     NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Under SFAS No. 142, goodwill and indefinite lived intangible assets will no longer be amortized but will be reviewed at least annually for impairment. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The non-amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the company will apply the new accounting rules beginning January 1, 2002.

Application of the non-amortization provisions of SFAS No. 142 is expected to result in an increase in net earnings of approximately $23 million in 2002. The company will test goodwill for impairment using the two-step process described in SFAS No. 142. The first step is to screen for potential impairment, while the second step measures the amount of impairment, if any. The company expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets, which will be calculated based on the December 31, 2001 carrying values, during the first quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as a cumulative effect of a change in accounting principle. The company has not yet determined the financial impact that the impairment provisions of SFAS No. 142 will have on its earnings or its consolidated financial position.

03     BUSINESS ACQUISITIONS

On January 7, 2000, the company completed its tender offer for the outstanding publicly traded shares in Brazil of its subsidiaries Brasmotor S.A. (Brasmotor) and Multibras S.A. Eletrodomesticos (Multibras). In completing the offer, the company purchased additional shares of Brasmotor and Multibras for $283 million bringing its equity interest in these companies to approximately 94%. Including Embraco, the company's equity interest in its Brazilian subsidiaries increased from approximately 55% to approximately

87%. If this increase in ownership had been made on January 1, 1999, proforma net earnings for 1999 would have been approximately $311 million.

04   DISCONTINUED OPERATIONS

In 1997, the company discontinued its financing operations, Whirlpool Financial Corporation (WFC), and sold the majority of its assets. The remaining assets consist primarily of an investment in a portfolio of leveraged leases which are recorded in other non-current assets in the balance sheets and totaled $123 million and $124 million at December 31, 2001 and 2000, respectively.

During the second quarter of 2001, the company wrote off WFC's investment in a securitized aircraft lease portfolio. The write-off, due primarily to the softening aircraft leasing industry, resulted in a pre-tax loss from discontinued operations of $35 million ($21 million after-tax).

05   INVENTORIES

December 31 (millions of dollars)                               2001       2000
-------------------------------------------------------------------------------
Finished products                                           $    949   $    956
Work in process                                                   58         57
Raw materials                                                    239        257
-------------------------------------------------------------------------------
                                                               1,246      1,270

Less excess of FIFO cost over LIFO cost                          136        151
-------------------------------------------------------------------------------
Total inventories                                           $  1,110   $  1,119
===============================================================================

LIFO inventories represent approximately 39% and 33% of total inventories at December 31, 2001 and 2000.

06   FINANCING ARRANGEMENTS

On June 1, 2001, the company entered into an $800 million five-year committed credit agreement and a committed $400 million 364-day credit agreement (collectively the "Credit Agreement") with a group of banks. The company pays a commitment fee on the Credit Agreement. The Credit Agreement exists largely to support the issuance of commercial paper and other short-term borrowings, and is available for general corporate purposes. The interest rate for borrowing under the Credit Agreement is principally based on the London Interbank Offered Rate plus a spread that reflects the company's debt rating. The provisions of the Credit Agreement require that the company maintain certain financial ratios. At December 31, 2001, the company was in compliance with all financial covenants. At December 31, 2001, there were no borrowings outstanding under the Credit Agreement.

Short-term notes payable consist of the following:

December 31 (millions of dollars)                               2001       2000
-------------------------------------------------------------------------------
Payable to banks                                            $    139   $    414
Commercial paper                                                   9        526
Other                                                              -         21
-------------------------------------------------------------------------------
Total notes payable                                         $    148   $    961
===============================================================================

The weighted average interest rate on notes payable was 7.6% and 8.1% at December 31, 2001 and 2000.

Long-term debt consists of the following:

                                                            Interest
December 31 (millions of dollars)           Maturity            Rate       2001      2000
-----------------------------------------------------------------------------------------
Debentures                             2008 and 2016    7.8 and 9.1%   $    368  $    368
Senior notes                            2003 to 2010     5.9 to 9.0         789       525
Other                                   2002 to 2012     2.6 to 9.1         157       152
-----------------------------------------------------------------------------------------
                                                                          1,314     1,045
-----------------------------------------------------------------------------------------
Less cross currency interest rate swap adjustments                            -       221
Less current maturities                                                      19        29
-----------------------------------------------------------------------------------------
Total long-term debt, net                                              $  1,295  $    795
=========================================================================================

See Note 7 for a discussion of the cross currency interest rate swaps in the above table.

Annual maturities of long-term debt in the next five years, are $19 million, $212 million, $14 million, $6 million and $318 million.

The company paid interest on short-term and long-term debt totaling $151 million, $181 million and $151 million in 2001, 2000 and 1999.

The fair value of the company's short-term notes payable approximates the carrying amount due to the short maturity of these obligations. The fair value of the company's long-term debt (including current maturities) was approximately $1,348 million and $1,108 million as of December 31, 2001 and 2000. The fair values were estimated using discounted cash flow analyses based on incremental borrowing rates for similar types of borrowing arrangements. The WFC preferred stock carrying amount (see below) approximates fair value.

WFC had preferred stock outstanding as of December 31, 2001 and 2000, which is included within minority interests in the consolidated balance sheets, as follows:

                                                                        Mandatory
                                       Number       Face      Annual   Redemption        Date of
                                    of Shares      Value    Dividend         Date       Issuance
------------------------------------------------------------------------------------------------
Series B                              350,000     $  100   $    6.55     9/1/2008      8/31/1993
Series C                              250,000     $  100   $    6.09     2/1/2002     12/27/1996
------------------------------------------------------------------------------------------------

The preferred stockholders are entitled to vote together on a share-for-share basis with WFC's common stockholder, Whirlpool Corporation. Preferred stock dividends are payable quarterly. At its option, WFC may redeem the Series B at any time on or after September 1, 2003. The redemption price is $100 per share plus any accrued unpaid dividends and the applicable redemption premium if redeemed early. Commencing September 1, 2003, WFC must pay $1.8 million per year into a sinking fund for the benefit of the Series B preferred stockholders, with a final payment of $26.3 million due on or before September 1, 2008. The Series C preferred stock was redeemed on February 1, 2002.

The company and WFC are parties to a support agreement. Pursuant to the agreement, if at the close of any quarter WFC's net earnings available for fixed charges (as defined) for the preceding twelve months is less than a stipulated amount, the company is required to make a cash payment to WFC equal to the insufficiency within 60 days of the end of the quarter. The company did not make any payments under this agreement during 2001,

2000 or 1999. The support agreement may be terminated by either WFC or the company upon 30 days notice provided that certain conditions are met. The company has also agreed to maintain ownership of at least 70% of WFC's voting stock.

07       DERIVATIVE FINANCIAL INSTRUMENTS

The company is exposed to market risk from changes in foreign currency exchange rates, domestic and foreign interest rates, and commodity prices, which can affect its operating results and overall financial condition. The company manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The company deals only with investment-grade counterparties to these contracts and monitors its overall credit risk and exposure to individual counterparties. The company does not anticipate nonperformance by any counterparties. The amount of the exposure is generally the unrealized gains in such contracts. The company does not require, nor does it post, collateral or security on such contracts. The company does not enter into derivative financial instruments for trading purposes.

The company has entered into foreign currency forward exchange contracts with maturities of up to eighteen months in order to manage exposures related to forecasted foreign currency denominated expenditures and certain intercompany financing and royalty agreements. The company also used commodity futures contracts (principally copper and aluminum) with remaining maturities up to 12 months to hedge the price risk on a portion of raw material purchases used in the manufacturing process. Foreign currency forward exchange contracts and commodity futures contracts that have been designated and are effective as hedges of firm commitments or anticipated transactions are treated as cash flow hedges for accounting purposes. The notional amount of outstanding foreign currency forward contracts was $922 million and $645 million as of December 31, 2001 and 2000, respectively. The notional amount of outstanding commodity futures contracts was $14 million and $20 million as of December 31, 2001 and 2000, respectively. Unrealized gains and losses on the above foreign currency exchange contracts and commodities futures contracts were not significant as of December 31, 2001 and December 31, 2000, respectively.

The company has designated a portion of its euro-denominated fixed-rate debt as a hedge of its investments in its European subsidiaries. Translation adjustments related to this portion of the debt are not included in the income statement, but are shown in the cumulative translation adjustment account included in accumulated other comprehensive income. During the year ended December 31, 2001, the company recognized $2 million of unrealized losses included in the cumulative translation adjustment related to this net investment hedge.

The company is party to a $100 million interest rate swap agreement that effectively converts a portion of its floating-rate obligations to a fixed-rate basis for the next five years, thus reducing the impact of interest-rate changes on future interest expense. This contract is designated and is effective as a hedge of future cash payments and is treated as a cash flow hedge for accounting purposes. The fair value of this contract was a loss of $4 million as of December 31, 2001.

In September 2000, the company entered into additional domestic interest rate swaps that neutralized any potential interest rate impact from an existing portfolio of domestic interest rate swaps. These contracts are not designated as hedges and are therefore marked-to-market each period through earnings as a component of interest expense with unrealized gains (losses) on the September 2000 swap contracts offsetting subsequent unrealized (losses) gains on the original swap portfolio.

The company managed a portfolio of domestic and cross currency interest rate swaps that effectively converted U.S. dollar denominated debt into that of various European currencies. Through May 15, 2000, such local currency denominated debt served as an effective hedge against the company's European cash flows and net assets. On May 15, 2000, the company undesignated these contracts as hedges of the net investment in its European operations and entered into offsetting euro denominated currency swaps, effectively locking in its positive cash position on the original swap portfolio. These contracts were not designated as hedges and therefore were marked-to-market each period through earnings as a component of interest expense with unrealized gains (losses) on the May 2000 swap contracts substantially offsetting subsequent unrealized (losses) gains on the original swap portfolio. On October 5, 2001, the company sold its position in the above-referenced swaps for approximately $209 million.

During the year ended December 31, 2001, the company's gains and losses related to the ineffective portion of its hedging instruments were immaterial. The company did not recognize any gains or losses during the year ended December 31, 2001 for cash flow hedges that were discontinued because the forecasted transaction was no longer probable of occurring. The amount of unrealized gains and losses on derivative instruments included in accumulated other comprehensive income at December 31, 2001 that will be reclassified into earnings during 2002 is not significant. The net transaction losses recognized in other income (expense), including gains and losses from those contracts not designated as hedges, was $11 million in 2001, $17 million in 2000 and $201 million in 1999 due primarily to the Brazilian currency devaluation.

08    STOCKHOLDERS' EQUITY

On February 15, 2000, the company announced that its Board of Directors approved an extension of the company's stock repurchase program to $1 billion. The additional $750 million share repurchase authorization extends the previously authorized $250 million repurchase program that was announced March 1, 1999. The shares are to be purchased in the open market and through privately negotiated sales as the company deems appropriate. The company has purchased 12.0 million shares at a cost of $637 million through December 31, 2001 under this stock repurchase program, of which 2.6 million shares ($167 million) were purchased in 1999, 8.7 million shares ($427 million) were purchased in 2000, and 0.7 million shares ($43 million) were purchased in 2001. The 2001 share repurchases included
0.6 million shares that were purchased from one of the company's U.S. pension plans at a cost of $41 million. The shares repurchased from the pension plan were at an average cost of $67.78 per share, which was based upon an average of the high and low market prices on the date of purchase.

In addition to its common stock, the company has 10 million authorized shares of preferred stock (par value $1 per share), none of which is outstanding.

Consolidated retained earnings at December 31, 2001 included $15 million of equity in undistributed net earnings of affiliated companies.

The cumulative translation component of stockholders' equity represents the effect of translating net assets of the company's international subsidiaries offset by related hedging activity, net of tax, and is included as a component of accumulated other comprehensive income on the Statements of Changes in Stockholders' Equity. The balances of foreign currency translation decreased total stockholders' equity by $443 million, $495 million and $680 million at December 31, 1999, 2000 and 2001, respectively. Stock option transactions, restricted stock grants and put options account for the changes in paid-in capital.

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

If a person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person (which will thereafter be void), shall thereafter have the right to receive upon exercise of such Right that number of shares of common stock (or other securities) having at the time of such transaction a market value of two times the exercise price of the Right. If a person becomes an Acquiring Person and the company is involved in a merger or other business combination transaction where the company is not the surviving corporation or where common stock is changed or exchanged or in a transaction or transactions in which 50% or more of its consolidated assets or earning power are sold, proper provision shall be made so that each holder of a Right (other than such Acquiring Person) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. In addition, if an Acquiring Person does not have beneficial ownership of 50% or more of the common stock, the company's Board of Directors has the option of exchanging all or part of the Rights for an equal number of shares of common stock in the manner described in the Rights Agreement.

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

09   STOCK OPTION AND INCENTIVE PLANS

Stock option and incentive plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Generally, no compensation expense is recognized for stock options with exercise prices equal to the market value of the underlying shares of stock at the date of grant. Stock options generally have 10 year terms, and vest and become fully exercisable over a two year period after date of grant. Compensation expense related to the company's stock and incentive plans is recognized ratably over each plan's defined vesting period. Expenses under these incentive plans were $26 million, $1 million and $8 million in 2001, 2000 and 1999.

The company's stock option and incentive plans permit the grant of stock options and other stock awards covering up to 14.2 million shares to key employees of the company and its subsidiaries, of which 3.7 million shares are available for grant at December 31, 2001. Outstanding restricted and phantom shares totaled 1,060,000 with a weighted-average grant-date fair value of $55.35 per share at December 31, 2001 and 770,000 with a weighted-average grant-date fair value of $50.35 per share at December 31, 2000.

Under the Nonemployee Director Stock Ownership Plan, each nonemployee director is automatically granted 400 shares of common stock annually and is eligible for a stock option grant of 600 shares if the company's earnings meet a prescribed earnings formula. In addition, each nonemployee director is awarded annually deferred compensation in the form of 400 shares of phantom stock, which is converted into common stock on a one-for-one basis and paid when the director leaves the Board. This plan provides for the grant of up to 300,000 shares as either stock or stock options, of which 169,000 shares were available for grant at December 31, 2001. The stock options vest and become exercisable six months after date of grant. There were no significant expenses under this plan for 2001, 2000 or 1999.

Had the company elected to adopt the recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," under which stock options are accounted for at estimated fair value, proforma net earnings and diluted net earnings per share would be as follows:

December 31 (millions of dollars, except per share data)          2001       2000        1999
---------------------------------------------------------------------------------------------
Net earnings
As reported                                                     $   21     $  367      $  347
Proforma                                                             8        355         338
---------------------------------------------------------------------------------------------
Diluted net earnings per share
As reported                                                     $ 0.31     $ 5.20      $ 4.56
Proforma                                                          0.12       5.03        4.44
---------------------------------------------------------------------------------------------

The fair value of stock options used to compute proforma net earnings and diluted net earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following assumptions for 2001, 2000 and 1999: expected volatility factor of .326, .286 and .255; dividend yield of 2.3%, 2.7% and 2.2%; risk-free interest rate of 4.3%, 5.1% and 6.4% and a weighted-average expected option life of 5 years for all three years.

A summary of stock option information follows:

                                                           2001                      2000                      1999
                                                  --------------------------------------------------------------------------
                                                                Weighted                  Weighted                  Weighted
                                                                 Average                   Average                   Average
                                                     Number     Exercise       Number     Exercise       Number     Exercise
(thousands of shares, except per share data)      of Shares        Price    of Shares        Price    of Shares        Price
----------------------------------------------------------------------------------------------------------------------------
Outstanding at January 1                              6,437     $  50.86        4,605     $  52.21        4,120     $  50.59
Granted                                               1,401        54.30        2,222        47.59        1,629        53.19
Exercised                                            (1,508)       50.19         (190)       42.23         (960)       46.35
Canceled or expired                                    (264)       50.49         (200)       53.83         (184)       55.30
----------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31                            6,066     $  51.83        6,437     $  50.86        4,605     $  52.21
============================================================================================================================
Exercisable at December 31                            3,574     $  52.68        3,545     $  52.44        2,611     $  50.14
============================================================================================================================
Fair value of options granted during the year                   $  15.59                  $  12.23                  $  14.59
============================================================================================================================

Of the outstanding options at December 31, 2001, 3.5 million options, of which
2.3 million are exercisable at a weighted-average price of $49.34, have exercise prices ranging from $34.94 to $52.47 and a weighted-average remaining life of
7.2 years. The remaining 2.6 million outstanding options, of which 1.2 million are exercisable at a weighted-average price of $59.07, have exercise prices ranging from $53.06 to $72.34 and a weighted-average remaining life of 7.2 years.

10   RESTRUCTURING AND RELATED CHARGES

Restructuring

Through December 31, 2001, the company approved and implemented various phases of the restructuring program that resulted in pre-tax restructuring charges of $150 million, which have been identified as a separate component of operating profit. The restructuring charges included $134 million in termination benefits and $16 million in non-employee exit costs related primarily to the closing of a refrigeration plant in the company's Latin American region, a parts packing facility in the North American region, a plastic components facility in the Asian region and a restructuring of the company's microwave business in its European region. The majority of employees terminated to date represent hourly personnel at the identified facilities. For the initiatives announced through December 31, 2001, the company expects to eliminate approximately 5,000 employees of which 3,700 had left the company through December 31, 2001. The reduction in positions due to restructuring has been partially offset by an increase in the number of employees in other areas of the company.

Related Charges

As a result of the company's restructuring activity to date, $62 million pre-tax of restructuring related charges have also been recorded primarily within cost of products sold. Included in this total is $12 million in write-downs of various fixed assets, primarily buildings that are no longer used in the company's business activities in its Latin American region, $7 million of excess inventory due to the parts distribution consolidation in North America, and $25 million in various assets in its North American, European and Asian regions which was primarily made up of equipment no longer used in its business. There was also $18 million in cash costs incurred during the year for various restructuring related activities such as relocating employees and equipment and concurrent operating costs. Details of the restructuring liability balance and full year restructuring and related activity for 2001 are as follows:

                                Beginning        Charge                                    Ending
(millions of dollars)           Balance     to Earnings  Cash Paid  Non-cash  Translation  Balance
--------------------------------------------------------------------------------------------------
Restructuring

Termination costs               $       5   $       134  $     (64) $      -  $         -  $    75
Non-employee exit costs                              16        (12)        -            -        4
Translation impact                      -             -          -         -           (2)      (2)
--------------------------------------------------------------------------------------------------

Related charges

Miscellaneous buildings                 -            12          -       (12)           -        -
Inventory                               -             7          -        (7)           -        -
Miscellaneous equipment                 -            25          -       (25)           -        -
Various cash costs                      -            18        (18)        -            -        -
--------------------------------------------------------------------------------------------------
Total                           $       5   $       212  $     (94) $    (44) $        (2) $    77
==================================================================================================

11 PRODUCT RECALLS

On October 16, 2001, in cooperation with the Consumer Products Safety Commission
(CPSC), the company announced a voluntary recall of 1.8 million microwave hood combination units sold under the Whirlpool, KitchenAid, and Sears Kenmore brands. During the third quarter, the company identified and investigated a potential safety issue relating to the units and on September 24, 2001 notified the CPSC of the issue based on the company's initial investigation. The company recognized an estimated product recall pre-tax charge of $300 million ($184 million after-tax) during the third quarter and recorded this charge as a separate component of operating profit. During the fourth quarter, this liability was reduced by $79 million ($48 million after-tax) due to the development of a more efficient service repair procedure, which enables less costly and more timely repairs and substantially reduces the frequency of more expensive alternatives. Management believes the remaining $165 million liability, which is net of $56 million in cash costs paid through year-end, represents its best current estimate of the remaining cost of the recall; however, due to the various judgments and estimates involved, actual results could differ from this estimate. The remaining projected $80 million after-tax cash cost of the recall is expected to be realized over the next several quarters.

On January 31, 2002, in cooperation with the CPSC, the company announced a voluntary recall of approximately 1.4 million dehumidifier units sold under the Whirlpool, ComfortAire, and Sears Kenmore brands. During the fourth quarter, the company identified and investigated a potential safety issue relating to the units and on November 29, 2001, notified the CPSC of the issue based on the company's initial investigation. The company recognized an estimated product recall pre-tax charge of $74 million ($45 million after-tax) during the fourth quarter of 2001 and recorded this charge as a separate component of operating profit. Management believes this represents its best current estimate of the cost of the recall; however, due to the various judgments and estimates involved, actual results could differ from this estimate. The projected $45 million after-tax cash cost of the recall is expected to be realized over the next several quarters.

12  INCOME TAXES

Income tax provisions from continuing operations are as follows:

Year ended December 31 (millions of dollars)     2001    2000  1999
---------------------------------------------------------------------
Current

Federal                                        $  201  $  149  $  148
State and local                                    14      14      25
Foreign                                            34      34      52
---------------------------------------------------------------------
                                                  249     197     225
Deferred

Federal                                          (121)     26      (2)
State and local                                   (21)      3       -
Foreign                                           (64)    (26)    (26)
---------------------------------------------------------------------
                                                 (206)      3     (28)
---------------------------------------------------------------------
Total income tax provision                     $   43  $  200  $  197
=====================================================================

Domestic and foreign earnings (loss) from continuing operations before income taxes and other items are as follows:

Year ended December 31 (millions of dollars)     2001    2000    1999
---------------------------------------------------------------------
Domestic                                       $  204  $  479  $  524
Foreign                                          (111)     98     (10)
---------------------------------------------------------------------
Total earnings before taxes and other items    $   93  $  577  $  514
=====================================================================

Earnings before income taxes and other items, including discontinued operations (refer to Note 4), were $58 million, $577 million and $514 million for 2001, 2000 and 1999, respectively.

Reconciliations between the U.S. federal statutory income tax rate and the consolidated effective income tax rate for earnings before income taxes and other items from continuing operations are as follows:

Year ended December 31 (millions of dollars)             2001    2000    1999
------------------------------------------------------------------------------
U.S. federal statutory rate                              35.0%   35.0%   35.0%
State and local taxes, net of federal tax benefit         6.5     2.7     5.5
Nondeductible goodwill amortization                       6.6     1.0     1.6
Foreign tax rate differential                             0.8    (1.5)   (1.1)
Recognition of benefits for foreign net operating losses    -    (0.6)   (1.7)
Foreign dividends and subpart F income                   14.4     2.3     2.8
Foreign government tax incentive                        (24.1)   (3.7)   (0.2)
Foreign tax credits                                      (9.7)   (1.7)   (1.0)
Unbenefited operating losses                             17.7     0.9     2.1
Permanent differences                                     2.6     0.5    (6.3)
Deductible interest on foreign capital                  (19.6)      -    (0.7)
Nondeductible expenses                                    7.3    (0.2)    0.8
Foreign withholding taxes                                 6.7     0.8     0.4
Other items                                               1.6    (0.8)    1.0
------------------------------------------------------------------------------
Effective income tax rate                                45.8%   34.7%   38.2%
==============================================================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the company's deferred tax liabilities and assets are as follows:

December 31 (millions of dollars)                                2001   2000
----------------------------------------------------------------------------
Deferred tax liabilities

Property, plant and equipment                                  $  115  $  92
Financial services leveraged leases                               120    122
Pensions                                                           95     67
Software costs                                                     21     26
Contested liabilities                                              22     23
Other                                                              73    116
----------------------------------------------------------------------------
Total deferred tax liabilities                                    446    446
----------------------------------------------------------------------------

Deferred tax assets

Postretirement obligation                                         196    184
Restructuring costs                                                12     11
Product warranty accrual                                           19     25
Receivable and inventory allowances                                35     62
Loss carryforwards                                                182    139
Product recall reserves                                            93      -
Employee compensation                                              45     45
Other                                                             144     31
----------------------------------------------------------------------------
Total deferred tax assets                                         726    497
----------------------------------------------------------------------------
  Valuation allowances for deferred tax assets                    (29)   (26)
----------------------------------------------------------------------------
Deferred tax assets, net of valuation allowances                  697    471
----------------------------------------------------------------------------
Net deferred tax assets                                        $  251  $  25
============================================================================

The company has recorded valuation allowances to reflect the estimated amount of net operating loss carryforwards and other deferred tax assets that may not be realized. At December 31, 2001, the company has foreign net operating loss carryforwards of $540 million, which are primarily nonexpiring.

The company provides deferred taxes on the undistributed earnings of foreign subsidiaries and affiliates to the extent such earnings are expected to be remitted. Generally, earnings have been remitted only when no significant net tax liability would have been incurred. No provision has been made for U.S. or foreign taxes that may result from future remittances of the undistributed earnings ($469 million at December 31, 2001) of foreign subsidiaries and affiliates expected to be reinvested indefinitely. Determination of the deferred income tax liability on these unremitted earnings is not practicable as such liability, if any, is dependent on circumstances existing when remittance occurs.

The company paid income taxes of $148 million in 2001, $262 million in 2000 and $235 million in 1999.

13 PENSION AND POSTRETIREMENT MEDICAL BENEFITS PLANS

The company maintains both contributory and noncontributory defined benefit pension plans covering substantially all North American and Brazilian employees and certain European employees. Benefits are based primarily on service and either compensation during a specified period before retirement or specified amounts for each year of service. Assets held by the plans consist primarily of listed common stocks and bonds, government securities, investments in trust funds, bank deposits and other investments. As of December 31, 2001, the company's U.S. pension plans held as investments approximately $123 million, or
1.7 million shares, of Whirlpool Corporation common stock. This investment represented approximately 8% of the total market value of assets held by these plans as of December 31, 2001.

Although the company's pension plans are overfunded on a combined basis by $143 million as of December 31, 2001, several of the plans do not hold or have minimal assets and are therefore underfunded. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the underfunded pension plans were $197 million, $187 million and $109 million, respectively, as of December 31, 2001, $83 million, $73 million and $6 million, respectively, as of December 31, 2000, and $80 million, $71 million and $5 million, respectively, as of December 31, 1999.

                                                      Pension Benefits
                                            ------------------------------------
(millions of dollars)                             2001         2000         1999
--------------------------------------------------------------------------------
Change in benefit obligation

Benefit obligation as of January 1              $1,283       $1,242      $ 1,344
Service cost                                        61           48           50
Interest cost                                      101          101           98
Plan participants' contributions                     -            -            1
Amendments                                          45           11            7
Actuarial (gain) loss                               51           38         (114)
Settlements                                        (36)           -            -
Benefits paid                                      (76)        (175)         (93)
Curtailments                                        (1)           -            -
Special termination benefits                        (3)          32           (2)
Foreign currency exchange rate changes             (11)         (14)         (49)
--------------------------------------------------------------------------------
Benefit obligation as of December 31            $1,414       $1,283      $ 1,242
================================================================================

Change in plan assets

Fair value of plan assets as of January 1       $1,941       $2,201      $ 1,672
Actual return on plan assets                      (269)         (57)         644
Employer contributions                               7            3           12
Settlements                                        (36)           -            -
Plan participants' contributions                     1            -            1
401 (h) transfer                                     -          (20)           -
Benefits paid                                      (76)        (175)         (93)
Foreign currency exchange rate changes             (11)         (11)         (35)
--------------------------------------------------------------------------------
Fair value of plan assets as of December 31     $1,557       $1,941      $ 2,201
================================================================================

Reconciliation of prepaid (accrued) cost and total amount recognized

Funded status as of December 31                 $  143       $  658      $   959
Unrecognized actuarial (gain)                     (135)        (702)      (1,087)
Unrecognized prior service cost                    121           80           73
Unrecognized transition asset                        7           11           11
--------------------------------------------------------------------------------
Prepaid (accrued) cost as of December 31        $  136       $   47      $   (44)
================================================================================
Prepaid cost at December 31                     $  224       $  160      $    85
Accrued benefit liability at December 31          (100)        (123)        (138)
Intangible asset                                     -            1            2
Other                                               12            9            7
--------------------------------------------------------------------------------
Total recognized as of December 31              $  136       $   47      $   (44)
================================================================================

Assumptions as of December 31

U.S. pension plans:
   Discount rate                                  7.50%        8.00%        8.00%
   Expected return on assets                     10.00%       10.50%        9.00%
   Rate of compensation increase                  5.00%        5.00%        5.00%

Foreign pension plans:
   Discount rate                            5.0 - 11.3%  5.0 - 11.3%  5.0 - 11.3%
   Expected return on assets                6.0 - 11.3%  6.0 - 11.3%  6.0 - 11.3%
   Rate of compensation increase            2.5 -  8.2%  1.0 -  8.0%  2.5 -  8.0%

Components of net periodic benefit cost

Service cost                                    $   61       $   48      $    50
Interest cost                                      101          101           98
Expected return on plan assets                    (189)        (178)        (127)
Recognized actuarial (gain)                        (36)         (39)          (7)
Amortization of prior service cost                  11           10            9
Amortization of transition asset                     -           (1)          (1)
--------------------------------------------------------------------------------
Net periodic benefit cost (credit)                 (52)         (59)          22
--------------------------------------------------------------------------------
Curtailments                                        (1)           -            -
Special termination benefits                         3           32           (1)
Settlements                                        (20)         (71)           -
--------------------------------------------------------------------------------
Total cost (credit)                             $  (70)      $  (98)     $    21
================================================================================

The company accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions," which requires that amounts recognized in financial statements be determined on an actuarial basis. A substantial portion of the company's pension amounts relate to its defined benefit plans in the United States. SFAS No. 87 and the policies used by the company, notably the use of a calculated value of plan assets (which is further described below), generally reduced the volatility of pension (credits) expense from changes in pension liability discount rates and the performance of the pension plan assets.

The most significant element in determining the company's pension (credits) expense in accordance with SFAS No. 87 is the expected return on plan assets. At December 31,

2001, the company assumed that the expected long-term rate of return on U.S. plan assets will be 10.0% which is down from the assumption of 10.5% at December 31, 2000. Over the past 10 years, the company's U.S. pension plan assets have on average earned in excess of 10.0%; therefore, the company believes that its assumption of future returns of 10.0% is reasonable. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. This produces the expected return on plan assets that is included in pension (credits) expense. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains and losses affects the calculated value of plan assets and, ultimately, future pension (credits) expense.

At the end of each year, the company determines the discount rate to be used to discount plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the company looks to rates of return on high quality, fixed-income investments that receive one of the two highest ratings given by a recognized ratings agency. At December 31, 2001, the company determined this rate to be 7.5% for the U.S. plans, a reduction from 2000 reflecting the declining interest rate environment. Changes in discount rates over the past three years have not materially affected pension (credits) expense, and the net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, have been deferred in accordance with the amortization provision of SFAS No. 87.

The company also sponsors a defined benefit healthcare plan that provides postretirement medical benefits to full time U.S. employees who have worked 10 years and attained age 55 while in service with the company. The Plan is currently noncontributory and includes cost-sharing features such as deductibles, coinsurance and a lifetime maximum. The company does not fund the plan. No significant postretirement medical benefits are provided by the company to non-U.S. employees.

Various actuarial assumptions are used, including the discount rate and the expected trend in health care costs, to estimate the costs and benefit obligations for the company's retiree health plan. The discount rate is estimated looking at the rates of return on high quality, fixed income investments that receive one of the two highest ratings given by a recognized ratings agency. At December 31, 2001, the company assumed a discount rate of 7.5%, a reduction from 2000 reflecting the declining interest rate environment. In addition, the decrease in the discount rate increased the company's retiree health benefit liability by approximately $35 million at December 31, 2001. The majority of the retiree health benefit liability increase has been deferred in accordance with the amortization provisions of SFAS No. 106. At December 31, 2001, the company's assumed health care cost trend rate for 2002 was 8.5% to 10.5% depending on the employees age, or an increase of 2.5% to 4.5% over the prior year. This increase was primarily due to the recent increases in the price of medical services provided by the plan. The ultimate long-term trend rate was assumed to decrease gradually to 6.0% by 2006 and remain at that level thereafter.

                                                                                    Post Retirement Medical Benefits
                                                                               -------------------------------------------
(millions of dollars)                                                             2001              2000           1999
Change in benefit obligation

Benefit obligation as of January 1                                             $       439        $    414       $    428
Service cost                                                                            11               9             10
Interest cost                                                                           34              32             30
Amendments                                                                             (43)              -              -
Actuarial (gain) loss                                                                  108               6            (34)
Benefits paid                                                                          (24)            (22)           (20)
---------------------------------------------------------------------------------------------------------------------------
Benefit obligation as of December 31                                           $       525        $    439       $    414
===========================================================================================================================
Change in plan assets

Fair value of plan assets as of January 1                                      $         -        $      -       $      -
Contributions                                                                           24              22             20
Benefits paid                                                                          (24)            (22)           (20)
---------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets as of December 31                                    $         -        $      -       $      -
===========================================================================================================================
Reconciliation of prepaid (accrued) cost and total amount recognized

Funded status as of December 31                                                $      (525)       $   (439)      $   (414)
Unrecognized actuarial (gain) loss                                                      87             (21)           (27)
Unrecognized prior service cost                                                        (43)              -              -
---------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) cost as of December 31                                       $      (481)       $   (460)      $   (441)
---------------------------------------------------------------------------------------------------------------------------
Prepaid cost at December 31                                                    $         -        $      -       $      -
Accrued benefit liability at December 31                                              (481)           (460)          (441)
---------------------------------------------------------------------------------------------------------------------------
Total recognized as of December 31                                             $      (481)       $   (460)      $   (441)
===========================================================================================================================
Assumptions as of December 31

Discount rate                                                                         7.50%           8.00%          8.00%
Medical costs trend rate
         For year ending December 31                                           8. 5 - 10.5%           6.00%          7.00%
         Ultimate medical trend rate (2006)                                           6.00%
---------------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost
Service cost                                                                   $        11        $      9       $     10
Interest cost                                                                           34              32             30
---------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                                                      $        45        $     41       $     40
===========================================================================================================================

The medical cost trend significantly affects the reported postretirement benefit cost and benefit obligations. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

                                                                                                      One             One
                                                                                               Percentage      Percentage
                                                                                                    Point           Point
(millions of dollars)                                                                            Increase        Decrease
--------------------------------------------------------------------------------------------------------------------------
Effect on total service cost and interest cost components                                         $     4        $     (4)
Effect on postretirement benefit obligation                                                            37             (37)
--------------------------------------------------------------------------------------------------------------------------

The U.S. pension plans provide that in the event of a plan termination within five years following a change in control of the company, any assets held by the plans in excess of he amounts needed to fund accrued benefits would be used to provide additional benefits to plan participants. A change in control generally means either a change in the majority of the incumbent board of directors or an acquisition of 25% or more of the voting power of the company's outstanding stock, without the approval of a majority of the incumbent board.

The company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. Company matching contributions for domestic hourly and certain other employees under the plan, based on the company's annual operating results and the level of individual participant's contributions, amounted to $12 million, $12 million and $9 million in 2001, 2000 and 1999.

14       CONTINGENCIES

The company is involved in various legal actions arising in the normal course of business. Management, after taking into consideration legal counsel's evaluation of such actions, is of the opinion that the outcome of these matters will not have a material adverse effect on the company's financial position.

The company is a party to certain financial guarantees and standby letters of credit with risk not reflected on the balance sheet. The only significant arrangement in place at year-end is in its Brazilian subsidiary. As a standard business practice the subsidiary guarantees customer lines of credit at commercial banks following its normal credit policies. As of December 31, 2001 and 2000, these amounts totaled $124 million and $106 million, respectively. The company currently believes the risk of loss to be minimal.

At December 31, 2001, the company had noncancelable operating lease commitments totaling $217 million. The annual future minimum lease payments are detailed in the table below.

(millions of dollars)                                                    Amounts
--------------------------------------------------------------------------------
2002                                                                     $    57
2003                                                                          45
2004                                                                          32
2005                                                                          28
2006                                                                          23
Thereafter                                                                    32
--------------------------------------------------------------------------------
Total noncancelable operating lease commitments                          $   217
================================================================================

The company's rent expense was $98 million, $93 million and $87 million for the years 2001, 2000 and 1999, respectively.

15       BUSINESS SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision maker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

The company identifies such segments based upon geographical regions of operations because each operating segment manufactures home appliances and related components, but serves strategically different markets. The chief operating decision maker evaluates performance based upon each segment's operating profit, which is defined as income before interest income or interest expense, taxes, minority interests and before other one-time charges. Intersegment sales and transfers are generally at current market prices, as if the sales or transfers were to third parties. The Other/Eliminations column primarily includes corporate expenses and eliminations as well as all other one-time charges.

Intersegment sales are eliminated in the Other/Eliminations column. Total assets are those assets directly associated with the respective segment's operating activities. Other assets consist principally of assets related to corporate activities. Sales activity with Sears, Roebuck and Co., a North American major home appliance retailer, represented 21%, 20% and 18% of consolidated net sales in 2001, 2000, 1999. Related receivables were 25%, 22% and 22% of consolidated trade receivables as of December 31, 2001, 2000 and 1999.

The company conducts business in two countries that individually comprised over ten percent of consolidated net sales and total assets within the last three years. The United States represented 59%, 55% and 54% of net sales for 2001, 2000 and 1999, respectively, while Brazil totalled 9%, 11% and 11% for 2001, 2000 and 1999. As a percentage of total assets, the United States accounted for 44%, 41% and 39% at the end of 2001, 2000 and 1999. Brazil accounted for 14%, 18% and 19% of total assets at the end of 2001, 2000 and 1999, respectively.

As described above, the company's chief operating decision maker reviews each operating segment's performance based upon operating profit excluding one-time charges. In 2001, these one-time charges were comprised of restructuring and related charges and product recall charges. These charges are included in operating profit on a consolidated basis and included in the Other/Eliminations column in the tables below. For year-to-date amounts, the operating segments recorded total restructuring and related charges (refer to Note 10) as follows:
North America -- $35 million, Europe -- $92 million, Latin America -- $68 million, Asia -- $13 million and Corporate -- $4 million, for a total of $212 million. Also included in the Other/Eliminations column is $295 million of product recall charges related to its North American region (refer to Note 11).

                                                                          Geographic Segments
                                            ------------------------------------------------------------------------------------
                                                North                        Latin                        Other /          Total
(millions of dollars)                         America        Europe        America        Asia       Eliminations      Whirlpool
--------------------------------------------------------------------------------------------------------------------------------

Net sales
2001                                        $   6,581     $   2,058      $   1,487     $   373          $   (156)      $  10,343
2000                                            6,223         2,156          1,706         390              (150)         10,325
1999                                            6,159         2,452          1,668         375              (143)         10,511
--------------------------------------------------------------------------------------------------------------------------------
Intangible amortization
2001                                        $       3     $      13      $       3     $     5          $      4       $      28
2000                                                3            13              3           5                 5              29
1999                                                3            16              2           5                 5              31
--------------------------------------------------------------------------------------------------------------------------------
Depreciation
2001                                        $     173     $      78      $      91     $    15          $     11       $     368
2000                                              157            74            106          17                17             371
1999                                              151            88             95          21                31             386
--------------------------------------------------------------------------------------------------------------------------------
Operating profit (loss)
2001                                        $     758     $      39      $     134     $    19          $   (644)      $     306
2000                                              682           102            125          21              (123)            807
1999                                              725           177            120          13              (160)            875
--------------------------------------------------------------------------------------------------------------------------------

Total assets
2001                                        $   2,591     $    2,067     $   1,339     $   653          $    317       $   6,967
2000                                            2,624          1,948         1,600         704                26           6,902
1999                                            2,254          1,921         1,653         719               279           6,826
--------------------------------------------------------------------------------------------------------------------------------
Capital expenditures
2001                                        $     191     $       87     $      80     $    10          $     10       $     378
2000                                              175             94            86          10                10             375
1999                                              227             77           110           9                14             437
--------------------------------------------------------------------------------------------------------------------------------

16   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                               Three Months Ended
                                                                     ------------------------------------
(millions of dollars, except per share data)                         Dec 31      Sep 30  Jun 30   Mar 31
---------------------------------------------------------------------------------------------------------
2001

Net sales                                                            $ 2,647    $ 2,594  $ 2,585  $ 2,517
Cost of products sold                                                  1,989      1,988    1,989    1,959
Earnings (loss) from continuing operations                                21        (94)      74       33
Net earnings (loss)                                                       21        (94)      53       41

Per share of common stock

Basic earnings (loss) from continuing operations                     $  0.31    $ (1.40) $  1.12  $  0.49
Basic net earnings (loss)                                               0.31      (1.40)    0.80     0.62

Diluted earnings (loss) from continuing operations                   $  0.31    $ (1.40) $  1.10  $  0.49
Diluted net earnings (loss)                                             0.31      (1.40)    0.78     0.61

Dividends                                                            $  0.34    $  0.34  $  0.34  $  0.34

Significant after-tax items included in the quarterly net earnings:
Restructuring and related charges (note 10)                          $   (91)   $   (11) $   (14) $   (40)
Product recalls (note 11)                                                  3       (184)       -        -
Discontinued operations (note 4)                                           -          -      (21)       -
Cumulative effect of a change in accounting principle (note 1)             -          -        -        8
---------------------------------------------------------------------------------------------------------

                                                                               Three Months Ended
                                                                     ------------------------------------
(millions of dollars, except per share data)                         Dec 31      Sep 30  Jun 30   Mar 31
---------------------------------------------------------------------------------------------------------
2000

Net sales                                                            $ 2,579    $ 2,570  $ 2,586  $ 2,590
Cost of products sold                                                  1,965      1,973    1,958    1,942
---------------------------------------------------------------------------------------------------------

Earnings from continuing operations                                       67         67      121      112
Net earnings                                                              67         67      121      112

Per share of common stock

Basic earnings from continuing operations                            $  1.01    $   .98  $  1.68  $  1.53
Basic net earnings                                                      1.01        .98     1.68     1.53

Diluted earnings from continuing operations                          $  1.00    $   .98  $  1.66  $  1.52
Diluted net earnings                                                    1.00        .98     1.66     1.52

Dividends                                                            $   .34    $   .34  $   .34  $   .34

Significant after-tax items included in the quarterly net earnings:
Voluntary retirement program                                         $     -    $     -  $     -  $    23
One-time product introduction costs                                        -          -        -       (9)
Increased sales allowances                                                 -          -        -       (8)
---------------------------------------------------------------------------------------------------------

Report of Ernst & Young LLP -- Independent Auditors

The Stockholders and Board of Directors
Whirlpool Corporation
Benton Harbor, Michigan

We have audited the accompanying consolidated balance sheets of Whirlpool Corporation as of December 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Whirlpool Corporation as of December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments and hedging activities.

Chicago, Illinois

February 4, 2002

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

Mark E. Brown
Executive Vice President
and Chief Financial Officer

Eleven-Year Consolidated Statistical Review

(millions of dollars
except share and employee data)           2001     2000    1999    1998    1997     1996    1995     1994    1993     1992     1991
------------------------------------------------------------------------------------------------------------------------------------
Consolidated operations

Net sales                              $10,343  $10,325 $10,511 $10,323  $8,617   $8,523  $8,163   $7,949  $7,368   $7,097   $6,550
Operating profit/1/                        306      807     875     688      11      278     366      370     504      447      353
Earnings (loss) from continuing
  operations before income taxes
  and other items                           93      577     514     564    (171)     100     214      269     418      334      256
Earnings (loss) from continuing
  operations                                34      367     347     310     (46)     141     195      147     257      179      139
Earnings (loss) from discontinued
  operations/2/                            (21)       -       -      15      31       15      14       11     (28)      26       31
Net earnings (loss)/3/                      21      367     347     325     (15)     156     209      158      51      205      170
Net capital expenditures                   378      375     437     523     378      336     483      418     309      288      287
Depreciation                               368      371     386     399     322      318     282      246     241      275      233
Dividends paid                             113       70     103     102     102      101     100       90      85       77       76

Consolidated financial position

Current assets                          $3,311   $3,237  $3,177  $3,882  $4,281   $3,812  $3,541   $3,078  $2,708   $2,740  $ 2,920
Current liabilities                      3,082    3,303   2,892   3,267   3,676    4,022   3,829    2,988   2,763    2,887    2,931
Current assets minus current
  liabilities                              229      (66)    285     615     605     (210)   (288)      90     (55)    (147)     (11)

Property, plant and equipment-net        2,052    2,134   2,178   2,418   2,375    1,798   1,779    1,440   1,319    1,325    1,400
Total assets                             6,967    6,902   6,826   7,935   8,270    8,015   7,800    6,655   6,047    6,118    6,445
Long-term debt                           1,295      795     714   1,087   1,074      955     983      885     840    1,215    1,528
Stockholders' equity                     1,458    1,684   1,867   2,001   1,771    1,926   1,877    1,723   1,648    1,600    1,515

Per share data
Basic earnings (loss) from continuing
  operations before accounting change   $ 0.51   $ 5.24  $ 4.61  $ 4.09  $(0.62)  $ 1.90  $ 2.64   $ 1.98  $ 3.60   $ 2.55  $  2.00
Diluted earnings (loss) from continuing
  operations before accounting change     0.50     5.20    4.56    4.06   (0.62)    1.88    2.60     1.95    3.47     2.46     1.98
Diluted net earnings (loss)/3/            0.31     5.20    4.56    4.25   (0.20)    2.08    2.78     2.10    0.71     2.81     2.41
Dividends                                 1.36     1.36    1.36    1.36    1.36     1.36    1.36     1.22    1.19     1.10     1.10
Book value                               21.44    23.84   24.55   26.16   23.71    25.93   25.40    23.21   23.17    22.91    21.78
Closing Stock Price - NYSE               73.33    47.69   65.06   55.38   55.00    46.63   53.25    50.25   66.50    44.63    38.88
-----------------------------------------------------------------------------------------------------------------------------------

Key ratios/4/
Operating profit margin                    3.0%     7.8%    8.3%    6.7%    0.1%     3.3%    4.5%     4.7%    6.8%     6.3%     5.4%
Pre-tax margin/5/                          0.9%     5.6%    4.9%    5.5%   (2.0)%    1.2%    2.6%     3.4%    5.7%     4.7%     3.9%
Net margin/6/                              0.3%     3.6%    3.3%    3.0%   (0.5)%    1.7%    2.4%     1.8%    3.5%     2.5%     2.1%
Return on average stockholders'
   equity/7/                               1.3%    20.7%   17.9%   17.2%   (0.8)%    8.2%   11.6%     9.4%   14.2%    13.1%    11.6%

Return on average total assets/8/          0.4%     5.5%    4.2%    4.6%   (0.7)%    1.8%    3.0%     2.8%    4.0%     3.3%     2.9%
Current assets to current
   liabilities                             1.1x     1.0x    1.1x    1.2x    1.2x     0.9x     0.9x    1.0x    1.0x     0.9x     1.0x

Total debt-appliance business as a
   percent of invested capital/9/         48.0%    49.4%   37.7%   43.5%    46.1%   44.2%    45.2%   35.6%   33.8%    42.8%    46.7%
Price earnings ratio                     236.5x     9.2x   14.3x   13.0x       -    22.4x    19.2x   23.9x   21.2x    15.9x    16.1x
Interest coverage/10/                      1.6x     4.2x    4.1x    3.2x       -     1.6x     2.7x    3.6x    5.0x     3.5x     3.0x

Other data
Number of common shares
   outstanding (in thousands):
  Average - on a diluted basis          68,036   70,637  76,044  76,507   74,697  77,178   76,812   77,588  76,013   75,661   72,581
  Year-end                              67,215   66,265  74,463  76,089   75,262  74,415   74,081   73,845  73,068   70,027   69,640
Number of stockholders (year-end)        8,840   11,780  12,531  13,584   10,171  11,033   11,686   11,821  11,438   11,724   12,032
Number of employees (year-end)          59,408   60,695  61,066  58,630   61,370  48,163   45,435   39,016  39,590   38,520   37,886
Total return to shareholders (five
   year annualized)/11/                   12.2%     0.3%    7.9%   (1.2)%    6.8%    6.3%    20.8%    12.0%   25.8%    17.0%    6.7%
====================================================================================================================================

1. Restructuring and special operating charges were $212 million in 2001, $405 million in 1997, $30 million in 1996 and $250 million in 1994.
2.  The Company's financial services business was discontinued in 1997.
3. Includes cumulative effect of accounting changes: 2001 - Accounting for derivative instruments and hedging activities of $8 million or $0.12 per diluted share; 1993 - Accounting for postretirement benefits other than pensions of ($180) million or ($2.42) per diluted share.
4. Excluding one-time charges for restructuring and related charges, product recalls, discontinued operations and accounting changes in 2001, selected key ratios would be as follows: a) Operating profit margin -7.9%, b) Pre-tax margin -5.8%, c) Net margin - 3.6%, d) Return on average stockholder's equity - 22.2%, e) Return on average total assets - 5.6%, and f) Interest coverage - 5x. Excluding the first quarter impact of the Brazilian currency devaluation in 1999 and the gain from discontinued operations in 1998, returns on average stockholders' equity were 19.9% and 16.5%, and returns on average total assets were 5.7% and 4.3%. Excluding non-recurring items, selected 1997 Key Ratios would be as follows: a) Operating profit margin -4.7%, b) Pre-tax margin - 2.7%, c) Net margin - 2.6%, d) Return on average stockholders' equity - 12%, e) Return on average total assets - 2.7%, f) Interest coverage -3.x%.
5. Earnings from continuing operations before income taxes and other items, as a percent of sales.
6.  Earnings from continuing operations, as a percent of sales.
7. Net earnings (loss) before accounting change, divided by average stockholders' equity.
8. Net earnings (loss) before accounting change, plus minority interest divided by average total assets.
9.  Debt divided by debt, stockholders' equity and minority interests.
10. Ratio of earnings from continuing operations (before income taxes, accounting change and interest expense) to interest expense.
11. Stock appreciation plus reinvested dividends.

Directors and Senior Management

Directors

Herman Cain 2,3
Chairman of the Board, Godfather's Pizza, Inc. and
Chief Executive Officer, T.H.E., Inc.

Gary T. DiCamillo 1,2
Chairman and Chief Executive Officer,
Polaroid Corporation

Jeff M. Fettig
President and Chief Operating Officer of the Company

Allan D. Gilmour 3,4
Former Vice Chairman, Ford Motor Company

Kathleen J. Hempel 1,3
Former Vice Chairman and Chief Financial Officer,
Fort Howard Corporation

James M. Kilts 2,4
Chairman and Chief Executive Officer,
The Gillette Company

Arnold G. Langbo 2,4
Former Chairman of the Board and
Chief Executive Officer, Kellogg Company

Miles L. Marsh 1,3
Former Chairman and Chief Executive Officer,
Fort James Corporation

Philip L. Smith 2,3
Former Chairman of the Board and
Chief Executive Officer, The Pillsbury Company

Paul G. Stern 1,3
Partner, Thayer Capital Partners, LLP and
Arlington Capital Partners, LLP

Janice D. Stoney 1,4
Former Executive Vice President,
US WEST Communications Group, Inc.

David R. Whitwam
Chairman of the Board and
Chief Executive Officer of the Company

Committees

1.   Audit
2.   Corporate Governance and Nominating
3.   Finance
4.   Human Resources

Executive Committee
David R. Whitwam
Chairman of the Board and Chief Executive Officer

Jeff M. Fettig
President and Chief Operating Officer

Mark E. Brown
Executive Vice President and Chief Financial Officer

Daniel F. Hopp
Senior Vice President, Corporate Affairs and General Counsel

Paulo F. M. Periquito
Executive Vice President and President, Latin America

David L. Swift
Executive Vice President, North American Region

Michael D. Thieneman
Executive Vice President and Chief Technology Officer

Michael A. Todman
Executive Vice President and President, Whirlpool Europe

Senior Officers (Vice Presidents)

J.C. Anderson
Senior Vice President, North American Region Operations

Roy V. Armes
Global Procurement Operations

Betty A. Beaty
Controller

David A. Binkley
Global Human Resources

Marc R. Bitzer
Senior Vice President, Marketing, Sales and Services,
Whirlpool Europe

R. David Butler
Chief Information Officer

Ruy Campos
Brazil Sales, Multibras

Blair A. Clark
Treasurer

Daniel G. Clifford
Sears Sales and Marketing, North America

Ted A. Dosch
Finance, North America

Garrick D'Silva
Regional Vice President, Whirlpool Asia

Ernesto Heinzelmann
President and Chief Executive Officer, Embraco S. A.

Barry Holt
Global Communications

Rubin J. McDougal
Finance and Administration, Whirlpool Europe

Gregory T. McManus
Sales and Distribution, North America

Giuseppe Perucchetti
Bauknecht Brand Group, Whirlpool Europe

Roberto Ronchi
Whirlpool Brand Group, Whirlpool Europe

G. Alan Shaw
Customer Relationship Management, North America

Nancy T. Snyder
Strategic Competency Creation

Jeremy S. Weinstein
Operations and Supply Chain, Whirlpool Europe

W. Timothy Yaggi
Whirlpool Brand, North America

Stockholders' and Other Information

Financial information
Whirlpool Corporation's annual report on Form 10-K, a cassette-tape recording of the annual report to shareholders and other financial information is available free of charge.

If you are not a stockholder of record-- that is, if your Whirlpool shares are registered in the name of a broker, bank or other nominee-- you must ask that holder to mail stockholder reports directly to you. Company earnings releases for each quarter-- typically issued in April, July, October and January-- can be obtained by contacting
Whirlpool's Director, Investor Relations:

Tom Filstrup, Whirlpool Corporation
2000 N. M-63, Mail Drop 2800
Benton Harbor, MI 49022-2692
Telephone: 616.923.3189 Fax: 616.923.3525
E-mail: thomas_c_filstrup@email.whirlpool.com

Transfer Agent, Shareholder Records, Dividend

Disbursements and Corporate Secretary

For information about or assistance with individual stock records, transactions, dividend checks or stock certificates, contact:

EquiServe Trust Company, N.A.
Shareholder Services
P.O. Box 2500, Jersey City, NJ 07303-2500
Telephone: 800.446.2617
www.equiserve.com

For additional information about the company contact:
Robert T. Kenagy, Corporate Secretary
Whirlpool Corporation, 2000 N. M-63, Mail Drop 2200
Benton Harbor, MI 49022-2692
Telephone: 616.923.3910 Fax: 616.923.3722
E-mail: robert_t_kenagy@email.whirlpool.com

Direct Stock Purchase Plan

As a participant in the DirectSERVICE Investment and Stock
Purchase PROGRAM, you can be the direct owner of your shares of Whirlpool Common Stock. Non-shareholders may purchase their initial shares through the plan for a minimum investment of $250, or through automatic bank account debits of $50 for five months. Participants may make cash contributions of up to $250,000 annually, invested daily, with or without reinvesting their dividends, and can sell part of the shares held in the program without exiting the plan. There are modest transaction processing fees and brokerage commissions for purchases, sales and dividend reinvestment. For details, contact EquiServe or visit their Direct Stock Purchase Plan web site to enroll.

Trustee for 9.1% Notes

JP Morgan Chase
450 West 33rd Street, 15th Floor
New York, NY 10001

Trustee for 7.75%, 9% and 8.6% Notes
Citibank N.A., Global Agency & Trust
111 Wall Street, 5th Floor
New York, NY 10043

Annual Meeting
Whirlpool Corporation's next annual meeting is scheduled for April 16, 2002, at 9:30 a.m. (Central Time), at 181 West Madison Street, 7th Floor, Chicago, IL.

Stock Exchanges

Common stock of Whirlpool Corporation (exchange symbol: WHR) is listed on the New York and Chicago stock exchanges.

Stock-Split exchange and dividend History

March 1952, 2-for-1 stock exchange
December 1954, 100% stock dividend
May 1965, 2-for-1
May 1972, 3-for-1
December 1986, 2-for-1

Example: 100 shares of Whirlpool common stock purchased in February, 1952 equaled 4,800 shares in January 2002.

Common-Stock Market Price

                High            Low           Close

4Q 2001       $ 74.20         $ 53.25       $ 73.33
3Q 2001         71.93           50.20         55.35
2Q 2001         65.50           48.81         62.50
1Q 2001         57.38           45.88         49.99

4Q 2000       $ 49.44         $ 34.56       $ 47.69
3Q 2000         54.06           31.50         38.88
2Q 2000         68.31           46.63         46.63
1Q 2000         64.56           48.63         58.63


Trademarks

AccuBake Duo System, All Refrigerator, Aquashower, Architect, Bauknecht,
Brastemp,
Calypso, Cielo, Cook for the Cure, Conquest, Consul, Cuisine, Dry
Defrost, Duet, Duo
System, Duplex Frost Free, Dynamic Sense, Eficiencia Master, Embraco, Eslabon de Lujo, Estate, Fire Genie, i enabled, Ice Magic, Ignis, In-Door-Ice, Inglis, Inspired Chef,
Intelligent, Intelligent Dialogue, Intelligent Stain Remover, Jet Defrost, KIC, KitchenAid,
Laden, MagiCook, Maximo, Millennium, Modular, Mosaic, Personal Valet, Point System, Pro Line, QuickChill, Refrigerator Inside Freezer, Roper, Servis, 6th Sense,
Solution, Talent, Tall Tub, Ultima Cook, Ultra Ease, Water Genie, Whisper Quiet, Whitemagic, Whitemagic
Hotwash and Whirlpool are trademarks of Whirlpool Corporation or its wholly or majority-owned affiliates.

Kenmore, Kenmore Elite and HE3t are trademarks of Sears, Roebuck and Co.

Acros, Crolls and Supermatic are trademarks of Vitro S.A. de C.V.

EnergyStar is a U.S. registered mark.

Procel is a Brazil registered mark.

(C)2002 Whirlpool Corporation. All rights reserved.
Internet Address

Whirlpool financial information and more are available at Whirlpool's site on the internet: www.whirlpoolcorp.com.

Whirlpool Corporation General Offices

World Headquarters and North America
2000 N. M-63
Benton Harbor, MI 49022-2692
Telephone: 616.923.5000

Europe
Viale G. Borghi 27
21025 Comerio (VA), Italy
Telephone: 39.0332.759.111
Fax: 39.0332.759.347

Latin America

Av. das Nacoes Unidas N. 12.995
Sao Paulo-S.P. CEP 04578-000, Brazil
Telephone: 55.11.5586.6473
Fax: 55.11.5586.6388

Asia
16th Floor, Paliburg Plaza
68 Yee Wo St.
Causeway Bay, Hong Kong
Telephone: 852.2881.0882
Fax: 852.2881.1018

Product and Service Information (North America)

KitchenAid brand: 800.422.1230
Whirlpool brand: 800.253.1301

Whirlpool Vision

Every Home... Everywhere with Pride, Passion and Performance. We create the world's best home appliances, which make life a little easier and more enjoyable for all people. Our goal is a Whirlpool product in every home, everywhere. We will achieve this by creating:
        Pride... in our work and each other
        Passion... for creating unmatched customer loyalty for our brands Performance... results that excite and reward global investors with superior returns
We bring this dream to life through the power of our unique global enterprise and our outstanding people... working together... everywhere.