Form 10-K, Exhibit 13
period 2002-12-31
WHIRLPOOL CORP /DE/
filed 2003-03-14
CIK 106640

[LOGO OF WHIRLPOOL]

[Photo Appears Here]

Whirlpool Corporation

Building unmatched loyalty one customer at a time.

2002 Annual Report

[Photo Appears Here]

• customer Ida & Jamal Simington • location Bourbonnais, Illinois, USA • occupations Ida, Facilities Manager; Jamal, State Trooper

“Polara puts me ahead of the game,” says Ida Simington. “I run out of work at five, pick my son up and go to the Y. In the meantime, my dinner is cooking. And if we don’t get home on time, I don’t have to worry about food burning or drying out.” In her home, the Whirlpool Polara refrigerated range is the star. “It’s the first thing everyone wants to see when they come over,” says Ida.

[Photo Appears Here]

Whirlpool Polara refrigerated range •

Combining cooking with the convenience of refrigeration, the Whirlpool Polara refrigerated range keeps meals refrigerated when you are away, starting the cooking process when you want. If dinner is delayed, the Polara range automatically shifts to “warm” mode and then back to “refrigeration” to keep and protect the food. Polara refrigerated ranges meet the needs of families on the go.

[Photo Appears Here]

• Whirlpool frost-free refrigerator

The Whirlpool frost-free refrigerator offers far more than sleek design. The refrigerator offers a fast chilling capability and humidity controls that keep vegetables fresh longer. The Fast Forward Ice feature gives customers the ability to make ice quickly and store it for long periods of time, a unique and welcome feature in hot climates.

[Photo Appears Here]

“When you see it for the first time, you don’t want anything else,” says Madhumita Mazumder about her new Whirlpool frost-free refrigerator. “It has sleek features and great looks compared to others. And because it is a Whirlpool, I knew it would be good.” Parag Mazumder likes the refrigerator’s humidity control and fast chilling capabilities. “Whirlpool is the best product on the market,” he says.

• customer Parag & Madhumita Mazumder • location New Delhi, India • occupations Parag, Sales Manager; Madhumita, Business Executive

[Photo Appears Here]

For Rob and Diane Ahle, the garage has always been Rob’s workshop and the catch-all storage space for the home. “My wife used to be horrified when people saw it,” says Rob. “Now, since we had the Gladiator GarageWorks system installed, she tells me I have to bring guests through.” “This year,” says Diane, “I had a Christmas party, and everyone left through the garage.”

• customer Rob & Diane Ahle • location Brookfield, Connecticut, USA • occupations Rob, Professional Chef; Diane, Sales Assistant

[Photo Appears Here]

Gladiator GarageWorks •

Designed specifically for the garage, Gladiator GarageWorks offers modular garage accessories, the GearWall storage system and garage appliances, including extreme-temperature-proof refrigerators and a garage trash compactor. Gladiator GarageWorks turn the garage into a stylish showplace as it fulfills the family’s practical needs for an organized storage and work area. Its garage-tough construction and mobile modular units let customers turn their “junk drawer of the house” into the “best garage on the block.”

[Photo Appears Here]

•Brastemp bottom freezer refrigerator

The Brastemp bottom freezer refrigerator offers a fast freezing function to ensure high quality food storage. The bottom freezer’s large drawers and internal lighting make food access easy. The frost-free system provides efficient distribution of cold air, keeping food fresh longer.

[Photo Appears Here]

Elizabeth Branco has a new career. She is enrolled in culinary school, where she’s pursuing her lifelong passion for cooking. At home, Elizabeth’s kitchen is filled with products that she trusts – Whirlpool’s Brastemp brand. “My grandmother bought Brastemp products and so did my mother,” says Elizabeth, who recently purchased a new Brastemp bottom freezer refrigerator. “It’s difficult to find products with the same quality features as Brastemp brand. They are the vanguard.”

• customer Elizabeth Branco • location Sâo Paulo, Brazil • occupation Retired Medical Office Administrator

[Photo Appears Here]

“When we built our home, one of our goals was to have the ability to entertain large groups of people,” says Tammy McClintick. That’s why the McClinticks decided to install a KitchenAid briva in-sink dishwasher in their second kitchen, which is at the hub of gatherings when guests, friends and neighbors drop by. The McClinticks’ passion for entertaining also is reflected in their main kitchen, where all their appliances carry the KitchenAid brand.

• customer Tammy & Jeff McClintick • location Brownsburg, Indiana, USA • occupation Tammy, Homemaker; Jeff, Business Executive

[Photo Appears Here]

briva in-sink dishwasher •

The KitchenAid briva in-sink dishwasher is a perfect companion to a full-size dishwasher or the ideal primary dishwasher for people who have limited kitchen space. The briva Quick Wash feature cleans up to three times faster than a full-size dishwasher. When not in use, the wash basket is easily removed to provide a fully functional sink. The briva in-sink dishwasher also includes a cutting board that fits over the stainless steel cover.

[Photo Appears Here]

• Whirlpool Dreamspace clothes washer

The Whirlpool Dreamspace clothes washer offers a capacity 60 percent larger than standard front-load washers. The Dreamspace washer reduces the number of laundry loads, and conserves water and energy. The Whirlpool 6th Sense sensor system distinguishes differing fabrics and adjusts the cycles for perfect cleaning. The Dreamspace washer is Europe’s version of the popular Whirlpool Duet washer, which was successfully introduced in 2002 throughout the United States.

[Photo Appears Here]

“My boys play rugby, and every weekend I used to spend hours scrubbing rugby kits to get the mud out before washing them,” says Mary McCurran. “Now, I just put the kits in all muddy, and they come out clean. On a normal machine, I would do five or six loads a day. With a Dreamspace, I might get away with two or three loads a day. It has made a huge difference in my life.”

• customer Mary McCurran • location Purley, England • occupation Secretary and Mother

•Inspired by our bold innovations and designs, customers around the globe trust Whirlpool to make their lives easier. More than ever before, our brands are connecting with customers in ways that will last a lifetime.

Chairman’s Letter	14
Financial Highlights	17
President’s Message	18
North America Operating Review	20
Europe Operating Review	24
Latin America Operating Review	26
Asia Operating Review	28

Whirlpool Corporation is the world’s leading manufacturer and marketer of major home appliances, with annual sales of over $11 billion, 68,000 employees, and nearly 50 manufacturing and technology research centers around the globe. The company markets Whirlpool, KitchenAid, Brastemp, Bauknecht, Consul and other major brand names to consumers in more than 170 countries. Additional information about the company can be found on the Internet at www.whirlpoolcorp.com.

2002 Annual Report    13

Chairman’s Letter

[Photo Appears Here]

•David R. Whitwam

Chairman of the Board and Chief Executive Officer

TO OUR SHAREHOLDERS – Whirlpool faced many challenges last year, and we responded appropriately and aggressively to the changing dynamics of world economies and the markets in which we participate. As a result, 2002 was an important year of milestones and accomplishments that reflect the strength of our operations and the company’s ability to deliver consistent, ongoing improvements in operating and revenue performance. For example:

•Net revenues exceeded $11 billion, a record for the company.

•Excluding one-time charges, full-year core earnings of $6.07 per diluted share marked a record level of performance for our operations.

•Through our strategic focus of building unmatched levels of customer loyalty for our brands globally, we extended our brand leadership position worldwide.

•Our brands set a record for the most product innovations ever introduced by the company in a single year, reinforcing Whirlpool’s standing as the innovation leader within the appliance industry. Examples of these innovations are highlighted throughout this report.

•We successfully integrated two strategically important acquisitions during the year, and, in doing so, strengthened our manufacturing and brand positions in North America and Europe.

•We identified the activities and finalized the charges of our most significant and important restructuring effort in the company’s history. When fully implemented, the restructuring will reduce ongoing structural costs by more than $200 million a year. Changes to date have already strengthened our global platform and improved our manufacturing cost position.

•Improvements in global procurement, technology, product development and manufacturing helped drive record levels of productivity savings.

14    Chairman’s Letter

•Our	operations generated $290 million of free cash flow as company-wide efforts resulted in record low levels of working capital.

RECORD	REVENUES

Revenue growth across most regions during the year led to record net sales of more than $11 billion and solidified Whirlpool’s position as the world’s top major appliance manufacturer and marketer. Contributing to the sales improvement was the continued growth of the Whirlpool brand – the No. 1 selling appliance brand in the world. Whirlpool Corporation is strongly positioned as the market leader in the United States, Canada, Latin America, Central Europe and India. The company also holds the No. 2 market position in Mexico, and the No. 3 spot in Western and Central Europe. Whirlpool also continues to build a strong and growing presence in China.

Throughout the year, our operations leveraged Whirlpool’s global capabilities and regional market positions to deliver the record revenue growth and extend our brand leadership.

RESTRUCTURING

We recorded final charges for the company’s global restructuring effort that we announced in December of 2000. Since then, the initiative has resulted in restructuring and related charges totaling $373 million, and the elimination of more than 7,000 positions worldwide. Much of the restructuring initiative focused on Whirlpool’s European operation. The initiative has created a more cost-effective global structure that is better aligned to support the company’s value creation strategies. When fully implemented, the corporate restructuring effort is expected to result in annualized savings of more than $200 million.

NET	AND OPERATING RESULTS

A number of one-time charges contributed to a net loss of $5.68 per diluted share in 2002. The most significant of these charges related to the company’s adoption of the change in accounting principle pertaining to goodwill (Statement of Financial Accounting Standards No. 142), final costs for the company’s global restructuring initiative and the write-off of aircraft-lease assets following the bankruptcy of UAL Corp.

Excluding these one-time charges, our operations delivered full-year record core operating earnings of $6.07 per diluted share, an 11-percent improvement from comparable earnings in 2001, which was a solid achievement that met our growth expectations. These results were driven by the combination of record sales, unprecedented levels of product innovation, significant cost savings from productivity improvements and the benefits from restructuring.

Details about the charges, their effect on 2002 net earnings, and the reconciliation of net earnings to non-GAAP core earnings are discussed in the Management’s Discussion and Analysis section of this report.

REGIONAL GROWTH THROUGH ACQUISITION

Whirlpool bolstered its global position during the year through the acquisition of two strategic businesses in key markets. In Mexico, we completed the purchase of Vitromatic S.A. de C.V., which had been a joint venture between Whirlpool and Vitro S.A. since 1987. Vitromatic, now called Whirlpool Mexico, is a leading appliance manufacturer that gives us direct access to the fast-growing Mexican market. The acquisition extends our North American manufacturing base and provides additional export opportunities to countries in the Caribbean, Central America and northern parts of South America, as well as to the United States. In Central Europe, Whirlpool acquired Polar S.A., a leading appliance manufacturer with the No. 1 brand name in Poland. The acquisition of Polar improves our brand presence in Central Europe and provides Whirlpool Europe with a low-cost manufacturing source to serve the entire region.

RECORD PACE OF INNOVATION

Our brands introduced a record number of product innovations to consumers worldwide in 2002. The introductions contributed to our record sales results and helped drive higher levels of customer loyalty to our brands. Over the last three years, we have built and embedded within our global enterprise the skills and capabilities required to discover, develop and rapidly bring to market true innovation. These innovations are giving our brands a sustainable competitive advantage in the marketplace and creating value for our customers, trade partners and shareholders.

2002 Annual Report    15

BUILDING CUSTOMER LOYALTY

Whirlpool’s growth strategy – “Building unmatched customer loyalty”– is unlike any other within the appliance industry. The strategy focuses on winning the hearts and minds of our customers. We know that loyal customers are recommending our brands to others; that they are requesting and repurchasing our brands over those of competitors; and that they are beginning to upgrade their appliances because they trust the innovation and value that our brands deliver. Initiatives that lead to higher levels of customer loyalty, such as our innovation process, result in improved revenue growth, margin expansion and trade support for our brands.

Because innovation is such an important driver of customer loyalty, we are expanding our efforts to transfer innovation capabilities and skills to employees everywhere. Approximately 600 innovation mentors and consultants assisted and trained employees involved in development projects last year, and the number will grow as our innovation efforts continue in 2003.

Another key aspect of customer loyalty involves the experiences that touch customers before, during and long after the initial purchase. Each of our brands is putting in place a complete set of experiences – including brand advertising, the in-store purchase, call center interactions and ongoing customer communications – that will help forge lifelong relationships with our customers.

Within our operations, every person and function has a role to play in building customer loyalty. For example, each operation is taking the company’s Six-Sigma quality improvement process to a higher level by first placing the needs of the customer at the center of every function – such as manufacturing, technology, marketing and administrative support – and then driving down all unnecessary costs. Resources that become available through this enterprise-wide effort are reinvested in new initiatives that are focused squarely on improving the brand experiences of our customers.

Ultimately, the success of the customer loyalty strategy depends on the leadership capabilities of our global management team, as well as the skills and involvement of our employees. We have instituted a process to assess and develop our leaders around a simple global leadership model that will help prepare them to lead in today’s complex and challenging environments.

DIVERSE CUSTOMERS, EMPLOYEES AND IDEAS

Much of our customer loyalty strategy is built upon the same foundation that supports the company’s approach to diversity and inclusion. For example, understanding and embracing differences and ideas of customers and coworkers are essential first steps in our innovation process. Diversity within Whirlpool creates the originality and relevancy of ideas needed to solve unique problems. And because diverse employees reflect our global customer base, Whirlpool gains a keen understanding of our customers’ needs.

CORPORATE GOVERNANCE

Embedded in our company, as well as our Board of Directors, is the deeply held value that continues to guide us: “There is no right way to do a wrong thing.” This basic code of conduct underlies the company’s long tradition of strong and independent corporate governance. For example, of Whirlpool’s 12-member board, ten are independent directors who are highly regarded business professionals with significant and relevant management experience. The Whirlpool board’s principles and processes – which include internal annual reviews of board practices, the board selection process and the company’s code of ethics – have been in place for many years.

Whirlpool fully supports the steps that have been taken by business and government to make sure that companies have the necessary values and governing principles that will assure trust from all stakeholders.

OUTLOOK

We enter 2003 with continuing economic uncertainty in most of the global markets we serve. We have taken the appropriate cost and productivity actions to deal with that uncertainty. We believe that Whirlpool’s global leadership position, the company’s unique global platform, and innovation activities focused on building customer loyalty will drive continued performance improvement in 2003 and beyond.

/s/    David R. Whitwam

David R. Whitwam

Chairman of the Board and

Chief Executive Officer

February 27, 2003

16    Chairman’s Letter

	Financial Highlights
millions of dollars, except per share data	2002	2001	% change
Net sales	$11,016	$10,343	6.5%
Core earnings, which excludes non-recurring items	420	371	13.2%
Per share on a diluted basis	6.07	5.45
Earnings from continuing operations	262	34	670.6%
Per share on a diluted basis	3.78	0.50
Net earnings (loss)	(394)	21
Per share on a diluted basis	(5.68)	0.31
Stockholders’ equity	739	1,458	(49.3)%
Total assets	6,631	6,967	(4.8)%
Return on equity *	14.8%	1.3%
Return on equity excluding non-recurring items	27.4%	22.2%
Return on assets *	3.4%	0.4%
Return on assets excluding non-recurring items	6.1%	5.6%
Book value per share	$10.67	$21.44	$(50.2)%
Dividends per share	1.36	1.36
Average dividend yield	2.2%	2.4%

Share Price
High	$79.80	74.20
Low	39.23	45.88
Close	52.22	73.33	(28.8)%
Total return to shareholders (five year annualized)	1.4%	12.2%
Shares outstanding (in 000’s)	68,226	67,215
Number of stockholders	8,556	8,840
Number of employees	68,272	61,923

Non-recurring items include cumulative effects of changes in accounting principle, discontinued operations, restructuring and related charges and product recall charges in 2002 and 2001 as well the write-off of asset impairments in 2002.

*	Refer to Eleven-Year Consolidated Statistical Review (pages 72-73) for more information about return on equity and asset calculations.

2002 Annual Report    17

President’s Message

[Photo Appears Here]

•Jeff Fettig

President and Chief Operating Officer

TO OUR SHAREHOLDERS – Whirlpool’s regional operations used the leverage of our global platform to help drive record sales and a solid operating performance for the company. In addition to top-line growth generated by our brands through Whirlpool’s ongoing introduction of consumer-relevant innovation to the marketplace, our operations contributed savings from productivity and restructuring initiatives that helped improve the company’s operating performance.

In North America, our operations turned in an outstanding performance, highlighted by record sales and operating profit. Whirlpool’s operations in Europe showed solid improvement as well, as did Whirlpool Asia. And in context of the significant economic and industry challenges within Latin America last year, our operations there turned in a very strong performance.

To sustain the productivity savings that are being achieved by our operations, we have embedded our Operational Excellence process – based on Six-Sigma and lean manufacturing skills and capabilities – within each of our worldwide manufacturing facilities. Based on these capabilities, our operations turned in a record improvement in total cost productivity in 2002. A parallel process is being instituted across the entire enterprise in an effort to eliminate additional costs and to create as many resources as possible to invest in innovation that builds customer loyalty to our brands.

During the year, the company’s acquisitions in Mexico and Poland, as well as restructuring activities worldwide, strengthened the manufacturing and cost positions of our operations. Rationalization of manufacturing in each region coupled with the migration of certain global products to low-cost countries – such as China, India, Slovakia and Brazil – enabled our operations to compete effectively against emerging global competitors.

18    President’s Message

Increasingly, we are leveraging resources from our global platform to expand our portfolio of innovative products for global export. For example, Whirlpool’s top-rated microwave hood combination ovens are designed at our technology facilities in Sweden, produced at our manufacturing facilities in China, and marketed and sold in the United States. Our operations in Brazil manufacture refrigerators with innovative features and designs that appeal to consumers worldwide. In 2002, the region exported these popular refrigerators to Europe, and, through the capabilities of our global product development process, transferred the platform to Whirlpool India. The enthusiastic consumer response to the 2002 introduction helped Whirlpool India claim the No. 1 refrigeration position in the country.

Whirlpool’s global platform provides our operations with resources and capabilities no other manufacturer can match. Whirlpool’s global procurement, product development and information technology organizations help our operations reduce costs, improve efficiencies and introduce a continuous stream of relevant innovation to consumers.

Our global procurement organization leverages the volume purchasing power of our worldwide operations to eliminate costs and redundancies across regions. Cross-regional teams of product development engineers collaborate on innovation initiatives for regional and global distribution. And our information technology organization provides Internet tools that cut the complexity and costs of doing business for Whirlpool and its trade partners.

We also use the global platform to transfer key innovations and processes across regions and brands. Perhaps the best example to date is the success of Whirlpool’s laundry innovations. In 2002, the Whirlpool Duet high-efficiency clothes washer and dryer pair was rolled out across the United States with consumer and trade partner response significantly outpacing capacity.

The popular Duet pair emerged from Whirlpool’s global product development process, and involved teams of employees representing technology, manufacturing and brand marketing from our U.S. and Europe operations. Encouraged by the popularity of the Duet washer with U.S. consumers, Whirlpool Europe introduced branded versions of its own late last year.

In the U.S., consumer demand for the Duet washer and dryer, as well as for earlier laundry innovations such as the Whirlpool Calypso clothes washer, helped create and expand the industry’s high-efficiency laundry segment. Whirlpool grew its share position in this premium end of the laundry segment by more than 70 percent in 2002.

We expect Whirlpool’s ongoing introductions of relevant laundry innovation, such as the Whirlpool Family Studio, will continue to capture the interest of consumers and generate profitable growth for the company and its shareholders. Whirlpool’s innovation process will continue to drive growth across all our product categories.

Part of the success of our brands and innovations is based on the ability of our global operations to execute the company’s global value-added trade and distribution strategies. In North America, for example, Whirlpool holds the No. 1 appliance position with the top national appliance retailers and buying groups. Our trade partners know the level of value and consumer appeal that is tied to Whirlpool’s innovation, as well as the importance of having trained salespeople who can effectively demonstrate that value to customers. Whirlpool innovation delivered to customers through value-added retail and distribution formats is a winning formula for Whirlpool and our trade partners.

As our operations work to align and leverage the resources of our global platform to meet the needs of our customers, Whirlpool’s brands will continue to introduce meaningful and relevant innovations and create new services in ways that create value. Throughout the regional business summaries that follow, you will see highlights of innovations and accomplishments from each of our regional operations in 2002. Achievements such as these are helping our operations to capture the attention of consumers worldwide, increase the support from our trade partners and create the unique customer experiences that are building unmatched levels of customer loyalty to our brands.

/s/ Jeff Fettig

Jeff Fettig

President and Chief Operating Officer

February 27, 2003

2002 Annual Report    19

North America Operating Review

•United States, Canada and Mexico

[Photo Appears Here]

•KitchenAid stand mixer

An American culinary icon, the KitchenAid stand mixer, year in and year out, retains its position as one of the most recognizable kitchen appliances – and does so with colorful pizzazz, such as this 2002 tangerine favorite.

•Whirlpool Satina look

[Photo Appears Here]

Giving the stainless steel look without the hassles of stainless steel, the Whirlpool Satina finish refrigerator is a breeze to clean, hides fingerprints and keeps the family message board alive by attracting magnets.

KEY STATISTICS

•No.	1 position in the industry
•$7.3	billion in 2002 sales
•$830	million in 2002 operating profit
•Approximately 32,000 employees

BRANDS

United States KitchenAid, Whirlpool, Roper by Whirlpool Corporation, Estate, Gladiator

Canada Inglis,Whirlpool, KitchenAid

Mexico Whirlpool, Acros, Supermatic, Crolls

PRINCIPAL PRODUCTS

Air Purifiers, Automatic Dryers, Automatic Washers, Built-in Ovens, Countertop Appliances, Dehumidifiers, Dishwashers, Freezers, Hot Water Heaters, Ice Makers, Microwave Ovens, Ranges, Refrigerators, Room Air Conditioners, Trash Compactors

HEADQUARTERS

Benton Harbor, MI

MANUFACTURING LOCATIONS

United States LaVergne, TN; Findlay, OH; Marion, OH; Greenville, OH; Clyde, OH; Benton Harbor, MI; Evansville, IN; Fort Smith, AR; Tulsa, OK; Oxford, MS

Canada Montmagny, QU

Mexico Monterrey, Reynosa, Celaya, Puebla

NEW PRODUCTS INTRODUCED IN 2002

•Whirlpool – Polara refrigerated range; Family Studio concept of appliances and cabinetry; Duet fabric-care system; Satina refrigerator; Personal Valet clothes vitalizing system; microwave hood combination with AccuWave technology

•KitchenAid – briva in-sink dishwasher; stand mixers in tangerine, lavender and other colors; a blade coffee grinder; kitchen textiles; a new line of toasters; a self-designed dishwasher; a 36-inch built-in oven; counter-depth, bottom-mount refrigerator

•Gladiator – GarageWorks appliances and organizing components for the garage

20    North America Operating Review

[Photo Appears Here]

•David L. Swift Executive Vice President, North American Region

In the United States, record-low interest rates and the resulting consumer spending powered the economy – as well as the appliance industry – throughout the year. Growth in the U.S. major home appliance industry outpaced the record level set in 2001 by nearly 7 percent.

Whirlpool’s North American operations led the industry with a remarkable performance in 2002, bettering the previous year’s all-time records for sales and operating profit. For the year, total revenue of $7.3 billion increased 11 percent. Much of the improvement was based on the success of new product introductions and cost savings from productivity improvements and restructuring.

Another significant achievement in 2002 was Whirlpool’s successful integration of Mexico-based Vitromatic S.A. de C.V. – now called Whirlpool Mexico – which the company acquired last year. The acquisition has given Whirlpool greater access to the fast-growing market in Mexico, and enhanced our export and supply positions throughout the hemisphere. During the fourth quarter of the year, Whirlpool Mexico delivered brand-share growth and record sales.

Whirlpool Canada also delivered an exceptional year of strong revenue and operating performance.

Particularly satisfying in 2002 was the continued acceptance by consumers of our leading brands, especially Whirlpool and KitchenAid, both of which recorded strong revenue growth.

Through our strong consumer brands, Whirlpool North America introduced a number of innovative products and services to our customers in 2002. The introductions, as well as other new developments in non-product areas of customer relationships, helped drive a record Whirlpool brand share. KitchenAid brand also made strong strides in further positioning itself as one of North America’s leading top-of-the-line brands for both major and portable appliances.

The innovations are part of Whirlpool’s strategy of building customer loyalty by applying a deeper, fundamental understanding of our customers’ needs, desires and lifestyles. A prime example is the Whirlpool Duet clothes washer and dryer pair (HE3t under Sears, Roebuck and Co.’s Kenmore Elite brand), which was launched nationwide in 2002. The Duet washer blends European front-load technology with a striking design that appeals to U.S. consumers interested in large-load wash capacity, excellent energy efficiency and cost savings, and the best overall fabric-care performance.

Other new and exciting innovations for 2002 included the Whirlpool Polara range, the world’s first refrigerated range, and the KitchenAid briva dishwasher, a unique in-sink dishwasher. The Polara range received wide attention for offering a genuine solution to busy parents who want to enjoy sit-down dining with their families, but have little time in their schedules to prepare the meals. The briva in-sink dishwasher complements the culinary enthusiasts who need quick and easy cleaning solutions without having to run their much larger conventional dishwashers.

Dozens of other new-to-market products and solutions were introduced during the year. Among the highlights were Whirlpool Gladiator GarageWorks, a total organizing and appliance system for the garage, and Whirlpool Family Studio, a suite of cabinetry and fabric care innovations that transform the traditional laundry space into a center for family gathering and activity.

Whirlpool also introduced the new Satina stainless-look refrigerator, which delivers the aesthetic appeal of stainless steel without its drawbacks. The Satina finish is easy to clean, masks irksome fingerprints and holds magnets that keep messages in place.

2002 Annual Report    21

North America Operating Review (continued)

[PHOTO APPEARS HERE]

•Whirlpool Family Studio

The Whirlpool Family Studio is a center of home activity that also serves as an efficient, functional fabric-care space. Customers make use of breakthrough fabric-care products, such as the Whirlpool Personal Valet clothes vitalizer, which are smartly integrated within attractive cabinetry. Family Studio gives home builders, designers and remodelers the innovative products and design flexibility to meet the unique space requirements of their customers.

A	•The Whirlpool ImPress ironing station features an easy-to-access, adjustable board, storage for an iron while it cools, and automatic shut-off controls.

B	•The Whirlpool SinkSpa jetted sink gently cleans delicate garments and other hand-washables with specially designed water jets.

C	•The Whirlpool DryAire drying cabinet shaves hours off the air-drying process for heavy woolens and bulky garments, while gently drying delicates.

D	•The Whirlpool Duet washer and dryer pair delivers stylish design, unbeatable water and energy efficiency, and time-saving washing capacity.

22	North America Operating Review

To effectively display and explain this type of new innovation to consumers, Whirlpool and an increasing number of its North American trade partners and contract-home builders present these products in unique store and model-home formats that enhance the purchase experience. These displays break away from traditional “sea of white” retail formats and invite consumers to become more engaged in buying and understanding how Whirlpool appliances can benefit their lives. Consumer demand for Whirlpool innovation has helped the company build and strengthen its leading position with the region’s top value-added distribution partners.

Taking customer involvement even further, Whirlpool opened the Insperience studio in Atlanta, a 6,000-sq.-ft. facility that has working kitchen and laundry displays, and features the latest products from Whirlpool and KitchenAid. The Insperience studio gives customers, builders, architects, designers and trade partners a hands-on appliance experience, while giving Whirlpool employees more insight into customer needs and desires.

Insperience studio expands upon the company’s hands-on approach to interacting with customers. The KitchenAid Experience store in Greenville, Ohio, also provides customers with an interactive environment that features KitchenAid major and portable appliances. Visitors can discover the history of the KitchenAid brand, participate in cooking classes, and shop for KitchenAid portable appliances and cooking accessories.

Additionally, Whirlpool sponsors the House of Innoventions at Innoventions at Epcot®, the ever-changing theme park of discovery at the Walt Disney World® Resort in Lake Buena Vista, Florida. Millions of guests each year tour the popular attraction that showcases the latest in home innovation, including a prototype Internet-ready refrigerator from KitchenAid.

In addition, the company has been using design and style as a strategic tool to create appealing visual connections with consumers on the retail floor. The design community is taking note as well. The Smithsonian Institution’s Cooper-Hewitt National Design Museum presented Whirlpool with the 2002 National Design Award for Corporate Achievement – one of many prestigious design awards that the company received during the year.

The company continues to offer consumers a full range of energy-efficient products that reduce home energy costs. Whirlpool’s ENERGY STAR® qualified appliances, such as the Whirlpool Duet washer and dryer and Conquest refrigerator, provide exceptional levels of energy efficiency that meet or exceed government guidelines.

An ongoing fundraising partnership between KitchenAid and the Susan G. Komen Breast Cancer Foundation generated more than half a million dollars in 2002 for the fight against breast cancer. Each sale of a pink KitchenAid stand mixer generates an additional $50 donation to the Komen Foundation. Since 2001, KitchenAid has raised more than $1 million through the sale of the mixer.

Whirlpool continued its partnership with Habitat for Humanity in 2002 by donating approximately 11,000 appliances to Habitat homes built in North America. Whirlpool donates an ENERGY STAR® qualified refrigerator and free-standing range to every Habitat home built in North America. Through Habitat, Whirlpool has helped improve the lives of more than 15,000 families.

2002 Annual Report    23

Europe Operating Review

•Europe, Middle East and Africa

[PHOTO APPEARS HERE]

[PHOTO APPEARS HERE]

•Whirlpool and Bauknecht built-in ovens

The newest line of built-in ovens from Whirlpool and Bauknecht takes elegance and practicality to the next level. The ovens use select materials, such as stainless steel, formed into a variety of stylish designs that are easy to use and clean.

•Max! Advance microwave oven

A prime example of the innovations that can be gleaned from consumer insight, the award-winning Whirlpool Max! Advance microwave oven incorporates a rounded, space-saving shape, along with an on-door control panel and rear ventilation system.

KEY STATISTICS

•No.3 position in Western and Central Europe

•$2.2 billion in 2002 sales

•$81 million in 2002 operating profit

•Approximately 14,000 employees

BRANDS

Whirlpool, Bauknecht, Ignis, Polar, Laden in France, KIC in South Africa

PRINCIPAL PRODUCTS

Automatic Dryers, Automatic Washers, Built-in Hobs, Built-in Ovens, Compressors, Dishwashers, Free-standing Cookers, Freezers, Microwave Ovens, Ranges, Refrigerators

OPERATIONS CENTER

Comerio, Italy

MANUFACTURING LOCATIONS

France Amiens

Germany Neunkirchen, Schorndorf

Italy Naples, Siena, Cassinetta, Trento

Poland Wroclaw

Slovakia Poprad

South Africa Isithebe

Sweden Norrköping

NEW PRODUCTS INTRODUCED IN 2002

•Whirlpool – Max! Advance microwave oven, Axent microwave oven, a new line of built-in ovens, Dreamspace washing machine, Conquest side-by-side refrigerator

•Bauknecht – big washing machine, free-standing LCD washing machine, Glide telescopic, decorative hood

24    Europe Operating Review

[PHOTO APPEARS HERE]

•Michael A. Todman Executive Vice President and President, Whirlpool Europe

Whirlpool Europe’s operations continued to make solid improvement in challenging economic and market environments throughout the region. Revenue of $2.2 billion was up 7 percent from 2001. Operating profit improved significantly.

The increasing consumer demand for the Whirlpool brand – the No. 1 appliance brand throughout the region – and cost savings from restructuring changes and productivity improvements contributed to the improvement. Better working capital and asset utilization by the operations led to strong, positive cash flow for the full year.

Over the last 12 months, Whirlpool Europe has been responding to economic and market conditions within the region by reshaping both its business and operating footprint. The effort has resulted in a more competitive operating position, additional resources for investments in innovation, and continued growth of our leading brands and market positions.

With the 2002 acquisition of Polar S.A., Whirlpool Europe gained a strategic, low-cost manufacturing position in Poland that will serve the entire region. The company expects its manufacturing strategy, combined with annual savings from the restructuring initiative, to result in improved contributions and productivity on an ongoing basis.

Also in 2002, the operation continued to advance its brand strategy. Whirlpool brand is the No. 1 brand in Europe, representing 70 percent of total revenues. Whirlpool now has the leading position in France, Ireland, Portugal, the Benelux region and Central Europe.

Among the new product innovations in 2002 were versions of the popular Whirlpool Duet washer that is sold in the United States. Launched under the Whirlpool and Bauknecht brands as Dreamspace and big, respectively, the European versions of the Duet washer provide the same benefits and high level of performance with designs and features that appeal to European consumers.

Another innovation is the European version of the Whirlpool Conquest side-by-side refrigerator. The Conquest refrigerator was specially designed and manufactured to meet the needs of European consumers, including energy savings, size and design aesthetics.

Whirlpool and Bauknecht brands introduced a new range of built-in ovens, which combine elegance and advanced technology with special design features that simplify their use and cleaning. Whirlpool brand also introduced the Max! Advance microwave oven, which was launched in the second half of the year shortly after capturing France’s prestigious Janus award for outstanding design.

At Hometech 2002, the major international home appliance fair, Whirlpool Europe showcased new products and presented Whirlpool-sponsored research analyzing emerging domestic trends in Europe and consumer interaction with home appliance technology.

Whirlpool Europe’s design team continued to win critical design acclaim for its futuristic appliance concept work. Coming off its earlier “Macrowave: New Frontiers for the Modern Microwave,” the company unveiled “Project F,” visionary concepts for future fabric-care products. The company uses these and other concept projects to gain consumer insights for ongoing innovation and product development efforts.

2002 Annual Report    25

Latin America Operating Review

•Brazil, Argentina, Chile, Other markets of the Southern Cone

[PHOTO APPEARS HERE]

[PHOTO APPEARS HERE]

•Consul air conditioner

Among the most economic in Latin America, Consul air conditioners also are among the quietest, with easy-to-install designs, easy-to-change filters and a quick-cooling system that uniformly cools entire rooms.

•Brastemp Quality range

Making cleaning even easier, the new Brastemp Quality gas range offers a glassy, scratch-resistant finish that helps customers with one of their most disliked tasks – cleaning the range after meal preparation.

KEY STATISTICS

•No. 1 market position in the industry

•$1.27 billion in 2002 sales

•$107 million in 2002 operating profit

•Approximately 17,000 employees

BRANDS

Whirlpool, Brastemp, Consul, Embraco, Eslabón de Lujo

PRINCIPAL PRODUCTS

Refrigerators, Automatic Washers, Compressors, Dishwashers, Freezers, Microwave Ovens, Ranges, Room Air Conditioners, Countertop Appliances

HEADQUARTERS

São Paulo, Brazil; Buenos Aires, Argentina; Santiago, Chile

MANUFACTURING LOCATIONS

Brazil Manaus, Rio Claro, Joinville, São Paulo

International (Embraco) Riva di Chieri, Italy;

Spisska Nova Ves, Slovakia; Beijing, China

NEW PRODUCTS INTRODUCED IN 2002

•Brastemp – Advantech Wash automatic washer; Hot Water Advantech Wash automatic washer; Stain Removing Advantech Wash automatic washer; De Ville Grill ranges; Quality Grill and Quality Top Clean ranges; Maison Tri Chama and Maison Tri Chama Inox ranges; Bottom Freezer refrigerator

•Consul – Performer, Ideale, Pratice, and Facility ranges; 7,500 BTU Timer Classe A, Electronic, Digital and Split air conditioners; Tabletop Dishwasher; Hooded Oven

26    Latin America Operating Review

[PHOTO APPEARS HERE]

• Paulo F. M. Periquito Executive Vice President and President, Latin America

In Latin America, the economic crisis in Argentina and the political uncertainties in Brazil and other countries within the region led to a dramatic slowdown in consumer spending. Given this environment, revenue of $1.3 billion declined 15 percent from 2001, or down 4 percent excluding currency translations.

Despite the decline, operating profit as a percentage of sales was only slightly lower than the previous year. During the year, Whirlpool’s operations quickly responded to the changing market dynamics by adjusting production rates and inventory levels. The action – combined with significant export growth and cost savings from productivity and restructuring efforts – contributed to the operating margin performance.

Whirlpool’s Brazil-based compressor business, Embraco, remained a strong performer for the company. The unit, which also has manufacturing operations in Italy, Slovakia and China, continued to advance its technological and global leadership position. In 2002, exports from the regional operations –which include compressors and major appliances – reached a record high, rising more than 50 percent. The company expects exports from the region will be an increasingly positive factor in the operation’s ongoing performance.

Throughout the year, Whirlpool Latin America launched a number of new and innovative products, all of which addressed consumer needs. For instance, Brastemp brand reinforced its innovative and trend-setting image through the introduction of a bottom-freezer configuration for refrigerators, which received strong customer praise for its ergonomic design and other features.

Brastemp brand also launched a new line of premium cooking products, such as cook-tops and clothes washer models, which broadened the brand’s full-range of product offerings.

Consul brand updated its entire line of products in 2002. Among the highlights were an array of innovative air conditioners, including an attractive, space-saving split-line model; a convenient six-service dishwasher; and the brand’s first push into the frost-free refrigeration market.

Brastemp and Consul brands also partnered with leading Brazilian companies in implementing brand image-building actions through architectural, decorating and cooking events. Such efforts help maintain the brands’ outstanding recognition among consumers, particularly Brastemp, which again placed fourth as Brazil’s most recognized brand.

Consul brand gained significant recognition for its social responsibility initiative, Woman CONSULate. The effort is targeted at improving the lives of disadvantaged women. Since its launch in early 2002, CONSULate has recruited more than 350 volunteers and assisted over 20,000 women.

Whirlpool’s subsidiary companies in the region – Multibras and Embraco – were cited by a leading Brazilian business magazine for being among the top 100 companies in the country and among the best to work for. Multibras and Embraco are among only seven of the top 100 named to the list for six consecutive years.

Retailers and customers widely commend the company for its outstanding service, especially through its innovative assistance channels, such as Retailers Service Hotline and Urgent Customer Hotline. In addition, through an Internet contact center, customers can arrange for technical-assistance visits, register suggestions and clarify any concerns they may have about the company’s products.

2002 Annual Report    27

Asia Operating Review

•India, China, Asia /Pacific

[PHOTO APPEARS HERE]

[PHOTO APPEARS HERE]

•Whirlpool Jupiter washer

Among the first widely distributed clothes washers in Asia that use warm water, the Whirlpool Jupiter stain-removal washer eliminates most stains, including those from bicycles and cooking oil, and is gentle on woolen garments.

•Whirlpool microwave

With ease of use and consumer safety in mind, Whirlpool microwave ovens are designed for preparing traditional Indian cuisine and come with a new, unique crisping function to evenly brown breads and other dishes.

KEY STATISTICS

•Leader among Western companies, with No. 1 market position in India

•$391 million in 2002 sales

•$14 million in 2002 operating profit

•Approximately 5,000 employees

BRANDS

Whirlpool

PRINCIPAL PRODUCTS

Washers, Refrigerators, Microwave Ovens,

Air Conditioners, Compressors

HEADQUARTERS

Hong Kong, PRC

MANUFACTURING LOCATIONS

India Faridabad, Pune, Pondicherry

China Shanghai, Shunde

NEW PRODUCTS INTRODUCED IN 2002

•Whirlpool – semi-automatic Whitemagic washer, front-load Whitemagic washer, Icemagic refrigerator with Fast Forward Ice feature, Jupiter front-load and top-load washers, MagiCool air conditioners with Quick Cool technology

28    Asia Operating Review

[PHOTO APPEARS HERE]

•Garrick D’Silva Regional Vice President, Whirlpool Asia

Whirlpool Asia continued to make rapid strides in India and China, the company’s largest markets in the region. In particular, the Whirlpool brand further increased its market share throughout Asia and especially in India, where the brand is No. 1 in the laundry and refrigeration categories.

For the year, revenue of $391 million increased 5 percent.

Whirlpool Asia’s performance was noteworthy, given the economic uncertainties that prevailed in much of the region throughout the year in this highly competitive marketplace. The company continues to build upon its solid operating foundation in the world’s largest and fastest growing home appliance market.

The company’s consumer-focused strategy continued to make deeper inroads throughout the region and largely was responsible for Whirlpool Asia’s 11-percent unit growth, one of the strongest industry performances in the region.

Dozens of new products were launched during the year, 25 alone in India. Among them was a new line of Whirlpool Icemagic refrigerators, with a unique Fast Forward Ice feature that makes ice quicker than ever before. A button on the refrigerators’ exterior control panel activates the quick-ice system.

Other Whirlpool brand introductions in 2002 included a line of MagiCool air conditioners, with their Quick Cool technology to chill rooms fast, and the MagiCook microwave ovens. Following Quick Cool’s successful launch, the product quickly established a solid position for the Whirlpool brand within the air-conditioning segment of the market.

Among the significant introductions in Whirlpool China was the launch of a new Whirlpool 6th Sense clothes washer, with sensor washing technology suited to the China market. In addition, we acquired the remaining 20 percent of the shares from our former partner in a washing machine joint venture in Shanghai.

The company also achieved an environmental milestone when Australia’s Sustainable Energy Development Association recognized Whirlpool as a responsible manufacturer of energy efficient products, becoming the first appliance maker to receive the endorsement.

During the year, the company continued its steady penetration into China’s interior provinces from the country’s coastal region, where Whirlpool enjoys an increasingly strong market presence. The company is overcoming the country’s structural challenges to product distribution by engaging with strategic trade partners. These trade partnerships will help Whirlpool continue to expand its distribution network and take part in the rapidly growing prosperity of China’s domestic market.

Both China and India continued to offer excellent export opportunities for the company. Whirlpool China, for example, manufactures the bulk of the company’s global microwave products. In 2002, Whirlpool India began to manufacture and export new KitchenAid portable appliances to the United States and elsewhere. Early success with blade coffee grinders led to plans to expand the manufacturing line of KitchenAid portables with coffee makers and compact ovens. Whirlpool India continued to maintain its leadership as the country’s top exporter of white goods, shipping to more than 40 countries throughout Asia, the Pacific Rim, the Middle East, Africa, Latin America and the Caribbean.

In addition, India and China are emerging as key technology centers in Whirlpool’s global technology organization. Besides manufacturing the bulk of the company’s microwave products, Whirlpool China also is taking on much of the company’s microwave technology development. In India, Whirlpool’s Pune plant is focusing on refrigeration and air-conditioning technology, while the Pondicherry facility supports the development of the company’s clothes-washing technology.

2002 Annual Report    29

Financial Contents

31	Management’ s Discussion and Analysis
41	Consolidated Statements of Operations
42	Consolidated Balance Sheets
44	Consolidated Statements of Cash Flows
45	Consolidated Statements of Changes in Stockholders’ Equity
46	Notes to Consolidated Financial Statements
70	Reports of Independent Auditors and Management
72	Eleven-Year Consolidated Statistical Review
74	Shareholders’ and Other Information
75	Directors & Executive Committee
76	Senior Officers & Company Addresses

30    Financial Contents

Management’s Discussion and Analysis

RESULTS OF OPERATIONS

The consolidated statements of operations summarize operating results for the last three years. This section of Management’s Discussion and Analysis highlights the main factors affecting changes in operating results during the three-year period.

EARNINGS

Earnings from continuing operations were $262 million in 2002 versus $34 million and $367 million in 2001 and 2000. The significant increase in 2002 relates primarily to the $181 million in after-tax product recall charges recorded in 2001, slightly lower restructuring expenses in 2002 and improved operating performance over 2001. The significant decrease in 2001 versus 2000 is due to the product recall and restructuring expenses recognized in 2001. Charges relating to the cumulative effect of changes in accounting principle and discontinued operations are excluded from earnings from continuing operations but included in net earnings (loss).

Millions of dollars, except per share data	2002	2001	2000
Earnings from continuing operations	$262	$34	$367
Diluted earnings per share from continuing operations	3.78	0.50	5.20
Net earnings (loss)	(394)	21	367
Diluted net earnings (loss) per share	(5.68)	0.31	5.20
Core earnings from operations	420	371	367
Diluted core earnings per share	6.07	5.45	5.20

Whirlpool provides core earnings analysis as a view of the underlying strength of our operations. The term “core earnings” refers to net earnings excluding the cumulative effects of the adoption of new accounting standards, discontinued operations, restructuring and related charges, write-off of asset impairments, and product recall related charges.

Core earnings improved for 2002 due to a strong performance in our North American operations, which achieved strong growth in both sales and earnings, along with a significant improvement in earnings in our European operations and the benefits of our restructuring and ongoing productivity efforts. These combined to offset the effects of economic and political instability in Latin American markets accompanied by severe currency fluctuations for the region.

2002 Annual Report    31

The table below reconciles 2002, 2001 and 2000 net earnings (loss) to core earnings from operations. The adjustments to arrive at core earnings from operations are presented in the table on an after-tax and minority interests basis and reference the related notes to the accompanying consolidated financial statements:

Millions of dollars	2002	2001	2000
Net earnings (loss) – U.S. GAAP	$(394)	$21	$367
Cumulative effect of changes in accounting principle (Notes 1 and 3)	613	(8)	—
Discontinued operations (Note 5)	43	21	—

Earnings from continuing operations	262	34	367

Restructuring and related charges (Note 13)	121	156	—
Write-off of equity interest and advances (Note 7)	22	—	—
Goodwill impairment (Note 3)	9	—	—
Product recall related charges (Note 14)	6	181	—

Core earnings from operations	$420	$371	$367

We expect that the company will continue to face challenging economic conditions worldwide during 2003. Despite this, we expect to see moderate growth during 2003, reflecting an accelerated pace of innovation and continued strengthening of Whirlpool brands throughout the world. We will also recognize additional benefits from the recently completed restructuring initiative and other productivity efforts. As a result, we expect to see improved earnings over 2002 levels.

NET SALES

The total number of units sold in 2002 increased 7.8% over 2001. Consolidated net sales increased 6.5% over 2001, which includes a negative impact from currency fluctuations. Excluding currency impact, net sales increased 7.3%. Excluding the acquisitions of Vitromatic (Whirlpool Mexico) and Polar, as described in Note 4 to the Consolidated Financial Statements, the total number of units and dollars sold increased 4.6% and 4.2%, respectively. Net sales in 2001 were up 3% over 2000 after excluding the impact of currency. The tables below provide the breakdown of units and sales by region.

In thousands	2002	Change	2001	Change	2000
Units Sold:
North America	24,324	13.6%	21,404	3.7%	20,634
Europe	11,024	2.0	10,803	(0.7)	10,876
Latin America	4,386	(7.4)	4,738	(3.7)	4,918
Asia	2,279	11.2	2,050	4.7	1,958
Other/eliminations	(31)	—	(36)	—	(31)

Consolidated	41,982	7.8%	38,959	1.6%	38,355

In thousands	2002	Change	2001	Change	2000
Net Sales:
North America	$7,306	11.0%	$6,581	5.8%	$6,223
Europe	2,199	6.9	2,058	(4.5)	2,156
Latin America	1,266	(14.9)	1,487	(12.8)	1,706
Asia	391	4.8	373	(4.4)	390
Other/eliminations	(146)	—	(156)	—	(150)

Consolidated	$11,016	6.5%	$10,343	0.2%	$10,325

32    Management’s Discussion and Analysis

Significant	regional trends were as follows:

•In 2002, North American unit volumes increased 13.6%. Approximately one-third of the volume increase resulted from the inclusion of Whirlpool Mexico in the company’s consolidated results since July 2002, when the remaining 51% ownership interest was acquired. While the North American industry was up, our market share in the region fell slightly in 2002 from its record levels achieved during 2001. In 2002, net sales increased by slightly less than unit volumes as the current year’s acquisition combined with competitive pricing pressures reduced average sales values.

•European unit volumes increased 2.0% versus 2001 in an industry that was down slightly. The increase is due to the inclusion of sales from Polar, which we acquired in the second quarter of 2002 as described in Note 4 to the Consolidated Financial Statements. Net sales increased by a larger percentage due primarily to positive currency fluctuations. Excluding currency impact, net sales increased 1.7%. European unit volumes were down in 2001 versus 2000 and net sales decreased by a larger percentage due to currency fluctuations and continued pricing pressures.

•Unit shipments in Latin America decreased 7.4% versus 2001 due primarily to political instability and economic volatility in the region. The region’s sales, which were down 14.9% compared to 2001, were also heavily affected by currency fluctuations, including a currency devaluation in Brazil of approximately 35%. Excluding the impact of currency fluctuations, net sales decreased 3.9%, which was less than the decrease in units shipped due to some improvements in product mix and pricing. Net sales were also lower in 2001 versus 2000 due to an economic slowdown in the region, an energy crisis in Brazil and Argentina, and currency fluctuations.

•Asia’s unit sales increased 11.2% over 2001, while net sales increased by 4.8% as product mix and pricing pressures combined to reduce the benefit of higher volumes. Excluding currency fluctuations, net sales increased 5.2%. The region continues to experience increased shipments in both the India and China markets. During 2001, Asia also posted growth in units shipped, but net sales were hurt by currency and product mix issues.

In 2003, we believe appliance industry shipments will increase slightly in North America and Asia, remain flat in Latin America, and decrease slightly in Europe.

GROSS	MARGIN

•The consolidated gross margin percentage in 2002 decreased slightly versus 2001 due primarily to continued global pricing pressures offsetting productivity improvements. The consolidated gross margin percentage declined in 2001 versus 2000 due primarily to the impact of restructuring and related charges. The table below outlines the gross margin percentages by region, excluding the impact of the 2002 and 2001 restructuring related charges of $43 million and $53 million from the regional percentages. The 2002 and 2001 restructuring related charges are included in the consolidated percentages.

	2002	Change		2001	Change		2000
Gross Margin
North America	23.6%	0.1pts		23.5%	(0.8	)pts	24.3%
Europe	22.2	0.9		21.3	(2.0)		23.3
Latin America	23.4	(2.6)		26.0	3.1		22.9
Asia	23.7	(2.5)		26.2	0.1		26.1

Consolidated	23.2%	(0.2	)pts	23.4%	(0.7	)pts	24.1%

Significant regional trends were as follows:

•North American gross margin increased slightly versus 2001 due to productivity improvements partially offset by lower pension credits and increased warranty costs. This increase came on sharply higher sales resulting in improved operating profit for the region. The decline in 2001 versus 2000 was due to unfavorable product and channel mix, lower pension credits and increased warranty costs offsetting productivity improvements.

2002 Annual Report    33

•The European gross margin increased versus 2001 due to productivity improvements and savings from the ongoing restructuring efforts in Europe. In 2001, the gross margin decreased from 2000 levels due to higher material costs, an inventory write-down and continued pricing pressures.

•Latin American gross margin declined versus 2001 due to lower sales levels and higher material prices. The 2001 gross margin improved over 2000 as improved product mix, lower pension costs, productivity gains and restructuring benefits offset material price increases and pricing pressures.

•The Asian gross margin declined versus 2001 due to unfavorable product mix and pricing pressures. Asian gross margin increased slightly in 2001 versus 2000 as productivity improvements and product mix offset pricing pressures due to weakening economies included in this region.

SELLING,	GENERAL AND ADMINISTRATIVE

Consolidated selling, general and administrative expenses as a percent of net sales remained unchanged versus 2001. While selling, general and administrative expenses for the North American region increased over 2001 levels, the region’s increase in expense as a percentage of sales relates to the acquisition of the remaining 51% of Whirlpool Mexico and lower pension credits. Consolidated selling, general and administrative expenses as a percent of net sales for 2001 decreased versus 2000 as cost controls implemented in North America and global restructuring benefits more than offset increased bad debt expense, increased stock compensation costs, new product introduction costs, restructuring related charges and lower pension credits. The table below outlines the selling, general and administrative expenses as a percentage of sales by region, excluding the impact of the 2002 and 2001 restructuring related charges of $17 million and $9 million from the regional amounts. The 2002 and 2001 restructuring related charges are included in the “Corporate/Other” line.

Millions of dollars	2002	As a % of Sales	2001	As a % of Sales	2000	As a % of Sales
Selling, general & administrative expenses
North America	$894	12.2%	$788	12.0%	$825	13.3%
Europe	407	18.5	386	18.8	386	17.9
Latin America	189	15.0	250	16.8	263	15.4
Asia	70	17.8	74	19.9	76	19.4
Corporate/Other	176	—	141	—	101	—

Consolidated	$1,736	15.8%	$1,639	15.8%	$1,651	16.0%

PRODUCT RECALLS

During 2001, we recognized a total of $295 million of pre-tax charges ($181 million after-tax) related to two separate product recalls. These charges were recorded as a separate component of operating profit. During 2002, we recognized additional recall related pre-tax charges of approximately $9 million for one of these recalls. See Note 14 to the Consolidated Financial Statements for a more detailed description of these charges.

RESTRUCTURING AND RELATED CHARGES

During the fourth quarter of 2002, we recognized the remaining charges for the global restructuring plan that was originally announced in December of 2000. The plan, which had a total restructuring and related pre-tax cost of $373 million, is expected to result in more than $200 million in annualized savings once fully implemented. At December 31, 2002, a liability of $122 million remains for actions yet to be implemented under the plan. Actions under the plan include the elimination of over 7,000 positions worldwide, of which approximately 5,000 had been eliminated as of December 31, 2002.

34    Management’s Discussion and Analysis

Our various restructuring initiatives resulted in pre-tax restructuring charges of $101 million and $150 million in 2002 and 2001. These amounts have been identified as a separate component of operating profit. As a result of our restructuring activity, we also recognized $60 million and $62 million in pre-tax restructuring related charges during 2002 and 2001, which were recorded primarily within cost of products sold. See Note 13 to the Consolidated Financial Statements for a more detailed description of these charges and the company’s restructuring program.

OTHER INCOME AND EXPENSE

Interest income and sundry expense, which includes foreign currency gains and losses, financial service fees in Latin America and miscellaneous asset dispositions, increased slightly in expense as compared to 2001, due primarily to lower interest income, and was essentially flat in 2001 versus 2000 levels.

Interest expense decreased $19 million versus 2001, which was $18 million lower than 2000. Both decreases were due to the declining interest rate environment, and the 2002 decrease was further driven by lower average debt levels.

INCOME TAXES

The effective income tax rate from continuing operations was 35% in 2002 (excluding the impact of the restructuring and related charges, the write-off of equity interest and advances, the goodwill impairment and the product recall related charges), 35% in 2001 (excluding the impact of the product recall and restructuring and related charges) and 35% in 2000. Including the impact of the 2002 and 2001 charges mentioned above, the effective tax rate was 39% and 46%, respectively. See the income tax rate reconciliation included in Note 15 to the Consolidated Financial Statements for a description of the significant items impacting our consolidated effective income tax rate. We expect the 2003 effective tax rate from continuing operations to be approximately 36%.

EQUITY IN EARNINGS (LOSS) OF AFFILIATED COMPANIES

The 2002 results were reduced by a $22 million after-tax impairment charge related to the company’s minority investments in and advances to a European business. The company acquired its initial investment in this entity with its purchase of the appliance operations of Philips Electronics N.V. in 1989. Continued deterioration in the German marketplace led to overcapacity in the wood cabinet industry, which resulted in the business revising its estimated future cash flows. These circumstances prompted the company to conduct an impairment review, resulting in the above charge, which is reflected in equity earnings (loss) in the consolidated statement of operations.

DISCONTINUED OPERATIONS

As a result of the United Airlines (“UAL”) bankruptcy filing in December 2002, we wrote off our related investment in leveraged aircraft leases during the fourth quarter of 2002. The write-off resulted in a non-cash charge to discontinued operations of approximately $68 million, or $43 million after tax. Also, as a result of the UAL bankruptcy filing, we reclassified the related $49 million deferred tax liability on the leveraged leases to current taxes payable as of December 31, 2002. These leveraged lease assets were part of our previously discontinued finance company, Whirlpool Financial Corporation.

During the second quarter of 2001, we wrote off an investment in a securitized aircraft portfolio that was also owned by Whirlpool Financial Corporation. The write-off, due primarily to the softening aircraft leasing industry, resulted in a loss from discontinued operations of $35 million, or $21 million after-tax.

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE

The company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002. As a result of this adoption, the company recorded a non-cash, after-tax charge of $613 million.

2002 Annual Report    35

The company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended on January 1, 2001. The adoption of Statement No. 133 resulted in $8 million of income, net of tax, in the company’s statement of operations and a $11 million decrease, net of tax, in stockholders’ equity.

See Notes 1 and 3 to the Consolidated Financial Statements for a more detailed description of these changes in accounting principles.

CASH FLOWS

The statements of cash flows reflect the changes in cash and equivalents for the last three years by classifying transactions into three major categories: operating, investing and financing activities.

OPERATING ACTIVITIES

Our main source of cash flow is from operating activities consisting of net earnings adjusted for changes in operating assets and liabilities, such as receivables, inventories and payables, and for non-cash operating items, such as depreciation.

Cash provided by operating activities totaled $812 million in 2002, $1,024 million in 2001 and $445 million in 2000. The decrease in 2002 relates primarily to the $239 million in product recall payments made during the year and to changes in deferred and current taxes. The increase in 2001 versus 2000 includes a $527 million improvement in working capital cash flows versus 2000, of which $464 million was in accounts receivable.

INVESTING ACTIVITIES

The principal recurring investing activities are capital expenditures, which were $430 million, $378 million and $375 million in 2002, 2001 and 2000, respectively.

On November 18, 2002, we acquired the remaining 20% interest in Whirlpool Narcissus Shanghai Company Limited (“Narcissus”) for $9 million. In accordance with the purchase agreement, 40% of the purchase price was paid during 2002, with the remaining 60% to be paid during 2003.

On July 3, 2002, we acquired the remaining 51% ownership in Vitromatic S.A. de C.V. (Whirlpool Mexico), an appliance manufacturer and distributor in Mexico. The aggregate purchase price was $151 million in cash plus assumption of outstanding debt at the time of acquisition, which totaled $143 million.

On June 5, 2002, we acquired 95% of the shares of Polar S.A. (Polar), a leading major home appliance manufacturer in Poland. The aggregate purchase price was $27 million in cash plus outstanding debt at the time of acquisition, which totaled $19 million.

On October 5, 2001, we closed our position in a portfolio of cross currency interest rate swaps resulting in the receipt of $209 million.

On January 7, 2000, we completed our tender offer for the outstanding publicly traded shares in Brazil of our subsidiaries Brasmotor and Multibras S.A. Eletrodomesticos (Multibras). In completing the offer, we purchased additional shares of Brasmotor and Multibras for $283 million, bringing our equity interest in these companies to approximately 94%. With this additional investment, our combined equity interest in all Brazilian subsidiaries increased from approximately 55% to approximately 87%.

FINANCING ACTIVITIES

Total borrowings (repayments) of short-term and long-term debt were $(152) million, $(569) million and $546 million in 2002, 2001 and 2000, respectively, excluding the effect of currency fluctuations and acquired debt.

On July 3, 2001, we issued 300 million euro denominated 5.875% Notes, due 2006. The notes are general obligations of the company, and the proceeds were used for general corporate purposes.

36    Management’s Discussion and Analysis

Dividends paid to stockholders totaled $91 million, $113 million and $70 million in 2002, 2001 and 2000, respectively. The large payment in 2001 was affected by the timing of funding for the fourth quarter 2000 payment, which was paid on January 2, 2001.

Under our stock repurchase program, we purchased 0.7 million shares ($46 million) in 2002, 0.7 million shares ($43 million) in 2001 and 8.7 million shares ($427 million) in 2000. See Note 11 to the Consolidated Financial Statements for additional detail on the company’s stock repurchase program.

FINANCIAL CONDITION AND LIQUIDITY

Our financial position remains strong. At December 31, 2002, our total assets were $6.6 billion versus $7.0 billion at the end of 2001. Stockholders’ equity declined from $1.5 billion at the end of 2001 to $0.7 billion at the end of 2002. The decreases were primarily the result of a $613 million charge relating to the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” a $151 million charge to equity to recognize a minimum liability on defined benefit pension plans and $148 million in foreign currency translation adjustments.

During 2002, long-term debt of $162 million was assumed through our acquisitions of Whirlpool Mexico and Polar. Excluding this assumed debt, total debt for the company decreased by $100 million, as strong cash flows funded the acquisition costs and were used to reduce indebtedness.

In May 2002, we renewed our existing $400 million committed 364-day credit facility for another 364 days. We also have a $800 million committed credit facility that was entered into on June 1, 2001, and matures in 2006. These committed facilities support our commercial paper programs and other operating needs. There were no borrowings under these facilities during 2002 or 2001. We were in full compliance with our bank covenants throughout both 2002 and 2001. None of our material debt agreements requires accelerated repayment in the event of a decrease in credit ratings. Our debt continues to be rated investment grade by Moody’s (Baa1), Standard & Poor’s (BBB+) and Fitch (A-).

We guarantee the indebtedness of a European affiliate and certain customers of a Brazilian subsidiary as discussed in Note 9 to the Consolidated Financial Statements. We do not expect these guarantees to have a material effect on our financial condition or liquidity.

We believe that our capital resources and liquidity position at December 31, 2002, are adequate to meet anticipated business needs and to fund future growth opportunities. Currently, we have access to capital markets in the U.S. and internationally. See Note 8 to the Consolidated Financial Statements for additional details on our committed credit facilities and debt obligations.

OTHER MATTERS

In December 1996, Multibras and Empresa Brasileira de Compressores S.A. (Embraco), Brazilian subsidiaries, were granted additional export incentives in connection with the Brazilian government’s export incentive program (Befiex). These incentives allowed the use of credits as an offset against current Brazilian federal excise tax on domestic sales. We recognized credits of $42 million, $53 million and $52 million in 2002, 2001 and 2000, respectively, as a reduction of current excise taxes payable and, therefore, an increase in net sales. The company’s remaining credits are approximately $207 million at December 31, 2002. However, we do not expect to recognize additional Befiex credits beyond the first quarter of 2003 until the calculation of the credit, which is currently under review, is confirmed by the Brazilian courts.

At December 31, 2002, our defined benefit pension plans were underfunded on a combined basis. Poor equity market performance reduced the value of pension assets, while extremely low interest rates reduced the discount rate, which increased the present value of liabilities. As a result, we recorded a $151 million, after-tax, non-cash charge to equity during the fourth quarter of 2002 to recognize a minimum liability as required under SFAS No. 87, “Employers’ Accounting for Pensions.” We recognized consolidated pre-tax pension credits of $24 million, $70 million and $98 million in 2002, 2001 and 2000. The assumptions used in determining our obligation under our U.S. pension plans at

2002 Annual Report    37

the end of 2002 included an expected return on assets of 8.75% versus 10.00% at the end of 2001, and a discount rate of 6.75% versus 7.50% at the end of 2001. Our expected return on assets of 8.75% is based on historical market returns between 1926 and 2002 applied to our allocation of plan assets. We currently expect that U.S. pension expense for 2003 will be approximately $63 million, based on the lower asset return rate and discount rate assumptions. Consolidated expense is anticipated to be approximately $76 million.

Although most of its assets have been divested, Whirlpool Financial Corporation remains a legal entity with assets consisting primarily of a leveraged lease portfolio. The portfolio includes investments in aircraft leveraged leases and is affected by the economic conditions of the aviation industry. See Note 5 to the Consolidated Financial Statements. The company continues to monitor its arrangements with the lessees and the value of the underlying assets.

CRITICAL ACCOUNTING POLICIES

Management has evaluated the accounting policies used in the preparation of the accompanying financial statements and related notes, and believes those policies to be reasonable and appropriate. Our accounting policies are described in Note 1 to the Consolidated Financial Statements. Certain of these accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Our critical accounting policies include the following:

Pension and Other Postretirement Benefits

Accounting for pensions and other postretirement benefits involves estimating the costs of future benefits and attributing the cost over the employee’s expected period of employment with the company. The determination of our obligation and expense for these costs requires the use of certain assumptions. Those assumptions are included in Note 16 to the Consolidated Financial Statements and include, among others, the discount rate, expected long-term rate of return on plan assets, and rates of increase in compensation and healthcare costs. In accordance with generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate given current economic conditions and our actual experience, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other postretirement obligations and related future expense.

Income Taxes

As part of the process of preparing our consolidated financial statements, we estimate our income taxes in each of the taxing jurisdictions in which we operate. This process involves estimating our actual current tax expense together with assessing any temporary differences resulting from the different treatment of certain items, such as the timing for recognizing expenses, for tax and accounting purposes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” These differences may result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We are required to assess the likelihood that our deferred tax assets, which include net operating loss carryforwards and temporary differences that are expected to be deductible in future years, will be recoverable. If recovery is not likely, we provide a valuation allowance based on our estimates of future taxable income in the various taxing jurisdictions, and the amount of deferred taxes that are ultimately realizable. If future taxable income was lower than expected or if tax planning strategies were not available as anticipated, we may record additional valuation allowances through income tax expense in the period such determination is made. Likewise, if we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amounts, an adjustment to the deferred tax asset would increase income in the period such determination is made. As of December 31, 2002, we had total deferred tax assets of $698 million, net of valuation allowances of $65 million (see Note 15 to the Consolidated Financial Statements).

38    Management’s Discussion and Analysis

In addition, we operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In our opinion, adequate provisions for income taxes have been made for all years.

Befiex Credits

As discussed above, our Brazilian subsidiaries have been recognizing benefits under the Brazilian government’s export incentive program (Befiex) as an offset against current Brazilian federal excise tax on domestic sales. Since the initial granting of these credits in 1996, it has been our policy to recognize these credits as they have been monetized. There have been, however, ongoing legal proceedings relating to this program, and it is presently under review within the Brazilian court system. We have chosen not to recognize any of our remaining credits of $207 million under the program beyond the first quarter of 2003 until the Brazilian courts have confirmed the method used to calculate those remaining credits.

Product Recall

The establishment of a liability for product recall expenses is occasionally required and is impacted by several factors, such as customer response rate, consumer options, field repair costs, inventory repair costs, extended warranty costs, communication structure, and other miscellaneous costs, such as legal, logistics and consulting. The customer response rate, which represents an estimate of the total number of units to be serviced as a percentage of the total number of units impacted by the recall, is the most significant factor in estimating the total cost of each recall. These rates are impacted by several factors, including the type of product, the year manufactured, age of the product sold, and current and past experience factors. Significant differences between our assumptions and our actual experience or significant changes in our assumptions could have a material impact on our product recall reserves, if any.

MARKET RISK

We are exposed to market risk from changes in foreign currency exchange rates, domestic and foreign interest rates, and commodity prices, which can affect our operating results and overall financial condition. We manage our exposure to these market risks through our operating and financing activities, and, when deemed appropriate, through the use of derivative financial instruments. Derivative financial instruments are viewed as risk management tools and are not used for speculation or for trading purposes. Derivative financial instruments are entered into with a diversified group of investment grade counterparties to reduce our exposure to nonperformance on such instruments. Our sensitivity analysis reflects the effects of changes in market risk but does not factor in potential business risks of the counterparties or appropriate use of instruments.

We use foreign currency forward contracts to hedge the price risk associated with firmly committed and forecasted cross-border payments and receipts related to our ongoing business and operational financing activities. Foreign currency contracts are sensitive to changes in foreign currency exchange rates. At December 31, 2002, a 10% unfavorable exchange rate movement in our portfolio of foreign currency forward contracts would have resulted in an incremental unrealized loss of $65 million, while a 10% favorable shift would have resulted in an incremental unrealized gain of $72 million. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying exposures.

We use commodity swap contracts to hedge the price risk associated with firmly committed and forecasted commodities purchases that are not fixed directly through supply contracts. As of December 31, 2002, a 10% unfavorable shift in commodity prices would have resulted in an incremental loss of $3 million, while a 10% favorable shift would have resulted in an incremental gain of $3 million.

We utilize interest rate swaps to hedge our interest rate risk. As of December 31, 2002, a 10% shift in interest rates would have resulted in an incremental $1 million gain or loss related to these contracts.

2002 Annual Report    39

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the company. Management’s Discussion and Analysis and other sections of this report may contain forward-looking statements that reflect our current views with respect to future events and financial performance.

Certain statements contained in this annual report and other written and oral statements made from time to time by the company do not relate strictly to historical or current facts. As such, they are considered “forward-looking statements” which provide current expectations or forecasts of future events. Such statements can be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could,” “possible,” “plan,” “project,” “will,” “forecast,” and similar words or expressions. Our forward-looking statements generally relate to our growth strategies, financial results, product development and sales efforts. These forward-looking statements should be considered with the understanding that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions. Consequently, no forward-looking statement can be guaranteed, and actual results may vary materially.

Many factors could cause actual results to differ materially from the company’s forward-looking statements. Among these factors are: (1) competitive pressure to reduce prices; (2) the ability to gain or maintain market share in intensely competitive global markets; (3) the success of our global strategy to develop brand differentiation and brand loyalty; (4) our ability to control operating and selling costs, and to maintain profit margins during industry downturns; (5) the success of our Latin American businesses operating in challenging and volatile environments; (6) continuation of our strong relationship with Sears, Roebuck and Co. in North America, which accounted for approximately 21% of our consolidated net sales of $11 billion in 2002; (7) currency exchange rate fluctuations; (8) social, economic and political volatility in developing markets; (9) continuing uncertainty in the North American, Latin American, Asian and European economies; (10) changes in North America’s consumer preferences regarding how appliances are purchased; (11) the effectiveness of the series of restructuring actions the company has announced and/or completed through 2002; and (12) the threat of terrorist activities or the possibility of war.

We undertake no obligation to update every forward-looking statement, and investors are advised to review disclosures in our filings with the Securities and Exchange Commission. It is not possible to foresee or identify all factors that could cause actual results to differ from expected or historic results. Therefore, investors should not consider the foregoing factors to be an exhaustive statement of all risks, uncertainties, or factors that could potentially cause actual results to differ.

40    Management’s Discussion and Analysis

Consolidated Statements of Operations

Year Ended December 31 – Millions of dollars except per share data	2002	2001	2000
Net sales	$11,016	$10,343	$10,325
Expenses
Cost of products sold	8,464	7,925	7,838
Selling, general and administrative	1,736	1,639	1,651
Intangible amortization	14	28	29
Product recall costs	9	295	—
Restructuring costs	101	150	—

Operating Profit	692	306	807

Other income (expense)
Interest income and sundry	(54)	(51)	(50)
Interest expense	(143)	(162)	(180)

Earnings from continuing operations before income taxes and other items	495	93	577
Income taxes	193	43	200

Earnings from continuing operations
before equity earnings and minority interests	302	50	377
Equity in earnings (loss) of affiliated companies	(27)	(4)	3
Minority interests	(13)	(12)	(13)

Earnings from continuing operations	262	34	367
Discontinued operations, net of tax	(43)	(21)	—
Cumulative effect of change in accounting principle, net of tax	(613)	8	—

Net earnings (loss)	$(394)	$21	$367

Per share of common stock
Basic earnings from continuing operations	$3.86	$0.51	$5.24
Discontinued operations, net of tax	(0.62)	(0.32)	—
Cumulative effect of change in accounting principle, net of tax	(9.03)	0.12	—

Basic net earnings (loss)	$(5.79)	$0.31	$5.24

Diluted earnings from continuing operations	$3.78	$0.50	$5.20
Discontinued operations, net of tax	(0.62)	(0.31)	—
Cumulative effect of change in accounting principle, net of tax	(8.84)	0.12	—

Diluted net earnings (loss)	$(5.68)	$0.31	$5.20

Dividends	$1.36	$1.36	$1.36
Weighted-average shares outstanding: (millions)
Basic	67.9	66.7	70.2
Diluted	69.3	68.0	70.6

See notes to consolidated financial statements

2002 Annual Report    41

Consolidated Balance Sheets

December 31 – Millions of dollars	2002	2001
ASSETS
Current assets
Cash and equivalents	$192	$316
Trade receivables, less allowances (2002: $94; 2001: $93)	1,781	1,515
Inventories	1,089	1,110
Prepaid expenses and other	64	59
Deferred income taxes	83	176
Other current assets	118	135

Total Current Assets	3,327	3,311

Other assets
Investment in affiliated companies	7	117
Goodwill, net	161	685
Other intangibles, net	182	23
Deferred income taxes	437	354
Prepaid pension costs	43	208
Other assets	136	217

	966	1,604
Property, plant and equipment
Land	87	56
Buildings	954	886
Machinery and equipment	4,793	4,372
Accumulated depreciation	(3,496)	(3,262)

	2,338	2,052

Total Assets	$6,631	$6,967

42    Consolidated Balance Sheets

December 31 –Millions of dollars	2002	2001
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Notes payable	$221	$148
Accounts payable	1,631	1,427
Employee compensation	273	252
Deferred income taxes	100	102
Accrued expenses	664	623
Restructuring costs	122	77
Accrued product recalls	—	239
Other current liabilities	283	195
Current maturities of long-term debt	211	19

Total Current Liabilities	3,505	3,082

Other liabilities
Deferred income taxes	117	177
Pension benefits	358	143
Postemployment benefits	487	480
Product warranty	57	45
Other liabilities	198	160
Long-term debt	1,092	1,295

	2,309	2,300

Minority interests	78	127

Stockholders’ equity
Common stock, $1 par value:	87	86
Authorized – 250 million shares
Issued – 87 million shares (2002); 85 million shares (2001)
Outstanding – 68 million shares (2002); 67 million shares (2001)
Paid-in capital	582	480
Retained earnings	1,985	2,470
Accumulated other comprehensive income (loss)	(999)	(697)
Treasury stock – 19 million shares (2002); 18 million shares (2001)	(916)	(881)

Total Stockholders’ Equity	739	1,458

Total Liabilities and Stockholders’ Equity	$6,631	$6,967

See notes to consolidated financial statements

2002 Annual Report    43

Consolidated Statements of Cash Flows

Year ended December 31 – Millions of dollars	2002	2001	2000
Operating activities
Net earnings (loss)	$(394)	$21	$367
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Cumulative effect of a change in accounting principle	613	(8)	—
Equity in earnings (losses) of affiliated companies, less dividends received	27	4	(3)
Loss on disposition of assets	32	33	15
Loss on discontinued operations	43	21	–
Depreciation and amortization	405	396	400
Changes in assets and liabilities, net of business acquisitions:
Trade receivables	(67)	116	(348)
Inventories	101	(26)	(80)
Accounts payable	63	230	221
Product recalls	(239)	239	—
Restructuring charges, net of cash paid	33	74	(43)
Taxes deferred and payable, net	157	(129)	11
Tax paid on cross currency interest rate swap gain	(86)	—	—
Other – net	124	53	(95)

Cash Provided by Operating Activities	$812	$1,024	$445

Investing activities
Capital expenditures	$(430)	$(378)	$(375)
Acquisitions of businesses, less cash acquired	(179)	—	(283)
Proceeds of cross-currency interest rate swaps	—	209	—

Cash Used for Investing Activities	$(609)	$(169)	$(658)

Financing activities
Net proceeds (repayments) of short-term borrowings	$(165)	$(790)	$628
Proceeds of long-term debt	6	301	326
Repayments of long-term debt	(30)	(80)	(408)
Dividends paid	(91)	(113)	(70)
Purchase of treasury stock	(46)	(43)	(427)
Other – net	3	72	27

Cash Provided by (used for) Financing Activities	$(323)	$(653)	$76

Effect of Exchange Rate Changes on Cash and Equivalents	$(4)	$—	$(10)

Increase (Decrease) in Cash and Equivalents	$(124)	$202	$(147)
Cash and Equivalents at Beginning of Year	316	114	261

Cash and Equivalents at End of Year	$192	$316	$114

See notes to consolidated financial statements

44    Consolidated Statements of Cash Flows

Consolidated Statements of Changes in Stockholders’ Equity

Millions of dollars	Common Stock	Treasury Stock/ Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balances, January 1, 2000	$84	$(42)	$(443)	$2,268	$1,867
Comprehensive income
Net earnings				367	367
Minimum pension liability adjustments, net of tax of $4			(5)		(5)
Foreign currency items, net of tax of $15			(47)		(47)

Comprehensive income					315

Common stock repurchased		(427)			(427)
Common stock issued		25			25
Dividends declared on common stock				(96)	(96)

Balances, December 31, 2000	$84	$(444)	$(495)	$2,539	$1,684

Comprehensive loss
Net earnings				21	21
Cumulative effect of change in accounting principle, net of tax of $7			(11)		(11)
Unrealized loss on derivative financial instruments, net of tax of $2			(6)		(6)
Minimum pension liability adjustments, net of tax of $4			(7)		(7)
Foreign currency items, net of tax of $3			(178)		(178)

Comprehensive loss					(181)

Common stock repurchased		(43)			(43)
Common stock issued	2	86			88
Dividends declared on common stock				(90)	(90)

Balances, December 31, 2001	$86	$(401)	$(697)	$2,470	$1,458

Comprehensive loss
Net loss				(394)	(394)
Unrealized loss on derivative financial instruments			(3)		(3)
Minimum pension liability adjustments, net of tax of $100			(151)		(151)
Foreign currency items			(148)		(148)

Comprehensive loss					(696)

Common stock repurchased, net of reissuances		(35)			(35)
Common stock issued	1	102			103
Dividends declared on common stock				(91)	(91)

Balances, December 31, 2002	$87	$(334)	$(999)	$1,985	$739

See notes to consolidated financial statements

2002 Annual Report    45

Notes to Consolidated Financial Statements

• 01 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Nature of Operations

Whirlpool Corporation is the world’s leading manufacturer and marketer of major home appliances. The company manufactures in nine countries under nine major brand names and markets products to distributors and retailers in more than 170 countries.

Principles of Consolidation

The consolidated financial statements include all majority-owned subsidiaries. Investments in affiliated companies, consisting principally of direct voting interests of 40% and 49% in two other international companies principally engaged in the manufacture and sale of major home appliances or related component parts, are accounted for by the equity method. All intercompany transactions have been eliminated upon consolidation.

Use of Estimates

Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Sales are recorded when title passes to the customer. The point at which title passes is determined by the shipping terms, which generally designate a transfer of title to the customer as soon as the product is shipped. Allowances for estimated returns are made on sales of certain products based on historical return rates for the products involved.

Accounts Receivable and Allowance for Doubtful Accounts

The company carries its accounts receivable at their face amounts less an allowance for doubtful accounts. On a periodic basis, the company evaluates its accounts receivable and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances and credit conditions and based on a history of write-offs and collections. The company’s policy is to generally not charge interest on trade receivables after the invoice becomes past due. A receivable is considered past due if payments have not been received within agreed upon invoice terms.

Freight and Warehousing Costs

Freight-out and warehousing costs included in selling, general and administrative expenses in the statements of operations were $520 million, $497 million and $470 million in 2002, 2001 and 2000, respectively.

Cash and Equivalents

All highly liquid debt instruments purchased with a maturity of three months or less are considered cash equivalents.

Inventories

Inventories are stated at first-in, first-out (FIFO) cost, except U.S. production inventories, which are stated at last-in, first-out (LIFO) cost, and Brazilian inventories, which are stated at average cost. Costs do not exceed realizable values.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation of plant and equipment is computed using the straight-line method based on the estimated useful lives of the assets. Useful lives for buildings range from 25 to 40 years, and machinery and equipment range from three to 10 years. Assets recorded under capital leases are included in property, plant and equipment.

46    Notes to Consolidated Financial Statements

Research and Development Costs

Research and development costs are charged to expense as incurred. Such costs were $282 million, $231 million and $254 million in 2002, 2001 and 2000, respectively.

Advertising Costs

Advertising costs are charged to expense as incurred. Such costs were $176 million, $177 million and $191 million in 2002, 2001 and 2000, respectively.

Foreign Currency Translation

The functional currency for the company’s international subsidiaries and affiliates is typically the local currency. Certain international subsidiaries utilize the U.S. dollar as the functional currency.

Derivative Financial Instruments

On January 1, 2001, the company adopted Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The adoption of SFAS No. 133 resulted in a cumulative effect of an accounting change of $8 million of income, net of tax, in the company’s statement of operations and a $11 million decrease, net of tax, in stockholders’ equity. As a result of the adoption of SFAS No. 133, the company recognizes all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the company must designate the hedging instrument, based upon the exposure being hedged, as a cash flow hedge, fair value hedge, or a hedge of a net investment in a foreign operation.

Cash flow hedges are hedges that use derivatives to offset the variability of expected future cash flows. The effective portion of the unrealized gain or loss on a derivative instrument designated as a cash flow hedge is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same line item associated with the hedged transaction in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the unrealized gain or loss on the derivative instrument, if any, is recognized in other income (expense) in current earnings during the period of change.

Fair value hedges are hedges that eliminate the risk of changes in the fair values of assets, liabilities and certain types of firm commitments. The gain or loss on a derivative instrument designated as a fair value hedge and the offsetting loss or gain on the hedged item are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values.

Net investment hedge designation refers to the use of derivative contracts or cash instruments to hedge the foreign currency exposure of a net investment in a foreign operation. For those derivatives that qualify as net investment hedges, the effective portion of any unrealized gain or loss is reported in accumulated other comprehensive income as part of the cumulative translation adjustment. Any ineffective portion of net investment hedges is recognized in other income (expense) in current earnings during the period of change.

For derivative instruments not designated as hedging instruments, the unrealized gain or loss is recognized in other income (expense) in current earnings during the period of change.

2002 Annual Report    47

Stock-Based Employee Compensation

Stock option and incentive plans are accounted for under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. The company has adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” but has not adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended. Had the company elected to adopt the recognition provisions of SFAS No. 123, pro forma net earnings (loss) and diluted net earnings (loss) per share would be as follows:

Year ended December 31 – Millions of dollars, except per share data	2002	2001	2000
Compensation cost included in earnings as reported (net of tax benefits)	$12	$16	$1
Pro forma total fair value compensation cost (net of tax benefits)	$25	$29	$13

Net earnings (loss)
As reported	$(394)	$21	$367
Pro forma	(407)	8	355

Basic net earnings (loss) per share
As reported	$(5.79)	$0.31	$5.24
Pro forma	(5.99)	0.12	5.06

Diluted net earnings (loss) per share
As reported	$(5.68)	$0.31	$5.20
Pro forma	(5.87)	0.12	5.03

Net Earnings Per Common Share (in thousands)

Diluted net earnings per share of common stock includes the dilutive effect of stock options and stock based compensation plans. For the year ended December 31, 2002, 2001 and 2000, a total of 1,885 options, 619 options, and 4,820 options, respectively, were excluded from the calculation of diluted earnings per share because their exercise prices would render them anti-dilutive.

Reclassifications

Certain reclassifications have been made to prior year data to conform to the current year presentation which had no effect on net income reported for any period.

• 02 NEW ACCOUNTING STANDARDS

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Interpretation includes additional disclosure provisions as well as recognition and measurement provisions which require a liability to be recorded for certain guarantees at fair value. The disclosure requirements of this interpretation have been adopted by the company at December 31, 2002. The recognition and measurement provisions became effective for the company on January 1, 2003, and are not expected to have a material effect on the company.

• 03 GOODWILL AND OTHER INTANGIBLES

Goodwill

The company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002.

48    Notes to Consolidated Financial Statements

The following table provides comparative net earnings (loss) and net earnings (loss) per share had the non-amortization provisions of SFAS No. 142 been adopted for all periods presented:

Millions of dollars, except per share data	2002	2001	2000
Reported net earnings (loss)	$(394)	$21	$367
Goodwill amortization	—	27	27

Adjusted net earnings (loss)	$(394)	$48	$394

Basic earnings per share
Reported net earnings (loss)	$(5.79)	$.31	$5.24
Goodwill amortization	—	.40	.38

Adjusted net earnings (loss)	$(5.79)	$.71	$5.62

Diluted earnings per share
Reported net earnings (loss)	$(5.68)	$.31	$5.20
Goodwill amortization	—	.40	.38

Adjusted net earnings (loss)	$(5.68)	$.71	$5.58

The company completed the transitional goodwill impairment review of its reporting units and recorded a non-cash after-tax charge of $613 million, or $8.84 per diluted share, as a cumulative effect of a change in accounting principle in 2002. An additional impairment of $9 million, after tax, was recognized as a charge to operations during the fourth quarter of 2002 relating to goodwill acquired in Asia (see Note 4).

The following table summarizes the impairment charges by reporting unit as well as the changes in the carrying amount of goodwill for the year ended December 31, 2002:

Reporting Unit – Millions of dollars	Beginning of Year	Impairment Charges	Acquisitions	End of Year
North America	$68	$—	$89	$157
Europe	367	(367)	—	—
Latin America	64	(60)	—	4
Asia	186	(195)	9	—

Total	$685	$(622)	$98	$161

The goodwill in Europe was related primarily to the company’s acquisition in 1989 (53%) and 1991 (47%) of the major appliance business of Philips Electronics N.V. The Latin American goodwill was mainly generated by the company’s majority ownership expansion in 1997 of its Brazilian affiliates. Within the Asian business segment, the majority of goodwill arose in 1995 due to the acquisition of a majority interest in Kelvinator of India, Ltd., and expansion into China.

The company determined the fair value of each reporting unit using a discounted cash flow approach taking into consideration projections based on the individual characteristics of the reporting units, historical trends and market multiples for comparable businesses. The resulting impairment was primarily attributable to a change in the evaluation criteria for goodwill utilized under previous accounting guidance to the fair value approach stipulated in SFAS No. 142. External factors such as increased regional competition and global economic conditions also negatively impacted the value of these acquisitions.

2002 Annual Report    49

Other Intangible Assets

Other intangibles are comprised of the following:

December 31 – Millions of dollars	2002	2001
Trademarks (indefinite-lived)	$49	$13
Patents and non-compete agreements	5	10
Pension related	128	—

Total other intangible assets, net	$182	$23

The balance at December 31, 2002, includes trademarks acquired as part of the Whirlpool Mexico and Polar acquisitions (see Note 4), and intangible assets related to minimum pension liabilities (see Note 16). Accumulated amortization totaled $21 million and $16 million at December 31, 2002 and 2001.

•  04 BUSINESS ACQUISITIONS

Whirlpool Mexico

On July 3, 2002, the company acquired the remaining 51% ownership in Vitromatic S.A. de C.V. (now called Whirlpool Mexico), an appliance manufacturer and distributor in Mexico. Prior to that date, the company’s 49% ownership in Whirlpool Mexico was accounted for as an equity investment. Whirlpool Mexico has been included in the consolidated financial statements within the North American operating segment since the acquisition date. The aggregate purchase price was $151 million in cash plus outstanding debt at the time of acquisition, which totaled $143 million. The transaction resulted in goodwill of $89 million, and is expected to result in additional synergies and operational benefits. The transaction also generated approximately $15 million in indefinite-lived intangible assets related to trademarks owned by Whirlpool Mexico.

The Whirlpool Mexico opening balance sheet is summarized (in millions of dollars) as follows:

ASSETS
Current assets
Trade receivables, net	$130
Inventories	60
Other current assets	15

Total Current Assets	205

Other assets
Property, plant and equipment	245
Goodwill	89
Other intangibles	15

Total Assets	$554

50    Notes to Consolidated Financial Statements

LIABILITIES AND STOCKHOLDER’ S EQUITY
Current liabilities
Accounts payable	$112
Notes payable	132

Total Current Liabilities	244

Other liabilities
Other liabilities	80

Total Other Liabilities	80

Total Stockholder’s Equity	230

Total Liabilities and Stockholder’s Equity	$554

Polar

On June 5, 2002, the company acquired 95% of the shares of Polar S.A. (Polar), a leading major home appliance manufacturer in Poland. The results of Polar’s operations have been included in the consolidated financial statements since that date. The aggregate purchase price was $27 million in cash plus outstanding debt at the time of acquisition, which totaled $19 million. The transaction also generated $17 million in indefinite-lived intangible assets related to trademarks owned by Polar. The operations of Polar have been included in the company’s European operating segment.

Other

On November 18, 2002, the company acquired the remaining 20% interest in Whirlpool Narcissus Shanghai Company Limited (“Narcissus”) for $9 million. Narcissus is a home appliance manufacturing company located in Shanghai, China. The transaction was largely necessitated by the exercise of a put option by the minority partner arising out of an amendment to the joint venture contract agreed to in February 1998. The purchase resulted in $9 million of goodwill, which was subsequently written off as impaired goodwill under the requirements of SFAS No. 142, “Goodwill and Other Intangible Assets.” The entity is now a wholly owned subsidiary of the company.

On January 7, 2000, the company completed its tender offer for the outstanding publicly traded shares in Brazil of its subsidiaries Brasmotor S.A. (Brasmotor) and Multibras S.A. Eletrodomesticos (Multibras). In completing the offer, the company purchased additional shares of Brasmotor and Multibras for $283 million, bringing its equity interest in these companies to approximately 94%. Including Embraco, the company’s equity interest in its Brazilian subsidiaries increased from approximately 55% to approximately 87%.

• 05 DISCONTINUED OPERATIONS

In 1997, the company discontinued its financing operations, Whirlpool Financial Corporation (WFC), and sold the majority of its assets. The remaining assets consist primarily of an investment in a portfolio of leveraged leases, which are recorded in other non-current assets in the balance sheets and totaled $44 million and $123 million, net of related reserves, at December 31, 2002 and 2001, respectively.

During the fourth quarter of 2002, the company wrote off WFC’s investment in leveraged aircraft leases relating to United Airlines (UAL) as a result of UAL’s filing for bankruptcy protection. The write-off resulted in a non-cash charge of $68 million, or $43 million after tax. The company also reclassified $49 million in related long-term deferred tax liabilities to current taxes payable, which is included in other current liabilities on the company’s Consolidated Balance Sheet.

2002 Annual Report    51

During the second quarter of 2001, the company wrote off a portion of WFC’s investment in securitized aircraft leases. The write-off, due primarily to the softening aircraft leasing industry, resulted in a loss from discontinued operations of $35 million, or $21 million after-tax.

• 06 INVENTORIES

December 31 – Millions of dollars	2002	2001
Finished products	$928	$949
Work in process	71	58
Raw materials	226	239

	1,225	1,246
Less excess of FIFO cost over LIFO cost	(136)	(136)

Total inventories	$1,089	$1,110

LIFO inventories represent approximately 33% and 39% of total inventories at December 31, 2002 and 2001, respectively.

• 07 ASSET IMPAIRMENT

The company recorded a $22 million after-tax impairment charge in the second quarter of 2002 related to its minority investments in and advances to a European business. The company acquired its initial investment in this entity with its purchase of the appliance operations of Philips Electronics N.V. in 1989. Continued deterioration in the marketplace led to overcapacity in the wood cabinet industry, which resulted in the business revising its estimated future cash flows. These circumstances prompted the company to conduct an impairment review, resulting in the above charge, which is reflected in equity earnings (loss) in the consolidated statement of operations.

• 08 FINANCING ARRANGEMENTS

Notes Payable and Debt

At December 31, 2002, the company had committed unsecured revolving lines of credit available from banks totaling $1.2 billion. The lines of credit are comprised of a committed $800 million credit agreement, which expires in June 2006, and a committed $400 million 364-day credit agreement maturing in May 2003. These committed lines support the company’s commercial paper programs and other liquidity needs. The interest rate for borrowing under the credit agreements is generally based on the London Interbank Offered Rate plus a spread that reflects the company’s debt rating. The credit agreements require that the company maintain a maximum debt to EBITDA ratio and a minimum interest coverage ratio. At December 31, 2002, the company was in compliance with its financial covenants. The credit agreements provide the company with access to adequate and competitive funding under unusual market conditions. During 2002, there were no borrowings outstanding under the credit agreements.

Notes payable consist of the following:

December 31 – Millions of dollars	2002	2001
Payable to banks	$208	$139
Commercial paper	13	9

Total notes payable	$221	$148

52    Notes to Consolidated Financial Statements

The fair value of the company’s notes payable approximates the carrying amount due to the short maturity of these obligations. The weighted average interest rate on notes payable was 5.7% and 7.6% at December 31, 2002 and 2001.

Long-term debt consists of the following:

December 31 – Millions of dollars	2002	2001
Debentures – 9% due 2003	$200	$200
Eurobonds (EUR 300 million) – 5.875% due 2006	310	264
Debentures – 9.1% due 2008	125	125
Notes – 8.6% due 2010	325	325
Debentures – 7.75% due 2016	243	243
Other (various interest rates with maturities of 2002-2012)	100	157

	$1,303	$1,314
Less current maturities	211	19

Total long-term debt, net of current maturities	$1,092	$1,295

Annual maturities of long-term debt in the next five years are $211 million, $15 million, $5 million, $318 million and $8 million.

The company paid interest on short-term and long-term debt totaling $141 million, $151 million and $181 million in 2002, 2001 and 2000, respectively.

The fair value of long-term debt (including current maturities) was $1,457 million and $1,348 million as of December 31, 2002 and 2001, and was estimated using discounted cash flow analyses based on incremental borrowing rates for similar types of borrowing arrangements.

Preferred Stock

Although most of its assets have been divested, WFC remains a legal entity with assets consisting primarily of leveraged leases (see Note 5). WFC also has 349,300 shares of Series B preferred stock outstanding as of December 31, 2002, with a face value of $100 per share, an annual dividend of $6.55 per share and a mandatory redemption date of September 1, 2008. As of December 31, 2001, WFC had the above listed Series B preferred stock outstanding as well as 250,000 shares of Series C preferred stock outstanding with a face value of $100 per share, an annual dividend of $6.09 per share and a mandatory redemption date of February 1, 2002. The Series C preferred stock was redeemed on the mandatory redemption date. The preferred stock amounts are included within minority interests in the consolidated balance sheets, and the carrying amounts approximate fair value.

The preferred stockholders are entitled to vote together on a share-for-share basis with WFC’s common stockholder, Whirlpool Corporation. Preferred stock dividends are payable quarterly. At its option, WFC may redeem the Series B at any time on or after September 1, 2003. The redemption price is $100 per share plus any accrued unpaid dividends and the applicable redemption premium, if redeemed early. Commencing September 1, 2003, WFC must pay $1,750,000 per year to a sinking fund for the benefit of the Series B preferred stockholders, with a final payment of $26,250,000 due on or before September 1, 2008.

The company and WFC are parties to a support agreement. Pursuant to the agreement, if at the close of any quarter WFC’s net earnings available for fixed charges (as defined) for the preceding 12 months is less than a stipulated amount, the company is required to make a cash payment to WFC equal to the insufficiency within 60 days of the end of the quarter. The company was not required to make any payments under this agreement during 2002, 2001 or 2000. The support agreement may be terminated by either WFC or the company upon 30 days notice, provided that certain conditions are met. The company has also agreed to maintain ownership of at least 70% of WFC’s voting stock.

2002 Annual Report    53

• 09 GUARANTEES, COMMITMENTS AND CONTINGENCIES

Guarantees

The company guarantees the bills of exchange related to a European business (“affiliate”) in which Whirlpool is a minority shareholder. These bills of exchange are short-term agreements, usually for 90 days, which allow the issuer to convert its receivables into cash, less a minor fee paid to the bank. The bills of exchange are issued both by the company for loans made to the affiliate and by the affiliate for its trade accounts receivable. In the event the affiliate defaults on its obligations under any of the bills of exchange, the company would be liable for the related amounts. The company has limited recourse provisions against the assets of the affiliate in the event of its insolvency. As of December 31, 2002 and 2001, the company had approximately $30 million and $24 million of guarantees outstanding for the bills of exchange related to the affiliate.

The company also has guarantee arrangements in place in a Brazilian subsidiary. As a standard business practice in Brazil, the subsidiary guarantees customer lines of credit at commercial banks following its normal credit policies. In the event that a customer were to default on its line of credit with the bank, the subsidiary would be required to satisfy the obligation with the bank, and the receivable would revert back to the subsidiary. The total amount of the related guarantees at December 31, 2002 and 2001, is approximately $66 million and $124 million, respectively. The only recourse available on these guarantees would be legal or administrative collection efforts directed against the customer.

The company provides guarantees of indebtedness for various consolidated subsidiaries. Guarantee agreements for consolidated subsidiaries totaled $1.4 billion and $1.3 billion at December 31, 2002 and 2001, respectively.

Product warranty reserves are established in the same period that revenue from the sale of the related products is recognized. The amounts of those reserves are based on established terms and the company’s best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. The product warranty reserves increased in 2002 due to increased sales volume and an extension of certain product warranty terms from one to two years in various European operations. The following represents a reconciliation of the changes in product warranty reserves for the periods presented:

December 31 – Millions of dollars	2002	2001
Balance at January 1	$108	$114
Warranties issued	228	198
Warranties acquired	7	—
Settlements made	(214)	(203)
Other changes	(1)	(1)

Balance at December 31	$128	$108

Current portion	$71	$63
Non-current portion	57	45

Total	$128	$108

Commitments and Contingencies

The company is involved in various legal actions arising in the normal course of business. Management, after taking into consideration legal counsel’s evaluation of such actions, is of the opinion that the outcome of these matters will not have a material adverse effect on the company’s financial position.

54    Notes to Consolidated Financial Statements

At December 31, 2002, the company had non-cancelable operating lease commitments totaling $203 million. The annual future minimum lease payments are detailed in the table below.

Millions of dollars
2003	$54
2004	41
2005	34
2006	31
2007	26
Thereafter	17

Total non-cancelable operating lease commitments	$203

The company’s rent expense was $72 million, $98 million and $93 million for the years 2002, 2001 and 2000, respectively.

• 10 HEDGES AND DERIVATIVE FINANCIAL INSTRUMENTS

The company is exposed to market risk from changes in foreign currency exchange rates, domestic and foreign interest rates, and commodity prices. Fluctuations in these rates and prices can affect the company’s operating results and financial condition. The company manages its exposure to these market risks through its operating and financing activities, and through the use of derivative financial instruments. The company does not enter into derivative financial instruments for trading purposes.

Using derivative markets means assuming counter-party credit risk. Counter-party risk relates to the loss the company could incur if a counter-party defaulted on a derivative contract. The company deals only with investment-grade counterparties to these contracts and monitors its overall credit risk and exposure to individual counter-parties. The company does not anticipate nonperformance by any counter-parties. The amount of counter-party credit exposure is generally the unrealized gains on such derivative contracts. The company does not require, nor does it post, collateral or security on such contracts.

The following summarizes the outstanding derivative contracts at December 31, 2002 and 2001, and the exposures to which they relate:

		Notional Amount in Millions of Dollars
Exposure	Derivative	2002	2001	Hedge Type	Term
Forecasted cross currency cashflows	Foreign exchange forwards	$324	$421	Cash flow or fair value hedge	Various, up to 18 months

Non-functional currency asset/liability	Foreign exchange forwards	$533	$501	Undesignated	Various, up to 6 months

Raw Material Purchases	Commodity swaps	$29	$14	Cash flow hedge	Various, up to 18 months

Floating Rate Debt	Interest rate swaps	$100	$100	Cash flow hedge	2006

Fixed Rate Debt	Interest rate swaps	$200	$—	Fair value hedge	2003

2002 Annual Report    55

Forecasted cross currency cashflows relate primarily to foreign currency denominated expenditures and intercompany financing agreements, royalty agreements and dividends. Non-functional currency asset and liability hedges are undesignated, but relate primarily to short-term payables and receivables and intercompany loans. Commodity swaps relate to raw material purchases (for example, copper and aluminum) used in the manufacturing process. Unrealized gains and losses on the above foreign currency exchange contracts and commodities swaps were not significant as of December 31, 2002 and 2001.

The company’s $100 million interest-rate swap maturing in 2006 is designated and is effective as a hedge of future cash payments, and is treated as a cash-flow hedge for accounting purposes. The fair value of this contract was a loss of $12 million as of December 31, 2002, and a loss of $4 million as of December 31, 2001.

The company’s $200 million interest-rate swap maturing in 2003 is designated and is effective as a hedge of future cash payments and is treated as a fair-value hedge for accounting purposes. The fair value of this contract was a gain of $1 million as of December 31, 2002.

The company has designated a portion of its Euro-denominated, fixed-rate debt as a hedge to protect the value of its net investments in its European subsidiaries. Translation adjustments related to this debt are not included in the income statement, but are shown in the cumulative translation adjustment account included in accumulated other comprehensive income. During the year ended December 31, 2002, the company recognized $1 million of net losses included in the cumulative translation adjustment related to this net-investment hedge.

During the years ended December 31, 2002 and 2001, the company’s gains and losses related to the ineffective portion of its hedging instruments were immaterial. The company did not recognize any gains or losses during the years ended December 31, 2002 and 2001, for cash-flow hedges that were discontinued because the forecasted transaction was not probable to occur.

The amount of unrealized gains and losses on derivative instruments included in other comprehensive income at December 31, 2002, that will be reclassified into earnings during 2003 is not significant.

The company managed a portfolio of domestic and cross-currency interest-rate swaps that effectively converted U.S. dollar denominated debt into that of various European currencies. Through May 15, 2000, such local currency denominated debt served as an effective hedge against the company’s European cash flows and net assets. On May 15, 2000, the company undesignated these contracts as hedges of the net investment in its European operations and entered into offsetting Euro-denominated currency swaps, effectively locking in its positive cash position on the original swap portfolio. These contracts were not designated as hedges and, therefore, were marked-to-market each period through earnings as a component of interest expense, with unrealized gains (losses) on the May 2000 swap contracts substantially offsetting subsequent unrealized (losses) gains on the original swap portfolio. On October 5, 2001, the company monetized the above-referenced swaps, receiving $209 million in cash.

The net transaction losses recognized in other income (expense) in the statement of operations, including gains and losses from those contracts not qualifying as hedges, were $17 million in 2002, $11 million in 2001 and $17 million in 2000.

56    Notes to Consolidated Financial Statements

• 11 STOCKHOLDERS’ EQUITY

On February 15, 2000, the company announced that its Board of Directors approved an extension of the company’s stock repurchase program to $1 billion. The additional $750 million share repurchase authorization extends the previously authorized $250 million repurchase program that was announced March 1, 1999. The shares are to be purchased in the open market and through privately negotiated sales as the company deems appropriate. The company has purchased 12.7 million shares at a cost of $683 million through December 31, 2002, under this stock repurchase program, of which 8.7 million shares ($427 million) were purchased in 2000, 0.7 million shares ($43 million) were purchased in 2001, and 0.7 million shares ($46 million) were purchased in 2002. The 2002 shares were purchased from one of the company’s U.S. pension plans at an average cost of $66.32 per share, which was based upon an average of the high and low market prices on the date of purchase. The 2001 share repurchases included 0.6 million shares that were purchased from one of the company’s U.S. pension plans at a cost of $41 million, or $67.78 per share, which was based upon an average of the high and low market prices on the date of purchase.

In addition to its common stock, the company has 10 million authorized shares of preferred stock (par value $1 per share), none of which is outstanding.

Accumulated other comprehensive income (loss), net of tax, consists of:

Millions of dollars	2002	2001
Foreign currency translation adjustments	$(821)	$(673)
Derivative financial instruments	(20)	(17)
Minimum pension liability adjustments	(158)	(7)

Total	$(999)	$(697)

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

If a person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person (which will thereafter be void), shall thereafter have the right to receive upon exercise of such Right that number of shares of common stock (or other securities) having at the time of such transaction a market value of two times the exercise price of the Right. If a person becomes an Acquiring Person and the company is involved in a merger or other business combination transaction where the company is not the surviving corporation or where common stock is changed or exchanged or in a transaction or transactions in which 50% or more of its consolidated assets or earning power are sold, proper provision shall be made so that each holder of a Right (other than such Acquiring Person) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. In addition, if an Acquiring Person, does not have beneficial ownership of 50% or more of the common stock, the company’s Board of Directors has the option of exchanging all or part of the Rights for an equal number of shares of common stock in the manner described in the Rights Agreement.

Prior to the Trigger Date, the Board of Directors of the company may redeem the Rights in whole, but not in part, at a

2002 Annual Report    57

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

• 12 STOCK OPTION AND INCENTIVE PLANS

Stock option and incentive plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Generally, no compensation expense is recognized for stock options with exercise prices equal to the market value of the underlying shares of stock at the date of grant. Stock options generally have 10-year terms, and vest and become fully exercisable over a two-year period after date of grant. Compensation expense related to the company’s stock based incentive plans is recognized ratably over each plan’s defined vesting period. Pre-tax expenses under the company’s stock based incentive plans were $20 million, $26 million and $1 million in 2002, 2001 and 2000.

The company’s stock option and incentive plans permit the grant of stock options and other stock awards covering up to 14.5 million shares to key employees of the company and its subsidiaries, of which 4.9 million shares are available for grant at December 31, 2002. Outstanding restricted and phantom shares totaled 1,557,123 with a weighted-average grant-date fair value of $56.01 per share at December 31, 2002, and 1,060,000 with a weighted-average grant-date fair value of $55.35 per share at December 31, 2001.

Under the Nonemployee Director Stock Ownership Plan, each nonemployee director is automatically granted 400 shares of common stock annually and is eligible for a stock option grant of 600 shares if the company’s earnings meet a prescribed earnings formula. In addition, each nonemployee director is awarded annually deferred compensation in the form of 400 shares of phantom stock, which is converted into common stock on a one-for-one basis and paid when the director leaves the Board. This plan provides for the grant of up to 300,000 shares as either stock or stock options, of which 152,385 shares are available for grant at December 31, 2002. The stock options vest and become exercisable six months after date of grant. There were no significant expenses under this plan for 2002, 2001 or 2000.

The fair value of stock options used to compute proforma net earnings and diluted net earnings per share disclosures, as presented in Note 1, is the estimated present value at grant date using the Black-Scholes option-pricing model with the following assumptions for 2002, 2001 and 2000: expected volatility of 33.8%, 32.6% and 28.6%; dividend yield of 2.2%, 2.3% and 2.7%; risk-free interest rate of 2.7%, 4.3% and 5.1%, and a weighted-average expected option life of 5 years for all three years.

58    Notes to Consolidated Financial Statements

A summary of stock option information follows:

	2002		2001		2000
Thousands of shares,except per share data	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
Outstanding at January 1	6,066	$51.83	6,437	$50.86	4,605	$52.21
Granted	1,466	67.07	1,401	54.30	2,222	47.59
Exercised	(1,395)	51.48	(1,508)	50.19	(190)	42.23
Canceled or expired	(172)	52.72	(264)	50.49	(200)	53.83

Outstanding at December 31	5,965	$55.63	6,066	$51.83	6,437	$50.86

Exercisable at December 31	3,639	$52.59	3,574	$52.68	3,545	$52.44

Fair value of options granted during the year		$18.28		$15.59		$12.23

Of the outstanding options at December 31, 2002, 2.6 million options, of which 2.3 million are exercisable at a weighted-average price of $49.24, have exercise prices ranging from $38.38 to $52.47 and a weighted-average remaining life of 6.3 years. The remaining 3.4 million outstanding options, of which 1.3 million are exercisable at a weighted-average price of $57.97, have exercise prices ranging from $53.06 to $77.85 and a weighted-average remaining life of 7.6 years.

• 13 RESTRUCTURING AND RELATED CHARGES

Restructuring Charges

Through December 31, 2002, the company had approved all phases of a restructuring program that began in the fourth quarter of 2000 and resulted in cumulative pre-tax restructuring charges of $251 million, of which $101 million was recognized during 2002 and $150 million was recognized during 2001. These charges have been identified as a separate component of operating profit. The restructuring plan and related charges relate primarily to the closing of a refrigeration plant in the company’s Latin American region, a parts packing facility and a cooking plant in the North American region, a plastic components facility in the Asian region, the relocation of several laundry manufacturing facilities in Europe, and a restructuring of the company’s microwave business in its European region. Employees terminated to date under the plan include both hourly and salaried employees. However, the majority are hourly personnel at the facilities listed above. For the initiatives announced through December 31, 2002, the company expects to eliminate over 7,000 employees, of which approximately 5,000 had left the company through December 31, 2002.

Other Related Charges

As a result of the company’s restructuring activity, $122 million of pre-tax restructuring related charges, of which $60 million was recognized during 2002 and $62 million was recognized during 2001, have also been recorded primarily within cost of products sold. The 2002 charges include $4 million and $1 million write-downs of buildings in the North American and Latin American regions, inventory write-offs of $1 million in Europe, and $16 million of miscellaneous equipment in North America, Europe and Latin America, as well as $38 million in cash costs incurred during the year for various restructuring related activities, such as relocating employees and equipment and concurrent operating costs. The 2001 charges included $12 million in write-downs of various fixed assets, primarily buildings that are no longer used in the company’s business activities in its Latin American region, $7 million of excess inventory due to the parts distribution consolidation in North America, $25 million in various assets in its North American, European and Asian regions, which were primarily made up of equipment no longer used in its business, and $18 million in cash costs incurred during 2001 for various restructuring related activities.

2002 Annual Report    59

Details of the restructuring liability balance and full year restructuring and related activity for 2002 and 2001 are as follows:

Millions of dollars	Beginning Balance	Charge to Earnings	Cash Paid	Non-cash	Translation	Acquisitions	Ending Balance
2002
Restructuring
Termination costs	$73	$92	$(60)	$—	$4	$7	$116
Non-employee exit costs	4	9	(7)	—	—	—	6
Related charges
Miscellaneous buildings	—	5	—	(5)	—	—	—
Inventory	—	1	—	(1)	—	—	—
Miscellaneous equipment	—	16	—	(16)	—	—	—
Various cash costs	—	38	(38)	—	—	—	—

Total	$77	$161	$(105)	$(22)	$4	$7	$122

2001
Restructuring
Termination costs	$5	$134	$(64)	$—	$(2)	$—	$73
Non-employee exit costs	—	16	(12)	—	—	—	4
Related charges
Miscellaneous buildings	—	12	—	(12)	—	—	—
Inventory	—	7	—	(7)	—	—	—
Miscellaneous equipment	—	25	—	(25)	—	—	—
Various cash costs	—	18	(18)	—	—	—	—

Total	$5	$212	$(94)	$(44)	$(2)	$—	$77

• 14 PRODUCT RECALLS

In September 2001, the company announced a voluntary recall of 1.8 million microwave hood combination units sold under the Whirlpool, KitchenAid, and Sears Kenmore brands. The company recognized a product recall pre-tax charge of $300 million ($184 million after tax) during the third quarter of 2001 and recorded this charge as a separate component of operating profit. During the fourth quarter of 2001 this liability was reduced by $79 million ($48 million after tax) due to the development of a more efficient service repair procedure, which enabled faster repairs and reduced costs. During 2002, the company incurred additional charges of approximately $9 million ($6 million after tax) for costs related to this recall.

In January of 2002, the company announced a voluntary recall of approximately 1.4 million dehumidifier units sold under the Whirlpool, ComfortAire, and Sears Kenmore brands. The company recognized a product recall pre-tax charge of $74 million ($45 million after tax) during the fourth quarter of 2001 and recorded this charge as a separate component of operating profit.

60    Notes to Consolidated Financial Statements

• 15 INCOME TAXES

Income tax expense from continuing operations are as follows:

Year ended December 31 – Millions of dollars	2002	2001	2000
Current:
Federal	$101	$201	$149
State and local	(6)	14	14
Foreign	109	34	34

	204	249	197
Deferred:
Federal	47	(121)	26
State and local	3	(21)	3
Foreign	(61)	(64)	(26)

	(11)	(206)	3

Total income tax expense	$193	$43	$200

Domestic and foreign earnings (loss) from continuing operations before income taxes and other items are as follows:

Year ended December 31 – Millions of dollars	2002	2001	2000
Domestic	$485	$204	$479
Foreign	10	(111)	98

Total earnings from continuing operations before taxes and other items	$495	$93	$577

Earnings before income taxes and other items, including discontinued operations (refer to Note 5), were $427 million, $58 million and $577 million for 2002, 2001 and 2000, respectively.

Reconciliations between tax expense at the U.S. federal statutory income tax rate of 35% and the consolidated effective income tax rate for earnings before income taxes and other items from continuing operations are as follows:

Year ended December 31 – Millions of dollars	2002	2001	2000
Income tax expense computed at U.S. federal statutory rate	$173	$33	$202
State and local taxes, net of federal tax benefit	3	(4)	5
Nondeductible expenses	6	7	(1)
Nondeductible goodwill amortization	—	6	6
Excess foreign taxes	4	11	1
Foreign dividends and subpart F income	7	13	13
Foreign government tax incentive	(15)	(22)	(21)
Foreign tax credits	(19)	(9)	(10)
Deductible interest on capital	(8)	(18)	(5)
Foreign withholding taxes	13	6	5
Valuation allowances	36	16	1
Other items, net	(7)	4	4

Income tax expense	$193	$43	$200

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes.

2002 Annual Report    61

Significant components of the company’s deferred tax liabilities and assets are as follows:

Year ended December 31 – Millions of dollars	2002	2001
Deferred tax liabilities
Property, plant and equipment	$150	$115
Financial services leveraged leases	69	120
Pensions	11	95
Software costs	16	21
Contested liabilities	24	22
LIFO Inventory	17	14
Other	108	73

Total deferred tax liabilities	395	460
Deferred tax assets
Postretirement obligation	205	196
Restructuring costs	29	12
Product warranty accrual	21	19
Receivable and inventory allowances	47	35
Loss carryforwards	260	182
Product recall reserves	—	93
Employee payroll and benefits	71	45
Other	130	144

Total deferred tax assets	763	726
Valuation allowances for deferred tax assets	(65)	(29)

Deferred tax assets, net of valuation allowances	698	697

Net deferred tax assets	$303	$237

Other deferred tax liabilities relate to temporary differences in multiple foreign jurisdictions and various other items. Other deferred tax assets relate to various reserves and accrued expenses, financing activities, and various other items.

The company has recorded valuation allowances to reflect the estimated amount of net operating loss carryforwards that may not be realized. At December 31, 2002, the company has foreign net operating loss carryforwards of $632 million, $525 million of which do not expire, with substantially all of the remaining $107 million expiring in various years through 2007.

The company provides deferred taxes on the undistributed earnings of foreign subsidiaries and affiliates to the extent such earnings are expected to be remitted. Generally, earnings have been remitted only when no significant net tax liability would have been incurred. No provision has been made for U.S. or foreign taxes that may result from future remittances of the undistributed earnings ($440 million at December 31, 2002) of foreign subsidiaries and affiliates expected to be reinvested indefinitely. Determination of the deferred income tax liability on these unremitted earnings is not practicable as such liability, if any, is dependent on circumstances existing when remittance occurs.

The company paid income taxes of $126 million in 2002, $148 million in 2001 and $262 million in 2000.

Income taxes payable of $186 million and $109 million are included in other current liabilities at December 31, 2002 and 2001.

62    Notes to Consolidated Financial Statements

• 16 PENSION AND POSTRETIREMENT MEDICAL BENEFITS PLANS

The company sponsors defined benefit pension plans and defined contribution 401(k) plans for active employees and certain medical benefit plans for retirees. The company’s funding policy is to contribute to its U.S. pension plans amounts sufficient to meet the minimum funding requirement as defined by employee benefit and tax laws, plus additional amounts which the company may determine to be appropriate. In certain countries other than the U.S., the funding of pension plans is not common practice. The company has several unfunded, non-U.S. pension plans in certain of these countries. The company pays for retiree medical benefits as they are incurred.

The company’s defined benefit pension plans include contributory and non-contributory plans and cover substantially all North American employees and certain Brazilian and European employees. Pension benefits are based primarily on either service and compensation during a specified period before retirement or specified amounts for each year of service. Plan assets are held in trust and consist primarily of common stock and fixed income securities and cash. At December 31, 2002, stocks represent 75% of the market value of pension assets for the U.S. plans, and fixed income securities and cash represent 25%. As of December 31, 2002, the company’s U.S. pension plans held as investments approximately $51 million, or 1 million shares, of Whirlpool Corporation common stock. This investment represented approximately 4% of the total market value of assets held by these plans as of December 31, 2002.

The U.S. pension plans provide that in the event of a plan termination within five years following a change in control of the company, any assets held by the plans in excess of the amounts needed to fund accrued benefits would be used to provide additional benefits to plan participants. A change in control generally means either a change in the majority of the incumbent board of directors or an acquisition of 25% or more of the voting power of the company’s outstanding stock, without the approval of a majority of the incumbent board.

The company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. Company matching contributions for domestic hourly and certain other employees under the plan, based on the company’s annual operating results and the level of individual participant’s contributions, amounted to $16 million, $12 million and $12 million in 2002, 2001 and 2000, respectively.

The company sponsors plans to provide selected health care benefits for eligible retired employees. Eligible retirees are those full-time U.S. employees with 10 years of service who have attained age 55 while in service with the company. The company’s practice with respect to these plans is to fund expenses as incurred. The Plan is currently noncontributory and contains cost-sharing features such as deductibles, coinsurance and a lifetime maximum. The company has reserved the right to modify the benefits. No significant postretirement medical benefits are provided by the company to non-U.S. employees.

The company’s pension plans were underfunded on a combined basis as of December 31, 2002, which resulted in a non-cash, after-tax charge to equity of $151 million to recognize a minimum pension liability. While certain plans were overfunded, the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the underfunded plans at December 31, 2002, were $1,572 million, $1,414 million and $1,168 million. Although the company’s pension plans were overfunded on a combined basis as of December 31, 2001 and 2000, several of the plans did not hold or had minimal assets and were therefore underfunded. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for these plans were $197 million, $187 million and $109 million, respectively, as of December 31, 2001, and $83 million, $73 million and $6 million, respectively, as of December 31, 2000.

2002 Annual Report    63

The company’s obligations and related expense for pension and postretirement health care plans are as follow:

	Pension Benefits
	US			Foreign
Millions of dollars	2002	2001	2000	2002	2001	2000
Change in benefit obligation
Benefit obligation as of January 1	$1,269	$1,090	$1,044	$145	$193	$198
Service cost	56	53	38	7	8	10
Interest cost	95	88	86	11	13	15
Plan participants’ contributions	—	—	—	—	—	—
Amendments	29	48	11	(11)	(3)	—
Business combinations	—	—	—	25	—	—
Actuarial (gain) loss	124	55	44	12	(4)	(6)
Settlements	—	—	—	—	(36)	—
Benefits paid	(70)	(65)	(165)	(8)	(11)	(10)
Curtailments	—	—	—	(13)	(1)	—
Special termination benefits	—	—	32	—	(3)	—
Foreign currency exchange rate changes	—	—	—	4	(11)	(14)

Benefit obligation as of December 31	$1,503	$1,269	$1,090	$172	$145	$193

Change in plan assets:
Fair value of plan assets as of January 1	$1,460	$1,794	$2,050	$97	$147	$151
Actual return on plan assets	(203)	(275)	(72)	1	6	15
Employer contributions	3	6	1	2	1	2
Settlements	—	—	—	(11)	(36)	—
Plan participants’ contributions	—	—	—	1	1	—
401 (h) transfer	—	—	(20)	—	—	—
Benefits paid	(70)	(65)	(165)	(8)	(11)	(10)
Foreign currency exchange rate changes	—	—	—	(1)	(11)	(11)

Fair value of plan assets as of December 31	$1,190	$1,460	$1,794	$81	$97	$147

64    Notes to Consolidated Financial Statements

	Pension Benefits (continued)
	US			Foreign
Millions of dollars	2002	2001	2000	2002	2001	2000

Reconciliation of prepaid (accrued) cost and total amount recognized:
Funded status as of December 31	$(313)	$191	$704	$(91)	$(48)	$(46)
Unrecognized actuarial loss (gain)	407	(118)	(659)	17	(17)	(42)
Unrecognized prior service cost	129	115	78	5	6	1
Unrecognized transition asset	—	(1)	(3)	1	8	14

Prepaid (accrued) cost as of December 31	$223	$187	$120	$(68)	$(51)	$(73)

Prepaid cost	$43	$219	$155	$—	$5	$5
Accrued benefit liability	(188)	(37)	(43)	(92)	(63)	(80)
Intangible asset	128	(5)	(1)	5	5	2
Equity Charge and Other	240	10	9	19	2	—

Total recognized as of December 31	$223	$187	$120	$(68)	$(51)	$(73)

Assumptions as of December 31
Discount rate	6.75%	7.50%	8.00%	5.5—11.3%	5.0—11.3%	5.0—11.3%
Expected return on assets	8.75%	10.00%	10.50%	5.5—11.3%	6.0—11.3%	6.0—11.3%
Rate of compensation increase	4.50%	5.00%	5.00%	2.5—8.0%	2.5—8.0%	1.0—8.0%

Components of net periodic benefit cost (credit)
Service cost	$56	$53	$38	$6	$8	$10
Interest cost	95	89	86	11	12	15
Expected return on plan assets	(175)	(177)	(164)	(7)	(12)	(14)
Recognized actuarial (gain)	(22)	(35)	(37)	(1)	(1)	(2)
Amortization of prior service cost	14	11	10	—	—	—
Amortization of transition asset	(1)	(2)	(4)	2	2	3

Net periodic benefit cost (credit)	(33)	(61)	(71)	11	9	12
Curtailments	—	—	—	(10)	(1)	—
Special termination benefits	—	—	32	(2)	3	—
Settlements	—	—	(71)	(3)	(20)	—

Total pension cost (credit)	$(33)	$(61)	$(110)	$(4)	$(9)	$12

2002 Annual Report    65

	Postretirement Medical Benefits
Millions of dollars	2002	2001	2000
Change in benefit obligation
Benefit obligation as of January 1	$525	$439	$414
Service cost	14	11	9
Interest cost	41	34	32
Amendments	(9)	(43)	–
Actuarial loss	123	108	6
Benefits paid	(39)	(24)	(22)

Benefit obligation as of December 31	$655	$525	$439

Change in plan assets
Fair value of plan assets as of January 1	$—	$—	$—
Contributions	39	24	22
Benefits paid	(39)	(24)	(22)

Fair value of plan assets as of December 31	$—	$—	$—

Reconciliation of prepaid (accrued) cost and total amount recognized
Funded status as of December 31	$(655)	$(525)	$(439)
Unrecognized actuarial (gain) loss	215	87	(21)
Unrecognized prior service cost	(47)	(43)	—

Prepaid (accrued) cost as of December 31	$(487)	$(481)	$(460)

Prepaid cost at December 31	$—	$—	$—
Accrued benefit liability at December 31	(487)	(481)	(460)

Total recognized as of December 31	$(487)	$(481)	$(460)

Weighted average assumptions as of December 31
Discount rate	6.75%	7.50%	8.00%
Medical costs trend rate:
For year ending December 31	9.5—10.5%	8.5—10.5%	6.00%
Ultimate medical trend rate (2006)	5.50%	6.00%

Components of net periodic benefit cost
Service cost	$14	$11	$9
Interest cost	41	34	32
Recognized actuarial loss	5	—	—
Amortization of prior service cost	(4)	—	—

Net periodic benefit cost	$56	$45	$41

66    Notes to Consolidated Financial Statements

The medical cost trend significantly affects the reported postretirement benefit cost and benefit obligations. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

Millions of dollars	One Percentage Point Increase	One Percentage Point Decrease
Effect on total service cost and interest cost components	$1	$(2)
Effect on postretirement benefit obligation	17	(19)

• 17 BUSINESS SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision maker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

The company identifies such segments based upon geographical regions of operations because each operating segment manufactures home appliances and related components, but serves strategically different markets. The chief operating decision maker evaluates performance based upon each segment’s operating income, which is defined as income before interest income and sundry, interest expense, taxes, minority interests, and before one-time charges. Total assets by segment are those assets directly associated with the respective operating activities. The “Other/Elimination” column primarily includes corporate expenses, assets and eliminations, as well as all other one-time charges. Intersegment sales are eliminated within each region with the exception of compressor sales out of Latin America, which are included in Other/Eliminations.

Sales activity with Sears, Roebuck and Co., a North American major home appliance retailer, represented 21%, 21% and 20% of consolidated net sales in 2002, 2001, 2000, respectively. Related receivables were 23%, 25% and 22% of consolidated trade receivables as of December 31, 2002, 2001 and 2000, respectively.

The company conducts business in two countries that individually comprised over 10% of consolidated net sales and total assets within the last three years. The United States represented 59%, 59%, and 55% of net sales for 2002, 2001 and 2000, respectively, while Brazil totaled 8%, 9% and 11% for 2002, 2001 and 2000, respectively. As a percentage of total assets, the United States accounted for 40%, 44% and 41% at the end of 2002, 2001 and 2000, respectively. Brazil accounted for 11%, 14% and 18% of total assets at the end of 2002, 2001 and 2000, respectively.

As described above, the company’s chief operating decision maker reviews each operating segment’s performance based upon operating income excluding one-time charges. In 2002, these one-time charges were comprised of restructuring and other related charges, product recall charges and goodwill impairment charges in Asia. These charges are included in operating profit on a consolidated basis and included in the Other/Eliminations column in the tables below. For 2002 year-to-date amounts, the operating segments recorded total restructuring and related charges (refer to Note 13) as follows: North America – $43 million, Europe – $79 million, Latin America – $24 million, Asia – $11 million and Corporate – $4 million, for a total of $161 million. Also included in Other/Eliminations during 2002 is $9 million of product recall related charges (refer to Note 14) recorded in the fourth quarter and $9 million in goodwill impairment charges. In 2001, the operating segments recorded total restructuring and related charges as follows: North America – $35 million, Europe – $92 million, Latin America – $68 million, Asia – $13 million and Corporate – $4 million for a total of $212 million. Also included in the Other/Eliminations column during 2001 is $295 million of product recall charges related to the North American region.

2002 Annual Report    67

	Geographic Segments
Millions of dollars	North America	Europe	Latin America	Asia	Other/ Eliminations	Total Whirlpool
Net sales
2002	$7,306	$2,199	$1,266	$391	$(146)	$11,016
2001	6,581	2,058	1,487	373	(156)	10,343
2000	6,223	2,156	1,706	390	(150)	10,325

Intangible amortization
2002	$—	$—	$—	$—	$14	$14
2001	3	13	3	5	4	28
2000	3	13	3	5	5	29

Depreciation
2002	$197	$83	$80	$16	$15	$391
2001	173	78	91	15	11	368
2000	157	74	106	17	17	371

Operating profit (loss)
2002	$830	$81	$107	$14	$(340)	$692
2001	758	39	134	19	(644)	306
2000	682	102	125	21	(123)	807

Total assets
2002	$2,913	$2,015	$1,054	$516	$133	$6,631
2001	2,591	2,067	1,339	653	317	6,967
2000	2,624	1,948	1,600	704	26	6,902

Capital expenditures
2002	$165	$103	$112	$15	$35	$430
2001	191	87	80	10	10	378
2000	175	94	86	10	10	375

68    Notes to Consolidated Financial Statements

• 18 QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	Three Months Ended
Millions of dollars, except per share data	Dec. 31	Sept. 30	Jun. 30	Restated Mar. 31
2002
Net sales	$2,947	$2,759	$2,737	$2,574
Cost of products sold	2,266	2,114	2,103	1,982
Earnings from continuing operations	14	101	63	84
Net earnings (loss)	(29)	101	63	(529)
Per share of common stock
Basic earnings from continuing operations	$0.20	$1.48	$0.93	$1.25
Basic net earnings (loss)	(0.43)	1.48	0.93	(7.86)
Diluted earnings from continuing operations	$0.20	$1.46	$0.91	$1.21
Diluted net earnings (loss)	(0.42)	1.46	0.91	(7.63)
Dividends	$0.34	$0.34	$0.34	$0.34
Significant after-tax items included in the quarterly net earnings (loss):
Restructuring and related charges (Note 13)	$(84)	$(11)	$(19)	$(8)
Impairment charge related to minority investment (Note 7)	—	—	(22)	—
Goodwill write-off of an Asian entity (Note 3)	(9)	—	—	—
Product recalls (Note 14)	(6)	—	—	—
Discontinued operations (Note 5)	(43)	—	—	—
Cumulative effect of a change in accounting principle (Note 3)	—	—	—	(613)

The net loss (and related per share amounts) for the restated first quarter as shown above differ from the originally filed amounts due to the adoption of SFAS No. 142, as discussed in Note 3.

	Three Months Ended
Millions of dollars, except per share data	Dec. 31	Sept. 30	Jun. 30	Mar. 31
2001
Net sales	$2,647	$2,594	$2,585	$2,517
Cost of products sold	1,989	1,988	1,989	1,959
Earnings (loss) from continuing operations	21	(94)	74	33
Net earnings (loss)	21	(94)	53	41
Per share of common stock
Basic earnings (loss) from continuing operations	$0.31	$(1.40)	$1.12	$0.49
Basic net earnings (loss)	0.31	(1.40)	0.80	0.62
Diluted earnings (loss) from continuing operations	$0.31	$(1.40)	$1.10	$0.49
Diluted net earnings (loss)	0.31	(1.40)	0.78	0.61
Dividends	$0.34	$0.34	$0.34	$0.34
Significant after-tax items included in the quarterly net earnings (loss):
Restructuring and related charges (Note 13)	$(91)	$(11)	$(14)	$(40)
Product recalls (Note 14)	3	(184)	—	—
Discontinued operations (Note 5)	—	—	(21)	—
Cumulative effect of a change in accounting principle (Note 1)	—	—	—	8

2002 Annual Report    69

Report of Ernst & Young LLP, Independent Auditors

The Stockholders and Board of Directors

Whirlpool Corporation

Benton Harbor, Michigan

We have audited the accompanying consolidated balance sheets of Whirlpool Corporation as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Whirlpool Corporation as of December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets. As discussed in Note 1 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments and hedging activities.

/s/ Ernst & Young LLP
Chicago, Illinois February 4, 2003

70    Report of Independent Auditors and Management

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

The financial statements were prepared from the company’s accounting records, books and accounts which, in reasonable detail, accurately and fairly reflect all material transactions. The company maintains a system of internal controls designed to provide reasonable assurance that the company’s accounting records, books and accounts are accurate and that transactions are properly recorded in the company’s books and records, and the company’s assets are maintained and accounted for, in accordance with management’s authorizations. The company’s accounting records, policies and internal controls are regularly reviewed by an internal audit staff.

The audit committee of the board of directors of the company is composed of five independent directors who, in the opinion of the board, meet the relevant financial experience, literacy, and expertise requirements. The audit committee provides independent and objective oversight of the company’s accounting functions and internal controls and monitors the objectivity of the company’s financial statements, (2) the company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the company’s internal audit function and independent auditors. In performing these functions, the committee has the responsibility to review and discuss the annual audited financial statements and quarterly financial statements and related reports with management and independent auditors, including the company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations;” to monitor the adequacy of financial disclosure; and to retain and terminate the company’s independent auditors and exercise the committee’s sole authority to review and approve all audit engagement fees and terms and preapprove the nature, extent, and cost of all non-audit services provided by independent auditors (for 2002 and prior, the board of directors held this responsibility).

/s/ R. Stephen Barrett, Jr.
R. Stephen Barrett, Jr. Executive Vice President and Chief Financial Officer February 27, 2003

2002 Annual Report    71

Eleven-Year Consolidated Statistical Review

Millions of dollars, except share and employee data	2002	2001	2000
Consolidated operations
Net sales	$11,016	$10,343	$10,325
Operating profit[1]	692	306	807
Earnings (loss) from continuing operations before income taxes and other items	495	93	577
Earnings (loss) from continuing operations	262	34	367
Earnings (loss) from discontinued operations[2]	(43)	(21)	—
Net earnings (loss)[3]	(394)	21	367
Net capital expenditures	430	378	375
Depreciation	391	368	371
Dividends	91	113	70

Consolidated financial position
Current assets	3,327	3,311	3,237
Current liabilities	3,505	3,102	3,303
Working capital	(178)	209	(66)
Property, plant and equipment-net	2,338	2,052	2,134
Total assets	6,631	6,967	6,902
Long-term debt	1,092	1,295	795
Stockholders’ equity	739	1,458	1,684

Per share data
Basic earnings (loss) from continuing operations	3.86	0.51	5.24
Diluted earnings (loss) from continuing operations	3.78	0.50	5.20
Diluted net earnings (loss)[3]	(5.68)	0.31	5.20
Dividends	1.36	1.36	1.36
Book value	10.67	21.44	23.84
Closing Stock Price – NYSE	52.22	73.33	47.69

Key ratios[4]
Operating profit margin	6.3%	3.0%	7.8%
Pre-tax margin[5]	4.5%	0.9%	5.6%
Net margin[6]	2.4%	0.3%	3.6%
Return on average stockholders’ equity[7]	14.8%	1.3%	20.7%
Return on average total assets[8]	3.4%	0.4%	5.5%
Current assets to current liabilities	0.9	x	1.1	x	1.0	x
Total debt-appliance business as a percent of invested capital[9]	65.1%	48.0%	49.4%
Price earnings ratio	—	236.5	x	9.2	x
Interest coverage[10]	4.5	x	1.6	x	4.2	x
Other data
Number of common shares outstanding (in thousands):
Average – on a diluted basis	69,267	68,036	70,637
Year-end	68,226	67,215	66,265
Number of stockholders (year-end)	8,556	8,840	11,780
Number of employees (year-end)	68,272	61,923	62,527
Total return to shareholders (five year annualized)[11]	1.4%	12.2%	0.3%

1	Restructuring and special operating charges were $161 million in 2002, $212 million in 2001, $405 million in 1997, $30 million in 1996, and $250 million in 1994.
2	The company’s financial services business was discontinued in 1997.
3	Includes cumulative effect of accounting changes: 2002 – Accounting for goodwill of ($613) million or ($8.84) per diluted share; 2001 – Accounting for derivative instruments and hedging activities of $8 million or $0.12 per diluted share; 1993 – Accounting for postretirement benefits other than pensions of ($180) million or ($2.42) per diluted share.
4	Excluding one-time charges for restructuring and related charges, a minority investment write-off in a European business, goodwill write-off of an Asian entity, product recalls, discontinued operations and accounting changes in 2002, selected key ratios would be as follows: a) Operating profit margin -7.9%, b) Pre-tax margin – 6.1%, c) Net margin – 3.8%, d) Return on average stockholders’ equity – 27%, e) Return on average total assets – 6.1%, and f) Interest coverage – 6x. Excluding one-time charges for restructuring and related charges, product recalls, discontinued operations and accounting changes in 2001, selected key ratios would be as follows: a) Operating profit margin – 7.9%, b) Pre-tax margin – 5.8%, c) Net margin – 3.6%, d) Return on average

72

Millions of dollars, except share and employee data	1999	1998	1997	1996	1995	1994	1993	1992
Consolidated operations	$10,511	$10,323	$8,617	$8,523	$8,163	$7,949	$7,368	$7,097
Net sales
Operating profit[1]	875	688	11	278	366	370	504	447
Earnings (loss) from continuing operations before income taxes and other items	514	564	(171)	100	214	269	418	334
Earnings (loss) from continuing operations	347	310	(46)	141	195	147	257	179
Earnings (loss) from discontinued operations[2]	—	15	31	15	14	11	(28)	26
Net earnings (loss)[3]	347	325	(15)	156	209	158	51	205
Net capital expenditures	437	542	378	336	483	418	309	288
Depreciation	386	399	322	318	282	246	241	275
Dividends	103	102	102	101	100	90	85	77

Consolidated financial position
Current assets	3,177	3,882	4,281	3,812	3,541	3,078	2,708	2,740
Current liabilities	2,892	3,267	3,676	4,022	3,829	2,988	2,763	2,887
Working capital	285	615	605	(210)	(288)	90	(55)	(147)
Property, plant and equipment-net	2,178	2,418	2,375	1,798	1,779	1,440	1,319	1,325
Total assets	6,826	7,935	8,270	8,015	7,800	6,655	6,047	6,118
Long-term debt	714	1,087	1,074	955	983	885	840	1,215
Stockholders’ equity	1,867	2,001	1,771	1,926	1,877	1,723	1,648	1,600

Per share data
Basic earnings (loss) from continuing operations	4.61	4.09	(0.62)	1.90	2.64	1.98	3.60	2.55
Diluted earnings (loss) from continuing operations	4.56	4.06	(0.62)	1.88	2.60	1.95	3.47	2.46
Diluted net earnings (loss)[3]	4.56	4.25	(0.20)	2.08	2.78	2.10	0.71	2.81
Dividends	1.36	1.36	1.36	1.36	1.36	1.22	1.19	1.10
Book value	24.55	26.16	23.71	25.93	25.40	23.21	23.17	22.91
Closing Stock Price – NYSE	65.06	55.38	55.00	46.63	53.25	50.25	66.50	44.63

Key ratios[4]
Operating profit margin	8.3%	6.7%	0.1%	3.3%	4.5%	4.7%	6.8%	6.3%
Pre-tax margin[5]	4.9%	5.5%	(2.0)%	1.2%	2.6%	3.4%	5.7%	4.7%
Net margin[6]	3.3%	3.0%	(0.5)%	1.7%	2.4%	1.8%	3.5%	2.5%
Return on average stockholders’ equity[7]	17.9%	17.2%	(0.8)%	8.2%	11.6%	9.4%	14.2%	13.1%
Return on average total assets[8]	4.2%	4.6%	(0.7)%	1.8%	3.0%	2.8%	4.0%	3.3%
Current assets to current liabilities	1.1	x	1.2	x	1.2	x	0.9	x	0.9	x	1.0	x	1.0	x	0.9	x
Total debt-appliance business as a percent of invested capital[9]	37.7%	43.5%	46.1%	44.2%	45.2%	35.6%	33.8%	42.8%
Price earnings ratio	14.3	x	13.0	x	—	22.4	x	19.2	x	23.9	x	21.2	x	15.9	x
Interest coverage[10]	4.1	x	3.2	x	—	1.6	x	2.7	x	3.6	x	5.0	x	3.5	x
Other data
Number of common shares outstanding (in thousands):
Average – on a diluted basis	76,044	76,507	74,697	77,178	76,812	77,588	76,013	75,661
Year-end	74,463	76,089	75,262	74,415	74,081	73,845	73,068	70,027
Number of stockholders (year-end)	12,531	13,584	10,171	11,033	11,686	11,821	11,438	11,724
Number of employees (year-end)	62,706	59,885	62,419	49,254	46,546	39,671	40,071	38,902
Total return to shareholders (five year annualized)[11]	7.9%	(1.2)%	6.8%	6.3%	20.8%	12.0%	25.8%	17.0%

stockholders’ equity – 22%, e) Return on average total assets – 5.6%, and f) Interest coverage – 5x. Excluding the first-quarter impact of the Brazilian currency devaluation in 1999 and the gain from discontinued operations in 1998, returns on average stockholders’ equity were 19.9% and 16.5%, and returns on average total assets were 5.7% and 4.3%. Excluding non-recurring items, selected 1997 Key Ratios would be as follows: a) Operating profit margin – 4.7%, b) Pre-tax margin – 2.7%, c) Net margin – 2.6%, d) Return on average stockholders’ equity – 12%, e) Return on average total assets – 2.7%, f) Interest coverage – 3x.

5	Earnings from continuing operations before income taxes and other items, as a percent of sales.
6	Earnings from continuing operations, as a percent of sales.
7	Net earnings (loss) before accounting change, divided by average stockholders’ equity.
8	Net earnings (loss) before accounting change, plus minority interest divided by average total assets.
9	Debt divided by debt, stockholders’ equity and minority interests.
10	Ratio of earnings from continuing operations (before income taxes, accounting change and interest expense) to interest expense.
11	Stock appreciation plus reinvested dividends.

73

Shareholders’ and Other Information

FINANCIAL INFORMATION

Whirlpool Corporation’s annual report on Form 10-K, a cassette-tape recording of the annual report to shareholders and other financial information is available free of charge.

If you are not a stockholder of record – that is, if your Whirlpool shares are registered in the name of a broker, bank or other nominee – you must ask that holder to mail stockholder reports directly to you. Company earnings releases for each quarter – typically issued in April, July, October and February – can be obtained by contacting Whirlpool’s Director, Investor Relations:

Tom Filstrup

Whirlpool Corporation, 2000 N. M-63,

Mail Drop 2800

Benton Harbor, MI 49022-2692

Telephone: 269.923.3189

Fax: 269.923.3525

Email: thomas_c_filstrup@whirlpool.com

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

Telephone: 269.923.3910

Fax: 269.923.3722

Email: robert_t_kenagy@whirlpool.com

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

ANNUAL MEETING

Whirlpool Corporation’s next annual meeting is scheduled for April 15, 2003, at 9:30 a.m. (Central Time), at 181 West Madison Street, 7th Floor, Chicago, IL.

STOCK EXCHANGES

Common stock of Whirlpool Corporation (exchange symbol: WHR) is listed on the New York and Chicago stock exchanges.

STOCK-SPLIT EXCHANGE AND DIVIDEND HISTORY

March 1952, 2-for-1 stock exchange

December 1954, 100% stock dividend

May 1965, 2-for-1

May 1972, 3-for-1

December 1986, 2-for-1

Example: 100 shares of Whirlpool common stock purchased in February 1952 equaled 4,800 shares in January 2003.

COMMON-STOCK

Market Price	High	Low	Close
4Q 2002	$55.99	$39.23	$52.22
3Q 2002	66.36	44.79	45.86
2Q 2002	78.20	63.45	65.36
1Q 2002	79.80	61.85	75.55
4Q 2001	$74.20	$53.25	$73.33
3Q 2001	71.93	50.20	55.35
2Q 2001	65.50	48.81	62.50
1Q 2001	57.38	45.88	49.99

TRADEMARKS

AccuWave, Acros, Advantech, Axent, Bauknecht, big, Brastemp, briva, Calypso, ComfortAire, Conquest, Consul, Crolls, De Ville Grill, Dreamspace, DryAire, Duet, Embraco, Eslabón de Lujo, Estate, Facility, Fast Forward Ice, GearWall, Gladiator, Glide, Icemagic, Ideale, Ignis, ImPress, Inglis, Insperience, Jupiter, KIC, KitchenAid, KitchenAid Experience, Laden, MagiCook, MagiCool, Maison Tri Chama, Max! Advance, Performer, Personal Valet, Polar, Polara, Pratice, Quality, Quick Cool, Roper by Whirlpool Corporation, Satina, SinkSpa, 6th Sense, Supermatic, Timer Classe A, Whirlpool and Whitemagic are trademarks of Whirlpool Corporation or its wholly or majority-owned affiliates.

Kenmore, Kenmore Elite and HE3t are trademarks of Sears, Roebuck and Co.

ENERGY STAR is a U.S. registered mark.

Epcot and Walt Disney World are registered marks of Disney Enterprises, Inc.

© 2003 Whirlpool Corporation.

All rights reserved.

74    Shareholders and Other Information

Directors & Executive Committee

DIRECTORS

Herman Cain 2,3

Chairman of the Board,

Godfather’s Pizza, Inc. and

Chief Executive Officer, T.H.E., Inc.

Gary T. DiCamillo 1,2

President and Chief Executive Officer,

TAC Worldwide Co.

Jeff M. Fettig

President and Chief Operating

Officer of the Company

Allan D. Gilmour 1,3

Vice Chairman and

Chief Financial Officer,

Ford Motor Company

Kathleen J. Hempel 2,3

Former Vice Chairman and

Chief Financial Officer,

Fort Howard Corporation

James M. Kilts 1,4

Chairman of the Board and

Chief Executive Officer,

The Gillette Company

Arnold G. Langbo 1,4

Former Chairman of the Board and

Chief Executive Officer,

Kellogg Company

Miles L. Marsh 2,4

Former Chairman of the Board and

Chief Executive Officer,

Fort James Corporation

Philip L. Smith 2,3

Former Chairman of the Board and

Chief Executive Officer,

The Pillsbury Company

Paul G. Stern 3,4

Partner, Thayer Capital Partners, LLP and

Arlington Capital Partners, LLP

Janice D. Stoney 1,4

Former Executive Vice President,

US WEST Communications Group, Inc.

David R. Whitwam

Chairman of the Board and

Chief Executive Officer of the Company

COMMITTEES

1. Audit

2. Corporate Governance and Nominating

3. Finance

4. Human Resources

EXECUTIVE COMMITTEE

David R. Whitwam

Chairman of the Board and

Chief Executive Officer

Jeff M. Fettig

President and Chief Operating Officer

R. Stephen Barrett, Jr.

Executive Vice President and

Chief Financial Officer

Mark E. Brown

Senior Vice President,

Global Strategic Sourcing

Daniel F. Hopp

Senior Vice President,

Corporate Affairs and General Counsel

Paulo F. M. Periquito

Executive Vice President and President,

Latin American Region

David L. Swift

Executive Vice President,

North American Region

Michael D. Thieneman

Executive Vice President and

Chief Technology Officer

Michael A. Todman

Executive Vice President and

President, Whirlpool Europe

[Photo Appears Here]

•From Left Philip L. Smith, Gary T. DiCamillo, Kathleen J. Hempel, Herman Cain, Jeff M. Fettig, James M. Kilts, David R. Whitwam, Allan D. Gilmour, Miles L. Marsh, Paul G. Stern, Janice D. Stoney, Arnold G. Langbo.

2002 Annual Report    75

Senior Officers & Corporate Addresses

SENIOR OFFICERS (VICE PRESIDENTS)

John Alexander

Whirlpool Brand, North America

J.C. Anderson

Senior Vice President,

North American Region Operations

Roy V. Armes

Whirlpool Mexico, North America

Betty A. Beaty

Controller

David A. Binkley

Global Human Resources

Marc R. Bitzer

Senior Vice President,

Marketing, Sales and Services,

Whirlpool Europe

R. David Butler

Chief Information Officer

Ruy Campos

Brazil Sales, Multibras

Blair A. Clark

Treasurer

Ted A. Dosch

Finance, North America

Garrick D’Silva

Regional Vice President,

Whirlpool Asia

Ernesto Heinzelmann

President and Chief Executive Officer,

Embraco S. A., Latin America

Barry Holt

Global Communications

Marise Fernandes Kumar

Emerging Brands and Categories,

North America

Karim Lalani

Sears Sales and Marketing,

North America

Rubin J. McDougal

Finance and Administration,

Whirlpool Europe

Gregory T. McManus

Sales and Distribution,

North America

Jamie Moldafsky

KitchenAid Brand,

North America

Che Naraine

Operations and Technology,

Whirlpool Europe

Giuseppe Perucchetti

Brand Marketing,

Whirlpool Europe

G. Alan Shaw

Customer Relationship Management,

North America

Nancy T. Snyder

Strategic Competency Creation

Jeremy S. Weinstein

Global Procurement Operations

W. Timothy Yaggi

Senior Vice President,

Brand Portfolio Group, North America

WHIRLPOOL CORPORATION GENERAL OFFICES

World Headquarters and North America Region

2000 N. M-63

Benton Harbor, MI 49022-2692

Telephone: 269.923.5000

Europe Region

Viale G. Borghi 27

21025 Comerio (VA), Italy

Telephone: 39.0332.759.111

Fax: 39.0332.759.347

Latin America Region

Av. das Nações Unidas N. 12.995

São Paulo – S.P. CEP 04578-000, Brazil

Telephone: 55.11.5586.6100

Fax: 55.11.5586.6040

Asia Region

16th Floor, Paliburg Plaza

68 Yee Wo St.

Causeway Bay, Hong Kong

Telephone: 852.2881.0882

Fax: 852.2881.1018

Product and Service Information (North America)

KitchenAid brand: 800.422.1230

Whirlpool brand: 800.253.1301

Internet Address

Whirlpool financial information and more

are available at Whirlpool’s site on the

Internet: www.whirlpoolcorp.com

76 Senior Officer & Corporate Addresses

• Our Vision

Every Home… Everywhere with Pride,

Passion and Performance

• Our Mission

Everyone… Passionately Creating

Loyal Customers for Life

[LOGO OF WHIRLPOOL]

www.whirlpoolcorp.com